      As filed with the Securities and Exchange Commission on July 10, 2008
                                                REGISTRATION STATEMENT NO. 333 -
                                                                       811-21262

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                      [X]
PRE-EFFECTIVE AMENDMENT NO.                                                  [ ]
POST-EFFECTIVE AMENDMENT NO.                                                 [ ]

                                       AND

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
AMENDMENT NO. 35                                                             [X]

                        (Check Appropriate box or boxes.)

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                           (Exact name of Registrant)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                               (Name of Depositor)

     ONE CITYPLACE, 185 ASYLUM STREET, 3CP, HARTFORD, CONNECTICUT 06103-3415
              (Address of Depositor's Principal Executive Offices) Depositor's Telephone Number, including area code: (860) 308-1000

                              MARIE C. SWIFT, ESQ.
                       METROPOLITAN LIFE INSURANCE COMPANY
                               501 BOYLSTON STREET
                                BOSTON, MA 02116
                     (Name and Address of Agent for Service)

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

AS SOON AS PRACTICABLE FOLLOWING THE EFFECTIVENESS OF THE REGISTRATION
STATEMENT.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

TITLE OF SECURITIES BEING REGISTERED: INDIVIDUAL VARIABLE ANNUITY CONTRACTS

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                     PIONEER ANNUISTAR(SM) VARIABLE ANNUITY
                       PIONEER ANNUISTAR VALUE(SM) ANNUITY

                                    ISSUED BY

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                    METLIFE INSURANCE COMPANY OF CONNECTICUT

                        SUPPLEMENT DATED OCTOBER 13, 2008
                     TO THE PROSPECTUS DATED APRIL 28, 2008

Effective October 13, 2008, the Company combined MetLife of CT Separate Account Thirteen for Variable Annuities (the "Former Separate Account") with and into MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"). The Separate Account was established on November 14, 2002 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. All references in your Prospectus to the Former Separate Account now refer to the Separate Account.

The Combination does not affect you in any way. More particularly:

     - There are no changes in our obligations or your rights and benefits under the Contract as a result of the Combination.
     - Your Contract Value is not affected by the Combination and no charges have been or will be imposed in connection therewith.
     - The Variable Funding Options available under your Contract have not changed as a result of the Combination.
     - Your Contract Value is allocated to the same Variable Funding Options (with the same Accumulation Unit values or Annuity Unit values) as it was before the Combination.
     - The Combination does not result in any federal income tax consequences to you.

If you have any questions, please contact us at 866-547-3793.

               PIONEER ANNUISTAR(SM) VARIABLE ANNUITY PROSPECTUS:

         METLIFE OF CT SEPARATE ACCOUNT THIRTEEN FOR VARIABLE ANNUITIES METLIFE OF CT SEPARATE ACCOUNT FOURTEEN FOR VARIABLE ANNUITIES
                                 APRIL 28, 2008

This prospectus describes PIONEER ANNUISTAR VARIABLE ANNUITY, a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") accumulate on a variable and/or, subject to availability, fixed basis in one or more of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options available for contracts purchased on or after April 28, 2008 are:

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS     Pioneer Cullen Value VCT Portfolio
  TRUST -- CLASS 2                                 Pioneer Emerging Markets VCT Portfolio
  Franklin Rising Dividends Securities Fund        Pioneer Equity Income VCT Portfolio
  Franklin Small-Mid Cap Growth Securities         Pioneer Fund VCT Portfolio
     Fund                                          Pioneer Global High Yield VCT Portfolio
  Templeton Foreign Securities Fund                Pioneer High Yield VCT Portfolio
LEGG MASON PARTNERS VARIABLE EQUITY TRUST          Pioneer Ibbotson Aggressive Allocation VCT
  Legg Mason Partners Variable Aggressive             Portfolio
     Growth Portfolio -- Class II                  Pioneer Ibbotson Growth Allocation VCT
  Legg Mason Partners Variable Capital and            Portfolio
     Income Portfolio -- Class II                  Pioneer Ibbotson Moderate Allocation VCT
  Legg Mason Partners Variable Fundamental            Portfolio
     Value Portfolio -- Class I                    Pioneer Independence VCT Portfolio
MET INVESTORS SERIES TRUST                         Pioneer International Value VCT Portfolio
  Lazard Mid Cap Portfolio -- Class B              Pioneer Mid Cap Value VCT Portfolio
  Met/AIM Capital Appreciation                     Pioneer Oak Ridge Large Cap Growth VCT
     Portfolio -- Class E                             Portfolio
  MFS(R) Research International                    Pioneer Real Estate Shares VCT Portfolio
     Portfolio -- Class B                          Pioneer Small Cap Value VCT Portfolio
  Oppenheimer Capital Appreciation                 Pioneer Strategic Income VCT Portfolio
     Portfolio -- Class B
METROPOLITAN SERIES FUND, INC.
  BlackRock Money Market Portfolio -- Class A
  MFS(R) Total Return Portfolio -- Class B
  Oppenheimer Global Equity
     Portfolio -- Class B
PIONEER VARIABLE CONTRACTS TRUST -- CLASS II
  Pioneer Bond VCT Portfolio


     Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds" for more information.

The Contract, certain Contract features and/or some of the funding options may not be available in all states.

This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information ("SAI") dated April 28, 2008. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to us at P.O. Box 10366, Des Moines, IA 50306-0366, call 866-547-3793 or access the SEC's website (http://www.sec.gov). See Appendix F for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                                TABLE OF CONTENTS





                                                                          PAGE
                                                                          ----
GLOSSARY................................................................     3
SUMMARY.................................................................     5
FEE TABLE...............................................................     9
CONDENSED FINANCIAL INFORMATION.........................................    13
THE ANNUITY CONTRACT....................................................    13
Contract Owner Inquiries................................................    14
Purchase Payments.......................................................    15
Accumulation Units......................................................    15
The Variable Funding Options............................................    16
FIXED ACCOUNT...........................................................    19
CHARGES AND DEDUCTIONS..................................................    20
General.................................................................    20
Withdrawal Charge.......................................................    20
Free Withdrawal Allowance...............................................    21
Transfer Charge.........................................................    21
Administrative Charges..................................................    21
Mortality and Expense Risk Charge.......................................    22
Variable Liquidity Benefit Charge.......................................    22
Enhanced Stepped-Up Provision Charge....................................    22
Guaranteed Minimum Withdrawal Benefit Charge............................    22
Guaranteed Minimum Withdrawal Benefit for Life ("GMWB for Life")
  Charge................................................................    22
Guaranteed Minimum Accumulation Benefit Charge..........................    23
Variable Funding Option Expenses........................................    23
Premium Tax.............................................................    23
Changes in Taxes Based upon Premium or Value............................    23
TRANSFERS...............................................................    23
Market Timing/Excessive Trading.........................................    23
Dollar Cost Averaging...................................................    25
ACCESS TO YOUR MONEY....................................................    26
Systematic Withdrawals..................................................    26
OWNERSHIP PROVISIONS....................................................    27
Types of Ownership......................................................    27
Contract Owner..........................................................    27
Beneficiary.............................................................    27
Annuitant...............................................................    27
DEATH BENEFIT...........................................................    28
Death Proceeds before the Maturity Date.................................    28
Enhanced Stepped-Up Provision ("E.S.P.")................................    30
Payment of Proceeds.....................................................    31
Spousal Contract Continuance (subject to availability--does not apply if
  a non-spouse is a joint owner)........................................    32
Beneficiary Contract Continuance (not permitted for non-natural
  beneficiaries)........................................................    33
Planned Death Benefit...................................................    33
Death Proceeds after the Maturity Date..................................    34
LIVING BENEFITS.........................................................    34
Guaranteed Minimum Withdrawal Benefit ("GMWB" or "Principal
  Guarantee")...........................................................    34
THE ANNUITY PERIOD......................................................    55
Maturity Date...........................................................    55
Allocation of Annuity...................................................    55
Variable Annuity........................................................    55
Fixed Annuity...........................................................    56
PAYMENTS OPTIONS........................................................    56
Election of Options.....................................................    56
Annuity Options.........................................................    56
Variable Liquidity Benefit..............................................    57
MISCELLANEOUS CONTRACT PROVISIONS.......................................    57
Right to Return.........................................................    57
Termination.............................................................    57
Required Reports........................................................    58
Suspension of Payments..................................................    58
THE SEPARATE ACCOUNTS...................................................    58
Performance Information.................................................    59
FEDERAL TAX CONSIDERATIONS..............................................    59
General Taxation of Annuities...........................................    59
Types of Contracts: Qualified and Non-qualified.........................    60
Qualified Annuity Contracts.............................................    60
Taxation of Qualified Annuity Contracts.................................    61
Mandatory Distributions for Qualified Plans.............................    61
Individual Retirement Annuities.........................................    61
Roth IRAs...............................................................    62
TSAs (ERISA and Non-ERISA)..............................................    62
Non-qualified Annuity Contracts.........................................    64
Diversification Requirements for Variable Annuities.....................    65
Ownership of the Investments............................................    65
Taxation of Death Benefit Proceeds......................................    66
Other Tax Considerations................................................    66
Treatment of Charges for Optional Benefits..............................    66
Guaranteed Minimum Withdrawal Benefits..................................    66
Puerto Rico Tax Considerations..........................................    66
Non-Resident Aliens.....................................................    67
Tax Credits and Deductions..............................................    67
OTHER INFORMATION.......................................................    67
The Insurance Company...................................................    67
Financial Statements....................................................    68
Distribution of Variable Annuity Contracts..............................    68
Conformity with State and Federal Laws..................................    69
Voting Rights...........................................................    70
Restrictions on Financial Transactions..................................    70
Legal Proceedings.......................................................    70
APPENDIX A: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT SEPARATE
  ACCOUNT THIRTEEN FOR VARIABLE ANNUITIES...............................   A-1
APPENDIX B: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT SEPARATE
  ACCOUNT FOURTEEN FOR VARIABLE ANNUITIES...............................   B-1
APPENDIX C: ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS...........   C-1
APPENDIX D: THE FIXED ACCOUNT...........................................   D-1
APPENDIX E: WAIVER OF WITHDRAWAL CHARGE FOR NURSING HOME CONFINEMENT....   E-1
APPENDIX F: CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION.........   F-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any withdrawal charge and premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (YOU) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

FIXED ACCOUNT -- an account that consists of all of the assets under this Contract other than those in the Separate Account.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 10366, Des Moines, IA 50306-0366 (for overnight delivery or courier service only: 4700 Westown Parkway, Suite 200, West Des Moines, IA 50266). For Purchase Payments and (if applicable) loan repayments, our Home Office address is: MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401, 403, 408 or 408A of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- MetLife Insurance Company of Connecticut.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- "You" is the Contract Owner and a natural person, a trust established for the benefit of a natural person or a charitable remainder trust.

                                    SUMMARY:

                       PIONEER ANNUISTAR VARIABLE ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is MetLife Insurance Company of Connecticut ("the Company," "We" or "Us"). The Company sponsors MetLife of CT Separate Account Thirteen for Variable Annuities ("Separate Account Thirteen") and MetLife of CT Separate Account Fourteen for Variable Annuities ("Separate Account Fourteen"), each a segregated account ("Separate Account"). Prior to December 7, 2007, Separate Account Fourteen was sponsored by MetLife Life and Annuity Company of Connecticut ("MLACC"). On that date, MLACC merged with and into the Company, and the Company became the sponsor of Separate Account Fourteen. Immediately following the merger, the Company stopped issuing Contracts under Separate Account Fourteen and now only issues Contracts under Separate Account Thirteen. When we refer to the Separate Account, we are referring to Separate Account Thirteen, except where the Contract was originally issued by MLACC, in which case, we are referring to Separate Account Fourteen.

The Contract and/or certain optional benefits may not currently be available for sale in all states. For contracts issued in New York, a waiver of the withdrawal charge may apply to all Annuity Payments.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options and/or to the Fixed Account that is part of our general account (the "Fixed Account"). We guarantee money directed to the Fixed Account as to principal and interest. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity, or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), 408(b) or 408A of the Code. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

You may purchase the Contract with an initial payment of at least $5,000. You may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds. If your Contract was issued as a Qualified Contract under Section 403(b) of the Code in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted) as significant adverse tax consequences may result from such additional payments. (See "Federal Tax Considerations.")

The ages of the owner and Annuitant determine which death benefits and certain optional features are available to you. See "The Annuity Contract" section for more information.

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract, and this Contract has its own surrender charges that would apply to you. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds). Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed). We will determine your Contract Value at the close of business (generally, 4:00 p.m., Eastern Time) on the day we receive a Written Request for a refund.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. You may transfer between the Fixed Account and the Variable Funding Options twice a year (during the 30 days after the six-month Contract Date anniversary), provided the amount is not greater than 15% of the Fixed Account value on that date. Where permitted by state law, we also reserve the right to restrict transfers into the Fixed Account if the credited interest rate is equal to the minimum guaranteed interest rate specified under the Contract. Amounts previously transferred from the Fixed Account to the Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of the transfer.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge each business day from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E charge at an annual rate of 1.40% for the Standard Death Benefit and 1.60% for the Enhanced Death Benefit. For Contracts with a value of less than $40,000, we also deduct an annual contract administrative charge of $30. Each Underlying Fund also charges for management costs and other expenses.

We will apply a withdrawal charge to withdrawals from the Contract, and will calculate it as a percentage of the Purchase Payments withdrawn. The maximum percentage is 6%, decreasing to 0% after seven full years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.)

If you select the Enhanced Stepped-Up Provision ("E.S.P."), an additional 0.20% annually will be deducted each business day from amounts in the Variable Funding Options. THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

Upon annuitization, if the Variable Liquidity Benefit is selected, there is a maximum charge of 6% of the amounts withdrawn. Please refer to "Payment Options" for a description of this benefit.

We offer a Guaranteed Minimum Withdrawal Benefit ("GMWB") rider that you can select when you purchase the Contract. There are four different versions of the GMWB under this Contract: GMWB I, GMWB II, GMWB III and GMWB for Life. (Check with your registered representative to see which version(s) of the rider is available in your state.) If you select one of the GMWB riders, a charge will be deducted each business day from amounts allocated to the Variable Funding Options. The current charge for GMWB I, GMWB II and GMWB III, on an annual basis, is as follows: 0.40%, 0.50% and 0.25%, respectively. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

If you elect the GMWB for Life ("Living Income Guarantee") rider, a charge will be deducted each business day from amounts allocated to the Variable Funding Options. The charge depends on whether you purchase the Single Life Option or the Joint Life Option. The current charge, on an annual basis, is 0.65% for the Single Life Option and 0.80% for the Joint Life Option. The charge can increase but will never exceed 1.50%. This charge will continue until termination of the rider or Contract. You cannot cancel the rider, although the rider terminates under certain circumstances. (see "Termination".

If you select the Guaranteed Minimum Accumulation Benefit ("GMAB"), we will deduct each business day a charge of 0.50% (on an annual basis) from amounts allocated to the Variable Funding Options.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts (see "Access to Your Money -- Systematic Withdrawals").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes, and/or a penalty tax on amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? You may choose to purchase the Standard or Enhanced Death Benefit. The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. You may also choose to purchase the Enhanced Stepped-Up Provision, which, for a fee, may increase the amount of the death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death and (2) written payment instructions or the election of spousal contract continuance or beneficiary contract continuance. Please refer to the Death Benefit section in the Prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. Withdrawals in excess of the annual free withdrawal allowance may be subject to a withdrawal charge.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

     - ENHANCED STEPPED-UP PROVISION ("E.S.P."). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary may elect to continue his/her portion of the Contract and take required distributions over time, rather than have the death benefit paid to the beneficiary in a lump sum.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE"). For an additional charge, we will guarantee the periodic return of your investment. Under this benefit, we will pay you a percentage of your investment every year until your investment has been returned in full, regardless of market performance. Depending on when you elect to begin receiving payments and which GMWB rider you select, the maximum amount of your investment that you receive each year is 5% or 10%. When you add Purchase Payments to your Contract, we include them as part of the guarantee. In the future, however, we may discontinue including additional Purchase Payments as part of the guarantee. The guarantee is subject to restrictions on withdrawals and other restrictions.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT FOR LIFE ("GMWB FOR LIFE" OR "LIVING INCOME GUARANTEE"). For an additional charge, we will guarantee a fixed level of income for life after you attain a certain age as long as you do not withdraw more than a certain amount from your Contract each year. The guarantee is based on Purchase Payments received within two years of your initial purchase. Depending on when you elect to take your first withdrawal, the maximum amount of your investment that you may receive each year is 5%, 6%, or 7%. Payments are guaranteed for your life when you reach age 59 1/2 if you purchase the benefit alone (the "Single Life Option"), or guaranteed for the life of both you and your spouse (the "Joint Life Option") when both you and your spouse reach age 65 if you purchase the benefit with your spouse. The base guarantee increases each year automatically on your anniversary if your Contract Value is greater than the base guarantee. The guarantee is subject to restrictions on withdrawals, and you are required to remain invested in a limited number of specified Variable Funding Options. Currently, you may elect the GMWB for Life rider only at the time of your initial purchase of the Contract, and once you purchase the GMWB for Life rider, you cannot cancel it. Guaranteed withdrawals are also available before the qualifying age, however these payments are not guaranteed for life. There is also a guaranteed lump sum feature available after ten years in lieu of guaranteed periodic payments.

     - GUARANTEED MINIMUM ACCUMULATION BENEFIT ("GMAB" OR "ACCUMULATION ADVANTAGE"). For an additional charge, we will guarantee that your Contract Value will not be less than a minimum amount at the end of a specified number of years. The guaranteed amount is based on your Purchase Payments, including additional Purchase Payments you make within 12 months of electing the rider. Additional Purchase Payments made more than 12 months after you elect the rider will not increase the guaranteed amount. If your Contract Value is less than the minimum guaranteed amount on the Rider Maturity Date, we will apply additional amounts to increase your Contract Value so that it is equal to the guaranteed amount.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES

WITHDRAWAL CHARGE.......................................   6%(1)
(as a percentage of the Purchase Payments withdrawn)



TRANSFER CHARGE.........................................   $10(2)
(assessed on transfers that exceed 12 per year)



VARIABLE LIQUIDITY BENEFIT CHARGE.......................   6%(3)
(As a percentage of the present value of the remaining
  Annuity Payments that are surrendered. The interest
  rate used to calculate this present value is 1% higher
  than the Assumed (Daily) Net Investment Factor used to
  calculate the Annuity Payments.)


The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

CONTRACT ADMINISTRATIVE CHARGES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE...................   $30(4)


---------
(1) The withdrawal charge declines to zero after the Purchase Payment has been in the Contract for seven years. The charge is as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                2 years               6%
         2 years                4 years               5%
         4 years                5 years               4%
         5 years                6 years               3%
         6 years                7 years               2%
        7 years+                                      0%


(2)   We do not currently assess the transfer charge.
(3) This withdrawal charge only applies when you surrender the Contract after beginning to receive Annuity Payments. The Variable Liquidity Benefit Charge declines to zero after seven years. The charge is as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                2 years               6%
         2 years                4 years               5%
         4 years                5 years               4%
         5 years                6 years               3%
         6 years                7 years               2%
        7 years+                                      0%


(4) We do not assess this charge if Contract Value is $40,000 or more on the fourth Friday of each August.

ANNUAL SEPARATE ACCOUNT CHARGES
(as a percentage of the average daily net assets of the Separate Account)

We will assess a minimum mortality and expense ("M & E") risk charge of 1.40% and an administrative expense charge of 0.15% on all Contracts. In addition, for optional features, there is a 0.20% charge for E.S.P., a 0.50% charge for GMAB, a 0.40% current charge (maximum of 1.00% upon reset) for GMWB I, a 0.50% current charge (maximum of 1.00% upon reset) for GMWB II, a 0.25% charge for GMWB III, a 0.65% current charge (maximum of 1.50% upon reset) for GMWB for Life (Single Life Option), and a 0.80% current charge (maximum of 1.50% upon reset) for GMWB for Life (Joint Life Option). Below is a summary of all of the maximum charges that may apply, depending on the death benefit and optional features you select:

                                                           STANDARD DEATH BENEFIT    ENHANCED DEATH BENEFIT
                                                           ----------------------    ----------------------
Mortality and Expense Risk Charge*.....................           1.40%                     1.60%
Administrative Expense Charge..........................           0.15%                     0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH NO OPTIONAL
  FEATURES SELECTED....................................           1.55%                     1.75%
Optional E.S.P. Charge.................................           0.20%                     0.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. ONLY
  SELECTED.............................................           1.75%                     1.95%
Optional GMAB Charge...................................           0.50%                     0.50%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMAB ONLY
  SELECTED.............................................           2.05%                     2.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMAB SELECTED((5))...................................           2.25%                     2.45%
Optional GMWB I Charge (maximum upon reset)............           1.00%(6)                  1.00%(6)
Optional GMWB II Charge (maximum upon reset)...........           1.00%(6)                  1.00%(6)
Optional GMWB III Charge...............................           0.25%                     0.25%
Optional GMWB for Life (Single Life Option) Charge
  (maximum upon reset).................................           1.50%(6)                  1.50%(6)
Optional GMWB for Life (Joint Life Option) Charge
  (maximum upon reset).................................           1.50%(6)                  1.50%(6)
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB I ONLY
  SELECTED.............................................           2.55%                     2.75%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB II ONLY
  SELECTED.............................................           2.55%                     2.75%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB III
  ONLY SELECTED........................................           1.80%                     2.00%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB FOR
  LIFE (SINGLE LIFE OPTION) ONLY SELECTED..............           3.05%                     3.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB FOR
  LIFE (JOINT LIFE OPTION) ONLY SELECTED...............           3.05%                     3.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB I SELECTED......................................           2.75%                     2.95%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB II SELECTED.....................................           2.75%                     2.95%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB III SELECTED....................................           2.00%                     2.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB FOR LIFE (SINGLE LIFE OPTION) SELECTED..........           3.25%                     3.45%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB FOR LIFE (JOINT LIFE OPTION) SELECTED...........           3.25%                     3.45%


---------
*     We will waive the following amounts of the Mortality and Expense Risk
      Charge: an amount, if any, equal to the underlying fund expenses that are in excess of 1.16% for the Subaccount investing in the Met/AIM Capital Appreciation Portfolio -- Class E; an amount, if any, equal to the underlying fund expenses that are in excess of 1.13% for the Subaccount investing in MFS(R) Research International Portfolio -- Class B, and an amount, if any, equal to the underlying fund expenses that are in excess of 0.90% for the Subaccount investing in Oppenheimer Global Equity Portfolio -- Class B.

(5)   GMAB and GMWB cannot both be elected.
(6) The current charges for the available GMWB riders with a reset feature (see "Living Benefits") are as follows:

-------------------------------------------------------------------------------------------
                     GMWB RIDER                                   CURRENT CHARGE
-------------------------------------------------------------------------------------------
GMWB I                                                                0.40%
-------------------------------------------------------------------------------------------
GMWB II                                                               0.50%
-------------------------------------------------------------------------------------------
GMWB for Life (Single Life Option)                                    0.65%
-------------------------------------------------------------------------------------------
GMWB for Life (Joint Life Option)                                     0.80%
-------------------------------------------------------------------------------------------


UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2007 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service (12b-1) fees if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 866-547-3793.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                                         MINIMUM    MAXIMUM
                                                                         -------    -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and
  other expenses)                                                         0.40%      1.90%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
  Franklin Rising Dividends
     Securities Fund.............    0.58%       0.25%      0.02%         0.01%         0.86%        0.01%         0.85%(1)
  Franklin Small-Mid Cap Growth
     Securities Fund.............    0.47%       0.25%      0.28%         0.01%         1.01%        0.01%         1.00%(1)
  Templeton Foreign Securities
     Fund........................    0.63%       0.25%      0.14%         0.02%         1.04%        0.02%         1.02%(1)
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable
     Aggressive Growth
     Portfolio -- Class II++.....    0.75%       0.25%      0.15%           --          1.15%          --          1.15%(2)
  Legg Mason Partners Variable
     Capital and Income
     Portfolio -- Class II.......    0.75%       0.25%      0.13%           --          1.13%          --          1.13%
  Legg Mason Partners Variable
     Fundamental Value
     Portfolio -- Class I........    0.75%         --       0.08%           --          0.83%          --          0.83%(2)
MET INVESTORS SERIES TRUST
  Lazard Mid Cap
     Portfolio -- Class B........    0.69%       0.25%      0.06%           --          1.00%          --          1.00%
  Met/AIM Capital Appreciation
     Portfolio -- Class E........    0.76%       0.15%      0.10%           --          1.01%          --          1.01%
  MFS(R) Research International
     Portfolio -- Class B........    0.70%       0.25%      0.09%           --          1.04%          --          1.04%
  Oppenheimer Capital
     Appreciation
     Portfolio -- Class B........    0.58%       0.25%      0.06%           --          0.89%          --          0.89%

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
METROPOLITAN SERIES FUND, INC.
  BlackRock Money Market
     Portfolio -- Class A........    0.33%         --       0.07%           --          0.40%        0.01%         0.39%(3)
  MFS(R) Total Return
     Portfolio -- Class B........    0.53%       0.25%      0.05%           --          0.83%          --          0.83%
  Oppenheimer Global Equity
     Portfolio -- Class B........    0.51%       0.25%      0.10%           --          0.86%          --          0.86%
PIONEER VARIABLE CONTRACTS
  TRUST -- CLASS II
  Pioneer Bond VCT Portfolio.....    0.50%       0.25%      0.28%           --          1.03%        0.16%         0.87%(4)
  Pioneer Cullen Value VCT
     Portfolio...................    0.70%       0.25%      0.37%           --          1.32%        0.32%         1.00%(5)
  Pioneer Emerging Markets VCT
     Portfolio...................    1.15%       0.25%      0.24%           --          1.64%          --          1.64%
  Pioneer Equity Income VCT
     Portfolio...................    0.65%       0.25%      0.05%           --          0.95%          --          0.95%
  Pioneer Fund VCT Portfolio.....    0.65%       0.25%      0.05%           --          0.95%          --          0.95%
  Pioneer Global High Yield VCT
     Portfolio...................    0.65%       0.25%      0.48%           --          1.38%        0.38%         1.00%(6)
  Pioneer High Yield VCT
     Portfolio...................    0.65%       0.25%      0.10%           --          1.00%          --          1.00%
  Pioneer Ibbotson Aggressive
     Allocation VCT Portfolio....    0.17%       0.25%      0.60%         0.88%         1.90%        0.47%         1.43%(7)
  Pioneer Ibbotson Growth
     Allocation VCT Portfolio....    0.17%       0.25%      0.10%         0.82%         1.34%        0.14%         1.20%(8)
  Pioneer Ibbotson Moderate
     Allocation VCT Portfolio....    0.17%       0.25%      0.14%         0.77%         1.33%        0.17%         1.16%(9)
  Pioneer Independence VCT
     Portfolio...................    0.70%       0.25%      0.32%           --          1.27%          --          1.27%
  Pioneer International Value VCT
     Portfolio...................    0.85%       0.25%      0.32%           --          1.42%          --          1.42%
  Pioneer Mid Cap Value VCT
     Portfolio...................    0.65%       0.25%      0.06%           --          0.96%          --          0.96%
  Pioneer Oak Ridge Large Cap
     Growth VCT Portfolio........    0.75%       0.25%      0.29%           --          1.29%        0.34%         0.95%(10)
  Pioneer Real Estate Shares VCT
     Portfolio...................    0.80%       0.25%      0.11%           --          1.16%          --          1.16%
  Pioneer Small Cap Value VCT
     Portfolio...................    0.75%       0.25%      0.15%         0.05%         1.20%          --          1.20%
  Pioneer Strategic Income VCT
     Portfolio...................    0.65%       0.25%      0.18%           --          1.08%          --          1.08%


---------
* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2007.
(1) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the "acquired fund" in this case) to the extent of the Fund's fees and expenses of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.
(2) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.
(3) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million.
(4) The waiver reflects a contractual expense limitation in effect through May 1, 2009 under which Pioneer has contractually agreed not to impose all or a portion of its management fee and, if necessary, to limit other ordinary operating expenses to the extent required to reduce Class I expenses to 0.62% of average daily net assets, and to waive fees or limit other expenses of the Class II shares to effect a like reduction in Class II expenses.
(5) The waiver reflects a contractual expense limitation in effect through May 1, 2009 under which Pioneer has contractually agreed not to impose all or a portion of its management fee and, if necessary, to limit other ordinary operating expenses to the extent required to reduce Class II expenses, other than acquired fund fees and expenses, to 1.00% of average daily net assets.
(6) The waiver reflects a contractual expense limitation in effect through May 1, 2009 under which Pioneer has contractually agreed not to impose all or a portion of its management fee and, if necessary, to limit other ordinary operating expenses to the extent required to reduce Class II expenses to 1.00% of average daily net assets.
(7) The Portfolio is a "fund of funds" that invests in other underlying Pioneer portfolios. As an investor in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios, including the management fee. The waiver reflects a contractual expense limitation in effect through May 1, 2009 under which Pioneer has contractually agreed not to impose all or a portion of its management fee and, if necessary, to limit other direct operating expenses to the extent required to reduce Class II expenses, other than acquired fund fees and expenses, to 0.55% of average daily net assets.
(8) The Portfolio is a "fund of funds" that invests in other underlying Pioneer portfolios. As an investor in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios, including the management fee. The waiver reflects a contractual expense limitation in effect through May 1, 2009 under which Pioneer has contractually agreed not to impose all or a portion of its management fee and, if necessary, to limit other direct operating expenses to the extent required to reduce Class II expenses, other than acquired fund fees and expenses, to 0.38% of average daily net assets.
(9) The Portfolio is a "fund of funds" that invests in other underlying Pioneer portfolios. As an investor in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios, including the management fee. The waiver reflects a contractual expense limitation in effect through May 1, 2009 under which Pioneer has contractually agreed not to impose all or a portion of its management fee and, if necessary, to limit other direct operating expenses to the extent required to reduce Class II expenses, other than acquired fund fees and expenses, to 0.39% of average daily net assets.
(10) The waiver reflects a contractual expense limitation in effect through May 1, 2009 under which Pioneer has contractually agreed not to impose all or a portion of its management fee and, if necessary, to limit other ordinary operating expenses to the extent required to reduce Class II expenses to 0.95% of average daily net assets.


EXAMPLE

The example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. The example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

The example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual Contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above, and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses. Your actual expenses will be less than those shown if you do not elect all of the optional benefits. The GMAB and the GMWB cannot both be elected.

EXAMPLE -- This example assumes that you have elected the most expensive death benefit option, the E.S.P. optional death benefit, and the Guaranteed Minimum Withdrawal Benefit for Life rider (assuming the maximum 1.50% charge applies in all Contract Years).

                                    IF CONTRACT IS SURRENDERED AT THE               IF CONTRACT IS NOT SURRENDERED OR
                                          END OF PERIOD SHOWN:                   ANNUITIZED AT THE END OF PERIOD SHOWN:
                             ----------------------------------------------  ----------------------------------------------
FUNDING OPTION                 1 YEAR      3 YEARS     5 YEARS    10 YEARS     1 YEAR      3 YEARS     5 YEARS    10 YEARS
--------------               ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Underlying Fund with
Maximum Total Annual
Operating Expenses.........    $1,140      $2,065      $3,042      $5,314       $540       $1,615      $2,682      $5,314
Underlying Fund with
Minimum Total Annual
Operating Expenses.........      $991      $1,632      $2,343      $4,034       $391       $1,182      $1,983      $4,034


                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

See Appendices A and B.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

Pioneer AnnuiStar Variable Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax deferred in the funding options of your choice. We offer multiple Variable Funding Options. We may also offer a Fixed Account option. Where permitted by state law, we also reserve the right to restrict allocation of Purchase Payments to the Fixed Account if the credited interest rate is equal to the minimum guaranteed interest rate specified under the Contract. The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments, plus or minus any investment experience on the amounts you allocate to the Separate Account ("Separate Account Contract Value") or interest on the amounts you allocate to the Fixed Account ("Fixed Account Contract Value"). The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The Contract is not available for purchase if the proposed owner or Annuitant is age 81 or older.

The ages of the owner and Annuitant determine which death benefits and certain optional features are available to you.

                                                          MAXIMUM AGE BASED ON THE OLDER OF THE OWNER AND
            DEATH BENEFIT/OPTIONAL FEATURE                      ANNUITANT ON THE CONTRACT/RIDER DATE
------------------------------------------------------    -----------------------------------------------
Standard Death Benefit                                                           80
Enhanced Death Benefit                                                           75
Enhanced Stepped-Up Provision (E.S.P.)                                           75


Since optional death benefits carry higher charges, you should consider the ages of the owner and Annuitant when electing these benefits, as the additional value provided by the benefit may be significantly reduced or eliminated depending on the ages of the owner and Annuitant at the time of election.

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits. You should consult with your tax adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 866-547-3793.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $5,000. You may make additional payments of at least $500 at any time. No additional Purchase Payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Initial Purchase Payments plus the total of any subsequent Purchase Payments may total more than $1,000,000 only with our prior consent. Where permitted by state law, we may restrict Purchase Payments into the Fixed Account whenever the current credited interest rate for the Fixed Account is equal to the minimum guaranteed rate specified in your Contract. Purchase Payments may be made at any time while the Annuitant is alive and before the date Annuity Payments begin.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit any subsequent Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

IF YOU SEND YOUR PURCHASE PAYMENTS OR TRANSACTION REQUESTS TO AN ADDRESS OTHER THAN THE ONE WE HAVE DESIGNATED FOR RECEIPT OF SUCH PURCHASE PAYMENTS OR REQUESTS, WE MAY RETURN THE PURCHASE PAYMENT TO YOU, OR THERE MAY BE A DELAY IN APPLYING THE PURCHASE PAYMENT OR TRANSACTION TO YOUR CONTRACT.

QUALIFIED CONTRACTS UNDER SECTION 403(B). If your Contract was issued as a Qualified Contract under Section 403(b) of the Code (also called a "tax sheltered annuity" or "TSA") in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments. Such additional payments may have significant adverse tax consequences. (See "Federal Tax Consequences.")

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the accumulation period. During the accumulation period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or, liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or, taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance policies, and in some instances, certain retirement plans. They are not the same as the retail mutual funds offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. These broker-dealer firms may receive payments from the Underlying Funds they recommend and may benefit accordingly from the allocation of Contract Value to such Underlying Funds. When the Company develops a variable product in cooperation with a fund family or distributor (e.g. a "private label" product) the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN YOUR CONTRACT VALUE RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace an Underlying Fund may be limited by the terms of a five-year agreement between MetLife, Inc. (MetLife) and Legg Mason, Inc. (Legg Mason) relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove an Underlying Fund, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the Company is generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. (Citigroup) as part of MetLife's acquisition of The Travelers Insurance Company and The Travelers Life and Annuity Company (both of which are now MetLife Insurance Company of Connecticut) from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason. The agreement also obligates Legg Mason to continue making payments to the Company with respect to Underlying

Funds advised by Legg Mason affiliates, on the same terms provided for in administrative services agreements between Citigroup's asset management affiliates and the Travelers insurance companies that predate the acquisition.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of its affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to the Contracts, and, in the Company's role as an intermediary, with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of its affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee
Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee
Table -- Underlying Fund Fees and Expenses" and "Other
Information -- Distribution of Variable Annuity Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor, MetLife Investors Distribution Company. Payments under an Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 866-547-3793 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser:

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
Franklin Rising Dividends          Seeks long-term capital            Franklin Advisory Services, LLC
  Securities Fund                  appreciation, with preservation
                                   of capital as an important
                                   consideration.
Franklin Small-Mid Cap Growth      Seeks long-term capital growth.    Franklin Advisers, Inc.
  Securities Fund
Templeton Foreign Securities Fund  Seeks long-term capital growth.    Templeton Investment Counsel, LLC
                                                                      Subadviser: Franklin Templeton
                                                                      Investment Management Limited

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
Legg Mason Partners Variable       Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
  Aggressive Growth                                                   LLC
  Portfolio -- Class II                                               Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks total return (that is, a     Legg Mason Partners Fund Advisor,
  Capital and Income               combination of income and long-    LLC
  Portfolio -- Class II            term capital appreciation).        Subadvisers: Western Asset
                                                                      Management Company; ClearBridge
                                                                      Advisors, LLC; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable       Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
  Fundamental Value                Current income is a secondary      LLC
  Portfolio -- Class I             consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC
MET INVESTORS SERIES TRUST
Lazard Mid Cap Portfolio -- Class  Seeks long-term growth of          Met Investors Advisory, LLC
  B                                capital.                           Subadviser: Lazard Asset
                                                                      Management LLC
Met/AIM Capital Appreciation       Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class E                                                Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
MFS(R) Research International      Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B                                                Subadviser: Massachusetts
                                                                      Financial Services Company
Oppenheimer Capital Appreciation   Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B                                                Subadviser: OppenheimerFunds,
                                                                      Inc.
METROPOLITAN SERIES FUND, INC.
BlackRock Money Market             Seeks a high level of current      MetLife Advisers, LLC
  Portfolio -- Class A             income consistent with             Subadviser: BlackRock Advisors,
                                   preservation of capital.           LLC
MFS(R) Total Return                Seeks a favorable total return     MetLife Advisers, LLC
  Portfolio -- Class B             through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
Oppenheimer Global Equity          Seeks capital appreciation.        MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: OppenheimerFunds,
                                                                      Inc.
PIONEER VARIABLE CONTRACTS
  TRUST -- CLASS II
Pioneer Bond VCT Portfolio         Seeks to provide current income    Pioneer Investment Management,
                                   from an investment grade           Inc.
                                   portfolio with due regard to
                                   preservation of capital and
                                   prudent investment risk.
Pioneer Cullen Value VCT           Seeks capital appreciation, with   Pioneer Investment Management,
  Portfolio                        current income as a secondary      Inc.
                                   objective.                         Subadviser: Cullen Capital
                                                                      Management, Inc.
Pioneer Emerging Markets VCT       Seeks long-term growth of          Pioneer Investment Management,
  Portfolio                        capital.                           Inc.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Pioneer Equity Income VCT          Seeks current income and long-     Pioneer Investment Management,
  Portfolio                        term growth of capital from a      Inc.
                                   portfolio consisting primarily of
                                   income producing equity
                                   securities of U.S. corporations.
Pioneer Fund VCT Portfolio         Seeks reasonable income and        Pioneer Investment Management,
                                   capital growth.                    Inc.
Pioneer Global High Yield VCT      Seeks to maximize total return     Pioneer Investment Management,
  Portfolio                        through a combination of income    Inc.
                                   and capital appreciation.
Pioneer High Yield VCT Portfolio   Seeks to maximize total return     Pioneer Investment Management,
                                   through a combination of income    Inc.
                                   and capital appreciation.
Pioneer Ibbotson Aggressive        Seeks long-term capital growth.    Pioneer Investment Management,
  Allocation VCT Portfolio                                            Inc.
                                                                      Subadviser: Ibbotson Associates,
                                                                      LLC
Pioneer Ibbotson Growth            Seeks long-term capital growth     Pioneer Investment Management,
  Allocation VCT Portfolio         and current income.                Inc.
                                                                      Subadviser: Ibbotson Associates,
                                                                      LLC
Pioneer Ibbotson Moderate          Seeks long-term capital growth     Pioneer Investment Management,
  Allocation VCT Portfolio         and current income.                Inc.
                                                                      Subadviser: Ibbotson Associates,
                                                                      LLC
Pioneer Independence VCT           Seeks appreciation of capital.     Pioneer Investment Management,
  Portfolio                                                           Inc.
Pioneer International Value VCT    Seeks long-term capital growth.    Pioneer Investment Management,
  Portfolio                                                           Inc.
Pioneer Mid Cap Value VCT          Seeks capital appreciation by      Pioneer Investment Management,
  Portfolio                        investing in a diversified         Inc.
                                   portfolio of securities
                                   consisting primarily of common
                                   stocks.
Pioneer Oak Ridge Large Cap        Seeks capital appreciation.        Pioneer Investment Management,
  Growth VCT Portfolio                                                Inc.
                                                                      Subadviser: Oak Ridge
                                                                      Investments, LLC
Pioneer Real Estate Shares VCT     Seeks long-term growth of          Pioneer Investment Management,
  Portfolio                        capital. Current income is the     Inc.
                                   portfolio's secondary investment   Subadviser: AEW Management and
                                   objective.                         Advisors, L.P.
Pioneer Small Cap Value VCT        Seeks capital growth by investing  Pioneer Investment Management,
  Portfolio                        in a diversified portfolio of      Inc.
                                   securities consisting primarily
                                   of common stocks.
Pioneer Strategic Income VCT       Seeks a high level of current      Pioneer Investment Management,
  Portfolio                        income.                            Inc.


Certain Variable Funding Options may have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds."

                                  FIXED ACCOUNT

--------------------------------------------------------------------------------

We may offer our Fixed Account as a funding option. Please refer to your Contract and Appendix D for more information.

                             CHARGES AND DEDUCTIONS

--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     -    administration of the annuity options available under the Contracts

     -    the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your registered representative

     -    other costs of doing business

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

WITHDRAWAL CHARGE

We do not deduct a sales charge from Purchase Payments when they are made to the Contract. However, a withdrawal charge will apply if Purchase Payments are withdrawn before they have been in the Contract for seven years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.) We will assess the charge as a percentage of the Purchase Payment withdrawn as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                2 years               6%
         2 years                4 years               5%
         4 years                5 years               4%
         5 years                6 years               3%
         6 years                7 years               2%
        7 + years                                     0%

For purposes of the withdrawal charge calculation, withdrawals are deemed to be taken first from:

     (a)  any Purchase Payment to which no withdrawal charge applies, then

     (b) any remaining free withdrawal allowance (as described below) (after being reduced by (a)), then

     (c) any remaining Purchase Payment to which a withdrawal charge applies (on a first-in, first-out basis), then

     (d)  any Contract earnings

Unless you instruct us otherwise, we will deduct the withdrawal charge from the amount requested.

We will not deduct a withdrawal charge if Purchase Payments are distributed:

     - due to the death of the Contract Owner or the Annuitant (with no Contingent Annuitant surviving)

     - in the form of lifetime Annuity Payments or Annuity Payments for a fixed period of at least five years

     -    under the Managed Distribution Program

     -    under the Nursing Home Confinement provision (as described in Appendix
          E)

FREE WITHDRAWAL ALLOWANCE

Beginning in the second Contract Year, you may withdraw up to 10% of the Contract Value annually, without a withdrawal charge. We calculate the available withdrawal amount as of the end of the previous Contract Year. If you have Purchase Payments no longer subject to a withdrawal charge, the maximum you may withdraw without a withdrawal charge is the greater of (a) the free withdrawal allowance or (b) the total amount of Purchase Payments no longer subject to a withdrawal charge. Any free withdrawal taken will reduce Purchase Payments no longer subject to a withdrawal charge. The free withdrawal allowance applies to any partial or full withdrawal. The free withdrawal allowance is not cumulative from year to year.

Any withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty may be assessed on any withdrawal if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of a withdrawal.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $30 annual Contract administrative charge and the administrative expense charge. The annual Contract administrative charge will be deducted on a pro-rata basis from amounts allocated to the Variable Funding Options. We will deduct this charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e. calculate) from the date of purchase. We will prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge from the Fixed Account, if it is available, or:

     (1)  from the distribution of death proceeds;

     (2)  after an annuity payout has begun; or

     (3) if the Contract Value on the date of assessment equals or is greater than $40,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts held in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. If you choose the Standard Death Benefit, the M&E charge is equal to 1.40% annually. If you choose the Enhanced Death Benefit, the M&E charge is equal to 1.60% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your registered representative.

VARIABLE LIQUIDITY BENEFIT CHARGE

If the Variable Liquidity Benefit is selected, there is a maximum charge of 6% of the amounts withdrawn. This charge is not assessed during the accumulation phase.

We will assess the charge as a percentage of the total benefit received as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                2 years               6%
         2 years                4 years               5%
         4 years                5 years               4%
         5 years                6 years               3%
         6 years                7 years               2%
        7 + years                                     0%


Please refer to "Payment Options" for a description of this benefit.

ENHANCED STEPPED-UP PROVISION CHARGE

If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.20% of the amounts held in each funding option. The E.S.P. option is available if the owner and Annuitant are both age 75 or younger on the Contract Date.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE

If you elect to add a GMWB rider to your Contract, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge depends on which GWMB rider you select. The current charge for each rider is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%. These GMWB riders may be elected only at the time of your initial purchase of the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT FOR LIFE ("GMWB FOR LIFE") CHARGE

If you elect the GMWB for Life rider, a charge is deducted each business day from amounts held in each Variable Funding Option. The current charge, on an annual basis, is 0.65% if you select the Single Life Option, or 0.80% if you select the Joint Life Option. Your current charge may increase when your benefits automatically reset, unless you notify us not to reset your benefits (see "LIVING BENEFITS -- Guaranteed Minimum Withdrawal Benefit for Life"). The charge will never exceed 1.50%. The charge will continue until termination of the rider or Contract. You cannot cancel the rider, although the rider terminates under certain circumstances (see "Termination"). You may elect the GMWB for Life rider only at the time of your initial purchase of the Contract.

GUARANTEED MINIMUM ACCUMULATION BENEFIT CHARGE

If the GMAB option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.50% of the amounts held in each funding option.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

--------------------------------------------------------------------------------

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, i.e., Franklin Small-Mid Cap Growth Securities Fund, Templeton Foreign Securities Fund, MFS(R) Research International Portfolio, Oppenheimer Global Equity Portfolio, Pioneer Emerging Markets VCT Portfolio, Pioneer Global High Yield VCT Portfolio, Pioneer High Yield VCT Portfolio, Pioneer International Value VCT Portfolio, Pioneer Small Cap Value VCT Portfolio and Pioneer Strategic Income VCT Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the

Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as separate accounts funding variable insurance contracts or retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

In addition to the DCA Program, within the Fixed Account, we may credit increased interest rates to Contract Owners under an administrative Special DCA Program established at our discretion, depending on availability and state law. Under this program, the Contract Owner may pre-authorize level transfers to any of the funding options under a 6 Month, 12 Month or 24 Month Special DCA Program. The programs may have different credited interest rates. We must transfer all Purchase Payments and accrued interest on a level basis to the selected funding options in the applicable time period. Under each program, the interest will accrue only on the remaining amounts in the Special DCA Program. For example, under the 12 Month program, the interest rate can accrue up to 12 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest in this program on a level basis to the selected funding options in 12 months.

The pre-authorized transfers will begin after the initial program Purchase Payment and complete enrollment instructions are received by the Company. If we do not receive complete program enrollment instructions within 15 days of receipt of the initial program Purchase Payment, the entire balance in the program will be transferred into the Money Market Variable Funding Option.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, we will credit your Contract Value for the remainder of 6 or 12 months with the interest rate for non-DCA Program funds.

You may only have one DCA Program or Special DCA Program in place at one time. We will allocate any subsequent Purchase Payments we receive within the DCA Program period selected to the current funding options over the remainder of that DCA Program transfer period, unless you direct otherwise.

All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service. If the Fixed Account is not available as a funding option, you may still participate in the DCA Program.

                              ACCESS TO YOUR MONEY

--------------------------------------------------------------------------------

Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any withdrawal charge, and any premium tax not previously deducted. Unless you submit a Written Request specifying the Variable Funding Option(s) and/or the Fixed Account from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

For amounts allocated to the Variable Funding Options, we may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. For amounts allocated to the Fixed Account, we may defer payment of any Cash Surrender Value for a period up to six months. In either case, it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We may withhold payment of surrender or withdrawal proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes and withdrawal charge. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals upon 30 days' written notice to Contract Owners (where allowed by state law). There is currently no additional fee for electing systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion and may be subject to Contract charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations.") These payments will not be subject to the withdrawal charge and will be in lieu of the free withdrawal allowance. No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS

--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from either the Variable Funding Options or the Fixed Account, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living:

     -    the death benefit will not be payable upon the Annuitant's death

     -    the Contingent Annuitant becomes the Annuitant

     -    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT

--------------------------------------------------------------------------------

Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or election of spousal contract continuance or beneficiary contract continuance ("Death Report Date").

There are age restrictions on certain death benefits (see "The Annuity Contract" section).

Note: If the owner dies before the Annuitant, the death benefit is recalculated, replacing all references to "Annuitant" with "Owner". All death benefits will be reduced by any premium tax not previously deducted.

DEATH PROCEEDS BEFORE THE MATURITY DATE

STANDARD DEATH BENEFIT

We will pay to the beneficiary a death benefit in an amount equal to the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax:

     (1)  the Contract Value

     (2)  your Adjusted Purchase Payment (see below) or*

     (3)  the Step-Up Value (if any, as described below)**

ENHANCED DEATH BENEFIT

-------------------------------------------------------------------------------------
If the Annuitant dies before
age 80, the death benefit will
be the greatest of:                 -  the Contract Value;
                                    -  your Adjusted Purchase Payment (see below)*;
                                    -  the Step-Up Value, if any, as described
                                       below** or
                                    -  the Roll-Up Death Benefit Value (as described
                                       below)**
-------------------------------------------------------------------------------------
If the Annuitant dies on or
after age 80, the death benefit
will be the greatest of:            -  the Contract Value;
                                    -  your Adjusted Purchase Payment (see below)* or
                                    -  the Step-Up Value, if any, as described
                                       below** or
                                    -  the Roll-Up Death Benefit Value** (as
                                       described below) on the Annuitant's 80th
                                       birthday, plus any additional Purchase
                                       Payments and minus any partial surrender
                                       reductions (as described below) that occur
                                       after the Annuitant's 80th birthday
-------------------------------------------------------------------------------------


* If you purchased a GMWB rider and if your Contract provides for a death benefit amount that is the greatest of multiple benefits including the Adjusted Purchase Payment, your Adjusted Purchase Payment will not be calculated as described below, but instead will be equal to your aggregate Purchase Payments minus your aggregate withdrawals from the date the GMWB rider is added to your Contract.

** Your Step-Up Value or your Roll-Up Death Benefit Value will be subject to a partial surrender reduction below even if you have elected one of the four GMWB riders.

ADJUSTED PURCHASE PAYMENT. The initial Adjusted Purchase Payment is equal to the initial Purchase Payment. Whenever an additional Purchase Payment is made, the Adjusted Purchase Payment is increased by the amount of the Purchase Payment. Whenever a partial surrender is taken, the Adjusted Purchase Payment is reduced by a Partial Surrender Reduction, described below.

STEP-UP VALUE+

The Step-Up Value will initially equal the Contract Value on the first Contract Date anniversary. On each subsequent Contract Date anniversary that occurs before the Annuitant's 80th birthday and before the Annuitant's death, if the Contract Value is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value. If the Step-Up Value is greater than the Contract Value, the Step-Up Value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up Value will be increased by the amount of that Purchase Payment. Whenever a withdrawal is taken, the Step-Up Value will be reduced by a partial surrender reduction as described below. The only changes made to the Step-Up Value on or after the Annuitant's 80th birthday will be those related to additional Purchase Payments or partial surrenders as described below.

ROLL-UP DEATH BENEFIT VALUE+

On the Contract Date, the Roll-Up Death Benefit Value is equal to the Purchase Payment. On each Contract Date anniversary, the Roll-Up Death Benefit Value will be recalculated to equal a) plus b) minus c), increased by 5%, where:

     a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     b)   is any Purchase Payment made during the previous Contract Year

     c) is any Partial Surrender Reduction (as described below) during the previous Contract Year.

On dates other than the Contract Date anniversary, the Roll-Up Death Benefit Value will equal a) plus b) minus c) where:

     a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     b) is any Purchase Payment made since the previous Contract Date anniversary

     c) is any Partial Surrender Reduction (as described below) since the previous Contract Date anniversary

The maximum Roll-Up Death Benefit equals 200% of the difference between all Purchase Payments and all partial surrender reductions** (as described below).



+ May not be available in all states. Please check with your registered representative.

PARTIAL SURRENDER REDUCTIONS

ADJUSTED PURCHASE PAYMENT: The Partial Surrender Reduction equals (1) the Adjusted Purchase Payment in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender.

For example, assume your current Contract Value is $55,000. If your current Adjusted Purchase Payment is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Adjusted Purchase Payment as follows:

           50,000 x (10,000/55,000) = $9,090

Your new Adjusted Purchase Payment would be 50,000-9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current Adjusted Purchase Payment is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Adjusted Purchase Payment as follows:

           50,000 x (10,000/30,000) = $16,666

Your new Adjusted Purchase Payment would be 50,000-16,666, or $33,334.

STEP-UP AND ROLL-UP VALUE: The Partial Surrender Reduction equals (1) the death benefit value (Step-Up or Roll-Up Value) in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender.

For example, assume your current Contract Value is $55,000. If your current Step-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Step-Up Value as follows:

           50,000 x (10,000/55,000) = $9,090

Your new Step-Up Value would be 50,000-9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current Step-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Step-Up Value as follows:

           50,000 x (10,000/30,000) = $16,666

Your new Step-Up Value would be 50,000-16,666, or $33,334.

ENHANCED STEPPED-UP PROVISION ("E.S.P.")

THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE. THIS PROVISION MAY NOT BE AVAILABLE IN ALL STATES. PLEASE CHECK WITH YOUR REGISTERED REPRESENTATIVE.

THE RIDER EFFECTIVE DATE is the date the rider is attached to and made a part of the Contract. If you have selected the E.S.P., the total death benefit as of the Death Report Date will equal the death benefit described above plus the greater of zero or the following amount:

IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE RIDER EFFECTIVE DATE, 40% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date; or

IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE RIDER EFFECTIVE DATE, 25% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date.

THE INITIAL MODIFIED PURCHASE PAYMENT is equal to the Contract Value as of the rider effective date. Whenever a Purchase Payment is made after the rider effective date, the modified Purchase Payment(s) are increased by the amount of the Purchase Payment. Whenever a partial surrender is taken after the rider effective date, the modified Purchase Payment(s) are reduced by a partial surrender reduction as described below.

THE PARTIAL SURRENDER REDUCTION IS EQUAL TO: (1) the modified Purchase Payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

For example, assume your current modified Purchase Payment is $50,000 and that your current Contract Value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified Purchase Payment as follows:

           50,000 x (10,000/55,000) = $9,090

You new modified Purchase Payment would be $50,000-$9,090 = $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current modified Purchase Payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified Purchase Payment as follows:

           50,000 x (10,000/30,000) = $16,666

Your new modified Purchase Payment would be 50,000-16,666 = $33,334.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

NON-QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS NOT THE         The beneficiary(ies), or if    The beneficiary elects to      Yes
ANNUITANT) (WITH NO JOINT     none, to the Contract          continue the Contract rather
OWNER)                        Owner's estate.                than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS THE ANNUITANT)  The beneficiary(ies), or if    The beneficiary elects to      Yes
(WITH NO JOINT OWNER)         none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The surviving joint owner.                                    Yes
IS NOT THE ANNUITANT)

--------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The beneficiary(ies), or if    The beneficiary elects to      Yes
IS THE ANNUITANT)             none, to the surviving joint   continue the Contract rather
                              owner.                         than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The surviving joint owner.     The spouse elects to           Yes
NOT THE ANNUITANT)                                           continue the Contract.

--------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The beneficiary(ies) or, if    The spouse elects to           Yes
THE ANNUITANT)                none, to the surviving joint   continue the Contract.
                              owner.
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             continue the Contract and
                                                             instruct the Company to pay
                                                             the beneficiary who may
                                                             elect to continue the
                                                             Contract.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS NOT THE     The beneficiary(ies), or if    The beneficiary elects to      Yes
CONTRACT OWNER)               none, to the Contract Owner.   continue the Contract rather
                                                             than receive a lump sum
                                                             distribution.
                                                             But, if there is a
                                                             Contingent Annuitant, then,
                                                             the Contingent Annuitant
                                                             becomes the Annuitant and
                                                             the Contract continues in
                                                             effect (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             owner.

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS THE CONTRACT OWNER)
See death of "owner who is                                   Yes
  the Annuitant" above.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHERE OWNER IS A   The beneficiary(ies) or if                                    Yes. Death of
NON-NATURAL ENTITY/TRUST)     none, to the owner.                                           Annuitant is
                                                                                            treated as death
                                                                                            of the owner in
                                                                                            these
                                                                                            circumstances.

--------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER/ANNUITANT               The beneficiary(ies), or if    The beneficiary elects to      Yes
                              none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.
--------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


---------
* Certain payout rules of the Code are triggered upon the death of any owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of Contract proceeds within 5 years of death. For Qualified Contracts, if mandatory distributions have begun at the Annuitant's death, the 5-year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

The terms and conditions that applied to the original Contract (including Contract fees and charges) will also apply to the continued Contract, with certain exceptions described in the Contract. Any Purchase Payment made before the Death Report Date is no longer subject to a withdrawal charge if your spouse elects to continue the Contract. Purchase Payments made to the Contract after the Death Report Date will be subject to the withdrawal charge. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract. For purposes of the death benefit on the continued Contract, the death benefit will be calculated the same as prior to continuance except all values used to calculate the death benefit, which may include a Step-Up Value or Roll-Up Death Benefit Value (depending on the optional benefit), are reset on the date the spouse continues the contract.

Spousal continuation will not satisfy required minimum distribution rules for Qualified Contracts other than IRAs. In addition, because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation, are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Accordingly, a purchaser who has or is contemplating a civil union should note that a a civil union partner would not be able to receive continued payments upon the death of the Owner under the Joint Life version of the GMWB for Life (the "Living Income Guarantee for 2"). Please consult a tax advisor before electing this option.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    transfer ownership

     -    make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date without a withdrawal charge. The E.S.P. option is not available to a beneficiary continuing the Contract under this provision. All other fees and charges applicable to the original Contract will also apply to the continued Contract; the E.S.P. charge no longer applies. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

PLANNED DEATH BENEFIT

You may request that rather than receive a lump-sum death benefit, the beneficiary(ies) receive all or a portion of the death benefit proceeds either:

     - as a variable or fixed annuity for life or a period that does not exceed the beneficiary's life expectancy, or

     - under the terms of the Beneficiary Continuance provision described above. If the Beneficiary Continuance provision is selected as a planned death benefit, no surrenders will be allowed other than payments meant to satisfy minimum distribution amounts or systematic withdrawal amounts, if greater.

You must make the planned death benefit request as well as any revocation of this request in writing. Upon your death, your beneficiary(ies) cannot revoke or modify this request. If the death benefit at the time we receive Due Proof of Death is less than $2,000, we will only pay a lump sum to the beneficiary. If periodic payments due under the planned death benefit election are less than $100, we reserve the right to make Annuity Payments at less frequent intervals, resulting in a payment of at least $100 per year. If no beneficiary is alive when death benefits become payable, we will pay the death benefit as provided in your Contract.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

                                 LIVING BENEFITS

--------------------------------------------------------------------------------

GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE")

For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit, or "GMWB". A GMWB rider is designed to protect your investment from poor market performance, as long as you do not withdraw more than a certain amount from your Contract each year.

AVAILABILITY AND ELIGIBILITY We offer several different GMWB riders so that you can choose the level of benefits and costs that makes the most sense for you. This prospectus offers four different GMWB riders, and the availability of each depends on when you purchase your Contract and your state of residence. The four GMWB riders described in this prospectus are called "GMWB I", "GMWB II", "GMWB III" , and "GMWB for Life" (described separately below); we may refer to any one of these as GMWB. The availability of each rider is shown below.

                              AVAILABLE GMWB RIDERS

--------------------------------------------------------------------------------------------------------------
         NAME OF RIDER:                    GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
ALSO CALLED:                         Principal Guarantee    Principal Guarantee 5/10    Principal Guarantee 5
--------------------------------------------------------------------------------------------------------------
AVAILABILITY:                         Not available for       Available on or after     Available on or after
                                    purchase on or after        March 21, 2005 if         March 21, 2005 if
                                   March 21, 2005, unless    approved in your state    approved in your state
                                   GMWB II is not approved
                                        in your state
--------------------------------------------------------------------------------------------------------------


CURRENTLY, YOU MAY ELECT A GMWB RIDER ONLY AT THE TIME OF YOUR INITIAL PURCHASE OF THE CONTRACT. You may not elect a GMWB rider if you have also elected the GMAB rider offered under this Contract.

REMAINING BENEFIT BASE ("RBB") For all GMWB riders, the amount of your investment that is guaranteed is called the "remaining benefit base" or "RBB." Your initial RBB is equal to your initial Purchase Payment. If you added the GMWB after the initial purchase of the Contract, the Initial RBB is the Contract Value on the date the GMWB was added. The RBB is not a lump sum guarantee, rather, it is the amount that we guarantee to return to you through a series of payments that annually do not exceed a percentage of your RBB.

ANNUAL WITHDRAWAL BENEFIT ("AWB") The annual percentage of your RBB that is available for withdrawal is called the "annual withdrawal benefit" or "AWB". Each year you may take withdrawals that do not exceed your AWB until your RBB is depleted. Each year you may take your AWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your AWB without affecting your guarantee. If you choose to receive only a part of, or none of, your AWB in any given year, your AWB in any subsequent year will not be increased. In that case you are choosing to deplete your RBB over a longer period of time.

The AWB is a percentage of your RBB and depends on which GMWB rider you select. Your initial AWB is calculated as a percentage of the RBB immediately before your first withdrawal:

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
If you make your first                    5% of RBB                 5% of RBB                 5% of RBB
withdrawal before the 3rd
anniversary
after you purchase GMWB:
--------------------------------------------------------------------------------------------------------------
If you make your first                   10% of RBB                10% of RBB                 5% of RBB
withdrawal on or after the 3(rd)
anniversary after you purchase
GMWB:
--------------------------------------------------------------------------------------------------------------


ADDITIONAL PREMIUM Currently, additional Purchase Payments serve to increase your RBB and AWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original AWB as shown above.

We reserve the right not to include additional Purchase Payments into the calculation of the RBB or AWB.

WITHDRAWALS When you make a withdrawal, your AWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase or reset of GMWB (or "GMWB Anniversary"), including the current withdrawal, does not exceed your AWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB anniversary, including the current withdrawal, exceeds your AWB immediately prior to the current withdrawal, we will recalculate both your RBB and AWB. The recalculation depends on which GMWB rider you select:

IF YOU SELECT GMWB II OR GMWB III:

     - To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

IF YOU PURCHASED GMWB I:

     - To recalculate your RBB, we reduce your RBB by a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

We will waive any surrender charge on amounts that you withdraw up to your AWB on amounts up to the amount withdrawn under our Managed Distribution Program, even if such annual amount withdrawn is greater than your free withdrawal allowance.

WITHDRAWAL EXAMPLES. The following examples are intended to illustrate the effect of withdrawals on your RBB and AWB, depending on which GMWB rider you select. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties. Assume your initial RBB is $100,000, your age is less than 70, and you take a withdrawal of $10,000 after your first GMWB
Anniversary:

                   WITHDRAWAL EXAMPLE FOR GMWB II AND GMWB III

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
PARTIAL
WITHDRAWAL        N/A         (100,000 x           [5,000 x (1-         N/A         (100,000 x           [5,000 x (1-
REDUCTION                  10,000/110,000) =    90,000/100,000)] =               10,000/90,000) =     88,889/100,000)] =
(PWR)                            9,091                  500                           $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT                   $10,000                                               $11,111
OF THE
WITHDRAWAL                  (10,000>9,091)                                        (11,111>10,000)
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $100,000         $90,000               $4,500          $80,000         $88,889               $4,444
-------------------------------------------------------------------------------------------------------------------------


                          WITHDRAWAL EXAMPLE FOR GMWB I

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY                     $90,909               $4,545                          $88,889               $4,444
AFTER
WITHDRAWAL               [100,000 -- (100,000         [(5,000                  [100,000 -- (100,000        [5,000 x
               $100,000    x10,000/110,000)]     x90,909/100,000)]    $80,000    x10,000/90,000)]      (88,889/100,000)]
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $9,091                 $455           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------


TAX-QUALIFIED DISTRIBUTION PROGRAMS (GMWB II AND GMWB III ONLY). If you select GMWB II or GMWB III, subject to certain limitations and restrictions, your AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

For purposes of GMWB II and GMWB III, the following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     - Distributions intended to satisfy the required minimum distribution rules under Internal Revenue Code ("Code") Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to:

          -    a qualified retirement plan (Code Section 401),

          -    a tax-sheltered annuity (Code Section 403(b)),

          -    an individual retirement account (Code Sections 408(a)),

          -    an individual retirement annuity (Code Section 408(b)), or

          -    a qualified deferred compensation plan (Code Section 457).

          Required minimum distribution must be calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before the entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate (each table as in effect as of January 1, 2004).

     - Distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life of a designated beneficiary;

     - Distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710 (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program); or

     - Distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Beneficiary or the joint lives (or joint life expectancies) of such Beneficiary and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9, Notice 2004-15, page 526. (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program).

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

     - YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB rider, however your RBB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB Anniversary, and you may only make the change during the 30-day period after your GMWB Anniversary. At the time you purchase GMWB, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age 70 1/2 before the first GMWB anniversary.

          You are advised to take your required distributions prior to purchasing GMWB in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

     - ANY WITHDRAWALS OUTSIDE OF THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB (a "GMWB Year"). If during any GMWB Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB rider, however for the remainder of the GMWB Year your RBB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

RESET (GMWB I AND GMWB II ONLY). If you select GMWB I or GMWB II, you may choose to reset your RBB starting with the 5th year anniversary date of your GMWB purchase. In accordance with the terms of the rider we have established the following procedures for resets. If you elect to reset within 30 days prior to the end of the 5th contract year, your new RBB will be reset to equal your current Contract Value. If you do not reset on the 5th year anniversary, you will have the opportunity to elect to reset during the 30-day period prior to each anniversary following the date of your 5th year anniversary of your GMWB purchase. In the event that you elect a reset you will be eligible to reset your RBB again provided that 5 contract years have elapsed since the most recent reset, so long as your election is made during the 30-day period prior to the anniversary date of your GMWB purchase.

Each time you reset your RBB, your new AWB will equal a percentage of your new RBB. The percentage used is the same percentage used to calculate your AWB before the reset.

If you are age 95 and are taking withdrawals under a Tax-Qualified Distribution Program, you may not reset if you purchased GMWB II.

Depending on your Contract Value and the current fee for GMWB, it may not be beneficial to reset your RBB. Generally, it may be beneficial to reset your RBB if your Contract Value exceeds your RBB. However, the charge may increase if you elect to reset the RBB. (In such cases, the charge will never exceed the guaranteed maximum charge.) Further, if you reset your RBB, your new AWB may be higher or lower than your current AWB. In addition, the length of time over which you can expect to receive your RBB will be reset.

INVESTMENT RESTRICTIONS (GMWB II AND GMWB III ONLY)

We reserve the right to restrict allocations to a Variable Funding Option or limit the percentage of Contract value that may be allocated to a Variable Funding Option at any time. If we do so we would provide you with asset allocation requirements, and we reserve the right to require periodic rebalancing of Contract value allocated to Variable Funding Options according to specified percentages. We will provide no less than 30 days advanced written notice if we exercise our right to restrict or limit allocations to a Variable Funding Option and/or require periodic rebalancing between Variable Funding Options. Our ability to restrict allocations to a Variable Funding Option may be different depending on your state.

If we restrict allocations to a Variable Funding Option, as of the effective date of the restriction, we will no longer allow additional Purchase Payments to be applied, or transfers of Contract value to be allocated into the restricted Variable Funding Option. Any Contract value previously allocated to a restricted Variable Funding Option will not be subject to the restriction. If we impose a limit on the percentage of Contract value allocated to a Variable Funding Option, as of the effective date of the restriction, we will impose the limit on all subsequent allocations.

GMWB CHARGE. The charge for your GMWB rider is different depending on which version of GMWB you choose. For all GMWB riders, the charge is deducted each business day from amounts held in each Variable Funding Option. The current charge for each rider, on an annual basis, is shown below. Your current charge will not change unless you reset your benefits, at which time we may modify the charge. In such case the charge will never exceed 1.00%.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
Current Annual Charge                       0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
Maximum Annual Charge After a               1.00%                     1.00%                      N/A
Reset
--------------------------------------------------------------------------------------------------------------


MAXIMUM RBB. Although we have no current plans to do so, in the future we may impose a maximum RBB. If we do, we would stop including additional Purchase Payments into the calculation of your RBB. If we impose a maximum RBB for Purchase Payments or reset, the maximum RBB will never be less than the cumulative Purchase Payments to which we have previously consented.

Currently you must obtain our consent to purchase any RBB over $1 million. Purchase Payments under $1 million are not subject to a maximum RBB.

TERMINATION. Once you purchase GMWB I, you cannot cancel it. If you select GMWB II or GMWB III, you may terminate your rider at any time after the 5(th) anniversary of your purchase of GMWB. Once you terminate a GMWB III rider, you cannot re-elect it. You must request your termination in writing. All GMWB riders terminate automatically when you reach the maturity date of your Contract, if your Contract is assigned, or if the rider is exchanged for a similar rider offered by us.

OTHER INFORMATION ABOUT GMWB. If your Contract Value reaches zero, and you have purchased this benefit, the following will occur:

     - The AWB will continue to be paid to you until the RBB is depleted, not more frequently than monthly. Upon your death, your beneficiary will receive these payments. No other death benefit or optional benefit, if any, will be paid.

     - The total annual payment amount will equal the AWB and will never exceed your RBB, and

     - We will no longer accept subsequent Purchase Payments into the Contract.

If a spouse or beneficiary continues this Contract upon your death, and you had elected GMWB, all terms and conditions of this benefit would apply to the new owner.

Please refer to the Death Benefit section for information on how GMWB may impact your death benefit.

COMPARISON OF IMPORTANT DIFFERENCES AMONG THE GMWB RIDERS

The following chart may help you decide which version of GMWB is best for you.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
AWB                                  5% of RBB if first        5% of RBB if first             5% of RBB
                                   withdrawal before 3(rd)   withdrawal before 3(rd)
                                   anniversary 10% of RBB    anniversary 10% of RBB
                                   if first withdrawal on    if first withdrawal on
                                       or after 3(rd)            or after 3(rd)
                                         anniversary               anniversary
--------------------------------------------------------------------------------------------------------------
ANNUAL CHARGE                               0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
RESET                                        Yes                       Yes                       No
--------------------------------------------------------------------------------------------------------------
CAN I CANCEL MY GMWB?                        No               Yes, after the 5(th)      Yes, after the 5(th)
                                                               anniversary of GMWB       anniversary of GMWB
                                                                    purchase                  purchase
--------------------------------------------------------------------------------------------------------------
INVESTMENT RESTRICTIONS                      No                        Yes                       Yes
--------------------------------------------------------------------------------------------------------------
WAIVER OF RECALCULATION OF AWB               No                        Yes                       Yes
FOR DISTRIBUTIONS FROM TAX-
QUALIFIED PLANS
--------------------------------------------------------------------------------------------------------------


GUARANTEED MINIMUM WITHDRAWAL BENEFIT FOR LIFE ("GMWB FOR LIFE" OR "LIVING INCOME GUARANTEE")

SUMMARY OF BENEFITS. For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit for Life, or "GMWB for Life". The GMWB for Life rider is designed to protect your investment from poor market performance. CURRENTLY, YOU MAY ELECT THE GMWB FOR LIFE RIDER ONLY AT THE TIME OF YOUR INITIAL PURCHASE OF THE CONTRACT. The GMWB for Life rider:

     - Guarantees a fixed level of income for life after you attain a certain age as long as you do not withdraw more than a certain amount from your Contract each year;

     -    Can be purchased for you alone or with your spouse;

     -    Can accommodate tax-qualified distributions from your Contract;

     - Increases in value on each anniversary if your Contract Value increases through an automatic reset feature;

     - Can provide an income until your guaranteed amount is recovered if your circumstances change before you reach the minimum age to begin lifetime income, as long as you do not withdraw more than a certain amount from your Contract each year;

     - Offers the option to receive a lump sum after a period of years in lieu of the guarantee to take periodic payments if your circumstances change.

You must continue to meet several restrictions and conditions in order to receive the benefits of the GMWB for Life rider. Withdrawals that exceed the allowable annual maximum will more rapidly decrease the guarantees under the rider. Also, to be eligible for the guarantees you are permitted to invest only in a limited number of specified Variable Funding Options. Only Purchase Payments that you make within two years of purchase are eligible for the guarantees. See below for details.

Currently, you may elect the GMWB for Life rider only at the time of your initial purchase of the Contract. In the future we may allow Contract Owners to add the rider after purchase. You may not elect the GMWB for Life rider if you have also elected the GMWB or GMAB rider offered under this Contract. The GMWB for Life rider may not be available in all states. Once you purchase the GMWB for Life rider, you cannot cancel it.

In written materials other than this prospectus, we may refer to the GMWB for Life rider using different names. These names are "Living Income Guarantee" and "Living Income Guarantee for 2". These names refer to the same GMWB for Life rider described in this prospectus.

SINGLE LIFE OPTION OR JOINT LIFE OPTION. The GMWB for Life rider is designed for use by you alone (the "Single Life Option"), or you and your spouse (the "Joint Life Option"). You must select either the Single Life Option or the Joint Life Option at the time you elect the GMWB for Life rider.

The Single Life Option is available to all Contract Owners. However, if you select the Single Life Option and your Contract is jointly owned, the age of the older joint owner will determine when you are eligible for lifetime benefits under the rider, and income is guaranteed only over the lifetime of the older joint owner.

The Joint Life Option is only available if you name your spouse as the joint owner or sole beneficiary of your Contract. Under the Joint Life Option, income is guaranteed over the joint lifetime of both you and your spouse. Under the Joint Life Option, the age of the younger spouse determines when you are eligible for lifetime benefits under the rider. This means you and your spouse will have to wait until the younger of you reaches the minimum age to qualify for the lifetime benefit.

REMAINING BENEFIT BASE ("RBB"). The guarantees under the GMWB for Life rider are determined by applying an annual percentage to a base amount that we calculate called the "remaining benefit base" or "RBB."

Your initial RBB is equal to your initial Purchase Payment if you elect GMWB for Life when you purchase your Contract. If in the future we permit the rider to be added after the Contract is issued, then your initial RBB is equal to your Contract Value when you elect the rider. The RBB is not a lump sum guarantee, rather, it is used to determine the amount that we return to you through a series of payments that annually do not exceed a percentage of your RBB.

Your RBB is subject to a maximum of $5,000,000 for all deferred variable annuities issued by us in the same calendar year to you.

LIFETIME WITHDRAWAL BENEFIT ("LWB"). The annual percentage of your RBB that is available for withdrawal is called the "Lifetime Withdrawal Benefit" or "LWB. " Each year you may take withdrawals that do not exceed your LWB.

The level of your initial LWB payment depends on whether your GMWB for Life rider was issued under the Single Life Option or the Joint Life Option, and the timing of your first withdrawal from your Contract. You are eligible to receive payments under the LWB after you attain a certain age as shown below. Under the Joint Life Option, the age of the younger spouse determines eligibility. Under the Single Life Option, if your Contract is jointly owned, the age of the older joint owner determines eligibility.

--------------------------------------------------------------------------------------------
                                                        MINIMUM AGE TO BE ELIGIBLE TO
                                                                 RECEIVE LWB
--------------------------------------------------------------------------------------------
Single Life Option                                              59 1/2 years
--------------------------------------------------------------------------------------------
Joint Life Option                                                 65 years
--------------------------------------------------------------------------------------------


Your initial LWB is calculated as a percentage of the RBB immediately before your first withdrawal:

-------------------------------------------------------------------------------------
SINGLE LIFE OPTION                                                             LWB
-------------------------------------------------------------------------------------
If you make your first withdrawal BEFORE the 5(th) anniversary after you
  purchase GMWB for Life:                                                   5% of RBB
-------------------------------------------------------------------------------------
If you make your first withdrawal ON OR AFTER the 5(th) anniversary, but
  before the 10(th) anniversary:                                            6% of RBB
-------------------------------------------------------------------------------------
If you make your first withdrawal ON OR AFTER the 10(th) anniversary:       7% of RBB
-------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------
JOINT LIFE OPTION                                                              LWB
-------------------------------------------------------------------------------------
If you make your first withdrawal BEFORE the 8(th) anniversary after you
  purchase GMWB for Life:                                                   5% of RBB
-------------------------------------------------------------------------------------
If you make your first withdrawal ON OR AFTER the 8(th) anniversary, but
  before the 15th anniversary:                                              6% of RBB
-------------------------------------------------------------------------------------
If you make your first withdrawal ON OR AFTER the 15(th) anniversary:       7% of RBB
-------------------------------------------------------------------------------------


You should carefully choose when you take your first withdrawal from your Contract, because it will determine your LWB annual percentage which will not change for the life of your Contract. For example, if you take your first withdrawal before the 5th anniversary, your LWB will be 5% of RBB for the life of your Contract, and you will never qualify for a 6% or 7% of RBB.

As long as your total annual withdrawals do not exceed your LWB amount, you may continue to take your LWB payments until death, even if the aggregate payments exceed your RBB. Under the Joint Life Option, payments cease upon the death of the last surviving spouse. Under the Single Life Option, payments cease upon your death, or the death of the older joint owner.

You may adjust the amount and frequency of payments during the year. Each year you may take your LWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your LWB without affecting your guarantee. If you choose to receive only a part of, or none of, your LWB in any given year, your LWB in any subsequent year will not be increased. In certain circumstances we may limit the frequency of LWB payments to annual, such as payments under our Managed Distribution Program, payments to a beneficiary after your death, or if your Contract Value reduces to zero (see below).

ADDITIONAL PREMIUM. Additional Purchase Payments made within two years after you purchase the GMWB for Life rider will increase your RBB, which will serve to increase your LWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment. Your new LWB is equal to the LWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original LWB as shown above.

Additional Purchase Payments made more than two years after you purchase the GMWB for Life rider will not be included in your RBB, and will be excluded from the guarantees under your rider. However, additional Purchase Payments will be added to your Contract Value and would be reflected in any reset of the RBB. (See the "Reset" section below.)

WITHDRAWALS. When you make a withdrawal, your LWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase of GMWB for Life (or "GMWB for Life Anniversary"), including the current withdrawal, does not exceed your LWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB for Life Anniversary, including the current withdrawal, exceeds your LWB immediately prior to the current withdrawal, we will recalculate your RBB and LWB.

To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a proportional "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

To recalculate your LWB, we reduce your LWB by a partial withdrawal reduction, which is equal to 1) the LWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by
3) the RBB immediately prior to the current withdrawal.

These recalculations magnify the effect of a withdrawal when your Contract Value is less than your RBB, as shown in the example below.

WITHDRAWAL EXAMPLES The following example is intended to illustrate the effect of withdrawals on your RBB and LWB. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties. Assume your initial RBB is $100,000, your age is greater than 65, and you take a withdrawal of $10,000 after your first GMWB Anniversary:

WITHDRAWAL EXAMPLE

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                LWB (5%)          VALUE            RBB                LWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL
AND AFTER THE
FIRST GMWB
ANNIVERSARY    $110,000        $110,000               $5,500          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
PARTIAL                                                                                                    [$5,000 x
WITHDRAWAL        N/A         [$110,000 x          [$5,500 x (1-        N/A         [$100,000 x               (-
REDUCTION                ($10,000/ $110,000)]   $100,000/$110,000)]            ($10,000/$90,000)] =      1 -- 88,889-
                               = $10,000               = 500                          $11,111         /$100,000)] = $556
-------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT                   $10,000                                               $11,111
OF THE
WITHDRAWAL                ($10,000 = $10,000)                                   ($11,111 > 10,000)
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $100,000        $100,000               $5,000          $80,000         $88,889               $4,444
-------------------------------------------------------------------------------------------------------------------------


RESET. On each anniversary after you purchase the GMWB for Life rider, we will automatically reset your RBB, under our Automatic RBB Reset Program, to an amount equal to 100% of the then Contract Value. We will not automatically reset your RBB if the Contract Value on your anniversary is less than your current RBB, or, if you (or you and your spouse) are over age 85.

You may choose to opt out of the Automatic RBB Reset Program, if a reset of your RBB would cause the charge for your rider to increase. This can happen since the rate you pay for the rider will be changed to the rate in effect at the time of reset and that may be higher than the rate before the reset. We will send you advance notice if the charge for your rider would increase upon reset in order to give you the opportunity to opt out of the Automatic RBB Reset Program. In order to opt out of the Automatic RBB Reset Program, you must notify us in writing which we must receive by the 7th calendar day prior to the scheduled reset. Your rider will no longer be reset for the life of the rider unless you subsequently elect in writing to opt back into the Automatic RBB Reset Program. Your opt back in election will go into effect upon the next GMWB for Life Anniversary following the receipt of your request.

Upon reset, the LWB will be recalculated as the greater of the a) LWB prior to the reset, or b) a percentage of the Reset RBB value. The percentage will equal the percentage of the RBB (e.g. 5%) used in determining the initial LWB.

GUARANTEED PRINCIPAL OPTION. If your circumstances change and you no longer want the lifetime features of the GMWB for Life rider, you may wish to opt out and receive an adjustment to your Contract Value. In this case, once you have held the rider for ten (10) years or more you will have the option each year to elect the Guaranteed Principal Option. Each year you will have a 30-day window period during which you may elect the option. You may only elect the option once, as your GMWB for Life rider will terminate when you exercise the option.

The Guaranteed Principal Option will be paid to you as a positive adjustment to your Contract Value. The adjustment is equal to (a) minus (b):

     a) Purchase Payments credited within 120 days after you purchase the GMWB for Life rider, reduced by a "Percentage Reduction in the Contract Value" attributable to any partial withdrawals taken.

          We compute the "Percentage Reduction in Contract Value" attributable to a partial withdrawal by dividing the dollar amount of the withdrawal, plus any applicable withdrawal charges, by the Contract Value immediately preceding such withdrawal. We apply the Percentage Reduction in the Contract Value as a factor equal to 1 minus the percentage reduction.

     b) Your Contract Value on the GMWB Anniversary immediately preceding exercise of the Guaranteed Principal Option.

For example, assume you make a single Purchase Payment of $100,000 and elect the GMWB for Life rider. Also assume that you make no withdrawals, and that ten years later your Contract Value has declined to $80,000. If you elect to receive the Guaranteed Principal Option, we will apply $20,000 to your Contract Value to restore it to $100,000.

To exercise the Guaranteed Principal Option you must notify us in writing within 30 days following any anniversary of your purchase of the GMWB for Life rider, on or after the tenth (10th) anniversary of your purchase of the rider. We will adjust your Contract Value at the end of the 30-day window period.

The adjustment will be added to each Variable Funding Option in the ratio that the Contract Value in such Variable Funding Option bears to the total Contract Value in all Variable Funding Options. The adjustment will never be less than zero.

If you exercise the Guaranteed Principal Option, the GMWB for Life rider will terminate on the date the adjustment is added to your Contract Value.

Only Purchase Payments credited within 120 days after you purchase the GMWB for Life rider are taken into consideration in determining the amount paid under the Guaranteed Principal Option. If you anticipate making Purchase Payments after the 120-day period, you should understand that such payments will not increase the amount paid under the Guaranteed Principal Option. However, Purchase Payments credited after 120 days are added to your Contract Value and will impact whether or not any benefit is due. Therefore, GMWB for Life may not be appropriate for you if you intend to make additional Purchase Payments after the 120-day period and are purchasing the GMWB for Life rider for this feature.

REQUIRED ALLOCATION OF YOUR CONTRACT VALUE AND PREMIUM PAYMENTS. If you elect the GMWB for Life rider, you will be required to invest in a limited number of specific Variable Funding Options, and you will be foreclosed from investing in all the other Variable Funding Options that would otherwise be available to you while the rider is in effect. In addition, you may not allocate any portion of your Contract Value or Premium Payments to the Fixed Account.

You will be required to allocate 100% of your Contract Value or Purchase Payments to one or more of the following Variable Funding Options. Some of these Variable Funding Options invest in mutual funds that invest in other mutual funds, also known as "funds of funds." Please see the section in this prospectus entitled "Variable Funding Options" for a description of the investment objectives of these Variable Funding Options, as well as the section entitled "Fee Table" for the charges associated with these Variable Funding Options.

                               PERMITTED VARIABLE FUNDING OPTIONS
                    --------------------------------------------------------
                          LEGG MASON PARTNERS VARIABLE EQUITY
                            TRUST -- CLASS II
                            Legg Mason Partners Variable Capital and
                               Income Portfolio
                          METROPOLITAN SERIES FUND, INC.
                            BlackRock Money Market Portfolio -- Class
                               A
                            MFS(R) Total Return Portfolio -- Class B
                          PIONEER VARIABLE CONTRACTS TRUST -- CLASS II
                            Pioneer Bond VCT Portfolio
                            Pioneer Global High Yield VCT Portfolio
                            Pioneer High Yield VCT Portfolio
                            Pioneer Ibbotson Growth Allocation VCT
                               Portfolio
                            Pioneer Ibbotson Moderate Allocation VCT
                               Portfolio
                            Pioneer Strategic Income VCT Portfolio


We will reject any request by you to transfer Contract Value or allocate Purchase Payments to a Variable Funding Option other than the permitted Variable Funding Options listed above. You will be required to re-submit your request to comply with the above restrictions. We will not be responsible for any financial impact caused by delays in processing your transaction if your request is rejected because it violated the above restrictions.

We may make additions to or deletions from the list of permitted Variable Funding Options.

GMWB FOR LIFE CHARGE. The charge for your GMWB for Life rider depends on whether you purchase the Single Life Option or the Joint Life Option. The charge is deducted each business day from amounts held in each Variable Funding Option. The current charge, on an annual basis, is shown below. Your current charge may increase when your RBB automatically resets, unless you notify us not to reset your RBB (see "Reset" above). The charge may increase provided that this rate will not exceed the rate currently applicable to the same rider available for new contract purchases at the time of the Step-Up; but it will never exceed 1.50%.

-----------------------------------------------------------------------------------------
                                                                           CURRENT CHARGE
-----------------------------------------------------------------------------------------
GMWB for Life (Single Life Option)                                              0.65%
-----------------------------------------------------------------------------------------
GMWB for Life (Joint Life Option)                                               0.80%
-----------------------------------------------------------------------------------------


ANNUAL WITHDRAWAL BENEFIT ("AWB"). If your circumstances change, you may wish to take guaranteed withdrawals even though you have not yet reached the minimum age to be eligible for lifetime payments under LWB. In this case, you can take an "Annual Withdrawal Benefit" or "AWB" which allows you to withdraw an amount each year until your RBB is depleted. AWB payments are not guaranteed for life.

The level of your AWB is determined in the same manner as the level of your LWB as described in the above section entitled "Lifetime Withdrawal Benefit ("LWB")", except that there is no minimum age to be eligible to receive AWB payments. Additional Premium Payments affect your AWB in the same manner as they do the LWB as described in the "Additional Premium Payments" section above. The reset of your RBB will affect your AWB in the same manner as it affects the LWB as described in the "Reset" section above.

Withdrawals affect your AWB in the same manner as your LWB as described in the "Withdrawals" section above, with the following exception. If you begin taking AWB withdrawals before you reach the minimum age to qualify for payments under LWB, when you reach the minimum age any withdrawals in excess of your LWB amount will subject your LWB and RBB to a partial withdrawal reduction, even if your withdrawal does not exceed your AWB. This could serve to decrease the amount of your future monthly payments under LWB, and the length of the time period during which you may continue to take payments under AWB.

SHOULD I TAKE WITHDRAWALS UNDER LWB OR AWB? The GMWB for Life rider works best, and is designed, for the Contract Owner who can wait until the minimum age is attained to qualify for LWB payments. If you take your first withdrawal after you have reached the minimum age to qualify for LWB payments, payments under AWB or LWB are equal and the same. However, if you take your first withdrawal before you have reached the minimum age to qualify for LWB payments, the AWB or LWB payments available to you when you reach the minimum age may not be equal.

AWB is designed for the Contract Owner who has undergone a change in circumstances and wants to take withdrawals before reaching the minimum age to qualify for LWB payments.

If you choose to take AWB payments before you qualify for LWB payments, you should consider that the charges for the GMWB for Life rider are designed to support LWB payments for life, and that you may be paying a higher charge without receiving the full benefit.

IF YOU CONTINUE TO MAKE WITHDRAWALS IN EXCESS OF THE LWB ONCE THE MINIMUM AGE TO QUALIFY FOR LWB HAS BEEN REACHED, YOU MAY EVENTUALLY LOSE ANY BENEFIT UNDER LWB.

Whether you choose to access your money using the LWB, AWB, or Guaranteed Principal Option depends on your individual financial circumstances and the performance of your Contract. You should consult with your financial adviser to determine which method is best for you.

TAX-QUALIFIED DISTRIBUTION PROGRAMS. Subject to certain limitations and restrictions, your LWB and AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, but will not affect the LWB or AWB. The following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     1) distributions relating to this Contract intended to satisfy the required minimum distribution rules under Internal Revenue Code of 1986, as amended, ("Code"), Code Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to a qualified retirement plan (Code Section 401), a tax-sheltered annuity (Code
          Section 403(b)), an individual retirement annuity (Code Section 408(b)), or an eligible deferred compensation plan (Code Section 457(b)), which required minimum distribution is calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate, or as otherwise required to be calculated under the Code and the regulations thereunder;

     2) distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life, or over a period no longer than the remaining life expectancy, of a designated beneficiary relating to this Contract;

     3) distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the participant or the joint lives (or joint life expectancies) of such participant and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710, or as subsequently determined under the tax law (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program) relating to this Contract; or

     4) distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9, Notice

          2004-15, page 526, or as subsequently determined under the tax law (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program) relating to this Contract.

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB for Life rider, however your RBB, LWB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB for Life Anniversary, and you may only make the change during the 30-day period after your GMWB for Life Anniversary. At the time you purchase GMWB for Life, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age 70 1/2 before the first GMWB for Life Anniversary.

You are advised to take your required distributions prior to purchasing GMWB for Life in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB for Life, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

ANY WITHDRAWALS OUTSIDE THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB for Life (a "GMWB for Life Year"). If during any GMWB for Life Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB for Life rider, however for the remainder of the GMWB for Life Year your RBB, LWB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

DISTRIBUTIONS UNDER THE TAX-QUALIFIED DISTRIBUTION PROGRAM WILL BE DETERMINED AS IF YOUR CONTRACT UNDER WHICH YOUR GMWB FOR LIFE RIDER WAS ISSUED WERE THE ONLY CONTRACT SUBJECT TO THE ABOVE TAX RULES.

TERMINATION. Once you purchase the GMWB for Life rider, you cannot cancel it. However, the rider will automatically terminate when:

     -    you make a full withdrawal of your Contract Value;

     -    you apply all of your Contract Value to an Annuity Option;

     - the Contract Owner dies and a death benefit under your Contract becomes payable, unless the Contract is continued by the beneficiary;

     - the Annuitant dies and the Annuitant is not the person whose life is used to determine guaranteed payments;

     - you transfer ownership of your Contract, or change the spousal beneficiary under the Joint Life Option;

     -    you opt to take the Guaranteed Principal Option; or

     -    you terminate your Contract.

Charges for the rider cease upon termination.

OTHER INFORMATION. You should also consider the following before you purchase the GMWB for Life rider:

     - The charge for the GMWB for Life rider continues for the life of the rider, even if you never need nor exercise the guarantees under the rider.

     - Withdrawals that are greater than your LWB or AWB will erode your guarantee by serving to more rapidly deplete your RBB.

     - The GMWB for Life rider is not transferable; if you transfer ownership of your Contract, or change the spousal beneficiary under the Joint Life Option, the rider terminates automatically.

     - If you only plan to take AWB, or take the Guaranteed Principal Option, you should consider the higher cost of the GMWB for Life rider which is designed to support payments for life under LWB.

     - If you continue to take AWB once eligible for LWB, you may eventually lose any benefit under LWB.

EFFECT ON THE DEATH BENEFIT. The GMWB for Life rider terminates when a death benefit under your Contract becomes payable, except in certain circumstances when the beneficiary may continue the Contract along with the GMWB for Life rider (see "Contract Continuation by Beneficiary" and "Contract Value Reduces to Zero" below).

However, if your Contract provides for a death benefit amount that is the greatest of multiple benefits including the Adjusted Purchase Payment, your Adjusted Purchase Payment will not be calculated as described in the "Death Benefit" section, but instead will be equal to your aggregate Purchase Payments minus your aggregate withdrawals from the date the rider is added to your Contract.

If the Annuitant dies before the Contract Owner(s), then the GMWB for Life rider will terminate and the beneficiary cannot continue the rider.

Under the Joint Life Option, if the spousal beneficiary predeceases the Contract Owner, the rider continues and no death benefit is paid out; the Contract Owner may then name a new beneficiary for the purposes of the death benefit provisions under the Contract, but not for purposes of the GMWB for Life rider.

Notwithstanding anything in the GMWB for Life rider to the contrary:

     a) In order to comply with section 72(s) of the Code, if the GMWB for Life rider is purchased with respect to a non-qualified annuity contract, any death benefit paid out under the terms of the GMWB for Life rider to a non-spousal Beneficiary upon the death of the owner (or to a payee other than the spouse of the Annuitant on the death of the Annuitant, where the Contract is owned by a non-natural person) (including payments made under the "Contract Continuation by the Beneficiary" provision, "Contract Value Reset to Zero" provision, and any other payments of the AWB and RBB otherwise made after a death) will be paid out in non-increasing annual installments over a period no longer than the remaining single life expectancy of the Beneficiary under the appropriate IRS life expectancy table under Code Section 72 and the regulation thereunder or as otherwise provided under the tax law for non-qualified annuities and under Code Section 72(s). Such payments must begin within 12 months of the date of death in all cases.

     b) Where the Beneficiary or other payee under paragraph (a) is not a natural person, such period may not extend beyond the fifth anniversary of the date of the death.

     c) If the GMWB for Life rider is issued under a Qualified Contract and the death occurs on or after the Required Beginning Date of distributions to the participant under Code Section 401(a)(9), the period for the payments described in paragraph (a) above may not exceed the longer of: (i) the Beneficiary's or other payee's remaining life expectancy or (ii) the deceased Annuitant's remaining life expectancy in the year of his or her death, reduced by one for each calendar year thereafter.

     d) Where under other sections of the GMWB for Life rider, any payment described in this section ("Effect on Death Benefits") is payable over a shorter period of time, required to begin at an earlier date, or would otherwise be paid more rapidly than under this section ("Effect on Death Benefit"), then such payment will be made under the terms of such other provision.

If annual payments must exceed the AWB in order to comply with these requirements, then these payments will not result in a Partial Withdrawal Reduction to the RBB and AWB as described in the RBB and AWB sections of the GMWB for Life rider. Each withdrawal will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

You should consult with your tax advisor prior to purchasing a variable annuity contract and optional rider, such as the GMWB for Life rider.

CONTRACT CONTINUATION BY THE BENEFICIARY. Under the Joint Life Option, if the spousal beneficiary elects to continue the Contract instead of receiving the death benefit, the GMWB for Life rider will also continue for the benefit of the spouse. Upon the death of the spouse, the LWB will terminate. However, if there are any remaining AWB payments, such payments may be continued by a surviving beneficiary instead of receiving a death benefit. In such case payments will be made annually on the next rider anniversary, no further resets will be made of the RBB, and the RBB will be reduced by the amount of each payment. Upon the death of such beneficiary, if AWB payments are still being made, the payments will continue to the beneficiary's estate unless such other designee has been agreed to by us in writing until the RBB is exhausted at which time the GMWB for Life rider terminates.

Under the Single Life Option, the LWB terminates when a death benefit becomes payable under the Contract, regardless of whether the Contract is continued by a beneficiary. If a non-spousal beneficiary continues the Contract, even under the Joint Life Option, the LWB terminates. However, if there are any remaining AWB payments, such payments may also be continued by a surviving beneficiary as described in the preceding paragraph.

Payments made under the Continuation by the Beneficiary provision of the GMWB for Life rider will be adjusted to the extent required so that upon the death of the owner (or upon the death of the Annuitant where the owner is not a natural person), the RBB is paid out at regular intervals in non-increasing annual payments over a period no longer than permitted under Code Section 72(s) in the case of a rider made a part of a non-qualified Contract.

For riders issued under a Qualified Contract, the payments under the Continuation by the Beneficiary provision of the GMWB for Life rider must be paid out at regular intervals in non-increasing annual payments made over a period no longer than that permitted under Code Section 401(a)(9) and the regulations thereunder.

Payments to the Beneficiary or to the owner's estate on the death of the owner, or payments to the Beneficiary's estate (or to the successor beneficiary) in the case of the Beneficiary's death must be made beginning within twelve months of such death in each case and will be made at least as rapidly as under the payment method, if any, being used at the time of the death.

CONTRACT VALUE REDUCES TO ZERO. If your Contract Value reduces to zero for reasons other than you making 1) a withdrawal that exceeds your AWB or LWB or 2) a full withdrawal of your Contract Value, and the minimum age has already been reached to be eligible to receive LWB payments, then we will automatically begin paying you annual payments equal to the LWB as long as you (or you or your spouse under the Joint Life Option) are alive unless you elect to receive annual payments equal to the AWB as set forth below. Payments will be made once a year on each rider effective date anniversary starting with the next anniversary. Each payment will reduce the RBB by the amount of the payment. Alternatively, you have the option to elect in writing to instead receive annual payments equal to the current AWB, as of the date your written election is received in good order at our Home Office, until the RBB is depleted. Upon such election, we will begin paying you the AWB starting on the next rider effective date anniversary following the date your written election is received in good order in our Home Office.

If the minimum age to be eligible for LWB payments has not yet been reached, and the RBB is greater than zero, we will automatically begin paying you annual payments equal to the AWB until the RBB is depleted. All other rights under your Contract cease, we will no longer accept subsequent Purchase Payments and no future resets will be allowed. All other optional endorsements are terminated without value.

Upon your death (or your or your spouse's death under the Joint Life Option), your Beneficiary(s) will receive the following:

     1) Under the Single Life Option, the LWB will be set to $0.00 and the beneficiary(s) will receive annual payments equal to the current AWB until the RBB is depleted. No other death benefit or Enhanced Stepped-Up Provision (if any) will be paid if the RBB is already equal to zero upon the owner's death. The death benefit under the Contract is cancelled. Upon the beneficiary's death, if AWB payments are still being made, the payments will continue to the beneficiary's estate unless such other designee has been agreed to by us in writing until the RBB is exhausted at which time the GMWB for Life rider terminates.

     2) Under the Joint Life Option, the terms of the rider continue and we will continue to your spouse annual payments equal to either the LWB or AWB according to your election prior to your death and the terms described above. The death benefit under the Contract is cancelled. Upon the spouse's death, the LWB will be set to $0.00 and the spousal beneficiary's estate or Beneficiary, as applicable, will receive annual payments equal to the current AWB until the RBB is depleted. Upon that beneficiary's death, if AWB payments are still being made, the payments will continue to the beneficiary's estate unless such other designee has been agreed to by us in writing until the RBB is exhausted at which time the GMWB for Life rider terminates.

     3) Payments made under the "Contract value reduces to Zero" provision of the GMWB for Life rider will be adjusted to the extent required so that upon the death of the owner, the RBB is paid out at regular intervals in non-increasing annual payments over a period no longer than permitted under Code Section 72(s) in the case of a rider made a part of a non-qualified Contract.

     4) For riders issued under a Contract that is issued to an Individual Retirement Account under Code Section 408(a), an Individual Retirement Annuity under Code Section 408(b), a Roth IRA annuity under Code
          Section 408A, a SIMPLE IRA annuity under Code Section 408(p) or any other annuity under an employer's retirement plan that is subject to the required minimum distribution rules under Code Section 401(a)(9), including the after-death distribution rules under Code Section 401(a)(9)(B) ("Qualified Contracts"), The payments under this provision of the GMWB for Life rider will be adjusted as required to be paid out in a non-increasing annual payments over a period no longer than permitted under Code Section 401(a)(9).

Payments to the Beneficiary (or to the owner's estate on the death of the owner), or payments to the successor beneficiary (or to the Beneficiary's estate) in the case of the Beneficiary's death must be made beginning within twelve months of such death in each case and will be made at least as rapidly as under the payment method, if any, being used at the time of the death.

GUARANTEED MINIMUM ACCUMULATION BENEFIT ("GMAB" OR "ACCUMULATION ADVANTAGE")

We offer a Guaranteed Minimum Accumulation Benefit rider ("GMAB Rider") for an additional charge. The GMAB Rider guarantees that your Contract Value will not be less than a minimum amount at the end of a specified number of years. If your Contract Value is less than the minimum guaranteed amount on the Rider Maturity Date, we will apply additional amounts to increase your Contract Value so that it is equal to the guaranteed amount. If you elect the GMAB Rider, we require that you allocate your Contract Value according to certain limitations and restrictions, and agree to periodic rebalancing of your Contract Value.

Currently, the GMAB Rider may only be elected at the time that you purchase your Contract. We may make the GMAB Rider available to Contracts after their effective date at a later date subject to certain additional terms and restrictions. You may not elect the GMAB Rider if you have also elected the GMWB Rider offered under the Contract.

BENEFIT DESCRIPTION & KEY TERMS

If you elect the GMAB Rider, we guarantee that if your Contract Value is less than your Benefit Base (defined below) on the Rider Maturity Date (defined below), we will apply additional amounts to your Contract to increase your Contract Value so that it is equal to the Benefit Base. Any additional amounts that we apply to your Contract to increase the Contract Value to equal the Benefit Base will be allocated to the money market Subaccount on the Rider Maturity Date. Any such additional amounts will be treated as earnings under your Contract, and will not be subject to a withdrawal charge once they are applied to your Contract.

If your Contract Value is equal to or greater than the Benefit Base on the Rider Maturity Date, the GMAB Rider will terminate and no additional amounts will be applied to your Contract.

Benefit Base: The Benefit Base is equal to the Base Calculation Amount on the Rider Maturity Date and represents the minimum Contract Value that we guarantee on such date. We do not guarantee the Benefit Base on any day other than the Rider Maturity Date. The Benefit Base will not be available for withdrawal nor will it be used to calculate any benefits under the Contract prior to the Rider Maturity Date. The Benefit Base can never be less than zero.

Base Calculation Amount: We calculate the Base Calculation Amount to determine the Benefit Base. On the Rider Effective Date, the Base Calculation Amount is equal to your initial Purchase Payment. Aggregate Purchase Payments over $1 million are subject to our consent, including our consent to limit the Base Calculation Amount applicable to your GMAB Rider. We may impose a maximum Base Calculation Amount (and thereby, a maximum Benefit Base) in the future for Contract Owners who elect the GMAB Rider, but the maximum Base Calculation Amount will never be less than the Base Calculation Amount to which we have previously consented. We reserve the right to restrict increases in your maximum Base Calculation Amount based on subsequent Purchase Payments if such Purchase Payments would cause you Base Calculation Amount to be greater than our maximum Base Calculation Amount. We will not limit or impose a maximum Base Calculation Amount if your aggregate Purchase Payments are under $1 million. If you purchase more than one contract issued by the Company in the same calendar year and elect the GMAB Rider on each contract, the $1,000,000 Benefit Base maximum may be applied to the aggregate Benefit Base for all contracts. State variations may apply.

The Base Calculation Amount will not be used to calculate any benefits under the Contract, other than the GMAB Rider Liquidity Option described below. The Base Calculation Amount can never be less than zero. The Base Calculation Amount may change between the Rider Effective Date and Rider Maturity Date if you make additional Purchase Payments or request withdrawals from your Contract.

     - If you make an additional Purchase Payment(s) within 12 months after the Rider Effective Date, we will increase the Base Calculation Amount by the amount of the Purchase Payment. If you make an additional Purchase Payment(s) more than 12 months after the Rider Effective Date, we will not increase the Base Calculation Amount; however your Contract Value will increase, reflecting the amount of the Purchase Payment. Therefore, Purchase payments made more than 12 months after the Rider Effective Date may have a significant impact on whether a benefit is due under the GMAB Rider. Even if Purchase Payments made prior to and during the 12-month period after the Rider Effective Date lose significant value, if on the Rider Maturity Date the Contract Value, which includes all Purchase Payments, is equal to or greater than the Benefit Base, which includes all the Purchase Payments prior to or during that 12-month period, then no benefit is due. You should consider this prior to making an additional Purchase Payment more than 12 months after the Rider Effective Date. The GMAB Rider may not be appropriate for you if you anticipate making Purchase Payments after the 12-month period.

     - If you request a partial withdrawal, we will decrease the Base Calculation Amount in effect as of the date of the request by the actual dollar amount of the withdrawal or the Partial Withdrawal Reduction amount, whichever is greater. The Partial Withdrawal Reduction amount is equal to the Base Calculation Amount in effect immediately prior to the reduction for the partial withdrawal multiplied by the actual amount of the partial withdrawal divided by the Contract Value immediately prior to the partial withdrawal. When determining the impact of a partial withdrawal on the Base Calculation Amount, the actual amount of the partial withdrawal will include any withdrawal charges and taxes that were deducted at the time of the partial withdrawal.

Rider Maturity Date: The Rider Maturity Date is the anniversary of the Rider Effective Date that corresponds to the number of years you elect as the Rider Period (described below).

Rider Period: The Rider Period is the number of years you select between the Rider Effective Date and the Rider Maturity Date. Currently, we only offer a Rider Period of ten (10) years. We may offer Rider Periods of lesser or greater duration available in the future, subject to additional terms, conditions and limitations.

EXAMPLES OF BENEFIT BASE/BASE CALCULATION AMOUNT

Below are examples of how we determine the Benefit Base and Base Calculation Amount, as well as examples showing the impact of subsequent Purchase Payments and partial withdrawals. For purposes of each example below, assume that you elect the GMAB Rider on the effective date of your Contract and that your initial Purchase Payment is $100,000.

The example below illustrates the impact of the guarantee provided under the GMAB Rider assuming that your Contract Value increases or decreases during the Rider Period.

                EXAMPLES OF GMAB RIDER ON THE RIDER MATURITY DATE

-------------------------------------------------------------------------------------------------------------------
                           INCREASING CONTRACT VALUE                           DECLINING CONTRACT VALUE
-------------------------------------------------------------------------------------------------------------------
                                      BASE                                               BASE
                   CONTRACT       CALCULATION                         CONTRACT       CALCULATION
                    VALUE            AMOUNT        BENEFIT BASE        VALUE            AMOUNT        BENEFIT BASE
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE               $100,000         $100,000      Not Applicable      $100,000         $100,000      Not Applicable
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
RIDER
MATURITY DATE      $110,000         $100,000         $100,000         $90,000          $100,000         $100,000
-------------------------------------------------------------------------------------------------------------------
AMOUNT
APPLIED TO
CONTRACT
VALUE DUE TO
GMAB RIDER                           $0(1)                                            $10,000(2)
-------------------------------------------------------------------------------------------------------------------


(1) If your Contract Value on the GMAB Rider Maturity Date is equal to or greater than the Benefit Base, we will not apply any additional amounts to your Contract Value. Your GMAB Rider will terminate and we will no longer deduct the annual charge for the rider.
(2) If your Contract Value on the GMAB Rider Maturity Date is less than the Benefit Base, we will apply additional amounts to your Contract Value so that it is equal to the Benefit Base. The additional amount will be added to the money market Subaccount.

The example below illustrates the impact of making an additional $10,000 Purchase Payment while the GMAB Rider is in effect, specifically the different manner in which we will treat Purchase Payments for purpose of determining the Base Calculation Amount based on when the Purchase Payment is made.

  EXAMPLES OF ADDITIONAL PURCHASE PAYMENTS -- IMPACT ON BASE CALCULATION AMOUNT

-------------------------------------------------------------------------------------------------------------------
                  ADDITIONAL PURCHASE PAYMENT WITHIN 12 MONTHS       ADDITIONAL PURCHASE PAYMENT AFTER 12 MONTHS
-------------------------------------------------------------------------------------------------------------------
                                                       BASE                                               BASE
                   CONTRACT         PURCHASE       CALCULATION        CONTRACT         PURCHASE       CALCULATION
                    VALUE           PAYMENT           AMOUNT           VALUE           PAYMENT           AMOUNT
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE               $100,000         $100,000         $100,000         $100,000         $100,000         $100,000
-------------------------------------------------------------------------------------------------------------------
VALUE BEFORE
ADDITIONAL
PURCHASE
PAYMENT            $110,000      Not Applicable      $100,000         $110,000      Not Applicable      $100,000
-------------------------------------------------------------------------------------------------------------------
VALUE AFTER
ADDITIONAL
PURCHASE
PAYMENT            $120,000         $10,000          $110,000         $120,000         $10,000          $100,000
-------------------------------------------------------------------------------------------------------------------


The example below illustrates the impact of making a $10,000 partial withdrawal while the GMAB Rider is in effect, specifically the difference in the manner in which a partial withdrawal affects your Base Calculation Amount in an increasing market versus a decreasing market. The example assumes that the partial withdrawal does not qualify under the GMAB Rider Liquidity Option described below.

      EXAMPLES OF PARTIAL WITHDRAWALS -- IMPACT ON BASE CALCULATION AMOUNT

---------------------------------------------------------------------------------------------------------------------------
                                                    ASSUMING INCREASING CONTRACT VALUE
---------------------------------------------------------------------------------------------------------------------------
                                             BASE                                                        REDUCTION TO BASE
                     CONTRACT             CALCULATION       PARTIAL WITHDRAWAL     PARTIAL SURRENDER        CALCULATION
                       VALUE                AMOUNT                AMOUNT               REDUCTION              AMOUNT
---------------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE                 $100,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
PRIOR TO
PARTIAL
WITHDRAWAL           $110,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY                                                                           [100,000 x
FOLLOWING
PARTIAL                                                                            10,000/110,000] =
WITHDRAWAL           $100,000               $90,000               $10,000               $9,091                $10,000
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
                                                     ASSUMING DECLINING CONTRACT VALUE
---------------------------------------------------------------------------------------------------------------------------
                                             BASE                                                        REDUCTION TO BASE
                     CONTRACT             CALCULATION       PARTIAL WITHDRAWAL     PARTIAL SURRENDER        CALCULATION
                       VALUE                AMOUNT                AMOUNT               REDUCTION              AMOUNT
---------------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE                 $100,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
PRIOR TO
PARTIAL
WITHDRAWAL            $90,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY                                                                           [100,000 x
FOLLOWING
PARTIAL                                                                            10,000/90,000] =
WITHDRAWAL            $80,000               $88,889               $10,000               $11,111               $11,111
---------------------------------------------------------------------------------------------------------------------------


INVESTMENT LIMITATIONS/RESTRICTIONS/REBALANCING

If you elect the GMAB Rider, your Contract will be subject to additional limitations and restrictions on your right to allocate Contract Value among the Subaccounts, your right to request transfers between Subaccounts and your right to allocate Purchase Payments to Subaccounts.

We classify each Subaccount as Class A or Class B based on our assessment of the relative risk and volatility of the Underlying Fund in which the Subaccount invests. Subaccounts that we classify as "Class A" will generally invest in Underlying Funds that invest primarily in equity securities, or securities that we believe will approximate the relative volatility and relative risk of equity securities. Subaccounts that we classify as "Class B" will generally invest in Underlying Funds that invest primarily in debt securities or cash. A Subaccount that invests in an Underlying Fund that invests in a combination of equity securities and debt securities will be classified as either Class A or Class B. We have sole discretion to determine whether a Subaccount is classified as Class A or Class B. We reserve the right to change the classification of a Subaccount from Class A to Class B or from Class B to Class A. Any change in Subaccount classification will apply to Contract Owners who elect the GMAB Rider after the effective date of the change in classification, as well as existing Contract Owner who have the GMAB Rider in force as of the effective date of the change in classification.

You will be required to establish a personal allocation profile at the time that you elect the GMAB Rider specifying the Subaccounts and the allocation percentages for each Subaccount in which you intend to allocate your initial Purchase Payment and any credits that we apply to your initial Purchase Payment. Your personal allocation profile will remain in effect for any additional Purchase Payments you make until you elect to change it. Your personal allocation profile may include any combination of Class A and Class B Subaccounts so long as the overall allocation does not violate the limitations and restrictions described below.

You may only allocate up to 80% of your initial Purchase Payment and any credits that we apply to your initial Purchase Payment to Subaccounts that we classify as Class A. You must allocate 20% or more of your initial Purchase Payment and any credits that we apply to your initial Purchase Payment to Subaccounts that we classify as Class B.

Any time that you request a transfer of Contract Value between Subaccounts or make an additional Purchase Payment, you must comply with the following limitations or restrictions:

     - You may allocate your Contract Value in one or more of the Class A Subaccounts that you choose; however, you may only allocate up to 80% of your Contract Value to Subaccounts that we classify as Class A.

     - You may allocate your Contract Value in one or more of the Class B Subaccounts that you choose; however, you must allocate 20% or more of your Contract Value to Subaccounts that we classify as Class B.

     - If you make an additional Purchase Payment, you can only allocate up to 80% of the Purchase Payment to Subaccounts that we classify as Class A.

     - If you make an additional Purchase Payment, you must allocate 20% or more of the Purchase Payment to Subaccounts that we classify as Class B.

Any request to transfer Contract Value or allocate subsequent Purchase Payments that would violate these limitations and restrictions will be rejected. You will be required to submit a new request that complies with the applicable limitation or restriction. We will not be responsible for any financial impact caused by delays in processing your transaction if your request is rejected because it does not comply with an applicable limitation or restriction.

Rebalancing: On a quarterly basis, we will rebalance your Contract Value according to the current personal allocation profile that you chose for Class A and Class B Subaccounts. Unless you instruct us otherwise, we will rebalance your Contract Value in each Class A and Class B Subaccount, respectively, according to the relative proportions indicated in your personal allocation profile.

Below is a list of the Subaccounts that are currently classified as Class B Subaccounts. All remaining Subaccounts offered under the Contract are classified as Class A Subaccounts.

                                      CLASS B SUBACCOUNTS/
                                        UNDERLYING FUNDS
                    --------------------------------------------------------
                          METROPOLITAN SERIES FUND, INC.
                            BlackRock Money Market Portfolio -- Class
                               A
                            MFS(R) Total Return Portfolio -- Class B
                          PIONEER VARIABLE CONTRACTS TRUST -- CLASS II
                            Pioneer Bond VCT Portfolio
                            Pioneer Global High Yield VCT Portfolio
                            Pioneer Ibbotson Growth Allocation VCT
                               Portfolio
                            Pioneer Ibbotson Moderate Allocation VCT
                               Portfolio
                            Pioneer Strategic Income VCT Portfolio


GMAB RIDER LIQUIDITY OPTION

During the 90-day period prior to the 5th anniversary of the Rider Effective Date, you may request a partial withdrawal of up to 15% of the Base Calculation Amount immediately prior to the request. Under this option, we will reduce the Base Calculation Amount by the dollar amount of the withdrawal so long as the withdrawal does not exceed the amount available for withdrawal under this provision. If you request a partial withdrawal greater than 15% of the Base Calculation Amount, we will reduce the Base Calculation Amount by the dollar amount of the withdrawal for amounts withdrawn up to the 15% limit and, for the excess amount, we will reduce the Base Calculation Amount as described above under the sub-section "Base Calculation Amount." Any partial withdrawal you make under this provision will be made free of withdrawal charges that would otherwise apply under the terms of your Contract. Additionally, any withdrawals taken under this feature will reduce your Free Withdrawal Allowance under the Contract.

This feature can only be exercised once before the Rider Maturity Date and must occur during the 90-day period prior to the 5th anniversary of the Rider Effective Date. We reserve the right to require you to exercise your rights under this provision on the anniversary of your Rider Effective Date. You must notify us in a form acceptable to us that you are exercising your rights under this GMAB Rider Liquidity Option.

CANCELLATION OF THE GMAB RIDER

You may elect to cancel the GMAB Rider at any time after the 5th anniversary of the GMAB Rider Effective Date. Upon cancellation, we will no longer deduct the annual charge for the GMAB Rider. Upon cancellation of the GMAB Rider, all rights and benefits under the GMAB Rider will cease. Upon cancellation, we will no longer apply any of the investment limitations and restrictions described above.

GMAB Rider Exchange Option -- If, during the 90-day period following the 5th anniversary of the Rider Effective Date, your Contract Value is greater than the Base Calculation Amount, you may elect to cancel the GMAB Rider and simultaneously elect either a new GMAB Rider or a GMWB Rider. You will be required to meet any eligibility requirements that apply to each rider at the time you make the election.

          Exchange for New GMAB Rider: If you elect to cancel the GMAB Rider and elect the GMAB Rider that we make available under this Rider Exchange Option, the Rider Effective Date for your new GMAB Rider will be the date we receive your request in good order. Your new GMAB Rider will be subject to a new

          Rider Maturity Date. The Benefit Base of your prior GMAB Rider will not apply to the new GMAB Rider. Your Contract Value as of the date you elect to exchange your GMAB Rider will be used to determine your initial Base Calculation Amount for the new rider. The new GMAB Rider will be subject to a new charge that may be higher or lower than the charge you paid for your original GMAB Rider. The GMAB Rider that we make available under this Rider Exchange Option will always feature a ten year Rider Period and may include other Rider Period durations.

          Exchange for GMWB Rider: If you elect to cancel the GMAB Rider and elect the GMWB Rider that we make available under this Rider Exchange Option, the Rider Effective Date for your GMWB Rider will be the date we receive your request. The GMWB Rider that we make available under this Rider Exchange Option will feature a 10% minimum annual withdrawal amount. The GMWB Rider will be subject to the charge then in effect for a GMWB Rider that is offered under this Rider Exchange Option.

TERMINATION

The GMAB Rider will terminate on the earliest to occur of: (1) the Rider Maturity Date; (2) the date you elect to begin receiving Annuity Payments under the Contract; (3) the date you fully surrender your Contract; (4) the date you elect to cancel the GMAB Rider (including assignments); (5) the date we receive Due Proof of Death if the surviving spouse or beneficiary does not elect to continue the Contract (if allowed); or (6) the date the GMAB Rider is cancelled and replaced with a new GMAB Rider or GMWB Rider under the Rider Exchange Option.

The annual charge for the GMAB Rider will no longer be deducted and all guarantees will cease when the rider is terminated. Further, any investment limitations and restrictions will no longer apply after the GMAB Rider is terminated. If the GMAB Rider is terminated before the Rider Maturity Date, the Benefit Base will not be paid.

CHARGE FOR GMAB

If you elect the GMAB Rider, we will deduct an additional charge on each business day that is equal to an annual charge of 0.50% from your Contract Value invested in the Subaccounts. The charge will be applied and will not change from the Rider Effective Date until the Rider Maturity Date unless the rider is cancelled or terminates prior to such date. If you elect to terminate the GMAB Rider prior to the Rider Maturity Date, the charge will no longer be deducted. If you elect to exchange this GMAB Rider and elect a new GMAB Rider under the Rider Exchange Option (described above), the current charge in effect for the GMAB rider will be applied, which may be higher or lower than the charge you paid for this rider.

ADDITIONAL CONSIDERATIONS

     - Your Contract cannot have any outstanding loans if you elect the GMAB Rider. Further, you may not request a loan from your Contract if you have previously elected the GMAB Rider.

     - If you die while the GMAB Rider is in effect, and your surviving spouse or Beneficiary elects to continue the Contract under the spousal contract continuance or beneficiary contract continuance provision, then the GMAB Rider will remain in effect and will continue until the Rider Maturity Date.

     - Any DCA Program that is in effect while the GMAB Rider is in effect must meet the investment limitations and restrictions of the GMAB Rider, as described above. In addition, you may not request a DCA Program that makes transfers from Class B Subaccounts to Class A Subaccounts.

     - If you are expecting to request withdrawals from your Contract, including withdrawals intended to satisfy required minimum distribution requirements, the impact of such withdrawals on the guarantees provided under the GMAB Rider will make the rider less valuable.

                               THE ANNUITY PERIOD

--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among payout options or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments assured; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states. Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected and any living benefit rider is terminated.

You may choose to annuitize at any time after the first Contract Date anniversary. Unless you elect otherwise, the Maturity Date will be the Annuitant's 90(th) birthday for Non-qualified Contracts and the Annuitant's 70(th) birthday for Qualified Contracts or ten years after the effective date of the Contract, if later (this requirement may be changed by us).

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 90th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS

--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See "Annuity Options.")

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period without Life Contingency. We will make periodic payments for the period selected. This option may not satisfy the minimum required distribution rules for Qualified Contracts. Consult a tax adviser before electing this option.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the annuity option "Payments for a Fixed Period without Life Contingency."

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments, and (B) equals a withdrawal charge not to exceed the maximum withdrawal charge rate shown on the specifications page of the Contract multiplied by (A). The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit. A withdrawal charge is not imposed if the surrender is made after the expiration of the withdrawal charge period shown on the specifications page of the Contract.

                        MISCELLANEOUS CONTRACT PROVISIONS

--------------------------------------------------------------------------------

RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) within ten days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment in full; during the remainder of the right to return period, we will refund the Contract Value (including charges).

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value less any applicable taxes. In certain states, we may be required to pay you the Contract Value. Federal tax law may impose additional restrictions on our right to terminate your traditional IRA, Roth IRA or other Qualified Contract.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. At any time, payments from the Fixed Account may be delayed up to 6 months.

                              THE SEPARATE ACCOUNTS

--------------------------------------------------------------------------------

The Company sponsors Separate Account Thirteen and Separate Account Fourteen. When we refer to the Separate Account, we are referring to Separate Account Thirteen, except where the Contract was originally issued by MLACC, in which case, we are referring to Separate Account Fourteen. (See "The Insurance Company" .) Both Separate Account Thirteen and Separate Account Fourteen were established on November 14, 2002 and are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We anticipate merging Separate Account Thirteen and Separate Account Fourteen with and into another separate account of the Company (the MetLife of CT Separate Account Eleven for Variable Annuities) during the fourth quarter of 2008 at the earliest, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contract. Similarly, the merger will not have any adverse impact on your Contract Value or any tax consequences for you.

We hold the assets of the Separate Account for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims-paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and/or to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Our advertisements may show performance figures assuming that you do not elect any optional features such as the E.S.P., GMAB or GMWB. However, if you elect any of these optional features, they involve additional charges that will serve to decrease the performance of your Variable Funding Options. You may wish to speak with your registered representative to obtain performance information specific to the optional features you may wish to select.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

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The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transaction under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.), continue to be taxed as ordinary income (top rate of 35%). The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time. Please consult your own tax advisor.

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisers and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the Contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance policy, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or retirement savings plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs (including Roth IRAs), tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension, retirement savings, and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including
IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

The Contract has been submitted to the IRS for review and is awaiting approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse tax consequences.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract generally have not yet been taxed, the full amount of any distributions (including the amount attributable to Purchase Payments), whether paid in the form of lump sum withdrawals or Annuity Payments, are generally taxed at ordinary income tax rates unless the distribution is transferred to an eligible rollover account or contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Enhanced Stepped-Up Provision, as well as all living benefits such as GMAB and GMWB ) must be added to the Contract Value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within five years from the date of death or minimum distributions may be taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), 408 OR 457, INCLUDING IRA OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for any higher limits to be effective at a state income tax level. In other words, the permissible contribution limits for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 in 2007 and $5,000 in 2008, and it may be indexed for inflation in years after 2008. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $46,000 or 100% of pay for each participant in 2008.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

TSAS (ERISA AND NON-ERISA)

GENERAL. TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject to limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Recently, the IRS announced new regulations affecting sec.403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under sec.403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under sec.403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed after September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made after September 24, 2007, to a contract that was funded by a 90-24 transfer on or before September 24, 2007, may subject the contract to this new employer requirement.

If your Contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted).

WITHDRAWALS AND INCOME PAYMENTS. If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to Purchase Payments made prior to 1989 (and pre-1989 earnings on those Purchase Payments);

     - Is directly transferred to another permissible investment under sec.403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of Purchase Payments) if your plan allows it.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS. Effective January 1, 2006, employers that established and maintain a TSA/403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after-tax contributions as part of the TSA plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract under the following conditions:

     (1) The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.

     (2) In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     (3) All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

     (4) In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     (5) No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

     (6) If permitted under the federal tax law, we may permit both pre-tax contributions under a 403(b) plan as well as after-tax contributions under the Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

     (7) We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

The employer must permit contributions under a pre-tax 403(b) plan in order to permit contributions to be irrevocably designated and made part of a Qualified Roth Contribution Program.

Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (relating to age 50 and over catch-up contributions) as well as contribution limits that apply under the Plan.

In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the plan (e.g., death or disability of participant, severance from employment, attainment of age 59 1/2 and hardship withdrawals only with respect to contributions (if permitted under the Plan)).

If the amounts have been held under any Designated Roth Account of a participant for at least five years and are made on account of death, disability or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distributions").

Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

LOANS. If your TSA Contract permits loans, such loans will be made only from any Fixed Interest Account balance and only up to certain limits. In that case, we credit your Fixed Interest Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your Contract and all you employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified. As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal made prior to the Maturity Date or in the form of periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    a non-taxable return of your Purchase Payment; or

     -    a taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payments. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payments equals your Purchase Payments, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the Joint Owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by a non-natural person (e.g., a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if the Contract is transferred to another person or entity without adequate consideration, all deferred increases in value will be treated as income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution generally will be taxed as first coming from earnings (income in the Contract) and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See "Penalty Tax for Premature Distributions" below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a Guaranteed Minimum Withdrawal Benefit (GMWB). Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a GMWB.

PARTIAL ANNUITIZATIONS (IF AVAILABLE WITH YOUR CONTRACT): At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is applied to a payment option. Currently, we will treat the application of less than your entire Contract Value under a Non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.

We will determine the excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company constantly monitors the diversification of investments and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that certain benefits or the charges for certain benefits such as guaranteed death benefits (including the Roll-up Death Benefit) and certain living benefits (e.g. Guaranteed Minimum Withdrawal Benefit) could be considered to be taxable each year as deemed distributions from the Contract to pay for non-annuity benefits. We currently treat these earnings and benefits as an intrinsic part of the Contract and not report them as taxable income until distributions are actually made. However, it is possible that this may change if we determine that this is required by the IRS. If so, the charges or benefits could also be subject to a 10% penalty tax if the taxpayer is under 59 1/2. You should consult with your tax adviser before selecting any rider or endorsement to the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFITS

If you have purchased the Guaranteed Minimum Withdrawal Benefit Rider or the Guaranteed Minimum Withdrawal Benefit for Life Rider, where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Contract Value (prior to surrender charges). This could result in a greater amount of taxable income in certain cases. In general, at the present time, the Company intends to tax report such withdrawals using the Contract Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the GMWB exceeds the Contract Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal.

In the event that the Contract Value goes to zero, and the Remaining Benefit Base is paid out in fixed installments or the Lifetime Withdrawal Benefit is paid for life, we will treat such payments as income annuity payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

The Company reserves the right to change its tax reporting practices where it determines they are not in accordance with IRS guidance (whether formal or informal).

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

--------------------------------------------------------------------------------

THE INSURANCE COMPANY

Please refer to your Contract to determine which Company issued your Contract.

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

Before December 7, 2007, certain of the Contracts were issued by MetLife Life and Annuity Company of Connecticut, a stock life insurance company chartered in 1973 in Connecticut. These Contracts were funded through Separate Account Fourteen, a separate account registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. On December 7, 2007, MLACC, a wholly-owned subsidiary of the Company and an indirect, wholly-owned subsidiary of MetLife, Inc., merged with and into the Company. Upon consummation of the merger, MLACC's corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLACC, including Separate Account Fourteen and its assets. Pursuant to the merger, therefore, Separate Account Fourteen became a separate account of the Company. As a result of the merger, the Company also has become responsible for all of MLACC's liabilities and obligations, including those created under the Contract as initially issued by MLACC (formerly known as The Travelers Life and Annuity Company) and outstanding on the date of the merger. The Contract has thereby become a variable contract funded by a separate account of the Company, and each owner thereof has become a Contract Owner of the Company.

FINANCIAL STATEMENTS

The financial statements for the Company and its Separate Account are located in the Statement of Additional Information.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut (the "Company") has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company intends to offer the Contract in all jurisdictions where it is licensed to do business and where the Contract is approved. The Contracts are offered on a continuous basis.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract Owner has owned the

Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products. The Company and MLIDC have entered into a preferred distribution arrangement with their affiliate Tower Square Securities, Inc. and with the unaffiliated broker-dealer firms identified in the Statement of Additional Information. The Company and MLIDC may enter into similar arrangements with their other affiliates MetLife Securities, Inc., Walnut Street Securities, Inc., and New England Securities Corporation. See the "Statement of Additional
Information -- DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT" for a list of the broker-dealer firms that received such additional compensation during 2007, as well as the range of additional compensation paid.

The Company and MLIDC have entered into selling agreements with certain broker-dealer firms that have an affiliate that acts as investment adviser or sub-adviser to one or more Underlying Funds that may be offered under the Contracts. These investment advisory firms include Fidelity Management & Research Company, Morgan Stanley Investment Advisers Inc., MetLife Investment Funds Management LLC, MetLife Advisers, LLC and Met Investors Advisory LLC. MetLife Investment Funds Management LLC, MetLife Advisers LLC and Met Investors Advisory LLC are affiliates of the Company. Registered representatives of broker-dealer firms with an affiliated company acting as an adviser or a sub-adviser may favor these Funds when offering the Contracts.

SALE BY AFFILIATES OF THE COMPANY. The Company and MLIDC may offer the Contracts through retail broker-dealer firms that are affiliates of the Company, including Tower Square Securities, Inc., MetLife Securities, Inc. and/or Metropolitan Life Insurance Company, Walnut Street Securities, Inc. and New England Securities Corporation. The compensation paid to affiliated broker-dealer firms for sales of the Contracts is generally not expected to exceed, on a present value basis, the percentages described above. These broker-dealer firms pay their registered representatives all or a portion of the commissions received for their sales of Contracts; some firms may retain a portion of commissions. The amount the broker dealer firms pass on to their registered representatives is determined in accordance with their internal compensation programs. These programs may also include other types of cash compensation, such as bonuses, equity awards (such as stock options), training allowances, supplementary salary, financing arrangements, marketing support, medical and other insurance benefits, retirement benefits, and other benefits. For registered representatives of certain affiliates, the amount of this additional cash compensation is based primarily on the amount of proprietary products sold and serviced by the representative. Proprietary products are those issued by the Company or its affiliates. The managers who supervise these registered representatives may also be entitled to additional cash compensation based on the sale of proprietary products by their representatives. Because the additional cash compensation paid to these registered representatives and their managers is primarily based on sales of proprietary products, these registered representatives and their managers have an incentive to favor the sale of proprietary products over other products issued by non-affiliates.

MetLife registered representatives receive cash payments for the products they sell and service based upon a 'gross dealer concession' model. The cash payment is equal to a percentage of the gross dealer concession. For MetLife registered representatives other than those in our MetLife Resources (MLR) Division, the percentage is determined by a formula that takes into consideration the amount of premiums and purchase payments applied to proprietary products that the registered representative sells and services. The percentage could be as high as 100%. (MLR registered representatives receive compensation based upon premiums and purchase payments applied to all products sold and serviced by the representative.) In addition, all MetLife registered representatives are entitled to the additional compensation described above based on sales of proprietary products. Because sales of proprietary products are a factor determining the percentage of gross dealer concession and/or the amount of additional compensation to which MetLife registered representatives are entitled, they have an incentive to favor the sale of proprietary products. In addition, because their sales managers' compensation is based on the sales made by the representatives they supervise, these sales managers also have an incentive to favor the sale of proprietary products.

The Company's affiliates also offer their registered representatives and their managers non-cash compensation incentives, such as conferences, trips, prizes and awards. Other non-cash compensation payments may be made for other services that are not directly related to the sale of products. These payments may include support services in the form of recruitment and training of personnel, production of promotional materials and similar services.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

                                   APPENDIX A

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

       FOR METLIFE OF CT SEPARATE ACCOUNT THIRTEEN FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

               PIONEER ANNUISTAR -- SEPARATE ACCOUNT CHARGES 1.55%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (9/03).........................................  2007      1.432          1.527                --
                                                       2006      1.371          1.432            62,101
                                                       2005      1.283          1.371            61,224
                                                       2004      1.225          1.283            39,093
                                                       2003      1.000          1.225            16,655

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (12/03)............................................  2007      1.606          1.728            75,600
                                                       2006      1.470          1.606            87,262
                                                       2005      1.392          1.470            75,943
                                                       2004      1.244          1.392             4,645
                                                       2003      1.000          1.244                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.561          1.495           422,934
                                                       2006      1.353          1.561           403,200
                                                       2005      1.329          1.353           371,617
                                                       2004      1.216          1.329           259,711
                                                       2003      1.000          1.216            33,517

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/03).......................  2007      1.618          1.772           192,500
                                                       2006      1.512          1.618           172,563
                                                       2005      1.465          1.512           163,746
                                                       2004      1.335          1.465           142,176
                                                       2003      1.000          1.335                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      2.026          2.303           149,120
                                                       2006      1.694          2.026           150,829
                                                       2005      1.562          1.694           159,523
                                                       2004      1.338          1.562           136,647
                                                       2003      1.000          1.338            10,473

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.625          1.566           154,213

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.367          1.372           115,498

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.732          1.660            77,987

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (4/05)........  2007      1.203          1.261                --
                                                       2006      1.037          1.203            85,924
                                                       2005      0.951          1.037            49,141

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.334          1.372                --
                                                       2006      1.207          1.334           116,140
                                                       2005      1.191          1.207           119,061
                                                       2004      1.115          1.191            74,720
                                                       2003      1.000          1.115            42,640

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (9/03).............................................  2007      1.585          1.640                --
                                                       2006      1.453          1.585           151,437
                                                       2005      1.346          1.453           143,457
                                                       2004      1.257          1.346            47,535
                                                       2003      1.000          1.257             1,293

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.508          1.574            65,169

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.008          1.134           516,496
                                                       2006      1.000          1.008           553,425

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.034          1.070           210,903
                                                       2006      1.000          1.034           302,728

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.980                --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.052          1.101           446,847
                                                       2006      1.000          1.052           425,433

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      1.002          1.011                --
                                                       2005      0.989          1.002           127,661
                                                       2004      0.994          0.989            55,015
                                                       2003      1.000          0.994            13,810

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.337          1.397                --
                                                       2005      1.295          1.337           372,259
                                                       2004      1.233          1.295           247,784
                                                       2003      1.000          1.233            29,629

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.858          2.023                --
                                                       2005      1.654          1.858           201,739
                                                       2004      1.413          1.654           130,771
                                                       2003      1.000          1.413             2,962

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (12/03)............................................  2007      1.028          1.067                --
                                                       2006      1.012          1.028           190,659
                                                       2005      1.010          1.012           177,201
                                                       2004      0.996          1.010           114,631
                                                       2003      1.000          0.996             8,327

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (7/04).............................................  2006      0.998          1.123                --
                                                       2005      1.002          0.998             6,230
                                                       2004      0.994          1.002                --

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.168          1.243                --
                                                       2005      1.143          1.168            66,867
                                                       2004      1.110          1.143            31,780
                                                       2003      1.000          1.110                --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.054          1.092           247,099

  Pioneer Cullen Value VCT Subaccount (Class II)
  (7/05).............................................  2007      1.252          1.312           246,702
                                                       2006      1.086          1.252           130,177
                                                       2005      1.020          1.086            59,240

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      3.190          4.474            55,631
                                                       2006      2.391          3.190            19,898
                                                       2005      1.765          2.391            18,563
                                                       2004      1.510          1.765            19,451
                                                       2003      1.000          1.510                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Equity Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.720          1.703           160,520
                                                       2006      1.430          1.720           123,552
                                                       2005      1.377          1.430           130,534
                                                       2004      1.205          1.377           114,770
                                                       2003      1.000          1.205            12,289

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.251          1.377                --
                                                       2006      1.065          1.251             4,361
                                                       2005      1.000          1.065                --

  Pioneer Europe VCT Subaccount (Class II) (9/03)....  2006      1.585          2.015                --
                                                       2005      1.493          1.585                --
                                                       2004      1.283          1.493                --
                                                       2003      1.000          1.283                --

  Pioneer Fund VCT Subaccount (Class II) (9/03)......  2007      1.583          1.633           225,278
                                                       2006      1.382          1.583           196,485
                                                       2005      1.324          1.382           162,705
                                                       2004      1.213          1.324            53,093
                                                       2003      1.000          1.213             5,141

  Pioneer Global High Yield VCT Subaccount (Class II)
  (7/05).............................................  2007      1.148          1.154           336,051
                                                       2006      1.041          1.148            68,721
                                                       2005      1.026          1.041            77,824

  Pioneer High Yield VCT Subaccount (Class II)
  (9/03).............................................  2007      1.305          1.357           186,880
                                                       2006      1.224          1.305           168,199
                                                       2005      1.223          1.224           171,546
                                                       2004      1.153          1.223           137,405
                                                       2003      1.000          1.153            14,646

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (7/05).......................  2007      1.222          1.266                --
                                                       2006      1.085          1.222            10,926
                                                       2005      1.014          1.085                --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.182          1.230           514,455
                                                       2006      1.065          1.182           535,108
                                                       2005      0.991          1.065                --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.144          1.190         1,719,260
                                                       2006      1.050          1.144         1,755,889
                                                       2005      0.976          1.050            56,719

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.318          1.394            82,109
                                                       2006      1.228          1.318            87,903
                                                       2005      1.208          1.228            90,378
                                                       2004      1.154          1.208            65,311
                                                       2003      1.000          1.154                --

  Pioneer International Value VCT Subaccount (Class
  II) (1/04).........................................  2007      2.059          2.296            50,787
                                                       2006      1.706          2.059            18,087
                                                       2005      1.504          1.706            17,330
                                                       2004      1.290          1.504            17,330
                                                       2003      1.000          1.290                --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.859          1.929           320,588
                                                       2006      1.682          1.859           299,644
                                                       2005      1.587          1.682           286,391
                                                       2004      1.324          1.587           223,479
                                                       2003      1.000          1.324            11,380

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      1.181          1.257           132,741
                                                       2006      1.167          1.181           141,036
                                                       2005      1.095          1.167           148,247
                                                       2004      1.023          1.095            61,245

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (9/03).........................................  2007      2.555          2.035           101,946
                                                       2006      1.901          2.555            62,090
                                                       2005      1.681          1.901            61,710
                                                       2004      1.261          1.681            53,949
                                                       2003      1.000          1.261                --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (7/04)..................................  2007      1.174          1.388                --
                                                       2006      1.106          1.174            43,521
                                                       2005      1.074          1.106            45,136
                                                       2004      1.050          1.074            27,027

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.966          1.797            34,469
                                                       2006      1.749          1.966            33,892
                                                       2005      1.599          1.749            30,295
                                                       2004      1.355          1.599            26,176
                                                       2003      1.000          1.355             7,387

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.434          1.523                --
                                                       2005      1.433          1.434                --
                                                       2004      1.285          1.433                --
                                                       2003      1.000          1.285                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Strategic Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.245          1.301           264,186
                                                       2006      1.190          1.245           218,868
                                                       2005      1.179          1.190           206,023
                                                       2004      1.089          1.179           174,929
                                                       2003      1.000          1.089            18,718

  Pioneer Value VCT Subaccount (Class II) (12/03)....  2007      1.526          1.528                --
                                                       2006      1.347          1.526            37,333
                                                       2005      1.307          1.347            36,932
                                                       2004      1.192          1.307            38,899
                                                       2003      1.000          1.192             3,492




               PIONEER ANNUISTAR -- SEPARATE ACCOUNT CHARGES 2.45%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (9/03).........................................  2007      1.156          1.229             --
                                                       2006      1.117          1.156             --
                                                       2005      1.054          1.117             --
                                                       2004      1.000          1.054             --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (12/03)............................................  2007      1.207          1.287             --
                                                       2006      1.115          1.207             --
                                                       2005      1.065          1.115             --
                                                       2004      1.000          1.065             --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.237          1.174             --
                                                       2006      1.082          1.237             --
                                                       2005      1.072          1.082             --
                                                       2004      1.000          1.072             --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/03).......................  2007      1.176          1.277             --
                                                       2006      1.109          1.176             --
                                                       2005      1.084          1.109             --
                                                       2004      1.000          1.084             --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      1.472          1.658             --
                                                       2006      1.242          1.472             --
                                                       2005      1.155          1.242             --
                                                       2004      1.000          1.155             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.244          1.191             --

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.183          1.181             --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.282          1.221             --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (4/05)........  2007      1.183          1.237             --
                                                       2006      1.029          1.183             --
                                                       2005      0.949          1.029             --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.159          1.189             --
                                                       2006      1.058          1.159             --
                                                       2005      1.053          1.058             --
                                                       2004      1.000          1.053             --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (9/03).............................................  2007      1.217          1.255             --
                                                       2006      1.126          1.217             --
                                                       2005      1.052          1.126             --
                                                       2004      1.000          1.052             --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.213          1.259             --

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.002          1.117             --
                                                       2006      1.000          1.002             --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.020          1.046             --
                                                       2006      1.000          1.020             --

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.974             --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.046          1.085             --
                                                       2006      1.000          1.046             --

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      0.998          1.004             --
                                                       2005      0.994          0.998             --
                                                       2004      1.000          0.994             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.071          1.116             --
                                                       2005      1.046          1.071             --
                                                       2004      1.000          1.046             --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.300          1.412             --
                                                       2005      1.168          1.300             --
                                                       2004      1.000          1.168             --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (12/03)............................................  2007      1.032          1.063             --
                                                       2006      1.025          1.032             --
                                                       2005      1.032          1.025             --
                                                       2004      1.000          1.032             --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (7/04).............................................  2006      0.979          1.092             --
                                                       2005      0.992          0.979             --
                                                       2004      0.989          0.992             --

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.038          1.095             --
                                                       2005      1.025          1.038             --
                                                       2004      1.000          1.025             --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.090             --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (7/05).............................................  2007      1.233          1.280             --
                                                       2006      1.078          1.233             --
                                                       2005      1.017          1.078             --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      2.299          3.195             --
                                                       2006      1.738          2.299             --
                                                       2005      1.295          1.738             --
                                                       2004      1.000          1.295             --

  Pioneer Equity Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.380          1.354             --
                                                       2006      1.158          1.380             --
                                                       2005      1.124          1.158             --
                                                       2004      1.000          1.124             --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.231          1.345             --
                                                       2006      1.058          1.231             --
                                                       2005      1.000          1.058             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Europe VCT Subaccount (Class II) (9/03)....  2006      1.238          1.560             --
                                                       2005      1.177          1.238             --
                                                       2004      1.000          1.177             --

  Pioneer Fund VCT Subaccount (Class II) (9/03)......  2007      1.279          1.308             --
                                                       2006      1.127          1.279             --
                                                       2005      1.090          1.127             --
                                                       2004      1.000          1.090             --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (7/05).............................................  2007      1.130          1.126             --
                                                       2006      1.033          1.130             --
                                                       2005      1.023          1.033             --

  Pioneer High Yield VCT Subaccount (Class II)
  (9/03).............................................  2007      1.137          1.171             --
                                                       2006      1.076          1.137             --
                                                       2005      1.084          1.076             --
                                                       2004      1.000          1.084             --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (7/05).......................  2007      1.203          1.235             --
                                                       2006      1.077          1.203             --
                                                       2005      1.012          1.077             --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.163          1.200             --
                                                       2006      1.058          1.163             --
                                                       2005      0.991          1.058             --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.126          1.161             --
                                                       2006      1.043          1.126             --
                                                       2005      0.975          1.043             --

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.158          1.214             --
                                                       2006      1.088          1.158             --
                                                       2005      1.081          1.088             --
                                                       2004      1.000          1.081             --

  Pioneer International Value VCT Subaccount (Class
  II) (1/04).........................................  2007      1.573          1.738             --
                                                       2006      1.315          1.573             --
                                                       2005      1.170          1.315             --
                                                       2004      1.000          1.170             --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.315          1.352             --
                                                       2006      1.201          1.315             --
                                                       2005      1.143          1.201             --
                                                       2004      1.000          1.143             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      1.133          1.195             --
                                                       2006      1.129          1.133             --
                                                       2005      1.070          1.129             --
                                                       2004      1.000          1.070             --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (9/03).........................................  2007      1.952          1.541             --
                                                       2006      1.465          1.952             --
                                                       2005      1.307          1.465             --
                                                       2004      1.000          1.307             --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (7/04)..................................  2007      1.085          1.273             --
                                                       2006      1.031          1.085             --
                                                       2005      1.010          1.031             --
                                                       2004      0.992          1.010             --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.393          1.261             --
                                                       2006      1.250          1.393             --
                                                       2005      1.153          1.250             --
                                                       2004      1.000          1.153             --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.098          1.162             --
                                                       2005      1.107          1.098             --
                                                       2004      1.000          1.107             --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.138          1.179             --
                                                       2006      1.098          1.138             --
                                                       2005      1.098          1.098             --
                                                       2004      1.000          1.098             --

  Pioneer Value VCT Subaccount (Class II) (12/03)....  2007      1.245          1.237             --
                                                       2006      1.109          1.245             --
                                                       2005      1.086          1.109             --
                                                       2004      1.000          1.086             --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Capital Appreciation Fund/VA was replaced by Met Investors Series Trust-Oppenheimer Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Global Securities Fund/VA was replaced by Metropolitan Series Fund, Inc.- Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/24/2006, Pioneer Variable Contracts Trust-Pioneer Small Company VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer AmPac Growth VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Oak Ridge Large Cap Growth VCT Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer Balanced VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Ibbotson Moderate Allocation VCT Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer Europe VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer International Value VCT Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, AIM Variable Insurance Funds-AIM V.I. Capital Appreciation Fund was replaced by Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable Total Return Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Capital and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II, Inc.-Legg Mason Partners Variable Aggressive Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust-Pioneer Value VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Fund VCT Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust-Pioneer America Income VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Bond VCT Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust -- Pioneer Equity Opportunity VCT Portfolio liquidated its assets and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust -- Pioneer Small and Mid Cap Growth VCT Portfolio liquidated its assets and is no longer available as a funding option.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX B

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

       FOR METLIFE OF CT SEPARATE ACCOUNT FOURTEEN FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

               PIONEER ANNUISTAR -- SEPARATE ACCOUNT CHARGES 1.55%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2007      1.432          1.527                --
                                                       2006      1.371          1.432            74,611
                                                       2005      1.283          1.371            90,361
                                                       2004      1.225          1.283            70,363
                                                       2003      1.000          1.225           102,973

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2007      1.606          1.728            97,733
                                                       2006      1.470          1.606           110,829
                                                       2005      1.392          1.470           138,051
                                                       2004      1.244          1.392           138,541
                                                       2003      1.000          1.244            16,060

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.561          1.495           340,206
                                                       2006      1.353          1.561           445,274
                                                       2005      1.329          1.353           464,455
                                                       2004      1.216          1.329           415,254
                                                       2003      1.000          1.216           263,583

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2007      1.618          1.772            79,595
                                                       2006      1.512          1.618           166,806
                                                       2005      1.465          1.512           178,373
                                                       2004      1.335          1.465           206,802
                                                       2003      1.000          1.335           121,712

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      2.026          2.303           125,831
                                                       2006      1.694          2.026           185,473
                                                       2005      1.562          1.694           181,047
                                                       2004      1.338          1.562            97,374
                                                       2003      1.000          1.338            46,950

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.625          1.566            71,555

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.367          1.372            92,437

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.732          1.660            26,154

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (11/05).......  2007      1.203          1.261                --
                                                       2006      1.037          1.203                --
                                                       2005      1.018          1.037                --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.334          1.372                --
                                                       2006      1.207          1.334           106,018
                                                       2005      1.191          1.207           111,751
                                                       2004      1.115          1.191           122,812
                                                       2003      1.000          1.115            18,372

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (7/03).............................................  2007      1.585          1.640                --
                                                       2006      1.453          1.585            72,453
                                                       2005      1.346          1.453           275,500
                                                       2004      1.257          1.346           265,847
                                                       2003      1.000          1.257           135,300

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.508          1.574            67,496

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.008          1.134           225,717
                                                       2006      1.000          1.008           283,487

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.034          1.070           782,740
                                                       2006      1.000          1.034           183,898

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.980            80,419

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.052          1.101            93,076
                                                       2006      1.000          1.052           218,957

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Money Market Portfolio
  Money Market Subaccount (6/03).....................  2006      1.002          1.011                --
                                                       2005      0.989          1.002            17,323
                                                       2004      0.994          0.989            60,459
                                                       2003      1.000          0.994            59,552

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.337          1.397                --
                                                       2005      1.295          1.337           210,125
                                                       2004      1.233          1.295           245,463
                                                       2003      1.000          1.233           346,877

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (8/03)............................  2006      1.858          2.023                --
                                                       2005      1.654          1.858           106,627
                                                       2004      1.413          1.654            91,372
                                                       2003      1.000          1.413            96,013

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (7/03).............................................  2007      1.028          1.067                --
                                                       2006      1.012          1.028           172,634
                                                       2005      1.010          1.012           190,197
                                                       2004      0.996          1.010           186,533
                                                       2003      1.000          0.996            75,439

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      0.998          1.123                --
                                                       2005      1.002          0.998                --
                                                       2004      1.027          1.002                --

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.168          1.243                --
                                                       2005      1.143          1.168           114,955
                                                       2004      1.110          1.143            57,039
                                                       2003      1.000          1.110           107,929

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.092           112,678

  Pioneer Cullen Value VCT Subaccount (Class II)
  (7/05).............................................  2007      1.252          1.312           110,563
                                                       2006      1.086          1.252            79,028
                                                       2005      1.006          1.086            35,442

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2007      3.190          4.474            30,121
                                                       2006      2.391          3.190            32,231
                                                       2005      1.765          2.391            37,073
                                                       2004      1.510          1.765            28,063
                                                       2003      1.000          1.510            27,892

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2007      1.720          1.703           256,721
                                                       2006      1.430          1.720           263,957
                                                       2005      1.377          1.430           268,042
                                                       2004      1.205          1.377           227,382
                                                       2003      1.000          1.205           477,856

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.251          1.377                --
                                                       2006      1.065          1.251                --
                                                       2005      1.000          1.065                --

  Pioneer Europe VCT Subaccount (Class II) (9/03)....  2006      1.585          2.015                --
                                                       2005      1.493          1.585            10,286
                                                       2004      1.283          1.493            11,186
                                                       2003      1.000          1.283            11,186

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2007      1.583          1.633           302,470
                                                       2006      1.382          1.583           443,492
                                                       2005      1.324          1.382           451,670
                                                       2004      1.213          1.324           827,946
                                                       2003      1.000          1.213           224,211

  Pioneer Global High Yield VCT Subaccount (Class II)
  (9/05).............................................  2007      1.148          1.154            46,137
                                                       2006      1.041          1.148            14,971
                                                       2005      1.034          1.041                --

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2007      1.305          1.357           434,367
                                                       2006      1.224          1.305           705,392
                                                       2005      1.223          1.224           952,907
                                                       2004      1.153          1.223         1,312,795
                                                       2003      1.000          1.153           987,536

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (3/05).......................  2007      1.222          1.266           181,385
                                                       2006      1.085          1.222           101,347
                                                       2005      0.987          1.085           101,347

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (7/05)..................................  2007      1.182          1.230           155,071
                                                       2006      1.065          1.182            83,581
                                                       2005      1.019          1.065            67,694

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.144          1.190            59,821
                                                       2006      1.050          1.144            96,610
                                                       2005      0.999          1.050                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Independence VCT Subaccount (Class II)
  (7/03).............................................  2007      1.318          1.394            33,741
                                                       2006      1.228          1.318            54,517
                                                       2005      1.208          1.228            57,046
                                                       2004      1.154          1.208            60,163
                                                       2003      1.000          1.154            30,996

  Pioneer International Value VCT Subaccount (Class
  II) (7/03).........................................  2007      2.059          2.296            28,530
                                                       2006      1.706          2.059            22,057
                                                       2005      1.504          1.706            13,270
                                                       2004      1.290          1.504            13,236
                                                       2003      1.000          1.290            13,806

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.859          1.929           208,382
                                                       2006      1.682          1.859           207,918
                                                       2005      1.587          1.682           213,464
                                                       2004      1.324          1.587           221,978
                                                       2003      1.000          1.324           102,907

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.181          1.257            53,272
                                                       2006      1.167          1.181            39,015
                                                       2005      1.095          1.167            29,435
                                                       2004      1.039          1.095            55,286

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (7/03).........................................  2007      2.555          2.035            17,247
                                                       2006      1.901          2.555            47,848
                                                       2005      1.681          1.901            38,066
                                                       2004      1.261          1.681            17,124
                                                       2003      1.000          1.261             7,399

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (3/04)..................................  2007      1.174          1.388                --
                                                       2006      1.106          1.174            37,676
                                                       2005      1.074          1.106            25,157
                                                       2004      0.990          1.074            48,035

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (8/03).............................................  2007      1.966          1.797           113,092
                                                       2006      1.749          1.966            83,786
                                                       2005      1.599          1.749           100,795
                                                       2004      1.355          1.599            92,203
                                                       2003      1.000          1.355            79,274

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.434          1.523                --
                                                       2005      1.433          1.434             3,771
                                                       2004      1.285          1.433             4,694
                                                       2003      1.000          1.285             2,996

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Strategic Income VCT Subaccount (Class II)
  (6/03).............................................  2007      1.245          1.301           404,041
                                                       2006      1.190          1.245           447,726
                                                       2005      1.179          1.190           505,065
                                                       2004      1.089          1.179           434,953
                                                       2003      1.000          1.089            73,086

  Pioneer Value VCT Subaccount (Class II) (7/03).....  2007      1.526          1.528                --
                                                       2006      1.347          1.526            34,144
                                                       2005      1.307          1.347            32,323
                                                       2004      1.192          1.307            49,476
                                                       2003      1.000          1.192            22,290




               PIONEER ANNUISTAR -- SEPARATE ACCOUNT CHARGES 2.45%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2007      1.156          1.229             --
                                                       2006      1.117          1.156             --
                                                       2005      1.054          1.117             --
                                                       2004      1.000          1.054             --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2007      1.207          1.287             --
                                                       2006      1.115          1.207             --
                                                       2005      1.065          1.115             --
                                                       2004      1.000          1.065             --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.237          1.174             --
                                                       2006      1.082          1.237             --
                                                       2005      1.072          1.082             --
                                                       2004      1.000          1.072             --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2007      1.176          1.277             --
                                                       2006      1.109          1.176             --
                                                       2005      1.084          1.109             --
                                                       2004      1.000          1.084             --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      1.472          1.658             --
                                                       2006      1.242          1.472             --
                                                       2005      1.155          1.242             --
                                                       2004      1.000          1.155             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.244          1.191             --

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.183          1.181             --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.282          1.221             --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (11/05).......  2007      1.183          1.237             --
                                                       2006      1.029          1.183             --
                                                       2005      1.011          1.029             --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.159          1.189             --
                                                       2006      1.058          1.159             --
                                                       2005      1.053          1.058             --
                                                       2004      1.000          1.053             --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (7/03).............................................  2007      1.217          1.255             --
                                                       2006      1.126          1.217             --
                                                       2005      1.052          1.126             --
                                                       2004      1.000          1.052             --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.213          1.259             --

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.002          1.117             --
                                                       2006      1.000          1.002             --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.020          1.046             --
                                                       2006      1.000          1.020             --

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.974             --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.046          1.085             --
                                                       2006      1.000          1.046             --

Money Market Portfolio
  Money Market Subaccount (6/03).....................  2006      0.998          1.004             --
                                                       2005      0.994          0.998             --
                                                       2004      1.000          0.994             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.071          1.116             --
                                                       2005      1.046          1.071             --
                                                       2004      1.000          1.046             --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (8/03)............................  2006      1.300          1.412             --
                                                       2005      1.168          1.300             --
                                                       2004      1.000          1.168             --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (7/03).............................................  2007      1.032          1.063             --
                                                       2006      1.025          1.032             --
                                                       2005      1.032          1.025             --
                                                       2004      1.000          1.032             --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      0.979          1.092             --
                                                       2005      0.992          0.979             --
                                                       2004      1.000          0.992             --

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.038          1.095             --
                                                       2005      1.025          1.038             --
                                                       2004      1.000          1.025             --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.090             --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (7/05).............................................  2007      1.233          1.280             --
                                                       2006      1.078          1.233             --
                                                       2005      1.003          1.078             --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2007      2.299          3.195             --
                                                       2006      1.738          2.299             --
                                                       2005      1.295          1.738             --
                                                       2004      1.000          1.295             --

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2007      1.380          1.354             --
                                                       2006      1.158          1.380             --
                                                       2005      1.124          1.158             --
                                                       2004      1.000          1.124             --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.231          1.345             --
                                                       2006      1.058          1.231             --
                                                       2005      1.000          1.058             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Europe VCT Subaccount (Class II) (9/03)....  2006      1.238          1.560             --
                                                       2005      1.177          1.238             --
                                                       2004      1.000          1.177             --

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2007      1.279          1.308             --
                                                       2006      1.127          1.279             --
                                                       2005      1.090          1.127             --
                                                       2004      1.000          1.090             --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (9/05).............................................  2007      1.130          1.126             --
                                                       2006      1.033          1.130             --
                                                       2005      1.030          1.033             --

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2007      1.137          1.171             --
                                                       2006      1.076          1.137             --
                                                       2005      1.084          1.076             --
                                                       2004      1.000          1.084             --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (3/05).......................  2007      1.203          1.235             --
                                                       2006      1.077          1.203             --
                                                       2005      0.987          1.077             --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (7/05)..................................  2007      1.163          1.200             --
                                                       2006      1.058          1.163             --
                                                       2005      1.016          1.058             --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.126          1.161             --
                                                       2006      1.043          1.126             --
                                                       2005      0.999          1.043             --

  Pioneer Independence VCT Subaccount (Class II)
  (7/03).............................................  2007      1.158          1.214             --
                                                       2006      1.088          1.158             --
                                                       2005      1.081          1.088             --
                                                       2004      1.000          1.081             --

  Pioneer International Value VCT Subaccount (Class
  II) (7/03).........................................  2007      1.573          1.738             --
                                                       2006      1.315          1.573             --
                                                       2005      1.170          1.315             --
                                                       2004      1.000          1.170             --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.315          1.352             --
                                                       2006      1.201          1.315             --
                                                       2005      1.143          1.201             --
                                                       2004      1.000          1.143             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.133          1.195             --
                                                       2006      1.129          1.133             --
                                                       2005      1.070          1.129             --
                                                       2004      1.000          1.070             --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (7/03).........................................  2007      1.952          1.541             --
                                                       2006      1.465          1.952             --
                                                       2005      1.307          1.465             --
                                                       2004      1.000          1.307             --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (3/04)..................................  2007      1.085          1.273             --
                                                       2006      1.031          1.085             --
                                                       2005      1.010          1.031             --
                                                       2004      1.000          1.010             --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (8/03).............................................  2007      1.393          1.261             --
                                                       2006      1.250          1.393             --
                                                       2005      1.153          1.250             --
                                                       2004      1.000          1.153             --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.098          1.162             --
                                                       2005      1.107          1.098             --
                                                       2004      1.000          1.107             --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (6/03).............................................  2007      1.138          1.179             --
                                                       2006      1.098          1.138             --
                                                       2005      1.098          1.098             --
                                                       2004      1.000          1.098             --

  Pioneer Value VCT Subaccount (Class II) (7/03).....  2007      1.245          1.237             --
                                                       2006      1.109          1.245             --
                                                       2005      1.086          1.109             --
                                                       2004      1.000          1.086             --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Capital Appreciation Fund/VA was replaced by Met Investors Series Trust-Oppenheimer Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Global Securities Fund/VA was replaced by Metropolitan Series Fund, Inc.- Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/24/2006, Pioneer Variable Contracts Trust-Pioneer Small Company VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer AmPac Growth VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Oak Ridge Large Cap Growth VCT Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer Balanced VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Ibbotson Moderate Allocation VCT Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer Europe VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer International Value VCT Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, AIM Variable Insurance Funds-AIM V.I. Capital Appreciation Fund was replaced by Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable Total Return Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Capital and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II, Inc.-Legg Mason Partners Variable Aggressive Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust-Pioneer Value VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Fund VCT Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust-Pioneer America Income VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Bond VCT Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust -- Pioneer Equity Opportunity VCT Portfolio liquidated its assets and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust -- Pioneer Small and Mid Cap Growth VCT Portfolio liquidated its assets and is no longer available as a funding option.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX C

--------------------------------------------------------------------------------

                ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Certain Underlying Funds were subject to a merger, substitution, liquidation or other change. The chart below identifies the former name and new name of each of these Underlying Funds, and the former name and new name of the trust of which the Underlying Fund is a part.

UNDERLYING FUND NAME CHANGE

                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------
PIONEER VARIABLE CONTRACTS TRUST               PIONEER VARIABLE CONTRACTS TRUST
  Pioneer Growth Shares VCT Portfolio            Pioneer Independence VCT Portfolio


UNDERLYING FUND MERGERS/REORGANIZATIONS

The following former Underlying Funds were merged with or reorganized into the new Underlying Funds and /or were reorganized into a new trust.

         FORMER UNDERLYING FUND/TRUST                    NEW UNDERLYING FUND/TRUST
---------------------------------------------  ---------------------------------------------
PIONEER VARIABLE CONTRACTS TRUST               PIONEER VARIABLE CONTRACTS TRUST
  Pioneer America Income VCT Portfolio         Pioneer Bond VCT Portfolio
PIONEER VARIABLE CONTRACTS TRUST               PIONEER VARIABLE CONTRACTS TRUST
  Pioneer Value VCT Portfolio                  Pioneer Fund VCT Portfolio


UNDERLYING FUND SUBSTITUTION

The following new Underlying Fund was substituted for the former Underlying
Fund.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
AIM VARIABLE INSURANCE FUNDS                   MET INVESTORS SERIES TRUST
  AIM V.I. Mid Cap Core Equity Portfolio       Lazard Mid Cap Portfolio


UNDERLYING FUND LIQUIDATIONS

The following Underlying Funds were liquidated and are no longer available in your contract.

PIONEER VARIABLE CONTRACTS TRUST
  Pioneer Equity Opportunity Portfolio
PIONEER VARIABLE CONTRACTS TRUST
  Pioneer Small and Mid Cap Portfolio

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX D

--------------------------------------------------------------------------------

                                THE FIXED ACCOUNT

The Fixed Account is part of the Company's general account assets. These general account assets include all assets of the Company other than those held in the Separate Accounts sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic Annuity Payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account Contract Value, or the dollar amount of fixed Annuity Payments made under any payout option.

We guarantee that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described below, less any applicable premium taxes or prior withdrawals.

Purchase Payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account, which supports insurance and annuity obligations. Where permitted by state law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract. The general account and any interest therein are not registered under, or subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

We guarantee the initial rate for any allocations into the Fixed Account for one year from the date of such allocation. We guarantee subsequent renewal rates for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at a rate not less than the minimum interest rate allowed by state law. We reserve the right to change the rate subject to applicable state law. We will determine any interest we credit to amounts allocated to the Fixed Account in excess of the minimum guaranteed rate in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guaranteed rate for any given year. We have no specific formula for determining the interest rate. Some factors we may consider are regulatory and tax requirements, general economic trends and competitive factors.

TRANSFERS

You may make transfers from the Fixed Account to any available Variable Funding Option(s) twice a year during the 30 days following the semiannual anniversary of the Contract Date. We limit transfers to an amount of up to 15% of the Fixed Account Contract Value on the semiannual Contract Date anniversary. (This restriction does not apply to transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions. Where permitted by state law, we reserve the right to restrict transfers into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract.

Automated transfers from the Fixed Account to any of the Variable Funding Options may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX E

--------------------------------------------------------------------------------

            WAIVER OF WITHDRAWAL CHARGE FOR NURSING HOME CONFINEMENT

(AVAILABLE ONLY IF THE OWNER IS AGE 70 OR YOUNGER ON THE DATE THE CONTRACT IS ISSUED.)

If, after the first Contract Year and before the Maturity Date, and you begin confinement in an eligible nursing home, you may surrender or make withdrawal, subject to the maximum withdrawal amount described below, without incurring a withdrawal charge. In order for the Company to waive the withdrawal charge, the withdrawal must be made during continued confinement in an eligible nursing home after the qualifying period has been satisfied, or within sixty (60) days after such confinement ends. The qualifying period is confinement in an eligible nursing home for ninety (90) consecutive days. We will require proof of confinement in a form satisfactory to us, which may include certification by a licensed physician that such confinement is medically necessary.

An eligible nursing home is defined as an institution or special nursing unit of a hospital which:

     (a)  is Medicare approved as a provider of skilled nursing care services;
          and

     (b) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism.

                                       OR

Meets all of the following standards:

     (a) is licensed as a nursing care facility by the state in which it is licensed;

     (b) is either a freestanding facility or a distinct part of another facility such as a ward, wing, unit or swing-bed of a hospital or other facility;

     (c) provides nursing care to individuals who are not able to care for themselves and who require nursing care;

     (d) provides, as a primary function, nursing care and room and board; and charges for these services;

     (e) provides care under the supervision of a licensed physician, registered nurse (RN) or licensed practical nurse (LPN);

     (f) may provide care by a licensed physical, respiratory, occupational or speech therapist; and

     (g) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism.

We will not waive withdrawal charges if confinement is due to one or more of the following causes:

     (a) mental, nervous, emotional or personality disorder without demonstrable organic disease, including, but not limited to, neurosis, psychoneurosis, psychopathy or psychosis

     (b) the voluntary taking or injection of drugs, unless prescribed or administered by a licensed physician

     (c) the voluntary taking of any drugs prescribed by a licensed physician and intentionally not taken as prescribed

     (d) sensitivity to drugs voluntarily taken, unless prescribed by a physician

     (e) drug addiction, unless addiction results from the voluntary taking of drugs prescribed by a licensed physician, or the involuntary taking of drugs.

FILING A CLAIM: You must provide the Company with written notice of a claim during continued confinement after the 90-day qualifying period, or within sixty days after such confinement ends.

The maximum withdrawal amount for which we will waive the withdrawal charge is the Contract Value on the next valuation date following written proof of claim, less any Purchase Payments made within a one-year period before confinement in an eligible nursing home begins, less any Purchase Payment made on or after the Annuitant's 71st birthday.

We will pay any withdrawal requested under the scope of this waiver as soon as we receive proper written proof of your claim, and we will pay the withdrawal in a lump sum. You should consult with your tax adviser regarding the tax impact of any withdrawals taken from your Contract.

                                   APPENDIX F

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               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and MetLife Insurance Company of Connecticut. A list of the contents of the Statement of Additional Information is set forth below:

                     The Insurance Company
                     Principal Underwriter
                     Distribution and Principal Underwriting Agreement Valuation of Assets
                     Federal Tax Considerations
                     Independent Registered Public Accounting Firm Condensed Financial Information
                     Financial Statements

--------------------------------------------------------------------------------

Copies of the Statement of Additional Information dated April 28, 2008 are available without charge. To request a copy, please clip this coupon on the line above, enter your name and address in the spaces provided below, and mail to MetLife Insurance Company of Connecticut, P.O. Box 10366, Des Moines, IA 50306-0366. For the MetLife Insurance Company of Connecticut Statement of Additional Information please request MIC-Book-72-73-87. For the Statement of Additional Information for the contracts issued by the former MetLife Life and Annuity Company of Connecticut please request MLAC-Book-72-73-87.

Name: -------------------------------------------------

Address: ----------------------------------------------

CHECK BOX:

[ ] MIC-Book-72-73-87

[ ] MLAC-Book-72-73-87

                         PORTFOLIO ARCHITECT II ANNUITY

                                    ISSUED BY

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                    METLIFE INSURANCE COMPANY OF CONNECTICUT

                        SUPPLEMENT DATED OCTOBER 13, 2008
                     TO THE PROSPECTUS DATED APRIL 28, 2008

Effective October 13, 2008, the Company combined MetLife of CT Separate Account Thirteen for Variable Annuities (the "Former Separate Account") with and into MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"). The Separate Account was established on November 14, 2002 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. All references in your Prospectus to the Former Separate Account now refer to the Separate Account.

The Combination does not affect you in any way. More particularly:

     - There are no changes in our obligations or your rights and benefits under the Contract as a result of the Combination.
     - Your Contract Value is not affected by the Combination and no charges have been or will be imposed in connection therewith.
     - The Variable Funding Options available under your Contract have not changed as a result of the Combination.
     - Your Contract Value is allocated to the same Variable Funding Options (with the same Accumulation Unit values or Annuity Unit values) as it was before the Combination.
     - The Combination does not result in any federal income tax consequences to you.

If you have any questions, please contact us at 800-842-9368.

                   PORTFOLIO ARCHITECT II ANNUITY PROSPECTUS:

         METLIFE OF CT SEPARATE ACCOUNT THIRTEEN FOR VARIABLE ANNUITIES METLIFE OF CT SEPARATE ACCOUNT FOURTEEN FOR VARIABLE ANNUITIES
                                 APRIL 28, 2008

This prospectus describes PORTFOLIO ARCHITECT II ANNUITY, a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") accumulate on a variable and/or, subject to availability, fixed basis in one or more of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options available for contracts purchased on or after April 28, 2008 are:

AMERICAN FUNDS INSURANCE SERIES(R) -- CLASS 2      Lord Abbett Bond Debenture
  American Funds Global Growth Fund                   Portfolio -- Class A
  American Funds Growth Fund                       Lord Abbett Growth and Income
  American Funds Growth-Income Fund                   Portfolio -- Class B
FIDELITY(R) VARIABLE INSURANCE                     Lord Abbett Mid Cap Value
  PRODUCTS -- SERVICE CLASS 2                         Portfolio -- Class B
  Contrafund(R) Portfolio                          Met/AIM Capital Appreciation
  Mid Cap Portfolio                                   Portfolio -- Class A
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS     Met/AIM Small Cap Growth Portfolio -- Class
  TRUST -- CLASS 2                                    A
  Templeton Foreign Securities Fund                MFS(R) Emerging Markets Equity
JANUS ASPEN SERIES -- SERVICE SHARES                  Portfolio -- Class B
  Global Technology Portfolio                      PIMCO Inflation Protected Bond
LEGG MASON PARTNERS VARIABLE EQUITY TRUST             Portfolio -- Class A
  Legg Mason Partners Variable Aggressive          Pioneer Fund Portfolio -- Class A
     Growth Portfolio -- Class I                   Pioneer Strategic Income Portfolio -- Class
  Legg Mason Partners Variable Appreciation           A
     Portfolio -- Class I                          Third Avenue Small Cap Value
  Legg Mason Partners Variable Equity Index           Portfolio -- Class B
     Portfolio -- Class II                       METROPOLITAN SERIES FUND, INC.
  Legg Mason Partners Variable Fundamental         BlackRock Aggressive Growth
     Value Portfolio -- Class I                       Portfolio -- Class D
  Legg Mason Partners Variable Investors           BlackRock Bond Income Portfolio -- Class A
     Portfolio -- Class I                          BlackRock Money Market Portfolio -- Class A
  Legg Mason Partners Variable Large Cap           Davis Venture Value Portfolio -- Class A
     Growth Portfolio -- Class I                   FI Large Cap Portfolio -- Class A
  Legg Mason Partners Variable Small Cap           FI Value Leaders Portfolio -- Class D
     Growth Portfolio -- Class I                   MetLife Aggressive Allocation
  Legg Mason Partners Variable Social                 Portfolio -- Class B
     Awareness Portfolio                           MetLife Conservative Allocation
LEGG MASON PARTNERS VARIABLE INCOME TRUST             Portfolio -- Class B
  Legg Mason Partners Variable Adjustable          MetLife Conservative to Moderate Allocation
     Rate Income Portfolio                            Portfolio -- Class B
MET INVESTORS SERIES TRUST                         MetLife Moderate Allocation
  BlackRock High Yield Portfolio -- Class A           Portfolio -- Class B
  BlackRock Large Cap Core Portfolio -- Class      MetLife Moderate to Aggressive Allocation
     E                                                Portfolio -- Class B
  Clarion Global Real Estate                       MFS(R) Total Return Portfolio -- Class F
     Portfolio -- Class A                          MFS(R) Value Portfolio -- Class A
  Dreman Small Cap Value Portfolio -- Class A      Oppenheimer Global Equity
  Harris Oakmark International                        Portfolio -- Class B
     Portfolio -- Class A                          T. Rowe Price Small Cap Growth
  Janus Forty Portfolio -- Class A                    Portfolio -- Class B
  Lazard Mid Cap Portfolio -- Class B              Western Asset Management U.S. Government
  Legg Mason Partners Managed Assets                  Portfolio -- Class A
     Portfolio -- Class A                        PIMCO VARIABLE INSURANCE
                                                   TRUST -- ADMINISTRATIVE CLASS
                                                   Total Return Portfolio
                                                 VAN KAMPEN LIFE INVESTMENT TRUST -- CLASS II
                                                   Comstock Portfolio


     Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds" for more information.

The Contract, certain Contract features and/or some of the funding options may not be available in all states.

This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information ("SAI") dated April 28, 2008. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to us at P.O. Box 10366, Des Moines, IA 50306-0366, call 800-842-9368 or access the SEC's website (http://www.sec.gov). See Appendix F for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                                TABLE OF CONTENTS





                                                                          PAGE
                                                                          ----
GLOSSARY................................................................     3
SUMMARY.................................................................     5
FEE TABLE...............................................................     9
CONDENSED FINANCIAL INFORMATION.........................................    14
THE ANNUITY CONTRACT....................................................    14
Contract Owner Inquiries................................................    15
Purchase Payments.......................................................    15
Accumulation Units......................................................    16
The Variable Funding Options............................................    16
FIXED ACCOUNT...........................................................    22
CHARGES AND DEDUCTIONS..................................................    22
General.................................................................    22
Withdrawal Charge.......................................................    23
Free Withdrawal Allowance...............................................    24
Transfer Charge.........................................................    24
Administrative Charges..................................................    24
Mortality and Expense Risk Charge.......................................    24
Variable Liquidity Benefit Charge.......................................    25
Enhanced Stepped-Up Provision Charge....................................    25
Guaranteed Minimum Withdrawal Benefit Charge............................    25
Guaranteed Minimum Accumulation Benefit Charge..........................    25
Variable Funding Option Expenses........................................    25
Premium Tax.............................................................    25
Changes in Taxes Based upon Premium or Value............................    25
TRANSFERS...............................................................    26
Market Timing/Excessive Trading.........................................    26
Dollar Cost Averaging...................................................    28
ACCESS TO YOUR MONEY....................................................    29
Systematic Withdrawals..................................................    29
OWNERSHIP PROVISIONS....................................................    30
Types of Ownership......................................................    30
Contract Owner..........................................................    30
Beneficiary.............................................................    30
Annuitant...............................................................    30
DEATH BENEFIT...........................................................    31
Death Proceeds before the Maturity Date.................................    31
Enhanced Stepped-Up Provision ("E.S.P.")................................    34
Payment of Proceeds.....................................................    34
Spousal Contract Continuance (subject to availability--does not apply if
  a non-spouse is a joint owner)........................................    36
Beneficiary Contract Continuance (not permitted for non-natural
  beneficiaries)........................................................    37
Planned Death Benefit...................................................    37
Death Proceeds after the Maturity Date..................................    38
LIVING BENEFITS.........................................................    38
Guaranteed Minimum Withdrawal Benefit ("GMWB" or "Principal
  Guarantee")...........................................................    38
THE ANNUITY PERIOD......................................................    49
Maturity Date...........................................................    49
Allocation of Annuity...................................................    49
Variable Annuity........................................................    49
Fixed Annuity...........................................................    50
PAYMENTS OPTIONS........................................................    50
Election of Options.....................................................    50
Annuity Options.........................................................    51
Variable Liquidity Benefit..............................................    51
MISCELLANEOUS CONTRACT PROVISIONS.......................................    51
Right to Return.........................................................    51
Termination.............................................................    52
Required Reports........................................................    52
Suspension of Payments..................................................    52
THE SEPARATE ACCOUNTS...................................................    52
Performance Information.................................................    53
FEDERAL TAX CONSIDERATIONS..............................................    53
General Taxation of Annuities...........................................    54
Types of Contracts: Qualified and Non-qualified.........................    54
Qualified Annuity Contracts.............................................    54
Taxation of Qualified Annuity Contracts.................................    55
Mandatory Distributions for Qualified Plans.............................    55
Individual Retirement Annuities.........................................    56
Roth IRAs...............................................................    56
TSAs (ERISA and Non-ERISA)..............................................    56
Non-qualified Annuity Contracts.........................................    58
Diversification Requirements for Variable Annuities.....................    60
Ownership of the Investments............................................    60
Taxation of Death Benefit Proceeds......................................    60
Other Tax Considerations................................................    60
Treatment of Charges for Optional Benefits..............................    60
Guaranteed Minimum Withdrawal Benefits..................................    60
Puerto Rico Tax Considerations..........................................    61
Non-Resident Aliens.....................................................    61
Tax Credits and Deductions..............................................    61
OTHER INFORMATION.......................................................    61
The Insurance Company...................................................    61
Financial Statements....................................................    62
Distribution of Variable Annuity Contracts..............................    62
Conformity with State and Federal Laws..................................    64
Voting Rights...........................................................    64
Restrictions on Financial Transactions..................................    64
Legal Proceedings.......................................................    64
APPENDIX A: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT SEPARATE
  ACCOUNT THIRTEEN FOR VARIABLE ANNUITIES...............................   A-1
APPENDIX B: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT SEPARATE
  ACCOUNT FOURTEEN FOR VARIABLE ANNUITIES...............................   B-1
APPENDIX C: ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS...........   C-1
APPENDIX D: THE FIXED ACCOUNT...........................................   D-1
APPENDIX E: WAIVER OF WITHDRAWAL CHARGE FOR NURSING HOME CONFINEMENT....   E-1
APPENDIX F: CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION.........   F-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any withdrawal charge and premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (YOU) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

FIXED ACCOUNT -- an account that consists of all of the assets under this Contract other than those in the Separate Account.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 10366, Des Moines, IA 50306-0366 (for overnight delivery or courier service only: 4700 Westown Parkway, Suite 200, West Des Moines, IA 50266). For Purchase Payments and (if applicable) loan repayments, our Home Office address is: MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401, 403, 408, 408A or 414(d) of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND A portfolio of an open-end management investment company that is registered with the Securities and Exchange Commission in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- MetLife Insurance Company of Connecticut.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- "You" is the Contract Owner and a natural person, a trust established for the benefit of a natural person or a charitable remainder trust.

                                    SUMMARY:

                         PORTFOLIO ARCHITECT II ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is MetLife Insurance Company of Connecticut ("the Company," "We" or "Us"). The Company sponsors MetLife of CT Separate Account Thirteen for Variable Annuities ("Separate Account Thirteen") and MetLife of CT Separate Account Fourteen for Variable Annuities ("Separate Account Fourteen"), each a segregated account ("Separate Account"). Prior to December 7, 2007, Separate Account Fourteen was sponsored by MetLife Life and Annuity Company of Connecticut ("MLACC"). On that date, MLACC merged with and into the Company, and the Company became the sponsor of Separate Account Fourteen. Immediately following the merger, the Company stopped issuing Contracts under Separate Account Fourteen and now only issues Contracts under Separate Account Thirteen. When we refer to the Separate Account, we are referring to Separate Account Thirteen, except where the Contract was originally issued by MLACC, in which case, we are referring to Separate Account Fourteen.

The Contract and/or certain optional benefits may not currently be available for sale in all states. For contracts issued in New York, a waiver of the withdrawal charge may apply to all Annuity Payments.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options and/or to the Fixed Account that is part of our general account (the "Fixed Account"). We guarantee money directed to the Fixed Account as to principal and interest. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity, or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), 408(b) or 408A of the Code. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

You may purchase the Contract with an initial payment of at least $5,000. You may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds. If your Contract was issued as a Qualified Contract under Section 403(b) of the Code in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted) as significant adverse tax consequences may result from such additional payments. (See "Federal Tax Considerations.")

The ages of the owner and Annuitant determine which death benefits and certain optional features are available to you. See "The Annuity Contract" section for more information.

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract, and this Contract has its own surrender charges that would apply to you. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds). Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed). We will determine your Contract Value at the close of business (generally, 4:00 p.m., Eastern Time) on the day we receive a Written Request for a refund.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. You may transfer between the Fixed Account and the Variable Funding Options twice a year (during the 30 days after the six-month Contract Date anniversary), provided the amount is not greater than 15% of the Fixed Account value on that date. Where permitted by state law, we also reserve the right to restrict transfers into the Fixed Account if the credited interest rate is equal to the minimum guaranteed interest rate specified under the Contract. Amounts previously transferred from the Fixed Account to the Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of the transfer.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge each business day from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E charge at an annual rate of 1.30% for the Standard Death Benefit, 1.40% for the Step-Up Death Benefit, and 1.60% for the Roll-Up Death Benefit. For Contracts with a value of less than $40,000, we also deduct an annual contract administrative charge of $30. Each Underlying Fund also charges for management costs and other expenses.

We will apply a withdrawal charge to withdrawals from the Contract, and will calculate it as a percentage of the Purchase Payments withdrawn. The maximum percentage is 6%, decreasing to 0% after seven full years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.)

If you select the Enhanced Stepped-Up Provision ("E.S.P."), an additional 0.20% annually will be deducted each business day from amounts in the Variable Funding Options. THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

Upon annuitization, if the Variable Liquidity Benefit is selected, there is a maximum charge of 6% of the amounts withdrawn. Please refer to "Payment Options" for a description of this benefit.

If you elect a Guaranteed Minimum Withdrawal Benefit ("GMWB") rider, a charge will be deducted each business day from amounts in the Variable Funding Options. There are three GMWB rider options, and the current charge for each rider, on an annual basis, is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

If you select the Guaranteed Minimum Accumulation Benefit ("GMAB"), we will deduct each business day a charge of 0.50% (on an annual basis) from amounts allocated to the Variable Funding Options.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts (see "Access to Your Money -- Systematic Withdrawals").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes, and/or a penalty tax on amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? You may choose to purchase the Standard, Step-Up or Roll-Up Death Benefit. The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. You may also choose to purchase the Enhanced Stepped-Up Provision, which, for a fee, may increase the amount of the death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death and (2) written payment instructions or the election of spousal contract continuance or beneficiary contract continuance. Please refer to the Death Benefit section in the prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. Withdrawals in excess of the annual free withdrawal allowance may be subject to a withdrawal charge.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - ENHANCED STEPPED-UP PROVISION ("E.S.P."). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary may elect to continue his/her portion of the Contract and take required distributions over time, rather than have the death benefit paid to the beneficiary in a lump sum.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE"). For an additional charge, we will guarantee the periodic return of your investment. Under this benefit, we will pay you a percentage of your investment every year until your investment has been returned in full, regardless of market performance. Depending on when you elect to begin receiving payments and which GMWB rider you select, the maximum amount of your investment that you receive each year is 5% or 10%. When you add Purchase Payments to your Contract, we include them as part of the guarantee. In the future, however, we may discontinue including additional Purchase Payments as part of the guarantee. The guarantee is subject to restrictions on withdrawals and other restrictions.

     - GUARANTEED MINIMUM ACCUMULATION BENEFIT ("GMAB"). For an additional charge, we will guarantee that your Contract Value will not be less than a minimum amount at the end of a specified number of years. The guaranteed amount is based on your Purchase Payments, including additional Purchase Payments you make within 12 months of electing the rider. Additional Purchase Payments made more than 12 months after you elect the rider will not increase the guaranteed amount. If your Contract Value is less than the minimum guaranteed amount on the Rider Maturity Date, we will apply additional amounts to increase your Contract Value so that it is equal to the guaranteed amount.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES

WITHDRAWAL CHARGE.......................................   6%(1)
(as a percentage of the Purchase Payments withdrawn)



TRANSFER CHARGE.........................................   $10(2)
(assessed on transfers that exceed 12 per year)



VARIABLE LIQUIDITY BENEFIT CHARGE.......................   6%(3)
(as a percentage of the present value of the remaining
  Annuity Payments that are surrendered. The interest
  rate used to calculate this present value is 1% higher
  than the Assumed (Daily) Net Investment Factor used to
  calculate the Annuity Payments.)


The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

CONTRACT ADMINISTRATIVE CHARGES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE...................   $30(4)


---------
(1) The withdrawal charge declines to zero after the Purchase Payment has been in the Contract for seven years. The charge is as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                2 years               6%
         2 years                4 years               5%
         4 years                5 years               4%
         5 years                6 years               3%
         6 years                7 years               2%
        7 + years                                     0%


(2)   We do not currently assess the transfer charge.
(3) This withdrawal charge only applies when you surrender the Contract after beginning to receive Annuity Payments. The Variable Liquidity Benefit Charge declines to zero after seven years. The charge is as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                2 years               6%
         2 years                4 years               5%
         4 years                5 years               4%
         5 years                6 years               3%
         6 years                7 years               2%
        7 + years                                     0%


(4) We do not assess this charge if Contract Value is $40,000 or more on the fourth Friday of each August.

ANNUAL SEPARATE ACCOUNT CHARGES
(as a percentage of the average daily net assets of the Separate Account)

We will assess a minimum mortality and expense risk charge ("M&E") of 1.30% and an administrative expense charge of 0.15% on all Contracts. In addition, for optional features, there is a charge of 0.20% for E.S.P., a 0.50% charge for GMAB, a 0.40% current charge (maximum of 1.00% upon reset) for GMWB I, a 0.50% current charge (maximum of 1.00% upon reset) for GMWB II, and a 0.25% charge for GMWB III. Below is a summary of all charges that may apply, depending on the death benefit and optional features you select:

                                                          STANDARD DEATH    STEP-UP DEATH    ROLL-UP DEATH
                                                              BENEFIT          BENEFIT          BENEFIT
                                                          --------------    -------------    -------------
Mortality and Expense Risk Charge*....................       1.30%             1.40%            1.60%
Administrative Expense Charge.........................       0.15%             0.15%            0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH NO OPTIONAL
  FEATURES SELECTED...................................       1.45%             1.55%            1.75%
Optional E.S.P. Charge................................       0.20%             0.20%            0.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. ONLY
  SELECTED............................................       1.65%             1.75%            1.95%
Optional GMAB Charge..................................       0.50%             0.50%            0.50%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMAB ONLY
  SELECTED............................................       1.95%             2.05%            2.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMAB SELECTED((5))..................................       2.15%             2.25%            2.45%
Optional GMWB I Charge................................       1.00%(6)          1.00%(6)         1.00%(6)
Optional GMWB II Charge...............................       1.00%(6)          1.00%(6)         1.00%(6)
Optional GMWB III Charge..............................       0.25%             0.25%            0.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB I ONLY
  SELECTED............................................       2.45%             2.55%            2.75%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB II
  ONLY SELECTED.......................................       2.45%             2.55%            2.75%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB III
  ONLY SELECTED.......................................       1.70%             1.80%            2.00%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB I SELECTED.....................................       2.65%             2.75%            2.95%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB II SELECTED....................................       2.65%             2.75%            2.95%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB III SELECTED...................................       1.90%             2.00%            2.20%


---------
(5)   GMAB and GMWB cannot both be elected.
(6) The current charges for the available GMWB riders with a reset feature (see "Living Benefits") are 0.40% for GMWB I and 0.50% for GMWB II.
*     We will waive the following amounts of the Mortality and Expense Risk
      Charge: an amount equal to the underlying fund expenses that are in excess of 0.90% for the Subaccount investing in Harris Oakmark International Portfolio; an amount equal to the underlying fund expenses that are in excess of 0.11% for the Subaccount investing in the BlackRock High Yield Portfolio; an amount equal to the Underlying Fund expenses that are in excess of 0.87% for the Subaccount investing in Lord Abbett Growth and Income Portfolio -- Class B; an amount equal to the underlying fund expenses that are in excess of 0.65% for the Subaccount investing in the PIMCO Inflation Protected Bond Portfolio -- Class A; an amount equal to the underlying fund expenses that are in excess of 1.12% for the Subaccount investing in the Lord Abbett Mid Cap Value Portfolio -- Class B; an amount equal to the underlying fund expenses that are in excess of 1.10% for the Subaccount investing in the Third Avenue Small Cap Value Portfolio -Class B; an amount, if any, equal to the underlying fund expenses that are in excess of 0.84% for the Subaccount investing in the
      T. Rowe Price Small Cap Growth Portfolio -- Class B; an amount, if any, equal to the underlying fund expenses that are in excess of 1.13% for the Subaccount investing in the MFS(R) Research International
      Portfolio -- Class B; an amount, if any, equal to the underlying fund expenses that are in excess of 0.90% for the Subaccount investing in the Oppenheimer Global Equity Portfolio -- Class B; and an amount, if any, equal to the underlying fund expenses that are in excess of 0.68% for the Subaccount investing in the Western Asset Management U.S. Government Portfolio -- Class A.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2007 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service (12b-1) fees if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 800-842-9368.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                                         MINIMUM    MAXIMUM
                                                                         -------    -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and
  other expenses)                                                         0.40%      1.52%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
  American Funds Global Growth
     Fund........................    0.53%       0.25%      0.02%           --          0.80%          --           0.80%
  American Funds Growth Fund.....    0.32%       0.25%      0.01%           --          0.58%          --           0.58%
  American Funds Growth-Income
     Fund........................    0.26%       0.25%      0.01%           --          0.52%          --           0.52%
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- SERVICE CLASS 2
  Contrafund(R) Portfolio........    0.56%       0.25%      0.09%           --          0.90%          --           0.90%
  Dynamic Capital Appreciation
     Portfolio+..................    0.56%       0.25%      0.23%           --          1.04%          --           1.04%
  Mid Cap Portfolio..............    0.56%       0.25%      0.10%           --          0.91%          --           0.91%
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
  Templeton Foreign Securities
     Fund........................    0.63%       0.25%      0.14%         0.02%         1.04%        0.02%          1.02%(1)
JANUS ASPEN SERIES -- SERVICE
  SHARES
  Global Life Sciences
     Portfolio+..................    0.64%       0.25%      0.45%           --          1.34%          --           1.34%
  Global Technology Portfolio....    0.64%       0.25%      0.18%         0.01%         1.08%          --           1.08%
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable
     Aggressive Growth
     Portfolio -- Class I++......    0.75%         --       0.07%           --          0.82%          --           0.82%(2)
  Legg Mason Partners Variable
     Appreciation
     Portfolio -- Class I........    0.69%         --       0.11%         0.01%         0.81%          --           0.81%(2)
  Legg Mason Partners Variable
     Equity Index
     Portfolio -- Class II.......    0.31%       0.25%      0.08%           --          0.64%          --           0.64%(2)
  Legg Mason Partners Variable
     Fundamental Value
     Portfolio -- Class I........    0.75%         --       0.08%           --          0.83%          --           0.83%(2)
  Legg Mason Partners Variable
     Investors Portfolio -- Class
     I...........................    0.62%         --       0.14%           --          0.76%          --           0.76%(2)
  Legg Mason Partners Variable
     Large Cap Growth
     Portfolio -- Class I++......    0.75%         --       0.15%           --          0.90%          --           0.90%(3)
  Legg Mason Partners Variable
     Small Cap Growth
     Portfolio -- Class I........    0.75%         --       0.35%           --          1.10%          --           1.10%(2)
  Legg Mason Partners Variable
     Social Awareness
     Portfolio++.................    0.67%         --       0.38%           --          1.05%          --           1.05%(2)
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
  Legg Mason Partners Variable
     Adjustable Rate Income
     Portfolio++.................    0.55%       0.25%      0.60%           --          1.40%          --           1.40%(2)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
MET INVESTORS SERIES TRUST
  BlackRock High Yield
     Portfolio -- Class A........    0.60%         --       0.13%           --          0.73%          --           0.73%
  BlackRock Large Cap Core
     Portfolio -- Class E........    0.58%       0.15%      0.06%           --          0.79%          --           0.79%
  Clarion Global Real Estate
     Portfolio -- Class A........    0.61%         --       0.04%           --          0.65%          --           0.65%
  Dreman Small Cap Value
     Portfolio -- Class A........    0.79%         --       0.13%           --          0.92%          --           0.92%(4)
  Harris Oakmark International
     Portfolio -- Class A........    0.77%         --       0.09%           --          0.86%          --           0.86%
  Janus Forty Portfolio -- Class
     A...........................    0.65%         --       0.05%           --          0.70%          --           0.70%
  Lazard Mid Cap
     Portfolio -- Class A++......    0.69%         --       0.07%           --          0.76%          --           0.76%
  Lazard Mid Cap
     Portfolio -- Class B........    0.69%       0.25%      0.06%           --          1.00%          --           1.00%
  Legg Mason Partners Managed
     Assets Portfolio -- Class
     A...........................    0.50%         --       0.12%           --          0.62%          --           0.62%
  Lord Abbett Bond Debenture
     Portfolio -- Class A........    0.49%         --       0.05%           --          0.54%          --           0.54%
  Lord Abbett Growth and Income
     Portfolio -- Class B........    0.49%       0.25%      0.03%           --          0.77%          --           0.77%
  Lord Abbett Mid Cap Value
     Portfolio -- Class B........    0.67%       0.25%      0.09%           --          1.01%          --           1.01%
  Met/AIM Capital Appreciation
     Portfolio -- Class A........    0.76%         --       0.10%           --          0.86%          --           0.86%
  Met/AIM Small Cap Growth
     Portfolio -- Class A........    0.86%         --       0.06%           --          0.92%          --           0.92%
  MFS(R) Emerging Markets Equity
     Portfolio -- Class B........    1.00%       0.25%      0.27%           --          1.52%          --           1.52%
  MFS(R) Research International
     Portfolio -- Class B+.......    0.70%       0.25%      0.09%           --          1.04%          --           1.04%
  PIMCO Inflation Protected Bond
     Portfolio -- Class A........    0.50%         --       0.05%           --          0.55%          --           0.55%
  Pioneer Fund Portfolio -- Class
     A...........................    0.75%         --       0.23%           --          0.98%          --           0.98%(5)
  Pioneer Strategic Income
     Portfolio -- Class A........    0.60%         --       0.09%           --          0.69%          --           0.69%(4)
  Third Avenue Small Cap Value
     Portfolio -- Class B........    0.73%       0.25%      0.03%           --          1.01%          --           1.01%
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth
     Portfolio -- Class D........    0.71%       0.10%      0.05%           --          0.86%          --           0.86%
  BlackRock Bond Income
     Portfolio -- Class A........    0.38%         --       0.06%           --          0.44%        0.01%          0.43%(6)
  BlackRock Money Market
     Portfolio -- Class A........    0.33%         --       0.07%           --          0.40%        0.01%          0.39%(7)
  Davis Venture Value
     Portfolio -- Class A........    0.69%         --       0.04%           --          0.73%          --           0.73%
  FI Large Cap Portfolio -- Class
     A...........................    0.77%         --       0.07%           --          0.84%          --           0.84%
  FI Value Leaders
     Portfolio -- Class D........    0.64%       0.10%      0.07%           --          0.81%          --           0.81%
  MetLife Aggressive Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.04%         0.73%         1.12%        0.04%          1.08%(8)
  MetLife Conservative Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.05%         0.59%         0.99%        0.05%          0.94%(8)
  MetLife Conservative to
     Moderate Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.01%         0.64%         1.00%        0.01%          0.99%(8)
  MetLife Moderate Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.67%         1.01%          --           1.01%(8)
  MetLife Moderate to Aggressive
     Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.70%         1.04%          --           1.04%(8)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
  MFS(R) Total Return
     Portfolio -- Class F........    0.53%       0.20%      0.05%           --          0.78%          --           0.78%
  MFS(R) Value Portfolio -- Class
     A...........................    0.72%         --       0.05%           --          0.77%        0.07%          0.70%(9)
  Oppenheimer Global Equity
     Portfolio -- Class B........    0.51%       0.25%      0.10%           --          0.86%          --           0.86%
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B+.......    0.60%       0.25%      0.07%           --          0.92%          --           0.92%
  T. Rowe Price Small Cap Growth
     Portfolio -- Class B........    0.51%       0.25%      0.08%           --          0.84%          --           0.84%
  Western Asset Management U.S.
     Government
     Portfolio -- Class A........    0.49%         --       0.05%           --          0.54%          --           0.54%
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
  Total Return Portfolio.........    0.25%         --       0.58%           --          0.83%          --           0.83%
VAN KAMPEN LIFE INVESTMENT
  TRUST -- CLASS II
  Comstock Portfolio.............    0.56%       0.25%      0.03%           --          0.84%          --           0.84%
  Enterprise Portfolio+..........    0.50%       0.25%      0.17%           --          0.92%          --           0.92%


---------
* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.
++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2007.
(1) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the "acquired fund" in this case) to the extent of the Fund's fees and expenses of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.
(2) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.
(3) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward. Due to contractual waivers and/or reimbursements in place through March 1, 2009, the Portfolio's actual total net operating expenses, excluding brokerage, taxes, interest and extraordinary expenses, are not expected to exceed 0.78% prior to that date.
(4) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the preceding fiscal year.
(5) Other Expenses have been Restated to reflect change in Transfer Agent fee schedule as if fees had been in effect during the previous fiscal year.
(6) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the amounts over $1 billion but less than $2 billion.
(7) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million.
(8) The Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Metropolitan Series Fund, Inc. and the Met Investors Series Trust. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to waive fees or pay all expenses (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) so as to limit the net operating expenses of the Portfolio (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) to 0.10% for the Class A shares, 0.35% for the Class B shares and 0.25% for the Class E shares.
(9) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.

EXAMPLE

The example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. The example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

The example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual Contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above, and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses. Your actual expenses will be less than those shown if you do not elect all of the optional benefits. The GMAB and a GMWB rider cannot both be elected.

EXAMPLE -- This example assumes that you have elected the most expensive death benefit option, the E.S.P. optional death benefit and the Guaranteed Minimum Withdrawal Benefit (assuming the maximum 1.00% charge applies in all Contract Years).

                                    IF CONTRACT IS SURRENDERED AT THE               IF CONTRACT IS NOT SURRENDERED OR
                                          END OF PERIOD SHOWN:                   ANNUITIZED AT THE END OF PERIOD SHOWN:
                             ----------------------------------------------  ----------------------------------------------
FUNDING OPTION                 1 YEAR      3 YEARS     5 YEARS    10 YEARS     1 YEAR      3 YEARS     5 YEARS    10 YEARS
--------------               ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Underlying Fund with
Maximum Total Annual
Operating Expenses.........    $1,052      $1,861      $2,676      $4,588       $452       $1,361      $2,276      $4,588
Underlying Fund with
Minimum Total Annual
Operating Expenses.........      $941      $1,534      $2,143      $3,587       $341       $1,034      $1,743      $3,587


                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

See Appendices A and B.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

Portfolio Architect II Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax deferred in the funding options of your choice. We offer multiple Variable Funding Options. We may also offer a Fixed Account option. Where permitted by state law, we also reserve the right to restrict allocation of Purchase Payments to the Fixed Account if the credited interest rate is equal to the minimum guaranteed interest rate specified under the Contract. The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments, plus or minus any investment experience on the amounts you allocate to the Separate Account ("Separate Account Contract Value") or interest on the amounts you allocate to the Fixed Account ("Fixed Account Contract Value"). The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The ages of the owner and Annuitant determine which death benefits and certain optional features are available to you.

                                                          MAXIMUM AGE BASED ON THE OLDER OF THE OWNER AND
            DEATH BENEFIT/OPTIONAL FEATURE                         ANNUITANT ON THE CONTRACT DATE
------------------------------------------------------    -----------------------------------------------
Deferred Annual Step Up Death Benefit (Standard Death
  Benefit)                                                                       75
Step Up Death Benefit                                                            85
5% Roll Up Death Benefit                                                         75
Enhanced Stepped-Up Provision (E.S.P.)                                           75


Since optional death benefits carry higher charges, you should consider the ages of the owner and Annuitant when electing these benefits, as the additional value provided by the benefit may be significantly reduced or eliminated depending on the ages of the owner and Annuitant at the time of election.

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits. You should consult with your tax adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 800-842-9368.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $5,000. You may make additional payments of at least $500 at any time. No additional Purchase Payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Initial Purchase Payments plus the total of any subsequent Purchase Payments may total more than $1,000,000 only with our prior consent. Where permitted by state law, we may restrict Purchase Payments into the Fixed Account whenever the current credited interest rate for the Fixed Account is equal to the minimum guaranteed rate specified in your Contract. Purchase Payments may be made at any time while the Annuitant is alive and before the date Annuity Payments begin.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit any subsequent Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

IF YOU SEND YOUR PURCHASE PAYMENTS OR TRANSACTION REQUESTS TO AN ADDRESS OTHER THAN THE ONE WE HAVE DESIGNATED FOR RECEIPT OF SUCH PURCHASE PAYMENTS OR REQUESTS, WE MAY RETURN THE PURCHASE PAYMENT TO YOU, OR THERE MAY BE A DELAY IN APPLYING THE PURCHASE PAYMENT OR TRANSACTION TO YOUR CONTRACT.

QUALIFIED CONTRACTS UNDER SECTION 403(B). If your Contract was issued as a Qualified Contract under Section 403(b) of the Code (also called a "tax sheltered annuity" or "TSA") in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments. Such additional payments may have significant adverse tax consequences. (See "Federal Tax Consequences.")

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the accumulation period. During the accumulation period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or, liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or, taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance policies, and in some instances, certain retirement plans. They are not the same as the retail mutual funds offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. These broker-dealer firms may receive payments from the Underlying Funds they recommend and may benefit accordingly from the allocation of Contract Value to such Underlying Funds. When the Company develops a variable product in cooperation with a fund family or distributor (e.g. a "private label" product) the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN YOUR CONTRACT VALUE RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace an Underlying Fund may be limited by the terms of a five-year agreement between MetLife, Inc. (MetLife) and Legg Mason, Inc. (Legg Mason) relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove an Underlying Fund, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the Company is generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. (Citigroup) as part of MetLife's acquisition of The Travelers Insurance Company and The Travelers Life and Annuity Company (both of which are now MetLife Insurance Company of Connecticut) from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason. The agreement also obligates Legg Mason to continue making payments to the Company with respect to Underlying Funds advised by Legg Mason affiliates, on the same terms provided for in administrative services agreements between Citigroup's asset management affiliates and the Travelers insurance companies that predate the acquisition.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of its affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to the Contracts, and, in the Company's role as an intermediary, with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of its affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee
Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee
Table -- Underlying Fund Fees and Expenses" and "Other
Information -- Distribution of Variable Annuity Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor, MetLife Investors Distribution Company. Payments under an Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "Distribution of Variable Annuity Contracts.")

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 800-842-9368 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser:

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
American Funds Global Growth Fund  Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth Fund         Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth-Income Fund  Seeks both capital appreciation    Capital Research and Management
                                   and income.                        Company
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- SERVICE CLASS 2
Contrafund(R) Portfolio            Seeks capital appreciation.        Fidelity Management & Research
                                                                      Company
Dynamic Capital Appreciation       Seeks capital appreciation.        Fidelity Management & Research
  Portfolio+                                                          Company
Mid Cap Portfolio                  Seeks long-term growth of          Fidelity Management & Research
                                   capital.                           Company
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
Templeton Foreign Securities Fund  Seeks long-term capital growth.    Templeton Investment Counsel, LLC
                                                                      Subadviser: Franklin Templeton
                                                                      Investment Management Limited
JANUS ASPEN SERIES -- SERVICE
  SHARES
Global Life Sciences Portfolio+    Seeks long-term growth of          Janus Capital Management LLC
                                   capital.
Global Technology Portfolio        Seeks long-term capital growth.    Janus Capital Management LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
Legg Mason Partners Variable       Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
  Aggressive Growth                                                   LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
  Appreciation Portfolio -- Class  capital.                           LLC
  I                                                                   Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks investment results that,     Legg Mason Partners Fund Advisor,
  Equity Index Portfolio -- Class  before expenses, correspond to     LLC
  II                               the price and yield performance    Subadviser: Batterymarch
                                   of the S&P 500(R) Index.           Financial Management, Inc.
Legg Mason Partners Variable       Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
  Fundamental Value                Current income is a secondary      LLC
  Portfolio -- Class I             consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Investors Portfolio -- Class I   capital. Current income is a       LLC
                                   secondary objective.               Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Large Cap Growth                 capital.                           LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Small Cap Growth                 capital.                           LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks capital appreciation and     Legg Mason Partners Fund Advisor,
  Social Awareness Portfolio       retention of net investment        LLC
                                   income.                            Subadviser: Legg Mason Investment
                                                                      Counsel, LLC
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
Legg Mason Partners Variable       Seeks to provide high current      Legg Mason Partners Fund Advisor,
  Adjustable Rate Income           income and to limit the degree of  LLC
  Portfolio                        fluctuation of its net asset       Subadviser: Western Asset
                                   value resulting from movements in  Management Company
                                   interest rates.
MET INVESTORS SERIES TRUST
BlackRock High Yield               Seeks to maximize total return,    Met Investors Advisory, LLC
  Portfolio -- Class A             consistent with income generation  Subadviser: BlackRock Financial
                                   and prudent investment             Management, Inc.
                                   management.
BlackRock Large Cap Core           Seeks long-term capital growth.    Met Investors Advisory, LLC
  Portfolio -- Class E                                                Subadviser: BlackRock Advisors,
                                                                      LLC
Clarion Global Real Estate         Seeks to provide total return      Met Investors Advisory, LLC
  Portfolio -- Class A             through investment in real estate  Subadviser: ING Clarion Real
                                   securities, emphasizing both       Estate Securities, L.P.
                                   capital appreciation and current
                                   income.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Dreman Small Cap Value             Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Dreman Value
                                                                      Management, L.L.C.
Harris Oakmark International       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class A             appreciation.                      Subadviser: Harris Associates
                                                                      L.P.
Janus Forty Portfolio -- Class A   Seeks capital appreciation.        Met Investors Advisory, LLC
                                                                      Subadviser: Janus Capital
                                                                      Management LLC
Lazard Mid Cap Portfolio -- Class  Seeks long-term growth of          Met Investors Advisory, LLC
  A++                              capital.                           Subadviser: Lazard Asset
                                                                      Management LLC
Lazard Mid Cap Portfolio -- Class  Seeks long-term growth of          Met Investors Advisory, LLC
  B                                capital.                           Subadviser: Lazard Asset
                                                                      Management LLC
Legg Mason Partners Managed        Seeks high total return.           Met Investors Advisory, LLC
  Assets Portfolio -- Class A                                         Subadvisers: Batterymarch
                                                                      Financial Management, Inc.;
                                                                      Western Asset Management Company;
                                                                      ClearBridge Advisors, LLC; Legg
                                                                      Mason Global Asset Allocation,
                                                                      LLC
Lord Abbett Bond Debenture         Seeks high current income and the  Met Investors Advisory, LLC
  Portfolio -- Class A             opportunity for capital            Subadviser: Lord, Abbett & Co.
                                   appreciation to produce a high     LLC
                                   total return.
Lord Abbett Growth and Income      Seeks long-term growth of capital  Met Investors Advisory, LLC
  Portfolio -- Class B             and income without excessive       Subadviser: Lord, Abbett & Co.
                                   fluctuation in market value.       LLC
Lord Abbett Mid Cap Value          Seeks capital appreciation         Met Investors Advisory, LLC
  Portfolio -- Class B             through investments primarily in   Subadviser: Lord, Abbett & Co.
                                   equity securities which are        LLC
                                   believed to be undervalued in the
                                   marketplace.
Met/AIM Capital Appreciation       Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
Met/AIM Small Cap Growth           Seeks long-term growth of          Met Investors Advisory, LLC
  Portfolio -- Class A             capital.                           Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
MFS(R) Emerging Markets Equity     Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B                                                Subadviser: Massachusetts
                                                                      Financial Services Company
MFS(R) Research International      Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B+                                               Subadviser: Massachusetts
                                                                      Financial Services Company
PIMCO Inflation Protected Bond     Seeks to provide maximum real      Met Investors Advisory, LLC
  Portfolio -- Class A             return, consistent with            Subadviser: Pacific Investment
                                   preservation of capital and        Management Company LLC
                                   prudent investment management.
Pioneer Fund Portfolio -- Class A  Seeks reasonable income and        Met Investors Advisory, LLC
                                   capital growth.                    Subadviser: Pioneer Investment
                                                                      Management, Inc.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Pioneer Strategic Income           Seeks a high level of current      Met Investors Advisory, LLC
  Portfolio -- Class A             income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.
Third Avenue Small Cap Value       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class B             appreciation.                      Subadviser: Third Avenue
                                                                      Management LLC
METROPOLITAN SERIES FUND, INC.
BlackRock Aggressive Growth        Seeks maximum capital              MetLife Advisers, LLC
  Portfolio -- Class D             appreciation.                      Subadviser: BlackRock Advisors,
                                                                      LLC
BlackRock Bond Income              Seeks a competitive total return   MetLife Advisers, LLC
  Portfolio -- Class A             primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.           LLC
BlackRock Money Market             Seeks a high level of current      MetLife Advisers, LLC
  Portfolio -- Class A             income consistent with             Subadviser: BlackRock Advisors,
                                   preservation of capital.           LLC
Davis Venture Value                Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class A                                                Subadviser: Davis Selected
                                                                      Advisers, L.P.
FI Large Cap Portfolio -- Class A  Seeks long-term growth of          MetLife Advisers, LLC
                                   capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
FI Value Leaders                   Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class D             capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
MetLife Aggressive Allocation      Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class B
MetLife Conservative Allocation    Seeks high level of current        MetLife Advisers, LLC
  Portfolio -- Class B             income, with growth of capital as
                                   a secondary objective.
MetLife Conservative to Moderate   Seeks high total return in the     MetLife Advisers, LLC
  Allocation Portfolio -- Class B  form of income and growth of capital, with a greater emphasis
                                   on income.
MetLife Moderate Allocation        Seeks a balance between a high     MetLife Advisers, LLC
  Portfolio -- Class B             level of current income and
                                   growth of capital, with a greater
                                   emphasis on growth of capital.
MetLife Moderate to Aggressive     Seeks growth of capital.           MetLife Advisers, LLC
  Allocation Portfolio -- Class B
MFS(R) Total Return                Seeks a favorable total return     MetLife Advisers, LLC
  Portfolio -- Class F             through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
MFS(R) Value Portfolio -- Class A  Seeks capital appreciation and     MetLife Advisers, LLC
                                   reasonable income.                 Subadviser: Massachusetts
                                                                      Financial Services Company
Oppenheimer Global Equity          Seeks capital appreciation.        MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: OppenheimerFunds,
                                                                      Inc.
T. Rowe Price Large Cap Growth     Seeks long-term growth of capital  MetLife Advisers, LLC
  Portfolio -- Class B+            and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates, Inc.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
T. Rowe Price Small Cap Growth     Seeks long-term capital growth.    MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: T. Rowe Price
                                                                      Associates, Inc.
Western Asset Management U.S.      Seeks to maximize total return     MetLife Advisers, LLC
  Government Portfolio -- Class A  consistent with preservation of    Subadviser: Western Asset
                                   capital and maintenance of         Management Company
                                   liquidity.
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
Total Return Portfolio             Seeks maximum total return,        Pacific Investment Management
                                   consistent with preservation of    Company LLC
                                   capital and prudent investment
                                   management.
VAN KAMPEN LIFE INVESTMENT
  TRUST -- CLASS II
Comstock Portfolio                 Seeks capital growth and income    Van Kampen Asset Management
                                   through investments in equity
                                   securities, including common
                                   stocks, preferred stocks and
                                   securities convertible into
                                   common and preferred stocks.
Enterprise Portfolio+              Seeks capital appreciation         Van Kampen Asset Management
                                   through investments in securities
                                   believed by the Portfolio's
                                   investment adviser to have above
                                   average potential for capital
                                   appreciation.


---------
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.

Certain Variable Funding Options may have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds."

                                  FIXED ACCOUNT

--------------------------------------------------------------------------------

We may offer our Fixed Account as a funding option. Please refer to your Contract and Appendix D for more information.

                             CHARGES AND DEDUCTIONS

--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     -    administration of the annuity options available under the Contracts

     -    the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your registered representative

     -    other costs of doing business

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

WITHDRAWAL CHARGE

We do not deduct a sales charge from Purchase Payments when they are made to the Contract. However, a withdrawal charge will apply if Purchase Payments are withdrawn before they have been in the Contract for seven years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.) We will assess the charge as a percentage of the Purchase Payment withdrawn as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                2 years               6%
         2 years                4 years               5%
         4 years                5 years               4%
         5 years                6 years               3%
         6 years                7 years               2%
        7 + years                                     0%


For purposes of the withdrawal charge calculation, withdrawals are deemed to be taken first from:

     (a)  any Purchase Payment to which no withdrawal charge applies, then

     (b) any remaining free withdrawal allowance (as described below) (after being reduced by (a)), then

     (c) any remaining Purchase Payment to which a withdrawal charge applies (on a first-in, first-out basis), then

     (d)  any Contract earnings

Unless you instruct us otherwise, we will deduct the withdrawal charge from the amount requested.

We will not deduct a withdrawal charge if Purchase Payments are distributed:

     - due to the death of the Contract Owner or the Annuitant (with no Contingent Annuitant surviving)

     - in the form of lifetime Annuity Payments or Annuity Payments for a fixed period of at least five years

     -    under the Managed Distribution Program

     -    under the Nursing Home Confinement provision (as described in Appendix
          E)

FREE WITHDRAWAL ALLOWANCE

Beginning in the second Contract Year, you may withdraw up to 10% of the Contract Value annually, without a withdrawal charge. We calculate the available withdrawal amount as of the end of the previous Contract Year. If you have Purchase Payments no longer subject to a withdrawal charge, the maximum you may withdraw without a withdrawal charge is the greater of (a) the free withdrawal allowance or (b) the total amount of Purchase Payments no longer subject to a withdrawal charge. Any free withdrawal taken will reduce Purchase Payments no longer subject to a withdrawal charge. The free withdrawal allowance applies to any partial or full withdrawal. The free withdrawal allowance is not cumulative from year to year.

Any withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty may be assessed on any withdrawal if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of a withdrawal.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $30 annual Contract administrative charge and the administrative expense charge. The annual Contract administrative charge will be deducted on a pro-rata basis from amounts allocated to the Variable Funding Options. We will deduct this charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e. calculate) from the date of purchase. We will prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge from the Fixed Account, if it is available, or:

     (1)  from the distribution of death proceeds;

     (2)  after an annuity payout has begun; or

     (3) if the Contract Value on the date of assessment equals or is greater than $40,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts held in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. If you choose the Standard Death Benefit, the M&E charge is 1.30% annually. If you choose the Step-Up Death Benefit, the M&E charge is 1.40% annually. If you choose the Roll-Up Death Benefit, the M&E charge is 1.60% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your registered representative.

VARIABLE LIQUIDITY BENEFIT CHARGE

If the Variable Liquidity Benefit is selected, there is a maximum charge of 6% of the amounts withdrawn. This charge is not assessed during the accumulation phase.

We will assess the charge as a percentage of the total benefit received as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                2 years               6%
         2 years                4 years               5%
         4 years                5 years               4%
         5 years                6 years               3%
         6 years                7 years               2%
        7+ years                                      0%


Please refer to "Payment Options" for a description of this benefit.

ENHANCED STEPPED-UP PROVISION CHARGE

If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.20% of the amounts held in each funding option. The E.S.P. option is available if the owner and Annuitant are both age 75 or younger on the Contract Date.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE

If you elect to add a GMWB rider to your Contract, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge depends on which GWMB rider you select. The current charge for each rider is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%. These GMWB riders may be elected only at the time of your initial purchase of the Contract.

GUARANTEED MINIMUM ACCUMULATION BENEFIT CHARGE

If the GMAB option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.50% of the amounts held in each funding option.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

--------------------------------------------------------------------------------

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, i.e., American Funds Global Growth Fund, Templeton Foreign Securities Fund, Janus Aspen Series Global Life Sciences Portfolio, Janus Aspen Series Global Technology Portfolio, Legg Mason Partners Variable Small Cap Growth Portfolio, BlackRock High Yield Portfolio, Clarion Global Real Estate Portfolio, Dreman Small-Cap Value Portfolio, Harris Oakmark International Portfolio, Lord Abbett Bond Debenture Portfolio, Met/AIM Small Cap Growth Portfolio, MFS(R) Emerging Markets Equity Portfolio, MFS(R) Research International Portfolio, Pioneer Strategic Income Portfolio, Third Avenue Small Cap Value Portfolio, Oppenheimer Global Equity Portfolio, and T. Rowe Price Small Cap Growth Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. In addition, as described below, we treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; any additional violation will result in the imposition of the transfer restrictions described below. Further, as Monitored Portfolios, American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions, and transfer restrictions may be imposed upon a violation of either monitoring policy.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as separate accounts funding variable insurance contracts or retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract

Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

In addition to the DCA Program, within the Fixed Account, we may credit increased interest rates to Contract Owners under an administrative Special DCA Program established at our discretion, depending on availability and state law. Under this program, the Contract Owner may pre-authorize level transfers to any of the funding options under a 6 Month, 12 Month or 24 Month Special DCA Program. The programs may have different credited interest rates. We must transfer all Purchase Payments and accrued interest on a level basis to the selected funding options in the applicable time period. Under each program, the interest will accrue only on the remaining amounts in the Special DCA Program. For example, under the 12 Month program, the interest rate can accrue up to 12 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest in this program on a level basis to the selected funding options in 12 months.

The pre-authorized transfers will begin after the initial program Purchase Payment and complete enrollment instructions are received by the Company. If we do not receive complete program enrollment instructions within 15 days of receipt of the initial program Purchase Payment, the entire balance in the program will be transferred into the Money Market Variable Funding Option.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, we will credit your Contract Value for the remainder of 6 or 12 months with the interest rate for non-DCA Program funds.

You may only have one DCA Program or Special DCA Program in place at one time.

All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service. If the Fixed Account is not available as a funding option, you may still participate in the DCA Program.

                              ACCESS TO YOUR MONEY

--------------------------------------------------------------------------------

Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any withdrawal charge, and any premium tax not previously deducted. Unless you submit a Written Request specifying the Variable Funding Option(s) and/or the Fixed Account from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

For amounts allocated to the Variable Funding Options, we may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. For amounts allocated to the Fixed Account, we may defer payment of any Cash Surrender Value for a period up to six months. In either case, it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We may withhold payment of surrender or withdrawal proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes and withdrawal charge. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners (where allowed by state law). There is currently no additional fee for electing systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion and may be subject to Contract charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations.") These payments will not be subject to the withdrawal charge and will be in lieu of the free withdrawal allowance. No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS

--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from either the Variable Funding Options or the Fixed Account, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living:

     -    the death benefit will not be payable upon the Annuitant's death

     -    the Contingent Annuitant becomes the Annuitant

     -    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT

--------------------------------------------------------------------------------

Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or election of spousal contract continuance or beneficiary contract continuance ("Death Report Date").

There are age restrictions on certain death benefits (see "The Annuity
Contract".)

NOTE: If the owner dies before the Annuitant, the death benefit is recalculated, replacing all referenced to "Annuitant" below with "owner". All death benefits will be reduced by any premium tax and outstanding loans not previously deducted.

DEATH PROCEEDS BEFORE THE MATURITY DATE

DEFERRED ANNUAL STEP-UP (STANDARD DEATH BENEFIT)

We will pay to the beneficiary a death benefit in an amount equal to the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax or outstanding loans:

     (1)  the Contract Value on the Death Report Date

     (2)  your adjusted Purchase Payment (see below)* or

     (3)  the Step-Up Value (if any, as described below)**

STEP-UP DEATH BENEFIT

We will pay to the beneficiary a death benefit in an amount equal to the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax or outstanding loans:

     (1)  the Contract Value on the Death Report Date

     (2)  your Adjusted Purchase Payment (see below)* or

     (3)  the Step-Up Value (if any, as described below)

ROLL-UP DEATH BENEFIT

-------------------------------------------------------------------------------------
If the Annuitant dies before
age 80, the death benefit will
be the greatest of:                 -  the Contract Value on the Death Report Date;
                                    -  your Adjusted Purchase Payment (see below)*;
                                    -  the Step-Up Value, if any, (as described
                                       below)**
                                    -  the Roll-Up Death Benefit Value (as described
                                       below)**
-------------------------------------------------------------------------------------
If the Annuitant dies on or
after age 80, the death benefit
will be the greatest of:            -  the Contract Value on the Death Report Date;
                                    -  your Adjusted Purchase Payment (see below)* or
                                    -  the Step-Up Value, if any, as described
                                       below**, or
                                    -  the Roll-Up Death Benefit Value (as described
                                       below)** on the Annuitant's 80(th) birthday,
                                       plus any additional Purchase Payments and
                                       minus any partial surrender reductions (as
                                       described below) that occur after the
                                       Annuitant's 80(th) birthday.
-------------------------------------------------------------------------------------


* If you have elected a GMWB Rider (Principal Guarantee) your Adjusted Purchase Payment will NOT be calculated as described below but will be equal to your aggregate Purchase Payments minus your aggregate withdrawals from the date you purchase the rider.

** Your Step-Up Value or your Roll-Up Death Benefit Value will be subject to the partial surrender reduction below even if you have elected a GMWB rider.

ADJUSTED PURCHASE PAYMENT. The initial Adjusted Purchase Payment is equal to the initial Purchase Payment. Whenever an additional Purchase Payment is made, the Adjusted Purchase Payment is increased by the amount of the Purchase Payment. Whenever a partial surrender is taken, the Adjusted Purchase Payment is reduced by a Partial Surrender Reduction, described below.

STEP-UP VALUE (FOR STANDARD DEATH BENEFIT)

The Step-Up Value will initially equal the Contract Value on the seventh Contract Date anniversary that occurs before the Annuitant's 80th birthday and before the Death Report Date. On each subsequent Contract Date anniversary that occurs before the Annuitant's 80th birthday and before the Annuitant's death, if the Contract Value is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value. If the Step-Up Value is greater than the Contract Value, the Step-Up Value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up Value will be increased by the amount of that Purchase Payment. Whenever a withdrawal is taken, the Step-Up Value will be reduced by a Partial Surrender Reduction as described below. The only changes made to the Step-Up Value on or after the Annuitant's 80th birthday will be those related to additional Purchase Payments or partial surrenders as described below. If the Death Report Date or the Annuitant's 80th birthday is before the seventh Contract Date anniversary, there is no Step-Up Value.

STEP-UP VALUE (FOR STEP-UP AND ROLL-UP DEATH BENEFITS)+

The Step-Up Value will initially equal the Contract Value on the first Contract Date anniversary. On each subsequent Contract Date anniversary that occurs before the Annuitant's 80th birthday and before the Annuitant's death, if the Contract Value is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value. If the Step-Up Value is greater than the Contract Value, the Step-Up Value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up Value will be increased by the amount of that Purchase Payment. Whenever a withdrawal is taken, the Step-Up Value will be reduced by a Partial Surrender Reduction as described below. The only changes made to the Step-Up value on or after the Annuitant's 80th birthday will be those related to additional Purchase Payments or partial surrenders as described below.

ROLL-UP DEATH BENEFIT VALUE+

On the Contract Date, the Roll-Up Death Benefit Value is equal to the Purchase Payment. On each Contract Date anniversary, the Roll-Up Death Benefit Value will be recalculated to equal a) plus b) minus c), increased by 5%, where:

     a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     b)   is any Purchase Payment made during the previous Contract Year

     c) is any Partial Surrender Reduction (as described below) during the previous Contract Year.

On dates other than the Contract Date anniversary, the Roll-Up Death Benefit Value will equal a) plus b) minus c) where:

     a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     b) is any Purchase Payment made since the previous Contract Date anniversary

     c) is any Partial Surrender Reduction (as described below) since the previous Contract Date anniversary

+May not be available in all states. Please check with your registered representative.

The maximum Roll-Up Death Benefit equals 200% of the difference between all Purchase Payments and all partial surrender reductions** (as described below).

PARTIAL SURRENDER REDUCTIONS.

ADJUSTED PURCHASE PAYMENT: The Partial Surrender Reduction equals (1) the Adjusted Purchase Payment in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the withdrawal.

For example, assume your current Contract Value is $55,000. If your current Adjusted Purchase Payment is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Adjusted Purchase Payment as follows:

           $50,000 x ($10,000/$55,000) = $9,090

Your new Adjusted Purchase Payment would be $50,000-$9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current Adjusted Purchase Payment is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Adjusted Purchase Payment as follows:

           $50,000 x ($10,000/$30,000) = $16,666

Your new Adjusted Purchase Payment would be $50,000-$16,666, or $33,334.

STEP-UP AND ROLL-UP VALUE: The Partial Surrender Reduction equals (1) the death benefit (Step-Up or Roll-Up Value) in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender.

For example, assume your current Contract Value is $55,000. If your current Step-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Step-Up Value as follows:

           $50,000 x ($10,000/$55,000) = $9,090

Your new Step-Up Value would be $50,000-$9,090, or $40,910. The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current Step-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Step-Up Value as follows:

           $50,000 x ($10,000/$30,000) = $16,666

Your new Step-Up Value would be $50,000-$16,666, or $33,334.

ENHANCED STEPPED-UP PROVISION ("E.S.P.")

THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

The rider effective date is the date the rider is attached to and made a part of the Contract. If you have selected the E.S.P., the total death benefit as of the Death Report Date will equal the death benefit described above plus the greater of zero or the following amount:

IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE RIDER EFFECTIVE DATE, 40% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date; or

IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE RIDER EFFECTIVE DATE, 25% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date.

THE INITIAL MODIFIED PURCHASE PAYMENT is equal to the Contract Value as of the rider effective date. Whenever a Purchase Payment is made after the rider effective date, the modified Purchase Payment(s) are increased by the amount of the Purchase Payment. Whenever a partial surrender is taken after the rider effective date, the modified Purchase Payment(s) are reduced by a partial surrender reduction as described below.

THE PARTIAL SURRENDER REDUCTION IS EQUAL TO: (1) the modified Purchase Payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

For example, assume your current modified Purchase Payment is $50,000 and that your current Contract Value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified Purchase Payment as follows:

           $50,000 X ($10,000/$55,000) = $9,090

You new modified Purchase Payment would be $50,000-$9,090 = $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current modified Purchase Payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified Purchase Payment as follows:

           $50,000 X ($10,000/$30,000) = $16,666

Your new modified Purchase Payment would be $50,000-$16,666 = $33,334.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

NON-QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS NOT THE         The beneficiary(ies), or if    The beneficiary elects to      Yes
ANNUITANT) (WITH NO JOINT     none, to the Contract          continue the Contract rather
OWNER)                        Owner's estate.                than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS THE ANNUITANT)  The beneficiary(ies), or if    The beneficiary elects to      Yes
(WITH NO JOINT OWNER)         none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The surviving joint owner.                                    Yes
IS NOT THE ANNUITANT)

--------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The beneficiary(ies), or, if   The beneficiary elects to      Yes
IS THE ANNUITANT)             none, to the surviving joint   continue the Contract rather
                              owner.                         than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The surviving joint owner.     The spouse elects to           Yes
NOT THE ANNUITANT)                                           continue the Contract.

--------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The beneficiary(ies), or if    The spouse elects to           Yes
THE ANNUITANT)                none, to the surviving joint   continue the Contract.
                              owner
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             continue the Contract and
                                                             instruct the Company to pay
                                                             the beneficiary.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS NOT THE     The beneficiary(ies), or if    The beneficiary elects to      Yes
CONTRACT OWNER)               none, to the Contract Owner.   continue the Contract rather
                                                             than receive a lump sum
                                                             distribution.
                                                             But, if there is a
                                                             Contingent Annuitant, then
                                                             the Contingent Annuitant
                                                             becomes the Annuitant and
                                                             the Contract continues in
                                                             effect (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             owner.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS THE         See death of "owner who is                                    Yes
CONTRACT OWNER)               the Annuitant" above.

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHERE OWNER IS A NON-NATURAL ENTITY/TRUST)
The beneficiary(ies), or if                                  Yes (Death of Annuitant is
  none, to the owner.                                        treated as death of the
                                                             owner in these
                                                             circumstances.)
--------------------------------------------------------------------------------------------------------------
CONTINGENT ANNUITANT          No death proceeds are                                         N/A
(ASSUMING ANNUITANT IS STILL  payable; Contract continues.
ALIVE)

--------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER/ANNUITANT               The beneficiary(ies), or if    The beneficiary elects to      Yes
                              none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.
--------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


---------
* Certain payout rules of the Code are triggered upon the death of any owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of contract proceeds within 5 years of death. Spousal beneficiaries must choose to continue the Contract as allowed under the spousal contract continuance provision described below within one year of death. For Qualified Contracts, if mandatory distributions have already begun at the death of the Annuitant, the 5-year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

The terms and conditions that applied to the original Contract (including Contract fees and charges) will also apply to the continued Contract, with certain exceptions described in the Contract. Any Purchase Payment made before the Death Report Date is no longer subject to a withdrawal charge if your spouse elects to continue the Contract. Purchase Payments made to the Contract after the Death Report Date will be subject to the withdrawal charge. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract. For purposes of the death benefit on the continued Contract, the death benefit will be calculated the same as prior to continuance except all values used to calculate the death benefit, which may include a Step-Up Value or Roll-Up Death Benefit Value (depending on the optional benefit), are reset on the date the spouse continues the contract.

Spousal continuation will not satisfy required minimum distribution rules for Qualified Contracts other than IRAs. In addition, because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation, are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Please consult a tax advisor before electing this option.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    transfer ownership

     -    make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date without a withdrawal charge. The E.S.P. option is not available to a beneficiary continuing the Contract under this provision. All other fees and charges applicable to the original Contract will also apply to the continued Contract; the E.S.P. charge no longer applies. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

PLANNED DEATH BENEFIT

You may request that rather than receive a lump-sum death benefit, the beneficiary(ies) receive all or a portion of the death benefit proceeds either:

     - as a variable or fixed annuity for life or a period that does not exceed the beneficiary's life expectancy, or

     - under the terms of the Beneficiary Continuance provision described above. If the Beneficiary Continuance provision is selected as a planned death benefit, no surrenders will be allowed other than payments meant to satisfy minimum distribution amounts or systematic withdrawal amounts, if greater.

You must make the planned death benefit request as well as any revocation of this request in writing. Upon your death, your beneficiary(ies) cannot revoke or modify this request. If the death benefit at the time we receive Due Proof of Death is less than $2,000, we will only pay a lump sum to the beneficiary. If periodic payments due under the planned death benefit election are less than $100, we reserve the right to make Annuity Payments at less frequent intervals, resulting in a payment of at least $100 per year. If no beneficiary is alive when death benefits become payable, we will pay the death benefit as provided in your Contract.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

                                 LIVING BENEFITS

--------------------------------------------------------------------------------

GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE")

For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit, or "GMWB". A GMWB rider is designed to protect your investment from poor market performance, as long as you do not withdraw more than a certain amount from your Contract each year.

AVAILABILITY AND ELIGIBILITY. We offer several different GMWB riders so that you can choose the level of benefits and costs that makes the most sense for you. This prospectus offers three different GMWB riders, and the availability of each depends on when you purchase your Contract and your state of residence. The three GMWB riders described in this prospectus are called "GMWB I", "GMWB II", and "GMWB III" ; we may refer to any one of these as GMWB. The availability of each rider is shown below.

--------------------------------------------------------------------------------------------------------------
         NAME OF RIDER:                    GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
ALSO CALLED:                         Principal Guarantee       Principal Guarantee       Principal Guarantee
                                                                                                Value
--------------------------------------------------------------------------------------------------------------
AVAILABILITY:                         Not available for       Available on or after     Available on or after
                                    purchase on or after        March 21, 2005 if         March 21, 2005 if
                                   March 21, 2005, unless    approved in your state    approved in your state
                                   GMWB II is not approved
                                        in your state
--------------------------------------------------------------------------------------------------------------


CURRENTLY, YOU MAY ELECT A GMWB RIDER ONLY AT THE TIME OF YOUR INITIAL PURCHASE OF THE CONTRACT. You may not elect a GMWB rider if you have also elected the GMAB rider offered under this Contract.

REMAINING BENEFIT BASE ("RBB"). For all GMWB riders, the amount of your investment that is guaranteed is called the "remaining benefit base" or "RBB." Your initial RBB is equal to your initial Purchase Payment. If you added the GMWB after the initial purchase of the Contract, the Initial RBB is the Contract Value on the date the GMWB was added. The RBB is not a lump sum guarantee, rather, it is the amount that we guarantee to return to you through a series of payments that annually do not exceed a percentage of your RBB.

ANNUAL WITHDRAWAL BENEFIT ("AWB"). The annual percentage of your RBB that is available for withdrawal is called the "annual withdrawal benefit" or "AWB". Each year you may take withdrawals that do not exceed your AWB until your RBB is depleted. Each year you may take your AWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your AWB without affecting your guarantee. If you choose to receive only a part of, or none of, your AWB in any given year, your AWB in any subsequent year will not be increased. In that case you are choosing to deplete your RBB over a longer period of time.

The AWB is a percentage of your RBB and depends on which GMWB rider you select. Your initial AWB is calculated as a percentage of the RBB immediately before your first withdrawal:

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
If you make your first                    5% of RBB                 5% of RBB                 5% of RBB
withdrawal before the 3rd
anniversary
after you purchase GMWB:
--------------------------------------------------------------------------------------------------------------
If you make your first                   10% of RBB                10% of RBB                 5% of RBB
withdrawal on or after the 3(rd)
anniversary after you purchase
GMWB:
--------------------------------------------------------------------------------------------------------------


ADDITIONAL PREMIUM Currently, additional Purchase Payments serve to increase your RBB and AWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original AWB as shown above.

We reserve the right not to include additional Purchase Payments into the calculation of the RBB or AWB.

WITHDRAWALS When you make a withdrawal, your AWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase or reset of GMWB (or "GMWB Anniversary"), including the current withdrawal, does not exceed your AWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB anniversary, including the current withdrawal, exceeds your AWB immediately prior to the current withdrawal, we will recalculate both your RBB and AWB. The recalculation depends on which GMWB rider you select:

IF YOU SELECT GMWB II OR GMWB III:

     - To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

IF YOU PURCHASED GMWB I:

     - To recalculate your RBB, we reduce your RBB by a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

We will waive any surrender charge on amounts that you withdraw up to your AWB on amounts up to the amount withdrawn under our Managed Distribution Program, even if such annual amount withdrawn is greater than your free withdrawal allowance.

WITHDRAWAL EXAMPLES. The following examples are intended to illustrate the effect of withdrawals on your RBB and AWB, depending on which GMWB rider you select. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties. Assume your initial RBB is $100,000, your age is less than 70, and you take a withdrawal of $10,000 after your first GMWB
Anniversary:

                   WITHDRAWAL EXAMPLE FOR GMWB II AND GMWB III

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
PARTIAL
WITHDRAWAL        N/A         (100,000 x           [5,000 x (1-         N/A         (100,000 x           [5,000 x (1-
REDUCTION                  10,000/110,000) =    90,000/100,000)] =               10,000/90,000) =     88,889/100,000)] =
(PWR)                            9,091                  500                           $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT                   $10,000                                               $11,111
OF THE
WITHDRAWAL                  (10,000>9,091)                                        (11,111>10,000)
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $100,000         $90,000               $4,500          $80,000         $88,889               $4,444
-------------------------------------------------------------------------------------------------------------------------


                          WITHDRAWAL EXAMPLE FOR GMWB I

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY                     $90,909               $4,545                          $88,889               $4,444
AFTER
WITHDRAWAL               [100,000 -- (100,000         [(5,000                  [100,000 -- (100,000        [5,000 x
               $100,000    x10,000/110,000)]     x90,909/100,000)]    $80,000    x10,000/90,000)]      (88,889/100,000)]
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $9,091                 $455           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------


TAX-QUALIFIED DISTRIBUTION PROGRAMS (GMWB II AND GMWB III ONLY). If you select GMWB II or GMWB III, subject to certain limitations and restrictions, your AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

For purposes of GMWB II and GMWB III, the following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     - Distributions intended to satisfy the required minimum distribution rules under Internal Revenue Code ("Code") Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to:

          -    a qualified retirement plan (Code Section 401),

          -    a tax-sheltered annuity (Code Section 403(b)),

          -    an individual retirement account (Code Sections 408(a)),

          -    an individual retirement annuity (Code Section 408(b)), or

          -    a qualified deferred compensation plan (Code Section 457).

          Required minimum distribution must be calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before the entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate (each table as in effect as of January 1, 2004).

     - Distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life of a designated beneficiary;

     - Distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710 (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program); or

     - Distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Beneficiary or the joint lives (or joint life expectancies) of such Beneficiary and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9, Notice 2004-15, page 526. (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program).

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

     - YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB rider, however your RBB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB Anniversary, and you may only make the change during the 30-day period after your GMWB Anniversary. At the time you purchase GMWB, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age 70 1/2 before the first GMWB anniversary.

          You are advised to take your required distributions prior to purchasing GMWB in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

     - ANY WITHDRAWALS OUTSIDE OF THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB (a "GMWB Year"). If during any GMWB Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB rider, however for the remainder of the GMWB Year your RBB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

RESET (GMWB I AND GMWB II ONLY). If you select GMWB I or GMWB II, you may choose to reset your RBB starting with the 5th year anniversary date of your GMWB purchase. In accordance with the terms of the rider we have established the following procedures for resets. If you elect to reset within 30 days prior to the end of the 5th contract year, your new RBB will be reset to equal your current Contract Value. If you do not reset on the 5th year anniversary, you will have the opportunity to elect to reset during the 30-day period prior to each anniversary following the date of your 5th year anniversary of your GMWB purchase. In the event that you elect a reset you will be eligible to reset your RBB again provided that 5 contract years have elapsed since the most recent reset, so long as your election is made during the 30-day period prior to the anniversary date of your GMWB purchase.

Each time you reset your RBB, your new AWB will equal a percentage of your new RBB. The percentage used is the same percentage used to calculate your AWB before the reset.

If you are age 95 and are taking withdrawals under a Tax-Qualified Distribution Program, you may not reset if you purchased GMWB II.

Depending on your Contract Value and the current fee for GMWB, it may not be beneficial to reset your RBB. Generally, it may be beneficial to reset your RBB if your Contract Value exceeds your RBB. However, the charge may increase if you elect to reset the RBB. (In such cases, the charge will never exceed the guaranteed maximum charge.) Further, if you reset your RBB, your new AWB may be higher or lower than your current AWB. In addition, the length of time over which you can expect to receive your RBB will be reset.

INVESTMENT RESTRICTIONS (GMWB II AND GMWB III ONLY)

We reserve the right to restrict allocations to a Variable Funding Option or limit the percentage of Contract value that may be allocated to a Variable Funding Option at any time. If we do so we would provide you with asset allocation requirements, and we reserve the right to require periodic rebalancing of Contract value allocated to Variable Funding Options according to specified percentages. We will provide no less than 30 days advanced written notice if we exercise our right to restrict or limit allocations to a Variable Funding Option and/or require periodic rebalancing between Variable Funding Options. Our ability to restrict allocations to a Variable Funding Option may be different depending on your state.

If we restrict allocations to a Variable Funding Option, as of the effective date of the restriction, we will no longer allow additional Purchase Payments to be applied, or transfers of Contract value to be allocated into the restricted Variable Funding Option. Any Contract value previously allocated to a restricted Variable Funding Option will not be subject to the restriction. If we impose a limit on the percentage of Contract value allocated to a Variable Funding Option, as of the effective date of the restriction, we will impose the limit on all subsequent allocations.

GMWB CHARGE. The charge for your GMWB rider is different depending on which version of GMWB you choose. For all GMWB riders, the charge is deducted each business day from amounts held in each Variable Funding Option. The current charge for each rider, on an annual basis, is shown below. Your current charge will not change unless you reset your benefits, at which time we may modify the charge. In such case the charge will never exceed 1.00%.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
Current Annual Charge                       0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
Maximum Annual Charge After a               1.00%                     1.00%                      N/A
Reset
--------------------------------------------------------------------------------------------------------------


MAXIMUM RBB. Although we have no current plans to do so, in the future we may impose a maximum RBB. If we do, we would stop including additional Purchase Payments into the calculation of your RBB. If we impose a maximum RBB for Purchase Payments or reset, the maximum RBB will never be less than the cumulative Purchase Payments to which we have previously consented.

Currently you must obtain our consent to purchase any RBB over $1 million. Purchase Payments under $1 million are not subject to a maximum RBB.

TERMINATION. Once you purchase GMWB I, you cannot cancel it. If you select GMWB II or GMWB III, you may terminate your rider at any time after the 5(th) anniversary of your purchase of GMWB. Once you terminate a GMWB III rider, you cannot re-elect it. You must request your termination in writing. All GMWB riders terminate automatically when you reach the maturity date of your Contract, if your Contract is assigned, or if the rider is exchanged for a similar rider offered by us.

OTHER INFORMATION ABOUT GMWB. If your Contract Value reaches zero, and you have purchased this benefit, the following will occur:

     - The AWB will continue to be paid to you until the RBB is depleted, not more frequently than monthly. Upon your death, your beneficiary will receive these payments. No other death benefit or optional benefit, if any, will be paid.

     - The total annual payment amount will equal the AWB and will never exceed your RBB, and

     - We will no longer accept subsequent Purchase Payments into the Contract.

If a spouse or beneficiary continues this Contract upon your death, and you had elected GMWB, all terms and conditions of this benefit would apply to the new owner.

Please refer to the Death Benefit section for information on how GMWB may impact your death benefit.

COMPARISON OF IMPORTANT DIFFERENCES AMONG THE GMWB RIDERS

The following chart may help you decide which version of GMWB is best for you.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
AWB                                  5% of RBB if first        5% of RBB if first             5% of RBB
                                   withdrawal before 3(rd)   withdrawal before 3(rd)
                                   anniversary 10% of RBB    anniversary 10% of RBB
                                   if first withdrawal on    if first withdrawal on
                                       or after 3(rd)            or after 3(rd)
                                         anniversary               anniversary
--------------------------------------------------------------------------------------------------------------
ANNUAL CHARGE                               0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
RESET                                        Yes                       Yes                       No
--------------------------------------------------------------------------------------------------------------
CAN I CANCEL MY GMWB?                        No               Yes, after the 5(th)      Yes, after the 5(th)
                                                               anniversary of GMWB       anniversary of GMWB
                                                                    purchase                  purchase
--------------------------------------------------------------------------------------------------------------
INVESTMENT RESTRICTIONS                      No                        Yes                       Yes
--------------------------------------------------------------------------------------------------------------
WAIVER OF RECALCULATION OF AWB               No                        Yes                       Yes
FOR DISTRIBUTIONS FROM TAX-
QUALIFIED PLANS
--------------------------------------------------------------------------------------------------------------


GUARANTEED MINIMUM ACCUMULATION BENEFIT ("GMAB")

We offer a Guaranteed Minimum Accumulation Benefit rider ("GMAB Rider") for an additional charge. The GMAB Rider guarantees that your Contract Value will not be less than a minimum amount at the end of a specified number of years. If your Contract Value is less than the minimum guaranteed amount on the Rider Maturity Date, we will apply additional amounts to increase your Contract Value so that it is equal to the guaranteed amount. If you elect the GMAB Rider, we require that you allocate your Contract Value according to certain limitations and restrictions, and agree to periodic rebalancing of your Contract Value.

Currently, the GMAB Rider may only be elected at the time that you purchase your Contract. We may make the GMAB Rider available to Contracts after their effective date at a later date subject to certain additional terms and restrictions. You may not elect the GMAB Rider if you have also elected the GMWB Rider offered under the Contract.

BENEFIT DESCRIPTION & KEY TERMS

If you elect the GMAB Rider, we guarantee that if your Contract Value is less than your Benefit Base (defined below) on the Rider Maturity Date (defined below), we will apply additional amounts to your Contract to increase your Contract Value so that it is equal to the Benefit Base. Any additional amounts that we apply to your Contract to increase the Contract Value to equal the Benefit Base will be allocated to the money market Subaccount on the Rider Maturity Date. Any such additional amounts will be treated as earnings under your Contract, and will not be subject to a withdrawal charge once they are applied to your Contract.

If your Contract Value is equal to or greater than the Benefit Base on the Rider Maturity Date, the GMAB Rider will terminate and no additional amounts will be applied to your Contract.

Benefit Base: The Benefit Base is equal to the Base Calculation Amount on the Rider Maturity Date and represents the minimum Contract Value that we guarantee on such date. We do not guarantee the Benefit Base on any day other than the Rider Maturity Date. The Benefit Base will not be available for withdrawal nor will it be used to calculate any benefits under the Contract prior to the Rider Maturity Date. The Benefit Base can never be less than zero.

Base Calculation Amount: We calculate the Base Calculation Amount to determine the Benefit Base. On the Rider Effective Date, the Base Calculation Amount is equal to your initial Purchase Payment. Aggregate Purchase Payments over $1 million are subject to our consent, including our consent to limit the Base Calculation Amount applicable to your GMAB Rider. We may impose a maximum Base Calculation Amount (and thereby, a maximum Benefit Base) in the future for Contract Owners who elect the GMAB Rider, but the maximum Base Calculation Amount will never be less than the Base Calculation Amount to which we have previously consented. We reserve the right to restrict increases in your maximum Base Calculation Amount based on subsequent Purchase Payments if such Purchase Payments would cause you Base Calculation Amount to be greater than our maximum Base Calculation Amount. We will not limit or impose a maximum Base Calculation Amount if your aggregate Purchase Payments are under $1 million. If you purchase more than one contract issued by the Company in the same calendar year and elect the GMAB Rider on each contract, the $1,000,000 Benefit Base maximum may be applied to the aggregate Benefit Base for all contracts. State variations may apply.

The Base Calculation Amount will not be used to calculate any benefits under the Contract, other than the GMAB Rider Liquidity Option described below. The Base Calculation Amount can never be less than zero. The Base Calculation Amount may change between the Rider Effective Date and Rider Maturity Date if you make additional Purchase Payments or request withdrawals from your Contract.

     - If you make an additional Purchase Payment(s) within 12 months after the Rider Effective Date, we will increase the Base Calculation Amount by the amount of the Purchase Payment. If you make an additional Purchase Payment(s) more than 12 months after the Rider Effective Date, we will not increase the Base Calculation Amount; however your Contract Value will increase, reflecting the amount of the Purchase Payment. Therefore, Purchase payments made more than 12 months after the Rider Effective Date may have a significant impact on whether a benefit is due under the GMAB Rider. Even if Purchase Payments made prior to and during the 12-month period after the Rider Effective Date lose significant value, if on the Rider Maturity Date the Contract Value, which includes all Purchase Payments, is equal to or greater than the Benefit Base, which includes all the Purchase Payments prior to or during that 12-month period, then no benefit is due. You should consider this prior to making an additional Purchase Payment more than 12 months after the Rider Effective Date. The GMAB Rider may not be appropriate for you if you anticipate making Purchase Payments after the 12-month period.

     - If you request a partial withdrawal, we will decrease the Base Calculation Amount in effect as of the date of the request by the actual dollar amount of the withdrawal or the Partial Withdrawal Reduction amount, whichever is greater. The Partial Withdrawal Reduction amount is equal to the Base Calculation Amount in effect immediately prior to the reduction for the partial withdrawal multiplied by the actual amount of the partial withdrawal divided by the Contract Value immediately prior to the partial withdrawal. When determining the impact of a partial withdrawal on the Base Calculation Amount, the actual amount of the partial withdrawal will include any withdrawal charges and taxes that were deducted at the time of the partial withdrawal.

Rider Maturity Date: The Rider Maturity Date is the anniversary of the Rider Effective Date that corresponds to the number of years you elect as the Rider Period (described below).

Rider Period: The Rider Period is the number of years you select between the Rider Effective Date and the Rider Maturity Date. Currently, we only offer a Rider Period of ten (10) years. We may offer Rider Periods of lesser or greater duration available in the future, subject to additional terms, conditions and limitations.

EXAMPLES OF BENEFIT BASE/BASE CALCULATION AMOUNT

Below are examples of how we determine the Benefit Base and Base Calculation Amount, as well as examples showing the impact of subsequent Purchase Payments and partial withdrawals. For purposes of each example below, assume that you elect the GMAB Rider on the effective date of your Contract and that your initial Purchase Payment is $100,000.

The example below illustrates the impact of the guarantee provided under the GMAB Rider assuming that your Contract Value increases or decreases during the Rider Period.

                EXAMPLES OF GMAB RIDER ON THE RIDER MATURITY DATE

-------------------------------------------------------------------------------------------------------------------
                           INCREASING CONTRACT VALUE                           DECLINING CONTRACT VALUE
-------------------------------------------------------------------------------------------------------------------
                                      BASE                                               BASE
                   CONTRACT       CALCULATION                         CONTRACT       CALCULATION
                    VALUE            AMOUNT        BENEFIT BASE        VALUE            AMOUNT        BENEFIT BASE
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE               $100,000         $100,000      Not Applicable      $110,000         $100,000      Not Applicable
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
RIDER
MATURITY DATE      $110,000         $100,000         $100,000         $90,000          $100,000         $100,000
-------------------------------------------------------------------------------------------------------------------
AMOUNT
APPLIED TO
CONTRACT
VALUE DUE TO
GMAB RIDER                           $0(1)                                            $10,000(2)
-------------------------------------------------------------------------------------------------------------------


(1) If your Contract Value on the GMAB Rider Maturity Date is equal to or greater than the Benefit Base, we will not apply any additional amounts to your Contract Value. Your GMAB Rider will terminate and we will no longer deduct the annual charge for the rider.
(2) If your Contract Value on the GMAB Rider Maturity Date is less than the Benefit Base, we will apply additional amounts to your Contract Value so that it is equal to the Benefit Base. The additional amount will be added to the money market Subaccount.

The example below illustrates the impact of making an additional $10,000 Purchase Payment while the GMAB Rider is in effect, specifically the different manner in which we will treat Purchase Payments for purpose of determining the Base Calculation Amount based on when the Purchase Payment is made.

  EXAMPLES OF ADDITIONAL PURCHASE PAYMENTS -- IMPACT ON BASE CALCULATION AMOUNT

-------------------------------------------------------------------------------------------------------------------
                  ADDITIONAL PURCHASE PAYMENT WITHIN 12 MONTHS       ADDITIONAL PURCHASE PAYMENT AFTER 12 MONTHS
-------------------------------------------------------------------------------------------------------------------
                                                       BASE                                               BASE
                   CONTRACT         PURCHASE       CALCULATION        CONTRACT         PURCHASE       CALCULATION
                    VALUE           PAYMENT           AMOUNT           VALUE           PAYMENT           AMOUNT
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE               $100,000         $100,000         $100,000         $100,000         $100,000         $100,000
-------------------------------------------------------------------------------------------------------------------
VALUE BEFORE
ADDITIONAL
PURCHASE
PAYMENT            $110,000      Not Applicable      $100,000         $110,000      Not Applicable      $100,000
-------------------------------------------------------------------------------------------------------------------
VALUE AFTER
ADDITIONAL
PURCHASE
PAYMENT            $120,000         $10,000          $110,000         $120,000         $10,000          $100,000
-------------------------------------------------------------------------------------------------------------------


The example below illustrates the impact of making a $10,000 partial withdrawal while the GMAB Rider is in effect, specifically the difference in the manner in which a partial withdrawal affects your Base Calculation Amount in an increasing market versus a decreasing market. The example assumes that the partial withdrawal does not qualify under the GMAB Rider Liquidity Option described below.

      EXAMPLES OF PARTIAL WITHDRAWALS -- IMPACT ON BASE CALCULATION AMOUNT

---------------------------------------------------------------------------------------------------------------------------
                                                    ASSUMING INCREASING CONTRACT VALUE
---------------------------------------------------------------------------------------------------------------------------
                                             BASE                                                        REDUCTION TO BASE
                     CONTRACT             CALCULATION       PARTIAL WITHDRAWAL     PARTIAL SURRENDER        CALCULATION
                       VALUE                AMOUNT                AMOUNT               REDUCTION              AMOUNT
---------------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE                 $100,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
PRIOR TO
PARTIAL
WITHDRAWAL           $110,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY                                                                           [100,000 x
FOLLOWING
PARTIAL                                                                            10,000/110,000] =
WITHDRAWAL           $100,000               $90,000               $10,000               $9,091                $10,000
---------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------
                                                     ASSUMING DECLINING CONTRACT VALUE
---------------------------------------------------------------------------------------------------------------------------
                                             BASE                                                        REDUCTION TO BASE
                     CONTRACT             CALCULATION       PARTIAL WITHDRAWAL     PARTIAL SURRENDER        CALCULATION
                       VALUE                AMOUNT                AMOUNT               REDUCTION              AMOUNT
---------------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE                 $100,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
PRIOR TO
PARTIAL
WITHDRAWAL            $90,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY                                                                           [100,000 x
FOLLOWING
PARTIAL                                                                            10,000/90,000] =
WITHDRAWAL            $80,000               $88,889               $10,000               $11,111               $11,111
---------------------------------------------------------------------------------------------------------------------------


INVESTMENT LIMITATIONS/RESTRICTIONS/REBALANCING

If you elect the GMAB Rider, your Contract will be subject to additional limitations and restrictions on your right to allocate Contract Value among the Subaccounts, your right to request transfers between Subaccounts and your right to allocate Purchase Payments to Subaccounts.

We classify each Subaccount as Class A or Class B based on our assessment of the relative risk and volatility of the Underlying Fund in which the Subaccount invests. Subaccounts that we classify as "Class A" will generally invest in Underlying Funds that invest primarily in equity securities, or securities that we believe will approximate the relative volatility and relative risk of equity securities. Subaccounts that we classify as "Class B" will generally invest in Underlying Funds that invest primarily in debt securities or cash. A Subaccount that invests in an Underlying Fund that invests in a combination of equity securities and debt securities will be classified as either Class A or Class B. We have sole discretion to determine whether a Subaccount is classified as Class A or Class B. We reserve the right to change the classification of a Subaccount from Class A to Class B or from Class B to Class A. Any change in Subaccount classification will apply to Contract Owners who elect the GMAB Rider after the effective date of the change in classification, as well as existing Contract Owner who have the GMAB Rider in force as of the effective date of the change in classification.

You will be required to establish a personal allocation profile at the time that you elect the GMAB Rider specifying the Subaccounts and the allocation percentages for each Subaccount in which you intend to allocate your initial Purchase Payment and any credits that we apply to your initial Purchase Payment. Your personal allocation profile will remain in effect for any additional Purchase Payments you make until you elect to change it. Your personal allocation profile may include any combination of Class A and Class B Subaccounts so long as the overall allocation does not violate the limitations and restrictions described below.

You may only allocate up to 80% of your initial Purchase Payment and any credits that we apply to your initial Purchase Payment to Subaccounts that we classify as Class A. You must allocate 20% or more of your initial Purchase Payment and any credits that we apply to your initial Purchase Payment to Subaccounts that we classify as Class B.

Any time that you request a transfer of Contract Value between Subaccounts or make an additional Purchase Payment, you must comply with the following limitations or restrictions:

     - You may allocate your Contract Value in one or more of the Class A Subaccounts that you choose; however, you may only allocate up to 80% of your Contract Value to Subaccounts that we classify as Class A.

     - You may allocate your Contract Value in one or more of the Class B Subaccounts that you choose; however, you must allocate 20% or more of your Contract Value to Subaccounts that we classify as Class B.

     - If you make an additional Purchase Payment, you can only allocate up to 80% of the Purchase Payment to Subaccounts that we classify as Class A.

     - If you make an additional Purchase Payment, you must allocate 20% or more of the Purchase Payment to Subaccounts that we classify as Class B.

Any request to transfer Contract Value or allocate subsequent Purchase Payments that would violate these limitations and restrictions will be rejected. You will be required to submit a new request that complies with the applicable limitation or restriction. We will not be responsible for any financial impact caused by delays in processing your transaction if your request is rejected because it does not comply with an applicable limitation or restriction.

Rebalancing: On a quarterly basis, we will rebalance your Contract Value according to the current personal allocation profile that you chose for Class A and Class B Subaccounts. Unless you instruct us otherwise, we will rebalance your Contract Value in each Class A and Class B Subaccount, respectively, according to the relative proportions indicated in your personal allocation profile.

Below is a list of the Subaccounts that are currently classified as Class B Subaccounts. All remaining Subaccounts offered under the Contract are classified as Class A Subaccounts.

                              CLASS B SUBACCOUNTS/UNDERLYING FUNDS
                    --------------------------------------------------------
                          LEGG MASON PARTNERS VARIABLE INCOME TRUST
                            Legg Mason Partners Variable Adjustable
                               Rate Income Portfolio
                          MET INVESTORS SERIES TRUST -- CLASS A
                            BlackRock High Yield Portfolio
                            Pioneer Strategic Income Portfolio
                            PIMCO Inflation Protected Bond Portfolio
                          METROPOLITAN SERIES FUND, INC. -- CLASS A
                            BlackRock Bond Income Portfolio
                            BlackRock Money Market Portfolio
                            Western Asset Management U.S. Government
                               Portfolio
                          PIMCO VARIABLE INSURANCE
                            TRUST -- ADMINISTRATIVE CLASS
                            Total Return Portfolio


GMAB RIDER LIQUIDITY OPTION

During the 90-day period prior to the 5th anniversary of the Rider Effective Date, you may request a partial withdrawal of up to 15% of the Base Calculation Amount immediately prior to the request. Under this option, we will reduce the Base Calculation Amount by the dollar amount of the withdrawal so long as the withdrawal does not exceed the amount available for withdrawal under this provision. If you request a partial withdrawal greater than 15% of the Base Calculation Amount, we will reduce the Base Calculation Amount by the dollar amount of the withdrawal for amounts withdrawn up to the 15% limit and, for the excess amount, we will reduce the Base Calculation Amount as described above under the sub-section "Base Calculation Amount." Any partial withdrawal you make under this provision will be made free of withdrawal charges that would otherwise apply under the terms of your Contract. Additionally, any withdrawals taken under this feature will reduce your Free Withdrawal Allowance under the Contract.

This feature can only be exercised once before the Rider Maturity Date and must occur during the 90-day period prior to the 5th anniversary of the Rider Effective Date. We reserve the right to require you to exercise your rights under this provision on the anniversary of your Rider Effective Date. You must notify us in a form acceptable to us that you are exercising your rights under this GMAB Rider Liquidity Option.

CANCELLATION OF THE GMAB RIDER

You may elect to cancel the GMAB Rider at any time after the 5th anniversary of the GMAB Rider Effective Date. Upon cancellation, we will no longer deduct the annual charge for the GMAB Rider. Upon cancellation of the GMAB Rider, all rights and benefits under the GMAB Rider will cease. Upon cancellation, we will no longer apply any of the investment limitations and restrictions described above.

GMAB Rider Exchange Option -- If, during the 90-day period following the 5th anniversary of the Rider Effective Date, your Contract Value is greater than the Base Calculation Amount, you may elect to cancel the GMAB Rider and simultaneously elect either a new GMAB Rider or a GMWB Rider. You will be required to meet any eligibility requirements that apply to each rider at the time you make the election.

          Exchange for New GMAB Rider: If you elect to cancel the GMAB Rider and elect the GMAB Rider that we make available under this Rider Exchange Option, the Rider Effective Date for your new GMAB Rider will be the date we receive your request in good order. Your new GMAB Rider will be subject to a new Rider Maturity Date. The Benefit Base of your prior GMAB Rider will not apply to the new GMAB Rider. Your Contract Value as of the date you elect to exchange your GMAB Rider will be used to determine your initial Base Calculation Amount for the new rider. The new GMAB Rider will be subject to a new charge that may be higher or lower than the charge you paid for your original GMAB Rider. The GMAB Rider that we make available under this Rider Exchange Option will always feature a ten year Rider Period and may include other Rider Period durations.

          Exchange for GMWB Rider: If you elect to cancel the GMAB Rider and elect the GMWB Rider that we make available under this Rider Exchange Option, the Rider Effective Date for your GMWB Rider will be the date we receive your request. The GMWB Rider that we make available under this Rider Exchange Option will feature a 10% minimum annual withdrawal amount. The GMWB Rider will be subject to the charge then in effect for a GMWB Rider that is offered under this Rider Exchange Option.

TERMINATION

The GMAB Rider will terminate on the earliest to occur of: (1) the Rider Maturity Date; (2) the date you elect to begin receiving Annuity Payments under the Contract; (3) the date you fully surrender your Contract; (4) the date you elect to cancel the GMAB Rider (including assignments); (5) the date we receive Due Proof of Death if the surviving spouse or beneficiary does not elect to continue the Contract (if allowed); or (6) the date the GMAB Rider is cancelled and replaced with a new GMAB Rider or GMWB Rider under the Rider Exchange Option.

The annual charge for the GMAB Rider will no longer be deducted and all guarantees will cease when the rider is terminated. Further, any investment limitations and restrictions will no longer apply after the GMAB Rider is terminated. If the GMAB Rider is terminated before the Rider Maturity Date, the Benefit Base will not be paid.

CHARGE FOR GMAB

If you elect the GMAB Rider, we will deduct an additional charge on each business day that is equal to an annual charge of 0.50% from your Contract Value invested in the Subaccounts. The charge will be applied and will not change from the Rider Effective Date until the Rider Maturity Date unless the rider is cancelled or terminates prior to such date. If you elect to terminate the GMAB Rider prior to the Rider Maturity Date, the charge will no longer be deducted. If you elect to exchange this GMAB Rider and elect a new GMAB Rider under the Rider Exchange Option (described above), the current charge in effect for the GMAB rider will be applied, which may be higher or lower than the charge you paid for this rider.

ADDITIONAL CONSIDERATIONS

     - Your Contract cannot have any outstanding loans if you elect the GMAB Rider. Further, you may not request a loan from your Contract if you have previously elected the GMAB Rider.

     - If you die while the GMAB Rider is in effect, and your surviving spouse or Beneficiary elects to continue the Contract under the spousal contract continuance or beneficiary contract continuance provision, then the GMAB Rider will remain in effect and will continue until the Rider Maturity Date.

     - Any DCA Program that is in effect while the GMAB Rider is in effect must meet the investment limitations and restrictions of the GMAB Rider, as described above. In addition, you may not request a DCA Program that makes transfers from Class B Subaccounts to Class A Subaccounts.

     - If you are expecting to request withdrawals from your Contract, including withdrawals intended to satisfy required minimum distribution requirements, the impact of such withdrawals on the guarantees provided under the GMAB Rider will make the rider less valuable.

                               THE ANNUITY PERIOD

--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among payout options or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments assured; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states. Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected and any living benefit rider is terminated.

You may choose to annuitize at any time after the first Contract Date anniversary. Unless you elect otherwise, the Maturity Date will be the Annuitant's 90(th) birthday for Non-qualified Contracts and the Annuitant's 70(th) birthday for Qualified Contracts or ten years after the effective date of the Contract, if later (this requirement may be changed by us).

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 85th birthday for Non-qualified Contracts or, for Qualified Contracts, to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity

Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS

--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See "Annuity Options.")

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period without Life Contingency. We will make periodic payments for the period selected. This option may not satisfy the minimum required distribution rules for Qualified Contracts. Consult a tax adviser before electing this option.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the annuity option "Payments for a Fixed Period without Life Contingency."

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments, and (B) equals a withdrawal charge not to exceed the maximum withdrawal charge rate shown on the specifications page of the Contract multiplied by (A). The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit. A withdrawal charge is not imposed if the surrender is made after the expiration of the withdrawal charge period shown on the specifications page of the Contract.

                        MISCELLANEOUS CONTRACT PROVISIONS

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RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) within ten days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment in full; during the remainder of the right to return period, we will refund the Contract Value (including charges).

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value less any applicable taxes. In certain states, we may be required to pay you the Contract Value. Federal tax law may impose additional restrictions on our right to terminate your traditional IRA, Roth IRA or other Qualified Contract.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. At any time, payments from the Fixed Account may be delayed up to 6 months.

                              THE SEPARATE ACCOUNTS

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The Company sponsors Separate Account Thirteen and Separate Account Fourteen. When we refer to the Separate Account, we are referring to Separate Account Thirteen, except where the Contract was originally issued by MLACC, in which case, we are referring to Separate Account Fourteen. (See "The Insurance Company" .) Both Separate Account Thirteen and Separate Account Fourteen were established on November 14, 2002 and are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We anticipate merging Separate Account Thirteen and Separate Account Fourteen with and into another separate account of the Company (the MetLife of CT Separate Account Eleven for Variable Annuities) during the fourth quarter of 2008 at the earliest, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contract. Similarly, the merger will not have any adverse impact on your Contract Value or any tax consequences for you.

We hold the assets of the Separate Account for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims-paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and/or to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Our advertisements may show performance figures assuming that you do not elect any optional features such as the E.S.P., GMAB or GMWB. However, if you elect any of these optional features, they involve additional charges that will serve to decrease the performance of your Variable Funding Options. You may wish to speak with your registered representative to obtain performance information specific to the optional features you may wish to select.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

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The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transaction under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.), continue to be taxed as ordinary income (top rate of 35%). The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time. Please consult your own tax advisor.

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisers and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the Contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance policy, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or retirement savings plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified

Contract. Some examples of Qualified Contracts are: IRAs (including Roth IRAs), tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension, retirement savings, and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including
IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

The Contract has been submitted to the IRS for approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse tax consequences.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract generally have not yet been taxed, the full amount of any distributions (including the amount attributable to Purchase Payments), whether paid in the form of lump sum withdrawals or Annuity Payments, are generally taxed at ordinary income tax rates unless the distribution is transferred to an eligible rollover account or contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Enhanced Stepped-Up Provision, as well as all living benefits such as GMAB and GMWB , if available in your contract) must be added to the Contract Value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within five years from the date of death or minimum distributions may be taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), 408 OR 457, INCLUDING IRA OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for any higher limits to be effective at a state income tax level. In other words, the permissible contribution limits for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 in 2007 and $5,000 in 2008, and it may be indexed for inflation in years after 2008. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $46,000 or 100% of pay for each participant in 2008.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

TSAS (ERISA AND NON-ERISA)

GENERAL. TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject to limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Recently, the IRS announced new regulations affecting sec.403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under sec.403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under sec.403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed after September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made after September 24, 2007, to a contract that was funded by a 90-24 transfer on or before September 24, 2007, may subject the contract to this new employer requirement.

If your Contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted).

WITHDRAWALS AND INCOME PAYMENTS. If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to Purchase Payments made prior to 1989 (and pre-1989 earnings on those Purchase Payments);

     - Is directly transferred to another permissible investment under sec.403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of Purchase Payments) if your plan allows it.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS. Effective January 1, 2006, employers that established and maintain a TSA/403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after-tax contributions as part of the TSA plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract under the following conditions:

     (1) The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.

     (2) In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     (3) All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

     (4) In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     (5) No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

     (6) If permitted under the federal tax law, we may permit both pre-tax contributions under a 403(b) plan as well as after-tax contributions under the Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

     (7) We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

The employer must permit contributions under a pre-tax 403(b) plan in order to permit contributions to be irrevocably designated and made part of a Qualified Roth Contribution Program.

Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (relating to age 50 and over catch-up contributions) as well as contribution limits that apply under the Plan.

In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the plan (e.g., death or disability of participant, severance from employment, attainment of age 59 1/2 and hardship withdrawals only with respect to contributions (if permitted under the Plan)).

If the amounts have been held under any Designated Roth Account of a participant for at least five years and are made on account of death, disability or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distributions").

Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

LOANS. If your TSA Contract permits loans, such loans will be made only from any Fixed Interest Account balance and only up to certain limits. In that case, we credit your Fixed Interest Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your Contract and all you employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified. As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal made prior to the Maturity Date or in the form of periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    a non-taxable return of your Purchase Payment; or

     -    a taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payments. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payments equals your Purchase Payments, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the Joint Owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by a non-natural person (e.g., a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if the Contract is transferred to another person or entity without adequate consideration, all deferred increases in value will be treated as income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution generally will be taxed as first coming from earnings (income in the Contract) and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See "Penalty Tax for Premature Distributions" below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a Guaranteed Minimum Withdrawal Benefit (GMWB). Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a GMWB.

PARTIAL ANNUITIZATIONS (IF AVAILABLE WITH YOUR CONTRACT): At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is applied to a payment option. Currently, we will treat the application of less than your entire Contract Value under a Non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.

We will determine the excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company constantly monitors the diversification of investments and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax adviser before selecting any rider or endorsement to the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFITS

If you have purchased the Guaranteed Minimum Withdrawal Benefit Rider, where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Contract Value (prior to surrender charges). This could result in a greater amount of taxable income in certain cases. In general, at the present time, the Company intends to tax report such withdrawals using the Contract Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the GMWB exceeds the Contract Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal.

In the event that the Contract Value goes to zero, and the Remaining Benefit Base is paid out in fixed installments, we will treat such payments as income annuity payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

The Company reserves the right to change its tax reporting practices where it determines they are not in accordance with IRS guidance (whether formal or informal).

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

--------------------------------------------------------------------------------

THE INSURANCE COMPANY

Please refer to your Contract to determine which Company issued your Contract.

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

Before December 7, 2007, certain of the Contracts were issued by MetLife Life and Annuity Company of Connecticut, a stock life insurance company chartered in 1973 in Connecticut. These Contracts were funded through

Separate Account Fourteen, a separate account registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. On December 7, 2007, MLACC, a wholly-owned subsidiary of the Company and an indirect, wholly-owned subsidiary of MetLife, Inc., merged with and into the Company. Upon consummation of the merger, MLACC's corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLACC, including Separate Account Fourteen and its assets. Pursuant to the merger, therefore, Separate Account Fourteen became a separate account of the Company. As a result of the merger, the Company also has become responsible for all of MLACC's liabilities and obligations, including those created under the Contract as initially issued by MLACC (formerly known as The Travelers Life and Annuity Company) and outstanding on the date of the merger. The Contract has thereby become a variable contract funded by a separate account of the Company, and each owner thereof has become a Contract Owner of the Company.

FINANCIAL STATEMENTS

The financial statements for the Company and its Separate Account are located in the Statement of Additional Information.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut (the "Company") has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company intends to offer the Contract in all jurisdictions where it is licensed to do business and where the Contract is approved. The Contracts are offered on a continuous basis.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract Owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products. The Company and MLIDC have entered into a preferred distribution arrangement with their affiliate Tower Square Securities, Inc. and with the unaffiliated broker-dealer firms identified in the Statement of Additional Information. The Company and MLIDC may enter into similar arrangements with their other affiliates MetLife Securities, Inc., Walnut Street Securities, Inc., and New England Securities Corporation. See the "Statement of Additional Information -- DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT" for a list of the broker-dealer firms that received such additional compensation during 2007, as well as the range of additional compensation paid.

The Company and MLIDC have entered into selling agreements with certain broker-dealer firms that have an affiliate that acts as investment adviser or sub-adviser to one or more Underlying Funds that may be offered under the Contracts. These investment advisory firms include Fidelity Management & Research Company, Morgan Stanley Investment Advisers Inc., MetLife Investment Funds Management LLC, MetLife Advisers, LLC and Met Investors Advisory LLC. MetLife Investment Funds Management LLC, MetLife Advisers LLC and Met Investors Advisory LLC are affiliates of the Company. Registered representatives of broker-dealer firms with an affiliated company acting as an adviser or a sub-adviser may favor these Funds when offering the Contracts.

SALE BY AFFILIATES OF THE COMPANY. The Company and MLIDC may offer the Contracts through retail broker-dealer firms that are affiliates of the Company, including Tower Square Securities, Inc., MetLife Securities, Inc. and/or Metropolitan Life Insurance Company, Walnut Street Securities, Inc. and New England Securities Corporation. The compensation paid to affiliated broker-dealer firms for sales of the Contracts is generally not expected to exceed, on a present value basis, the percentages described above. These broker-dealer firms pay their registered representatives all or a portion of the commissions received for their sales of Contracts; some firms may retain a portion of commissions. The amount the broker dealer firms pass on to their registered representatives is determined in accordance with their internal compensation programs. These programs may also include other types of cash compensation, such as bonuses, equity awards (such as stock options), training allowances, supplementary salary, financing arrangements, marketing support, medical and other insurance benefits, retirement benefits, and other benefits. For registered representatives of certain affiliates, the amount of this additional cash compensation is based primarily on the amount of proprietary products sold and serviced by the representative. Proprietary products are those issued by the Company or its affiliates. The managers who supervise these registered representatives may also be entitled to additional cash compensation based on the sale of proprietary products by their representatives. Because the additional cash compensation paid to these registered representatives and their managers is primarily based on sales of proprietary products, these registered representatives and their managers have an incentive to favor the sale of proprietary products over other products issued by non-affiliates.

MetLife registered representatives receive cash payments for the products they sell and service based upon a 'gross dealer concession' model. The cash payment is equal to a percentage of the gross dealer concession. For MetLife registered representatives other than those in our MetLife Resources (MLR) Division, the percentage is determined by a formula that takes into consideration the amount of premiums and purchase payments applied to proprietary products that the registered representative sells and services. The percentage could be as high as 100%. (MLR registered representatives receive compensation based upon premiums and purchase payments applied to all products sold and serviced by the representative.) In addition, all MetLife registered representatives are entitled to the additional compensation described above based on sales of proprietary products. Because sales of proprietary products are a factor determining the percentage of gross dealer concession and/or the amount of additional compensation to which MetLife registered representatives are entitled, they have an incentive to favor the sale of proprietary products. In addition, because their sales managers' compensation is based on the sales made by the representatives they supervise, these sales managers also have an incentive to favor the sale of proprietary products.

The Company's affiliates also offer their registered representatives and their managers non-cash compensation incentives, such as conferences, trips, prizes and awards. Other non-cash compensation payments may be made for other services that are not directly related to the sale of products. These payments may include support services in the form of recruitment and training of personnel, production of promotional materials and similar services.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

                                   APPENDIX A

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                         CONDENSED FINANCIAL INFORMATION

       FOR METLIFE OF CT SEPARATE ACCOUNT THIRTEEN FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

            PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT CHARGES 1.45%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (10/03)..................................  2006      1.387          1.358               --
                                                       2005      1.225          1.387            2,956
                                                       2004      1.147          1.225            2,085
                                                       2003      1.000          1.147            1,052

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2007      1.972          2.232          166,178
                                                       2006      1.661          1.972          149,633
                                                       2005      1.477          1.661          151,418
                                                       2004      1.321          1.477          200,251
                                                       2003      1.000          1.321            7,684

  American Funds Growth Subaccount (Class 2) (6/03)..  2007      1.738          1.925          501,926
                                                       2006      1.600          1.738          499,206
                                                       2005      1.397          1.600          412,813
                                                       2004      1.260          1.397          308,829
                                                       2003      1.000          1.260               --

  American Funds Growth-Income Subaccount (Class 2)
  (6/03).............................................  2007      1.620          1.678          592,066
                                                       2006      1.427          1.620          559,482
                                                       2005      1.368          1.427          508,320
                                                       2004      1.258          1.368          432,800
                                                       2003      1.000          1.258            4,614

Capital Appreciation Fund
  Capital Appreciation Fund (10/03)..................  2006      1.671          1.654               --
                                                       2005      1.434          1.671           28,310
                                                       2004      1.217          1.434            8,905
                                                       2003      1.000          1.217               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.731          2.262               --
                                                       2005      1.638          1.731           93,262
                                                       2004      1.265          1.638           67,949
                                                       2003      1.000          1.265            1,299

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2007      1.434          1.514           35,729
                                                       2006      1.249          1.434           37,123
                                                       2005      1.214          1.249           31,469
                                                       2004      1.172          1.214              579
                                                       2003      1.000          1.172               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/03).....................................  2007      1.505          1.319           57,993
                                                       2006      1.471          1.505           57,510
                                                       2005      1.411          1.471           54,691
                                                       2004      1.286          1.411           53,039
                                                       2003      1.000          1.286            4,790

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.319          1.435               --
                                                       2005      1.214          1.319           17,987
                                                       2004      1.079          1.214               --
                                                       2003      1.000          1.079               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.316          1.468               --
                                                       2005      1.213          1.316           77,817
                                                       2004      1.072          1.213           65,270
                                                       2003      1.000          1.072               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/03).............................................  2007      1.778          2.056          204,937
                                                       2006      1.619          1.778          184,291
                                                       2005      1.408          1.619          146,534
                                                       2004      1.241          1.408           20,924
                                                       2003      1.000          1.241               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (6/03)...........................  2007      1.580          1.662           16,598
                                                       2006      1.409          1.580           17,085
                                                       2005      1.184          1.409           12,028
                                                       2004      1.186          1.184           10,278
                                                       2003      1.000          1.186            1,281

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Mid Cap Subaccount (Service Class 2) (6/03)....  2007      2.236          2.541          145,117
                                                       2006      2.018          2.236          176,250
                                                       2005      1.735          2.018          158,010
                                                       2004      1.412          1.735           62,131
                                                       2003      1.000          1.412            3,192

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.461          1.705               --
                                                       2005      1.341          1.461           23,355
                                                       2004      1.208          1.341            6,716
                                                       2003      1.000          1.208               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (7/03)........................  2007      2.885          3.662           35,738
                                                       2006      2.285          2.885           39,068
                                                       2005      1.820          2.285           41,735
                                                       2004      1.480          1.820           10,223
                                                       2003      1.000          1.480               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      2.033          2.314           93,914
                                                       2006      1.699          2.033          102,266
                                                       2005      1.564          1.699           79,354
                                                       2004      1.339          1.564           28,162
                                                       2003      1.214          1.339               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.630          1.957               --
                                                       2005      1.519          1.630           63,830
                                                       2004      1.329          1.519           24,580
                                                       2003      1.000          1.329               --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.062          1.087               --
                                                       2005      1.064          1.062           84,533
                                                       2004      0.992          1.064           40,139

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (7/03).............................................  2006      1.241          1.282               --
                                                       2005      1.169          1.241               --
                                                       2004      1.095          1.169               --
                                                       2003      1.000          1.095               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (12/03)...........................  2007      1.558          1.869           13,910
                                                       2006      1.487          1.558           13,910
                                                       2005      1.343          1.487           13,910
                                                       2004      1.193          1.343           13,910
                                                       2003      1.000          1.193               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (11/03)....................................  2007      1.607          1.927           16,709
                                                       2006      1.512          1.607           16,727
                                                       2005      1.375          1.512           16,754
                                                       2004      1.387          1.375           16,781
                                                       2003      1.000          1.387            2,662

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (7/03).....................................  2007      1.563          1.685               --
                                                       2006      1.345          1.563               --
                                                       2005      1.293          1.345               --
                                                       2004      1.255          1.293               --
                                                       2003      1.000          1.255               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (10/03).....  2006      1.550          1.742               --
                                                       2005      1.512          1.550           50,468
                                                       2004      1.335          1.512            4,174
                                                       2003      1.000          1.335               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.668          1.610           99,377

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.543          1.599           57,079

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.536          1.589          155,316
                                                       2006      1.354          1.536          152,065
                                                       2005      1.318          1.354          103,763
                                                       2004      1.213          1.318           27,196
                                                       2003      1.000          1.213               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.739          1.667           46,576

  LMPVET Investors Subaccount (Class I) (7/03).......  2007      1.698          1.738           32,755
                                                       2006      1.456          1.698           37,823
                                                       2005      1.387          1.456           41,899
                                                       2004      1.275          1.387           21,357
                                                       2003      1.000          1.275               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.430          1.433          101,769

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (8/03).............................................  2007      1.866          2.023           20,707
                                                       2006      1.679          1.866           27,606
                                                       2005      1.624          1.679           30,044
                                                       2004      1.431          1.624           13,585
                                                       2003      1.000          1.431               --

  LMPVET Social Awareness Subaccount (9/04)..........  2007      1.143          1.250            6,920
                                                       2006      1.077          1.143            6,926
                                                       2005      1.047          1.077            6,933
                                                       2004      0.926          1.047            6,939

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (12/03)...  2007      1.031          1.030               --
                                                       2006      1.005          1.031               --
                                                       2005      0.996          1.005               --
                                                       2004      0.999          0.996               --
                                                       2003      1.000          0.999               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (8/03).........  2007      1.672          1.755               --
                                                       2006      1.436          1.672           44,244
                                                       2005      1.400          1.436           45,482
                                                       2004      1.312          1.400           18,421
                                                       2003      1.000          1.312            8,628

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/03).............................................  2007      1.382          1.440               --
                                                       2006      1.345          1.382          141,269
                                                       2005      1.297          1.345          139,039
                                                       2004      1.309          1.297          147,318
                                                       2003      1.000          1.309               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (7/03).............................................  2007      1.625          1.683               --
                                                       2006      1.484          1.625          112,245
                                                       2005      1.370          1.484           99,560
                                                       2004      1.274          1.370           44,679
                                                       2003      1.000          1.274               --

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2007      1.486          1.553               --
                                                       2006      1.342          1.486           57,977
                                                       2005      1.313          1.342           60,643
                                                       2004      1.230          1.313           29,236
                                                       2003      1.000          1.230               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (8/03).............................................  2007      1.625          1.689               --
                                                       2006      1.406          1.625           30,759
                                                       2005      1.381          1.406           32,171
                                                       2004      1.244          1.381           12,953
                                                       2003      1.000          1.244               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (6/03).............................................  2007      1.816          2.003               --
                                                       2006      1.642          1.816           69,547
                                                       2005      1.539          1.642           60,373
                                                       2004      1.259          1.539           25,554
                                                       2003      1.000          1.259               --

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.087          1.122               --
                                                       2005      1.062          1.087           71,515
                                                       2004      1.000          1.062           22,944

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (1/70)..........................................  2007      1.723          1.801           34,298
                                                       2006      1.000          1.723           32,065

  MIST BlackRock High Yield Subaccount (Class A)
  (1/70) *...........................................  2007      1.321          1.338           72,306
                                                       2006      1.000          1.321           20,366

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2007      1.651          1.732               --
                                                       2006      1.000          1.651           23,365

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.718          1.732           22,025

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.198          1.170              652
                                                       2006      1.000          1.198              653

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2007      1.978          1.933            8,161
                                                       2006      1.000          1.978            7,644

  MIST Janus Forty Subaccount (Class A) (1/70).......  2007      1.698          2.183           26,762
                                                       2006      1.000          1.698           27,842

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.223          1.085            5,274

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (1/70)...................................  2007      1.187          1.244           56,769
                                                       2006      1.000          1.187           67,457

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (1/70)..........................................  2007      1.323          1.394            3,282
                                                       2006      1.000          1.323            3,287

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70) *.................................  2007      1.079          1.105          132,165
                                                       2006      1.000          1.079          103,991

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70) *...........................................  2007      1.073          1.064          102,438
                                                       2006      1.000          1.073               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2007      1.454          1.604           12,334
                                                       2006      1.000          1.454           10,302

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2007      1.168          1.283            7,030
                                                       2006      1.000          1.168               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      2.224          2.337            8,002

  MIST MFS(R) Value Subaccount (Class A) (1/70)......  2007      1.396          1.481           38,943
                                                       2006      1.000          1.396           27,217

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/07)..........................................  2007      1.221          1.026          100,308
                                                       2006      1.000          1.221          145,971

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.151          1.220          232,425

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2007      1.559          1.613            3,576
                                                       2006      1.000          1.559              436

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.120          1.237               --
                                                       2006      1.000          1.120            5,274

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2007      1.163          1.223          223,601
                                                       2006      1.000          1.163          236,573

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70) *........................................  2007      1.030          0.984          326,801
                                                       2006      1.000          1.030          192,718

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2007      1.516          1.799           10,463
                                                       2006      1.000          1.516           10,651

  MSF BlackRock Bond Income Subaccount (Class A)
  (1/70).............................................  2007      1.068          1.119          334,875
                                                       2006      1.000          1.068          356,816

  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.038          1.075          220,373
                                                       2006      1.000          1.038          193,673

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2007      1.400          1.434           71,770
                                                       2006      1.000          1.400           85,237

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2007      1.488          1.526           74,022
                                                       2006      1.000          1.488           84,723

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.061          1.080           29,052
                                                       2006      1.000          1.061           29,080

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (1/70)...................................  2007      1.044          1.086          103,565
                                                       2006      1.000          1.044           61,619

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (1/70)........................  2007      1.050          1.085               --
                                                       2006      1.000          1.050               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.056          1.086          117,564
                                                       2006      1.000          1.056          117,564

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (1/70)........................  2007      1.060          1.085               --
                                                       2006      1.000          1.060               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (1/70).............................................  2007      1.388          1.425          273,252
                                                       2006      1.000          1.388          294,082

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.052          1.102          114,294
                                                       2006      0.996          1.052          134,888

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2007      1.070          1.151            8,499
                                                       2006      1.000          1.070            6,214

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (1/70)........................  2007      1.156          1.200               --
                                                       2006      1.000          1.156           92,002

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (1/70) *......................  2007      1.076          1.109           88,843
                                                       2006      1.000          1.076           95,507

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      1.005          1.014               --
                                                       2005      0.991          1.005          190,821
                                                       2004      0.995          0.991          208,200
                                                       2003      1.000          0.995               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (7/04).....................................  2006      1.098          1.161               --
                                                       2005      1.054          1.098           27,088
                                                       2004      0.979          1.054           29,728

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (9/03)......................................  2007      1.123          1.146               --
                                                       2006      1.131          1.123          244,658
                                                       2005      1.124          1.131          134,148
                                                       2004      1.047          1.124          166,975
                                                       2003      1.000          1.047            4,343

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.083          1.161          219,910
                                                       2006      1.058          1.083          220,643
                                                       2005      1.048          1.058          240,570
                                                       2004      1.014          1.048          351,846
                                                       2003      1.000          1.014            1,174

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (6/03).........................................  2007      2.064          2.235               --
                                                       2006      1.639          2.064            1,264
                                                       2005      1.482          1.639            1,268
                                                       2004      1.294          1.482            1,272
                                                       2003      1.000          1.294            1,276

  Putnam VT Small Cap Value Subaccount (Class IB)
  (6/03).............................................  2007      2.171          2.319               --
                                                       2006      1.878          2.171           94,730
                                                       2005      1.780          1.878           88,519
                                                       2004      1.431          1.780           42,677
                                                       2003      1.000          1.431            7,026

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (11/03)............................................  2006      1.380          1.470               --
                                                       2005      1.288          1.380           11,260
                                                       2004      1.227          1.288           11,841
                                                       2003      1.000          1.227            8,005

  Travelers Convertible Securities Subaccount
  (7/03).............................................  2006      1.183          1.262               --
                                                       2005      1.196          1.183            3,293
                                                       2004      1.142          1.196            3,299
                                                       2003      1.000          1.142            2,652

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.654          1.808               --
                                                       2005      1.493          1.654           32,096
                                                       2004      1.301          1.493           32,126
                                                       2003      1.000          1.301            4,098

  Travelers Equity Income Subaccount (7/03)..........  2006      1.378          1.449               --
                                                       2005      1.338          1.378           85,963
                                                       2004      1.236          1.338           50,618
                                                       2003      1.000          1.236            8,239

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Federated High Yield Subaccount (9/03)...  2006      1.220          1.252               --
                                                       2005      1.207          1.220           10,781
                                                       2004      1.110          1.207            5,321
                                                       2003      1.000          1.110               --

  Travelers Federated Stock Subaccount (6/03)........  2006      1.416          1.467               --
                                                       2005      1.364          1.416            2,604
                                                       2004      1.252          1.364            2,677
                                                       2003      1.000          1.252               --

  Travelers Large Cap Subaccount (9/03)..............  2006      1.338          1.379               --
                                                       2005      1.249          1.338           77,849
                                                       2004      1.190          1.249           86,954
                                                       2003      1.000          1.190               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (7/05)..................................  2006      1.074          1.143               --
                                                       2005      1.020          1.074           22,094

  Travelers Managed Allocation Series: Conservative
  Subaccount (10/05).................................  2006      1.014          1.018               --
                                                       2005      1.000          1.014               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (7/05)..................................  2006      1.031          1.069               --
                                                       2005      1.000          1.031          110,150

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/70).......................  2006      1.033          1.078               --
                                                       2005      1.000          1.033               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (1/70).....................  2006      1.036          1.057               --
                                                       2005      1.000          1.036               --

  Travelers Mercury Large Cap Core Subaccount
  (7/03).............................................  2006      1.466          1.558               --
                                                       2005      1.328          1.466           22,971
                                                       2004      1.162          1.328           31,912
                                                       2003      1.000          1.162               --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.466          1.552               --
                                                       2005      1.443          1.466           10,803
                                                       2004      1.283          1.443           12,893
                                                       2003      1.000          1.283               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Total Return Subaccount (5/03)....  2006      1.256          1.298               --
                                                       2005      1.238          1.256          263,061
                                                       2004      1.127          1.238          146,167
                                                       2003      1.000          1.127           10,090

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.167          1.262               --
                                                       2005      1.112          1.167           24,554
                                                       2004      0.978          1.112              232

  Travelers Mondrian International Stock Subaccount
  (8/03).............................................  2006      1.560          1.793               --
                                                       2005      1.446          1.560            6,049
                                                       2004      1.267          1.446              340
                                                       2003      1.000          1.267               --

  Travelers Pioneer Fund Subaccount (4/03)...........  2006      1.364          1.448               --
                                                       2005      1.306          1.364              448
                                                       2004      1.192          1.306               74
                                                       2003      1.000          1.192               --

  Travelers Pioneer Mid Cap Value Subaccount (8/05)..  2006      1.009          1.063               --
                                                       2005      1.000          1.009            5,274

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.110          1.122               --
                                                       2005      1.086          1.110          252,576
                                                       2004      0.980          1.086          228,536

  Travelers Quality Bond Subaccount (8/03)...........  2006      1.036          1.027               --
                                                       2005      1.034          1.036          344,564
                                                       2004      1.016          1.034          282,079
                                                       2003      1.000          1.016           10,788

  Travelers Strategic Equity Subaccount (7/03).......  2006      1.344          1.403               --
                                                       2005      1.336          1.344           14,208
                                                       2004      1.230          1.336               --
                                                       2003      1.000          1.230               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (7/05)..................................  2006      1.021          1.176               --
                                                       2005      1.000          1.021               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (7/05)..................................  2006      0.979          1.123               --
                                                       2005      1.000          0.979              654

  Travelers U.S. Government Securities Subaccount
  (8/04).............................................  2006      1.077          1.039               --
                                                       2005      1.048          1.077           59,848
                                                       2004      1.008          1.048           23,885

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2007      1.714          1.650          158,945
                                                       2006      1.499          1.714          117,805
                                                       2005      1.461          1.499           76,102
                                                       2004      1.262          1.461            7,312
                                                       2003      1.000          1.262               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (1/04).............................................  2007      1.361          1.508               --
                                                       2006      1.293          1.361               --
                                                       2005      1.216          1.293               --
                                                       2004      1.189          1.216               --
                                                       2003      1.000          1.189               --




            PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT CHARGES 2.45%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (10/03)..................................  2006      1.185          1.149               --
                                                       2005      1.058          1.185               --
                                                       2004      1.000          1.058               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2007      1.455          1.631               --
                                                       2006      1.238          1.455               --
                                                       2005      1.112          1.238               --
                                                       2004      1.000          1.112               --

  American Funds Growth Subaccount (Class 2) (6/03)..  2007      1.323          1.451               --
                                                       2006      1.230          1.323               --
                                                       2005      1.085          1.230               --
                                                       2004      1.000          1.085               --

  American Funds Growth-Income Subaccount (Class 2)
  (6/03).............................................  2007      1.236          1.266           40,280
                                                       2006      1.099          1.236           35,913
                                                       2005      1.064          1.099           35,913
                                                       2004      1.000          1.064               --

Capital Appreciation Fund
  Capital Appreciation Fund (10/03)..................  2006      1.348          1.330               --
                                                       2005      1.169          1.348               --
                                                       2004      1.000          1.169               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.346          1.742               --
                                                       2005      1.287          1.346               --
                                                       2004      1.000          1.287               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2007      1.183          1.237               --
                                                       2006      1.041          1.183               --
                                                       2005      1.022          1.041               --
                                                       2004      1.000          1.022               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/03).....................................  2007      1.143          0.992            8,025
                                                       2006      1.129          1.143            6,934
                                                       2005      1.093          1.129            6,934
                                                       2004      1.000          1.093               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.200          1.301               --
                                                       2005      1.116          1.200               --
                                                       2004      1.000          1.116               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.202          1.336               --
                                                       2005      1.119          1.202               --
                                                       2004      1.000          1.119               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/03).............................................  2007      1.370          1.567               --
                                                       2006      1.259          1.370               --
                                                       2005      1.106          1.259               --
                                                       2004      1.000          1.106               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (6/03)...........................  2007      1.359          1.416               --
                                                       2006      1.224          1.359               --
                                                       2005      1.039          1.224               --
                                                       2004      1.000          1.039               --

  VIP Mid Cap Subaccount (Service Class 2) (6/03)....  2007      1.549          1.743           12,597
                                                       2006      1.412          1.549           11,266
                                                       2005      1.226          1.412           11,266
                                                       2004      1.000          1.226               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.186          1.370               --
                                                       2005      1.100          1.186               --
                                                       2004      1.000          1.100               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (7/03)........................  2007      1.960          2.463               --
                                                       2006      1.568          1.960               --
                                                       2005      1.261          1.568               --
                                                       2004      1.000          1.261               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      1.472          1.658               --
                                                       2006      1.242          1.472               --
                                                       2005      1.155          1.242               --
                                                       2004      1.000          1.155               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.189          1.413               --
                                                       2005      1.119          1.189               --
                                                       2004      1.000          1.119               --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.063          1.084               --
                                                       2005      1.075          1.063           14,954
                                                       2004      1.008          1.075               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (7/03).............................................  2006      1.122          1.155               --
                                                       2005      1.068          1.122               --
                                                       2004      1.000          1.068               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (12/03)...........................  2007      1.181          1.402               --
                                                       2006      1.138          1.181               --
                                                       2005      1.038          1.138               --
                                                       2004      1.000          1.038               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (11/03)....................................  2007      1.205          1.431               --
                                                       2006      1.145          1.205               --
                                                       2005      1.052          1.145               --
                                                       2004      1.000          1.052               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (7/03).....................................  2007      1.288          1.374               --
                                                       2006      1.119          1.288               --
                                                       2005      1.086          1.119               --
                                                       2004      1.000          1.086               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (10/03).....  2006      1.142          1.272               --
                                                       2005      1.125          1.142               --
                                                       2004      1.000          1.125               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.253          1.201               --

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.222          1.258               --

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.222          1.251               --
                                                       2006      1.088          1.222               --
                                                       2005      1.069          1.088               --
                                                       2004      1.000          1.069               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.282          1.221               --

  LMPVET Investors Subaccount (Class I) (7/03).......  2007      1.294          1.312               --
                                                       2006      1.122          1.294               --
                                                       2005      1.079          1.122               --
                                                       2004      1.000          1.079               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.067          1.062               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (8/03).............................................  2007      1.313          1.409               --
                                                       2006      1.193          1.313               --
                                                       2005      1.165          1.193               --
                                                       2004      1.000          1.165               --

  LMPVET Social Awareness Subaccount (9/04)..........  2007      1.151          1.245               --
                                                       2006      1.095          1.151               --
                                                       2005      1.075          1.095               --
                                                       2004      0.953          1.075               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (12/03)...  2007      1.012          1.001               --
                                                       2006      0.996          1.012               --
                                                       2005      0.997          0.996               --
                                                       2004      1.000          0.997               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (8/03).........  2007      1.236          1.294               --
                                                       2006      1.073          1.236               --
                                                       2005      1.057          1.073               --
                                                       2004      1.000          1.057               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/03).............................................  2007      1.034          1.074               --
                                                       2006      1.017          1.034               --
                                                       2005      0.990          1.017               --
                                                       2004      1.000          0.990               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (7/03).............................................  2007      1.225          1.264               --
                                                       2006      1.130          1.225               --
                                                       2005      1.054          1.130               --
                                                       2004      1.000          1.054               --

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2007      1.181          1.230               --
                                                       2006      1.077          1.181               --
                                                       2005      1.065          1.077               --
                                                       2004      1.000          1.065               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (8/03).............................................  2007      1.267          1.313               --
                                                       2006      1.107          1.267               --
                                                       2005      1.099          1.107               --
                                                       2004      1.000          1.099               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (6/03).............................................  2007      1.342          1.475               --
                                                       2006      1.225          1.342               --
                                                       2005      1.160          1.225               --
                                                       2004      1.000          1.160               --

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.085          1.117               --
                                                       2005      1.071          1.085               --
                                                       2004      1.013          1.071               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (1/70)..........................................  2007      1.265          1.309               --
                                                       2006      1.000          1.265               --

  MIST BlackRock High Yield Subaccount (Class A)
  (1/70) *...........................................  2007      1.156          1.159           16,798
                                                       2006      1.000          1.156               --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2007      1.370          1.432               --
                                                       2006      1.000          1.370               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.420          1.423               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.181          1.141               --
                                                       2006      1.000          1.181               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2007      1.535          1.485               --
                                                       2006      1.000          1.535               --

  MIST Janus Forty Subaccount (Class A) (1/70).......  2007      1.356          1.726               --
                                                       2006      1.000          1.356               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.203          1.060               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (1/70)...................................  2007      1.174          1.218               --
                                                       2006      1.000          1.174               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (1/70)..........................................  2007      1.130          1.178           17,459
                                                       2006      1.000          1.130           15,464

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70) *.................................  2007      1.072          1.087               --
                                                       2006      1.000          1.072               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70) *...........................................  2007      1.066          1.046               --
                                                       2006      1.000          1.066               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2007      1.166          1.274               --
                                                       2006      1.000          1.166               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2007      1.152          1.252               --
                                                       2006      1.000          1.152               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      1.697          1.773               --

  MIST MFS(R) Value Subaccount (Class A) (1/70)......  2007      1.385          1.454               --
                                                       2006      1.000          1.385               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/07)..........................................  2007      1.213          1.009               --
                                                       2006      1.000          1.213               --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.067          1.123               --

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2007      1.278          1.310               --
                                                       2006      1.000          1.278               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.105          1.216               --
                                                       2006      1.000          1.105               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2007      1.158          1.205               --
                                                       2006      1.000          1.158               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70) *........................................  2007      1.023          0.968               --
                                                       2006      1.000          1.023               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2007      1.105          1.298               --
                                                       2006      1.000          1.105               --

  MSF BlackRock Bond Income Subaccount (Class A)
  (1/70).............................................  2007      1.044          1.082               --
                                                       2006      1.000          1.044               --

  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.020          1.046               --
                                                       2006      1.000          1.020               --

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2007      1.151          1.167               --
                                                       2006      1.000          1.151               --

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2007      1.200          1.219               --
                                                       2006      1.000          1.200               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.054          1.062               --
                                                       2006      1.000          1.054               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (1/70)...................................  2007      1.037          1.068               --
                                                       2006      1.000          1.037               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (1/70)........................  2007      1.043          1.067               --
                                                       2006      1.000          1.043               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.048          1.067               --
                                                       2006      1.000          1.048               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (1/70)........................  2007      1.053          1.067               --
                                                       2006      1.000          1.053               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (1/70).............................................  2007      1.204          1.224               --
                                                       2006      1.000          1.204               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.045          1.084               --
                                                       2006      0.996          1.045               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2007      1.063          1.132               --
                                                       2006      1.000          1.063               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (1/70)........................  2007      1.145          1.185               --
                                                       2006      1.000          1.145           14,954

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (1/70) *......................  2007      1.080          1.101               --
                                                       2006      1.000          1.080               --

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      0.998          1.004               --
                                                       2005      0.994          0.998               --
                                                       2004      1.000          0.994               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (7/04).....................................  2006      1.096          1.155               --
                                                       2005      1.062          1.096               --
                                                       2004      0.992          1.062               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (9/03)......................................  2007      1.044          1.062               --
                                                       2006      1.063          1.044               --
                                                       2005      1.067          1.063               --
                                                       2004      1.000          1.067               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.057          1.122           47,080
                                                       2006      1.043          1.057           41,235
                                                       2005      1.044          1.043           41,235
                                                       2004      1.000          1.044               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (6/03).........................................  2007      1.581          1.707               --
                                                       2006      1.268          1.581               --
                                                       2005      1.158          1.268               --
                                                       2004      1.000          1.158               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (6/03).............................................  2007      1.425          1.518               --
                                                       2006      1.245          1.425               --
                                                       2005      1.192          1.245               --
                                                       2004      1.000          1.192               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (11/03)............................................  2006      1.118          1.188               --
                                                       2005      1.054          1.118               --
                                                       2004      1.000          1.054               --

  Travelers Convertible Securities Subaccount
  (7/03).............................................  2006      1.020          1.084               --
                                                       2005      1.042          1.020           15,464
                                                       2004      1.000          1.042               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.227          1.336               --
                                                       2005      1.118          1.227               --
                                                       2004      1.000          1.118               --

  Travelers Equity Income Subaccount (7/03)..........  2006      1.123          1.177               --
                                                       2005      1.101          1.123               --
                                                       2004      1.000          1.101               --

  Travelers Federated High Yield Subaccount (9/03)...  2006      1.078          1.103               --
                                                       2005      1.078          1.078               --
                                                       2004      1.000          1.078               --

  Travelers Federated Stock Subaccount (6/03)........  2006      1.109          1.145               --
                                                       2005      1.079          1.109               --
                                                       2004      1.000          1.079               --

  Travelers Large Cap Subaccount (9/03)..............  2006      1.111          1.142               --
                                                       2005      1.048          1.111               --
                                                       2004      1.000          1.048               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (7/05)..................................  2006      1.068          1.133               --
                                                       2005      1.019          1.068               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (10/05).................................  2006      1.012          1.012               --
                                                       2005      1.000          1.012               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (7/05)..................................  2006      1.026          1.060               --
                                                       2005      1.000          1.026               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/70).......................  2006      1.029          1.070               --
                                                       2005      1.000          1.029               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (1/70).....................  2006      1.030          1.047               --
                                                       2005      1.000          1.030               --

  Travelers Mercury Large Cap Core Subaccount
  (7/03).............................................  2006      1.228          1.301               --
                                                       2005      1.123          1.228               --
                                                       2004      1.000          1.123               --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.079          1.138               --
                                                       2005      1.073          1.079               --
                                                       2004      1.000          1.073               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Total Return Subaccount (5/03)....  2006      1.100          1.133               --
                                                       2005      1.095          1.100               --
                                                       2004      1.000          1.095               --

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.169          1.260               --
                                                       2005      1.126          1.169               --
                                                       2004      0.994          1.126               --

  Travelers Mondrian International Stock Subaccount
  (8/03).............................................  2006      1.223          1.401               --
                                                       2005      1.144          1.223               --
                                                       2004      1.000          1.144               --

  Travelers Pioneer Fund Subaccount (4/03)...........  2006      1.130          1.196               --
                                                       2005      1.093          1.130               --
                                                       2004      1.000          1.093               --

  Travelers Pioneer Mid Cap Value Subaccount (8/05)..  2006      1.006          1.056               --
                                                       2005      1.000          1.006               --

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.116          1.124               --
                                                       2005      1.103          1.116               --
                                                       2004      1.000          1.103               --

  Travelers Quality Bond Subaccount (8/03)...........  2006      1.023          1.010               --
                                                       2005      1.031          1.023               --
                                                       2004      1.000          1.031               --

  Travelers Strategic Equity Subaccount (7/03).......  2006      1.092          1.137               --
                                                       2005      1.097          1.092               --
                                                       2004      1.000          1.097               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (7/05)..................................  2006      1.017          1.167               --
                                                       2005      1.000          1.017               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (7/05)..................................  2006      0.974          1.115               --
                                                       2005      1.000          0.974               --

  Travelers U.S. Government Securities Subaccount
  (8/04).............................................  2006      1.091          1.049               --
                                                       2005      1.072          1.091               --
                                                       2004      1.036          1.072               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2007      1.301          1.239               --
                                                       2006      1.148          1.301               --
                                                       2005      1.130          1.148               --
                                                       2004      1.000          1.130               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Van Kampen LIT Enterprise Subaccount (Class II)
  (1/04).............................................  2007      1.137          1.248               --
                                                       2006      1.092          1.137               --
                                                       2005      1.037          1.092               --
                                                       2004      1.000          1.037               --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, AllianceBernstein Variable Products Series Fund, Inc.-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities V.I. Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, High Yield Bond Trust merged into Metropolitan Series Fund, Inc.-Western Asset Management High Yield Bond Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Janus Aspen Series-Janus Aspen Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MSF Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Managed Assets Trust merged into Met Investors Series Trust-Legg Mason Partners Managed Assets Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Main Street Fund/VA was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Convertible Securities Portfolio merged into Met Investors Series Trust-Lord Abbett Bond Debenture Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Disciplined Mid Cap Stock Portfolio merged into Met Investors Series Trust-Batterymarch Mid-Cap Stock Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated High Yield Portfolio merged into Met Investors Series Trust-Federated High Yield Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated Stock Portfolio merged into Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Quality Bond Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-U.S. Government Securities Portfolio merged into Metropolitan Series Fund, Inc.-Western Asset Management U.S. Government Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable Large Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II, Inc.-Legg Mason Partners Variable Aggressive Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II-Legg Mason Partners Variable Growth and Income Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Metropolitan Series Funds, Inc.-Western Asset Management High Yield Bond Portfolio was replaced by Met Investors Series Trust-BlackRock High Yield Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX B

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

       FOR METLIFE OF CT SEPARATE ACCOUNT FOURTEEN FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

            PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT CHARGES 1.45%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.387          1.358                --
                                                       2005      1.225          1.387             5,032
                                                       2004      1.147          1.225                --
                                                       2003      1.000          1.147                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2007      1.972          2.232           152,222
                                                       2006      1.661          1.972           138,416
                                                       2005      1.477          1.661           142,244
                                                       2004      1.321          1.477            94,077
                                                       2003      1.000          1.321            37,036

  American Funds Growth Subaccount (Class 2) (5/03)..  2007      1.738          1.925         1,104,963
                                                       2006      1.600          1.738         1,213,983
                                                       2005      1.397          1.600         1,148,861
                                                       2004      1.260          1.397           589,788
                                                       2003      1.000          1.260           175,834

  American Funds Growth-Income Subaccount (Class 2)
  (6/03).............................................  2007      1.620          1.678         1,316,835
                                                       2006      1.427          1.620         1,183,685
                                                       2005      1.368          1.427         1,008,839
                                                       2004      1.258          1.368           421,664
                                                       2003      1.000          1.258           261,983

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.671          1.654                --
                                                       2005      1.434          1.671           144,925
                                                       2004      1.217          1.434            59,134
                                                       2003      1.000          1.217            22,095

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.731          2.262                --
                                                       2005      1.638          1.731           165,437
                                                       2004      1.265          1.638           163,900
                                                       2003      1.000          1.265           165,625

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/03).....................................  2007      1.434          1.514            87,989
                                                       2006      1.249          1.434            88,871
                                                       2005      1.214          1.249           100,461
                                                       2004      1.172          1.214           100,429
                                                       2003      1.000          1.172            74,699

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/03).....................................  2007      1.505          1.319            95,698
                                                       2006      1.471          1.505            99,693
                                                       2005      1.411          1.471            99,284
                                                       2004      1.286          1.411           117,603
                                                       2003      1.000          1.286            75,726

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.319          1.435                --
                                                       2005      1.214          1.319            42,248
                                                       2004      1.079          1.214             9,394
                                                       2003      1.000          1.079                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.316          1.468                --
                                                       2005      1.213          1.316            28,923
                                                       2004      1.072          1.213            21,992
                                                       2003      1.000          1.072                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/03).............................................  2007      1.778          2.056           202,232
                                                       2006      1.619          1.778           210,187
                                                       2005      1.408          1.619           169,862
                                                       2004      1.241          1.408            93,181
                                                       2003      1.000          1.241            19,422

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (8/03)...........................  2007      1.580          1.662             4,627
                                                       2006      1.409          1.580             4,734
                                                       2005      1.184          1.409            11,511
                                                       2004      1.186          1.184                --
                                                       2003      1.000          1.186                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Mid Cap Subaccount (Service Class 2) (5/03)....  2007      2.236          2.541           236,862
                                                       2006      2.018          2.236           237,362
                                                       2005      1.735          2.018           248,211
                                                       2004      1.412          1.735           108,517
                                                       2003      1.000          1.412            40,694

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.461          1.705                --
                                                       2005      1.341          1.461           743,635
                                                       2004      1.208          1.341           142,873
                                                       2003      1.000          1.208            39,577

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (7/03)........................  2007      2.885          3.662           183,127
                                                       2006      2.285          2.885           175,633
                                                       2005      1.820          2.285           160,472
                                                       2004      1.480          1.820            23,838
                                                       2003      1.000          1.480               279

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      2.033          2.314           932,900
                                                       2006      1.699          2.033           933,397
                                                       2005      1.564          1.699           915,542
                                                       2004      1.339          1.564             1,032
                                                       2003      1.127          1.339                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.630          1.957                --
                                                       2005      1.519          1.630           212,236
                                                       2004      1.329          1.519           129,931
                                                       2003      1.000          1.329            27,829

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.062          1.087                --
                                                       2005      1.064          1.062           102,579
                                                       2004      0.985          1.064            14,458

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/03).............................................  2006      1.241          1.282                --
                                                       2005      1.169          1.241            24,627
                                                       2004      1.095          1.169            24,643
                                                       2003      1.000          1.095            12,940

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (6/03)............................  2007      1.558          1.869                --
                                                       2006      1.487          1.558                --
                                                       2005      1.343          1.487                --
                                                       2004      1.193          1.343            10,447
                                                       2003      1.000          1.193            10,447

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/03).....................................  2007      1.607          1.927            17,236
                                                       2006      1.512          1.607            17,241
                                                       2005      1.375          1.512            18,622
                                                       2004      1.387          1.375            14,101
                                                       2003      1.000          1.387             6,694

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2007      1.563          1.685             8,418
                                                       2006      1.345          1.563             6,454
                                                       2005      1.293          1.345             8,720
                                                       2004      1.255          1.293             8,257
                                                       2003      1.000          1.255             5,185

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (6/03)......  2006      1.550          1.742                --
                                                       2005      1.512          1.550           431,893
                                                       2004      1.335          1.512            11,386
                                                       2003      1.000          1.335            20,495

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.668          1.610            29,792

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.543          1.599                --

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.536          1.589           203,870
                                                       2006      1.354          1.536           209,728
                                                       2005      1.318          1.354           250,033
                                                       2004      1.213          1.318           222,652
                                                       2003      1.000          1.213           185,884

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.739          1.667            90,477

  LMPVET Investors Subaccount (Class I) (6/03).......  2007      1.698          1.738            96,266
                                                       2006      1.456          1.698            99,460
                                                       2005      1.387          1.456           105,690
                                                       2004      1.275          1.387           118,997
                                                       2003      1.000          1.275            61,697

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.430          1.433            65,427

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2007      1.866          2.023            54,692
                                                       2006      1.679          1.866            98,991
                                                       2005      1.624          1.679            71,798
                                                       2004      1.431          1.624            74,428
                                                       2003      1.000          1.431            39,511

  LMPVET Social Awareness Subaccount (8/04)..........  2007      1.143          1.250                --
                                                       2006      1.077          1.143                --
                                                       2005      1.047          1.077                --
                                                       2004      0.920          1.047                --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (1/04)....  2007      1.031          1.030           151,993
                                                       2006      1.005          1.031           167,867
                                                       2005      0.996          1.005           176,247
                                                       2004      0.999          0.996           185,835
                                                       2003      1.000          0.999                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/03).........  2007      1.672          1.755                --
                                                       2006      1.436          1.672            88,905
                                                       2005      1.400          1.436            88,460
                                                       2004      1.312          1.400            92,696
                                                       2003      1.000          1.312            56,649

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2007      1.382          1.440                --
                                                       2006      1.345          1.382            70,762
                                                       2005      1.297          1.345            74,172
                                                       2004      1.309          1.297            77,067
                                                       2003      1.000          1.309            25,262

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (5/03).............................................  2007      1.625          1.683                --
                                                       2006      1.484          1.625            30,737
                                                       2005      1.370          1.484            31,424
                                                       2004      1.274          1.370            60,400
                                                       2003      1.000          1.274            15,899

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2007      1.486          1.553                --
                                                       2006      1.342          1.486                --
                                                       2005      1.313          1.342             6,505
                                                       2004      1.230          1.313            22,447
                                                       2003      1.000          1.230            22,497

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (6/03).............................................  2007      1.625          1.689                --
                                                       2006      1.406          1.625            89,259
                                                       2005      1.381          1.406            96,279
                                                       2004      1.244          1.381            88,933
                                                       2003      1.000          1.244            44,421

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (6/03).............................................  2007      1.816          2.003                --
                                                       2006      1.642          1.816           205,109
                                                       2005      1.539          1.642           175,352
                                                       2004      1.259          1.539           126,076
                                                       2003      1.000          1.259            34,477

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.087          1.122                --
                                                       2005      1.062          1.087                --
                                                       2004      0.983          1.062             2,540

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (1/70)..........................................  2007      1.723          1.801            64,826
                                                       2006      1.000          1.723            58,543

  MIST BlackRock High Yield Subaccount (Class A)
  (1/70) *...........................................  2007      1.321          1.338           201,826
                                                       2006      1.000          1.321           151,148

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2007      1.651          1.732                --
                                                       2006      1.000          1.651            11,126

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.718          1.732             5,915

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.198          1.170            19,371
                                                       2006      1.000          1.198             6,646

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2007      1.978          1.933            34,736
                                                       2006      1.000          1.978            79,416

  MIST Janus Forty Subaccount (Class A) (1/70).......  2007      1.698          2.183           143,455
                                                       2006      1.000          1.698           117,781

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.223          1.085                --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (1/70)...................................  2007      1.187          1.244                --
                                                       2006      1.000          1.187                --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (1/70)..........................................  2007      1.323          1.394            61,359
                                                       2006      1.000          1.323           208,798

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70) *.................................  2007      1.079          1.105           832,888
                                                       2006      1.000          1.079           968,916

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70) *...........................................  2007      1.073          1.064           340,399
                                                       2006      1.000          1.073             8,195

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2007      1.454          1.604            66,262
                                                       2006      1.000          1.454            11,778

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2007      1.168          1.283            16,069
                                                       2006      1.000          1.168                --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      2.224          2.337            10,914

  MIST MFS(R) Value Subaccount (Class A) (1/70)......  2007      1.396          1.481           156,173
                                                       2006      1.000          1.396            68,261

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/07)..........................................  2007      1.221          1.026           184,035
                                                       2006      1.000          1.221           248,953

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.151          1.220           377,345

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2007      1.559          1.613             7,395
                                                       2006      1.000          1.559             2,171

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.120          1.237                --
                                                       2006      1.000          1.120             2,150

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2007      1.163          1.223            55,201
                                                       2006      1.000          1.163            31,005

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70) *........................................  2007      1.030          0.984           793,139
                                                       2006      1.000          1.030           679,740

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2007      1.516          1.799            62,998
                                                       2006      1.000          1.516            29,695

  MSF BlackRock Bond Income Subaccount (Class A)
  (1/70).............................................  2007      1.082          1.119           426,078

  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.038          1.075           272,073
                                                       2006      1.000          1.038           349,783

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2007      1.400          1.434            66,199
                                                       2006      1.000          1.400            62,751

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2007      1.488          1.526           235,425
                                                       2006      1.000          1.488           250,133

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.061          1.080             3,031
                                                       2006      1.000          1.061             3,045

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (1/70)...................................  2007      1.044          1.086                --
                                                       2006      1.000          1.044                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (1/70)........................  2007      1.050          1.085                --
                                                       2006      1.000          1.050                --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.056          1.086            66,233
                                                       2006      1.000          1.056            68,048

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (1/70)........................  2007      1.060          1.085           136,027
                                                       2006      1.000          1.060                --

  MSF MFS(R) Total Return Subaccount (Class F)
  (1/70).............................................  2007      1.388          1.425           637,837
                                                       2006      1.000          1.388           534,155

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.052          1.102           506,421
                                                       2006      0.996          1.052           368,624

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2007      1.070          1.151             6,944
                                                       2006      1.000          1.070             6,950

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (1/70)........................  2007      1.156          1.200                --
                                                       2006      1.000          1.156           130,929

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (1/70) *......................  2007      1.076          1.109            20,293
                                                       2006      1.000          1.076            20,041

Money Market Portfolio
  Money Market Subaccount (6/03).....................  2006      1.005          1.014                --
                                                       2005      0.991          1.005           359,678
                                                       2004      0.995          0.991           377,425
                                                       2003      1.000          0.995           600,572

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (6/04).....................................  2006      1.098          1.161                --
                                                       2005      1.054          1.098                --
                                                       2004      0.993          1.054                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/03)......................................  2007      1.123          1.146                --
                                                       2006      1.131          1.123           469,720
                                                       2005      1.124          1.131           492,914
                                                       2004      1.047          1.124           437,688
                                                       2003      1.000          1.047            47,635

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.083          1.161         1,280,500
                                                       2006      1.058          1.083         1,372,395
                                                       2005      1.048          1.058         1,476,618
                                                       2004      1.014          1.048         1,753,870
                                                       2003      1.000          1.014         1,692,427

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/03).........................................  2007      2.064          2.235                --
                                                       2006      1.639          2.064             5,633
                                                       2005      1.482          1.639            19,632
                                                       2004      1.294          1.482            19,671
                                                       2003      1.000          1.294            19,436

  Putnam VT Small Cap Value Subaccount (Class IB)
  (6/03).............................................  2007      2.171          2.319                --
                                                       2006      1.878          2.171           175,102
                                                       2005      1.780          1.878           199,627
                                                       2004      1.431          1.780           126,858
                                                       2003      1.000          1.431            62,905

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/03).............................................  2006      1.380          1.470                --
                                                       2005      1.288          1.380            11,694
                                                       2004      1.227          1.288            23,433
                                                       2003      1.000          1.227            37,898

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.183          1.262                --
                                                       2005      1.196          1.183           270,474
                                                       2004      1.142          1.196           164,856
                                                       2003      1.000          1.142           100,931

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.654          1.808                --
                                                       2005      1.493          1.654            71,883
                                                       2004      1.301          1.493            81,623
                                                       2003      1.000          1.301            38,923

  Travelers Equity Income Subaccount (6/03)..........  2006      1.378          1.449                --
                                                       2005      1.338          1.378           266,115
                                                       2004      1.236          1.338           246,109
                                                       2003      1.000          1.236            57,194

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Federated High Yield Subaccount (6/03)...  2006      1.220          1.252                --
                                                       2005      1.207          1.220           150,378
                                                       2004      1.110          1.207           184,369
                                                       2003      1.000          1.110           154,529

  Travelers Federated Stock Subaccount (6/03)........  2006      1.416          1.467                --
                                                       2005      1.364          1.416             2,356
                                                       2004      1.252          1.364             2,360
                                                       2003      1.000          1.252             2,365

  Travelers Large Cap Subaccount (6/03)..............  2006      1.338          1.379                --
                                                       2005      1.249          1.338            61,960
                                                       2004      1.190          1.249            54,442
                                                       2003      1.000          1.190            52,765

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.074          1.143                --
                                                       2005      1.000          1.074                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (1/70)..................................  2006      1.014          1.018                --
                                                       2005      1.000          1.014                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (10/05).................................  2006      1.031          1.069                --
                                                       2005      0.990          1.031                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (8/05).......................  2006      1.033          1.078                --
                                                       2005      1.000          1.033                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (5/05).....................  2006      1.036          1.057                --
                                                       2005      1.000          1.036                --

  Travelers Mercury Large Cap Core Subaccount
  (6/03).............................................  2006      1.466          1.558                --
                                                       2005      1.328          1.466            11,143
                                                       2004      1.162          1.328             5,125
                                                       2003      1.000          1.162                --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.466          1.552                --
                                                       2005      1.443          1.466            41,320
                                                       2004      1.283          1.443            40,812
                                                       2003      1.000          1.283            36,255

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Total Return Subaccount (6/03)....  2006      1.256          1.298                --
                                                       2005      1.238          1.256           640,974
                                                       2004      1.127          1.238           480,980
                                                       2003      1.000          1.127           272,384

  Travelers MFS(R) Value Subaccount (6/04)...........  2006      1.167          1.262                --
                                                       2005      1.112          1.167            29,975
                                                       2004      0.995          1.112                --

  Travelers Mondrian International Stock Subaccount
  (6/03).............................................  2006      1.560          1.793                --
                                                       2005      1.446          1.560            53,347
                                                       2004      1.267          1.446            41,940
                                                       2003      1.000          1.267            11,315

  Travelers Pioneer Fund Subaccount (4/03)...........  2006      1.364          1.448                --
                                                       2005      1.306          1.364             2,175
                                                       2004      1.192          1.306             2,094
                                                       2003      1.000          1.192                --

  Travelers Pioneer Mid Cap Value Subaccount (9/05)..  2006      1.009          1.063                --
                                                       2005      0.980          1.009             2,111

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.110          1.122                --
                                                       2005      1.086          1.110            51,003
                                                       2004      1.004          1.086                --

  Travelers Quality Bond Subaccount (6/03)...........  2006      1.036          1.027                --
                                                       2005      1.034          1.036           536,840
                                                       2004      1.016          1.034           585,269
                                                       2003      1.000          1.016           317,950

  Travelers Strategic Equity Subaccount (6/03).......  2006      1.344          1.403                --
                                                       2005      1.336          1.344            16,156
                                                       2004      1.230          1.336            17,850
                                                       2003      1.000          1.230            18,019

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (1/70)..................................  2006      1.021          1.176                --
                                                       2005      1.000          1.021                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (1/70)..................................  2006      0.979          1.123                --
                                                       2005      1.000          0.979                --

  Travelers U.S. Government Securities Subaccount
  (7/04).............................................  2006      1.077          1.039                --
                                                       2005      1.048          1.077            19,797
                                                       2004      1.006          1.048             2,622

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2007      1.714          1.650           155,460
                                                       2006      1.499          1.714           106,081
                                                       2005      1.461          1.499           111,623
                                                       2004      1.262          1.461            78,731
                                                       2003      1.000          1.262            24,388

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/03).............................................  2007      1.361          1.508                --
                                                       2006      1.293          1.361                --
                                                       2005      1.216          1.293                --
                                                       2004      1.189          1.216             4,194
                                                       2003      1.000          1.189            23,162




            PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT CHARGES 2.45%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.185          1.149             --
                                                       2005      1.058          1.185             --
                                                       2004      1.000          1.058             --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2007      1.455          1.631             --
                                                       2006      1.238          1.455             --
                                                       2005      1.112          1.238             --
                                                       2004      1.000          1.112             --

  American Funds Growth Subaccount (Class 2) (5/03)..  2007      1.323          1.451             --
                                                       2006      1.230          1.323             --
                                                       2005      1.085          1.230             --
                                                       2004      1.000          1.085             --

  American Funds Growth-Income Subaccount (Class 2)
  (6/03).............................................  2007      1.236          1.266             --
                                                       2006      1.099          1.236             --
                                                       2005      1.064          1.099             --
                                                       2004      1.000          1.064             --

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.348          1.330             --
                                                       2005      1.169          1.348             --
                                                       2004      1.000          1.169             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.346          1.742             --
                                                       2005      1.287          1.346             --
                                                       2004      1.000          1.287             --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/03).....................................  2007      1.183          1.237             --
                                                       2006      1.041          1.183             --
                                                       2005      1.022          1.041             --
                                                       2004      1.000          1.022             --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/03).....................................  2007      1.143          0.992             --
                                                       2006      1.129          1.143             --
                                                       2005      1.093          1.129             --
                                                       2004      1.000          1.093             --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.200          1.301             --
                                                       2005      1.116          1.200             --
                                                       2004      1.000          1.116             --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.202          1.336             --
                                                       2005      1.119          1.202             --
                                                       2004      1.000          1.119             --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/03).............................................  2007      1.370          1.567             --
                                                       2006      1.259          1.370             --
                                                       2005      1.106          1.259             --
                                                       2004      1.000          1.106             --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (8/03)...........................  2007      1.359          1.416             --
                                                       2006      1.224          1.359             --
                                                       2005      1.039          1.224             --
                                                       2004      1.000          1.039             --

  VIP Mid Cap Subaccount (Service Class 2) (5/03)....  2007      1.549          1.743             --
                                                       2006      1.412          1.549             --
                                                       2005      1.226          1.412             --
                                                       2004      1.000          1.226             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.186          1.370             --
                                                       2005      1.100          1.186             --
                                                       2004      1.000          1.100             --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (7/03)........................  2007      1.960          2.463             --
                                                       2006      1.568          1.960             --
                                                       2005      1.261          1.568             --
                                                       2004      1.000          1.261             --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      1.472          1.658             --
                                                       2006      1.242          1.472             --
                                                       2005      1.155          1.242             --
                                                       2004      1.000          1.155             --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.189          1.413             --
                                                       2005      1.119          1.189             --
                                                       2004      1.000          1.119             --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.063          1.084             --
                                                       2005      1.075          1.063             --
                                                       2004      1.000          1.075             --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/03).............................................  2006      1.122          1.155             --
                                                       2005      1.068          1.122             --
                                                       2004      1.000          1.068             --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (6/03)............................  2007      1.181          1.402             --
                                                       2006      1.138          1.181             --
                                                       2005      1.038          1.138             --
                                                       2004      1.000          1.038             --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/03).....................................  2007      1.205          1.431             --
                                                       2006      1.145          1.205             --
                                                       2005      1.052          1.145             --
                                                       2004      1.000          1.052             --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2007      1.288          1.374             --
                                                       2006      1.119          1.288             --
                                                       2005      1.086          1.119             --
                                                       2004      1.000          1.086             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (6/03)......  2006      1.142          1.272             --
                                                       2005      1.125          1.142             --
                                                       2004      1.000          1.125             --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.253          1.201             --

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.222          1.258             --

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.222          1.251             --
                                                       2006      1.088          1.222             --
                                                       2005      1.069          1.088             --
                                                       2004      1.000          1.069             --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.282          1.221             --

  LMPVET Investors Subaccount (Class I) (6/03).......  2007      1.294          1.312             --
                                                       2006      1.122          1.294             --
                                                       2005      1.079          1.122             --
                                                       2004      1.000          1.079             --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.067          1.062             --

  LMPVET Small Cap Growth Subaccount (Class I)
  (5/03).............................................  2007      1.313          1.409             --
                                                       2006      1.193          1.313             --
                                                       2005      1.165          1.193             --
                                                       2004      1.000          1.165             --

  LMPVET Social Awareness Subaccount (8/04)..........  2007      1.151          1.245             --
                                                       2006      1.095          1.151             --
                                                       2005      1.075          1.095             --
                                                       2004      0.948          1.075             --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (1/04)....  2007      1.012          1.001             --
                                                       2006      0.996          1.012             --
                                                       2005      0.997          0.996             --
                                                       2004      1.000          0.997             --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/03).........  2007      1.236          1.294             --
                                                       2006      1.073          1.236             --
                                                       2005      1.057          1.073             --
                                                       2004      1.000          1.057             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2007      1.034          1.074             --
                                                       2006      1.017          1.034             --
                                                       2005      0.990          1.017             --
                                                       2004      1.000          0.990             --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (5/03).............................................  2007      1.225          1.264             --
                                                       2006      1.130          1.225             --
                                                       2005      1.054          1.130             --
                                                       2004      1.000          1.054             --

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2007      1.181          1.230             --
                                                       2006      1.077          1.181             --
                                                       2005      1.065          1.077             --
                                                       2004      1.000          1.065             --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (6/03).............................................  2007      1.267          1.313             --
                                                       2006      1.107          1.267             --
                                                       2005      1.099          1.107             --
                                                       2004      1.000          1.099             --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (6/03).............................................  2007      1.342          1.475             --
                                                       2006      1.225          1.342             --
                                                       2005      1.160          1.225             --
                                                       2004      1.000          1.160             --

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.085          1.117             --
                                                       2005      1.071          1.085             --
                                                       2004      1.000          1.071             --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (1/70)..........................................  2007      1.265          1.309             --
                                                       2006      1.000          1.265             --

  MIST BlackRock High Yield Subaccount (Class A)
  (1/70) *...........................................  2007      1.156          1.159             --
                                                       2006      1.000          1.156             --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2007      1.370          1.432             --
                                                       2006      1.000          1.370             --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.420          1.423             --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.181          1.141             --
                                                       2006      1.000          1.181             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2007      1.535          1.485             --
                                                       2006      1.000          1.535             --

  MIST Janus Forty Subaccount (Class A) (1/70).......  2007      1.356          1.726             --
                                                       2006      1.000          1.356             --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.203          1.060             --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (1/70)...................................  2007      1.174          1.218             --
                                                       2006      1.000          1.174             --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (1/70)..........................................  2007      1.130          1.178             --
                                                       2006      1.000          1.130             --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70) *.................................  2007      1.072          1.087             --
                                                       2006      1.000          1.072             --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70) *...........................................  2007      1.066          1.046             --
                                                       2006      1.000          1.066             --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2007      1.166          1.274             --
                                                       2006      1.000          1.166             --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2007      1.152          1.252             --
                                                       2006      1.000          1.152             --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      1.697          1.773             --

  MIST MFS(R) Value Subaccount (Class A) (1/70)......  2007      1.385          1.454             --
                                                       2006      1.000          1.385             --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/07)..........................................  2007      1.213          1.009             --
                                                       2006      1.000          1.213             --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.067          1.123             --

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2007      1.278          1.310             --
                                                       2006      1.000          1.278             --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.105          1.216             --
                                                       2006      1.000          1.105             --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2007      1.158          1.205             --
                                                       2006      1.000          1.158             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70) *........................................  2007      1.023          0.968             --
                                                       2006      1.000          1.023             --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2007      1.105          1.298             --
                                                       2006      1.000          1.105             --

  MSF BlackRock Bond Income Subaccount (Class A)
  (1/70).............................................  2007      1.054          1.082             --

  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.020          1.046             --
                                                       2006      1.000          1.020             --

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2007      1.151          1.167             --
                                                       2006      1.000          1.151             --

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2007      1.200          1.219             --
                                                       2006      1.000          1.200             --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.054          1.062             --
                                                       2006      1.000          1.054             --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (1/70)...................................  2007      1.037          1.068             --
                                                       2006      1.000          1.037             --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (1/70)........................  2007      1.043          1.067             --
                                                       2006      1.000          1.043             --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.048          1.067             --
                                                       2006      1.000          1.048             --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (1/70)........................  2007      1.053          1.067             --
                                                       2006      1.000          1.053             --

  MSF MFS(R) Total Return Subaccount (Class F)
  (1/70).............................................  2007      1.204          1.224             --
                                                       2006      1.000          1.204             --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.045          1.084             --
                                                       2006      0.996          1.045             --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2007      1.063          1.132             --
                                                       2006      1.000          1.063             --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (1/70)........................  2007      1.145          1.185             --
                                                       2006      1.000          1.145             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (1/70) *......................  2007      1.080          1.101             --
                                                       2006      1.000          1.080             --

Money Market Portfolio
  Money Market Subaccount (6/03).....................  2006      0.998          1.004             --
                                                       2005      0.994          0.998             --
                                                       2004      1.000          0.994             --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (6/04).....................................  2006      1.096          1.155             --
                                                       2005      1.062          1.096             --
                                                       2004      1.007          1.062             --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/03)......................................  2007      1.044          1.062             --
                                                       2006      1.063          1.044             --
                                                       2005      1.067          1.063             --
                                                       2004      1.000          1.067             --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.057          1.122             --
                                                       2006      1.043          1.057             --
                                                       2005      1.044          1.043             --
                                                       2004      1.000          1.044             --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/03).........................................  2007      1.581          1.707             --
                                                       2006      1.268          1.581             --
                                                       2005      1.158          1.268             --
                                                       2004      1.000          1.158             --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (6/03).............................................  2007      1.425          1.518             --
                                                       2006      1.245          1.425             --
                                                       2005      1.192          1.245             --
                                                       2004      1.000          1.192             --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/03).............................................  2006      1.118          1.188             --
                                                       2005      1.054          1.118             --
                                                       2004      1.000          1.054             --

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.020          1.084             --
                                                       2005      1.042          1.020             --
                                                       2004      1.000          1.042             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.227          1.336             --
                                                       2005      1.118          1.227             --
                                                       2004      1.000          1.118             --

  Travelers Equity Income Subaccount (6/03)..........  2006      1.123          1.177             --
                                                       2005      1.101          1.123             --
                                                       2004      1.000          1.101             --

  Travelers Federated High Yield Subaccount (6/03)...  2006      1.078          1.103             --
                                                       2005      1.078          1.078             --
                                                       2004      1.000          1.078             --

  Travelers Federated Stock Subaccount (6/03)........  2006      1.109          1.145             --
                                                       2005      1.079          1.109             --
                                                       2004      1.000          1.079             --

  Travelers Large Cap Subaccount (6/03)..............  2006      1.111          1.142             --
                                                       2005      1.048          1.111             --
                                                       2004      1.000          1.048             --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.068          1.133             --
                                                       2005      1.000          1.068             --

  Travelers Managed Allocation Series: Conservative
  Subaccount (1/70)..................................  2006      1.012          1.012             --
                                                       2005      1.000          1.012             --

  Travelers Managed Allocation Series: Moderate
  Subaccount (10/05).................................  2006      1.026          1.060             --
                                                       2005      0.987          1.026             --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (8/05).......................  2006      1.029          1.070             --
                                                       2005      1.000          1.029             --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (5/05).....................  2006      1.030          1.047             --
                                                       2005      1.000          1.030             --

  Travelers Mercury Large Cap Core Subaccount
  (6/03).............................................  2006      1.228          1.301             --
                                                       2005      1.123          1.228             --
                                                       2004      1.000          1.123             --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.079          1.138             --
                                                       2005      1.073          1.079             --
                                                       2004      1.000          1.073             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Total Return Subaccount (6/03)....  2006      1.100          1.133             --
                                                       2005      1.095          1.100             --
                                                       2004      1.000          1.095             --

  Travelers MFS(R) Value Subaccount (6/04)...........  2006      1.169          1.260             --
                                                       2005      1.126          1.169             --
                                                       2004      1.012          1.126             --

  Travelers Mondrian International Stock Subaccount
  (6/03).............................................  2006      1.223          1.401             --
                                                       2005      1.144          1.223             --
                                                       2004      1.000          1.144             --

  Travelers Pioneer Fund Subaccount (4/03)...........  2006      1.130          1.196             --
                                                       2005      1.093          1.130             --
                                                       2004      1.000          1.093             --

  Travelers Pioneer Mid Cap Value Subaccount (9/05)..  2006      1.006          1.056             --
                                                       2005      0.979          1.006             --

  Travelers Pioneer Strategic Income Subaccount
  (7/04).............................................  2006      1.116          1.124             --
                                                       2005      1.103          1.116             --
                                                       2004      1.024          1.103             --

  Travelers Quality Bond Subaccount (6/03)...........  2006      1.023          1.010             --
                                                       2005      1.031          1.023             --
                                                       2004      1.000          1.031             --

  Travelers Strategic Equity Subaccount (6/03).......  2006      1.092          1.137             --
                                                       2005      1.097          1.092             --
                                                       2004      1.000          1.097             --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (1/70)..................................  2006      1.017          1.167             --
                                                       2005      1.000          1.017             --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (1/70)..................................  2006      0.974          1.115             --
                                                       2005      1.000          0.974             --

  Travelers U.S. Government Securities Subaccount
  (7/04).............................................  2006      1.091          1.049             --
                                                       2005      1.072          1.091             --
                                                       2004      1.034          1.072             --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2007      1.301          1.239             --
                                                       2006      1.148          1.301             --
                                                       2005      1.130          1.148             --
                                                       2004      1.000          1.130             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/03).............................................  2007      1.137          1.248             --
                                                       2006      1.092          1.137             --
                                                       2005      1.037          1.092             --
                                                       2004      1.000          1.037             --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, AllianceBernstein Variable Products Series Fund, Inc.-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities V.I. Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, High Yield Bond Trust merged into Metropolitan Series Fund, Inc.-Western Asset Management High Yield Bond Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Janus Aspen Series-Janus Aspen Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MSF Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Managed Assets Trust merged into Met Investors Series Trust-Legg Mason Partners Managed Assets Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Main Street Fund/VA was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Convertible Securities Portfolio merged into Met Investors Series Trust-Lord Abbett Bond Debenture Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Disciplined Mid Cap Stock Portfolio merged into Met Investors Series Trust-Batterymarch Mid-Cap Stock Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated High Yield Portfolio merged into Met Investors Series Trust-Federated High Yield Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated Stock Portfolio merged into Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Quality Bond Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-U.S. Government Securities Portfolio merged into Metropolitan Series Fund, Inc.-Western Asset Management U.S. Government Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable Large Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II, Inc.-Legg Mason Partners Variable Aggressive Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II-Legg Mason Partners Variable Growth and Income Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Metropolitan Series Funds, Inc.-Western Asset Management High Yield Bond Portfolio was replaced by Met Investors Series Trust-BlackRock High Yield Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX C

--------------------------------------------------------------------------------

                ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Certain Underlying Funds were subject to a merger, substitution or other change. The chart below identifies the former name and new name of each of these Underlying Funds, and the former name and new name of the trust of which the Underlying Fund is a part.

UNDERLYING FUND NAME CHANGE

                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Neuberger Berman Real Estate Portfolio         Clarion Global Real Estate Portfolio


UNDERLYING FUND MERGERS
The following former Underlying Funds were merged with the new Underlying Funds.

         FORMER UNDERLYING FUND/TRUST                    NEW UNDERLYING FUND/TRUST
---------------------------------------------  ---------------------------------------------
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Batterymarch Mid-Cap Stock Portfolio         Lazard Mid Cap Portfolio
MET INVESTORS SERIES TRUST                     METROPOLITAN SERIES FUND, INC.
  MFS((R) )Value Portfolio                     MFS((R) )Value Portfolio


UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were substituted for the former Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND               METROPOLITAN SERIES FUND, INC.
  Appreciation Portfolio                       Davis Venture Value Portfolio
DREYFUS VARIABLE INVESTMENT FUND               METROPOLITAN SERIES FUND, INC.
  Developing Leaders Portfolio                 T. Rowe Price Small Cap Growth Portfolio
FRANKLIN TEMPLETON VARIABLE INSURANCE          MET INVESTORS SERIES TRUST
  PRODUCTS TRUST
  Templeton Developing Markets Securities      MFS(R) Emerging Markets Equity Portfolio
     Fund
JANUS ASPEN SERIES                             METROPOLITAN SERIES FUND, INC.
  Worldwide Growth Portfolio                   Oppenheimer Global Equity Portfolio

                                   APPENDIX D

--------------------------------------------------------------------------------

                                THE FIXED ACCOUNT

The Fixed Account is part of the Company's general account assets. These general account assets include all assets of the Company other than those held in the Separate Accounts sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic Annuity Payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account Contract Value, or the dollar amount of fixed Annuity Payments made under any payout option.

We guarantee that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described below, less any applicable premium taxes or prior withdrawals.

Purchase Payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account, which supports insurance and annuity obligations. Where permitted by state law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract. The general account and any interest therein are not registered under, or subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

We guarantee the initial rate for any allocations into the Fixed Account for one year from the date of such allocation. We guarantee subsequent renewal rates for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at a rate not less than the minimum interest rate allowed by state law. We reserve the right to change the rate subject to applicable state law. We will determine any interest we credit to amounts allocated to the Fixed Account in excess of the minimum guaranteed rate in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guaranteed rate for any given year. We have no specific formula for determining the interest rate. Some factors we may consider are regulatory and tax requirements, general economic trends and competitive factors.

TRANSFERS

You may make transfers from the Fixed Account to any available Variable Funding Option(s) twice a year during the 30 days following the semiannual anniversary of the Contract Date. We limit transfers to an amount of up to 15% of the Fixed Account Contract Value on the semiannual Contract Date anniversary. (This restriction does not apply to transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions. Where permitted by state law, we reserve the right to restrict transfers into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract.

Automated transfers from the Fixed Account to any of the Variable Funding Options may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX E

--------------------------------------------------------------------------------

            WAIVER OF WITHDRAWAL CHARGE FOR NURSING HOME CONFINEMENT

(AVAILABLE ONLY IF THE OWNER IS AGE 70 OR YOUNGER ON THE DATE THE CONTRACT IS ISSUED.)

If, after the first Contract Year and before the Maturity Date, and you begin confinement in an eligible nursing home, you may surrender or make withdrawal, subject to the maximum withdrawal amount described below, without incurring a withdrawal charge. In order for the Company to waive the withdrawal charge, the withdrawal must be made during continued confinement in an eligible nursing home after the qualifying period has been satisfied, or within sixty (60) days after such confinement ends. The qualifying period is confinement in an eligible nursing home for ninety (90) consecutive days. We will require proof of confinement in a form satisfactory to us, which may include certification by a licensed physician that such confinement is medically necessary.

An eligible nursing home is defined as an institution or special nursing unit of a hospital which:

     (a)  is Medicare approved as a provider of skilled nursing care services;
          and

     (b) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism.

                                       OR

Meets all of the following standards:

     (a) is licensed as a nursing care facility by the state in which it is licensed;

     (b) is either a freestanding facility or a distinct part of another facility such as a ward, wing, unit or swing-bed of a hospital or other facility;

     (c) provides nursing care to individuals who are not able to care for themselves and who require nursing care;

     (d) provides, as a primary function, nursing care and room and board; and charges for these services;

     (e) provides care under the supervision of a licensed physician, registered nurse (RN) or licensed practical nurse (LPN);

     (f) may provide care by a licensed physical, respiratory, occupational or speech therapist; and

     (g) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism.

We will not waive withdrawal charges if confinement is due to one or more of the following causes:

     (a) mental, nervous, emotional or personality disorder without demonstrable organic disease, including, but not limited to, neurosis, psychoneurosis, psychopathy or psychosis

     (b) the voluntary taking or injection of drugs, unless prescribed or administered by a licensed physician

     (c) the voluntary taking of any drugs prescribed by a licensed physician and intentionally not taken as prescribed

     (d) sensitivity to drugs voluntarily taken, unless prescribed by a physician

     (e) drug addiction, unless addiction results from the voluntary taking of drugs prescribed by a licensed physician, or the involuntary taking of drugs.

FILING A CLAIM: You must provide the Company with written notice of a claim during continued confinement after the 90-day qualifying period, or within sixty days after such confinement ends.

The maximum withdrawal amount for which we will waive the withdrawal charge is the Contract Value on the next valuation date following written proof of claim, less any Purchase Payments made within a one-year period before confinement in an eligible nursing home begins, less any Purchase Payment made on or after the Annuitant's 71st birthday.

We will pay any withdrawal requested under the scope of this waiver as soon as we receive proper written proof of your claim, and we will pay the withdrawal in a lump sum. You should consult with your tax adviser regarding the tax impact of any withdrawals taken from your Contract.

                                   APPENDIX F

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               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and MetLife Insurance Company of Connecticut. A list of the contents of the Statement of Additional Information is set forth below:

                     The Insurance Company
                     Principal Underwriter
                     Distribution and Principal Underwriting Agreement Valuation of Assets
                     Federal Tax Considerations
                     Independent Registered Public Accounting Firm Condensed Financial Information
                     Financial Statements

--------------------------------------------------------------------------------

Copies of the Statement of Additional Information dated April 28, 2008 are available without charge. To request a copy, please clip this coupon on the line above, enter your name and address in the spaces provided below, and mail to MetLife Insurance Company of Connecticut, P.O. Box 10366, Des Moines, IA 50306-0366. For the MetLife Insurance Company of Connecticut Statement of Additional Information please request MIC-Book-72-73-87. For the Statement of Additional Information for the contracts issued by the former MetLife Life and Annuity Company of Connecticut please request MLAC-Book-72-73-87.

Name: -------------------------------------------------

Address: ----------------------------------------------

CHECK BOX:

[ ] MIC-Book-72-73-87

[ ] MLAC-Book-72-73-87

                     PIONEER ANNUISTAR(SM) VARIABLE ANNUITY
                       PIONEER ANNUISTAR VALUE(SM) ANNUITY

                                    ISSUED BY

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                    METLIFE INSURANCE COMPANY OF CONNECTICUT

                        SUPPLEMENT DATED OCTOBER 13, 2008
                     TO THE PROSPECTUS DATED APRIL 28, 2008

Effective October 13, 2008, the Company combined MetLife of CT Separate Account Thirteen for Variable Annuities (the "Former Separate Account") with and into MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"). The Separate Account was established on November 14, 2002 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. All references in your Prospectus to the Former Separate Account now refer to the Separate Account.

The Combination does not affect you in any way. More particularly:

     - There are no changes in our obligations or your rights and benefits under the Contract as a result of the Combination.
     - Your Contract Value is not affected by the Combination and no charges have been or will be imposed in connection therewith.
     - The Variable Funding Options available under your Contract have not changed as a result of the Combination.
     - Your Contract Value is allocated to the same Variable Funding Options (with the same Accumulation Unit values or Annuity Unit values) as it was before the Combination.
     - The Combination does not result in any federal income tax consequences to you.

If you have any questions, please contact us at 866-547-3793.

                 PIONEER ANNUISTAR VALUE(SM) ANNUITY PROSPECTUS:

         METLIFE OF CT SEPARATE ACCOUNT THIRTEEN FOR VARIABLE ANNUITIES METLIFE OF CT SEPARATE ACCOUNT FOURTEEN FOR VARIABLE ANNUITIES

                                 APRIL 28, 2008

This prospectus describes PIONEER ANNUISTAR VALUE ANNUITY, a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") accumulate on a variable and/or, subject to availability, fixed basis in one or more of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options available for contracts purchased on or after April 28, 2008 are:

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS     Pioneer Cullen Value VCT Portfolio
  TRUST -- CLASS 2                                 Pioneer Emerging Markets VCT Portfolio
  Franklin Rising Dividends Securities Fund        Pioneer Equity Income VCT Portfolio
  Franklin Small-Mid Cap Growth Securities         Pioneer Fund VCT Portfolio
     Fund                                          Pioneer Global High Yield VCT Portfolio
  Templeton Foreign Securities Fund                Pioneer High Yield VCT Portfolio
LEGG MASON PARTNERS VARIABLE EQUITY TRUST          Pioneer Ibbotson Aggressive Allocation VCT
  Legg Mason Partners Variable Aggressive             Portfolio
     Growth Portfolio -- Class II                  Pioneer Ibbotson Growth Allocation VCT
  Legg Mason Partners Variable Capital and            Portfolio
     Income Portfolio -- Class II                  Pioneer Ibbotson Moderate Allocation VCT
  Legg Mason Partners Variable Fundamental            Portfolio
     Value Portfolio -- Class I                    Pioneer Independence VCT Portfolio
MET INVESTORS SERIES TRUST                         Pioneer International Value VCT Portfolio
  Lazard Mid Cap Portfolio -- Class B              Pioneer Mid Cap Value VCT Portfolio
  Met/AIM Capital Appreciation                     Pioneer Oak Ridge Large Cap Growth VCT
     Portfolio -- Class E                             Portfolio
  MFS(R) Research International                    Pioneer Real Estate Shares VCT Portfolio
     Portfolio -- Class B                          Pioneer Small Cap Value VCT Portfolio
  Oppenheimer Capital Appreciation                 Pioneer Strategic Income VCT Portfolio
     Portfolio -- Class B
METROPOLITAN SERIES FUND, INC.
  BlackRock Money Market Portfolio -- Class A
  MFS(R) Total Return Portfolio -- Class B
  Oppenheimer Global Equity
     Portfolio -- Class B
PIONEER VARIABLE CONTRACTS TRUST -- CLASS II
  Pioneer Bond VCT Portfolio


     Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds" for more information.

The Contract, certain Contract features and/or some of the funding options may not be available in all states.

This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information ("SAI") dated April 28, 2008. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to us at P.O. Box 10366, Des Moines, IA 50306-0366, call 866-547-3793 or access the SEC's website (http://www.sec.gov). See Appendix F for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                                TABLE OF CONTENTS






                                                                          PAGE
                                                                          ----
GLOSSARY................................................................     3
SUMMARY.................................................................     5
FEE TABLE...............................................................     9
CONDENSED FINANCIAL INFORMATION.........................................    13
THE ANNUITY CONTRACT....................................................    13
Contract Owner Inquiries................................................    14
Purchase Payments.......................................................    15
Accumulation Units......................................................    15
The Variable Funding Options............................................    16
FIXED ACCOUNT...........................................................    19
CHARGES AND DEDUCTIONS..................................................    20
General.................................................................    20
Withdrawal Charge.......................................................    20
Free Withdrawal Allowance...............................................    21
Transfer Charge.........................................................    21
Administrative Charges..................................................    21
Mortality and Expense Risk Charge.......................................    22
Variable Liquidity Benefit Charge.......................................    22
Enhanced Stepped-Up Provision Charge....................................    22
Guaranteed Minimum Withdrawal Benefit Charge............................    22
Guaranteed Minimum Withdrawal Benefit for Life ("GMWB for Life")
  Charge................................................................    22
Guaranteed Minimum Accumulation Benefit Charge..........................    23
Variable Funding Option Expenses........................................    23
Premium Tax.............................................................    23
Changes in Taxes Based upon Premium or Value............................    23
TRANSFERS...............................................................    23
Market Timing/Excessive Trading.........................................    23
Dollar Cost Averaging...................................................    25
ACCESS TO YOUR MONEY....................................................    26
Systematic Withdrawals..................................................    26
OWNERSHIP PROVISIONS....................................................    27
Types of Ownership......................................................    27
Contract Owner..........................................................    27
Beneficiary.............................................................    27
Annuitant...............................................................    27
DEATH BENEFIT...........................................................    28
Death Proceeds before the Maturity Date.................................    28
Enhanced Stepped-Up Provision ("E.S.P.")................................    30
Payment of Proceeds.....................................................    30
Spousal Contract Continuance (subject to availability--does not apply if
  a non-spouse is a joint owner)........................................    32
Beneficiary Contract Continuance (not permitted for non-natural
  beneficiaries)........................................................    33
Planned Death Benefit...................................................    33
Death Proceeds after the Maturity Date..................................    34
LIVING BENEFITS.........................................................    34
Guaranteed Minimum Withdrawal Benefit ("GMWB" or "Principal
  Guarantee")...........................................................    34
THE ANNUITY PERIOD......................................................    55
Maturity Date...........................................................    55
Allocation of Annuity...................................................    55
Variable Annuity........................................................    55
Fixed Annuity...........................................................    56
PAYMENTS OPTIONS........................................................    56
Election of Options.....................................................    56
Annuity Options.........................................................    56
Variable Liquidity Benefit..............................................    57
MISCELLANEOUS CONTRACT PROVISIONS.......................................    57
Right to Return.........................................................    57
Termination.............................................................    57
Required Reports........................................................    58
Suspension of Payments..................................................    58
THE SEPARATE ACCOUNTS...................................................    58
Performance Information.................................................    59
FEDERAL TAX CONSIDERATIONS..............................................    59
General Taxation of Annuities...........................................    59
Types of Contracts: Qualified and Non-qualified.........................    60
Qualified Annuity Contracts.............................................    60
Taxation of Qualified Annuity Contracts.................................    61
Mandatory Distributions for Qualified Plans.............................    61
Individual Retirement Annuities.........................................    61
Roth IRAs...............................................................    62
TSAs (ERISA and Non-ERISA)..............................................    62
Non-qualified Annuity Contracts.........................................    64
Diversification Requirements for Variable Annuities.....................    65
Ownership of the Investments............................................    65
Taxation of Death Benefit Proceeds......................................    66
Other Tax Considerations................................................    66
Treatment of Charges for Optional Benefits..............................    66
Guaranteed Minimum Withdrawal Benefits..................................    66
Puerto Rico Tax Considerations..........................................    66
Non-Resident Aliens.....................................................    67
Tax Credits and Deductions..............................................    67
OTHER INFORMATION.......................................................    67
The Insurance Company...................................................    67
Financial Statements....................................................    68
Distribution of Variable Annuity Contracts..............................    68
Conformity with State and Federal Laws..................................    69
Voting Rights...........................................................    70
Restrictions on Financial Transactions..................................    70
Legal Proceedings.......................................................    70
APPENDIX A: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT SEPARATE
  ACCOUNT THIRTEEN FOR VARIABLE ANNUITIES...............................   A-1
APPENDIX B: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT SEPARATE
  ACCOUNT FOURTEEN FOR VARIABLE ANNUITIES...............................   B-1
APPENDIX C: ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS...........   C-1
APPENDIX D: THE FIXED ACCOUNT...........................................   D-1
APPENDIX E: WAIVER OF WITHDRAWAL CHARGE FOR NURSING HOME CONFINEMENT....   E-1
APPENDIX F: CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION.........   F-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any withdrawal charge and premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (YOU) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

FIXED ACCOUNT -- an account that consists of all of the assets under this Contract other than those in the Separate Account.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 10366, Des Moines, IA 50306-0366 (for overnight delivery or courier service only: 4700 Westown Parkway, Suite 200, West Des Moines, IA 50266). For Purchase Payments and (if applicable) loan repayments, our Home Office address is: MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401, 403, 408 or 408A of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND A portfolio of an open-end management investment company that is registered with the Securities and Exchange Commission in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- MetLife Insurance Company of Connecticut.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- "You" is the Contract Owner and a natural person, a trust established for the benefit of a natural person or a charitable remainder trust.

                                    SUMMARY:

                         PIONEER ANNUISTAR VALUE ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is MetLife Insurance Company of Connecticut ("the Company," "We" or "Us"). The Company sponsors MetLife of CT Separate Account Thirteen for Variable Annuities ("Separate Account Thirteen") and MetLife of CT Separate Account Fourteen for Variable Annuities ("Separate Account Fourteen"), each a segregated account ("Separate Account"). Prior to December 7, 2007, Separate Account Fourteen was sponsored by MetLife Life and Annuity Company of Connecticut ("MLACC"). On that date, MLACC merged with and into the Company, and the Company became the sponsor of Separate Account Fourteen. Immediately following the merger, the Company stopped issuing Contracts under Separate Account Fourteen and now only issues Contracts under Separate Account Thirteen. When we refer to the Separate Account, we are referring to Separate Account Thirteen, except where the Contract was originally issued by MLACC, in which case, we are referring to Separate Account Fourteen.

The Contract and/or certain optional benefits may not currently be available for sale in all states. For contracts issued in New York, a waiver of the withdrawal charge may apply to all Annuity Payments.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options and/or to the Fixed Account that is part of our general account (the "Fixed Account"). We guarantee money directed to the Fixed Account as to principal and interest. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity, or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), 408(b) or 408A of the Code. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

You may purchase the Contract with an initial payment of at least $5,000. You may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds. If your Contract was issued as a Qualified Contract under Section 403(b) of the Code in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted) as significant adverse tax consequences may result from such additional payments. (See "Federal Tax Considerations.")

The ages of the owner and Annuitant determine which death benefits and certain optional features are available to you. See "The Annuity Contract" section for more information.

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract, and this Contract has its own surrender charges that would apply to you. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds). Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed). We will determine your Contract Value at the close of business (generally, 4:00 p.m., Eastern Time) on the day we receive a Written Request for a refund.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. You may transfer between the Fixed Account and the Variable Funding Options twice a year (during the 30 days after the six-month Contract Date anniversary), provided the amount is not greater than 15% of the Fixed Account value on that date. Where permitted by state law, we also reserve the right to restrict transfers into the Fixed Account if the credited interest rate is equal to the minimum guaranteed interest rate specified under the Contract. Amounts previously transferred from the Fixed Account to the Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of the transfer.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge each business day from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E charge at an annual rate of 1.35% for the Standard Death Benefit and 1.60% for the Enhanced Death Benefit. For Contracts with a value of less than $40,000, we also deduct an annual contract administrative charge of $30. Each Underlying Fund also charges for management costs and other expenses.

We will apply a withdrawal charge to withdrawals from the Contract, and will calculate it as a percentage of the Purchase Payments withdrawn. The maximum percentage is 6%, decreasing to 0% after seven full years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.)

If you select the Enhanced Stepped-Up Provision ("E.S.P."), an additional 0.20% annually will be deducted each business day from amounts in the Variable Funding Options. THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

Upon annuitization, if the Variable Liquidity Benefit is selected, there is a maximum charge of 6% of the amounts withdrawn. Please refer to "Payment Options" for a description of this benefit.

We offer a Guaranteed Minimum Withdrawal Benefit ("GMWB") rider that you can select when you purchase the Contract. There are four different versions of the GMWB under this Contract: GMWB I, GMWB II, GMWB III and GMWB for Life. (Check with your registered representative to see which version(s) of the rider is available in y our state.) If you select one of the GMWB riders, a charge will be deducted each business day from amounts allocated to the Variable Funding Options. The current charge for GMWB I, GMWB II and GMWB III, on an annual basis, is as follows: 0.40%, 0.50% and 0.25%, respectively. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

If you elect the GMWB for Life ("Living Income Guarantee") rider, a charge will be deducted each business day from amounts allocated to the Variable Funding Options. The charge depends on whether you purchase the Single Life Option or the Joint Life Option. The current charge, on an annual basis, is 0.65% for the Single Life Option and 0.80% for the Joint Life Option. The charge can increase but will never exceed 1.50%. This charge will continue until termination of the rider or Contract. You cannot cancel the rider, although the rider terminates under certain circumstances. (see "Termination".)

If you select the Guaranteed Minimum Accumulation Benefit ("GMAB"), we will deduct each business day a charge of 0.50% (on an annual basis) from amounts allocated to the Variable Funding Options.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts (see "Access to Your Money -- Systematic Withdrawals").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes, and/or a penalty tax on amounts withdrawn.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. Withdrawals in excess of the annual free withdrawal allowance may be subject to a withdrawal charge.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - ENHANCED STEPPED-UP PROVISION ("E.S.P."). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary may elect to continue his/her portion of the Contract and take required distributions over time, rather than have the death benefit paid to the beneficiary in a lump sum.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("PRINCIPAL GUARANTEE"). For an additional charge, we will guarantee the periodic return of your investment. Under this benefit, we will pay you a percentage of your investment every year until your investment has been returned in full, regardless of market performance. Depending on when you elect to begin receiving payments and which GMWB rider you select, the maximum amount of your investment that you receive each year is 5% or 10%. When you add Purchase Payments to your Contract, we include them as part of the guarantee. In the future, however, we may discontinue including additional Purchase Payments as part of the guarantee. The guarantee is subject to restrictions on withdrawals and other restrictions.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT FOR LIFE ("GMWB FOR LIFE" OR "LIVING INCOME GUARANTEE"). For an additional charge, we will guarantee a fixed level of income for life after you attain a certain age as long as you do not withdraw more than a certain amount from your Contract each year. The guarantee is based on Purchase Payments received within two years of your initial purchase. Depending on when you elect to take your first withdrawal, the maximum amount of your investment that you may receive each year is 5%, 6%, or 7%. Payments are guaranteed for your life when you reach age 59 1/2 if you purchase the benefit alone (the "Single Life Option"), or guaranteed for the life of both you and your spouse (the "Joint Life Option") when both you and your spouse reach age 65 if you purchase the benefit with your spouse. The base guarantee increases each year automatically on your anniversary if your Contract Value is greater than the base guarantee. The guarantee is subject to restrictions on withdrawals, and you are required to remain invested in a limited number of specified Variable Funding Options. Currently, you may elect the GMWB for Life rider only at the time of your initial purchase of the Contract, and once you purchase the GMWB for Life rider, you cannot cancel it. Guaranteed withdrawals are also available before the qualifying age, however these payments are not guaranteed for life. There is also a guaranteed lump sum feature available after ten years in lieu of guaranteed periodic payments.

     - GUARANTEED MINIMUM ACCUMULATION BENEFIT ("GMAB"). For an additional charge, we will guarantee that your Contract Value will not be less than a minimum amount at the end of a specified number of years. The guaranteed amount is based on your Purchase Payments, including additional Purchase Payments you make within 12 months of electing the rider. Additional Purchase Payments made more than 12 months after you elect the rider will not increase the guaranteed amount. If your Contract Value is less than the minimum guaranteed amount on the Rider Maturity Date, we will apply additional amounts to increase your Contract Value so that it is equal to the guaranteed amount.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES

WITHDRAWAL CHARGE.......................................   6%(1)
(as a percentage of the Purchase Payments withdrawn)



TRANSFER CHARGE.........................................   $10(2)
(assessed on transfers that exceed 12 per year)



VARIABLE LIQUIDITY BENEFIT CHARGE.......................   6%(3)
(As a percentage of the present value of the remaining
  Annuity Payments that are surrendered. The interest
  rate used to calculate this present value is 1% higher
  than the Assumed (Daily) Net Investment Factor used to
  calculate the Annuity Payments.)


The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

CONTRACT ADMINISTRATIVE CHARGES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE...................   $30(4)


---------
(1) The withdrawal charge declines to zero after the Purchase Payment has been in the Contract for seven years. The charge is as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                2 years               6%
         2 years                4 years               5%
         4 years                5 years               4%
         5 years                6 years               3%
         6 years                7 years               2%
        7 + years                                     0%


(2)   We do not currently assess the transfer charge.
(3) This withdrawal charge only applies when you surrender the Contract after beginning to receive Annuity Payments. The Variable Liquidity Benefit Charge declines to zero after seven years. The charge is as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                2 years               6%
         2 years                4 years               5%
         4 years                5 years               4%
         5 years                6 years               3%
         6 years                7 years               2%
         7+years                                      0%


(4) We do not assess this charge if Contract Value is $40,000 or more on the fourth Friday of each August.

ANNUAL SEPARATE ACCOUNT CHARGES
(as a percentage of the average daily net assets of the Separate Account)

We will assess a minimum mortality and expense risk charge ("M&E") of 1.35% and an administrative expense charge of 0.15% on all Contracts. In addition, for optional features there is a 0.20% charge for E.S.P., a 0.50% charge for GMAB, a 0.40% current charge for GMWB I (maximum of 1.00% upon reset), a 0.50% current charge for GMWB II (maximum of 1.00% upon reset), a 0.25% charge for GMWB III, a 0.65% current charge for GMWB for Life (Single Life Option) (maximum of 1.50% upon reset), and a 0.80% current charge for GMWB for Life (Joint Life Option) (maximum of 1.50% upon reset). Below is a summary of all of the maximum charges that may apply, depending on the death benefit and optional features you select:

                                                               STANDARD DEATH
                                                                   BENEFIT       ENHANCED DEATH BENEFIT
                                                               --------------    ----------------------
Mortality and Expense Risk Charge*.........................       1.35%                 1.60%
Administrative Expense Charge..............................       0.15%                 0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH NO OPTIONAL
  FEATURES SELECTED........................................       1.50%                 1.75%
Optional E.S.P. Charge.....................................       0.20%                 0.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. ONLY
  SELECTED.................................................       1.70%                 1.95%
Optional GMAB Charge.......................................       0.50%                 0.50%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMAB ONLY
  SELECTED.................................................       2.00%                 2.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND GMAB
  SELECTED(5)..............................................       2.20%                 2.45%
Optional GMWB I Charge.....................................       1.00%(6)              1.00%(6)
Optional GMWB II Charge....................................       1.00%(6)              1.00%(6)
Optional GMWB III Charge...................................       0.25%                 0.25%
OPTIONAL GMWB FOR LIFE (SINGLE LIFE OPTION) CHARGE.........       1.50%(6)              1.50%(6)
OPTIONAL GMWB FOR LIFE (JOINT LIFE OPTION) CHARGE..........       1.50%(6)              1.50%(6)
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB I ONLY
  SELECTED.................................................       2.50%                 2.75%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB II ONLY
  SELECTED.................................................       2.50%                 2.75%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB III ONLY
  SELECTED.................................................       1.75%                 2.00%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB FOR LIFE
  (SINGLE LIFE OPTION) ONLY SELECTED.......................       3.00%                 3.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB FOR LIFE
  (JOINT LIFE OPTION) ONLY SELECTED........................       3.00%                 3.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND GMWB
  I SELECTED...............................................       2.70%                 2.95%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND GMWB
  II SELECTED..............................................       2.70%                 2.95%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND GMWB
  III SELECTED.............................................       1.95%                 2.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND GMWB
  FOR LIFE (SINGLE LIFE OPTION) SELECTED...................       3.20%                 3.45%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND GMWB
  FOR LIFE (JOINT LIFE OPTION) SELECTED....................       3.20%                 3.45%


---------
*     We will waive the following amounts of the Mortality and Expense Risk
      Charge: an amount, if any, equal to the underlying fund expenses that are in excess of 1.16% for the Subaccount investing in the Met/AIM Capital Appreciation Portfolio -- Class E; an amount, if any, equal to the underlying fund expenses that are in excess of 1.13% for the Subaccount investing in MFS(R) Research International Portfolio -- Class B, and an amount, if any, equal to the underlying fund expenses that are in excess of 0.90% for the Subaccount investing in Oppenheimer Global Equity Portfolio -- Class B.
(5)   GMAB and GMWB cannot both be elected.
(6)   The current charges for the available GMWB riders are as follow:

-------------------------------------------------------------------------------------------
                     GMWB RIDER                                   CURRENT CHARGE
-------------------------------------------------------------------------------------------
GMWB I                                                                0.40%
-------------------------------------------------------------------------------------------
GMWB II                                                               0.50%
-------------------------------------------------------------------------------------------
GMWB for Life (Single Life Option)                                    0.65%
-------------------------------------------------------------------------------------------
GMWB for Life (Joint Life Option)                                     0.80%
-------------------------------------------------------------------------------------------


UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2007 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service (12b-1) fees if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 866-547-3793.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                                         MINIMUM    MAXIMUM
                                                                         -------    -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and
  other expenses)                                                         0.40%      1.90%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
  Franklin Rising Dividends
     Securities Fund.............    0.58%       0.25%      0.02%         0.01%         0.86%        0.01%         0.85%(1)
  Franklin Small-Mid Cap Growth
     Securities Fund.............    0.47%       0.25%      0.28%         0.01%         1.01%        0.01%         1.00%(1)
  Templeton Foreign Securities
     Fund........................    0.63%       0.25%      0.14%         0.02%         1.04%        0.02%         1.02%(1)
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable
     Aggressive Growth
     Portfolio -- Class II++.....    0.75%       0.25%      0.15%           --          1.15%          --          1.15%(2)
  Legg Mason Partners Variable
     Capital and Income
     Portfolio -- Class II.......    0.75%       0.25%      0.13%           --          1.13%          --          1.13%
  Legg Mason Partners Variable
     Fundamental Value
     Portfolio -- Class I........    0.75%         --       0.08%           --          0.83%          --          0.83%(2)
MET INVESTORS SERIES TRUST
  Lazard Mid Cap
     Portfolio -- Class B........    0.69%       0.25%      0.06%           --          1.00%          --          1.00%
  Met/AIM Capital Appreciation
     Portfolio -- Class E........    0.76%       0.15%      0.10%           --          1.01%          --          1.01%
  MFS(R) Research International
     Portfolio -- Class B........    0.70%       0.25%      0.09%           --          1.04%          --          1.04%
  Oppenheimer Capital
     Appreciation
     Portfolio -- Class B........    0.58%       0.25%      0.06%           --          0.89%          --          0.89%
METROPOLITAN SERIES FUND, INC.
  BlackRock Money Market
     Portfolio -- Class A........    0.33%         --       0.07%           --          0.40%        0.01%         0.39%(3)
  MFS(R) Total Return
     Portfolio -- Class B........    0.53%       0.25%      0.05%           --          0.83%          --          0.83%

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
  Oppenheimer Global Equity
     Portfolio -- Class B........    0.51%       0.25%      0.10%           --          0.86%          --          0.86%
PIONEER VARIABLE CONTRACTS
  TRUST -- CLASS II
  Pioneer Bond VCT Portfolio.....    0.50%       0.25%      0.28%           --          1.03%        0.16%         0.87%(4)
  Pioneer Cullen Value VCT
     Portfolio...................    0.70%       0.25%      0.37%           --          1.32%        0.32%         1.00%(5)
  Pioneer Emerging Markets VCT
     Portfolio...................    1.15%       0.25%      0.24%           --          1.64%          --          1.64%
  Pioneer Equity Income VCT
     Portfolio...................    0.65%       0.25%      0.05%           --          0.95%          --          0.95%
  Pioneer Fund VCT Portfolio.....    0.65%       0.25%      0.05%           --          0.95%          --          0.95%
  Pioneer Global High Yield VCT
     Portfolio...................    0.65%       0.25%      0.48%           --          1.38%        0.38%         1.00%(6)
  Pioneer High Yield VCT
     Portfolio...................    0.65%       0.25%      0.10%           --          1.00%          --          1.00%
  Pioneer Ibbotson Aggressive
     Allocation VCT Portfolio....    0.17%       0.25%      0.60%         0.88%         1.90%        0.47%         1.43%(7)
  Pioneer Ibbotson Growth
     Allocation VCT Portfolio....    0.17%       0.25%      0.10%         0.82%         1.34%        0.14%         1.20%(8)
  Pioneer Ibbotson Moderate
     Allocation VCT Portfolio....    0.17%       0.25%      0.14%         0.77%         1.33%        0.17%         1.16%(9)
  Pioneer Independence VCT
     Portfolio...................    0.70%       0.25%      0.32%           --          1.27%          --          1.27%
  Pioneer International Value VCT
     Portfolio...................    0.85%       0.25%      0.32%           --          1.42%          --          1.42%
  Pioneer Mid Cap Value VCT
     Portfolio...................    0.65%       0.25%      0.06%           --          0.96%          --          0.96%
  Pioneer Oak Ridge Large Cap
     Growth VCT Portfolio........    0.75%       0.25%      0.29%           --          1.29%        0.34%         0.95%(10)
  Pioneer Real Estate Shares VCT
     Portfolio...................    0.80%       0.25%      0.11%           --          1.16%          --          1.16%
  Pioneer Small Cap Value VCT
     Portfolio...................    0.75%       0.25%      0.15%         0.05%         1.20%          --          1.20%
  Pioneer Strategic Income VCT
     Portfolio...................    0.65%       0.25%      0.18%           --          1.08%          --          1.08%


---------
* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2007.
(1) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the "acquired fund" in this case) to the extent of the Fund's fees and expenses of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.
(2) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.
(3) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million.
(4) The waiver reflects a contractual expense limitation in effect through May 1, 2009 under which Pioneer has contractually agreed not to impose all or a portion of its management fee and, if necessary, to limit other ordinary operating expenses to the extent required to reduce Class I expenses to 0.62% of average daily net assets, and to waive fees or limit other expenses of the Class II shares to effect a like reduction in Class II expenses.
(5) The waiver reflects a contractual expense limitation in effect through May 1, 2009 under which Pioneer has contractually agreed not to impose all or a portion of its management fee and, if necessary, to limit other ordinary operating expenses to the extent required to reduce Class II expenses, other than acquired fund fees and expenses, to 1.00% of average daily net assets.
(6) The waiver reflects a contractual expense limitation in effect through May 1, 2009 under which Pioneer has contractually agreed not to impose all or a portion of its management fee and, if necessary, to limit other ordinary operating expenses to the extent required to reduce Class II expenses to 1.00% of average daily net assets.
(7) The Portfolio is a "fund of funds" that invests in other underlying Pioneer portfolios. As an investor in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios, including the management fee. The waiver reflects a contractual expense limitation in effect through May 1, 2009 under which Pioneer has contractually agreed not to impose all or a portion of its management fee and, if necessary, to limit other direct operating expenses to the extent required to reduce Class II expenses, other than acquired fund fees and expenses, to 0.55% of average daily net assets.
(8) The Portfolio is a "fund of funds" that invests in other underlying Pioneer portfolios. As an investor in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios, including the management fee. The waiver reflects a contractual expense limitation in effect through May 1, 2009 under which Pioneer has contractually agreed not to impose all or a portion of its management fee and, if necessary, to limit other direct operating expenses to the extent required to reduce Class II expenses, other than acquired fund fees and expenses, to 0.38% of average daily net assets.
(9) The Portfolio is a "fund of funds" that invests in other underlying Pioneer portfolios. As an investor in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios, including the management fee. The waiver reflects a contractual expense limitation in effect through May 1, 2009 under which Pioneer has contractually agreed not to impose all or a portion of its management fee and, if necessary, to limit other direct operating expenses to the extent required to reduce Class II expenses, other than acquired fund fees and expenses, to 0.39% of average daily net assets.
(10) The waiver reflects a contractual expense limitation in effect through May 1, 2009 under which Pioneer has contractually agreed not to impose all or a portion of its management fee and, if necessary, to limit other ordinary operating expenses to the extent required to reduce Class II expenses to 0.95% of average daily net assets.


EXAMPLE

The example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. The example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

The example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual Contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above, and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses. Your actual expenses will be less than those shown if you do not elect all of the optional benefits. The GMAB and a GMWB rider cannot both be elected.

EXAMPLE -- This example assumes that you have elected the most expensive death benefit option, the E.S.P. optional death benefit and the Guaranteed Minimum Withdrawal Benefit for Life rider (assuming the maximum 1.50% charge applies in all Contract Years).

                                    IF CONTRACT IS SURRENDERED AT THE               IF CONTRACT IS NOT SURRENDERED OR
                                          END OF PERIOD SHOWN:                   ANNUITIZED AT THE END OF PERIOD SHOWN:
                             ----------------------------------------------  ----------------------------------------------
FUNDING OPTION                 1 YEAR      3 YEARS     5 YEARS    10 YEARS     1 YEAR      3 YEARS     5 YEARS    10 YEARS
--------------               ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Underlying Fund with
Maximum Total Annual
Operating Expenses.........    $1,140      $2,064      $3,040      $5,310       $540       $1,614      $2,680      $5,310
Underlying Fund with
Minimum Total Annual
Operating Expenses.........      $991      $1,631      $2,341      $4,030       $391       $1,181      $1,981      $4,030


                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

See Appendices A and B.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

Pioneer AnnuiStar Value Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax deferred in the funding options of your choice. We offer multiple Variable Funding Options. We may also offer a Fixed Account option. Where permitted by state law, we also reserve the right to restrict allocation of Purchase Payments to the Fixed Account if the credited interest rate is equal to the minimum guaranteed interest rate specified under the Contract. The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments, plus or minus any investment experience on the amounts you allocate to the Separate Account ("Separate Account Contract Value") or interest on the amounts you allocate to the Fixed Account ("Fixed Account Contract Value"). The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The Contract is not available for purchase if the proposed owner or Annuitant is age 81 or older.

The ages of the owner and Annuitant determine which death benefits and certain optional features are available to you.

                                                          MAXIMUM AGE BASED ON THE OLDER OF THE OWNER AND
            DEATH BENEFIT/OPTIONAL FEATURE                        ANNUITANT ON THE CONTRACT DATE*
------------------------------------------------------    -----------------------------------------------
Standard Death Benefit                                                           80
Enhanced Death Benefit                                                           75
Enhanced Stepped-Up Provision (E.S.P.)                                           75


---------
* The maximum age for optional death benefits may be reduced in connection with the offer of the Contracts through certain broker-dealers.

Since optional death benefits carry higher charges, you should consider the ages of the owner and Annuitant when electing these benefits, as the additional value provided by the benefit may be significantly reduced or eliminated depending on the ages of the owner and Annuitant at the time of election.

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits. You should consult with your tax adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 866-547-3793.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $5,000. You may make additional payments of at least $500 at any time. No additional Purchase Payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Initial Purchase Payments plus the total of any subsequent Purchase Payments may total more than $1,000,000 only with our prior consent. Where permitted by state law, we may restrict Purchase Payments into the Fixed Account whenever the current credited interest rate for the Fixed Account is equal to the minimum guaranteed rate specified in your Contract. Purchase Payments may be made at any time while the Annuitant is alive and before the date Annuity Payments begin.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit any subsequent Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

IF YOU SEND YOUR PURCHASE PAYMENTS OR TRANSACTION REQUESTS TO AN ADDRESS OTHER THAN THE ONE WE HAVE DESIGNATED FOR RECEIPT OF SUCH PURCHASE PAYMENTS OR REQUESTS, WE MAY RETURN THE PURCHASE PAYMENT TO YOU, OR THERE MAY BE A DELAY IN APPLYING THE PURCHASE PAYMENT OR TRANSACTION TO YOUR CONTRACT.

QUALIFIED CONTRACTS UNDER SECTION 403(B). If your Contract was issued as a Qualified Contract under Section 403(b) of the Code (also called a "tax sheltered annuity" or "TSA") in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments. Such additional payments may have significant adverse tax consequences. (See "Federal Tax Consequences.")

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the accumulation period. During the accumulation period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or, liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or, taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance policies, and in some instances, certain retirement plans. They are not the same as the retail mutual funds offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. These broker-dealer firms may receive payments from the Underlying Funds they recommend and may benefit accordingly from the allocation of Contract Value to such Underlying Funds. When the Company develops a variable product in cooperation with a fund family or distributor (e.g. a "private label" product) the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN YOUR CONTRACT VALUE RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace an Underlying Fund may be limited by the terms of a five-year agreement between MetLife, Inc. (MetLife) and Legg Mason, Inc. (Legg Mason) relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove an Underlying Fund, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the Company is generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. (Citigroup) as part of MetLife's acquisition of The Travelers Insurance Company and The Travelers Life and Annuity Company (both of which are now MetLife Insurance Company of Connecticut) from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason. The agreement also obligates Legg Mason to continue making payments to the Company with respect to Underlying

Funds advised by Legg Mason affiliates, on the same terms provided for in administrative services agreements between Citigroup's asset management affiliates and the Travelers insurance companies that predate the acquisition.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of its affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to the Contracts, and, in the Company's role as an intermediary, with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of its affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee
Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee
Table -- Underlying Fund Fees and Expenses" and "Other
Information -- Distribution of Variable Annuity Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor, MetLife Investors Distribution Company. Payments under an Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 866-547-3793 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser:

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
Franklin Rising Dividends          Seeks long-term capital            Franklin Advisory Services, LLC
  Securities Fund                  appreciation, with preservation
                                   of capital as an important
                                   consideration.
Franklin Small-Mid Cap Growth      Seeks long-term capital growth.    Franklin Advisers, Inc.
  Securities Fund
Templeton Foreign Securities Fund  Seeks long-term capital growth.    Templeton Investment Counsel, LLC
                                                                      Subadviser: Franklin Templeton
                                                                      Investment Management Limited

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
Legg Mason Partners Variable       Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
  Aggressive Growth                                                   LLC
  Portfolio -- Class II                                               Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks total return (that is, a     Legg Mason Partners Fund Advisor,
  Capital and Income               combination of income and long-    LLC
  Portfolio -- Class II            term capital appreciation).        Subadvisers: Western Asset
                                                                      Management Company; ClearBridge
                                                                      Advisors, LLC; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable       Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
  Fundamental Value                Current income is a secondary      LLC
  Portfolio -- Class I             consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC
MET INVESTORS SERIES TRUST
Lazard Mid Cap Portfolio -- Class  Seeks long-term growth of          Met Investors Advisory, LLC
  B                                capital.                           Subadviser: Lazard Asset
                                                                      Management LLC
Met/AIM Capital Appreciation       Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class E                                                Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
MFS(R) Research International      Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B                                                Subadviser: Massachusetts
                                                                      Financial Services Company
Oppenheimer Capital Appreciation   Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B                                                Subadviser: OppenheimerFunds,
                                                                      Inc.
METROPOLITAN SERIES FUND, INC.
BlackRock Money Market             Seeks a high level of current      MetLife Advisers, LLC
  Portfolio -- Class A             income consistent with             Subadviser: BlackRock Advisors,
                                   preservation of capital.           LLC
MFS(R) Total Return                Seeks a favorable total return     MetLife Advisers, LLC
  Portfolio -- Class B             through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
Oppenheimer Global Equity          Seeks capital appreciation.        MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: OppenheimerFunds,
                                                                      Inc.
PIONEER VARIABLE CONTRACTS
  TRUST -- CLASS II
Pioneer Bond VCT Portfolio         Seeks to provide current income    Pioneer Investment Management,
                                   from an investment grade           Inc.
                                   portfolio with due regard to
                                   preservation of capital and
                                   prudent investment risk.
Pioneer Cullen Value VCT           Seeks capital appreciation, with   Pioneer Investment Management,
  Portfolio                        current income as a secondary      Inc.
                                   objective.                         Subadviser: Cullen Capital
                                                                      Management, Inc.
Pioneer Emerging Markets VCT       Seeks long-term growth of          Pioneer Investment Management,
  Portfolio                        capital.                           Inc.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Pioneer Equity Income VCT          Seeks current income and long-     Pioneer Investment Management,
  Portfolio                        term growth of capital from a      Inc.
                                   portfolio consisting primarily of
                                   income producing equity
                                   securities of U.S. corporations.
Pioneer Fund VCT Portfolio         Seeks reasonable income and        Pioneer Investment Management,
                                   capital growth.                    Inc.
Pioneer Global High Yield VCT      Seeks to maximize total return     Pioneer Investment Management,
  Portfolio                        through a combination of income    Inc.
                                   and capital appreciation.
Pioneer High Yield VCT Portfolio   Seeks to maximize total return     Pioneer Investment Management,
                                   through a combination of income    Inc.
                                   and capital appreciation.
Pioneer Ibbotson Aggressive        Seeks long-term capital growth.    Pioneer Investment Management,
  Allocation VCT Portfolio                                            Inc.
                                                                      Subadviser: Ibbotson Associates,
                                                                      LLC
Pioneer Ibbotson Growth            Seeks long-term capital growth     Pioneer Investment Management,
  Allocation VCT Portfolio         and current income.                Inc.
                                                                      Subadviser: Ibbotson Associates,
                                                                      LLC
Pioneer Ibbotson Moderate          Seeks long-term capital growth     Pioneer Investment Management,
  Allocation VCT Portfolio         and current income.                Inc.
                                                                      Subadviser: Ibbotson Associates,
                                                                      LLC
Pioneer Independence VCT           Seeks appreciation of capital.     Pioneer Investment Management,
  Portfolio                                                           Inc.
Pioneer International Value VCT    Seeks long-term capital growth.    Pioneer Investment Management,
  Portfolio                                                           Inc.
Pioneer Mid Cap Value VCT          Seeks capital appreciation by      Pioneer Investment Management,
  Portfolio                        investing in a diversified         Inc.
                                   portfolio of securities
                                   consisting primarily of common
                                   stocks.
Pioneer Oak Ridge Large Cap        Seeks capital appreciation.        Pioneer Investment Management,
  Growth VCT Portfolio                                                Inc.
                                                                      Subadviser: Oak Ridge
                                                                      Investments, LLC
Pioneer Real Estate Shares VCT     Seeks long-term growth of          Pioneer Investment Management,
  Portfolio                        capital. Current income is the     Inc.
                                   portfolio's secondary investment   Subadviser: AEW Management and
                                   objective.                         Advisors, L.P.
Pioneer Small Cap Value VCT        Seeks capital growth by investing  Pioneer Investment Management,
  Portfolio                        in a diversified portfolio of      Inc.
                                   securities consisting primarily
                                   of common stocks.
Pioneer Strategic Income VCT       Seeks a high level of current      Pioneer Investment Management,
  Portfolio                        income.                            Inc.


Certain Variable Funding Options may have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds."

                                  FIXED ACCOUNT

--------------------------------------------------------------------------------

We may offer our Fixed Account as a funding option. Please refer to your Contract and Appendix D for more information.

                             CHARGES AND DEDUCTIONS

--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     -    administration of the annuity options available under the Contracts

     -    the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your registered representative

     -    other costs of doing business

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

WITHDRAWAL CHARGE

We do not deduct a sales charge from Purchase Payments when they are made to the Contract. However, a withdrawal charge will apply if Purchase Payments are withdrawn before they have been in the Contract for seven years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.) We will assess the charge as a percentage of the Purchase Payment withdrawn as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                2 years               6%
         2 years                4 years               5%
         4 years                5 years               4%
         5 years                6 years               3%
         6 years                7 years               2%
        7 + years                                     0%

For purposes of the withdrawal charge calculation, withdrawals are deemed to be taken first from:

     (a)  any Purchase Payment to which no withdrawal charge applies, then

     (b) any remaining free withdrawal allowance (as described below) (after being reduced by (a)), then

     (c) any remaining Purchase Payment to which a withdrawal charge applies (on a first-in, first-out basis), then

     (d)  any Contract earnings

Unless you instruct us otherwise, we will deduct the withdrawal charge from the amount requested.

We will not deduct a withdrawal charge if Purchase Payments are distributed:

     - due to the death of the Contract Owner or the Annuitant (with no Contingent Annuitant surviving)

     - in the form of lifetime Annuity Payments or Annuity Payments for a fixed period of at least five years

     -    under the Managed Distribution Program

     -    under the Nursing Home Confinement provision (as described in Appendix
          E)

FREE WITHDRAWAL ALLOWANCE

Beginning in the second Contract Year, you may withdraw up to 10% of the Contract Value annually, without a withdrawal charge. We calculate the available withdrawal amount as of the end of the previous Contract Year. If you have Purchase Payments no longer subject to a withdrawal charge, the maximum you may withdraw without a withdrawal charge is the greater of (a) the free withdrawal allowance or (b) the total amount of Purchase Payments no longer subject to a withdrawal charge. Any free withdrawal taken will reduce Purchase Payments no longer subject to a withdrawal charge. The free withdrawal allowance applies to any partial or full withdrawal. The free withdrawal allowance is not cumulative from year to year.

Any withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty may be assessed on any withdrawal if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of a withdrawal.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $30 annual Contract administrative charge and the administrative expense charge. The annual Contract administrative charge will be deducted on a pro-rata basis from amounts allocated to the Variable Funding Options. We will deduct this charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e. calculate) from the date of purchase. We will prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge from the Fixed Account, if it is available, or:

     (1)  from the distribution of death proceeds;

     (2)  after an annuity payout has begun; or

     (3) if the Contract Value on the date of assessment equals or is greater than $40,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts held in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. If you choose the Standard Death Benefit, the M&E charge equals 1.35% annually. If you choose the Enhanced Death Benefit, the M&E charge equals 1.60% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your registered representative.

VARIABLE LIQUIDITY BENEFIT CHARGE

If the Variable Liquidity Benefit is selected, there is a maximum charge of 6% of the amounts withdrawn. This charge is not assessed during the accumulation phase.

We will assess the charge as a percentage of the total benefit received as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                2 years               6%
         2 years                4 years               5%
         4 years                5 years               4%
         5 years                6 years               3%
         6 years                7 years               2%
        7 + years                                     0%


Please refer to "Payment Options" for a description of this benefit.

ENHANCED STEPPED-UP PROVISION CHARGE

If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.20% of the amounts held in each funding option. The E.S.P. option is available if the owner and Annuitant are both age 75 or younger on the Contract Date.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE

If you elect to add a GMWB rider to your Contract, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge depends on which GWMB rider you select. The current charge for each rider is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%. These GMWB riders may be elected only at the time of your initial purchase of the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT FOR LIFE ("GMWB FOR LIFE") CHARGE

If you elect the GMWB for Life rider, a charge is deducted each business day from amounts held in each Variable Funding Option. The current charge, on an annual basis, is 0.65% if you select the Single Life Option, or 0.80% if you select the Joint Life Option. Your current charge may increase when your benefits automatically reset, unless you notify us not to reset your benefits (see "LIVING BENEFITS -- Guaranteed Minimum Withdrawal Benefit for Life"). The charge will never exceed 1.50%. You cannot cancel the rider, although the rider terminates under certain circumstances (see "Termination"). You may elect the GMWB for Life rider only at the time of your initial purchase of the Contract.

GUARANTEED MINIMUM ACCUMULATION BENEFIT CHARGE

If the GMAB option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.50% of the amounts held in each funding option.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

--------------------------------------------------------------------------------

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, i.e., Franklin Small-Mid Cap Growth Securities Fund, Templeton Foreign Securities Fund, MFS((R)) Research International Portfolio, Oppenheimer Global Equity Portfolio, Pioneer Emerging Markets VCT Portfolio, Pioneer Global High Yield VCT Portfolio, Pioneer High Yield VCT Portfolio, Pioneer International Value VCT Portfolio, Pioneer Small Cap Value VCT Portfolio and Pioneer Strategic Income VCT Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the

Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as separate accounts funding variable insurance contracts or retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

In addition to the DCA Program, within the Fixed Account, we may credit increased interest rates to Contract Owners under an administrative Special DCA Program established at our discretion, depending on availability and state law. Under this program, the Contract Owner may pre-authorize level transfers to any of the funding options under a 6 Month, 12 Month or 24 Month Special DCA Program. The programs may have different credited interest rates. We must transfer all Purchase Payments and accrued interest on a level basis to the selected funding options in the applicable time period. Under each program, the interest will accrue only on the remaining amounts in the Special DCA Program. For example, under the 12 Month program, the interest rate can accrue up to 12 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest in this program on a level basis to the selected funding options in 12 months.

The pre-authorized transfers will begin after the initial program Purchase Payment and complete enrollment instructions are received by the Company. If we do not receive complete program enrollment instructions within 15 days of receipt of the initial program Purchase Payment, the entire balance in the program will be transferred into the Money Market Variable Funding Option.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, we will credit your Contract Value for the remainder of 6 or 12 months with the interest rate for non-DCA Program funds.

You may only have one DCA Program or Special DCA Program in place at one time.

All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service. If the Fixed Account is not available as a funding option, you may still participate in the DCA Program.

                              ACCESS TO YOUR MONEY

--------------------------------------------------------------------------------

Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any withdrawal charge, and any premium tax not previously deducted. Unless you submit a Written Request specifying the Variable Funding Option(s) and/or the Fixed Account from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

For amounts allocated to the Variable Funding Options, we may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. For amounts allocated to the Fixed Account, we may defer payment of any Cash Surrender Value for a period up to six months. In either case, it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We may withhold payment of surrender or withdrawal proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes and withdrawal charge. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals upon 30 days' written notice to Contract Owners (where allowed by state law). There is currently no additional fee for electing systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion and may be subject to Contract charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations.") These payments will not be subject to the withdrawal charge and will be in lieu of the free withdrawal allowance. No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS

--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from either the Variable Funding Options or the Fixed Account, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living:

     -    the death benefit will not be payable upon the Annuitant's death

     -    the Contingent Annuitant becomes the Annuitant

     -    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT

--------------------------------------------------------------------------------

Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or election of spousal contract continuance or beneficiary contract continuance ("Death Report Date").

There are age restrictions on certain death benefits (see The Annuity Contract section).

DEATH PROCEEDS BEFORE THE MATURITY DATE

NOTE: If the owner dies before the Annuitant, the death benefit is recalculated, replacing all references to "Annuitant" below with "Owner". All death benefits described below will be reduced by any premium tax not previously deducted.

STANDARD DEATH BENEFIT

We will pay to the beneficiary a death benefit in an amount equal to the greatest of (1), (2) or (3) below:

     (1)  the Contract Value on the Death Report Date

     (2)  your adjusted Purchase Payment (see below) or*

     (3)  the Step-Up Value (if any, as described below)**

ENHANCED DEATH BENEFIT

-------------------------------------------------------------------------------------
If the Annuitant dies before
age 80, the death benefit will
be the greatest of:                 -  the Contract Value on the Death Report Date;
                                    -  your adjusted Purchase Payment (see below)*;
                                    -  the Step-Up Value, if any, as described
                                       below** or
                                    -  the Roll-Up Death Benefit Value (as described
                                       below)**
-------------------------------------------------------------------------------------
If the Annuitant dies on or
after age 80, the death benefit
will be the greatest of:            -  the Contract Value on the Death Report Date;
                                    -  your adjusted Purchase Payment (see below)* or
                                    -  the Step-Up Value, if any, as described
                                       below** or
                                    -  the Roll-Up Death Benefit Value (as described
                                       below)** on the Annuitant's 80th birthday,
                                       plus any additional Purchase Payments and
                                       minus any partial surrender reductions (as
                                       described below) that occur after the
                                       Annuitant's 80th birthday
-------------------------------------------------------------------------------------


---------
(*) If you purchased a GMWB rider and if your Contract provides for a death benefit amount that is the greatest of multiple benefits including the Adjusted Purchase Payment, your Adjusted Purchase Payment will not be calculated as described below, but instead will be equal to your aggregate Purchase Payments minus your aggregate withdrawals from the date the GMWB rider is added to your Contract.

** Your Step-Up Value or your Roll-Up Death Benefit will be subject to the partial surrender reduction below even if you have elected one of the four GMWB riders.

ADJUSTED PURCHASE PAYMENT. The initial Adjusted Purchase Payment is equal to the initial Purchase Payment. Whenever an additional Purchase Payment is made, the Adjusted Purchase Payment is increased by the amount of the Purchase Payment. Whenever a partial surrender is taken, the Adjusted Purchase Payment is reduced by a Partial Surrender Reduction, described below.

STEP-UP VALUE+

The Step-Up Value will initially equal the Contract Value on the first Contract Date anniversary. On each subsequent Contract Date anniversary that occurs before the Annuitant's 80th birthday and before the Annuitant's death, if the Contract Value is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value. If the Step-Up Value is greater than the Contract Value, the Step-Up Value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up Value will be increased by the amount of that Purchase Payment. Whenever a withdrawal is taken, the Step-Up Value will be reduced by a partial surrender reduction as described below. The only changes made to the Step-Up Value on or after the Annuitant's 80(th) birthday will be those related to additional Purchase Payments or partial surrenders as described below.

ROLL-UP DEATH BENEFIT VALUE(+)

On the Contract Date, the Roll-Up Death Benefit Value is equal to the Purchase Payment. On each Contract Date anniversary, the Roll-Up Death Benefit Value will be recalculated to equal a) plus b) minus c), increased by 5%, where:

     (a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     (b)  is any Purchase Payment made during the previous Contract Year

     (c) is any Partial Surrender Reduction (as described below) during the previous Contract Year.

On dates other than the Contract Date anniversary, the Roll-Up Death Benefit Value will equal a) plus b) minus c) where:

     (a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     (b) is any Purchase Payment made since the previous Contract Date anniversary

     (c) is any Partial Surrender Reduction (as described below) since the previous Contract Date anniversary

The maximum Roll-Up Death Benefit equals 200% of the difference between all Purchase Payments and all Partial Surrender Reductions** (as described below).

---------

+ May not be available in all states. Please check with your registered representative.

PARTIAL SURRENDER REDUCTIONS

ADJUSTED PURCHASE PAYMENT: The Partial Surrender Reduction equals (1) the Adjusted Purchase Payment in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender.

STEP-UP AND ROLL-UP VALUE: The Partial Surrender Reduction equals (1) the death benefit value (Step-Up or Roll-Up Value) in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender.

EXAMPLE OF PARTIAL SURRENDER REDUCTIONS. For example, assume your current Contract Value is $55,000. If your current Adjusted Purchase Payment, Step-Up or Roll-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Adjusted Purchase Payment, Step-Up or Roll-Up Value as follows:

           $50,000 x ($10,000/$55,000) = $9,090

Your new adjusted Purchase Payment, Step-Up or Roll-Up Value would be $50,000- $9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current adjusted Purchase Payment, Step-Up or Roll-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Adjusted Purchase Payment, Step-Up or Roll-Up Value as follows:

           $50,000 x ($10,000/$30,000) = $16,666

Your new adjusted Purchase Payment, Step-Up or Roll-Up Value would be $50,000- $16,666, or $33,334.

ENHANCED STEPPED-UP PROVISION ("E.S.P.")

THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE. THIS PROVISION MAY NOT BE AVAILABLE IN ALL STATES. PLEASE CHECK WITH YOUR REGISTERED REPRESENTATIVE.

The rider effective date is the date the rider is attached to and made a part of the Contract. If you have selected the E.S.P., the total death benefit as of the Death Report Date will equal the death benefit described above plus the greater of zero or the following amount:

IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE RIDER EFFECTIVE DATE, 40% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date; or

IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE RIDER EFFECTIVE DATE, 25% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date.

THE INITIAL MODIFIED PURCHASE PAYMENT is equal to the Contract Value as of the rider effective date. Whenever a Purchase Payment is made after the rider effective date, the modified Purchase Payment(s) are increased by the amount of the Purchase Payment. Whenever a partial surrender is taken after the rider effective date, the modified Purchase Payment(s) are reduced by a partial surrender reduction as described below.

THE PARTIAL SURRENDER REDUCTION IS EQUAL TO: (1) the modified Purchase Payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

For example, assume your current modified Purchase Payment is $50,000 and that your current Contract Value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified Purchase Payment as follows:

           $50,000 x ($10,000/$55,000) = $9,090

You new modified Purchase Payment would be $50,000-$9,090 = $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current modified Purchase Payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified Purchase Payment as follows:

           $50,000 x ($10,000/$30,000) = $16,666

Your new modified Purchase Payment would be $50,000-$16,666 = $33,334.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

NON-QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS NOT THE         The beneficiary(ies), or if    The beneficiary elects to      Yes
ANNUITANT) (WITH NO JOINT     none, to the Contract          continue the Contract rather
OWNER)                        owner's estate.                than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS THE ANNUITANT)  The beneficiary(ies), or if    The beneficiary elects to      Yes
(WITH NO JOINT OWNER)         none, to the Contract          continue the Contract rather
                              owner's estate.                than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The surviving joint owner.                                    Yes
IS NOT THE ANNUITANT)

--------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The beneficiary(ies), or if    The beneficiary elects to      Yes
IS THE ANNUITANT)             none, to the surviving joint   continue the Contract rather
                              owner.                         than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The surviving joint owner.     The spouse elects to           Yes
NOT THE ANNUITANT)                                           continue the Contract.

--------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The beneficiary(ies) or, if    The spouse elects to           Yes
THE ANNUITANT)                none, to the surviving joint   continue the Contract.
                              owner.
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             continue the Contract and
                                                             instruct the Company to pay
                                                             the beneficiary who may
                                                             elect to continue the
                                                             Contract.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS NOT THE     The beneficiary(ies), or if    The beneficiary elects to      Yes
CONTRACT OWNER)               none, to the Contract Owner.   continue the Contract rather
                                                             than receive a lump sum
                                                             distribution.
                                                             But, if there is a
                                                             Contingent Annuitant, then,
                                                             the Contingent Annuitant
                                                             becomes the Annuitant and
                                                             the Contract continues in
                                                             effect (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             owner.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS THE         See death of "owner who is                                    Yes
CONTRACT OWNER)               the Annuitant" above.

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHERE OWNER IS A NON-NATURAL ENTITY/TRUST)
The beneficiary(ies) or if                                   Yes (Death of Annuitant is
  none, to the owner.                                        treated as death of the
                                                             owner in these
                                                             circumstances.)

--------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER/ANNUITANT               The beneficiary(ies), or if    The beneficiary elects to      Yes
                              none, to the Contract          continue the Contract rather
                              owner's estate.                than receive a lump sum
                                                             distribution.
--------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


---------
* Certain payout rules of the Code are triggered upon the death of any owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of contract proceeds within 5 years of death. For Qualified Contracts, if mandatory distributions have begun at the Annuitant's death, the 5-year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

The terms and conditions that applied to the original Contract (including Contract fees and charges) will also apply to the continued Contract, with certain exceptions described in the Contract. Any Purchase Payment made before the Death Report Date is no longer subject to a withdrawal charge if your spouse elects to continue the Contract. Purchase Payments made to the Contract after the Death Report Date will be subject to the withdrawal charge. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract. For purposes of the death benefit on the continued Contract, the death benefit will be calculated the same as prior to continuance except all values used to calculate the death benefit, which may include a Step-Up Value or Roll-Up Death Benefit Value (depending on the optional benefit), are reset on the date the spouse continues the contract.

Spousal continuation will not satisfy required minimum distribution rules for Qualified Contracts other than IRAs. In addition, because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation, are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Accordingly, a purchaser who has or is contemplating a civil union should note that a a civil union partner would not be able to receive continued payments upon the death of the Owner under the Joint Life version of the GMWB for Life (the "Living Income Guarantee for 2"). Please consult a tax advisor before electing this option.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    transfer ownership

     -    make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date without a withdrawal charge. The E.S.P. option is not available to a beneficiary continuing the Contract under this provision. All other fees and charges applicable to the original Contract will also apply to the continued Contract; the E.S.P. charge no longer applies. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

PLANNED DEATH BENEFIT

You may request that rather than receive a lump-sum death benefit, the beneficiary(ies) receive all or a portion of the death benefit proceeds either:

     - as a variable or fixed annuity for life or a period that does not exceed the beneficiary's life expectancy, or

     - under the terms of the Beneficiary Continuance provision described above. If the Beneficiary Continuance provision is selected as a planned death benefit, no surrenders will be allowed other than payments meant to satisfy minimum distribution amounts or systematic withdrawal amounts, if greater.

You must make the planned death benefit request as well as any revocation of this request in writing. Upon your death, your beneficiary(ies) cannot revoke or modify this request. If the death benefit at the time we receive Due Proof of Death is less than $2,000, we will only pay a lump sum to the beneficiary. If periodic payments due under the planned death benefit election are less than $100, we reserve the right to make Annuity Payments at less frequent intervals, resulting in a payment of at least $100 per year. If no beneficiary is alive when death benefits become payable, we will pay the death benefit as provided in your Contract.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

                                 LIVING BENEFITS

--------------------------------------------------------------------------------

GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE")

For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit, or "GMWB". A GMWB rider is designed to protect your investment from poor market performance, as long as you do not withdraw more than a certain amount from your Contract each year.

AVAILABILITY AND ELIGIBILITY We offer several different GMWB riders so that you can choose the level of benefits and costs that makes the most sense for you. This prospectus offers four different GMWB riders, and the availability of each depends on when you purchase your Contract and your state of residence. The four GMWB riders described in this prospectus are called "GMWB I", "GMWB II", "GMWB III" , and "GMWB for Life" (described separately below); we may refer to any one of these as GMWB. The availability of each rider is shown below.

                              AVAILABLE GMWB RIDERS

--------------------------------------------------------------------------------------------------------------
         NAME OF RIDER:                    GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
ALSO CALLED:                         Principal Guarantee    Principal Guarantee 5/10    Principal Guarantee 5
--------------------------------------------------------------------------------------------------------------
AVAILABILITY:                         Not available for       Available on or after     Available on or after
                                    purchase on or after        March 21, 2005 if         March 21, 2005 if
                                   March 21, 2005, unless    approved in your state    approved in your state
                                   GMWB II is not approved
                                        in your state
--------------------------------------------------------------------------------------------------------------


CURRENTLY, YOU MAY ELECT A GMWB RIDER ONLY AT THE TIME OF YOUR INITIAL PURCHASE OF THE CONTRACT. You may not elect a GMWB rider if you have also elected the GMAB rider offered under this Contract.

REMAINING BENEFIT BASE ("RBB") For all GMWB riders, the amount of your investment that is guaranteed is called the "remaining benefit base" or "RBB." Your initial RBB is equal to your initial Purchase Payment. If you added the GMWB after the initial purchase of the Contract, the Initial RBB is the Contract Value on the date the GMWB was added. The RBB is not a lump sum guarantee, rather, it is the amount that we guarantee to return to you through a series of payments that annually do not exceed a percentage of your RBB.

ANNUAL WITHDRAWAL BENEFIT ("AWB") The annual percentage of your RBB that is available for withdrawal is called the "annual withdrawal benefit" or "AWB". Each year you may take withdrawals that do not exceed your AWB until your RBB is depleted. Each year you may take your AWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your AWB without affecting your guarantee. If you choose to receive only a part of, or none of, your AWB in any given year, your AWB in any subsequent year will not be increased. In that case you are choosing to deplete your RBB over a longer period of time.

The AWB is a percentage of your RBB and depends on which GMWB rider you select. Your initial AWB is calculated as a percentage of the RBB immediately before your first withdrawal:

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
If you make your first                    5% of RBB                 5% of RBB                 5% of RBB
withdrawal before the 3rd
anniversary
after you purchase GMWB:
--------------------------------------------------------------------------------------------------------------
If you make your first                   10% of RBB                10% of RBB                 5% of RBB
withdrawal on or after the 3(rd)
anniversary after you purchase
GMWB:
--------------------------------------------------------------------------------------------------------------


ADDITIONAL PREMIUM Currently, additional Purchase Payments serve to increase your RBB and AWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original AWB as shown above.

We reserve the right not to include additional Purchase Payments into the calculation of the RBB or AWB.

WITHDRAWALS When you make a withdrawal, your AWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase or reset of GMWB (or "GMWB Anniversary"), including the current withdrawal, does not exceed your AWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB anniversary, including the current withdrawal, exceeds your AWB immediately prior to the current withdrawal, we will recalculate both your RBB and AWB. The recalculation depends on which GMWB rider you select:

IF YOU SELECT GMWB II OR GMWB III:

     - To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

IF YOU PURCHASED GMWB I:

     - To recalculate your RBB, we reduce your RBB by a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

We will waive any surrender charge on amounts that you withdraw up to your AWB on amounts up to the amount withdrawn under our Managed Distribution Program, even if such annual amount withdrawn is greater than your free withdrawal allowance.

WITHDRAWAL EXAMPLES. The following examples are intended to illustrate the effect of withdrawals on your RBB and AWB, depending on which GMWB rider you select. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties. Assume your initial RBB is $100,000, your age is less than 70, and you take a withdrawal of $10,000 after your first GMWB
Anniversary:

                   WITHDRAWAL EXAMPLE FOR GMWB II AND GMWB III

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
PARTIAL
WITHDRAWAL        N/A         (100,000 x           [5,000 x (1-         N/A         (100,000 x           [5,000 x (1-
REDUCTION                  10,000/110,000) =    90,000/100,000)] =               10,000/90,000) =     88,889/100,000)] =
(PWR)                            9,091                  500                           $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT                   $10,000                                               $11,111
OF THE
WITHDRAWAL                  (10,000>9,091)                                        (11,111>10,000)
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $100,000         $90,000               $4,500          $80,000         $88,889               $4,444
-------------------------------------------------------------------------------------------------------------------------


                          WITHDRAWAL EXAMPLE FOR GMWB I

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY                     $90,909               $4,545                          $88,889               $4,444
AFTER
WITHDRAWAL               [100,000 -- (100,000         [(5,000                  [100,000 -- (100,000        [5,000 x
               $100,000    x10,000/110,000)]     x90,909/100,000)]    $80,000    x10,000/90,000)]      (88,889/100,000)]
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $9,091                 $455           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------


TAX-QUALIFIED DISTRIBUTION PROGRAMS (GMWB II AND GMWB III ONLY). If you select GMWB II or GMWB III, subject to certain limitations and restrictions, your AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

For purposes of GMWB II and GMWB III, the following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     - Distributions intended to satisfy the required minimum distribution rules under Internal Revenue Code ("Code") Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to:

          -    a qualified retirement plan (Code Section 401),

          -    a tax-sheltered annuity (Code Section 403(b)),

          -    an individual retirement account (Code Sections 408(a)),

          -    an individual retirement annuity (Code Section 408(b)), or

          -    a qualified deferred compensation plan (Code Section 457).

          Required minimum distribution must be calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before the entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate (each table as in effect as of January 1, 2004).

     - Distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life of a designated beneficiary;

     - Distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710 (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program); or

     - Distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Beneficiary or the joint lives (or joint life expectancies) of such Beneficiary and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9, Notice 2004-15, page 526. (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program).

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

     - YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB rider, however your RBB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB Anniversary, and you may only make the change during the 30-day period after your GMWB Anniversary. At the time you purchase GMWB, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age 70 1/2 before the first GMWB anniversary.

          You are advised to take your required distributions prior to purchasing GMWB in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

     - ANY WITHDRAWALS OUTSIDE OF THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB (a "GMWB Year"). If during any GMWB Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB rider, however for the remainder of the GMWB Year your RBB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

RESET (GMWB I AND GMWB II ONLY). If you select GMWB I or GMWB II, you may choose to reset your RBB starting with the 5th year anniversary date of your GMWB purchase. In accordance with the terms of the rider we have established the following procedures for resets. If you elect to reset within 30 days prior to the end of the 5th contract year, your new RBB will be reset to equal your current Contract Value. If you do not reset on the 5th year anniversary, you will have the opportunity to elect to reset during the 30-day period prior to each anniversary following the date of your 5th year anniversary of your GMWB purchase. In the event that you elect a reset you will be eligible to reset your RBB again provided that 5 contract years have elapsed since the most recent reset, so long as your election is made during the 30-day period prior to the anniversary date of your GMWB purchase.

Each time you reset your RBB, your new AWB will equal a percentage of your new RBB. The percentage used is the same percentage used to calculate your AWB before the reset.

If you are age 95 and are taking withdrawals under a Tax-Qualified Distribution Program, you may not reset if you purchased GMWB II.

Depending on your Contract Value and the current fee for GMWB, it may not be beneficial to reset your RBB. Generally, it may be beneficial to reset your RBB if your Contract Value exceeds your RBB. However, the charge may increase if you elect to reset the RBB. (In such cases, the charge will never exceed the guaranteed maximum charge.) Further, if you reset your RBB, your new AWB may be higher or lower than your current AWB. In addition, the length of time over which you can expect to receive your RBB will be reset.

INVESTMENT RESTRICTIONS (GMWB II AND GMWB III ONLY)

We reserve the right to restrict allocations to a Variable Funding Option or limit the percentage of Contract value that may be allocated to a Variable Funding Option at any time. If we do so we would provide you with asset allocation requirements, and we reserve the right to require periodic rebalancing of Contract value allocated to Variable Funding Options according to specified percentages. We will provide no less than 30 days advanced written notice if we exercise our right to restrict or limit allocations to a Variable Funding Option and/or require periodic rebalancing between Variable Funding Options. Our ability to restrict allocations to a Variable Funding Option may be different depending on your state.

If we restrict allocations to a Variable Funding Option, as of the effective date of the restriction, we will no longer allow additional Purchase Payments to be applied, or transfers of Contract value to be allocated into the restricted Variable Funding Option. Any Contract value previously allocated to a restricted Variable Funding Option will not be subject to the restriction. If we impose a limit on the percentage of Contract value allocated to a Variable Funding Option, as of the effective date of the restriction, we will impose the limit on all subsequent allocations.

GMWB CHARGE. The charge for your GMWB rider is different depending on which version of GMWB you choose. For all GMWB riders, the charge is deducted each business day from amounts held in each Variable Funding Option. The current charge for each rider, on an annual basis, is shown below. Your current charge will not change unless you reset your benefits, at which time we may modify the charge. In such case the charge will never exceed 1.00%.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
Current Annual Charge                       0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
Maximum Annual Charge After a               1.00%                     1.00%                      N/A
Reset
--------------------------------------------------------------------------------------------------------------


MAXIMUM RBB. Although we have no current plans to do so, in the future we may impose a maximum RBB. If we do, we would stop including additional Purchase Payments into the calculation of your RBB. If we impose a maximum RBB for Purchase Payments or reset, the maximum RBB will never be less than the cumulative Purchase Payments to which we have previously consented.

Currently you must obtain our consent to purchase any RBB over $1 million. Purchase Payments under $1 million are not subject to a maximum RBB.

TERMINATION. Once you purchase GMWB I, you cannot cancel it. If you select GMWB II or GMWB III, you may terminate your rider at any time after the 5(th) anniversary of your purchase of GMWB. Once you terminate a GMWB III rider, you cannot re-elect it. You must request your termination in writing. All GMWB riders terminate automatically when you reach the maturity date of your Contract, if your Contract is assigned, or if the rider is exchanged for a similar rider offered by us.

OTHER INFORMATION ABOUT GMWB. If your Contract Value reaches zero, and you have purchased this benefit, the following will occur:

     - The AWB will continue to be paid to you until the RBB is depleted, not more frequently than monthly. Upon your death, your beneficiary will receive these payments. No other death benefit or optional benefit, if any, will be paid.

     - The total annual payment amount will equal the AWB and will never exceed your RBB, and

     - We will no longer accept subsequent Purchase Payments into the Contract.

If a spouse or beneficiary continues this Contract upon your death, and you had elected GMWB, all terms and conditions of this benefit would apply to the new owner.

Please refer to the Death Benefit section for information on how GMWB may impact your death benefit.

COMPARISON OF IMPORTANT DIFFERENCES AMONG THE GMWB RIDERS

The following chart may help you decide which version of GMWB is best for you.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
AWB                                  5% of RBB if first        5% of RBB if first             5% of RBB
                                   withdrawal before 3(rd)   withdrawal before 3(rd)
                                   anniversary 10% of RBB    anniversary 10% of RBB
                                   if first withdrawal on    if first withdrawal on
                                       or after 3(rd)            or after 3(rd)
                                         anniversary               anniversary
--------------------------------------------------------------------------------------------------------------
ANNUAL CHARGE                               0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
RESET                                        Yes                       Yes                       No
--------------------------------------------------------------------------------------------------------------
CAN I CANCEL MY GMWB?                        No               Yes, after the 5(th)      Yes, after the 5(th)
                                                               anniversary of GMWB       anniversary of GMWB
                                                                    purchase                  purchase
--------------------------------------------------------------------------------------------------------------
INVESTMENT RESTRICTIONS                      No                        Yes                       Yes
--------------------------------------------------------------------------------------------------------------
WAIVER OF RECALCULATION OF AWB               No                        Yes                       Yes
FOR DISTRIBUTIONS FROM TAX-
QUALIFIED PLANS
--------------------------------------------------------------------------------------------------------------


GUARANTEED MINIMUM WITHDRAWAL BENEFIT FOR LIFE ("GMWB FOR LIFE" OR "LIVING INCOME GUARANTEE")

SUMMARY OF BENEFITS. For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit for Life, or "GMWB for Life". The GMWB for Life rider is designed to protect your investment from poor market performance. CURRENTLY, YOU MAY ELECT THE GMWB FOR LIFE RIDER ONLY AT THE TIME OF YOUR INITIAL PURCHASE OF THE CONTRACT. The GMWB for Life rider:

     - Guarantees a fixed level of income for life after you attain a certain age as long as you do not withdraw more than a certain amount from your Contract each year;

     -    Can be purchased for you alone or with your spouse;

     -    Can accommodate tax-qualified distributions from your Contract;

     - Increases in value on each anniversary if your Contract Value increases through an automatic reset feature;

     - Can provide an income until your guaranteed amount is recovered if your circumstances change before you reach the minimum age to begin lifetime income, as long as you do not withdraw more than a certain amount from your Contract each year;

     - Offers the option to receive a lump sum after a period of years in lieu of the guarantee to take periodic payments if your circumstances change.

You must continue to meet several restrictions and conditions in order to receive the benefits of the GMWB for Life rider. Withdrawals that exceed the allowable annual maximum will more rapidly decrease the guarantees under the rider. Also, to be eligible for the guarantees you are permitted to invest only in a limited number of specified Variable Funding Options. Only Purchase Payments that you make within two years of purchase are eligible for the guarantees. See below for details.

Currently, you may elect the GMWB for Life rider only at the time of your initial purchase of the Contract. In the future we may allow Contract Owners to add the rider after purchase. You may not elect the GMWB for Life rider if you have also elected the GMWB or GMAB rider offered under this Contract. The GMWB for Life rider may not be available in all states. Once you purchase the GMWB for Life rider, you cannot cancel it.

In written materials other than this prospectus, we may refer to the GMWB for Life rider using different names. These names are "Living Income Guarantee" and "Living Income Guarantee for 2". These names refer to the same GMWB for Life rider described in this prospectus.

SINGLE LIFE OPTION OR JOINT LIFE OPTION. The GMWB for Life rider is designed for use by you alone (the "Single Life Option"), or you and your spouse (the "Joint Life Option"). You must select either the Single Life Option or the Joint Life Option at the time you elect the GMWB for Life rider.

The Single Life Option is available to all Contract Owners. However, if you select the Single Life Option and your Contract is jointly owned, the age of the older joint owner will determine when you are eligible for lifetime benefits under the rider, and income is guaranteed only over the lifetime of the older joint owner.

The Joint Life Option is only available if you name your spouse as the joint owner or sole beneficiary of your Contract. Under the Joint Life Option, income is guaranteed over the joint lifetime of both you and your spouse. Under the Joint Life Option, the age of the younger spouse determines when you are eligible for lifetime benefits under the rider. This means you and your spouse will have to wait until the younger of you reaches the minimum age to qualify for the lifetime benefit.

REMAINING BENEFIT BASE ("RBB"). The guarantees under the GMWB for Life rider are determined by applying an annual percentage to a base amount that we calculate called the "remaining benefit base" or "RBB."

Your initial RBB is equal to your initial Purchase Payment if you elect GMWB for Life when you purchase your Contract. If in the future we permit the rider to be added after the Contract is issued, then your initial RBB is equal to your Contract Value when you elect the rider. The RBB is not a lump sum guarantee, rather, it is used to determine the amount that we return to you through a series of payments that annually do not exceed a percentage of your RBB.

Your RBB is subject to a maximum of $5,000,000 for all deferred variable annuities issued by us in the same calendar year to you.

LIFETIME WITHDRAWAL BENEFIT ("LWB"). The annual percentage of your RBB that is available for withdrawal is called the "Lifetime Withdrawal Benefit" or "LWB. " Each year you may take withdrawals that do not exceed your LWB.

The level of your initial LWB payment depends on whether your GMWB for Life rider was issued under the Single Life Option or the Joint Life Option, and the timing of your first withdrawal from your Contract. You are eligible to receive payments under the LWB after you attain a certain age as shown below. Under the Joint Life Option, the age of the younger spouse determines eligibility. Under the Single Life Option, if your Contract is jointly owned, the age of the older joint owner determines eligibility.

--------------------------------------------------------------------------------------------
                                                        MINIMUM AGE TO BE ELIGIBLE TO
                                                                 RECEIVE LWB
--------------------------------------------------------------------------------------------
Single Life Option                                              59 1/2 years
--------------------------------------------------------------------------------------------
Joint Life Option                                                 65 years
--------------------------------------------------------------------------------------------


Your initial LWB is calculated as a percentage of the RBB immediately before your first withdrawal:

-------------------------------------------------------------------------------------
SINGLE LIFE OPTION                                                             LWB
-------------------------------------------------------------------------------------
If you make your first withdrawal BEFORE the 5(th) anniversary after you
  purchase GMWB for Life:                                                   5% of RBB
-------------------------------------------------------------------------------------
If you make your first withdrawal ON OR AFTER the 5(th) anniversary, but
  before the 10(th) anniversary:                                            6% of RBB
-------------------------------------------------------------------------------------
If you make your first withdrawal ON OR AFTER the 10(th) anniversary:       7% of RBB
-------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------
JOINT LIFE OPTION                                                              LWB
-------------------------------------------------------------------------------------
If you make your first withdrawal BEFORE the 8(th) anniversary after you
  purchase GMWB for Life:                                                   5% of RBB
-------------------------------------------------------------------------------------
If you make your first withdrawal ON OR AFTER the 8(th) anniversary, but
  before the 15th anniversary:                                              6% of RBB
-------------------------------------------------------------------------------------
If you make your first withdrawal ON OR AFTER the 15(th) anniversary:       7% of RBB
-------------------------------------------------------------------------------------


You should carefully choose when you take your first withdrawal from your Contract, because it will determine your LWB annual percentage which will not change for the life of your Contract. For example, if you take your first withdrawal before the 5th anniversary, your LWB will be 5% of RBB for the life of your Contract, and you will never qualify for a 6% or 7% of RBB.

As long as your total annual withdrawals do not exceed your LWB amount, you may continue to take your LWB payments until death, even if the aggregate payments exceed your RBB. Under the Joint Life Option, payments cease upon the death of the last surviving spouse. Under the Single Life Option, payments cease upon your death, or the death of the older joint owner.

You may adjust the amount and frequency of payments during the year. Each year you may take your LWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your LWB without affecting your guarantee. If you choose to receive only a part of, or none of, your LWB in any given year, your LWB in any subsequent year will not be increased. In certain circumstances we may limit the frequency of LWB payments to annual, such as payments under our Managed Distribution Program, payments to a beneficiary after your death, or if your Contract Value reduces to zero (see below).

ADDITIONAL PREMIUM. Additional Purchase Payments made within two years after you purchase the GMWB for Life rider will increase your RBB, which will serve to increase your LWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment. Your new LWB is equal to the LWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original LWB as shown above.

Additional Purchase Payments made more than two years after you purchase the GMWB for Life rider will not be included in your RBB, and will be excluded from the guarantees under your rider. However, additional Purchase Payments will be added to your Contract Value and would be reflected in any reset of the RBB. (See the "Reset" section below.)

WITHDRAWALS. When you make a withdrawal, your LWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase of GMWB for Life (or "GMWB for Life Anniversary"), including the current withdrawal, does not exceed your LWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB for Life Anniversary, including the current withdrawal, exceeds your LWB immediately prior to the current withdrawal, we will recalculate your RBB and LWB.

To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a proportional "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

To recalculate your LWB, we reduce your LWB by a partial withdrawal reduction, which is equal to 1) the LWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by
3) the RBB immediately prior to the current withdrawal.

These recalculations magnify the effect of a withdrawal when your Contract Value is less than your RBB, as shown in the example below.

WITHDRAWAL EXAMPLES The following example is intended to illustrate the effect of withdrawals on your RBB and LWB. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties. Assume your initial RBB is $100,000, your age is greater than 65, and you take a withdrawal of $10,000 after your first GMWB Anniversary:

WITHDRAWAL EXAMPLE

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                LWB (5%)          VALUE            RBB                LWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL
AND AFTER THE
FIRST GMWB
ANNIVERSARY    $110,000        $110,000               $5,500          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
PARTIAL           N/A         [$110,000 x          [$5,500 x (1-        N/A         [$100,000 x            [$5,000 x
WITHDRAWAL               ($10,000/ $110,000)]   $100,000/$110,000)]            ($10,000/$90,000)] =  (1 -- 88,889/$100,0-
REDUCTION                      = $10,000               = 500                          $11,111             00)] = $556
-------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT                   $10,000                                               $11,111
OF THE
WITHDRAWAL                ($10,000 = $10,000)                                   ($11,111 > 10,000)
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $100,000        $100,000               $5,000          $80,000         $88,889               $4,444
-------------------------------------------------------------------------------------------------------------------------


RESET. On each anniversary after you purchase the GMWB for Life rider, we will automatically reset your RBB, under our Automatic RBB Reset Program, to an amount equal to 100% of the then Contract Value. We will not automatically reset your RBB if the Contract Value on your anniversary is less than your current RBB, or, if you (or you and your spouse) are over age 85.

You may choose to opt out of the Automatic RBB Reset Program, if a reset of your RBB would cause the charge for your rider to increase. This can happen since the rate you pay for the rider will be changed to the rate in effect at the time of reset and that may be higher than the rate before the reset. We will send you advance notice if the charge for your rider would increase upon reset in order to give you the opportunity to opt out of the Automatic RBB Reset Program. In order to opt out of the Automatic RBB Reset Program, you must notify us in writing which we must receive by the 7th calendar day prior to the scheduled reset. Your rider will no longer be reset for the life of the rider unless you subsequently elect in writing to opt back into the Automatic RBB Reset Program. Your opt back in election will go into effect upon the next GMWB for Life Anniversary following the receipt of your request.

Upon reset, the LWB will be recalculated as the greater of the a) LWB prior to the reset, or b) a percentage of the Reset RBB value. The percentage will equal the percentage of the RBB (e.g. 5%) used in determining the initial LWB.

GUARANTEED PRINCIPAL OPTION. If your circumstances change and you no longer want the lifetime features of the GMWB for Life rider, you may wish to opt out and receive an adjustment to your Contract Value. In this case, once you have held the rider for ten (10) years or more you will have the option each year to elect the Guaranteed Principal Option. Each year you will have a 30-day window period during which you may elect the option. You may only elect the option once, as your GMWB for Life rider will terminate when you exercise the option.

The Guaranteed Principal Option will be paid to you as a positive adjustment to your Contract Value. The adjustment is equal to (a) minus (b):

     a) Purchase Payments credited within 120 days after you purchase the GMWB for Life rider, reduced by a "Percentage Reduction in the Contract Value" attributable to any partial withdrawals taken.

          We compute the "Percentage Reduction in Contract Value" attributable to a partial withdrawal by dividing the dollar amount of the withdrawal, plus any applicable withdrawal charges, by the Contract Value immediately preceding such withdrawal. We apply the Percentage Reduction in the Contract Value as a factor equal to 1 minus the percentage reduction.

     b) Your Contract Value on the GMWB Anniversary immediately preceding exercise of the Guaranteed Principal Option.

For example, assume you make a single Purchase Payment of $100,000 and elect the GMWB for Life rider. Also assume that you make no withdrawals, and that ten years later your Contract Value has declined to $80,000. If you elect to receive the Guaranteed Principal Option, we will apply $20,000 to your Contract Value to restore it to $100,000.

To exercise the Guaranteed Principal Option you must notify us in writing within 30 days following any anniversary of your purchase of the GMWB for Life rider, on or after the tenth (10th) anniversary of your purchase of the rider. We will adjust your Contract Value at the end of the 30-day window period.

The adjustment will be added to each Variable Funding Option in the ratio that the Contract Value in such Variable Funding Option bears to the total Contract Value in all Variable Funding Options. The adjustment will never be less than zero.

If you exercise the Guaranteed Principal Option, the GMWB for Life rider will terminate on the date the adjustment is added to your Contract Value.

Only Purchase Payments credited within 120 days after you purchase the GMWB for Life rider are taken into consideration in determining the amount paid under the Guaranteed Principal Option. If you anticipate making Purchase Payments after the 120-day period, you should understand that such payments will not increase the amount paid under the Guaranteed Principal Option. However, Purchase Payments credited after 120 days are added to your Contract Value and will impact whether or not any benefit is due. Therefore, GMWB for Life may not be appropriate for you if you intend to make additional Purchase Payments after the 120-day period and are purchasing the GMWB for Life rider for this feature.

REQUIRED ALLOCATION OF YOUR CONTRACT VALUE AND PREMIUM PAYMENTS. If you elect the GMWB for Life rider, you will be required to invest in a limited number of specific Variable Funding Options, and you will be foreclosed from investing in all the other Variable Funding Options that would otherwise be available to you while the rider is in effect. In addition, you may not allocate any portion of your Contract Value or Premium Payments to the Fixed Account.

You will be required to allocate 100% of your Contract Value or Purchase Payments to one or more of the following Variable Funding Options. Some of these Variable Funding Options invest in mutual funds that invest in other mutual funds, also known as "funds of funds." Please see the section in this prospectus entitled "Variable Funding Options" for a description of the investment objectives of these Variable Funding Options, as well as the section entitled "Fee Table" for the charges associated with these Variable Funding Options.

                               PERMITTED VARIABLE FUNDING OPTIONS
                    --------------------------------------------------------
                          LEGG MASON PARTNERS VARIABLE EQUITY
                            TRUST -- CLASS II
                            Legg Mason Partners Variable Capital and
                               Income Portfolio
                          METROPOLITAN SERIES FUND, INC.
                            BlackRock Money Market Portfolio -- Class
                               A
                            MFS(R) Total Return Portfolio -- Class B
                          PIONEER VARIABLE CONTRACTS TRUST -- CLASS II
                            Pioneer Bond VCT Portfolio
                            Pioneer Global High Yield VCT Portfolio
                            Pioneer High Yield VCT Portfolio
                            Pioneer Ibbotson Growth Allocation VCT
                               Portfolio
                            Pioneer Ibbotson Moderate Allocation VCT
                               Portfolio
                            Pioneer Strategic Income VCT Portfolio


We will reject any request by you to transfer Contract Value or allocate Purchase Payments to a Variable Funding Option other than the permitted Variable Funding Options listed above. You will be required to re-submit your request to comply with the above restrictions. We will not be responsible for any financial impact caused by delays in processing your transaction if your request is rejected because it violated the above restrictions.

We may make additions to or deletions from the list of permitted Variable Funding Options.

GMWB FOR LIFE CHARGE. The charge for your GMWB for Life rider depends on whether you purchase the Single Life Option or the Joint Life Option. The charge is deducted each business day from amounts held in each Variable Funding Option. The current charge, on an annual basis, is shown below. Your current charge may increase when your RBB automatically resets, unless you notify us not to reset your RBB (see "Reset" above). The charge may increase provided that this rate will not exceed the rate currently applicable to the same rider available for new contract purchases at the time of the Step-Up; but it will never exceed 1.50%.

-----------------------------------------------------------------------------------------
                                                                           CURRENT CHARGE
-----------------------------------------------------------------------------------------
GMWB for Life (Single Life Option)                                              0.65%
-----------------------------------------------------------------------------------------
GMWB for Life (Joint Life Option)                                               0.80%
-----------------------------------------------------------------------------------------


ANNUAL WITHDRAWAL BENEFIT ("AWB"). If your circumstances change, you may wish to take guaranteed withdrawals even though you have not yet reached the minimum age to be eligible for lifetime payments under LWB. In this case, you can take an "Annual Withdrawal Benefit" or "AWB" which allows you to withdraw an amount each year until your RBB is depleted. AWB payments are not guaranteed for life.

The level of your AWB is determined in the same manner as the level of your LWB as described in the above section entitled "Lifetime Withdrawal Benefit ("LWB")", except that there is no minimum age to be eligible to receive AWB payments. Additional Premium Payments affect your AWB in the same manner as they do the LWB as described in the "Additional Premium Payments" section above. The reset of your RBB will affect your AWB in the same manner as it affects the LWB as described in the "Reset" section above.

Withdrawals affect your AWB in the same manner as your LWB as described in the "Withdrawals" section above, with the following exception. If you begin taking AWB withdrawals before you reach the minimum age to qualify for payments under LWB, when you reach the minimum age any withdrawals in excess of your LWB amount will subject your LWB and RBB to a partial withdrawal reduction, even if your withdrawal does not exceed your AWB. This could serve to decrease the amount of your future monthly payments under LWB, and the length of the time period during which you may continue to take payments under AWB.

SHOULD I TAKE WITHDRAWALS UNDER LWB OR AWB? The GMWB for Life rider works best, and is designed, for the Contract Owner who can wait until the minimum age is attained to qualify for LWB payments. If you take your first withdrawal after you have reached the minimum age to qualify for LWB payments, payments under AWB or LWB are equal and the same. However, if you take your first withdrawal before you have reached the minimum age to qualify for LWB payments, the AWB or LWB payments available to you when you reach the minimum age may not be equal.

AWB is designed for the Contract Owner who has undergone a change in circumstances and wants to take withdrawals before reaching the minimum age to qualify for LWB payments.

If you choose to take AWB payments before you qualify for LWB payments, you should consider that the charges for the GMWB for Life rider are designed to support LWB payments for life, and that you may be paying a higher charge without receiving the full benefit.

IF YOU CONTINUE TO MAKE WITHDRAWALS IN EXCESS OF THE LWB ONCE THE MINIMUM AGE TO QUALIFY FOR LWB HAS BEEN REACHED, YOU MAY EVENTUALLY LOSE ANY BENEFIT UNDER LWB.

Whether you choose to access your money using the LWB, AWB, or Guaranteed Principal Option depends on your individual financial circumstances and the performance of your Contract. You should consult with your financial adviser to determine which method is best for you.

TAX-QUALIFIED DISTRIBUTION PROGRAMS. Subject to certain limitations and restrictions, your LWB and AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, but will not affect the LWB or AWB. The following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     1) distributions relating to this Contract intended to satisfy the required minimum distribution rules under Internal Revenue Code of 1986, as amended, ("Code"), Code Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to a qualified retirement plan (Code Section 401), a tax-sheltered annuity (Code
          Section 403(b)), an individual retirement annuity (Code Section 408(b)), or an eligible deferred compensation plan (Code Section 457(b)), which required minimum distribution is calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate, or as otherwise required to be calculated under the Code and the regulations thereunder;

     2) distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life, or over a period no longer than the remaining life expectancy, of a designated beneficiary relating to this Contract;

     3) distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the participant or the joint lives (or joint life expectancies) of such participant and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710, or as subsequently determined under the tax law (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program) relating to this Contract; or

     4) distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9, Notice

          2004-15, page 526, or as subsequently determined under the tax law (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program) relating to this Contract.

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB for Life rider, however your RBB, LWB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB for Life Anniversary, and you may only make the change during the 30-day period after your GMWB for Life Anniversary. At the time you purchase GMWB for Life, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age 70 1/2 before the first GMWB for Life Anniversary.

You are advised to take your required distributions prior to purchasing GMWB for Life in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB for Life, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

ANY WITHDRAWALS OUTSIDE THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB for Life (a "GMWB for Life Year"). If during any GMWB for Life Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB for Life rider, however for the remainder of the GMWB for Life Year your RBB, LWB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

DISTRIBUTIONS UNDER THE TAX-QUALIFIED DISTRIBUTION PROGRAM WILL BE DETERMINED AS IF YOUR CONTRACT UNDER WHICH YOUR GMWB FOR LIFE RIDER WAS ISSUED WERE THE ONLY CONTRACT SUBJECT TO THE ABOVE TAX RULES.

TERMINATION. Once you purchase the GMWB for Life rider, you cannot cancel it. However, the rider will automatically terminate when:

     -    you make a full withdrawal of your Contract Value;

     -    you apply all of your Contract Value to an Annuity Option;

     - the Contract Owner dies and a death benefit under your Contract becomes payable, unless the Contract is continued by the beneficiary;

     - the Annuitant dies and the Annuitant is not the person whose life is used to determine guaranteed payments;

     - you transfer ownership of your Contract, or change the spousal beneficiary under the Joint Life Option;

     -    you opt to take the Guaranteed Principal Option; or

     -    you terminate your Contract.

Charges for the rider cease upon termination.

OTHER INFORMATION. You should also consider the following before you purchase the GMWB for Life rider:

     - The charge for the GMWB for Life rider continues for the life of the rider, even if you never need nor exercise the guarantees under the rider.

     - Withdrawals that are greater than your LWB or AWB will erode your guarantee by serving to more rapidly deplete your RBB.

     - The GMWB for Life rider is not transferable; if you transfer ownership of your Contract, or change the spousal beneficiary under the Joint Life Option, the rider terminates automatically.

     - If you only plan to take AWB, or take the Guaranteed Principal Option, you should consider the higher cost of the GMWB for Life rider which is designed to support payments for life under LWB.

     - If you continue to take AWB once eligible for LWB, you may eventually lose any benefit under LWB.

EFFECT ON THE DEATH BENEFIT. The GMWB for Life rider terminates when a death benefit under your Contract becomes payable, except in certain circumstances when the beneficiary may continue the Contract along with the GMWB for Life rider (see "Contract Continuation by Beneficiary" and "Contract Value Reduces to Zero" below).

However, if your Contract provides for a death benefit amount that is the greatest of multiple benefits including the Adjusted Purchase Payment, your Adjusted Purchase Payment will not be calculated as described in the "Death Benefit" section, but instead will be equal to your aggregate Purchase Payments minus your aggregate withdrawals from the date the rider is added to your Contract.

If the Annuitant dies before the Contract Owner(s), then the GMWB for Life rider will terminate and the beneficiary cannot continue the rider.

Under the Joint Life Option, if the spousal beneficiary predeceases the Contract Owner, the rider continues and no death benefit is paid out; the Contract Owner may then name a new beneficiary for the purposes of the death benefit provisions under the Contract, but not for purposes of the GMWB for Life rider.

Notwithstanding anything in the GMWB for Life rider to the contrary:

     a) In order to comply with section 72(s) of the Code, if the GMWB for Life rider is purchased with respect to a non-qualified annuity contract, any death benefit paid out under the terms of the GMWB for Life rider to a non-spousal Beneficiary upon the death of the owner (or to a payee other than the spouse of the Annuitant on the death of the Annuitant, where the Contract is owned by a non-natural person) (including payments made under the "Contract Continuation by the Beneficiary" provision, "Contract Value Reset to Zero" provision, and any other payments of the AWB and RBB otherwise made after a death) will be paid out in non-increasing annual installments over a period no longer than the remaining single life expectancy of the Beneficiary under the appropriate IRS life expectancy table under Code Section 72 and the regulation thereunder or as otherwise provided under the tax law for non-qualified annuities and under Code Section 72(s). Such payments must begin within 12 months of the date of death in all cases.

     b) Where the Beneficiary or other payee under paragraph (a) is not a natural person, such period may not extend beyond the fifth anniversary of the date of the death.

     c) If the GMWB for Life rider is issued under a Qualified Contract and the death occurs on or after the Required Beginning Date of distributions to the participant under Code Section 401(a)(9), the period for the payments described in paragraph (a) above may not exceed the longer of: (i) the Beneficiary's or other payee's remaining life expectancy or (ii) the deceased Annuitant's remaining life expectancy in the year of his or her death, reduced by one for each calendar year thereafter.

     d) Where under other sections of the GMWB for Life rider, any payment described in this section ("Effect on Death Benefits") is payable over a shorter period of time, required to begin at an earlier date, or would otherwise be paid more rapidly than under this section ("Effect on Death Benefit"), then such payment will be made under the terms of such other provision.

If annual payments must exceed the AWB in order to comply with these requirements, then these payments will not result in a Partial Withdrawal Reduction to the RBB and AWB as described in the RBB and AWB sections of the GMWB for Life rider. Each withdrawal will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

You should consult with your tax advisor prior to purchasing a variable annuity contract and optional rider, such as the GMWB for Life rider.

CONTRACT CONTINUATION BY THE BENEFICIARY. Under the Joint Life Option, if the spousal beneficiary elects to continue the Contract instead of receiving the death benefit, the GMWB for Life rider will also continue for the benefit of the spouse. Upon the death of the spouse, the LWB will terminate. However, if there are any remaining AWB payments, such payments may be continued by a surviving beneficiary instead of receiving a death benefit. In such case payments will be made annually on the next rider anniversary, no further resets will be made of the RBB, and the RBB will be reduced by the amount of each payment. Upon the death of such beneficiary, if AWB payments are still being made, the payments will continue to the beneficiary's estate unless such other designee has been agreed to by us in writing until the RBB is exhausted at which time the GMWB for Life rider terminates.

Under the Single Life Option, the LWB terminates when a death benefit becomes payable under the Contract, regardless of whether the Contract is continued by a beneficiary. If a non-spousal beneficiary continues the Contract, even under the Joint Life Option, the LWB terminates. However, if there are any remaining AWB payments, such payments may also be continued by a surviving beneficiary as described in the preceding paragraph.

Payments made under the Continuation by the Beneficiary provision of the GMWB for Life rider will be adjusted to the extent required so that upon the death of the owner (or upon the death of the Annuitant where the owner is not a natural person), the RBB is paid out at regular intervals in non-increasing annual payments over a period no longer than permitted under Code Section 72(s) in the case of a rider made a part of a non-qualified Contract.

For riders issued under a Qualified Contract, the payments under the Continuation by the Beneficiary provision of the GMWB for Life rider must be paid out at regular intervals in non-increasing annual payments made over a period no longer than that permitted under Code Section 401(a)(9) and the regulations thereunder.

Payments to the Beneficiary or to the owner's estate on the death of the owner, or payments to the Beneficiary's estate (or to the successor beneficiary) in the case of the Beneficiary's death must be made beginning within twelve months of such death in each case and will be made at least as rapidly as under the payment method, if any, being used at the time of the death.

CONTRACT VALUE REDUCES TO ZERO. If your Contract Value reduces to zero for reasons other than you making 1) a withdrawal that exceeds your AWB or LWB or 2) a full withdrawal of your Contract Value, and the minimum age has already been reached to be eligible to receive LWB payments, then we will automatically begin paying you annual payments equal to the LWB as long as you (or you or your spouse under the Joint Life Option) are alive unless you elect to receive annual payments equal to the AWB as set forth below. Payments will be made once a year on each rider effective date anniversary starting with the next anniversary. Each payment will reduce the RBB by the amount of the payment. Alternatively, you have the option to elect in writing to instead receive annual payments equal to the current AWB, as of the date your written election is received in good order at our Home Office, until the RBB is depleted. Upon such election, we will begin paying you the AWB starting on the next rider effective date anniversary following the date your written election is received in good order in our Home Office.

If the minimum age to be eligible for LWB payments has not yet been reached, and the RBB is greater than zero, we will automatically begin paying you annual payments equal to the AWB until the RBB is depleted. All other rights under your Contract cease, we will no longer accept subsequent Purchase Payments and no future resets will be allowed. All other optional endorsements are terminated without value.

Upon your death (or your or your spouse's death under the Joint Life Option), your Beneficiary(s) will receive the following:

     1) Under the Single Life Option, the LWB will be set to $0.00 and the beneficiary(s) will receive annual payments equal to the current AWB until the RBB is depleted. No other death benefit or Enhanced Stepped-Up Provision (if any) will be paid if the RBB is already equal to zero upon the owner's death. The death benefit under the Contract is cancelled. Upon the beneficiary's death, if AWB payments are still being made, the payments will continue to the beneficiary's estate unless such other designee has been agreed to by us in writing until the RBB is exhausted at which time the GMWB for Life rider terminates.

     2) Under the Joint Life Option, the terms of the rider continue and we will continue to your spouse annual payments equal to either the LWB or AWB according to your election prior to your death and the terms described above. The death benefit under the Contract is cancelled. Upon the spouse's death, the LWB will be set to $0.00 and the spousal beneficiary's estate or Beneficiary, as applicable, will receive annual payments equal to the current AWB until the RBB is depleted. Upon that beneficiary's death, if AWB payments are still being made, the payments will continue to the beneficiary's estate unless such other designee has been agreed to by us in writing until the RBB is exhausted at which time the GMWB for Life rider terminates.

     3) Payments made under the "Contract value reduces to Zero" provision of the GMWB for Life rider will be adjusted to the extent required so that upon the death of the owner, the RBB is paid out at regular intervals in non-increasing annual payments over a period no longer than permitted under Code Section 72(s) in the case of a rider made a part of a non-qualified Contract.

     4) For riders issued under a Contract that is issued to an Individual Retirement Account under Code Section 408(a), an Individual Retirement Annuity under Code Section 408(b), a Roth IRA annuity under Code
          Section 408A, a SIMPLE IRA annuity under Code Section 408(p) or any other annuity under an employer's retirement plan that is subject to the required minimum distribution rules under Code Section 401(a)(9), including the after-death distribution rules under Code Section 401(a)(9)(B) ("Qualified Contracts"), The payments under this provision of the GMWB for Life rider will be adjusted as required to be paid out in a non-increasing annual payments over a period no longer than permitted under Code Section 401(a)(9).

Payments to the Beneficiary (or to the owner's estate on the death of the owner), or payments to the successor beneficiary (or to the Beneficiary's estate) in the case of the Beneficiary's death must be made beginning within twelve months of such death in each case and will be made at least as rapidly as under the payment method, if any, being used at the time of the death.

GUARANTEED MINIMUM ACCUMULATION BENEFIT ("GMAB")

We offer a Guaranteed Minimum Accumulation Benefit rider ("GMAB Rider") for an additional charge. The GMAB Rider guarantees that your Contract Value will not be less than a minimum amount at the end of a specified number of years. If your Contract Value is less than the minimum guaranteed amount on the Rider Maturity Date, we will apply additional amounts to increase your Contract Value so that it is equal to the guaranteed amount. If you elect the GMAB Rider, we require that you allocate your Contract Value according to certain limitations and restrictions, and agree to periodic rebalancing of your Contract Value.

Currently, the GMAB Rider may only be elected at the time that you purchase your Contract. We may make the GMAB Rider available to Contracts after their effective date at a later date subject to certain additional terms and restrictions. You may not elect the GMAB Rider if you have also elected the GMWB Rider offered under the Contract.

BENEFIT DESCRIPTION & KEY TERMS

If you elect the GMAB Rider, we guarantee that if your Contract Value is less than your Benefit Base (defined below) on the Rider Maturity Date (defined below), we will apply additional amounts to your Contract to increase your Contract Value so that it is equal to the Benefit Base. Any additional amounts that we apply to your Contract to increase the Contract Value to equal the Benefit Base will be allocated to the money market Subaccount on the Rider Maturity Date. Any such additional amounts will be treated as earnings under your Contract, and will not be subject to a withdrawal charge once they are applied to your Contract.

If your Contract Value is equal to or greater than the Benefit Base on the Rider Maturity Date, the GMAB Rider will terminate and no additional amounts will be applied to your Contract.

Benefit Base: The Benefit Base is equal to the Base Calculation Amount on the Rider Maturity Date and represents the minimum Contract Value that we guarantee on such date. We do not guarantee the Benefit Base on any day other than the Rider Maturity Date. The Benefit Base will not be available for withdrawal nor will it be used to calculate any benefits under the Contract prior to the Rider Maturity Date. The Benefit Base can never be less than zero.

Base Calculation Amount: We calculate the Base Calculation Amount to determine the Benefit Base. On the Rider Effective Date, the Base Calculation Amount is equal to your initial Purchase Payment. Aggregate Purchase Payments over $1 million are subject to our consent, including our consent to limit the Base Calculation Amount applicable to your GMAB Rider. We may impose a maximum Base Calculation Amount (and thereby, a maximum Benefit Base) in the future for Contract Owners who elect the GMAB Rider, but the maximum Base Calculation Amount will never be less than the Base Calculation Amount to which we have previously consented. We reserve the right to restrict increases in your maximum Base Calculation Amount based on subsequent Purchase Payments if such Purchase Payments would cause you Base Calculation Amount to be greater than our maximum Base Calculation Amount. We will not limit or impose a maximum Base Calculation Amount if your aggregate Purchase Payments are under $1 million. If you purchase more than one contract issued by the Company in the same calendar year and elect the GMAB Rider on each contract, the $1,000,000 Benefit Base maximum may be applied to the aggregate Benefit Base for all contracts. State variations may apply.

The Base Calculation Amount will not be used to calculate any benefits under the Contract, other than the GMAB Rider Liquidity Option described below. The Base Calculation Amount can never be less than zero. The Base Calculation Amount may change between the Rider Effective Date and Rider Maturity Date if you make additional Purchase Payments or request withdrawals from your Contract.

     - If you make an additional Purchase Payment(s) within 12 months after the Rider Effective Date, we will increase the Base Calculation Amount by the amount of the Purchase Payment. If you make an additional Purchase Payment(s) more than 12 months after the Rider Effective Date, we will not increase the Base Calculation Amount; however your Contract Value will increase, reflecting the amount of the Purchase Payment. Therefore, Purchase payments made more than 12 months after the Rider Effective Date may have a significant impact on whether a benefit is due under the GMAB Rider. Even if Purchase Payments made prior to and during the 12-month period after the Rider Effective Date lose significant value, if on the Rider Maturity Date the Contract Value, which includes all Purchase Payments, is equal to or greater than the Benefit Base, which includes all the Purchase Payments prior to or during that 12-month period, then no benefit is due. You should consider this prior to making an additional Purchase Payment more than 12 months after the Rider Effective Date. The GMAB Rider may not be appropriate for you if you anticipate making Purchase Payments after the 12-month period.

     - If you request a partial withdrawal, we will decrease the Base Calculation Amount in effect as of the date of the request by the actual dollar amount of the withdrawal or the Partial Withdrawal Reduction amount, whichever is greater. The Partial Withdrawal Reduction amount is equal to the Base Calculation Amount in effect immediately prior to the reduction for the partial withdrawal multiplied by the actual amount of the partial withdrawal divided by the Contract Value immediately prior to the partial withdrawal. When determining the impact of a partial withdrawal on the Base Calculation Amount, the actual amount of the partial withdrawal will include any withdrawal charges and taxes that were deducted at the time of the partial withdrawal.

Rider Maturity Date: The Rider Maturity Date is the anniversary of the Rider Effective Date that corresponds to the number of years you elect as the Rider Period (described below).

Rider Period: The Rider Period is the number of years you select between the Rider Effective Date and the Rider Maturity Date. Currently, we only offer a Rider Period of ten (10) years. We may offer Rider Periods of lesser or greater duration available in the future, subject to additional terms, conditions and limitations.

EXAMPLES OF BENEFIT BASE/BASE CALCULATION AMOUNT

Below are examples of how we determine the Benefit Base and Base Calculation Amount, as well as examples showing the impact of subsequent Purchase Payments and partial withdrawals. For purposes of each example below, assume that you elect the GMAB Rider on the effective date of your Contract and that your initial Purchase Payment is $100,000.

The example below illustrates the impact of the guarantee provided under the GMAB Rider assuming that your Contract Value increases or decreases during the Rider Period.

                EXAMPLES OF GMAB RIDER ON THE RIDER MATURITY DATE

-------------------------------------------------------------------------------------------------------------------
                           INCREASING CONTRACT VALUE                           DECLINING CONTRACT VALUE
-------------------------------------------------------------------------------------------------------------------
                                      BASE                                               BASE
                   CONTRACT       CALCULATION                         CONTRACT       CALCULATION
                    VALUE            AMOUNT        BENEFIT BASE        VALUE            AMOUNT        BENEFIT BASE
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE               $100,000         $100,000      Not Applicable      $100,000         $100,000      Not Applicable
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
RIDER
MATURITY DATE      $110,000         $100,000         $100,000         $90,000          $100,000         $100,000
-------------------------------------------------------------------------------------------------------------------
AMOUNT
APPLIED TO
CONTRACT
VALUE DUE TO
GMAB RIDER                           $0(1)                                            $10,000(2)
-------------------------------------------------------------------------------------------------------------------


(1) If your Contract Value on the GMAB Rider Maturity Date is equal to or greater than the Benefit Base, we will not apply any additional amounts to your Contract Value. Your GMAB Rider will terminate and we will no longer deduct the annual charge for the rider.
(2) If your Contract Value on the GMAB Rider Maturity Date is less than the Benefit Base, we will apply additional amounts to your Contract Value so that it is equal to the Benefit Base. The additional amount will be added to the money market Subaccount.

The example below illustrates the impact of making an additional $10,000 Purchase Payment while the GMAB Rider is in effect, specifically the different manner in which we will treat Purchase Payments for purpose of determining the Base Calculation Amount based on when the Purchase Payment is made.

  EXAMPLES OF ADDITIONAL PURCHASE PAYMENTS -- IMPACT ON BASE CALCULATION AMOUNT

-------------------------------------------------------------------------------------------------------------------
                  ADDITIONAL PURCHASE PAYMENT WITHIN 12 MONTHS       ADDITIONAL PURCHASE PAYMENT AFTER 12 MONTHS
-------------------------------------------------------------------------------------------------------------------
                                                       BASE                                               BASE
                   CONTRACT         PURCHASE       CALCULATION        CONTRACT         PURCHASE       CALCULATION
                    VALUE           PAYMENT           AMOUNT           VALUE           PAYMENT           AMOUNT
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE               $100,000         $100,000         $100,000         $100,000         $100,000         $100,000
-------------------------------------------------------------------------------------------------------------------
VALUE BEFORE
ADDITIONAL
PURCHASE
PAYMENT            $110,000      Not Applicable      $100,000         $110,000      Not Applicable      $100,000
-------------------------------------------------------------------------------------------------------------------
VALUE AFTER
ADDITIONAL
PURCHASE
PAYMENT            $120,000         $10,000          $110,000         $120,000         $10,000          $100,000
-------------------------------------------------------------------------------------------------------------------


The example below illustrates the impact of making a $10,000 partial withdrawal while the GMAB Rider is in effect, specifically the difference in the manner in which a partial withdrawal affects your Base Calculation Amount in an increasing market versus a decreasing market. The example assumes that the partial withdrawal does not qualify under the GMAB Rider Liquidity Option described below.

      EXAMPLES OF PARTIAL WITHDRAWALS -- IMPACT ON BASE CALCULATION AMOUNT

---------------------------------------------------------------------------------------------------------------------------
                                                    ASSUMING INCREASING CONTRACT VALUE
---------------------------------------------------------------------------------------------------------------------------
                                             BASE                                                        REDUCTION TO BASE
                     CONTRACT             CALCULATION       PARTIAL WITHDRAWAL     PARTIAL SURRENDER        CALCULATION
                       VALUE                AMOUNT                AMOUNT               REDUCTION              AMOUNT
---------------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE                 $100,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
PRIOR TO
PARTIAL
WITHDRAWAL           $110,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY                                                                           [100,000 x
FOLLOWING
PARTIAL                                                                            10,000/110,000] =
WITHDRAWAL           $100,000               $90,000               $10,000               $9,091                $10,000
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
                                                     ASSUMING DECLINING CONTRACT VALUE
---------------------------------------------------------------------------------------------------------------------------
                                             BASE                                                        REDUCTION TO BASE
                     CONTRACT             CALCULATION       PARTIAL WITHDRAWAL     PARTIAL SURRENDER        CALCULATION
                       VALUE                AMOUNT                AMOUNT               REDUCTION              AMOUNT
---------------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE                 $100,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
PRIOR TO
PARTIAL
WITHDRAWAL            $90,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY                                                                           [100,000 x
FOLLOWING
PARTIAL                                                                            10,000/90,000] =
WITHDRAWAL            $80,000               $88,889               $10,000               $11,111               $11,111
---------------------------------------------------------------------------------------------------------------------------


INVESTMENT LIMITATIONS/RESTRICTIONS/REBALANCING

If you elect the GMAB Rider, your Contract will be subject to additional limitations and restrictions on your right to allocate Contract Value among the Subaccounts, your right to request transfers between Subaccounts and your right to allocate Purchase Payments to Subaccounts.

We classify each Subaccount as Class A or Class B based on our assessment of the relative risk and volatility of the Underlying Fund in which the Subaccount invests. Subaccounts that we classify as "Class A" will generally invest in Underlying Funds that invest primarily in equity securities, or securities that we believe will approximate the relative volatility and relative risk of equity securities. Subaccounts that we classify as "Class B" will generally invest in Underlying Funds that invest primarily in debt securities or cash. A Subaccount that invests in an Underlying Fund that invests in a combination of equity securities and debt securities will be classified as either Class A or Class B. We have sole discretion to determine whether a Subaccount is classified as Class A or Class B. We reserve the right to change the classification of a Subaccount from Class A to Class B or from Class B to Class A. Any change in Subaccount classification will apply to Contract Owners who elect the GMAB Rider after the effective date of the change in classification, as well as existing Contract Owner who have the GMAB Rider in force as of the effective date of the change in classification.

You will be required to establish a personal allocation profile at the time that you elect the GMAB Rider specifying the Subaccounts and the allocation percentages for each Subaccount in which you intend to allocate your initial Purchase Payment and any credits that we apply to your initial Purchase Payment. Your personal allocation profile will remain in effect for any additional Purchase Payments you make until you elect to change it. Your personal allocation profile may include any combination of Class A and Class B Subaccounts so long as the overall allocation does not violate the limitations and restrictions described below.

You may only allocate up to 80% of your initial Purchase Payment and any credits that we apply to your initial Purchase Payment to Subaccounts that we classify as Class A. You must allocate 20% or more of your initial Purchase Payment and any credits that we apply to your initial Purchase Payment to Subaccounts that we classify as Class B.

Any time that you request a transfer of Contract Value between Subaccounts or make an additional Purchase Payment, you must comply with the following limitations or restrictions:

     - You may allocate your Contract Value in one or more of the Class A Subaccounts that you choose; however, you may only allocate up to 80% of your Contract Value to Subaccounts that we classify as Class A.

     - You may allocate your Contract Value in one or more of the Class B Subaccounts that you choose; however, you must allocate 20% or more of your Contract Value to Subaccounts that we classify as Class B.

     - If you make an additional Purchase Payment, you can only allocate up to 80% of the Purchase Payment to Subaccounts that we classify as Class A.

     - If you make an additional Purchase Payment, you must allocate 20% or more of the Purchase Payment to Subaccounts that we classify as Class B.

Any request to transfer Contract Value or allocate subsequent Purchase Payments that would violate these limitations and restrictions will be rejected. You will be required to submit a new request that complies with the applicable limitation or restriction. We will not be responsible for any financial impact caused by delays in processing your transaction if your request is rejected because it does not comply with an applicable limitation or restriction.

Rebalancing: On a quarterly basis, we will rebalance your Contract Value according to the current personal allocation profile that you chose for Class A and Class B Subaccounts. Unless you instruct us otherwise, we will rebalance your Contract Value in each Class A and Class B Subaccount, respectively, according to the relative proportions indicated in your personal allocation profile.

Below is a list of the Subaccounts that are currently classified as Class B Subaccounts. All remaining Subaccounts offered under the Contract are classified as Class A Subaccounts.

                                      CLASS B SUBACCOUNTS/
                                        UNDERLYING FUNDS
                    --------------------------------------------------------
                          METROPOLITAN SERIES FUND, INC.
                            BlackRock Money Market Portfolio -- Class
                               A
                            MFS(R) Total Return Portfolio -- Class B
                          PIONEER VARIABLE CONTRACTS TRUST -- CLASS II
                            Pioneer Bond VCT Portfolio
                            Pioneer Global High Yield VCT Portfolio
                            Pioneer Ibbotson Growth Allocation VCT
                               Portfolio
                            Pioneer Ibbotson Moderate Allocation VCT
                               Portfolio
                            Pioneer Strategic Income VCT Portfolio


GMAB RIDER LIQUIDITY OPTION

During the 90-day period prior to the 5th anniversary of the Rider Effective Date, you may request a partial withdrawal of up to 15% of the Base Calculation Amount immediately prior to the request. Under this option, we will reduce the Base Calculation Amount by the dollar amount of the withdrawal so long as the withdrawal does not exceed the amount available for withdrawal under this provision. If you request a partial withdrawal greater than 15% of the Base Calculation Amount, we will reduce the Base Calculation Amount by the dollar amount of the withdrawal for amounts withdrawn up to the 15% limit and, for the excess amount, we will reduce the Base Calculation Amount as described above under the sub-section "Base Calculation Amount." Any partial withdrawal you make under this provision will be made free of withdrawal charges that would otherwise apply under the terms of your Contract. Additionally, any withdrawals taken under this feature will reduce your Free Withdrawal Allowance under the Contract.

This feature can only be exercised once before the Rider Maturity Date and must occur during the 90-day period prior to the 5th anniversary of the Rider Effective Date. We reserve the right to require you to exercise your rights under this provision on the anniversary of your Rider Effective Date. You must notify us in a form acceptable to us that you are exercising your rights under this GMAB Rider Liquidity Option.

CANCELLATION OF THE GMAB RIDER

You may elect to cancel the GMAB Rider at any time after the 5th anniversary of the GMAB Rider Effective Date. Upon cancellation, we will no longer deduct the annual charge for the GMAB Rider. Upon cancellation of the GMAB Rider, all rights and benefits under the GMAB Rider will cease. Upon cancellation, we will no longer apply any of the investment limitations and restrictions described above.

GMAB Rider Exchange Option -- If, during the 90-day period following the 5th anniversary of the Rider Effective Date, your Contract Value is greater than the Base Calculation Amount, you may elect to cancel the GMAB Rider and simultaneously elect either a new GMAB Rider or a GMWB Rider. You will be required to meet any eligibility requirements that apply to each rider at the time you make the election.

          Exchange for New GMAB Rider: If you elect to cancel the GMAB Rider and elect the GMAB Rider that we make available under this Rider Exchange Option, the Rider Effective Date for your new GMAB Rider will be the date we receive your request in good order. Your new GMAB Rider will be subject to a new

          Rider Maturity Date. The Benefit Base of your prior GMAB Rider will not apply to the new GMAB Rider. Your Contract Value as of the date you elect to exchange your GMAB Rider will be used to determine your initial Base Calculation Amount for the new rider. The new GMAB Rider will be subject to a new charge that may be higher or lower than the charge you paid for your original GMAB Rider. The GMAB Rider that we make available under this Rider Exchange Option will always feature a ten year Rider Period and may include other Rider Period durations.

          Exchange for GMWB Rider: If you elect to cancel the GMAB Rider and elect the GMWB Rider that we make available under this Rider Exchange Option, the Rider Effective Date for your GMWB Rider will be the date we receive your request. The GMWB Rider that we make available under this Rider Exchange Option will feature a 10% minimum annual withdrawal amount. The GMWB Rider will be subject to the charge then in effect for a GMWB Rider that is offered under this Rider Exchange Option.

TERMINATION

The GMAB Rider will terminate on the earliest to occur of: (1) the Rider Maturity Date; (2) the date you elect to begin receiving Annuity Payments under the Contract; (3) the date you fully surrender your Contract; (4) the date you elect to cancel the GMAB Rider (including assignments); (5) the date we receive Due Proof of Death if the surviving spouse or beneficiary does not elect to continue the Contract (if allowed); or (6) the date the GMAB Rider is cancelled and replaced with a new GMAB Rider or GMWB Rider under the Rider Exchange Option.

The annual charge for the GMAB Rider will no longer be deducted and all guarantees will cease when the rider is terminated. Further, any investment limitations and restrictions will no longer apply after the GMAB Rider is terminated. If the GMAB Rider is terminated before the Rider Maturity Date, the Benefit Base will not be paid.

CHARGE FOR GMAB

If you elect the GMAB Rider, we will deduct an additional charge on each business day that is equal to an annual charge of 0.50% from your Contract Value invested in the Subaccounts. The charge will be applied and will not change from the Rider Effective Date until the Rider Maturity Date unless the rider is cancelled or terminates prior to such date. If you elect to terminate the GMAB Rider prior to the Rider Maturity Date, the charge will no longer be deducted. If you elect to exchange this GMAB Rider and elect a new GMAB Rider under the Rider Exchange Option (described above), the current charge in effect for the GMAB rider will be applied, which may be higher or lower than the charge you paid for this rider.

ADDITIONAL CONSIDERATIONS

     - Your Contract cannot have any outstanding loans if you elect the GMAB Rider. Further, you may not request a loan from your Contract if you have previously elected the GMAB Rider.

     - If you die while the GMAB Rider is in effect, and your surviving spouse or Beneficiary elects to continue the Contract under the spousal contract continuance or beneficiary contract continuance provision, then the GMAB Rider will remain in effect and will continue until the Rider Maturity Date.

     - Any DCA Program that is in effect while the GMAB Rider is in effect must meet the investment limitations and restrictions of the GMAB Rider, as described above. In addition, you may not request a DCA Program that makes transfers from Class B Subaccounts to Class A Subaccounts.

     - If you are expecting to request withdrawals from your Contract, including withdrawals intended to satisfy required minimum distribution requirements, the impact of such withdrawals on the guarantees provided under the GMAB Rider will make the rider less valuable.

                               THE ANNUITY PERIOD

--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among payout options or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments assured; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states. Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected and any living benefit rider is terminated.

You may choose to annuitize at any time after the first Contract Date anniversary. Unless you elect otherwise, the Maturity Date will be the Annuitant's 90(th) birthday for Non-qualified Contracts and the Annuitant's 70(th) birthday for Qualified Contracts or ten years after the effective date of the Contract, if later (this requirement may be changed by us).

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 90th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS

--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See "Annuity Options.")

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period without Life Contingency. We will make periodic payments for the period selected. This option may not satisfy the minimum required distribution rules for Qualified Contracts. Consult a tax adviser before electing this option.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the annuity option "Payments for a Fixed Period without Life Contingency."

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments, and (B) equals a withdrawal charge not to exceed the maximum withdrawal charge rate shown on the specifications page of the Contract multiplied by (A). The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit. A withdrawal charge is not imposed if the surrender is made after the expiration of the withdrawal charge period shown on the specifications page of the Contract.

                        MISCELLANEOUS CONTRACT PROVISIONS

--------------------------------------------------------------------------------

RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) within ten days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment in full; during the remainder of the right to return period, we will refund the Contract Value (including charges).

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value less any applicable taxes. In certain states, we may be required to pay you the Contract Value. Federal tax law may impose additional restrictions on our right to terminate your traditional IRA, Roth IRA or other Qualified Contract.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. At any time, payments from the Fixed Account may be delayed up to 6 months.

                              THE SEPARATE ACCOUNTS

--------------------------------------------------------------------------------

The Company sponsors Separate Account Thirteen and Separate Account Fourteen. When we refer to the Separate Account, we are referring to Separate Account Thirteen, except where the Contract was originally issued by MLACC, in which case, we are referring to Separate Account Fourteen. (See "The Insurance Company" .) Both Separate Account Thirteen and Separate Account Fourteen were established on November 14, 2002 and are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We anticipate merging Separate Account Thirteen and Separate Account Fourteen with and into another separate account of the Company (the MetLife of CT Separate Account Eleven for Variable Annuities) during the fourth quarter of 2008 at the earliest, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contract. Similarly, the merger will not have any adverse impact on your Contract Value or any tax consequences for you.

We hold the assets of the Separate Account for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims-paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and/or to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Our advertisements may show performance figures assuming that you do not elect any optional features such as the E.S.P., GMAB or GMWB. However, if you elect any of these optional features, they involve additional charges that will serve to decrease the performance of your Variable Funding Options. You may wish to speak with your registered representative to obtain performance information specific to the optional features you may wish to select.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

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The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transaction under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.), continue to be taxed as ordinary income (top rate of 35%). The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time. Please consult your own tax advisor.

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisers and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the Contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance policy, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or retirement savings plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs (including Roth IRAs), tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension, retirement savings, and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including
IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

The Contract has been submitted to the IRS for review and is awaiting approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse tax consequences.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract generally have not yet been taxed, the full amount of any distributions (including the amount attributable to Purchase Payments), whether paid in the form of lump sum withdrawals or Annuity Payments, are generally taxed at ordinary income tax rates unless the distribution is transferred to an eligible rollover account or contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Enhanced Stepped-Up Provision, as well as all living benefits such as GMAB and GMWB ) must be added to the Contract Value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within five years from the date of death or minimum distributions may be taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), 408 OR 457, INCLUDING IRA OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for any higher limits to be effective at a state income tax level. In other words, the permissible contribution limits for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 in 2007 and $5,000 in 2008, and it may be indexed for inflation in years after 2008. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $46,000 or 100% of pay for each participant in 2008.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

TSAS (ERISA AND NON-ERISA)

GENERAL. TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject to limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Recently, the IRS announced new regulations affecting sec.403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under sec.403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under sec.403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed after September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made after September 24, 2007, to a contract that was funded by a 90-24 transfer on or before September 24, 2007, may subject the contract to this new employer requirement.

If your Contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted).

WITHDRAWALS AND INCOME PAYMENTS. If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to Purchase Payments made prior to 1989 (and pre-1989 earnings on those Purchase Payments);

     - Is directly transferred to another permissible investment under sec.403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of Purchase Payments) if your plan allows it.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS. Effective January 1, 2006, employers that established and maintain a TSA/403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after-tax contributions as part of the TSA plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract under the following conditions:

     (1) The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.

     (2) In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     (3) All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

     (4) In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     (5) No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

     (6) If permitted under the federal tax law, we may permit both pre-tax contributions under a 403(b) plan as well as after-tax contributions under the Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

     (7) We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

The employer must permit contributions under a pre-tax 403(b) plan in order to permit contributions to be irrevocably designated and made part of a Qualified Roth Contribution Program.

Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (relating to age 50 and over catch-up contributions) as well as contribution limits that apply under the Plan.

In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the plan (e.g., death or disability of participant, severance from employment, attainment of age 59 1/2 and hardship withdrawals only with respect to contributions (if permitted under the Plan)).

If the amounts have been held under any Designated Roth Account of a participant for at least five years and are made on account of death, disability or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distributions").

Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

LOANS. If your TSA Contract permits loans, such loans will be made only from any Fixed Interest Account balance and only up to certain limits. In that case, we credit your Fixed Interest Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your Contract and all you employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified. As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal made prior to the Maturity Date or in the form of periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    a non-taxable return of your Purchase Payment; or

     -    a taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payments. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payments equals your Purchase Payments, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the Joint Owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by a non-natural person (e.g., a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if the Contract is transferred to another person or entity without adequate consideration, all deferred increases in value will be treated as income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution generally will be taxed as first coming from earnings (income in the Contract) and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See "Penalty Tax for Premature Distributions" below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a Guaranteed Minimum Withdrawal Benefit (GMWB). Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a GMWB.

PARTIAL ANNUITIZATIONS (IF AVAILABLE WITH YOUR CONTRACT): At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is applied to a payment option. Currently, we will treat the application of less than your entire Contract Value under a Non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.

We will determine the excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company constantly monitors the diversification of investments and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that certain benefits or the charges for certain benefits such as guaranteed death benefits (including the Roll-up Death Benefit) and certain living benefits (e.g. Guaranteed Minimum Withdrawal Benefit) could be considered to be taxable each year as deemed distributions from the Contract to pay for non-annuity benefits. We currently treat these earnings and benefits as an intrinsic part of the Contract and not report them as taxable income until distributions are actually made. However, it is possible that this may change if we determine that this is required by the IRS. If so, the charges or benefits could also be subject to a 10% penalty tax if the taxpayer is under 59 1/2. You should consult with your tax adviser before selecting any rider or endorsement to the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFITS

If you have purchased the Guaranteed Minimum Withdrawal Benefit Rider or the Guaranteed Minimum Withdrawal Benefit for Life Rider, where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Contract Value (prior to surrender charges). This could result in a greater amount of taxable income in certain cases. In general, at the present time, the Company intends to tax report such withdrawals using the Contract Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the GMWB exceeds the Contract Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal.

In the event that the Contract Value goes to zero, and the Remaining Benefit Base is paid out in fixed installments or the Lifetime Withdrawal Benefit is paid for life, we will treat such payments as income annuity payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

The Company reserves the right to change its tax reporting practices where it determines they are not in accordance with IRS guidance (whether formal or informal).

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

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THE INSURANCE COMPANY

Please refer to your Contract to determine which Company issued your Contract.

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

Before December 7, 2007, certain of the Contracts were issued by MetLife Life and Annuity Company of Connecticut, a stock life insurance company chartered in 1973 in Connecticut. These Contracts were funded through Separate Account Fourteen, a separate account registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. On December 7, 2007, MLACC, a wholly-owned subsidiary of the Company and an indirect, wholly-owned subsidiary of MetLife, Inc., merged with and into the Company. Upon consummation of the merger, MLACC's corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLACC, including Separate Account Fourteen and its assets. Pursuant to the merger, therefore, Separate Account Fourteen became a separate account of the Company. As a result of the merger, the Company also has become responsible for all of MLACC's liabilities and obligations, including those created under the Contract as initially issued by MLACC (formerly known as The Travelers Life and Annuity Company) and outstanding on the date of the merger. The Contract has thereby become a variable contract funded by a separate account of the Company, and each owner thereof has become a Contract Owner of the Company.

FINANCIAL STATEMENTS

The financial statements for the Company and its Separate Account are located in the Statement of Additional Information.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut (the "Company") has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company intends to offer the Contract in all jurisdictions where it is licensed to do business and where the Contract is approved. The Contracts are offered on a continuous basis.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract Owner has owned the

Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products. The Company and MLIDC have entered into a preferred distribution arrangement with their affiliate Tower Square Securities, Inc. and with the unaffiliated broker-dealer firms identified in the Statement of Additional Information. The Company and MLIDC may enter into similar arrangements with their other affiliates MetLife Securities, Inc., Walnut Street Securities, Inc., and New England Securities Corporation. See the "Statement of Additional
Information -- DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT" for a list of the broker-dealer firms that received such additional compensation during 2007, as well as the range of additional compensation paid.

The Company and MLIDC have entered into selling agreements with certain broker-dealer firms that have an affiliate that acts as investment adviser or sub-adviser to one or more Underlying Funds that may be offered under the Contracts. These investment advisory firms include Fidelity Management & Research Company, Morgan Stanley Investment Advisers Inc., MetLife Investment Funds Management LLC, MetLife Advisers, LLC and Met Investors Advisory LLC. MetLife Investment Funds Management LLC, MetLife Advisers LLC and Met Investors Advisory LLC are affiliates of the Company. Registered representatives of broker-dealer firms with an affiliated company acting as an adviser or a sub-adviser may favor these Funds when offering the Contracts.

SALE BY AFFILIATES OF THE COMPANY. The Company and MLIDC may offer the Contracts through retail broker-dealer firms that are affiliates of the Company, including Tower Square Securities, Inc., MetLife Securities, Inc. and/or Metropolitan Life Insurance Company, Walnut Street Securities, Inc. and New England Securities Corporation. The compensation paid to affiliated broker-dealer firms for sales of the Contracts is generally not expected to exceed, on a present value basis, the percentages described above. These broker-dealer firms pay their registered representatives all or a portion of the commissions received for their sales of Contracts; some firms may retain a portion of commissions. The amount the broker dealer firms pass on to their registered representatives is determined in accordance with their internal compensation programs. These programs may also include other types of cash compensation, such as bonuses, equity awards (such as stock options), training allowances, supplementary salary, financing arrangements, marketing support, medical and other insurance benefits, retirement benefits, and other benefits. For registered representatives of certain affiliates, the amount of this additional cash compensation is based primarily on the amount of proprietary products sold and serviced by the representative. Proprietary products are those issued by the Company or its affiliates. The managers who supervise these registered representatives may also be entitled to additional cash compensation based on the sale of proprietary products by their representatives. Because the additional cash compensation paid to these registered representatives and their managers is primarily based on sales of proprietary products, these registered representatives and their managers have an incentive to favor the sale of proprietary products over other products issued by non-affiliates.

MetLife registered representatives receive cash payments for the products they sell and service based upon a 'gross dealer concession' model. The cash payment is equal to a percentage of the gross dealer concession. For MetLife registered representatives other than those in our MetLife Resources (MLR) Division, the percentage is determined by a formula that takes into consideration the amount of premiums and purchase payments applied to proprietary products that the registered representative sells and services. The percentage could be as high as 100%. (MLR registered representatives receive compensation based upon premiums and purchase payments applied to all products sold and serviced by the representative.) In addition, all MetLife registered representatives are entitled to the additional compensation described above based on sales of proprietary products. Because sales of proprietary products are a factor determining the percentage of gross dealer concession and/or the amount of additional compensation to which MetLife registered representatives are entitled, they have an incentive to favor the sale of proprietary products. In addition, because their sales managers' compensation is based on the sales made by the representatives they supervise, these sales managers also have an incentive to favor the sale of proprietary products.

The Company's affiliates also offer their registered representatives and their managers non-cash compensation incentives, such as conferences, trips, prizes and awards. Other non-cash compensation payments may be made for other services that are not directly related to the sale of products. These payments may include support services in the form of recruitment and training of personnel, production of promotional materials and similar services.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

                                   APPENDIX A

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

       FOR METLIFE OF CT SEPARATE ACCOUNT THIRTEEN FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)


The following Accumulation Unit Value information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this Prospectus for more information on Separate Account Charges.

            PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT CHARGES 1.50%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (9/03).........................................  2007      1.265          1.349               --
                                                       2006      1.211          1.265            7,513
                                                       2005      1.132          1.211            7,311
                                                       2004      1.080          1.132            3,111
                                                       2003      1.000          1.080               --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (12/03)............................................  2007      1.382          1.488           46,380
                                                       2006      1.264          1.382           48,065
                                                       2005      1.196          1.264           85,591
                                                       2004      1.069          1.196           15,835
                                                       2003      1.000          1.069               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.401          1.343           85,786
                                                       2006      1.214          1.401           83,831
                                                       2005      1.192          1.214           89,631
                                                       2004      1.090          1.192           70,039
                                                       2003      1.000          1.090               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/03).......................  2007      1.313          1.439           55,329
                                                       2006      1.226          1.313           47,601
                                                       2005      1.188          1.226           46,744
                                                       2004      1.082          1.188           24,145
                                                       2003      1.000          1.082               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      1.689          1.921           77,142
                                                       2006      1.412          1.689           80,926
                                                       2005      1.301          1.412           89,892
                                                       2004      1.114          1.301           49,294
                                                       2003      1.000          1.114               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.397          1.346           20,005

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.304          1.309            9,022

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.470          1.409               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (4/05)........  2007      1.204          1.263               --
                                                       2006      1.037          1.204               --
                                                       2005      0.951          1.037               --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.273          1.309               --
                                                       2006      1.151          1.273            9,022
                                                       2005      1.135          1.151            9,022
                                                       2004      1.062          1.135            9,357
                                                       2003      1.000          1.062               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (9/03).............................................  2007      1.362          1.409               --
                                                       2006      1.248          1.362           19,791
                                                       2005      1.155          1.248           19,324
                                                       2004      1.078          1.155           14,090
                                                       2003      1.000          1.078               --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.332          1.391            7,373

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.009          1.135            3,030
                                                       2006      1.000          1.009            3,034

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.039          1.075           55,778
                                                       2006      1.000          1.039               --

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.980            6,726

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.052          1.102          236,965
                                                       2006      1.000          1.052          241,077

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      1.006          1.015               --
                                                       2005      0.993          1.006               --
                                                       2004      0.998          0.993           17,295
                                                       2003      1.000          0.998               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.182          1.236               --
                                                       2005      1.144          1.182            9,572
                                                       2004      1.090          1.144           10,010
                                                       2003      1.000          1.090               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.521          1.656               --
                                                       2005      1.354          1.521          128,778
                                                       2004      1.156          1.354           60,486
                                                       2003      1.000          1.156               --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (12/03)............................................  2007      1.042          1.082               --
                                                       2006      1.025          1.042            6,583
                                                       2005      1.023          1.025            6,583
                                                       2004      1.008          1.023            2,195
                                                       2003      1.000          1.008               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (7/04).............................................  2006      0.999          1.125               --
                                                       2005      1.002          0.999           11,625
                                                       2004      0.994          1.002            8,579

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.108          1.180               --
                                                       2005      1.085          1.108           30,806
                                                       2004      1.053          1.085          134,453
                                                       2003      1.000          1.053               --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.054          1.092            6,602

  Pioneer Cullen Value VCT Subaccount (Class II)
  (7/05).............................................  2007      1.254          1.314           66,958
                                                       2006      1.086          1.254           62,497
                                                       2005      1.020          1.086              835

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      2.544          3.569           14,625
                                                       2006      1.906          2.544           15,731
                                                       2005      1.406          1.906           13,806
                                                       2004      1.202          1.406            9,129
                                                       2003      1.000          1.202               --

  Pioneer Equity Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.563          1.548           91,436
                                                       2006      1.299          1.563           90,567
                                                       2005      1.249          1.299           98,631
                                                       2004      1.093          1.249           61,277
                                                       2003      1.000          1.093               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.252          1.379               --
                                                       2006      1.065          1.252               --
                                                       2005      1.000          1.065               --

  Pioneer Europe VCT Subaccount (Class II) (9/03)....  2006      1.456          1.851               --
                                                       2005      1.371          1.456           16,304
                                                       2004      1.177          1.371           16,467
                                                       2003      1.000          1.177               --

  Pioneer Fund VCT Subaccount (Class II) (9/03)......  2007      1.430          1.476          208,196
                                                       2006      1.247          1.430          186,270
                                                       2005      1.195          1.247          150,502
                                                       2004      1.094          1.195           32,526
                                                       2003      1.000          1.094               --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (7/05).............................................  2007      1.149          1.156            5,712
                                                       2006      1.041          1.149               --
                                                       2005      1.027          1.041               --

  Pioneer High Yield VCT Subaccount (Class II)
  (9/03).............................................  2007      1.209          1.258           44,360
                                                       2006      1.134          1.209           44,174
                                                       2005      1.132          1.134           86,595
                                                       2004      1.066          1.132           40,999
                                                       2003      1.000          1.066               --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (7/05).......................  2007      1.224          1.268               --
                                                       2006      1.085          1.224               --
                                                       2005      1.015          1.085               --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.183          1.232               --
                                                       2006      1.066          1.183               --
                                                       2005      0.991          1.066               --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.145          1.192           54,781
                                                       2006      1.051          1.145           55,167
                                                       2005      0.976          1.051           24,040

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.194          1.264           25,362
                                                       2006      1.112          1.194           20,634
                                                       2005      1.094          1.112           19,473
                                                       2004      1.044          1.094               --
                                                       2003      1.000          1.044               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer International Value VCT Subaccount (Class
  II) (1/04).........................................  2007      1.843          2.056           32,534
                                                       2006      1.526          1.843           34,898
                                                       2005      1.345          1.526           22,250
                                                       2004      1.153          1.345            2,269
                                                       2003      1.000          1.153               --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.591          1.651           96,361
                                                       2006      1.439          1.591           98,488
                                                       2005      1.357          1.439          130,153
                                                       2004      1.131          1.357           39,092
                                                       2003      1.000          1.131               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      1.183          1.260          305,331
                                                       2006      1.168          1.183          311,382
                                                       2005      1.096          1.168          243,595
                                                       2004      1.023          1.096           96,995

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (9/03).........................................  2007      2.236          1.782            9,524
                                                       2006      1.663          2.236            9,576
                                                       2005      1.470          1.663           24,728
                                                       2004      1.102          1.470            8,334
                                                       2003      1.000          1.102               --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (7/04)..................................  2007      1.176          1.391               --
                                                       2006      1.107          1.176           55,114
                                                       2005      1.074          1.107           53,684
                                                       2004      1.050          1.074            8,266

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.600          1.463           24,149
                                                       2006      1.423          1.600           23,254
                                                       2005      1.300          1.423           23,195
                                                       2004      1.101          1.300           19,409
                                                       2003      1.000          1.101               --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.186          1.260               --
                                                       2005      1.185          1.186               --
                                                       2004      1.062          1.185               --
                                                       2003      1.000          1.062               --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.209          1.264          133,684
                                                       2006      1.155          1.209          136,220
                                                       2005      1.144          1.155           95,062
                                                       2004      1.056          1.144           15,869
                                                       2003      1.000          1.056               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Value VCT Subaccount (Class II) (12/03)....  2007      1.408          1.410               --
                                                       2006      1.242          1.408           23,826
                                                       2005      1.205          1.242           25,021
                                                       2004      1.098          1.205            8,757
                                                       2003      1.000          1.098               --




            PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT CHARGES 2.75%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
     II) (9/03)......................................  2007      0.987          1.048             --
                                                       2006      1.000          0.987             --
  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
     (12/03).........................................  2007      1.037          1.102             --
                                                       2006      1.000          1.037             --
Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
     Subaccount (Class 2) (6/03).....................  2007      1.108          1.049             --
                                                       2006      1.000          1.108             --
  FTVIPT Franklin Small-Mid Cap Growth Securities
     Subaccount (Class 2) (11/03)....................  2007      0.995          1.077             --
                                                       2006      1.000          0.995             --
  FTVIPT Templeton Foreign Securities Subaccount
     (Class 2) (9/03)................................  2007      1.135          1.275             --
                                                       2006      1.000          1.135             --
Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
     (4/07)..........................................  2007      1.047          1.001             --
  LMPVET Capital and Income Subaccount (Class II)
     (4/07)..........................................  2007      1.090          1.085             --
  LMPVET Fundamental Value Subaccount (Class I)
     (4/07)..........................................  2007      1.145          1.088             --
Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (4/05)........  2007      1.103          1.152             --
                                                       2006      1.000          1.103             --
  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.069          1.095             --
                                                       2006      1.000          1.069             --
Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
     (9/03)..........................................  2007      1.025          1.057             --
                                                       2006      1.000          1.025             --
Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
     E) (4/07)*......................................  2007      1.035          1.072             --
  MIST Oppenheimer Capital Appreciation Subaccount
     (Class B) (1/70)................................  2007      1.000          1.112             --
                                                       2006      1.000          1.000             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
     (1/70)..........................................  2007      1.019          1.041             --
                                                       2006      1.000          1.019             --
  MSF MFS(R) Total Return Subaccount (Class B)
     (4/07)..........................................  2007      0.996          0.972             --
  MSF Oppenheimer Global Equity Subaccount (Class B)
     (1/70)..........................................  2007      1.044          1.079             --
                                                       2006      1.000          1.044             --
Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      1.000          1.004             --
Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
     (Service Shares) (6/03).........................  2006      1.000          1.005             --
  Oppenheimer Global Securities Subaccount/VA
     (Service Shares) (11/03)........................  2006      1.000          1.034             --
Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
     (12/03).........................................  2007      1.006          1.034             --
                                                       2006      1.000          1.006             --
  Pioneer AmPac Growth VCT Subaccount (Class II)
     (7/04)..........................................  2006      1.000          1.085             --
  Pioneer Balanced VCT Subaccount (Class II)
     (11/03).........................................  2006      1.000          1.031             --
  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.060          1.090             --
  Pioneer Cullen Value VCT Subaccount (Class II)
     (7/05)..........................................  2007      1.101          1.140             --
                                                       2006      1.000          1.101             --
  Pioneer Emerging Markets VCT Subaccount (Class II)
     (11/03).........................................  2007      1.182          1.638             --
                                                       2006      1.000          1.182             --
  Pioneer Equity Income VCT Subaccount (Class II)
     (9/03)..........................................  2007      1.152          1.126             --
                                                       2006      1.000          1.152             --
  Pioneer Equity Opportunity VCT Subaccount (Class
     II) (1/70)......................................  2007      1.108          1.207             --
                                                       2006      1.000          1.108             --
  Pioneer Europe VCT Subaccount (Class II) (9/03)....  2006      1.000          1.191             --
  Pioneer Fund VCT Subaccount (Class II) (9/03)......  2007      1.101          1.122             --
                                                       2006      1.000          1.101             --
  Pioneer Global High Yield VCT Subaccount (Class II)
     (7/05)..........................................  2007      1.075          1.068             --
                                                       2006      1.000          1.075             --
  Pioneer High Yield VCT Subaccount (Class II)
     (9/03)..........................................  2007      1.045          1.073             --
                                                       2006      1.000          1.045             --
  Pioneer Ibbotson Aggressive Allocation VCT
     Subaccount (Class II) (7/05)....................  2007      1.071          1.096             --
                                                       2006      1.000          1.071             --
  Pioneer Ibbotson Growth Allocation VCT Subaccount
     (Class II) (4/05)...............................  2007      1.061          1.092             --
                                                       2006      1.000          1.061             --
  Pioneer Ibbotson Moderate Allocation VCT Subaccount
     (Class II) (4/05)...............................  2007      1.050          1.080             --
                                                       2006      1.000          1.050             --
  Pioneer Independence VCT Subaccount (Class II)
     (11/03).........................................  2007      1.055          1.103             --
                                                       2006      1.000          1.055             --
  Pioneer International Value VCT Subaccount (Class
     II) (1/04)......................................  2007      1.123          1.237             --
                                                       2006      1.000          1.123             --
  Pioneer Mid Cap Value VCT Subaccount (Class II)
     (9/03)..........................................  2007      1.065          1.091             --
                                                       2006      1.000          1.065             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
     (Class II) (5/04)...............................  2007      0.984          1.034             --
                                                       2006      1.000          0.984             --
  Pioneer Real Estate Shares VCT Subaccount (Class
     II) (9/03)......................................  2007      1.246          0.981             --
                                                       2006      1.000          1.246             --
  Pioneer Small and Mid Cap Growth VCT Subaccount
     (Class II) (7/04)...............................  2007      1.005          1.176             --
                                                       2006      1.000          1.005             --
  Pioneer Small Cap Value VCT Subaccount (Class II)
     (9/03)..........................................  2007      1.036          0.936             --
                                                       2006      1.000          1.036             --
  Pioneer Small Company VCT Subaccount (Class II)
     (6/03)..........................................  2006      1.000          0.986             --
  Pioneer Strategic Income VCT Subaccount (Class II)
     (9/03)..........................................  2007      1.029          1.063             --
                                                       2006      1.000          1.029             --
  Pioneer Value VCT Subaccount (Class II) (12/03)....  2007      1.082          1.072             --
                                                       2006      1.000          1.082             --


* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Capital Appreciation Fund/VA was replaced by Met Investors Series Trust-Oppenheimer Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Global Securities Fund/VA was replaced by Metropolitan Series Fund, Inc.- Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/24/2006, Pioneer Variable Contracts Trust-Pioneer Small Company VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer AmPac Growth VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Oak Ridge Large Cap Growth VCT Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer Balanced VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Ibbotson Moderate Allocation VCT Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer Europe VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer International Value VCT Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, AIM Variable Insurance Funds-AIM V.I. Capital Appreciation Fund was replaced by Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable Total Return Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Capital and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II, Inc.-Legg Mason Partners Variable Aggressive Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust-Pioneer Value VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Fund VCT Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust-Pioneer America Income VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Bond VCT Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust-Pioneer Equity Opportunity VCT Portfolio liquidated its assets and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust -- Pioneer Small and Mid Cap Growth VCT Portfolio liquidated its assets and is no longer available as a funding option.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX B

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

       FOR METLIFE OF CT SEPARATE ACCOUNT FOURTEEN FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)


The following Accumulation Unit Value information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this Prospectus for more information on Separate Account Charges..

            PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT CHARGES 1.50%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2007      1.265          1.349               --
                                                       2006      1.211          1.265          156,984
                                                       2005      1.132          1.211          159,202
                                                       2004      1.080          1.132          120,083
                                                       2003      1.000          1.080               --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2007      1.382          1.488           44,092
                                                       2006      1.264          1.382           43,911
                                                       2005      1.196          1.264           42,936
                                                       2004      1.069          1.196           35,176
                                                       2003      1.000          1.069               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.401          1.343          152,609
                                                       2006      1.214          1.401          152,828
                                                       2005      1.192          1.214          159,956
                                                       2004      1.090          1.192          154,714
                                                       2003      1.000          1.090               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2007      1.313          1.439          139,630
                                                       2006      1.226          1.313          128,731
                                                       2005      1.188          1.226          130,992
                                                       2004      1.082          1.188           99,721
                                                       2003      1.000          1.082               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      1.689          1.921          152,976
                                                       2006      1.412          1.689          161,633
                                                       2005      1.301          1.412          184,526
                                                       2004      1.114          1.301          129,147
                                                       2003      1.000          1.114               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.397          1.346          101,078

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.304          1.309            1,067

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.470          1.409               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (11/05).......  2007      1.204          1.263               --
                                                       2006      1.037          1.204               --
                                                       2005      1.018          1.037               --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.273          1.309               --
                                                       2006      1.151          1.273            1,038
                                                       2005      1.135          1.151            1,015
                                                       2004      1.062          1.135              971
                                                       2003      1.000          1.062               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (7/03).............................................  2007      1.362          1.409               --
                                                       2006      1.248          1.362          116,647
                                                       2005      1.155          1.248          119,967
                                                       2004      1.078          1.155           81,090
                                                       2003      1.000          1.078               --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.332          1.391          154,510

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.009          1.135           58,297
                                                       2006      1.000          1.009           58,168

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.039          1.075          281,143
                                                       2006      1.000          1.039           35,478

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.980            5,616

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.052          1.102           49,889
                                                       2006      1.000          1.052           51,157

Money Market Portfolio
  Money Market Subaccount (6/03).....................  2006      1.006          1.015               --
                                                       2005      0.993          1.006           34,035
                                                       2004      0.998          0.993           30,405
                                                       2003      1.000          0.998               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.182          1.236               --
                                                       2005      1.144          1.182           46,272
                                                       2004      1.090          1.144           37,628
                                                       2003      1.000          1.090               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (8/03)............................  2006      1.521          1.656               --
                                                       2005      1.354          1.521           33,070
                                                       2004      1.156          1.354           33,598
                                                       2003      1.000          1.156               --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (7/03).............................................  2007      1.042          1.082               --
                                                       2006      1.025          1.042          213,116
                                                       2005      1.023          1.025          215,610
                                                       2004      1.008          1.023          215,877
                                                       2003      1.000          1.008               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      0.999          1.125               --
                                                       2005      1.002          0.999               --
                                                       2004      1.027          1.002               --

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.108          1.180               --
                                                       2005      1.085          1.108          293,225
                                                       2004      1.053          1.085          293,506
                                                       2003      1.000          1.053               --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.092          210,980

  Pioneer Cullen Value VCT Subaccount (Class II)
  (7/05).............................................  2007      1.254          1.314           18,761
                                                       2006      1.086          1.254           16,914
                                                       2005      1.006          1.086           12,608

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2007      2.544          3.569           62,542
                                                       2006      1.906          2.544          101,284
                                                       2005      1.406          1.906          122,512
                                                       2004      1.202          1.406           97,075
                                                       2003      1.000          1.202               --

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2007      1.563          1.548          177,714
                                                       2006      1.299          1.563          178,661
                                                       2005      1.249          1.299          187,245
                                                       2004      1.093          1.249          166,783
                                                       2003      1.000          1.093               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.252          1.379               --
                                                       2006      1.065          1.252               --
                                                       2005      1.000          1.065               --

  Pioneer Europe VCT Subaccount (Class II) (9/03)....  2006      1.456          1.851               --
                                                       2005      1.371          1.456               --
                                                       2004      1.177          1.371               --
                                                       2003      1.000          1.177               --

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2007      1.430          1.476          517,102
                                                       2006      1.247          1.430          306,604
                                                       2005      1.195          1.247          334,539
                                                       2004      1.094          1.195          209,976
                                                       2003      1.000          1.094               --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (9/05).............................................  2007      1.149          1.156            2,375
                                                       2006      1.041          1.149               --
                                                       2005      1.035          1.041               --

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2007      1.209          1.258          159,091
                                                       2006      1.134          1.209          158,768
                                                       2005      1.132          1.134          163,155
                                                       2004      1.066          1.132           83,301
                                                       2003      1.000          1.066               --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (3/05).......................  2007      1.224          1.268               --
                                                       2006      1.085          1.224               --
                                                       2005      0.987          1.085               --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (7/05)..................................  2007      1.183          1.232            7,408
                                                       2006      1.066          1.183               --
                                                       2005      1.019          1.066               --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.145          1.192          294,365
                                                       2006      1.051          1.145          297,075
                                                       2005      0.999          1.051               --

  Pioneer Independence VCT Subaccount (Class II)
  (7/03).............................................  2007      1.194          1.264           67,526
                                                       2006      1.112          1.194           67,573
                                                       2005      1.094          1.112           64,716
                                                       2004      1.044          1.094           57,516
                                                       2003      1.000          1.044               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer International Value VCT Subaccount (Class
  II) (7/03).........................................  2007      1.843          2.056           16,418
                                                       2006      1.526          1.843           16,617
                                                       2005      1.345          1.526           17,832
                                                       2004      1.153          1.345           11,032
                                                       2003      1.000          1.153               --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.591          1.651          102,956
                                                       2006      1.439          1.591          104,629
                                                       2005      1.357          1.439          105,882
                                                       2004      1.131          1.357           92,801
                                                       2003      1.000          1.131               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.183          1.260          152,932
                                                       2006      1.168          1.183          150,726
                                                       2005      1.096          1.168          151,766
                                                       2004      1.039          1.096           55,611

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (7/03).........................................  2007      2.236          1.782            5,206
                                                       2006      1.663          2.236            5,161
                                                       2005      1.470          1.663            5,103
                                                       2004      1.102          1.470            4,831
                                                       2003      1.000          1.102               --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (3/04)..................................  2007      1.176          1.391               --
                                                       2006      1.107          1.176          140,783
                                                       2005      1.074          1.107          151,119
                                                       2004      0.990          1.074           56,059

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (8/03).............................................  2007      1.600          1.463           42,742
                                                       2006      1.423          1.600           42,446
                                                       2005      1.300          1.423           42,418
                                                       2004      1.101          1.300           35,210
                                                       2003      1.000          1.101               --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.186          1.260               --
                                                       2005      1.185          1.186               --
                                                       2004      1.062          1.185               --
                                                       2003      1.000          1.062               --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (6/03).............................................  2007      1.209          1.264          285,927
                                                       2006      1.155          1.209          278,919
                                                       2005      1.144          1.155          276,607
                                                       2004      1.056          1.144          185,891
                                                       2003      1.000          1.056               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Value VCT Subaccount (Class II) (7/03).....  2007      1.408          1.410               --
                                                       2006      1.242          1.408          213,535
                                                       2005      1.205          1.242          228,645
                                                       2004      1.098          1.205          160,295
                                                       2003      1.000          1.098               --



            PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT CHARGES 2.75%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2007      0.987          1.048               --
                                                       2006      1.000          0.987               --
  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2007      1.037          1.102               --
                                                       2006      1.000          1.037               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.108          1.049               --
                                                       2006      1.000          1.108               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2007      0.995          1.077               --
                                                       2006      1.000          0.995               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2007      1.135          1.275               --
                                                       2006      1.000          1.135               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.047          1.001               --

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.090          1.085               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.145          1.088               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (11/05).......  2007      1.103          1.152               --
                                                       2006      1.000          1.103               --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.069          1.095               --
                                                       2006      1.000          1.069               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (7/03).............................................  2007      1.025          1.057               --
                                                       2006      1.000          1.025               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07)*.........................................  2007      1.035          1.072               --

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.000          1.112               --
                                                       2006      1.000          1.000               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.019          1.041               --
                                                       2006      1.000          1.019               --

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.972               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.044          1.079               --
                                                       2006      1.000          1.044               --

Money Market Portfolio
  Money Market Subaccount (6/03).....................  2006      1.000          1.004               --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.000          1.005               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (8/03)............................  2006      1.000          1.034               --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (7/03).............................................  2007      1.006          1.034               --
                                                       2006      1.000          1.006               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      1.000          1.085               --

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.000          1.031               --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.090               --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (7/05).............................................  2007      1.101          1.140               --
                                                       2006      1.000          1.101               --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2007      1.182          1.638               --
                                                       2006      1.000          1.182               --

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2007      1.152          1.126               --
                                                       2006      1.000          1.152               --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.108          1.207               --
                                                       2006      1.000          1.108               --

  Pioneer Europe VCT Subaccount (Class II) (9/03)....  2006      1.000          1.191               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2007      1.101          1.122               --
                                                       2006      1.000          1.101               --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (9/05).............................................  2007      1.075          1.068               --
                                                       2006      1.000          1.075               --

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2007      1.045          1.073               --
                                                       2006      1.000          1.045               --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (3/05).......................  2007      1.071          1.096               --
                                                       2006      1.000          1.071               --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (7/05)..................................  2007      1.061          1.092           29,183
                                                       2006      1.000          1.061               --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.050          1.080               --
                                                       2006      1.000          1.050               --

  Pioneer Independence VCT Subaccount (Class II)
  (7/03).............................................  2007      1.055          1.103               --
                                                       2006      1.000          1.055               --

  Pioneer International Value VCT Subaccount (Class
  II) (7/03).........................................  2007      1.123          1.237               --
                                                       2006      1.000          1.123               --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2007      1.065          1.091               --
                                                       2006      1.000          1.065               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      0.984          1.034               --
                                                       2006      1.000          0.984               --
  Pioneer Real Estate Shares VCT Subaccount (Class
     II) (7/03)......................................  2007      1.246          0.981               --
                                                       2006      1.000          1.246               --
  Pioneer Small and Mid Cap Growth VCT Subaccount
     (Class II) (3/04)...............................  2007      1.005          1.176               --
                                                       2006      1.000          1.005               --
  Pioneer Small Cap Value VCT Subaccount (Class II)
     (8/03)..........................................  2007      1.036          0.936               --
                                                       2006      1.000          1.036               --
  Pioneer Small Company VCT Subaccount (Class II)
     (6/03)..........................................  2006      1.000          0.986               --
  Pioneer Strategic Income VCT Subaccount (Class II)
     (6/03)..........................................  2007      1.029          1.063               --
                                                       2006      1.000          1.029               --
  Pioneer Value VCT Subaccount (Class II) (7/03).....  2007      1.082          1.072               --
                                                       2006      1.000          1.082               --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Capital Appreciation Fund/VA was replaced by Met Investors Series Trust-Oppenheimer Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Global Securities Fund/VA was replaced by Metropolitan Series Fund, Inc.- Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/24/2006, Pioneer Variable Contracts Trust-Pioneer Small Company VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer AmPac Growth VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Oak Ridge Large Cap Growth VCT Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer Balanced VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Ibbotson Moderate Allocation VCT Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer Europe VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer International Value VCT Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, AIM Variable Insurance Funds-AIM V.I. Capital Appreciation Fund was replaced by Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable Total Return Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Capital and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II, Inc.-Legg Mason Partners Variable Aggressive Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust-Pioneer Value VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Fund VCT Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust-Pioneer America Income VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Bond VCT Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust-Pioneer Equity Opportunity VCT Portfolio liquidated its assets and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust -- Pioneer Small and Mid Cap Growth VCT Portfolio liquidated its assets and is no longer available as a funding option.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX C

--------------------------------------------------------------------------------

                ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Certain Underlying Funds were subject to a merger, substitution, liquidation or other change. The chart below identifies the former name and new name of each of these Underlying Funds, and the former name and new name of the trust of which the Underlying Fund is a part.

UNDERLYING FUND NAME CHANGE

                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------
PIONEER VARIABLE CONTRACTS TRUST               PIONEER VARIABLE CONTRACTS TRUST
  Pioneer Growth Shares VCT Portfolio            Pioneer Independence VCT Portfolio


UNDERLYING FUND MERGERS/REORGANIZATIONS

The following former Underlying Funds were merged with or reorganized into the new Underlying Funds and /or were reorganized into a new trust.

         FORMER UNDERLYING FUND/TRUST                    NEW UNDERLYING FUND/TRUST
---------------------------------------------  ---------------------------------------------
PIONEER VARIABLE CONTRACTS TRUST               PIONEER VARIABLE CONTRACTS TRUST
  Pioneer America Income VCT Portfolio         Pioneer Bond VCT Portfolio
PIONEER VARIABLE CONTRACTS TRUST               PIONEER VARIABLE CONTRACTS TRUST
  Pioneer Value VCT Portfolio                  Pioneer Fund VCT Portfolio


UNDERLYING FUND SUBSTITUTION

The following new Underlying Fund was substituted for the former Underlying
Fund.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
AIM VARIABLE INSURANCE FUNDS                   MET INVESTORS SERIES TRUST
  AIM V.I. Mid Cap Core Equity Portfolio       Lazard Mid Cap Portfolio


UNDERLYING FUND LIQUIDATIONS

The following Underlying Funds were liquidated and are no longer available in your contract.

PIONEER VARIABLE CONTRACTS TRUST
  Pioneer Equity Opportunity Portfolio
PIONEER VARIABLE CONTRACTS TRUST
  Pioneer Small and Mid Cap Portfolio

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX D

--------------------------------------------------------------------------------

                                THE FIXED ACCOUNT

The Fixed Account is part of the Company's general account assets. These general account assets include all assets of the Company other than those held in the Separate Accounts sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic Annuity Payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account Contract Value, or the dollar amount of fixed Annuity Payments made under any payout option.

We guarantee that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described below, less any applicable premium taxes or prior withdrawals.

Purchase Payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account, which supports insurance and annuity obligations. Where permitted by state law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract. The general account and any interest therein are not registered under, or subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

We guarantee the initial rate for any allocations into the Fixed Account for one year from the date of such allocation. We guarantee subsequent renewal rates for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at a rate not less than the minimum interest rate allowed by state law. We reserve the right to change the rate subject to applicable state law. We will determine any interest we credit to amounts allocated to the Fixed Account in excess of the minimum guaranteed rate in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guaranteed rate for any given year. We have no specific formula for determining the interest rate. Some factors we may consider are regulatory and tax requirements, general economic trends and competitive factors.

TRANSFERS

You may make transfers from the Fixed Account to any available Variable Funding Option(s) twice a year during the 30 days following the semiannual anniversary of the Contract Date. We limit transfers to an amount of up to 15% of the Fixed Account Contract Value on the semiannual Contract Date anniversary. (This restriction does not apply to transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions. Where permitted by state law, we reserve the right to restrict transfers into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract.

Automated transfers from the Fixed Account to any of the Variable Funding Options may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX E

--------------------------------------------------------------------------------

            WAIVER OF WITHDRAWAL CHARGE FOR NURSING HOME CONFINEMENT

(AVAILABLE ONLY IF THE OWNER IS AGE 70 OR YOUNGER ON THE DATE THE CONTRACT IS ISSUED.)

If, after the first Contract Year and before the Maturity Date, and you begin confinement in an eligible nursing home, you may surrender or make withdrawal, subject to the maximum withdrawal amount described below, without incurring a withdrawal charge. In order for the Company to waive the withdrawal charge, the withdrawal must be made during continued confinement in an eligible nursing home after the qualifying period has been satisfied, or within sixty (60) days after such confinement ends. The qualifying period is confinement in an eligible nursing home for ninety (90) consecutive days. We will require proof of confinement in a form satisfactory to us, which may include certification by a licensed physician that such confinement is medically necessary.

An eligible nursing home is defined as an institution or special nursing unit of a hospital which:

     (a)  is Medicare approved as a provider of skilled nursing care services;
          and

     (b) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism.

                                       OR

Meets all of the following standards:

     (a) is licensed as a nursing care facility by the state in which it is licensed;

     (b) is either a freestanding facility or a distinct part of another facility such as a ward, wing, unit or swing-bed of a hospital or other facility;

     (c) provides nursing care to individuals who are not able to care for themselves and who require nursing care;

     (d) provides, as a primary function, nursing care and room and board; and charges for these services;

     (e) provides care under the supervision of a licensed physician, registered nurse (RN) or licensed practical nurse (LPN);

     (f) may provide care by a licensed physical, respiratory, occupational or speech therapist; and

     (g) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism.

We will not waive withdrawal charges if confinement is due to one or more of the following causes:

     (a) mental, nervous, emotional or personality disorder without demonstrable organic disease, including, but not limited to, neurosis, psychoneurosis, psychopathy or psychosis

     (b) the voluntary taking or injection of drugs, unless prescribed or administered by a licensed physician

     (c) the voluntary taking of any drugs prescribed by a licensed physician and intentionally not taken as prescribed

     (d) sensitivity to drugs voluntarily taken, unless prescribed by a physician

     (e) drug addiction, unless addiction results from the voluntary taking of drugs prescribed by a licensed physician, or the involuntary taking of drugs.

FILING A CLAIM: You must provide the Company with written notice of a claim during continued confinement after the 90-day qualifying period, or within sixty days after such confinement ends.

The maximum withdrawal amount for which we will waive the withdrawal charge is the Contract Value on the next valuation date following written proof of claim, less any Purchase Payments made within a one-year period before confinement in an eligible nursing home begins, less any Purchase Payment made on or after the Annuitant's 71st birthday.

We will pay any withdrawal requested under the scope of this waiver as soon as we receive proper written proof of your claim, and we will pay the withdrawal in a lump sum. You should consult with your tax adviser regarding the tax impact of any withdrawals taken from your Contract.

                                   APPENDIX F

--------------------------------------------------------------------------------

               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and MetLife Insurance Company of Connecticut. A list of the contents of the Statement of Additional Information is set forth below:

                     The Insurance Company
                     Principal Underwriter
                     Distribution and Principal Underwriting Agreement Valuation of Assets
                     Federal Tax Considerations
                     Independent Registered Public Accounting Firm Condensed Financial Information
                     Financial Statements

--------------------------------------------------------------------------------

Copies of the Statement of Additional Information dated April 28, 2008 are available without charge. To request a copy, please clip this coupon on the line above, enter your name and address in the spaces provided below, and mail to MetLife Insurance Company of Connecticut, P.O. Box 10366, Des Moines, IA 50306-0366. For the MetLife Insurance Company of Connecticut Statement of Additional Information please request MIC-Book-72-73-87. For the Statement of Additional Information for the contracts issued by the former MetLife Life and Annuity Company of Connecticut please request MLAC-Book-72-73-87.

Name: -------------------------------------------------

Address: ----------------------------------------------

CHECK BOX:

[ ] MIC-Book-72-73-87

[ ] MLAC-Book-72-73-87

                            PIONEER ANNUISTAR ANNUITY
                             PORTFOLIO ARCHITECT II
                             PIONEER ANNUISTAR VALUE

                       STATEMENT OF ADDITIONAL INFORMATION

                                      DATED

                                OCTOBER 13, 2008

                                       FOR

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                                    ISSUED BY

                    METLIFE INSURANCE COMPANY OF CONNECTICUT

This Statement of Additional Information ("SAI") contains information in addition to the information described in the Prospectus for the variable annuity contracts (the "Contracts") offered by MetLife Insurance Company of Connecticut (the "Company", "we" or "our").

This SAI is not a prospectus but relates to, and should be read in conjunction with the Prospectus dated April 28, 2008. A copy of the Individual Variable Annuity Contract Prospectus may be obtained by writing to MetLife Insurance Company of Connecticut, Annuity Investor Services, P.O. Box 103666, Des Moines, IA 50306-0366 or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

                                TABLE OF CONTENTS


                                                                                 PAGE
                                                                                 ----

THE INSURANCE COMPANY..........................................................     2

PRINCIPAL UNDERWRITER..........................................................     2

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT..............................     2

VALUATION OF ASSETS............................................................     4

FEDERAL TAX CONSIDERATIONS.....................................................     5

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM..................................     8

CONDENSED FINANCIAL INFORMATION--Pioneer AnnuiStar.............................     9

CONDENSED FINANCIAL INFORMATION--Portfolio Architect II........................    53

CONDENSED FINANCIAL INFORMATION--Pioneer AnnuiStar Value.......................   206

FINANCIAL STATEMENTS...........................................................     1

                              THE INSURANCE COMPANY

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. Prior to May 1, 2006, the Company was known as The Travelers Insurance Company. The Company is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut (the "Commissioner"). An annual statement covering the operations of the Company for the preceding year, as well as its financial condition as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

THE SEPARATE ACCOUNT. Effective October 13, 2008, the Company combined MetLife of CT Separate Account Thirteen for Variable Annuities (the "Former Separate Account") with and into MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"). The Separate Account meets the definition of a separate account under the federal securities laws, and complies with the provisions of the 1940 Act. Additionally, the operations of the Separate Account are subject to the provisions of Section 38a-433 of the Connecticut General Statutes, which authorizes the Commissioner to adopt regulations under it.
Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account. The Company holds title to the assets of the Separate Account. The assets are kept physically segregated and are held separate and apart from the Company's general corporate assets. Records are maintained of all purchases and redemptions of the Underlying Funds held in each of the Variable Funding Options.

                              PRINCIPAL UNDERWRITER

MetLife Investors Distribution Company ("MLIDC") serves as principal underwriter for the Separate Account and the Contracts. The offering is continuous. MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. MLIDC is affiliated with the Company and the Separate Account.

                DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT

Information about the distribution of the Contracts is contained in the prospectus (see "Other Information -- Distribution of the Variable Annuity Contracts"). Additional information is provided below.

Under the terms of the Distribution and Principal Underwriting Agreement among the Separate Account, MLIDC and the Company, MLIDC acts as agent for the distribution of the Contracts and as principal underwriter for the Contracts. The Company reimburses MLIDC for certain sales and overhead expenses connected with sales functions.

The following table shows the amount of commissions paid to and the amount of commissions retained by the Distributor and Principal Underwriter over the past three years.

                            UNDERWRITING COMMISSIONS

                                    UNDERWRITING COMMISSIONS PAID        AMOUNT OF UNDERWRITING
                                      TO THE DISTRIBUTOR BY THE        COMMISSIONS RETAINED BY THE
              YEAR                             COMPANY                         DISTRIBUTOR
--------------------------------  --------------------------------  --------------------------------
2007............................            $128,229,602                           $0

2006............................            $ 92,981,366                           $0

2005............................            $135,616,995                           $0


The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firms for services the broker-dealer firms provide in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer firms, the hiring and training of the broker-dealer firms' sales personnel, the sponsoring of conferences and seminars by the broker-dealer firms, or general marketing services performed by the broker-dealer firms. The broker-dealer firms may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contract, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firms or based on the length of time that a Contract owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firms and their registered representatives to favor the Company's products. The amount of additional compensation (non-commission amounts) paid to selected broker-dealer firms during 2007 ranged from $86,518 to $5,658,714. The amount of commissions paid to selected broker-dealer firms during 2007 ranged from $91,352 to $10,077,903. The amount of total compensation (includes non-commission as well as commission amounts) paid to selected broker-dealer firms during 2007 ranged from $433,549 to $10,536,736.

The following list sets forth the names of broker-dealer firms that have entered into preferred distribution arrangements with the Company and MLIDC under which the broker-dealer firms received additional compensation in 2007 in connection with the sale of our variable annuity contracts, variable life policies and other insurance products (including the Contracts). The broker-dealer firms are listed in alphabetical order:
Citicorp Investment Services
Citigroup Global Markets Inc. (d/b/a Smith Barney)
DWS Scudder Distributors, Inc.
Morgan Stanley DW, Inc.
PFS Investments, Inc. (d/b/a Primerica)
Pioneer Funds Distributor, Inc.

There are other broker-dealer firms who receive compensation for servicing our contracts, and the account value of the contracts or the amount of added purchase payments received may be included in determining their additional compensation, if any.

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE. We may reduce or eliminate the withdrawal charge under the Contract when certain sales or administration of the Contract result in savings or reduced expenses and/or risks. We will not reduce or eliminate the withdrawal charge where such reduction or elimination would be unfairly discriminatory to any person.

                               VALUATION OF ASSETS

FUNDING OPTIONS. The value of the assets of each Funding Option is determined at 4:00 p.m. eastern time on each business day, unless we need to close earlier due to an emergency. A business day is any day the New York Stock Exchange is open. It is expected that the Exchange will be closed on Saturdays and Sundays and on the observed holidays of New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

THE CONTRACT VALUE. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of a Funding Option from one valuation period to the next. The net investment factor for a Funding Option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable Funding Option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of a Funding Option is equal to (a) minus (b), divided by (c) where:

        (a) = investment income plus capital gains and losses (whether realized or unrealized);

        (b)  = any deduction for applicable taxes (presently zero); and

        (c) = the value of the assets of the funding option at the beginning of the valuation period.

The gross investment rate may be either positive or negative. A Funding Option's investment income includes any distribution whose ex-dividend date occurs during the valuation period.

ACCUMULATION UNIT VALUE. The value of the Accumulation Unit for each Funding Option was initially established at $1.00. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each Funding Option and takes into account the investment performance, expenses and the deduction of certain expenses.

ANNUITY UNIT VALUE. The initial Annuity Unit value applicable to each Funding Option was established at $1.00. An Annuity Unit value as of any business day is equal to (a) the value of the Annuity Unit on the preceding business day, multiplied by (b) the corresponding net investment factor for the business day just ended, divided by (c) the assumed net investment factor for the valuation period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a valuation period of one day is
1.000081 and, for a period of two days, is 1.000081 x 1.000081.)

CALCULATION OF MONEY MARKET YIELD

From time to time, we may quote in advertisements and sales literature the adjusted and unadjusted effective yield for a money market Subaccount for a 7-day period, as described below. On a Contract-specific basis, the effective yield is computed at each month-end according to the following formula:

           Effective Yield = ((Base Return + 1) to the power of (365 / 7)) -- 1

Where:

Base Return = (AUV Change -- Contract Charge Adjustment) / Prior AUV.

AUV Change = Current AUV -- Prior AUV.

Contract Charge Adjustment = Average AUV * Period Charge.

Average AUV = (Current AUV + Prior AUV) / 2.

Period Charge = Annual Contract Fee * (7/365).

Prior AUV = Unit value as of 7 days prior.

Current AUV = Unit value as of the reporting period (last day of the month).

We may also quote the effective yield of a money market Subaccount for the same 7-day period, determined on an unadjusted basis (which does not deduct Contract-level charges), according to the same formula but where:

Base Return = AUV Change / Prior AUV

Because of the charges and deductions imposed under the Contract, the yield for the Subaccount will be lower than the yield for the corresponding Underlying Fund. The yields on amounts held in the Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The actual yield for the Subaccount is affected by changes in interest rates on money market securities, average portfolio maturity of the Underlying Fund, the types and qualities of portfolio securities held by the Underlying Fund, and the Underlying Fund's operating expenses. Yields on amounts held in the Subaccount may also be presented for periods other than a 7-day period.

                           FEDERAL TAX CONSIDERATIONS

The following description of the federal income tax consequences under this Contract is general in nature and is therefore not exhaustive and is not intended to cover all situations. Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, a person contemplating purchase of an annuity contract and by a Contract Owner or beneficiary who may make elections under a Contract should consult with a qualified tax or legal adviser.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the later of calendar year in which a participant under a qualified plan or a Section 403(b) annuity attains age 70 1/2 or retires. Minimum annual distributions under an IRA must begin by April 1(st) of the calendar year in which the Contract Owner attains 70 1/2 regardless of when he or she retires. Distributions must also begin or be continued according to the minimum distribution rules under the Code following the death of the Contract Owner or the annuitant. You should note that the U.S. Treasury recently issued regulations clarifying the operation of the required minimum distribution rules.

NONQUALIFIED ANNUITY CONTRACTS

Individuals may purchase tax-deferred annuities without any contribution limits. The purchase payments receive no tax benefit, deduction or deferral, but taxes on the increases in the value of the contract are generally deferred until distribution and transfers between the various investment options are not subject to tax. Generally, if an annuity contract is owned by other than an individual (or an entity such as a trust or other "look-through" entity which owns for an individual's benefit), the owner will be taxed each year on the increase in the value of the contract. An exception applies for purchase payments made before March 1, 1986. The benefits of tax deferral of income earned under a non-qualified annuity should be compared with the relative federal tax rates on income from other types of investments (dividends and capital gains, taxable at 15% or less) relative to the ordinary income treatment received on annuity income and interest received on fixed instruments (notes, bonds, etc.).

If two or more annuity contracts are purchased from the same insurer within the same calendar year, such annuity contract will be aggregated for federal income tax purposes. As a result, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

Those receiving partial distributions made before the maturity date will generally be taxed on an income-first basis to the extent of income in the contract. If you are exchanging another annuity contract for this annuity, certain pre-August 14, 1982 deposits into an annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the cash value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

In order to be treated as an annuity contract for federal income tax purposes,
Section 72(s) of the Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract. Specifically, Section 72(s) requires that (a) if an owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and
(b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the successor-owner. Contracts will be administered by the Company in accordance with these rules and the Company will make a notification when payments should be commenced. Special rules apply regarding distribution requirements when an annuity is owned by a trust or other entity for the benefit of one or more individuals.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 for calendar year 2007, $5,000 for 2008, and may be indexed for inflation in future years. Additional "catch-up" contributions may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse. Purchase payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

The Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of up to $46,000 for each participant. The Internal Revenue Services has not reviewed the contract for qualifications as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the optional enhanced death benefit in the contract comports with IRA qualification requirements.

SIMPLE PLAN IRA FORM

Employers may establish a savings incentive match plan for employees ("SIMPLE plan") under which employees can make elective salary reduction contributions to an IRA based on a percentage of compensation of up to the applicable limit for the taxable year. The applicable limit is $10,500 in 2008 (which may be indexed for inflation for future years). (Alternatively, the employer can establish a SIMPLE cash or deferred arrangement under IRS Section 401(k)). Under a SIMPLE plan IRA, the employer must either make a matching contribution or a nonelective contribution based on the prescribed formulas for all eligible employees. Early withdrawals are subject to the 10% early withdrawal penalty generally applicable to IRAs, except that an early withdrawal by an employee under a SIMPLE plan IRA, within the first two years of participation, shall be subject to a 25% early withdrawal tax.

ROTH IRAS

Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations (similar to the annual limits for the traditional IRA's), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of a "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to any Roth IRA of the individual.

QUALIFIED PENSION AND PROFIT-SHARING PLANS

Like most other contributions made under a qualified pension or profit-sharing plan, purchase payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

Distributions are generally taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Under a qualified plan, the investment in the contract may be zero.

The annual limits that apply to the amounts that may be contributed to a defined contribution plan for 2008 is $46,000. The limit on employee salary reduction deferrals (commonly referred to as "401(k) contributions") is $15,500 in 2008. The annual limit may be indexed for inflation in future years. Additional "catch-up contributions" may be made by individuals age 50 or over.

Amounts attributable to salary reduction contributions under Code Section 401(k) and income thereon may not be withdrawn prior to severance from employment, death, total and permanent disability, attainment of age 59 1/2, or in the case of hardship.

SECTION 403(B) PLANS

Under Code section 403(b), payments made by public school systems and certain tax exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes. A qualified contract issued as a tax-sheltered annuity under section 403(b) will be amended as necessary to conform to the requirements of the Code. The annual limits under Code Section 403(b) for employee salary reduction deferrals are increased under the same rules applicable to 401(k) plans ($15,500 in 2008).

Code section 403(b)(11) restricts this distribution under Code section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1998; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the close of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

FEDERAL INCOME TAX WITHHOLDING

The portion of a distribution, which is taxable income to the recipient, will be subject to federal income tax withholding as follows:

1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(B) PLANS OR ARRANGEMENTS, FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS, OR FROM 457 PLANS SPONSORED BY GOVERNMENTAL ENTITIES

There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another qualified retirement plan (including a 457 plan sponsored by a governmental entity) but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

     (a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

     (b) a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

     (c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70 1/2 or as otherwise required by law, or

     (d)  the distribution is a hardship distribution.

A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and the 10% additional tax penalty on premature withdrawals may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.

2.   OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

To the extent not subject to 20% mandatory withholding as described in 1. above, the portion of a non-periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable portion of the distribution will be withheld as federal income tax; provided that the recipient may elect any other percentage. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

3. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE YEAR)

The portion of a periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. Recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, U.S. citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are subject to different withholding rules and generally cannot elect out of withholding.

                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of each of the Subaccounts of the Separate Account and consolidated financial statements and the related financial statement schedules of MetLife Insurance Company of Connecticut and subsidiaries (which report expresses an unqualified opinion on the consolidated financial statements and financial statement schedules and includes an explanatory paragraph referring to changes in MetLife Insurance Company of Connecticut and subsidiaries' method of accounting for deferred acquisition costs as required by accounting guidance adopted on January 1, 2007, and the restatement of the 2007 consolidated financial statements) included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, FL 33602-5827.

              CONDENSED FINANCIAL INFORMATION -- PIONEER ANNUISTAR

--------------------------------------------------------------------------------

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

               PIONEER ANNUISTAR -- SEPARATE ACCOUNT CHARGES 1.75%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (9/03).........................................  2007      1.422          1.515                --
                                                       2006      1.364          1.422                --
                                                       2005      1.279          1.364                --
                                                       2004      1.224          1.279                --
                                                       2003      1.000          1.224                --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (12/03)............................................  2007      1.594          1.712                --
                                                       2006      1.462          1.594                --
                                                       2005      1.387          1.462                --
                                                       2004      1.243          1.387                --
                                                       2003      1.000          1.243                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.549          1.481            27,482
                                                       2006      1.346          1.549            27,586
                                                       2005      1.324          1.346            29,997
                                                       2004      1.214          1.324            35,918
                                                       2003      1.000          1.214                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/03).......................  2007      1.606          1.756             9,320
                                                       2006      1.504          1.606             9,705
                                                       2005      1.460          1.504                --
                                                       2004      1.333          1.460                --
                                                       2003      1.000          1.333                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      2.011          2.282            27,954
                                                       2006      1.685          2.011            29,061
                                                       2005      1.557          1.685            10,361
                                                       2004      1.336          1.557            11,039
                                                       2003      1.000          1.336                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.612          1.551                --

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.356          1.359                --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.718          1.644             3,205

                                   PIONEER ANNUISTAR -- SEPARATE ACCOUNT
                                         CHARGES 1.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (4/05)........  2007      1.199          1.256                --
                                                       2006      1.035          1.199                --
                                                       2005      0.950          1.035                --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.325          1.362                --
                                                       2006      1.201          1.325                --
                                                       2005      1.187          1.201                --
                                                       2004      1.113          1.187                --
                                                       2003      1.000          1.113                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (9/03).............................................  2007      1.573          1.627                --
                                                       2006      1.445          1.573                --
                                                       2005      1.342          1.445                --
                                                       2004      1.255          1.342                --
                                                       2003      1.000          1.255                --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.496          1.560                --

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.007          1.131            25,106
                                                       2006      1.000          1.007            24,653

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.026          1.060            43,594
                                                       2006      1.000          1.026            17,507

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.978                --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.051          1.098                --
                                                       2006      1.000          1.051                --

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      0.997          1.005                --
                                                       2005      0.986          0.997            18,645
                                                       2004      0.993          0.986            19,865
                                                       2003      1.000          0.993                --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.330          1.389                --
                                                       2005      1.290          1.330                --
                                                       2004      1.231          1.290                --
                                                       2003      1.000          1.231                --

                                   PIONEER ANNUISTAR -- SEPARATE ACCOUNT
                                         CHARGES 1.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.848          2.011                --
                                                       2005      1.649          1.848                --
                                                       2004      1.411          1.649                --
                                                       2003      1.000          1.411                --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (12/03)............................................  2007      1.021          1.058                --
                                                       2006      1.007          1.021                --
                                                       2005      1.007          1.007                --
                                                       2004      0.994          1.007                --
                                                       2003      1.000          0.994                --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (7/04).............................................  2006      0.994          1.117                --
                                                       2005      1.000          0.994                --
                                                       2004      0.994          1.000                --

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.161          1.234                --
                                                       2005      1.139          1.161            33,952
                                                       2004      1.109          1.139            36,173
                                                       2003      1.000          1.109                --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.091            19,483

  Pioneer Cullen Value VCT Subaccount (Class II)
  (7/05).............................................  2007      1.248          1.305           131,355
                                                       2006      1.084          1.248           147,395
                                                       2005      1.020          1.084            13,651

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      3.167          4.433            44,929
                                                       2006      2.378          3.167            47,018
                                                       2005      1.759          2.378             4,460
                                                       2004      1.508          1.759             3,035
                                                       2003      1.000          1.508                --

  Pioneer Equity Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.708          1.687            78,900
                                                       2006      1.423          1.708            78,533
                                                       2005      1.372          1.423            10,312
                                                       2004      1.203          1.372            15,160
                                                       2003      1.000          1.203                --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.246          1.370                --
                                                       2006      1.063          1.246            19,994
                                                       2005      1.000          1.063                --

                                   PIONEER ANNUISTAR -- SEPARATE ACCOUNT
                                         CHARGES 1.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Europe VCT Subaccount (Class II) (9/03)....  2006      1.577          2.000                --
                                                       2005      1.488          1.577                --
                                                       2004      1.281          1.488                --
                                                       2003      1.000          1.281                --

  Pioneer Fund VCT Subaccount (Class II) (9/03)......  2007      1.571          1.618                --
                                                       2006      1.374          1.571                --
                                                       2005      1.320          1.374                --
                                                       2004      1.211          1.320                --
                                                       2003      1.000          1.211                --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (7/05).............................................  2007      1.144          1.148            39,156
                                                       2006      1.039          1.144            20,807
                                                       2005      1.026          1.039            14,368

  Pioneer High Yield VCT Subaccount (Class II)
  (9/03).............................................  2007      1.295          1.344            22,054
                                                       2006      1.218          1.295             6,461
                                                       2005      1.219          1.218                --
                                                       2004      1.151          1.219                --
                                                       2003      1.000          1.151                --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (7/05).......................  2007      1.218          1.259             6,144
                                                       2006      1.083          1.218             6,168
                                                       2005      1.014          1.083             6,195

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.177          1.223         1,439,974
                                                       2006      1.063          1.177         1,451,335
                                                       2005      0.991          1.063         1,365,800

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.140          1.184            32,376
                                                       2006      1.049          1.140            34,427
                                                       2005      0.976          1.049                --

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.308          1.381                --
                                                       2006      1.221          1.308                --
                                                       2005      1.204          1.221                --
                                                       2004      1.152          1.204                --
                                                       2003      1.000          1.152                --

  Pioneer International Value VCT Subaccount (Class
  II) (1/04).........................................  2007      2.044          2.274                --
                                                       2006      1.697          2.044                --
                                                       2005      1.499          1.697                --
                                                       2004      1.288          1.499                --
                                                       2003      1.000          1.288                --

                                   PIONEER ANNUISTAR -- SEPARATE ACCOUNT
                                         CHARGES 1.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.846          1.911             7,233
                                                       2006      1.673          1.846             7,260
                                                       2005      1.582          1.673                --
                                                       2004      1.322          1.582            13,464
                                                       2003      1.000          1.322                --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      1.174          1.248            26,371
                                                       2006      1.163          1.174            26,159
                                                       2005      1.094          1.163            12,547
                                                       2004      1.022          1.094                --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (9/03).........................................  2007      2.537          2.016             4,020
                                                       2006      1.891          2.537             3,368
                                                       2005      1.676          1.891                --
                                                       2004      1.259          1.676             9,713
                                                       2003      1.000          1.259                --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (7/04)..................................  2007      1.168          1.378                --
                                                       2006      1.102          1.168                --
                                                       2005      1.072          1.102                --
                                                       2004      1.049          1.072                --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.952          1.780            19,973
                                                       2006      1.740          1.952            17,549
                                                       2005      1.594          1.740             8,504
                                                       2004      1.353          1.594            13,226
                                                       2003      1.000          1.353                --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.426          1.514                --
                                                       2005      1.428          1.426                --
                                                       2004      1.284          1.428                --
                                                       2003      1.000          1.284                --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.236          1.289            16,323
                                                       2006      1.184          1.236                --
                                                       2005      1.175          1.184                --
                                                       2004      1.088          1.175                --
                                                       2003      1.000          1.088                --

  Pioneer Value VCT Subaccount (Class II) (12/03)....  2007      1.515          1.514                --
                                                       2006      1.340          1.515                --
                                                       2005      1.303          1.340                --
                                                       2004      1.190          1.303                --
                                                       2003      1.000          1.190                --

               PIONEER ANNUISTAR -- SEPARATE ACCOUNT CHARGES 1.80%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (9/03).........................................  2007      1.126          1.200               --
                                                       2006      1.081          1.126               --
                                                       2005      1.000          1.081               --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (12/03)............................................  2007      1.148          1.233               --
                                                       2006      1.054          1.148               --
                                                       2005      1.000          1.054               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.171          1.119               --
                                                       2006      1.018          1.171               --
                                                       2005      1.000          1.018               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/03).......................  2007      1.127          1.231               --
                                                       2006      1.055          1.127               --
                                                       2005      1.000          1.055               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      1.283          1.455              864
                                                       2006      1.076          1.283              924
                                                       2005      1.000          1.076              251

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.216          1.170               --

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.148          1.150               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.250          1.196               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (4/05)........  2007      1.198          1.254               --
                                                       2006      1.035          1.198               --
                                                       2005      0.950          1.035               --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.121          1.152               --
                                                       2006      1.017          1.121               --
                                                       2005      1.000          1.017               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (9/03).............................................  2007      1.187          1.227               --
                                                       2006      1.091          1.187               --
                                                       2005      1.000          1.091               --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.185          1.235               --

                                   PIONEER ANNUISTAR -- SEPARATE ACCOUNT
                                         CHARGES 1.80% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.007          1.130               --
                                                       2006      1.000          1.007               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.040          1.073               --
                                                       2006      1.000          1.040               --

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.978               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.050          1.097           26,804
                                                       2006      1.000          1.050               --

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      1.010          1.019               --
                                                       2005      1.000          1.010               --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.044          1.090               --
                                                       2005      1.000          1.044               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.147          1.248               --
                                                       2005      1.000          1.147               --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (12/03)............................................  2007      1.008          1.044               --
                                                       2006      0.994          1.008               --
                                                       2005      1.000          0.994               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (7/04).............................................  2006      0.993          1.115               --
                                                       2005      1.000          0.993               --

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.016          1.079               --
                                                       2005      1.000          1.016               --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.091               --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (7/05).............................................  2007      1.247          1.303           56,155
                                                       2006      1.084          1.247               --
                                                       2005      1.019          1.084               --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      1.726          2.415           15,398
                                                       2006      1.297          1.726               --
                                                       2005      1.000          1.297               --

                                   PIONEER ANNUISTAR -- SEPARATE ACCOUNT
                                         CHARGES 1.80% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Equity Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.236          1.221           11,183
                                                       2006      1.031          1.236               --
                                                       2005      1.000          1.031               --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.245          1.368               --
                                                       2006      1.063          1.245               --
                                                       2005      1.000          1.063               --

  Pioneer Europe VCT Subaccount (Class II) (9/03)....  2006      1.041          1.320               --
                                                       2005      1.000          1.041               --

  Pioneer Fund VCT Subaccount (Class II) (9/03)......  2007      1.198          1.233               --
                                                       2006      1.048          1.198               --
                                                       2005      1.000          1.048               --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (7/05).............................................  2007      1.143          1.146               --
                                                       2006      1.039          1.143               --
                                                       2005      1.026          1.039               --

  Pioneer High Yield VCT Subaccount (Class II)
  (9/03).............................................  2007      1.059          1.098               --
                                                       2006      0.996          1.059               --
                                                       2005      1.000          0.996               --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (7/05).......................  2007      1.217          1.257               --
                                                       2006      1.083          1.217               --
                                                       2005      1.014          1.083               --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.176          1.222               --
                                                       2006      1.063          1.176               --
                                                       2005      0.991          1.063               --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.139          1.182               --
                                                       2006      1.048          1.139               --
                                                       2005      0.976          1.048               --

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.095          1.156               --
                                                       2006      1.023          1.095               --
                                                       2005      1.000          1.023               --

  Pioneer International Value VCT Subaccount (Class
  II) (1/04).........................................  2007      1.359          1.511           20,197
                                                       2006      1.128          1.359               --
                                                       2005      1.000          1.128               --

                                   PIONEER ANNUISTAR -- SEPARATE ACCOUNT
                                         CHARGES 1.80% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.170          1.211               --
                                                       2006      1.061          1.170               --
                                                       2005      1.000          1.061               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      1.108          1.177               --
                                                       2006      1.098          1.108               --
                                                       2005      1.000          1.098               --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (9/03).........................................  2007      1.582          1.257           26,938
                                                       2006      1.180          1.582               --
                                                       2005      1.000          1.180               --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (7/04)..................................  2007      1.079          1.273               --
                                                       2006      1.018          1.079               --
                                                       2005      1.000          1.018               --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.242          1.132               --
                                                       2006      1.108          1.242               --
                                                       2005      1.000          1.108               --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.031          1.094               --
                                                       2005      1.000          1.031               --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.045          1.089               --
                                                       2006      1.001          1.045               --
                                                       2005      1.000          1.001               --

  Pioneer Value VCT Subaccount (Class II) (12/03)....  2007      1.160          1.159               --
                                                       2006      1.027          1.160               --
                                                       2005      1.000          1.027               --




               PIONEER ANNUISTAR -- SEPARATE ACCOUNT CHARGES 1.95%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (9/03).........................................  2007      1.411          1.503                --
                                                       2006      1.357          1.411           245,854
                                                       2005      1.274          1.357           284,977
                                                       2004      1.222          1.274           231,497
                                                       2003      1.000          1.222                --

                                   PIONEER ANNUISTAR -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (12/03)............................................  2007      1.583          1.696           173,532
                                                       2006      1.454          1.583           180,281
                                                       2005      1.382          1.454           183,457
                                                       2004      1.241          1.382           108,904
                                                       2003      1.000          1.241                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.538          1.468           873,265
                                                       2006      1.339          1.538           917,416
                                                       2005      1.320          1.339           940,154
                                                       2004      1.213          1.320           637,163
                                                       2003      1.000          1.213                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/03).......................  2007      1.595          1.739           171,256
                                                       2006      1.496          1.595           181,691
                                                       2005      1.456          1.496           192,772
                                                       2004      1.331          1.456           195,100
                                                       2003      1.000          1.331                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      1.996          2.260           338,225
                                                       2006      1.676          1.996           384,846
                                                       2005      1.551          1.676           258,807
                                                       2004      1.335          1.551           177,969
                                                       2003      1.000          1.335                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.600          1.537           591,557

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.345          1.346           373,703

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.705          1.629            95,832

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (4/05)........  2007      1.194          1.250                --
                                                       2006      1.033          1.194                --
                                                       2005      0.950          1.033                --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.315          1.351                --
                                                       2006      1.194          1.315           416,781
                                                       2005      1.183          1.194           398,222
                                                       2004      1.112          1.183           267,186
                                                       2003      1.000          1.112                --

                                   PIONEER ANNUISTAR -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (9/03).............................................  2007      1.562          1.614                --
                                                       2006      1.438          1.562           598,287
                                                       2005      1.337          1.438           656,296
                                                       2004      1.253          1.337           533,462
                                                       2003      1.000          1.253                --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.484          1.545           242,982

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.006          1.127           262,382
                                                       2006      1.000          1.006           257,892

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.019          1.050         6,539,378
                                                       2006      1.000          1.019           410,536

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.977                --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.049          1.094           627,831
                                                       2006      1.000          1.049           635,885

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      0.991          0.999                --
                                                       2005      0.982          0.991           555,003
                                                       2004      0.992          0.982         1,188,876
                                                       2003      1.000          0.992            90,248

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.322          1.381                --
                                                       2005      1.286          1.322           178,734
                                                       2004      1.230          1.286           151,437
                                                       2003      1.000          1.230                --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.838          1.999                --
                                                       2005      1.643          1.838           309,893
                                                       2004      1.409          1.643           181,942
                                                       2003      1.000          1.409                --

                                   PIONEER ANNUISTAR -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (12/03)............................................  2007      1.013          1.048                --
                                                       2006      1.001          1.013           641,030
                                                       2005      1.003          1.001           653,184
                                                       2004      0.993          1.003           468,464
                                                       2003      1.000          0.993                --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (7/04).............................................  2006      0.991          1.111                --
                                                       2005      0.998          0.991            42,068
                                                       2004      0.993          0.998            41,461

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.155          1.225                --
                                                       2005      1.136          1.155           219,105
                                                       2004      1.107          1.136           157,092
                                                       2003      1.000          1.107                --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.091           646,077

  Pioneer Cullen Value VCT Subaccount (Class II)
  (7/05).............................................  2007      1.244          1.297           143,160
                                                       2006      1.082          1.244           140,730
                                                       2005      1.019          1.082           146,470

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      3.144          4.391           167,274
                                                       2006      2.366          3.144           130,823
                                                       2005      1.753          2.366           154,430
                                                       2004      1.506          1.753           140,964
                                                       2003      1.000          1.506                --

  Pioneer Equity Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.695          1.671           533,932
                                                       2006      1.415          1.695           597,342
                                                       2005      1.368          1.415           605,737
                                                       2004      1.202          1.368           426,769
                                                       2003      1.000          1.202                --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.242          1.363                --
                                                       2006      1.062          1.242                --
                                                       2005      1.000          1.062                --

  Pioneer Europe VCT Subaccount (Class II) (9/03)....  2006      1.568          1.986                --
                                                       2005      1.483          1.568            32,721
                                                       2004      1.280          1.483            13,099
                                                       2003      1.000          1.280                --

                                   PIONEER ANNUISTAR -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Fund VCT Subaccount (Class II) (9/03)......  2007      1.560          1.603           844,967
                                                       2006      1.367          1.560           682,529
                                                       2005      1.316          1.367           738,510
                                                       2004      1.209          1.316           586,630
                                                       2003      1.000          1.209                --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (7/05).............................................  2007      1.140          1.141            13,062
                                                       2006      1.037          1.140            13,016
                                                       2005      1.025          1.037            15,394

  Pioneer High Yield VCT Subaccount (Class II)
  (9/03).............................................  2007      1.286          1.332           781,784
                                                       2006      1.211          1.286           918,382
                                                       2005      1.215          1.211         1,032,790
                                                       2004      1.149          1.215           746,313
                                                       2003      1.000          1.149                --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (7/05).......................  2007      1.214          1.252             7,940
                                                       2006      1.081          1.214             7,940
                                                       2005      1.013          1.081                --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.173          1.217            27,628
                                                       2006      1.062          1.173            19,939
                                                       2005      0.991          1.062            19,966

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.136          1.177           302,807
                                                       2006      1.047          1.136           315,267
                                                       2005      0.976          1.047                --

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.299          1.368           161,959
                                                       2006      1.215          1.299           157,388
                                                       2005      1.200          1.215           155,730
                                                       2004      1.151          1.200           149,246
                                                       2003      1.000          1.151                --

  Pioneer International Value VCT Subaccount (Class
  II) (1/04).........................................  2007      2.029          2.253           212,932
                                                       2006      1.688          2.029           166,644
                                                       2005      1.494          1.688           129,994
                                                       2004      1.286          1.494            27,095
                                                       2003      1.000          1.286                --

                                   PIONEER ANNUISTAR -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.832          1.893           311,109
                                                       2006      1.664          1.832           361,809
                                                       2005      1.576          1.664           359,343
                                                       2004      1.320          1.576           236,024
                                                       2003      1.000          1.320                --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      1.168          1.238           264,732
                                                       2006      1.159          1.168           287,108
                                                       2005      1.092          1.159           231,337
                                                       2004      1.022          1.092            40,688

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (9/03).........................................  2007      2.518          1.998           366,841
                                                       2006      1.881          2.518           418,229
                                                       2005      1.670          1.881           441,307
                                                       2004      1.258          1.670           237,566
                                                       2003      1.000          1.258                --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (7/04)..................................  2007      1.161          1.368                --
                                                       2006      1.098          1.161           104,074
                                                       2005      1.070          1.098           103,572
                                                       2004      1.049          1.070            59,182

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.938          1.764           182,014
                                                       2006      1.731          1.938           211,180
                                                       2005      1.589          1.731           274,235
                                                       2004      1.351          1.589            92,868
                                                       2003      1.000          1.351                --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.419          1.504                --
                                                       2005      1.423          1.419            67,239
                                                       2004      1.282          1.423            61,193
                                                       2003      1.000          1.282                --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.227          1.277         1,079,004
                                                       2006      1.177          1.227         1,518,285
                                                       2005      1.171          1.177         1,256,972
                                                       2004      1.086          1.171           848,679
                                                       2003      1.000          1.086                --

  Pioneer Value VCT Subaccount (Class II) (12/03)....  2007      1.504          1.501                --
                                                       2006      1.333          1.504           334,921
                                                       2005      1.298          1.333           360,467
                                                       2004      1.188          1.298           250,563
                                                       2003      1.000          1.188                --

               PIONEER ANNUISTAR -- SEPARATE ACCOUNT CHARGES 2.00%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (9/03).........................................  2007      1.169          1.245               --
                                                       2006      1.125          1.169               --
                                                       2005      1.057          1.125               --
                                                       2004      1.000          1.057               --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (12/03)............................................  2007      1.221          1.308           33,756
                                                       2006      1.122          1.221           46,572
                                                       2005      1.067          1.122           33,961
                                                       2004      1.000          1.067               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.251          1.193               --
                                                       2006      1.089          1.251           38,461
                                                       2005      1.075          1.089               --
                                                       2004      1.000          1.075               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/03).......................  2007      1.190          1.297           76,731
                                                       2006      1.117          1.190           27,657
                                                       2005      1.087          1.117           27,553
                                                       2004      1.000          1.087               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      1.489          1.685           33,197
                                                       2006      1.251          1.489            4,508
                                                       2005      1.158          1.251            4,934
                                                       2004      1.000          1.158               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.260          1.211               --

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.199          1.200               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.299          1.241               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (4/05)........  2007      1.193          1.249               --
                                                       2006      1.033          1.193           26,960
                                                       2005      0.950          1.033               --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.172          1.204               --
                                                       2006      1.065          1.172               --
                                                       2005      1.056          1.065               --
                                                       2004      1.000          1.056               --

                                   PIONEER ANNUISTAR -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (9/03).............................................  2007      1.231          1.272               --
                                                       2006      1.134          1.231               --
                                                       2005      1.055          1.134               --
                                                       2004      1.000          1.055               --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.229          1.280           21,498

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.005          1.126               --
                                                       2006      1.000          1.005               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.032          1.063               --
                                                       2006      1.000          1.032               --

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.977               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.049          1.093           52,575
                                                       2006      1.000          1.049           70,004

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      1.005          1.012               --
                                                       2005      0.996          1.005               --
                                                       2004      1.000          0.996               --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.078          1.125               --
                                                       2005      1.049          1.078               --
                                                       2004      1.000          1.049               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.310          1.424               --
                                                       2005      1.171          1.310           24,184
                                                       2004      1.000          1.171               --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (12/03)............................................  2007      1.044          1.079               --
                                                       2006      1.032          1.044               --
                                                       2005      1.035          1.032               --
                                                       2004      1.000          1.035               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (7/04).............................................  2006      0.986          1.105               --
                                                       2005      0.994          0.986            5,578
                                                       2004      0.989          0.994               --

                                   PIONEER ANNUISTAR -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.045          1.108               --
                                                       2005      1.028          1.045               --
                                                       2004      1.000          1.028               --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.091               --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (7/05).............................................  2007      1.242          1.296           13,012
                                                       2006      1.082          1.242           51,016
                                                       2005      1.019          1.082               --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      2.325          3.247           16,844
                                                       2006      1.751          2.325            4,904
                                                       2005      1.298          1.751               --
                                                       2004      1.000          1.298               --

  Pioneer Equity Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.396          1.375               --
                                                       2006      1.166          1.396           20,562
                                                       2005      1.127          1.166               --
                                                       2004      1.000          1.127               --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.241          1.361               --
                                                       2006      1.061          1.241               --
                                                       2005      1.000          1.061               --

  Pioneer Europe VCT Subaccount (Class II) (9/03)....  2006      1.247          1.578               --
                                                       2005      1.180          1.247               --
                                                       2004      1.000          1.180               --

  Pioneer Fund VCT Subaccount (Class II) (9/03)......  2007      1.294          1.329            5,295
                                                       2006      1.134          1.294            5,139
                                                       2005      1.093          1.134            5,379
                                                       2004      1.000          1.093               --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (7/05).............................................  2007      1.139          1.140               --
                                                       2006      1.037          1.139               --
                                                       2005      1.025          1.037               --

  Pioneer High Yield VCT Subaccount (Class II)
  (9/03).............................................  2007      1.150          1.190               --
                                                       2006      1.084          1.150               --
                                                       2005      1.087          1.084               --
                                                       2004      1.000          1.087               --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (7/05).......................  2007      1.213          1.250               --
                                                       2006      1.081          1.213               --
                                                       2005      1.013          1.081               --

                                   PIONEER ANNUISTAR -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.172          1.215               --
                                                       2006      1.061          1.172               --
                                                       2005      0.991          1.061               --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.135          1.176               --
                                                       2006      1.047          1.135               --
                                                       2005      0.976          1.047               --

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.171          1.233           39,121
                                                       2006      1.096          1.171           50,967
                                                       2005      1.083          1.096           26,974
                                                       2004      1.000          1.083               --

  Pioneer International Value VCT Subaccount (Class
  II) (1/04).........................................  2007      1.591          1.766           49,805
                                                       2006      1.324          1.591           23,171
                                                       2005      1.173          1.324               --
                                                       2004      1.000          1.173               --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.331          1.374           20,168
                                                       2006      1.209          1.331            6,829
                                                       2005      1.146          1.209            6,922
                                                       2004      1.000          1.146               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      1.146          1.214           13,207
                                                       2006      1.137          1.146           13,126
                                                       2005      1.072          1.137            7,283
                                                       2004      1.000          1.072               --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (9/03).........................................  2007      1.974          1.565               --
                                                       2006      1.476          1.974           16,962
                                                       2005      1.311          1.476               --
                                                       2004      1.000          1.311               --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (7/04)..................................  2007      1.097          1.292               --
                                                       2006      1.038          1.097               --
                                                       2005      1.012          1.038               --
                                                       2004      0.992          1.012               --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.409          1.282               --
                                                       2006      1.259          1.409               --
                                                       2005      1.156          1.259               --
                                                       2004      1.000          1.156               --

                                   PIONEER ANNUISTAR -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.106          1.173               --
                                                       2005      1.110          1.106               --
                                                       2004      1.000          1.110               --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.151          1.198           38,622
                                                       2006      1.106          1.151           38,344
                                                       2005      1.100          1.106           37,630
                                                       2004      1.000          1.100               --

  Pioneer Value VCT Subaccount (Class II) (12/03)....  2007      1.259          1.256               --
                                                       2006      1.117          1.259               --
                                                       2005      1.088          1.117               --
                                                       2004      1.000          1.088               --




               PIONEER ANNUISTAR -- SEPARATE ACCOUNT CHARGES 2.05%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (9/03).........................................  2007      1.406          1.497               --
                                                       2006      1.353          1.406            6,566
                                                       2005      1.272          1.353            6,194
                                                       2004      1.221          1.272               --
                                                       2003      1.000          1.221               --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (12/03)............................................  2007      1.577          1.688           12,888
                                                       2006      1.450          1.577            4,161
                                                       2005      1.380          1.450               --
                                                       2004      1.240          1.380               --
                                                       2003      1.000          1.240               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.532          1.461           64,203
                                                       2006      1.335          1.532            8,884
                                                       2005      1.318          1.335            4,535
                                                       2004      1.212          1.318               --
                                                       2003      1.000          1.212               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/03).......................  2007      1.589          1.731              564
                                                       2006      1.492          1.589            5,910
                                                       2005      1.453          1.492            5,606
                                                       2004      1.331          1.453               --
                                                       2003      1.000          1.331               --

                                   PIONEER ANNUISTAR -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      1.989          2.250           59,623
                                                       2006      1.672          1.989           28,426
                                                       2005      1.549          1.672           25,399
                                                       2004      1.334          1.549            1,081
                                                       2003      1.000          1.334               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.593          1.530           14,552

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.340          1.340               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.698          1.621               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (4/05)........  2007      1.192          1.248               --
                                                       2006      1.032          1.192               --
                                                       2005      0.950          1.032               --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.310          1.345               --
                                                       2006      1.191          1.310               --
                                                       2005      1.181          1.191               --
                                                       2004      1.111          1.181               --
                                                       2003      1.000          1.111               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (9/03).............................................  2007      1.556          1.608               --
                                                       2006      1.434          1.556           14,578
                                                       2005      1.335          1.434           14,380
                                                       2004      1.252          1.335               --
                                                       2003      1.000          1.252               --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.478          1.538           11,964

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.005          1.125               --
                                                       2006      1.000          1.005               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.015          1.045           91,837
                                                       2006      1.000          1.015           17,448

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.976               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.049          1.092           87,478
                                                       2006      1.000          1.049           27,657

                                   PIONEER ANNUISTAR -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      0.989          0.996               --
                                                       2005      0.981          0.989           17,032
                                                       2004      0.991          0.981            4,000
                                                       2003      1.000          0.991               --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.319          1.376               --
                                                       2005      1.284          1.319               --
                                                       2004      1.229          1.284               --
                                                       2003      1.000          1.229               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.833          1.993               --
                                                       2005      1.640          1.833            8,577
                                                       2004      1.409          1.640               --
                                                       2003      1.000          1.409               --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (12/03)............................................  2007      1.009          1.043               --
                                                       2006      0.999          1.009           18,432
                                                       2005      1.002          0.999           18,120
                                                       2004      0.992          1.002               --
                                                       2003      1.000          0.992               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (7/04).............................................  2006      0.989          1.108               --
                                                       2005      0.998          0.989               --
                                                       2004      0.993          0.998               --

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.152          1.220               --
                                                       2005      1.134          1.152               --
                                                       2004      1.106          1.134               --
                                                       2003      1.000          1.106               --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.091           24,423

  Pioneer Cullen Value VCT Subaccount (Class II)
  (7/05).............................................  2007      1.241          1.294          224,248
                                                       2006      1.082          1.241            7,449
                                                       2005      1.019          1.082               --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      3.132          4.371           35,661
                                                       2006      2.359          3.132           11,485
                                                       2005      1.750          2.359            3,819
                                                       2004      1.505          1.750               --
                                                       2003      1.000          1.505               --

                                   PIONEER ANNUISTAR -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Equity Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.689          1.663           51,735
                                                       2006      1.412          1.689           10,795
                                                       2005      1.365          1.412            8,507
                                                       2004      1.201          1.365               --
                                                       2003      1.000          1.201               --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.240          1.359               --
                                                       2006      1.061          1.240               --
                                                       2005      1.000          1.061               --

  Pioneer Europe VCT Subaccount (Class II) (9/03)....  2006      1.564          1.979               --
                                                       2005      1.481          1.564               --
                                                       2004      1.279          1.481               --
                                                       2003      1.000          1.279               --

  Pioneer Fund VCT Subaccount (Class II) (9/03)......  2007      1.554          1.595           10,300
                                                       2006      1.363          1.554            8,983
                                                       2005      1.313          1.363            9,164
                                                       2004      1.209          1.313               --
                                                       2003      1.000          1.209               --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (7/05).............................................  2007      1.138          1.138           29,737
                                                       2006      1.037          1.138            7,008
                                                       2005      1.025          1.037               --

  Pioneer High Yield VCT Subaccount (Class II)
  (9/03).............................................  2007      1.281          1.325           75,121
                                                       2006      1.208          1.281           14,115
                                                       2005      1.213          1.208            4,982
                                                       2004      1.149          1.213               --
                                                       2003      1.000          1.149               --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (7/05).......................  2007      1.212          1.249          183,109
                                                       2006      1.081          1.212          118,868
                                                       2005      1.013          1.081           30,483

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.171          1.213           50,783
                                                       2006      1.061          1.171           47,532
                                                       2005      0.991          1.061               --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.134          1.174          188,007
                                                       2006      1.046          1.134          195,298
                                                       2005      0.976          1.046          146,137

                                   PIONEER ANNUISTAR -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.294          1.362            9,546
                                                       2006      1.211          1.294               --
                                                       2005      1.198          1.211               --
                                                       2004      1.150          1.198               --
                                                       2003      1.000          1.150               --

  Pioneer International Value VCT Subaccount (Class
  II) (1/04).........................................  2007      2.022          2.243           41,349
                                                       2006      1.683          2.022            5,363
                                                       2005      1.491          1.683               --
                                                       2004      1.285          1.491               --
                                                       2003      1.000          1.285               --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.826          1.884           17,611
                                                       2006      1.660          1.826           10,747
                                                       2005      1.574          1.660               --
                                                       2004      1.319          1.574               --
                                                       2003      1.000          1.319               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      1.165          1.234           56,419
                                                       2006      1.156          1.165               --
                                                       2005      1.091          1.156               --
                                                       2004      1.022          1.091               --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (9/03).........................................  2007      2.509          1.988            9,847
                                                       2006      1.876          2.509            4,982
                                                       2005      1.667          1.876               --
                                                       2004      1.257          1.667               --
                                                       2003      1.000          1.257               --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (7/04)..................................  2007      1.158          1.363               --
                                                       2006      1.096          1.158            4,561
                                                       2005      1.069          1.096               --
                                                       2004      1.048          1.069               --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.931          1.755           52,067
                                                       2006      1.726          1.931           15,918
                                                       2005      1.586          1.726            7,144
                                                       2004      1.350          1.586               --
                                                       2003      1.000          1.350               --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.415          1.500               --
                                                       2005      1.421          1.415               --
                                                       2004      1.281          1.421               --
                                                       2003      1.000          1.281               --

                                   PIONEER ANNUISTAR -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Strategic Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.222          1.271           60,686
                                                       2006      1.174          1.222           16,502
                                                       2005      1.169          1.174           15,842
                                                       2004      1.086          1.169               --
                                                       2003      1.000          1.086               --

  Pioneer Value VCT Subaccount (Class II) (12/03)....  2007      1.498          1.494               --
                                                       2006      1.329          1.498           18,773
                                                       2005      1.296          1.329           18,627
                                                       2004      1.188          1.296               --
                                                       2003      1.000          1.188               --




               PIONEER ANNUISTAR -- SEPARATE ACCOUNT CHARGES 2.15%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (9/03).........................................  2007      1.401          1.491                --
                                                       2006      1.350          1.401            22,662
                                                       2005      1.270          1.350            22,645
                                                       2004      1.220          1.270            17,165
                                                       2003      1.000          1.220            16,944

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (12/03)............................................  2007      1.571          1.680            15,970
                                                       2006      1.446          1.571            16,578
                                                       2005      1.378          1.446            16,578
                                                       2004      1.239          1.378            16,578
                                                       2003      1.000          1.239            16,578

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.527          1.454            37,592
                                                       2006      1.332          1.527            27,208
                                                       2005      1.316          1.332            48,012
                                                       2004      1.211          1.316            44,062
                                                       2003      1.000          1.211            16,965

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/03).......................  2007      1.583          1.723            21,929
                                                       2006      1.488          1.583            15,802
                                                       2005      1.451          1.488            24,837
                                                       2004      1.330          1.451            25,125
                                                       2003      1.000          1.330            15,592

                                   PIONEER ANNUISTAR -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      1.982          2.239            35,197
                                                       2006      1.667          1.982            15,610
                                                       2005      1.546          1.667            23,966
                                                       2004      1.333          1.546            10,885
                                                       2003      1.000          1.333                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.587          1.523            15,697

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.334          1.334               258

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.691          1.614               286

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (4/05)........  2007      1.190          1.245                --
                                                       2006      1.031          1.190                --
                                                       2005      0.950          1.031                --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.305          1.340                --
                                                       2006      1.188          1.305               259
                                                       2005      1.179          1.188               239
                                                       2004      1.110          1.179               241
                                                       2003      1.000          1.110                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (9/03).............................................  2007      1.550          1.601                --
                                                       2006      1.430          1.550             4,115
                                                       2005      1.333          1.430            23,147
                                                       2004      1.252          1.333            26,008
                                                       2003      1.000          1.252                --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.472          1.531            22,040

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.004          1.123               324
                                                       2006      1.000          1.004               325

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.011          1.040            36,705
                                                       2006      1.000          1.011            36,763

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.976                --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.048          1.090            37,004
                                                       2006      1.000          1.048            42,326

                                   PIONEER ANNUISTAR -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      0.986          0.993                --
                                                       2005      0.979          0.986            36,823
                                                       2004      0.990          0.979            30,323
                                                       2003      1.000          0.990            86,167

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.315          1.372                --
                                                       2005      1.282          1.315               218
                                                       2004      1.228          1.282             1,836
                                                       2003      1.000          1.228                --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.828          1.987                --
                                                       2005      1.638          1.828            21,225
                                                       2004      1.408          1.638            17,702
                                                       2003      1.000          1.408            14,907

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (12/03)............................................  2007      1.006          1.039                --
                                                       2006      0.996          1.006            12,830
                                                       2005      1.000          0.996            54,534
                                                       2004      0.992          1.000            39,336
                                                       2003      1.000          0.992                --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (7/04).............................................  2006      0.987          1.105                --
                                                       2005      0.997          0.987             3,217
                                                       2004      0.992          0.997             3,220

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.149          1.216                --
                                                       2005      1.132          1.149               243
                                                       2004      1.106          1.132             2,028
                                                       2003      1.000          1.106                --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.091            45,496

  Pioneer Cullen Value VCT Subaccount (Class II)
  (7/05).............................................  2007      1.239          1.290                --
                                                       2006      1.081          1.239                --
                                                       2005      1.018          1.081                --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      3.121          4.351               402
                                                       2006      2.353          3.121               403
                                                       2005      1.747          2.353               386
                                                       2004      1.504          1.747             1,007
                                                       2003      1.000          1.504                --

                                   PIONEER ANNUISTAR -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Equity Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.683          1.656            20,799
                                                       2006      1.408          1.683                --
                                                       2005      1.363          1.408            29,178
                                                       2004      1.200          1.363            29,611
                                                       2003      1.000          1.200                --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.237          1.355                --
                                                       2006      1.060          1.237                --
                                                       2005      1.000          1.060                --

  Pioneer Europe VCT Subaccount (Class II) (9/03)....  2006      1.560          1.972                --
                                                       2005      1.478          1.560                --
                                                       2004      1.278          1.478                --
                                                       2003      1.000          1.278                --

  Pioneer Fund VCT Subaccount (Class II) (9/03)......  2007      1.548          1.588            12,974
                                                       2006      1.360          1.548             7,706
                                                       2005      1.311          1.360             7,706
                                                       2004      1.208          1.311                --
                                                       2003      1.000          1.208                --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (7/05).............................................  2007      1.136          1.135                --
                                                       2006      1.036          1.136                --
                                                       2005      1.024          1.036                --

  Pioneer High Yield VCT Subaccount (Class II)
  (9/03).............................................  2007      1.277          1.319            27,705
                                                       2006      1.205          1.277             4,589
                                                       2005      1.211          1.205            38,860
                                                       2004      1.148          1.211            39,838
                                                       2003      1.000          1.148                --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (7/05).......................  2007      1.210          1.245                --
                                                       2006      1.080          1.210                --
                                                       2005      1.013          1.080                --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.169          1.210         1,444,190
                                                       2006      1.060          1.169         1,265,725
                                                       2005      0.991          1.060                --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.132          1.171           982,373
                                                       2006      1.045          1.132           614,252
                                                       2005      0.976          1.045                --

                                   PIONEER ANNUISTAR -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.289          1.355               258
                                                       2006      1.208          1.289               259
                                                       2005      1.196          1.208               240
                                                       2004      1.149          1.196               241
                                                       2003      1.000          1.149                --

  Pioneer International Value VCT Subaccount (Class
  II) (1/04).........................................  2007      2.014          2.232                --
                                                       2006      1.679          2.014                --
                                                       2005      1.489          1.679                --
                                                       2004      1.285          1.489                --
                                                       2003      1.000          1.285                --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.819          1.875            12,640
                                                       2006      1.655          1.819             3,609
                                                       2005      1.571          1.655            20,172
                                                       2004      1.318          1.571            22,267
                                                       2003      1.000          1.318                --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      1.161          1.229             9,542
                                                       2006      1.154          1.161             3,020
                                                       2005      1.090          1.154            11,689
                                                       2004      1.022          1.090            12,267

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (9/03).........................................  2007      2.500          1.979            30,103
                                                       2006      1.871          2.500            27,178
                                                       2005      1.664          1.871               200
                                                       2004      1.256          1.664             1,506
                                                       2003      1.000          1.256                --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (7/04)..................................  2007      1.155          1.358                --
                                                       2006      1.094          1.155             4,527
                                                       2005      1.069          1.094             4,531
                                                       2004      1.048          1.069             4,534

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.924          1.747               181
                                                       2006      1.722          1.924               182
                                                       2005      1.583          1.722                --
                                                       2004      1.349          1.583             1,337
                                                       2003      1.000          1.349                --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.411          1.495                --
                                                       2005      1.418          1.411               202
                                                       2004      1.280          1.418               203
                                                       2003      1.000          1.280                --

                                   PIONEER ANNUISTAR -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Strategic Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.218          1.265            27,317
                                                       2006      1.171          1.218           199,245
                                                       2005      1.168          1.171            31,972
                                                       2004      1.085          1.168            23,552
                                                       2003      1.000          1.085                --

  Pioneer Value VCT Subaccount (Class II) (12/03)....  2007      1.493          1.487                --
                                                       2006      1.326          1.493             5,621
                                                       2005      1.294          1.326             5,586
                                                       2004      1.187          1.294               450
                                                       2003      1.000          1.187                --




               PIONEER ANNUISTAR -- SEPARATE ACCOUNT CHARGES 2.20%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (9/03).........................................  2007      1.163          1.238                --
                                                       2006      1.121          1.163                --
                                                       2005      1.056          1.121                --
                                                       2004      1.000          1.056                --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (12/03)............................................  2007      1.215          1.299                --
                                                       2006      1.119          1.215                --
                                                       2005      1.066          1.119                --
                                                       2004      1.000          1.066                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.244          1.184                --
                                                       2006      1.086          1.244                --
                                                       2005      1.073          1.086                --
                                                       2004      1.000          1.073                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/03).......................  2007      1.184          1.288                --
                                                       2006      1.113          1.184                --
                                                       2005      1.086          1.113                --
                                                       2004      1.000          1.086                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      1.482          1.673                --
                                                       2006      1.247          1.482                --
                                                       2005      1.157          1.247                --
                                                       2004      1.000          1.157                --

                                   PIONEER ANNUISTAR -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.253          1.202                --

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.192          1.191                --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.291          1.232                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (4/05)........  2007      1.189          1.243                --
                                                       2006      1.031          1.189                --
                                                       2005      0.949          1.031                --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.166          1.197                --
                                                       2006      1.062          1.166                --
                                                       2005      1.054          1.062                --
                                                       2004      1.000          1.054                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (9/03).............................................  2007      1.224          1.265                --
                                                       2006      1.130          1.224                --
                                                       2005      1.054          1.130                --
                                                       2004      1.000          1.054                --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.222          1.270                --

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.004          1.122                --
                                                       2006      1.000          1.004                --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.027          1.055             9,205
                                                       2006      1.000          1.027             9,583

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.975             2,268

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.047          1.089                --
                                                       2006      1.000          1.047                --

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      1.001          1.008                --
                                                       2005      0.995          1.001                --
                                                       2004      1.000          0.995                --

                                   PIONEER ANNUISTAR -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.075          1.121                --
                                                       2005      1.048          1.075                --
                                                       2004      1.000          1.048                --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.306          1.418                --
                                                       2005      1.170          1.306                --
                                                       2004      1.000          1.170                --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (12/03)............................................  2007      1.038          1.072                --
                                                       2006      1.029          1.038                --
                                                       2005      1.033          1.029                --
                                                       2004      1.000          1.033                --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (7/04).............................................  2006      0.983          1.099                --
                                                       2005      0.993          0.983                --
                                                       2004      0.989          0.993                --

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.042          1.102                --
                                                       2005      1.027          1.042                --
                                                       2004      1.000          1.027                --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.090                --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (7/05).............................................  2007      1.238          1.289                --
                                                       2006      1.080          1.238                --
                                                       2005      1.018          1.080                --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      2.314          3.224                --
                                                       2006      1.745          2.314                --
                                                       2005      1.296          1.745                --
                                                       2004      1.000          1.296                --

  Pioneer Equity Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.389          1.366                --
                                                       2006      1.162          1.389                --
                                                       2005      1.126          1.162                --
                                                       2004      1.000          1.126                --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.236          1.354                --
                                                       2006      1.060          1.236                --
                                                       2005      1.000          1.060                --

                                   PIONEER ANNUISTAR -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Europe VCT Subaccount (Class II) (9/03)....  2006      1.243          1.570                --
                                                       2005      1.178          1.243                --
                                                       2004      1.000          1.178                --

  Pioneer Fund VCT Subaccount (Class II) (9/03)......  2007      1.287          1.320                --
                                                       2006      1.131          1.287                --
                                                       2005      1.091          1.131                --
                                                       2004      1.000          1.091                --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (7/05).............................................  2007      1.135          1.133           104,787
                                                       2006      1.035          1.135            75,911
                                                       2005      1.024          1.035                --

  Pioneer High Yield VCT Subaccount (Class II)
  (9/03).............................................  2007      1.144          1.181                --
                                                       2006      1.080          1.144                --
                                                       2005      1.086          1.080                --
                                                       2004      1.000          1.086                --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (7/05).......................  2007      1.208          1.243                --
                                                       2006      1.079          1.208                --
                                                       2005      1.013          1.079                --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.168          1.208         1,902,733
                                                       2006      1.060          1.168           899,084
                                                       2005      0.991          1.060                --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.131          1.169           822,036
                                                       2006      1.045          1.131           788,136
                                                       2005      0.976          1.045                --

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.165          1.224                --
                                                       2006      1.093          1.165                --
                                                       2005      1.082          1.093                --
                                                       2004      1.000          1.082                --

  Pioneer International Value VCT Subaccount (Class
  II) (1/04).........................................  2007      1.583          1.753                --
                                                       2006      1.320          1.583                --
                                                       2005      1.171          1.320                --
                                                       2004      1.000          1.171                --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.324          1.364                --
                                                       2006      1.205          1.324                --
                                                       2005      1.145          1.205                --
                                                       2004      1.000          1.145                --

                                   PIONEER ANNUISTAR -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      1.140          1.206                --
                                                       2006      1.134          1.140                --
                                                       2005      1.071          1.134                --
                                                       2004      1.000          1.071                --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (9/03).........................................  2007      1.964          1.554                --
                                                       2006      1.471          1.964                --
                                                       2005      1.309          1.471                --
                                                       2004      1.000          1.309                --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (7/04)..................................  2007      1.092          1.284                --
                                                       2006      1.035          1.092                --
                                                       2005      1.011          1.035                --
                                                       2004      0.992          1.011                --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.402          1.273                --
                                                       2006      1.255          1.402                --
                                                       2005      1.155          1.255                --
                                                       2004      1.000          1.155                --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.103          1.168                --
                                                       2005      1.109          1.103                --
                                                       2004      1.000          1.109                --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.145          1.189            65,255
                                                       2006      1.102          1.145            34,897
                                                       2005      1.099          1.102                --
                                                       2004      1.000          1.099                --

  Pioneer Value VCT Subaccount (Class II) (12/03)....  2007      1.253          1.247                --
                                                       2006      1.113          1.253                --
                                                       2005      1.087          1.113                --
                                                       2004      1.000          1.087                --




               PIONEER ANNUISTAR -- SEPARATE ACCOUNT CHARGES 2.25%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (9/03).........................................  2007      1.162          1.236               --
                                                       2006      1.120          1.162            5,461
                                                       2005      1.055          1.120            5,464
                                                       2004      1.000          1.055               --

                                   PIONEER ANNUISTAR -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (12/03)............................................  2007      1.213          1.296            4,738
                                                       2006      1.118          1.213            4,738
                                                       2005      1.066          1.118            4,738
                                                       2004      1.000          1.066               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.243          1.182            2,549
                                                       2006      1.085          1.243            2,549
                                                       2005      1.073          1.085            2,549
                                                       2004      1.000          1.073               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/03).......................  2007      1.182          1.286            2,669
                                                       2006      1.112          1.182            2,670
                                                       2005      1.086          1.112            2,671
                                                       2004      1.000          1.086               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      1.480          1.670               --
                                                       2006      1.246          1.480               --
                                                       2005      1.157          1.246               --
                                                       2004      1.000          1.157               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.251          1.200               --

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.190          1.189               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.290          1.230               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (4/05)........  2007      1.188          1.242               --
                                                       2006      1.030          1.188               --
                                                       2005      0.949          1.030               --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.165          1.195               --
                                                       2006      1.061          1.165               --
                                                       2005      1.054          1.061               --
                                                       2004      1.000          1.054               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (9/03).............................................  2007      1.223          1.263               --
                                                       2006      1.129          1.223               --
                                                       2005      1.053          1.129               --
                                                       2004      1.000          1.053               --

                                   PIONEER ANNUISTAR -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.220          1.268            5,459

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.003          1.121            5,710
                                                       2006      1.000          1.003            5,710

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.026          1.053               --
                                                       2006      1.000          1.026               --

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.975               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.047          1.088            6,140
                                                       2006      1.000          1.047            6,140

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      1.001          1.007               --
                                                       2005      0.995          1.001               --
                                                       2004      1.000          0.995               --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.074          1.120               --
                                                       2005      1.047          1.074            5,070
                                                       2004      1.000          1.047               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.305          1.417               --
                                                       2005      1.170          1.305            4,317
                                                       2004      1.000          1.170               --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (12/03)............................................  2007      1.037          1.070               --
                                                       2006      1.028          1.037              490
                                                       2005      1.033          1.028              493
                                                       2004      1.000          1.033               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (7/04).............................................  2006      0.982          1.098               --
                                                       2005      0.993          0.982               --
                                                       2004      0.989          0.993               --

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.041          1.101               --
                                                       2005      1.026          1.041               --
                                                       2004      1.000          1.026               --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.090              483

                                   PIONEER ANNUISTAR -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Cullen Value VCT Subaccount (Class II)
  (7/05).............................................  2007      1.237          1.287           59,654
                                                       2006      1.080          1.237           59,654
                                                       2005      1.018          1.080               --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      2.311          3.218               --
                                                       2006      1.744          2.311               --
                                                       2005      1.296          1.744               --
                                                       2004      1.000          1.296               --

  Pioneer Equity Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.387          1.363           56,075
                                                       2006      1.161          1.387           56,077
                                                       2005      1.126          1.161            2,732
                                                       2004      1.000          1.126               --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.235          1.352               --
                                                       2006      1.059          1.235               --
                                                       2005      1.000          1.059               --

  Pioneer Europe VCT Subaccount (Class II) (9/03)....  2006      1.242          1.568               --
                                                       2005      1.178          1.242               --
                                                       2004      1.000          1.178               --

  Pioneer Fund VCT Subaccount (Class II) (9/03)......  2007      1.286          1.317               --
                                                       2006      1.130          1.286               --
                                                       2005      1.091          1.130               --
                                                       2004      1.000          1.091               --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (7/05).............................................  2007      1.134          1.132               --
                                                       2006      1.035          1.134               --
                                                       2005      1.024          1.035               --

  Pioneer High Yield VCT Subaccount (Class II)
  (9/03).............................................  2007      1.142          1.179              234
                                                       2006      1.079          1.142              235
                                                       2005      1.086          1.079              237
                                                       2004      1.000          1.086               --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (7/05).......................  2007      1.207          1.242               --
                                                       2006      1.079          1.207               --
                                                       2005      1.012          1.079               --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.167          1.206           58,873
                                                       2006      1.059          1.167           58,873
                                                       2005      0.991          1.059          285,700

                                   PIONEER ANNUISTAR -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.130          1.167               --
                                                       2006      1.045          1.130               --
                                                       2005      0.975          1.045               --

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.164          1.222            5,777
                                                       2006      1.092          1.164            5,781
                                                       2005      1.082          1.092            5,787
                                                       2004      1.000          1.082               --

  Pioneer International Value VCT Subaccount (Class
  II) (1/04).........................................  2007      1.581          1.750           61,647
                                                       2006      1.319          1.581           61,649
                                                       2005      1.171          1.319            4,599
                                                       2004      1.000          1.171               --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.322          1.362            2,628
                                                       2006      1.204          1.322            2,630
                                                       2005      1.144          1.204            2,632
                                                       2004      1.000          1.144               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      1.138          1.203               --
                                                       2006      1.133          1.138               --
                                                       2005      1.071          1.133               --
                                                       2004      1.000          1.071               --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (9/03).........................................  2007      1.962          1.552           17,492
                                                       2006      1.470          1.962           17,493
                                                       2005      1.309          1.470            2,038
                                                       2004      1.000          1.309               --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (7/04)..................................  2007      1.090          1.282               --
                                                       2006      1.034          1.090               --
                                                       2005      1.011          1.034               --
                                                       2004      0.992          1.011               --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.400          1.270            3,031
                                                       2006      1.254          1.400            3,035
                                                       2005      1.155          1.254            2,618
                                                       2004      1.000          1.155               --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.102          1.167               --
                                                       2005      1.109          1.102              473
                                                       2004      1.000          1.109               --

                                   PIONEER ANNUISTAR -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Strategic Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.144          1.187            4,712
                                                       2006      1.101          1.144            4,712
                                                       2005      1.099          1.101            4,712
                                                       2004      1.000          1.099               --

  Pioneer Value VCT Subaccount (Class II) (12/03)....  2007      1.251          1.245               --
                                                       2006      1.112          1.251               --
                                                       2005      1.087          1.112               --
                                                       2004      1.000          1.087               --




               PIONEER ANNUISTAR -- SEPARATE ACCOUNT CHARGES 2.35%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (9/03).........................................  2007      1.391          1.479               --
                                                       2006      1.342          1.391               --
                                                       2005      1.266          1.342               --
                                                       2004      1.219          1.266               --
                                                       2003      1.000          1.219               --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (12/03)............................................  2007      1.560          1.665               --
                                                       2006      1.439          1.560               --
                                                       2005      1.373          1.439               --
                                                       2004      1.238          1.373               --
                                                       2003      1.000          1.238               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.516          1.440               --
                                                       2006      1.325          1.516               --
                                                       2005      1.311          1.325               --
                                                       2004      1.209          1.311               --
                                                       2003      1.000          1.209               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/03).......................  2007      1.571          1.707               --
                                                       2006      1.480          1.571               --
                                                       2005      1.446          1.480               --
                                                       2004      1.328          1.446               --
                                                       2003      1.000          1.328               --

                                   PIONEER ANNUISTAR -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      1.967          2.218               --
                                                       2006      1.658          1.967               --
                                                       2005      1.541          1.658               --
                                                       2004      1.331          1.541               --
                                                       2003      1.000          1.331               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.574          1.508               --

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.324          1.322               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.678          1.599               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (4/05)........  2007      1.185          1.239               --
                                                       2006      1.030          1.185               --
                                                       2005      0.949          1.030               --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.296          1.329               --
                                                       2006      1.182          1.296               --
                                                       2005      1.175          1.182               --
                                                       2004      1.109          1.175               --
                                                       2003      1.000          1.109               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (9/03).............................................  2007      1.539          1.588               --
                                                       2006      1.423          1.539               --
                                                       2005      1.328          1.423               --
                                                       2004      1.250          1.328               --
                                                       2003      1.000          1.250               --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.460          1.517               --

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.003          1.119               --
                                                       2006      1.000          1.003               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.004          1.030               --
                                                       2006      1.000          1.004               --

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.974               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.046          1.087               --
                                                       2006      1.000          1.046               --

                                   PIONEER ANNUISTAR -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      0.981          0.987               --
                                                       2005      0.976          0.981               --
                                                       2004      0.989          0.976               --
                                                       2003      1.000          0.989               --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.308          1.364               --
                                                       2005      1.277          1.308               --
                                                       2004      1.227          1.277               --
                                                       2003      1.000          1.227               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.819          1.975               --
                                                       2005      1.632          1.819               --
                                                       2004      1.406          1.632               --
                                                       2003      1.000          1.406               --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (12/03)............................................  2007      0.998          1.029               --
                                                       2006      0.991          0.998               --
                                                       2005      0.997          0.991               --
                                                       2004      0.990          0.997               --
                                                       2003      1.000          0.990               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (7/04).............................................  2006      0.984          1.099               --
                                                       2005      0.995          0.984               --
                                                       2004      0.992          0.995               --

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.143          1.207               --
                                                       2005      1.128          1.143               --
                                                       2004      1.104          1.128               --
                                                       2003      1.000          1.104               --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.090               --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (7/05).............................................  2007      1.235          1.283               --
                                                       2006      1.079          1.235               --
                                                       2005      1.018          1.079               --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      3.098          4.310               --
                                                       2006      2.340          3.098               --
                                                       2005      1.741          2.340               --
                                                       2004      1.502          1.741               --
                                                       2003      1.000          1.502               --

                                   PIONEER ANNUISTAR -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Equity Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.670          1.640               --
                                                       2006      1.400          1.670               --
                                                       2005      1.358          1.400               --
                                                       2004      1.199          1.358               --
                                                       2003      1.000          1.199               --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.233          1.348               --
                                                       2006      1.058          1.233               --
                                                       2005      1.000          1.058               --

  Pioneer Europe VCT Subaccount (Class II) (9/03)....  2006      1.552          1.957               --
                                                       2005      1.473          1.552               --
                                                       2004      1.276          1.473               --
                                                       2003      1.000          1.276               --

  Pioneer Fund VCT Subaccount (Class II) (9/03)......  2007      1.537          1.573               --
                                                       2006      1.352          1.537               --
                                                       2005      1.307          1.352               --
                                                       2004      1.206          1.307               --
                                                       2003      1.000          1.206               --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (7/05).............................................  2007      1.132          1.129               --
                                                       2006      1.034          1.132               --
                                                       2005      1.024          1.034               --

  Pioneer High Yield VCT Subaccount (Class II)
  (9/03).............................................  2007      1.267          1.307               --
                                                       2006      1.199          1.267               --
                                                       2005      1.207          1.199               --
                                                       2004      1.146          1.207               --
                                                       2003      1.000          1.146               --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (7/05).......................  2007      1.205          1.238               --
                                                       2006      1.078          1.205               --
                                                       2005      1.012          1.078               --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.165          1.203          108,550
                                                       2006      1.058          1.165           56,075
                                                       2005      0.991          1.058               --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.128          1.164          219,988
                                                       2006      1.044          1.128          219,621
                                                       2005      0.975          1.044               --

                                   PIONEER ANNUISTAR -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.280          1.343               --
                                                       2006      1.202          1.280               --
                                                       2005      1.192          1.202               --
                                                       2004      1.148          1.192               --
                                                       2003      1.000          1.148               --

  Pioneer International Value VCT Subaccount (Class
  II) (1/04).........................................  2007      2.000          2.212               --
                                                       2006      1.670          2.000               --
                                                       2005      1.484          1.670               --
                                                       2004      1.283          1.484               --
                                                       2003      1.000          1.283               --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.806          1.858               --
                                                       2006      1.647          1.806               --
                                                       2005      1.566          1.647               --
                                                       2004      1.317          1.566               --
                                                       2003      1.000          1.317               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      1.155          1.220               --
                                                       2006      1.150          1.155               --
                                                       2005      1.088          1.150               --
                                                       2004      1.021          1.088               --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (9/03).........................................  2007      2.481          1.961               --
                                                       2006      1.861          2.481               --
                                                       2005      1.659          1.861               --
                                                       2004      1.254          1.659               --
                                                       2003      1.000          1.254               --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (7/04)..................................  2007      1.148          1.348               --
                                                       2006      1.090          1.148               --
                                                       2005      1.067          1.090               --
                                                       2004      1.047          1.067               --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.910          1.731               --
                                                       2006      1.713          1.910               --
                                                       2005      1.578          1.713               --
                                                       2004      1.348          1.578               --
                                                       2003      1.000          1.348               --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.404          1.486               --
                                                       2005      1.414          1.404               --
                                                       2004      1.278          1.414               --
                                                       2003      1.000          1.278               --

                                   PIONEER ANNUISTAR -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Strategic Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.209          1.253               --
                                                       2006      1.165          1.209               --
                                                       2005      1.164          1.165               --
                                                       2004      1.084          1.164               --
                                                       2003      1.000          1.084               --

  Pioneer Value VCT Subaccount (Class II) (12/03)....  2007      1.482          1.474               --
                                                       2006      1.319          1.482               --
                                                       2005      1.290          1.319               --
                                                       2004      1.185          1.290               --
                                                       2003      1.000          1.185               --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Capital Appreciation Fund/VA was replaced by Met Investors Series Trust-Oppenheimer Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Global Securities Fund/VA was replaced by Metropolitan Series Fund, Inc.- Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/24/2006, Pioneer Variable Contracts Trust-Pioneer Small Company VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer AmPac Growth VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Oak Ridge Large Cap Growth VCT Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer Balanced VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Ibbotson Moderate Allocation VCT Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer Europe VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer International Value VCT Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, AIM Variable Insurance Funds-AIM V.I. Capital Appreciation Fund was replaced by Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable Total Return Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Capital and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II, Inc.-Legg Mason Partners Variable Aggressive Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust-Pioneer Value VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Fund VCT Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust-Pioneer America Income VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Bond VCT Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust -- Pioneer Equity Opportunity VCT Portfolio liquidated its assets and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust -- Pioneer Small and Mid Cap Growth VCT Portfolio liquidated its assets and is no longer available as a funding option.

            CONDENSED FINANCIAL INFORMATION -- PORTFOLIO ARCHITECT II

--------------------------------------------------------------------------------

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

            PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT CHARGES 1.55%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (10/03)..................................  2006      1.383          1.353               --
                                                       2005      1.223          1.383            5,814
                                                       2004      1.147          1.223            5,818
                                                       2003      1.000          1.147               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2007      1.965          2.221          112,631
                                                       2006      1.657          1.965           82,703
                                                       2005      1.475          1.657           86,909
                                                       2004      1.320          1.475           78,283
                                                       2003      1.000          1.320            1,971

  American Funds Growth Subaccount (Class 2) (6/03)..  2007      1.732          1.916          262,586
                                                       2006      1.596          1.732          262,291
                                                       2005      1.395          1.596          279,816
                                                       2004      1.259          1.395          219,842
                                                       2003      1.000          1.259           22,246

  American Funds Growth-Income Subaccount (Class 2)
  (6/03).............................................  2007      1.615          1.670          361,322
                                                       2006      1.423          1.615          346,548
                                                       2005      1.366          1.423          358,389
                                                       2004      1.257          1.366          300,402
                                                       2003      1.000          1.257           11,074

Capital Appreciation Fund
  Capital Appreciation Fund (10/03)..................  2006      1.666          1.649               --
                                                       2005      1.432          1.666           24,671
                                                       2004      1.217          1.432           15,912
                                                       2003      1.000          1.217           15,906

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.726          2.254               --
                                                       2005      1.636          1.726           52,370
                                                       2004      1.264          1.636           36,978
                                                       2003      1.000          1.264            4,454

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2007      1.428          1.507            9,190
                                                       2006      1.245          1.428            9,213
                                                       2005      1.212          1.245            9,218
                                                       2004      1.172          1.212            9,224
                                                       2003      1.000          1.172            4,928

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/03).....................................  2007      1.499          1.313           42,602
                                                       2006      1.467          1.499           26,799
                                                       2005      1.408          1.467           36,788
                                                       2004      1.285          1.408           15,633
                                                       2003      1.000          1.285               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.316          1.431               --
                                                       2005      1.213          1.316           53,526
                                                       2004      1.079          1.213           52,646
                                                       2003      1.000          1.079               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.313          1.464               --
                                                       2005      1.211          1.313           49,581
                                                       2004      1.072          1.211           49,581
                                                       2003      1.000          1.072               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/03).............................................  2007      1.772          2.046           88,419
                                                       2006      1.615          1.772           90,882
                                                       2005      1.406          1.615          109,221
                                                       2004      1.240          1.406           67,973
                                                       2003      1.000          1.240           32,001

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (6/03)...........................  2007      1.574          1.654           13,033
                                                       2006      1.405          1.574           13,572
                                                       2005      1.182          1.405           14,264
                                                       2004      1.185          1.182           19,446
                                                       2003      1.000          1.185           15,831

  VIP Mid Cap Subaccount (Service Class 2) (6/03)....  2007      2.228          2.530           50,486
                                                       2006      2.013          2.228           66,663
                                                       2005      1.732          2.013           82,496
                                                       2004      1.411          1.732           66,031
                                                       2003      1.000          1.411           13,386

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.457          1.699               --
                                                       2005      1.339          1.457           32,356
                                                       2004      1.207          1.339           23,724
                                                       2003      1.000          1.207            7,501

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (7/03)........................  2007      2.875          3.645           27,093
                                                       2006      2.279          2.875           17,071
                                                       2005      1.816          2.279           23,454
                                                       2004      1.479          1.816           19,226
                                                       2003      1.000          1.479               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      2.026          2.303          149,120
                                                       2006      1.694          2.026          150,829
                                                       2005      1.562          1.694          159,523
                                                       2004      1.338          1.562          136,647
                                                       2003      1.214          1.338           10,473

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.626          1.950               --
                                                       2005      1.517          1.626           36,782
                                                       2004      1.328          1.517           13,897
                                                       2003      1.000          1.328               --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.060          1.084               --
                                                       2005      1.063          1.060            5,995
                                                       2004      0.992          1.063               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (7/03).............................................  2006      1.237          1.278               --
                                                       2005      1.167          1.237           27,515
                                                       2004      1.095          1.167           45,470
                                                       2003      1.000          1.095               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (12/03)...........................  2007      1.552          1.860               --
                                                       2006      1.483          1.552               --
                                                       2005      1.341          1.483               --
                                                       2004      1.192          1.341               --
                                                       2003      1.000          1.192               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Technology Subaccount (Service
  Shares) (11/03)....................................  2007      1.601          1.918               --
                                                       2006      1.508          1.601               --
                                                       2005      1.373          1.508               --
                                                       2004      1.386          1.373               --
                                                       2003      1.000          1.386               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (7/03).....................................  2007      1.558          1.677               --
                                                       2006      1.341          1.558               --
                                                       2005      1.290          1.341               --
                                                       2004      1.254          1.290               --
                                                       2003      1.000          1.254               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (10/03).....  2006      1.546          1.736               --
                                                       2005      1.510          1.546            6,080
                                                       2004      1.334          1.510            4,418
                                                       2003      1.000          1.334            6,395

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.661          1.602           28,733

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.537          1.591            5,006

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.531          1.581           86,692
                                                       2006      1.350          1.531           73,252
                                                       2005      1.316          1.350           72,250
                                                       2004      1.212          1.316           59,615
                                                       2003      1.000          1.212            8,799

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.732          1.660           77,987

  LMPVET Investors Subaccount (Class I) (7/03).......  2007      1.691          1.730           23,231
                                                       2006      1.452          1.691           22,615
                                                       2005      1.385          1.452           50,344
                                                       2004      1.274          1.385           31,394
                                                       2003      1.000          1.274               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.424          1.427           29,212

  LMPVET Small Cap Growth Subaccount (Class I)
  (8/03).............................................  2007      1.859          2.013           33,774
                                                       2006      1.674          1.859           35,677
                                                       2005      1.621          1.674           37,914
                                                       2004      1.430          1.621           38,605
                                                       2003      1.000          1.430               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Social Awareness Subaccount (9/04)..........  2007      1.140          1.245            8,678
                                                       2006      1.075          1.140            7,529
                                                       2005      1.046          1.075            6,017
                                                       2004      0.925          1.046               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (12/03)...  2007      1.028          1.026            6,709
                                                       2006      1.003          1.028            8,640
                                                       2005      0.995          1.003            8,853
                                                       2004      0.999          0.995            8,860
                                                       2003      1.000          0.999            3,839

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (8/03).........  2007      1.665          1.748               --
                                                       2006      1.432          1.665           15,528
                                                       2005      1.398          1.432           29,576
                                                       2004      1.311          1.398           12,599
                                                       2003      1.000          1.311            4,572

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/03).............................................  2007      1.377          1.434               --
                                                       2006      1.342          1.377           28,907
                                                       2005      1.295          1.342           26,743
                                                       2004      1.308          1.295           22,673
                                                       2003      1.000          1.308               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (7/03).............................................  2007      1.619          1.676               --
                                                       2006      1.480          1.619           28,600
                                                       2005      1.368          1.480           27,917
                                                       2004      1.274          1.368           20,461
                                                       2003      1.000          1.274               --

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2007      1.481          1.547               --
                                                       2006      1.338          1.481            5,199
                                                       2005      1.311          1.338            5,108
                                                       2004      1.229          1.311            5,025
                                                       2003      1.000          1.229               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (8/03).............................................  2007      1.619          1.683               --
                                                       2006      1.402          1.619           45,770
                                                       2005      1.379          1.402           58,269
                                                       2004      1.243          1.379           46,303
                                                       2003      1.000          1.243            6,194

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (6/03).............................................  2007      1.810          1.995               --
                                                       2006      1.638          1.810           49,449
                                                       2005      1.537          1.638           42,675
                                                       2004      1.258          1.537           48,606
                                                       2003      1.000          1.258            2,100

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.085          1.120               --
                                                       2005      1.061          1.085           11,239
                                                       2004      0.999          1.061               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (1/70)..........................................  2007      1.717          1.793           79,347
                                                       2006      1.000          1.717           73,144

  MIST BlackRock High Yield Subaccount (Class A)
  (1/70) *...........................................  2007      1.316          1.332           18,079
                                                       2006      1.000          1.316           18,633

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2007      1.645          1.725               --
                                                       2006      1.000          1.645            4,066

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.711          1.724            4,019

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.197          1.167               --
                                                       2006      1.000          1.197               --

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2007      1.971          1.924           13,495
                                                       2006      1.000          1.971            3,983

  MIST Janus Forty Subaccount (Class A) (1/70).......  2007      1.691          2.172           16,840
                                                       2006      1.000          1.691           22,234

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.221          1.082               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (1/70)...................................  2007      1.184          1.240           11,239
                                                       2006      1.000          1.184           11,239

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (1/70)..........................................  2007      1.319          1.387           67,696
                                                       2006      1.000          1.319           77,543

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70) *.................................  2007      1.078          1.104          137,186
                                                       2006      1.000          1.078           72,287

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70) *...........................................  2007      1.072          1.062           82,070
                                                       2006      1.000          1.072               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2007      1.449          1.596            2,038
                                                       2006      1.000          1.449            2,041

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2007      1.167          1.280            7,144
                                                       2006      1.000          1.167            7,144

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      2.215          2.327           10,735

  MIST MFS(R) Value Subaccount (Class A) (1/70)......  2007      1.392          1.475              102
                                                       2006      1.000          1.392              106

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/07)..........................................  2007      1.221          1.024           23,541
                                                       2006      1.000          1.221           28,161

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.146          1.214           61,860

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2007      1.553          1.606               --
                                                       2006      1.000          1.553               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.118          1.235               --
                                                       2006      1.000          1.118               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2007      1.160          1.218            8,252
                                                       2006      1.000          1.160            8,353

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70) *........................................  2007      1.029          0.983          109,537
                                                       2006      1.000          1.029           88,161

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2007      1.511          1.791           19,677
                                                       2006      1.000          1.511           19,680

  MSF BlackRock Bond Income Subaccount (Class A)
  (1/70).............................................  2007      1.064          1.114           21,714
                                                       2006      1.000          1.064           22,042

  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.034          1.070          210,903
                                                       2006      1.000          1.034          302,728

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2007      1.395          1.427            6,876
                                                       2006      1.000          1.395            6,868

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2007      1.482          1.519          142,642
                                                       2006      1.000          1.482          136,292

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.061          1.078               --
                                                       2006      1.000          1.061               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (1/70)...................................  2007      1.043          1.084               --
                                                       2006      1.000          1.043               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (1/70)........................  2007      1.050          1.083               --
                                                       2006      1.000          1.050               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.055          1.084               --
                                                       2006      1.000          1.055               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (1/70)........................  2007      1.060          1.084           18,039
                                                       2006      1.000          1.060               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (1/70).............................................  2007      1.383          1.419          136,701
                                                       2006      1.000          1.383          151,073

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.051          1.100          138,080
                                                       2006      0.996          1.051          120,197

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2007      1.069          1.149            8,009
                                                       2006      1.000          1.069            8,009

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (1/70)........................  2007      1.153          1.197               --
                                                       2006      1.000          1.153            5,995

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (1/70) *......................  2007      1.073          1.104               --
                                                       2006      1.000          1.073               --

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      1.002          1.011               --
                                                       2005      0.989          1.002          127,661
                                                       2004      0.994          0.989           55,015
                                                       2003      1.000          0.994           13,810

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (7/04).....................................  2006      1.096          1.159               --
                                                       2005      1.053          1.096           22,371
                                                       2004      0.979          1.053            6,626

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (9/03)......................................  2007      1.119          1.141               --
                                                       2006      1.128          1.119           71,175
                                                       2005      1.122          1.128           84,909
                                                       2004      1.047          1.122           82,378
                                                       2003      1.000          1.047           24,970

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.079          1.155          245,441
                                                       2006      1.055          1.079          258,208
                                                       2005      1.046          1.055          288,448
                                                       2004      1.013          1.046          203,667
                                                       2003      1.000          1.013           27,766

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (6/03).........................................  2007      2.056          2.226               --
                                                       2006      1.635          2.056               --
                                                       2005      1.480          1.635               --
                                                       2004      1.294          1.480               --
                                                       2003      1.000          1.294            2,037

  Putnam VT Small Cap Value Subaccount (Class IB)
  (6/03).............................................  2007      2.163          2.310               --
                                                       2006      1.873          2.163           35,161
                                                       2005      1.777          1.873           31,266
                                                       2004      1.430          1.777           23,791
                                                       2003      1.000          1.430               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (11/03)............................................  2006      1.376          1.466               --
                                                       2005      1.286          1.376            2,046
                                                       2004      1.226          1.286            2,050
                                                       2003      1.000          1.226            2,051

  Travelers Convertible Securities Subaccount
  (7/03).............................................  2006      1.180          1.258               --
                                                       2005      1.194          1.180           66,715
                                                       2004      1.141          1.194           63,779
                                                       2003      1.000          1.141            1,542

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.650          1.802               --
                                                       2005      1.490          1.650           77,266
                                                       2004      1.300          1.490           81,431
                                                       2003      1.000          1.300            4,508

  Travelers Equity Income Subaccount (7/03)..........  2006      1.375          1.445               --
                                                       2005      1.336          1.375          142,955
                                                       2004      1.235          1.336          149,482
                                                       2003      1.000          1.235            5,428

  Travelers Federated High Yield Subaccount (9/03)...  2006      1.217          1.248               --
                                                       2005      1.205          1.217           20,753
                                                       2004      1.109          1.205           20,766
                                                       2003      1.000          1.109           10,968

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Federated Stock Subaccount (6/03)........  2006      1.413          1.463               --
                                                       2005      1.362          1.413            2,035
                                                       2004      1.251          1.362            2,040
                                                       2003      1.000          1.251            2,041

  Travelers Large Cap Subaccount (9/03)..............  2006      1.334          1.375               --
                                                       2005      1.247          1.334            6,508
                                                       2004      1.189          1.247            2,620
                                                       2003      1.000          1.189               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (7/05)..................................  2006      1.074          1.142               --
                                                       2005      1.020          1.074               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (10/05).................................  2006      1.014          1.018               --
                                                       2005      1.000          1.014               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (7/05)..................................  2006      1.031          1.068               --
                                                       2005      1.000          1.031               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/70).......................  2006      1.033          1.077               --
                                                       2005      1.000          1.033               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (1/70).....................  2006      1.036          1.056               --
                                                       2005      1.000          1.036               --

  Travelers Mercury Large Cap Core Subaccount
  (7/03).............................................  2006      1.462          1.553               --
                                                       2005      1.325          1.462            4,073
                                                       2004      1.162          1.325            4,107
                                                       2003      1.000          1.162            2,169

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.462          1.547               --
                                                       2005      1.440          1.462           19,683
                                                       2004      1.282          1.440            2,151
                                                       2003      1.000          1.282               --

  Travelers MFS(R) Total Return Subaccount (5/03)....  2006      1.253          1.294               --
                                                       2005      1.236          1.253          208,354
                                                       2004      1.126          1.236          131,869
                                                       2003      1.000          1.126           21,411

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.165          1.259               --
                                                       2005      1.112          1.165            2,408
                                                       2004      0.977          1.112               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (8/03).............................................  2006      1.556          1.788               --
                                                       2005      1.443          1.556            4,377
                                                       2004      1.266          1.443            2,149
                                                       2003      1.000          1.266               --

  Travelers Pioneer Fund Subaccount (4/03)...........  2006      1.361          1.444               --
                                                       2005      1.304          1.361               --
                                                       2004      1.192          1.304               --
                                                       2003      1.000          1.192               --

  Travelers Pioneer Mid Cap Value Subaccount (8/05)..  2006      1.009          1.062               --
                                                       2005      1.000          1.009               --

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.108          1.120               --
                                                       2005      1.086          1.108           12,099
                                                       2004      0.979          1.086            4,952

  Travelers Quality Bond Subaccount (8/03)...........  2006      1.033          1.024               --
                                                       2005      1.033          1.033           36,909
                                                       2004      1.015          1.033           36,710
                                                       2003      1.000          1.015           10,399

  Travelers Strategic Equity Subaccount (7/03).......  2006      1.340          1.398               --
                                                       2005      1.334          1.340               --
                                                       2004      1.229          1.334               --
                                                       2003      1.000          1.229               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (7/05)..................................  2006      1.021          1.175               --
                                                       2005      1.000          1.021            2,540

  Travelers Style Focus Series: Small Cap Value
  Subaccount (7/05)..................................  2006      0.978          1.122               --
                                                       2005      1.000          0.978               --

  Travelers U.S. Government Securities Subaccount
  (8/04).............................................  2006      1.075          1.037               --
                                                       2005      1.047          1.075               --
                                                       2004      1.008          1.047               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2007      1.708          1.642           27,833
                                                       2006      1.495          1.708           27,839
                                                       2005      1.458          1.495           21,064
                                                       2004      1.261          1.458           14,305
                                                       2003      1.000          1.261               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Van Kampen LIT Enterprise Subaccount (Class II)
  (1/04).............................................  2007      1.356          1.501               --
                                                       2006      1.290          1.356               --
                                                       2005      1.214          1.290               --
                                                       2004      1.188          1.214               --
                                                       2003      1.000          1.188               --




            PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT CHARGES 1.65%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (10/03)..................................  2006      1.379          1.348              --
                                                       2005      1.221          1.379              --
                                                       2004      1.146          1.221              --
                                                       2003      1.000          1.146              --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2007      1.957          2.211              --
                                                       2006      1.652          1.957              --
                                                       2005      1.473          1.652              --
                                                       2004      1.319          1.473              --
                                                       2003      1.000          1.319              --

  American Funds Growth Subaccount (Class 2) (6/03)..  2007      1.726          1.907              --
                                                       2006      1.592          1.726              --
                                                       2005      1.392          1.592              --
                                                       2004      1.258          1.392              --
                                                       2003      1.000          1.258              --

  American Funds Growth-Income Subaccount (Class 2)
  (6/03).............................................  2007      1.609          1.662              --
                                                       2006      1.420          1.609              --
                                                       2005      1.364          1.420              --
                                                       2004      1.256          1.364              --
                                                       2003      1.000          1.256              --

Capital Appreciation Fund
  Capital Appreciation Fund (10/03)..................  2006      1.662          1.644              --
                                                       2005      1.429          1.662              --
                                                       2004      1.216          1.429              --
                                                       2003      1.000          1.216              --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.721          2.246              --
                                                       2005      1.633          1.721              --
                                                       2004      1.263          1.633              --
                                                       2003      1.000          1.263              --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2007      1.423          1.500           4,392
                                                       2006      1.242          1.423           4,345
                                                       2005      1.210          1.242           4,228
                                                       2004      1.171          1.210           3,893
                                                       2003      1.000          1.171              --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/03).....................................  2007      1.494          1.307              --
                                                       2006      1.463          1.494              --
                                                       2005      1.406          1.463              --
                                                       2004      1.284          1.406              --
                                                       2003      1.000          1.284              --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.313          1.428              --
                                                       2005      1.212          1.313              --
                                                       2004      1.079          1.212              --
                                                       2003      1.000          1.079              --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.310          1.460              --
                                                       2005      1.210          1.310              --
                                                       2004      1.072          1.210              --
                                                       2003      1.000          1.072              --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/03).............................................  2007      1.765          2.037              --
                                                       2006      1.611          1.765              --
                                                       2005      1.404          1.611              --
                                                       2004      1.239          1.404              --
                                                       2003      1.000          1.239              --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (6/03)...........................  2007      1.569          1.647              --
                                                       2006      1.401          1.569              --
                                                       2005      1.180          1.401              --
                                                       2004      1.185          1.180              --
                                                       2003      1.000          1.185              --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Mid Cap Subaccount (Service Class 2) (6/03)....  2007      2.219          2.518           2,627
                                                       2006      2.007          2.219           2,693
                                                       2005      1.729          2.007           2,755
                                                       2004      1.410          1.729           3,090
                                                       2003      1.000          1.410              --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.454          1.693              --
                                                       2005      1.337          1.454              --
                                                       2004      1.206          1.337              --
                                                       2003      1.000          1.206              --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (7/03)........................  2007      2.864          3.628              --
                                                       2006      2.273          2.864              --
                                                       2005      1.813          2.273              --
                                                       2004      1.478          1.813              --
                                                       2003      1.000          1.478              --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      2.019          2.292              --
                                                       2006      1.690          2.019              --
                                                       2005      1.559          1.690              --
                                                       2004      1.337          1.559              --
                                                       2003      1.213          1.337              --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.622          1.943              --
                                                       2005      1.514          1.622              --
                                                       2004      1.327          1.514              --
                                                       2003      1.000          1.327              --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.059          1.082              --
                                                       2005      1.062          1.059              --
                                                       2004      0.991          1.062              --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (7/03).............................................  2006      1.234          1.274              --
                                                       2005      1.165          1.234              --
                                                       2004      1.094          1.165              --
                                                       2003      1.000          1.094              --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (12/03)...........................  2007      1.547          1.852              --
                                                       2006      1.479          1.547              --
                                                       2005      1.338          1.479              --
                                                       2004      1.191          1.338              --
                                                       2003      1.000          1.191              --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (11/03)....................................  2007      1.595          1.909              --
                                                       2006      1.504          1.595              --
                                                       2005      1.370          1.504              --
                                                       2004      1.385          1.370              --
                                                       2003      1.000          1.385              --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (7/03).....................................  2007      1.552          1.669              --
                                                       2006      1.338          1.552              --
                                                       2005      1.288          1.338              --
                                                       2004      1.253          1.288              --
                                                       2003      1.000          1.253              --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (10/03).....  2006      1.542          1.729              --
                                                       2005      1.507          1.542              --
                                                       2004      1.334          1.507              --
                                                       2003      1.000          1.334              --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.655          1.595              --

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.531          1.584              --

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.525          1.574              --
                                                       2006      1.347          1.525              --
                                                       2005      1.313          1.347              --
                                                       2004      1.211          1.313              --
                                                       2003      1.000          1.211              --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.725          1.652              --

  LMPVET Investors Subaccount (Class I) (7/03).......  2007      1.685          1.722              --
                                                       2006      1.449          1.685              --
                                                       2005      1.382          1.449              --
                                                       2004      1.273          1.382              --
                                                       2003      1.000          1.273              --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.419          1.420              --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (8/03).............................................  2007      1.852          2.004              --
                                                       2006      1.670          1.852              --
                                                       2005      1.618          1.670              --
                                                       2004      1.429          1.618              --
                                                       2003      1.000          1.429              --

  LMPVET Social Awareness Subaccount (9/04)..........  2007      1.137          1.240              --
                                                       2006      1.074          1.137              --
                                                       2005      1.045          1.074              --
                                                       2004      0.925          1.045              --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (12/03)...  2007      1.025          1.021              --
                                                       2006      1.001          1.025              --
                                                       2005      0.994          1.001              --
                                                       2004      0.999          0.994              --
                                                       2003      1.000          0.999              --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (8/03).........  2007      1.659          1.741              --
                                                       2006      1.428          1.659              --
                                                       2005      1.395          1.428              --
                                                       2004      1.310          1.395              --
                                                       2003      1.000          1.310              --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/03).............................................  2007      1.372          1.429              --
                                                       2006      1.338          1.372              --
                                                       2005      1.293          1.338              --
                                                       2004      1.307          1.293              --
                                                       2003      1.000          1.307              --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (7/03).............................................  2007      1.613          1.670              --
                                                       2006      1.476          1.613              --
                                                       2005      1.366          1.476              --
                                                       2004      1.273          1.366              --
                                                       2003      1.000          1.273              --

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2007      1.475          1.541              --
                                                       2006      1.334          1.475              --
                                                       2005      1.309          1.334              --
                                                       2004      1.228          1.309              --
                                                       2003      1.000          1.228              --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (8/03).............................................  2007      1.613          1.676              --
                                                       2006      1.398          1.613              --
                                                       2005      1.377          1.398              --
                                                       2004      1.242          1.377              --
                                                       2003      1.000          1.242              --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (6/03).............................................  2007      1.803          1.987              --
                                                       2006      1.633          1.803              --
                                                       2005      1.534          1.633              --
                                                       2004      1.257          1.534              --
                                                       2003      1.000          1.257              --

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.083          1.118              --
                                                       2005      1.061          1.083              --
                                                       2004      0.999          1.061              --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (1/70)..........................................  2007      1.710          1.784              --
                                                       2006      1.000          1.710              --

  MIST BlackRock High Yield Subaccount (Class A)
  (1/70) *...........................................  2007      1.311          1.325              --
                                                       2006      1.000          1.311              --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2007      1.639          1.718              --
                                                       2006      1.000          1.639              --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.704          1.716              --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.195          1.164              --
                                                       2006      1.000          1.195              --

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2007      1.963          1.915           3,222
                                                       2006      1.000          1.963           3,255

  MIST Janus Forty Subaccount (Class A) (1/70).......  2007      1.685          2.162              --
                                                       2006      1.000          1.685              --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.219          1.080              --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (1/70)...................................  2007      1.181          1.235              --
                                                       2006      1.000          1.181              --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (1/70)..........................................  2007      1.314          1.381              --
                                                       2006      1.000          1.314              --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70) *.................................  2007      1.077          1.102              --
                                                       2006      1.000          1.077              --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70) *...........................................  2007      1.072          1.060              --
                                                       2006      1.000          1.072              --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2007      1.443          1.589              --
                                                       2006      1.000          1.443              --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2007      1.165          1.277              --
                                                       2006      1.000          1.165              --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      2.206          2.316              --

  MIST MFS(R) Value Subaccount (Class A) (1/70)......  2007      1.388          1.470              --
                                                       2006      1.000          1.388              --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/07)..........................................  2007      1.220          1.022              --
                                                       2006      1.000          1.220              --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.142          1.208              --

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2007      1.548          1.598              --
                                                       2006      1.000          1.548              --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.117          1.233              --
                                                       2006      1.000          1.117              --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2007      1.157          1.214              --
                                                       2006      1.000          1.157              --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70) *........................................  2007      1.028          0.981              --
                                                       2006      1.000          1.028              --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2007      1.505          1.783              --
                                                       2006      1.000          1.505              --

  MSF BlackRock Bond Income Subaccount (Class A)
  (1/70).............................................  2007      1.060          1.109              --
                                                       2006      1.000          1.060              --

  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.030          1.065              --
                                                       2006      1.000          1.030              --

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2007      1.390          1.421              --
                                                       2006      1.000          1.390              --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2007      1.477          1.512              --
                                                       2006      1.000          1.477              --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.060          1.077              --
                                                       2006      1.000          1.060              --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (1/70)...................................  2007      1.042          1.082              --
                                                       2006      1.000          1.042              --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (1/70)........................  2007      1.049          1.081              --
                                                       2006      1.000          1.049              --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.054          1.082              --
                                                       2006      1.000          1.054              --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (1/70)........................  2007      1.059          1.082              --
                                                       2006      1.000          1.059              --

  MSF MFS(R) Total Return Subaccount (Class F)
  (1/70).............................................  2007      1.378          1.412           4,587
                                                       2006      1.000          1.378           4,478

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.051          1.098              --
                                                       2006      0.996          1.051              --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2007      1.068          1.147              --
                                                       2006      1.000          1.068              --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (1/70)........................  2007      1.149          1.193              --
                                                       2006      1.000          1.149              --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (1/70) *......................  2007      1.071          1.100              --
                                                       2006      1.000          1.071              --

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      0.999          1.008              --
                                                       2005      0.987          0.999              --
                                                       2004      0.994          0.987              --
                                                       2003      1.000          0.994              --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (7/04).....................................  2006      1.095          1.156              --
                                                       2005      1.052          1.095              --
                                                       2004      0.979          1.052              --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (9/03)......................................  2007      1.115          1.137              --
                                                       2006      1.125          1.115              --
                                                       2005      1.121          1.125              --
                                                       2004      1.046          1.121              --
                                                       2003      1.000          1.046              --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.075          1.150              --
                                                       2006      1.053          1.075              --
                                                       2005      1.045          1.053              --
                                                       2004      1.013          1.045              --
                                                       2003      1.000          1.013              --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (6/03).........................................  2007      2.049          2.218              --
                                                       2006      1.631          2.049              --
                                                       2005      1.478          1.631              --
                                                       2004      1.293          1.478              --
                                                       2003      1.000          1.293              --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (6/03).............................................  2007      2.155          2.301              --
                                                       2006      1.868          2.155              --
                                                       2005      1.774          1.868              --
                                                       2004      1.429          1.774              --
                                                       2003      1.000          1.429              --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (11/03)............................................  2006      1.373          1.462              --
                                                       2005      1.283          1.373              --
                                                       2004      1.225          1.283              --
                                                       2003      1.000          1.225              --

  Travelers Convertible Securities Subaccount
  (7/03).............................................  2006      1.177          1.254              --
                                                       2005      1.192          1.177              --
                                                       2004      1.140          1.192              --
                                                       2003      1.000          1.140              --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.645          1.797              --
                                                       2005      1.488          1.645              --
                                                       2004      1.299          1.488              --
                                                       2003      1.000          1.299              --

  Travelers Equity Income Subaccount (7/03)..........  2006      1.371          1.440              --
                                                       2005      1.334          1.371              --
                                                       2004      1.234          1.334              --
                                                       2003      1.000          1.234              --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Federated High Yield Subaccount (9/03)...  2006      1.214          1.244              --
                                                       2005      1.203          1.214              --
                                                       2004      1.108          1.203              --
                                                       2003      1.000          1.108              --

  Travelers Federated Stock Subaccount (6/03)........  2006      1.409          1.459              --
                                                       2005      1.360          1.409              --
                                                       2004      1.251          1.360              --
                                                       2003      1.000          1.251              --

  Travelers Large Cap Subaccount (9/03)..............  2006      1.331          1.371              --
                                                       2005      1.245          1.331              --
                                                       2004      1.188          1.245              --
                                                       2003      1.000          1.188              --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (7/05)..................................  2006      1.073          1.141              --
                                                       2005      1.020          1.073              --

  Travelers Managed Allocation Series: Conservative
  Subaccount (10/05).................................  2006      1.013          1.017              --
                                                       2005      1.000          1.013              --

  Travelers Managed Allocation Series: Moderate
  Subaccount (7/05)..................................  2006      1.030          1.067              --
                                                       2005      1.000          1.030              --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/70).......................  2006      1.032          1.076              --
                                                       2005      1.000          1.032              --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (1/70).....................  2006      1.035          1.055              --
                                                       2005      1.000          1.035              --

  Travelers Mercury Large Cap Core Subaccount
  (7/03).............................................  2006      1.458          1.548              --
                                                       2005      1.323          1.458              --
                                                       2004      1.161          1.323              --
                                                       2003      1.000          1.161              --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.458          1.542              --
                                                       2005      1.438          1.458              --
                                                       2004      1.281          1.438              --
                                                       2003      1.000          1.281              --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Total Return Subaccount (5/03)....  2006      1.250          1.290              --
                                                       2005      1.234          1.250           4,201
                                                       2004      1.125          1.234           3,929
                                                       2003      1.000          1.125              --

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.163          1.257              --
                                                       2005      1.111          1.163              --
                                                       2004      0.977          1.111              --

  Travelers Mondrian International Stock Subaccount
  (8/03).............................................  2006      1.552          1.782              --
                                                       2005      1.441          1.552           3,485
                                                       2004      1.265          1.441           3,601
                                                       2003      1.000          1.265              --

  Travelers Pioneer Fund Subaccount (4/03)...........  2006      1.357          1.440              --
                                                       2005      1.302          1.357              --
                                                       2004      1.191          1.302              --
                                                       2003      1.000          1.191              --

  Travelers Pioneer Mid Cap Value Subaccount (8/05)..  2006      1.009          1.061              --
                                                       2005      1.000          1.009              --

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.106          1.117              --
                                                       2005      1.085          1.106              --
                                                       2004      0.979          1.085              --

  Travelers Quality Bond Subaccount (8/03)...........  2006      1.031          1.021              --
                                                       2005      1.031          1.031              --
                                                       2004      1.015          1.031              --
                                                       2003      1.000          1.015              --

  Travelers Strategic Equity Subaccount (7/03).......  2006      1.336          1.394              --
                                                       2005      1.331          1.336              --
                                                       2004      1.228          1.331              --
                                                       2003      1.000          1.228              --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (7/05)..................................  2006      1.020          1.174              --
                                                       2005      1.000          1.020              --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (7/05)..................................  2006      0.978          1.121              --
                                                       2005      1.000          0.978              --

  Travelers U.S. Government Securities Subaccount
  (8/04).............................................  2006      1.074          1.035              --
                                                       2005      1.046          1.074              --
                                                       2004      1.008          1.046              --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2007      1.702          1.635              --
                                                       2006      1.491          1.702              --
                                                       2005      1.456          1.491              --
                                                       2004      1.260          1.456              --
                                                       2003      1.000          1.260              --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (1/04).............................................  2007      1.351          1.494              --
                                                       2006      1.286          1.351              --
                                                       2005      1.212          1.286              --
                                                       2004      1.187          1.212              --
                                                       2003      1.000          1.187              --




            PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT CHARGES 1.70%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (10/03)..................................  2006      1.266          1.237               --
                                                       2005      1.121          1.266               --
                                                       2004      1.053          1.121               --
                                                       2003      1.025          1.053               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2007      1.652          1.865            4,785
                                                       2006      1.395          1.652            4,785
                                                       2005      1.244          1.395            4,785
                                                       2004      1.115          1.244               --
                                                       2003      1.000          1.115               --

  American Funds Growth Subaccount (Class 2) (6/03)..  2007      1.489          1.645           11,876
                                                       2006      1.374          1.489           11,876
                                                       2005      1.203          1.374           11,876
                                                       2004      1.088          1.203               --
                                                       2003      1.000          1.088               --

  American Funds Growth-Income Subaccount (Class 2)
  (6/03).............................................  2007      1.404          1.450           12,416
                                                       2006      1.240          1.404           12,416
                                                       2005      1.191          1.240           12,416
                                                       2004      1.098          1.191               --
                                                       2003      1.000          1.098               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (10/03)..................  2006      1.501          1.485               --
                                                       2005      1.292          1.501               --
                                                       2004      1.099          1.292               --
                                                       2003      1.052          1.099               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.515          1.976               --
                                                       2005      1.438          1.515               --
                                                       2004      1.113          1.438               --
                                                       2003      1.000          1.113               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2007      1.320          1.390               --
                                                       2006      1.152          1.320               --
                                                       2005      1.123          1.152               --
                                                       2004      1.087          1.123               --
                                                       2003      1.000          1.087               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/03).....................................  2007      1.246          1.089               --
                                                       2006      1.221          1.246               --
                                                       2005      1.174          1.221               --
                                                       2004      1.072          1.174               --
                                                       2003      1.000          1.072               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.312          1.426               --
                                                       2005      1.211          1.312               --
                                                       2004      1.079          1.211               --
                                                       2003      1.034          1.079               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.309          1.459               --
                                                       2005      1.209          1.309               --
                                                       2004      1.072          1.209               --
                                                       2003      1.035          1.072               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/03).............................................  2007      1.560          1.799            4,602
                                                       2006      1.424          1.560            4,602
                                                       2005      1.242          1.424            4,602
                                                       2004      1.097          1.242               --
                                                       2003      1.000          1.097               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (6/03)...........................  2007      1.430          1.500               --
                                                       2006      1.277          1.430               --
                                                       2005      1.077          1.277               --
                                                       2004      1.081          1.077               --
                                                       2003      1.000          1.081               --

  VIP Mid Cap Subaccount (Service Class 2) (6/03)....  2007      1.794          2.034               --
                                                       2006      1.624          1.794               --
                                                       2005      1.399          1.624               --
                                                       2004      1.142          1.399               --
                                                       2003      1.000          1.142               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.321          1.538               --
                                                       2005      1.215          1.321            4,852
                                                       2004      1.097          1.215               --
                                                       2003      1.000          1.097               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (7/03)........................  2007      2.309          2.924               --
                                                       2006      1.834          2.309               --
                                                       2005      1.464          1.834               --
                                                       2004      1.194          1.464               --
                                                       2003      1.000          1.194               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      1.678          1.904               --
                                                       2006      1.405          1.678               --
                                                       2005      1.297          1.405               --
                                                       2004      1.113          1.297               --
                                                       2003      1.000          1.113               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.357          1.625               --
                                                       2005      1.268          1.357            4,698
                                                       2004      1.111          1.268               --
                                                       2003      1.000          1.111               --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.058          1.081               --
                                                       2005      1.062          1.058               --
                                                       2004      0.991          1.062               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (7/03).............................................  2006      1.194          1.233               --
                                                       2005      1.128          1.194               --
                                                       2004      1.059          1.128               --
                                                       2003      1.000          1.059               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (12/03)...........................  2007      1.368          1.636               --
                                                       2006      1.308          1.368               --
                                                       2005      1.184          1.308               --
                                                       2004      1.055          1.184               --
                                                       2003      1.038          1.055               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (11/03)....................................  2007      1.246          1.491               --
                                                       2006      1.176          1.246               --
                                                       2005      1.072          1.176               --
                                                       2004      1.084          1.072               --
                                                       2003      1.049          1.084               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (7/03).....................................  2007      1.368          1.471               --
                                                       2006      1.180          1.368               --
                                                       2005      1.137          1.180               --
                                                       2004      1.106          1.137               --
                                                       2003      1.000          1.106               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (10/03).....  2006      1.273          1.427               --
                                                       2005      1.245          1.273               --
                                                       2004      1.102          1.245               --
                                                       2003      1.003          1.102               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.400          1.349               --

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.354          1.401               --

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.376          1.419               --
                                                       2006      1.215          1.376               --
                                                       2005      1.186          1.215               --
                                                       2004      1.094          1.186               --
                                                       2003      1.000          1.094               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.460          1.397               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (7/03).......  2007      1.477          1.508               --
                                                       2006      1.270          1.477               --
                                                       2005      1.212          1.270               --
                                                       2004      1.117          1.212               --
                                                       2003      1.000          1.117               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.191          1.192               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (8/03).............................................  2007      1.442          1.559               --
                                                       2006      1.301          1.442               --
                                                       2005      1.261          1.301               --
                                                       2004      1.114          1.261               --
                                                       2003      1.000          1.114               --

  LMPVET Social Awareness Subaccount (9/04)..........  2007      1.136          1.238               --
                                                       2006      1.073          1.136               --
                                                       2005      1.045          1.073               --
                                                       2004      0.925          1.045               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (12/03)...  2007      1.023          1.019               --
                                                       2006      0.999          1.023               --
                                                       2005      0.993          0.999               --
                                                       2004      0.998          0.993               --
                                                       2003      0.998          0.998               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (8/03).........  2007      1.404          1.473               --
                                                       2006      1.209          1.404               --
                                                       2005      1.182          1.209               --
                                                       2004      1.110          1.182               --
                                                       2003      1.000          1.110               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/03).............................................  2007      1.152          1.200               --
                                                       2006      1.124          1.152               --
                                                       2005      1.087          1.124               --
                                                       2004      1.100          1.087               --
                                                       2003      0.983          1.100               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (7/03).............................................  2007      1.365          1.413               --
                                                       2006      1.250          1.365               --
                                                       2005      1.157          1.250               --
                                                       2004      1.079          1.157               --
                                                       2003      1.000          1.079               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2007      1.305          1.363               --
                                                       2006      1.181          1.305               --
                                                       2005      1.159          1.181               --
                                                       2004      1.088          1.159               --
                                                       2003      1.000          1.088               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (8/03).............................................  2007      1.438          1.494               --
                                                       2006      1.247          1.438               --
                                                       2005      1.229          1.247               --
                                                       2004      1.109          1.229               --
                                                       2003      1.000          1.109               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (6/03).............................................  2007      1.581          1.742               --
                                                       2006      1.433          1.581               --
                                                       2005      1.347          1.433               --
                                                       2004      1.104          1.347               --
                                                       2003      1.000          1.104               --

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.082          1.116               --
                                                       2005      1.060          1.082               --
                                                       2004      0.999          1.060               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (1/70)..........................................  2007      1.448          1.510               --
                                                       2006      1.000          1.448               --

  MIST BlackRock High Yield Subaccount (Class A)
  (1/70) *...........................................  2007      1.245          1.258               --
                                                       2006      1.000          1.245               --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2007      1.493          1.565               --
                                                       2006      1.000          1.493               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.552          1.563               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.194          1.162               --
                                                       2006      1.000          1.194               --

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2007      1.750          1.706               --
                                                       2006      1.000          1.750               --

  MIST Janus Forty Subaccount (Class A) (1/70).......  2007      1.521          1.951               --
                                                       2006      1.000          1.521               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.218          1.078               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (1/70)...................................  2007      1.179          1.233               --
                                                       2006      1.000          1.179               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (1/70)..........................................  2007      1.237          1.300               --
                                                       2006      1.000          1.237               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70) *.................................  2007      1.077          1.101            6,850
                                                       2006      1.000          1.077            6,850

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70) *...........................................  2007      1.071          1.059               --
                                                       2006      1.000          1.071               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2007      1.272          1.399               --
                                                       2006      1.000          1.272               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2007      1.164          1.275               --
                                                       2006      1.000          1.164               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      1.929          2.025               --

  MIST MFS(R) Value Subaccount (Class A) (1/70)......  2007      1.387          1.467               --
                                                       2006      1.000          1.387               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/07)..........................................  2007      1.219          1.021               --
                                                       2006      1.000          1.219               --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.122          1.188            5,498

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2007      1.420          1.466               --
                                                       2006      1.000          1.420               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.116          1.232               --
                                                       2006      1.000          1.116               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2007      1.155          1.211               --
                                                       2006      1.000          1.155               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70) *........................................  2007      1.028          0.980               --
                                                       2006      1.000          1.028               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2007      1.243          1.471               --
                                                       2006      1.000          1.243               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF BlackRock Bond Income Subaccount (Class A)
  (1/70).............................................  2007      1.058          1.106               --
                                                       2006      1.000          1.058               --

  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.032          1.066               --
                                                       2006      1.000          1.032               --

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2007      1.263          1.290               --
                                                       2006      1.000          1.263               --

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2007      1.317          1.347               --
                                                       2006      1.000          1.317               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.060          1.076               --
                                                       2006      1.000          1.060               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (1/70)...................................  2007      1.042          1.081               --
                                                       2006      1.000          1.042               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (1/70)........................  2007      1.049          1.080               --
                                                       2006      1.000          1.049               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.054          1.081               --
                                                       2006      1.000          1.054               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (1/70)........................  2007      1.059          1.081               --
                                                       2006      1.000          1.059               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (1/70).............................................  2007      1.297          1.329               --
                                                       2006      1.000          1.297               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.050          1.097            6,953
                                                       2006      0.996          1.050            6,953

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2007      1.068          1.146               --
                                                       2006      1.000          1.068               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (1/70)........................  2007      1.148          1.191               --
                                                       2006      1.000          1.148               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (1/70) *......................  2007      1.069          1.098               --
                                                       2006      1.000          1.069               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      1.002          1.010               --
                                                       2005      0.990          1.002               --
                                                       2004      0.997          0.990               --
                                                       2003      1.000          0.997               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (7/04).....................................  2006      1.094          1.155               --
                                                       2005      1.052          1.094               --
                                                       2004      0.979          1.052               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (9/03)......................................  2007      1.096          1.118               --
                                                       2006      1.107          1.096            5,498
                                                       2005      1.103          1.107            5,498
                                                       2004      1.030          1.103               --
                                                       2003      0.997          1.030               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.073          1.147               --
                                                       2006      1.051          1.073               --
                                                       2005      1.044          1.051               --
                                                       2004      1.012          1.044               --
                                                       2003      1.000          1.012               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (6/03).........................................  2007      1.792          1.940               --
                                                       2006      1.427          1.792               --
                                                       2005      1.294          1.427               --
                                                       2004      1.133          1.294               --
                                                       2003      1.000          1.133               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (6/03).............................................  2007      1.736          1.853               --
                                                       2006      1.505          1.736               --
                                                       2005      1.431          1.505               --
                                                       2004      1.153          1.431               --
                                                       2003      1.000          1.153               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (11/03)............................................  2006      1.210          1.288               --
                                                       2005      1.132          1.210               --
                                                       2004      1.081          1.132               --
                                                       2003      1.056          1.081               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Convertible Securities Subaccount
  (7/03).............................................  2006      1.109          1.181               --
                                                       2005      1.124          1.109               --
                                                       2004      1.075          1.124               --
                                                       2003      1.000          1.075               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.394          1.522               --
                                                       2005      1.261          1.394               --
                                                       2004      1.102          1.261               --
                                                       2003      1.000          1.102               --

  Travelers Equity Income Subaccount (7/03)..........  2006      1.223          1.284               --
                                                       2005      1.191          1.223               --
                                                       2004      1.102          1.191               --
                                                       2003      1.000          1.102               --

  Travelers Federated High Yield Subaccount (9/03)...  2006      1.154          1.182               --
                                                       2005      1.144          1.154               --
                                                       2004      1.054          1.144               --
                                                       2003      1.000          1.054               --

  Travelers Federated Stock Subaccount (6/03)........  2006      1.271          1.316               --
                                                       2005      1.227          1.271               --
                                                       2004      1.129          1.227               --
                                                       2003      1.000          1.129               --

  Travelers Large Cap Subaccount (9/03)..............  2006      1.210          1.247               --
                                                       2005      1.133          1.210               --
                                                       2004      1.081          1.133               --
                                                       2003      1.000          1.081               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (7/05)..................................  2006      1.073          1.140               --
                                                       2005      1.020          1.073               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (10/05).................................  2006      1.013          1.017               --
                                                       2005      1.000          1.013               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (7/05)..................................  2006      1.030          1.066               --
                                                       2005      1.000          1.030               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/70).......................  2006      1.032          1.076               --
                                                       2005      1.000          1.032               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (1/70).....................  2006      1.035          1.055               --
                                                       2005      1.000          1.035               --

  Travelers Mercury Large Cap Core Subaccount
  (7/03).............................................  2006      1.329          1.411               --
                                                       2005      1.207          1.329               --
                                                       2004      1.059          1.207               --
                                                       2003      1.000          1.059               --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.205          1.274               --
                                                       2005      1.189          1.205               --
                                                       2004      1.060          1.189               --
                                                       2003      1.000          1.060               --

  Travelers MFS(R) Total Return Subaccount (5/03)....  2006      1.177          1.215               --
                                                       2005      1.163          1.177               --
                                                       2004      1.061          1.163               --
                                                       2003      1.000          1.061               --

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.162          1.256               --
                                                       2005      1.111          1.162               --
                                                       2004      0.977          1.111               --

  Travelers Mondrian International Stock Subaccount
  (8/03).............................................  2006      1.384          1.589               --
                                                       2005      1.286          1.384               --
                                                       2004      1.130          1.286               --
                                                       2003      1.000          1.130               --

  Travelers Pioneer Fund Subaccount (4/03)...........  2006      1.246          1.322               --
                                                       2005      1.196          1.246               --
                                                       2004      1.094          1.196               --
                                                       2003      1.000          1.094               --

  Travelers Pioneer Mid Cap Value Subaccount (8/05)..  2006      1.009          1.061               --
                                                       2005      1.000          1.009               --

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.106          1.116               --
                                                       2005      1.085          1.106               --
                                                       2004      0.979          1.085               --

  Travelers Quality Bond Subaccount (8/03)...........  2006      1.029          1.019               --
                                                       2005      1.030          1.029               --
                                                       2004      1.014          1.030               --
                                                       2003      1.000          1.014               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (7/03).......  2006      1.162          1.213               --
                                                       2005      1.159          1.162               --
                                                       2004      1.069          1.159               --
                                                       2003      1.000          1.069               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (7/05)..................................  2006      1.020          1.174               --
                                                       2005      1.000          1.020               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (7/05)..................................  2006      0.978          1.121               --
                                                       2005      1.000          0.978               --

  Travelers U.S. Government Securities Subaccount
  (8/04).............................................  2006      1.073          1.034               --
                                                       2005      1.046          1.073               --
                                                       2004      1.008          1.046               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2007      1.491          1.432               --
                                                       2006      1.307          1.491               --
                                                       2005      1.277          1.307               --
                                                       2004      1.106          1.277               --
                                                       2003      1.000          1.106               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (1/04).............................................  2007      1.229          1.359               --
                                                       2006      1.171          1.229               --
                                                       2005      1.104          1.171               --
                                                       2004      1.090          1.104               --




            PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT CHARGES 1.75%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (10/03)..................................  2006      1.376          1.343               --
                                                       2005      1.219          1.376               --
                                                       2004      1.145          1.219               --
                                                       2003      1.000          1.145               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2007      1.950          2.201              621
                                                       2006      1.648          1.950              642
                                                       2005      1.470          1.648              119
                                                       2004      1.318          1.470               --
                                                       2003      1.000          1.318               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth Subaccount (Class 2) (6/03)..  2007      1.719          1.898               --
                                                       2006      1.587          1.719               --
                                                       2005      1.390          1.587               --
                                                       2004      1.258          1.390               --
                                                       2003      1.000          1.258               --

  American Funds Growth-Income Subaccount (Class 2)
  (6/03).............................................  2007      1.603          1.654           58,763
                                                       2006      1.416          1.603           58,763
                                                       2005      1.361          1.416           58,763
                                                       2004      1.255          1.361           58,763
                                                       2003      1.000          1.255               --

Capital Appreciation Fund
  Capital Appreciation Fund (10/03)..................  2006      1.658          1.639               --
                                                       2005      1.427          1.658              230
                                                       2004      1.215          1.427               --
                                                       2003      1.000          1.215               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.717          2.237               --
                                                       2005      1.630          1.717               --
                                                       2004      1.263          1.630               --
                                                       2003      1.000          1.263               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2007      1.418          1.492               --
                                                       2006      1.239          1.418               --
                                                       2005      1.208          1.239               --
                                                       2004      1.170          1.208               --
                                                       2003      1.000          1.170               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/03).....................................  2007      1.488          1.300            1,042
                                                       2006      1.459          1.488              833
                                                       2005      1.404          1.459              130
                                                       2004      1.283          1.404               --
                                                       2003      1.000          1.283               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.310          1.424               --
                                                       2005      1.210          1.310               --
                                                       2004      1.078          1.210               --
                                                       2003      1.000          1.078               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.308          1.457               --
                                                       2005      1.208          1.308               --
                                                       2004      1.072          1.208               --
                                                       2003      1.000          1.072               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/03).............................................  2007      1.759          2.027            1,738
                                                       2006      1.606          1.759            1,739
                                                       2005      1.401          1.606            1,741
                                                       2004      1.238          1.401            1,744
                                                       2003      1.000          1.238               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (6/03)...........................  2007      1.563          1.639               --
                                                       2006      1.397          1.563               --
                                                       2005      1.178          1.397               --
                                                       2004      1.184          1.178               --
                                                       2003      1.000          1.184               --

  VIP Mid Cap Subaccount (Service Class 2) (6/03)....  2007      2.211          2.506            3,335
                                                       2006      2.002          2.211            3,364
                                                       2005      1.726          2.002            2,457
                                                       2004      1.409          1.726            2,264
                                                       2003      1.000          1.409               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.450          1.687               --
                                                       2005      1.334          1.450           57,728
                                                       2004      1.206          1.334               --
                                                       2003      1.000          1.206               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (7/03)........................  2007      2.854          3.611            1,776
                                                       2006      2.267          2.854            1,866
                                                       2005      1.810          2.267            1,497
                                                       2004      1.477          1.810            1,411
                                                       2003      1.000          1.477               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      2.011          2.282           27,954
                                                       2006      1.685          2.011           29,061
                                                       2005      1.557          1.685           10,361
                                                       2004      1.336          1.557           11,039
                                                       2003      1.213          1.336               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.617          1.936               --
                                                       2005      1.512          1.617               --
                                                       2004      1.326          1.512               --
                                                       2003      1.000          1.326               --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.057          1.080               --
                                                       2005      1.062          1.057               --
                                                       2004      0.991          1.062               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (7/03).............................................  2006      1.231          1.271               --
                                                       2005      1.163          1.231               --
                                                       2004      1.093          1.163               --
                                                       2003      1.000          1.093               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (12/03)...........................  2007      1.541          1.843               --
                                                       2006      1.475          1.541               --
                                                       2005      1.336          1.475               --
                                                       2004      1.190          1.336               --
                                                       2003      1.000          1.190               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (11/03)....................................  2007      1.589          1.900               --
                                                       2006      1.500          1.589               --
                                                       2005      1.368          1.500               --
                                                       2004      1.384          1.368               --
                                                       2003      1.000          1.384               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (7/03).....................................  2007      1.546          1.662               --
                                                       2006      1.334          1.546               --
                                                       2005      1.286          1.334               --
                                                       2004      1.252          1.286               --
                                                       2003      1.000          1.252               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (10/03).....  2006      1.538          1.723               --
                                                       2005      1.505          1.538               --
                                                       2004      1.333          1.505               --
                                                       2003      1.000          1.333               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.648          1.587               --

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.525          1.577               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.520          1.567               --
                                                       2006      1.343          1.520               --
                                                       2005      1.311          1.343               --
                                                       2004      1.210          1.311               --
                                                       2003      1.000          1.210               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.718          1.644            3,205

  LMPVET Investors Subaccount (Class I) (7/03).......  2007      1.679          1.714               --
                                                       2006      1.445          1.679               --
                                                       2005      1.380          1.445               --
                                                       2004      1.272          1.380               --
                                                       2003      1.000          1.272               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.413          1.413            3,281

  LMPVET Small Cap Growth Subaccount (Class I)
  (8/03).............................................  2007      1.845          1.995               --
                                                       2006      1.665          1.845               --
                                                       2005      1.615          1.665               --
                                                       2004      1.428          1.615               --
                                                       2003      1.000          1.428               --

  LMPVET Social Awareness Subaccount (9/04)..........  2007      1.134          1.236               --
                                                       2006      1.072          1.134               --
                                                       2005      1.045          1.072               --
                                                       2004      0.925          1.045               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (12/03)...  2007      1.021          1.017               --
                                                       2006      0.998          1.021               --
                                                       2005      0.992          0.998               --
                                                       2004      0.998          0.992               --
                                                       2003      1.000          0.998               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (8/03).........  2007      1.653          1.734               --
                                                       2006      1.424          1.653            3,208
                                                       2005      1.393          1.424            3,212
                                                       2004      1.309          1.393            3,216
                                                       2003      1.000          1.309               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/03).............................................  2007      1.367          1.423               --
                                                       2006      1.334          1.367            3,285
                                                       2005      1.290          1.334            3,288
                                                       2004      1.306          1.290            3,293
                                                       2003      1.000          1.306               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (7/03).............................................  2007      1.607          1.663               --
                                                       2006      1.472          1.607               --
                                                       2005      1.364          1.472               --
                                                       2004      1.272          1.364               --
                                                       2003      1.000          1.272               --

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2007      1.470          1.535               --
                                                       2006      1.331          1.470               --
                                                       2005      1.307          1.331               --
                                                       2004      1.227          1.307               --
                                                       2003      1.000          1.227               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (8/03).............................................  2007      1.607          1.669               --
                                                       2006      1.394          1.607            1,544
                                                       2005      1.374          1.394              275
                                                       2004      1.242          1.374               --
                                                       2003      1.000          1.242               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (6/03).............................................  2007      1.797          1.979               --
                                                       2006      1.629          1.797               --
                                                       2005      1.532          1.629               --
                                                       2004      1.257          1.532               --
                                                       2003      1.000          1.257               --

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.081          1.115               --
                                                       2005      1.060          1.081           73,056
                                                       2004      0.999          1.060               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (1/70)..........................................  2007      1.704          1.776               --
                                                       2006      1.000          1.704               --

  MIST BlackRock High Yield Subaccount (Class A)
  (1/70) *...........................................  2007      1.306          1.319            2,944
                                                       2006      1.000          1.306            2,947

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2007      1.633          1.711               --
                                                       2006      1.000          1.633               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.697          1.708               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.193          1.161               --
                                                       2006      1.000          1.193               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2007      1.956          1.906               --
                                                       2006      1.000          1.956               --

  MIST Janus Forty Subaccount (Class A) (1/70).......  2007      1.679          2.152            1,313
                                                       2006      1.000          1.679            1,462

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.217          1.077               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (1/70)...................................  2007      1.178          1.231           73,056
                                                       2006      1.000          1.178           73,056

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (1/70)..........................................  2007      1.309          1.374               --
                                                       2006      1.000          1.309               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70) *.................................  2007      1.077          1.100           91,929
                                                       2006      1.000          1.077           89,426

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70) *...........................................  2007      1.071          1.058               --
                                                       2006      1.000          1.071               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2007      1.438          1.581               --
                                                       2006      1.000          1.438               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2007      1.163          1.274               --
                                                       2006      1.000          1.163               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      2.197          2.305               --

  MIST MFS(R) Value Subaccount (Class A) (1/70)......  2007      1.385          1.465               --
                                                       2006      1.000          1.385               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/07)..........................................  2007      1.219          1.020               --
                                                       2006      1.000          1.219               --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.137          1.203               --

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2007      1.542          1.591               --
                                                       2006      1.000          1.542               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.115          1.231               --
                                                       2006      1.000          1.115               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2007      1.154          1.209               --
                                                       2006      1.000          1.154               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70) *........................................  2007      1.028          0.979               --
                                                       2006      1.000          1.028               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2007      1.500          1.774               --
                                                       2006      1.000          1.500               --

  MSF BlackRock Bond Income Subaccount (Class A)
  (1/70).............................................  2007      1.056          1.103           74,905
                                                       2006      1.000          1.056           74,905

  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.026          1.060           43,594
                                                       2006      1.000          1.026           17,507

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2007      1.384          1.414               --
                                                       2006      1.000          1.384               --

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2007      1.471          1.505           58,213
                                                       2006      1.000          1.471           58,213

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.059          1.075               --
                                                       2006      1.000          1.059               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (1/70)...................................  2007      1.042          1.080               --
                                                       2006      1.000          1.042               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (1/70)........................  2007      1.048          1.079               --
                                                       2006      1.000          1.048               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.053          1.080               --
                                                       2006      1.000          1.053               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (1/70)........................  2007      1.058          1.080               --
                                                       2006      1.000          1.058               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (1/70).............................................  2007      1.373          1.406            1,895
                                                       2006      1.000          1.373            1,897

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.050          1.096               --
                                                       2006      0.996          1.050               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2007      1.068          1.145               --
                                                       2006      1.000          1.068               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (1/70)........................  2007      1.146          1.189               --
                                                       2006      1.000          1.146               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (1/70) *......................  2007      1.068          1.096               --
                                                       2006      1.000          1.068               --

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      0.997          1.005               --
                                                       2005      0.986          0.997           18,645
                                                       2004      0.993          0.986           19,865
                                                       2003      1.000          0.993               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (7/04).....................................  2006      1.093          1.154               --
                                                       2005      1.052          1.093               --
                                                       2004      0.979          1.052               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (9/03)......................................  2007      1.111          1.132               --
                                                       2006      1.122          1.111               --
                                                       2005      1.119          1.122               --
                                                       2004      1.045          1.119               --
                                                       2003      1.000          1.045               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.071          1.145          210,920
                                                       2006      1.050          1.071          219,980
                                                       2005      1.043          1.050          229,405
                                                       2004      1.012          1.043          239,136
                                                       2003      1.000          1.012          248,715

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (6/03).........................................  2007      2.041          2.209               --
                                                       2006      1.626          2.041               --
                                                       2005      1.475          1.626               --
                                                       2004      1.292          1.475               --
                                                       2003      1.000          1.292               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (6/03).............................................  2007      2.147          2.292               --
                                                       2006      1.863          2.147               --
                                                       2005      1.771          1.863               --
                                                       2004      1.428          1.771               --
                                                       2003      1.000          1.428               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (11/03)............................................  2006      1.369          1.457               --
                                                       2005      1.281          1.369               --
                                                       2004      1.224          1.281               --
                                                       2003      1.000          1.224               --

  Travelers Convertible Securities Subaccount
  (7/03).............................................  2006      1.174          1.250               --
                                                       2005      1.190          1.174               --
                                                       2004      1.139          1.190               --
                                                       2003      1.000          1.139               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.641          1.791               --
                                                       2005      1.485          1.641               --
                                                       2004      1.298          1.485               --
                                                       2003      1.000          1.298               --

  Travelers Equity Income Subaccount (7/03)..........  2006      1.367          1.436               --
                                                       2005      1.332          1.367           58,213
                                                       2004      1.233          1.332               --
                                                       2003      1.000          1.233               --

  Travelers Federated High Yield Subaccount (9/03)...  2006      1.210          1.241               --
                                                       2005      1.201          1.210            2,951
                                                       2004      1.107          1.201            2,954
                                                       2003      1.000          1.107               --

  Travelers Federated Stock Subaccount (6/03)........  2006      1.405          1.454               --
                                                       2005      1.358          1.405               --
                                                       2004      1.250          1.358               --
                                                       2003      1.000          1.250               --

  Travelers Large Cap Subaccount (9/03)..............  2006      1.327          1.367               --
                                                       2005      1.243          1.327               --
                                                       2004      1.187          1.243               --
                                                       2003      1.000          1.187               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (7/05)..................................  2006      1.072          1.140               --
                                                       2005      1.020          1.072               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (10/05).................................  2006      1.013          1.016               --
                                                       2005      1.000          1.013               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (7/05)..................................  2006      1.030          1.066               --
                                                       2005      1.000          1.030               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/70).......................  2006      1.032          1.076               --
                                                       2005      1.000          1.032               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (1/70).....................  2006      1.035          1.054               --
                                                       2005      1.000          1.035               --

  Travelers Mercury Large Cap Core Subaccount
  (7/03).............................................  2006      1.454          1.544               --
                                                       2005      1.321          1.454               --
                                                       2004      1.160          1.321               --
                                                       2003      1.000          1.160               --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.454          1.538               --
                                                       2005      1.436          1.454               --
                                                       2004      1.280          1.436               --
                                                       2003      1.000          1.280               --

  Travelers MFS(R) Total Return Subaccount (5/03)....  2006      1.246          1.286               --
                                                       2005      1.232          1.246            1,899
                                                       2004      1.125          1.232            1,901
                                                       2003      1.000          1.125               --

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.161          1.254               --
                                                       2005      1.110          1.161               --
                                                       2004      0.977          1.110               --

  Travelers Mondrian International Stock Subaccount
  (8/03).............................................  2006      1.548          1.777               --
                                                       2005      1.438          1.548               --
                                                       2004      1.265          1.438               --
                                                       2003      1.000          1.265               --

  Travelers Pioneer Fund Subaccount (4/03)...........  2006      1.354          1.435               --
                                                       2005      1.300          1.354               --
                                                       2004      1.190          1.300               --
                                                       2003      1.000          1.190               --

  Travelers Pioneer Mid Cap Value Subaccount (8/05)..  2006      1.008          1.061               --
                                                       2005      1.000          1.008               --

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.105          1.115               --
                                                       2005      1.084          1.105               --
                                                       2004      0.979          1.084               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Quality Bond Subaccount (8/03)...........  2006      1.028          1.018               --
                                                       2005      1.029          1.028           74,905
                                                       2004      1.014          1.029               --
                                                       2003      1.000          1.014               --

  Travelers Strategic Equity Subaccount (7/03).......  2006      1.333          1.390               --
                                                       2005      1.329          1.333               --
                                                       2004      1.227          1.329               --
                                                       2003      1.000          1.227               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (7/05)..................................  2006      1.020          1.173               --
                                                       2005      1.000          1.020               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (7/05)..................................  2006      0.977          1.121               --
                                                       2005      1.000          0.977               --

  Travelers U.S. Government Securities Subaccount
  (8/04).............................................  2006      1.072          1.033               --
                                                       2005      1.045          1.072               --
                                                       2004      1.007          1.045               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2007      1.696          1.627              834
                                                       2006      1.487          1.696              732
                                                       2005      1.453          1.487              129
                                                       2004      1.259          1.453               --
                                                       2003      1.000          1.259               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (1/04).............................................  2007      1.346          1.487               --
                                                       2006      1.283          1.346               --
                                                       2005      1.210          1.283               --
                                                       2004      1.186          1.210               --
                                                       2003      1.000          1.186               --




            PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT CHARGES 1.80%



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (10/03)..................................  2006      1.160          1.132              --
                                                       2005      1.000          1.160              --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2007      1.326          1.496              --
                                                       2006      1.121          1.326              --
                                                       2005      1.000          1.121              --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.80% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth Subaccount (Class 2) (6/03)..  2007      1.242          1.371           2,181
                                                       2006      1.148          1.242           2,323
                                                       2005      1.000          1.148           1,179

  American Funds Growth-Income Subaccount (Class 2)
  (6/03).............................................  2007      1.180          1.218              --
                                                       2006      1.043          1.180              --
                                                       2005      1.000          1.043              --

Capital Appreciation Fund
  Capital Appreciation Fund (10/03)..................  2006      1.170          1.157              --
                                                       2005      1.000          1.170              --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.088          1.417              --
                                                       2005      1.000          1.088              --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2007      1.156          1.216              --
                                                       2006      1.010          1.156              --
                                                       2005      1.000          1.010              --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/03).....................................  2007      1.082          0.945              --
                                                       2006      1.062          1.082              --
                                                       2005      1.000          1.062              --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.081          1.175              --
                                                       2005      1.000          1.081              --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.107          1.233              --
                                                       2005      1.000          1.107              --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/03).............................................  2007      1.242          1.431              --
                                                       2006      1.135          1.242              --
                                                       2005      1.000          1.135              --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (6/03)...........................  2007      1.321          1.384              --
                                                       2006      1.181          1.321              --
                                                       2005      1.000          1.181              --

  VIP Mid Cap Subaccount (Service Class 2) (6/03)....  2007      1.261          1.429              --
                                                       2006      1.143          1.261              --
                                                       2005      1.000          1.143              --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.80% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.084          1.260              --
                                                       2005      1.000          1.084              --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (7/03)........................  2007      1.525          1.929              --
                                                       2006      1.212          1.525              --
                                                       2005      1.000          1.212              --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      1.283          1.455             864
                                                       2006      1.076          1.283             924
                                                       2005      1.000          1.076             251

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.066          1.275              --
                                                       2005      1.000          1.066              --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      0.990          1.012              --
                                                       2005      1.000          0.990              --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (7/03).............................................  2006      1.062          1.097              --
                                                       2005      1.000          1.062              --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (12/03)...........................  2007      1.185          1.416              --
                                                       2006      1.135          1.185              --
                                                       2005      1.000          1.135              --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (11/03)....................................  2007      1.193          1.426              --
                                                       2006      1.127          1.193              --
                                                       2005      1.000          1.127              --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (7/03).....................................  2007      1.209          1.299              --
                                                       2006      1.044          1.209              --
                                                       2005      1.000          1.044              --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (10/03).....  2006      1.033          1.157              --
                                                       2005      1.000          1.033              --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.223          1.178              --

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.180          1.220              --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.80% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.164          1.200           1,003
                                                       2006      1.030          1.164             992
                                                       2005      1.000          1.030           6,709

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.250          1.196              --

  LMPVET Investors Subaccount (Class I) (7/03).......  2007      1.219          1.244              --
                                                       2006      1.049          1.219              --
                                                       2005      1.000          1.049              --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.120          1.120              --

  LMPVET Small Cap Growth Subaccount (Class I)
  (8/03).............................................  2007      1.195          1.291              --
                                                       2006      1.079          1.195              --
                                                       2005      1.000          1.079              --

  LMPVET Social Awareness Subaccount (9/04)..........  2007      1.108          1.207              --
                                                       2006      1.047          1.108              --
                                                       2005      1.000          1.047              --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (12/03)...  2007      1.027          1.023              --
                                                       2006      1.005          1.027              --
                                                       2005      1.000          1.005              --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (8/03).........  2007      1.203          1.262              --
                                                       2006      1.037          1.203              --
                                                       2005      1.000          1.037              --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/03).............................................  2007      1.083          1.128              --
                                                       2006      1.058          1.083              --
                                                       2005      1.000          1.058              --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (7/03).............................................  2007      1.193          1.234              --
                                                       2006      1.094          1.193              --
                                                       2005      1.000          1.094              --

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2007      1.138          1.188              --
                                                       2006      1.031          1.138              --
                                                       2005      1.000          1.031              --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (8/03).............................................  2007      1.184          1.229              --
                                                       2006      1.028          1.184              --
                                                       2005      1.000          1.028           6,325

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.80% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (6/03).............................................  2007      1.188          1.308              --
                                                       2006      1.077          1.188           1,483
                                                       2005      1.000          1.077             989

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.021          1.053              --
                                                       2005      1.000          1.021              --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (1/70)..........................................  2007      1.139          1.186              --
                                                       2006      1.000          1.139              --

  MIST BlackRock High Yield Subaccount (Class A)
  (1/70) *...........................................  2007      1.080          1.090              --
                                                       2006      1.000          1.080              --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2007      1.227          1.286              --
                                                       2006      1.000          1.227              --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.275          1.283              --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.192          1.160              --
                                                       2006      1.000          1.192              --

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2007      1.354          1.318              --
                                                       2006      1.000          1.354              --

  MIST Janus Forty Subaccount (Class A) (1/70).......  2007      1.185          1.518              --
                                                       2006      1.000          1.185              --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.216          1.076              --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (1/70)...................................  2007      1.111          1.160              --
                                                       2006      1.000          1.111              --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (1/70)..........................................  2007      1.116          1.171              --
                                                       2006      1.000          1.116              --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70) *.................................  2007      1.076          1.099              --
                                                       2006      1.000          1.076              --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70) *...........................................  2007      1.071          1.058           1,647
                                                       2006      1.000          1.071              --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2007      1.138          1.250              --
                                                       2006      1.000          1.138              --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.80% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2007      1.163          1.272              --
                                                       2006      1.000          1.163              --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      1.485          1.557              --

  MIST MFS(R) Value Subaccount (Class A) (1/70)......  2007      1.238          1.308              --
                                                       2006      1.000          1.238              --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/07)..........................................  2007      1.218          1.020              --
                                                       2006      1.000          1.218              --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.006          1.064              --

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2007      1.193          1.230              --
                                                       2006      1.000          1.193              --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.115          1.230              --
                                                       2006      1.000          1.115              --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2007      1.054          1.104              --
                                                       2006      1.000          1.054              --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70) *........................................  2007      1.027          0.979           1,806
                                                       2006      1.000          1.027              --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2007      1.082          1.279              --
                                                       2006      1.000          1.082              --

  MSF BlackRock Bond Income Subaccount (Class A)
  (1/70).............................................  2007      1.020          1.065              --
                                                       2006      1.000          1.020              --

  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.040          1.073              --
                                                       2006      1.000          1.040              --

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2007      1.124          1.148              --
                                                       2006      1.000          1.124              --

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2007      1.110          1.135              --
                                                       2006      1.000          1.110              --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.059          1.074              --
                                                       2006      1.000          1.059              --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (1/70)...................................  2007      1.041          1.080              --
                                                       2006      1.000          1.041              --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.80% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (1/70)........................  2007      1.048          1.079              --
                                                       2006      1.000          1.048              --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.053          1.079              --
                                                       2006      1.000          1.053              --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (1/70)........................  2007      1.058          1.079              --
                                                       2006      1.000          1.058              --

  MSF MFS(R) Total Return Subaccount (Class F)
  (1/70).............................................  2007      1.115          1.141           1,597
                                                       2006      1.000          1.115           1,550

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.050          1.096              --
                                                       2006      0.996          1.050              --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2007      1.067          1.144              --
                                                       2006      1.000          1.067              --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (1/70)........................  2007      1.074          1.114              --
                                                       2006      1.000          1.074              --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (1/70) *......................  2007      0.997          1.023              --
                                                       2006      1.000          0.997              --

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      1.010          1.019              --
                                                       2005      1.000          1.010              --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (7/04).....................................  2006      1.044          1.103              --
                                                       2005      1.000          1.044              --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (9/03)......................................  2007      0.983          1.002              --
                                                       2006      0.993          0.983              --
                                                       2005      1.000          0.993              --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.022          1.092              --
                                                       2006      1.002          1.022              --
                                                       2005      1.000          1.002              --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.80% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (6/03).........................................  2007      1.380          1.493              --
                                                       2006      1.100          1.380              --
                                                       2005      1.000          1.100              --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (6/03).............................................  2007      1.218          1.300              --
                                                       2006      1.057          1.218           1,417
                                                       2005      1.000          1.057             753

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (11/03)............................................  2006      1.084          1.153              --
                                                       2005      1.000          1.084              --

  Travelers Convertible Securities Subaccount
  (7/03).............................................  2006      1.001          1.066              --
                                                       2005      1.000          1.001              --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.097          1.198              --
                                                       2005      1.000          1.097              --

  Travelers Equity Income Subaccount (7/03)..........  2006      1.032          1.084              --
                                                       2005      1.000          1.032              --

  Travelers Federated High Yield Subaccount (9/03)...  2006      1.001          1.026              --
                                                       2005      1.000          1.001              --

  Travelers Federated Stock Subaccount (6/03)........  2006      1.034          1.070              --
                                                       2005      1.000          1.034              --

  Travelers Large Cap Subaccount (9/03)..............  2006      1.078          1.111              --
                                                       2005      1.000          1.078              --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (7/05)..................................  2006      1.072          1.139              --
                                                       2005      1.020          1.072          12,258

  Travelers Managed Allocation Series: Conservative
  Subaccount (10/05).................................  2006      1.013          1.016              --
                                                       2005      1.000          1.013              --

  Travelers Managed Allocation Series: Moderate
  Subaccount (7/05)..................................  2006      1.030          1.066              --
                                                       2005      1.000          1.030              --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/70).......................  2006      1.032          1.075              --
                                                       2005      1.000          1.032              --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.80% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (1/70).....................  2006      1.034          1.054              --
                                                       2005      1.000          1.034              --

  Travelers Mercury Large Cap Core Subaccount
  (7/03).............................................  2006      1.093          1.160              --
                                                       2005      1.000          1.093              --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.049          1.109              --
                                                       2005      1.000          1.049              --

  Travelers MFS(R) Total Return Subaccount (5/03)....  2006      1.012          1.044              --
                                                       2005      1.000          1.012             781

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.039          1.122              --
                                                       2005      1.000          1.039              --

  Travelers Mondrian International Stock Subaccount
  (8/03).............................................  2006      1.072          1.230              --
                                                       2005      1.000          1.072              --

  Travelers Pioneer Fund Subaccount (4/03)...........  2006      1.048          1.111              --
                                                       2005      1.000          1.048              --

  Travelers Pioneer Mid Cap Value Subaccount (8/05)..  2006      1.008          1.060              --
                                                       2005      1.000          1.008              --

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.010          1.019              --
                                                       2005      1.000          1.010              --

  Travelers Quality Bond Subaccount (8/03)...........  2006      0.993          0.983              --
                                                       2005      1.000          0.993              --

  Travelers Strategic Equity Subaccount (7/03).......  2006      1.047          1.092              --
                                                       2005      1.000          1.047              --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (7/05)..................................  2006      1.020          1.173              --
                                                       2005      1.000          1.020              --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (7/05)..................................  2006      0.977          1.120              --
                                                       2005      1.000          0.977              --

  Travelers U.S. Government Securities Subaccount
  (8/04).............................................  2006      1.001          0.964              --
                                                       2005      1.000          1.001              --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2007      1.177          1.129           1,038
                                                       2006      1.032          1.177             982
                                                       2005      1.000          1.032             517

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.80% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Van Kampen LIT Enterprise Subaccount (Class II)
  (1/04).............................................  2007      1.128          1.245              --
                                                       2006      1.075          1.128              --
                                                       2005      1.000          1.075              --




            PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT CHARGES 1.85%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (10/03)..................................  2006      1.372          1.338                --
                                                       2005      1.217          1.372            21,531
                                                       2004      1.144          1.217            21,531
                                                       2003      1.000          1.144            21,531

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2007      1.943          2.191           189,451
                                                       2006      1.644          1.943           221,402
                                                       2005      1.468          1.644           203,231
                                                       2004      1.317          1.468           149,448
                                                       2003      1.000          1.317                --

  American Funds Growth Subaccount (Class 2) (6/03)..  2007      1.713          1.889         1,035,305
                                                       2006      1.583          1.713         1,143,616
                                                       2005      1.388          1.583         1,142,869
                                                       2004      1.257          1.388           906,086
                                                       2003      1.000          1.257            53,198

  American Funds Growth-Income Subaccount (Class 2)
  (6/03).............................................  2007      1.597          1.646         1,111,600
                                                       2006      1.412          1.597         1,229,681
                                                       2005      1.359          1.412         1,273,647
                                                       2004      1.254          1.359           946,118
                                                       2003      1.000          1.254            49,264

Capital Appreciation Fund
  Capital Appreciation Fund (10/03)..................  2006      1.653          1.634                --
                                                       2005      1.425          1.653            40,076
                                                       2004      1.214          1.425            25,833
                                                       2003      1.000          1.214                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.712          2.229                --
                                                       2005      1.627          1.712           212,500
                                                       2004      1.262          1.627           172,018
                                                       2003      1.000          1.262            45,052

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2007      1.413          1.486            24,300
                                                       2006      1.235          1.413            24,322
                                                       2005      1.206          1.235            23,679
                                                       2004      1.169          1.206            22,394
                                                       2003      1.000          1.169            21,793

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/03).....................................  2007      1.483          1.294           153,358
                                                       2006      1.455          1.483           153,319
                                                       2005      1.401          1.455           152,580
                                                       2004      1.282          1.401           109,418
                                                       2003      1.000          1.282            38,167

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.308          1.421                --
                                                       2005      1.209          1.308           171,237
                                                       2004      1.078          1.209            94,261
                                                       2003      1.000          1.078                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.305          1.453                --
                                                       2005      1.207          1.305           121,514
                                                       2004      1.072          1.207           107,614
                                                       2003      1.000          1.072                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/03).............................................  2007      1.752          2.018           175,597
                                                       2006      1.602          1.752           190,461
                                                       2005      1.399          1.602           161,829
                                                       2004      1.237          1.399           115,023
                                                       2003      1.000          1.237             1,947

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (6/03)...........................  2007      1.557          1.631             2,824
                                                       2006      1.394          1.557                --
                                                       2005      1.176          1.394                --
                                                       2004      1.183          1.176                --
                                                       2003      1.000          1.183                --

  VIP Mid Cap Subaccount (Service Class 2) (6/03)....  2007      2.203          2.494           179,228
                                                       2006      1.997          2.203           198,821
                                                       2005      1.723          1.997           228,557
                                                       2004      1.408          1.723           161,983
                                                       2003      1.000          1.408            18,696

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.446          1.680                --
                                                       2005      1.332          1.446           226,330
                                                       2004      1.205          1.332           156,958
                                                       2003      1.000          1.205            11,224

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (7/03)........................  2007      2.843          3.594            40,616
                                                       2006      2.261          2.843            39,584
                                                       2005      1.807          2.261            36,919
                                                       2004      1.476          1.807            30,080
                                                       2003      1.000          1.476             2,147

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      2.004          2.271            78,110
                                                       2006      1.681          2.004            81,586
                                                       2005      1.554          1.681            77,833
                                                       2004      1.335          1.554            31,291
                                                       2003      1.213          1.335                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.613          1.929                --
                                                       2005      1.509          1.613           232,706
                                                       2004      1.325          1.509           139,778
                                                       2003      1.000          1.325             7,958

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.055          1.078                --
                                                       2005      1.061          1.055           190,411
                                                       2004      0.991          1.061           170,089

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (7/03).............................................  2006      1.227          1.267                --
                                                       2005      1.161          1.227             5,484
                                                       2004      1.092          1.161             5,484
                                                       2003      1.000          1.092                --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (12/03)...........................  2007      1.535          1.834                --
                                                       2006      1.471          1.535                --
                                                       2005      1.334          1.471                --
                                                       2004      1.190          1.334                --
                                                       2003      1.000          1.190                --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Technology Subaccount (Service
  Shares) (11/03)....................................  2007      1.583          1.891             6,694
                                                       2006      1.496          1.583             4,106
                                                       2005      1.366          1.496             4,282
                                                       2004      1.383          1.366             4,212
                                                       2003      1.000          1.383                --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (7/03).....................................  2007      1.541          1.654            13,773
                                                       2006      1.331          1.541            14,793
                                                       2005      1.284          1.331            14,000
                                                       2004      1.251          1.284            13,137
                                                       2003      1.000          1.251             4,709

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (10/03).....  2006      1.533          1.717                --
                                                       2005      1.502          1.533            38,722
                                                       2004      1.332          1.502            17,540
                                                       2003      1.000          1.332                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.641          1.580           157,063

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.519          1.569                --

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.514          1.559           303,466
                                                       2006      1.340          1.514           319,373
                                                       2005      1.309          1.340           328,028
                                                       2004      1.210          1.309           335,639
                                                       2003      1.000          1.210           132,206

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.712          1.636           122,206

  LMPVET Investors Subaccount (Class I) (7/03).......  2007      1.673          1.706           136,264
                                                       2006      1.441          1.673           159,022
                                                       2005      1.378          1.441           168,014
                                                       2004      1.272          1.378           161,246
                                                       2003      1.000          1.272            72,552

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.407          1.407            84,731

  LMPVET Small Cap Growth Subaccount (Class I)
  (8/03).............................................  2007      1.839          1.985           134,812
                                                       2006      1.661          1.839           137,060
                                                       2005      1.613          1.661           140,022
                                                       2004      1.427          1.613           100,647
                                                       2003      1.000          1.427            42,389

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Social Awareness Subaccount (9/04)..........  2007      1.131          1.231                --
                                                       2006      1.070          1.131                --
                                                       2005      1.044          1.070                --
                                                       2004      0.924          1.044                --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (12/03)...  2007      1.018          1.013             5,099
                                                       2006      0.996          1.018             5,078
                                                       2005      0.991          0.996             5,058
                                                       2004      0.998          0.991             4,481
                                                       2003      1.000          0.998                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (8/03).........  2007      1.647          1.727                --
                                                       2006      1.421          1.647           124,578
                                                       2005      1.391          1.421           127,836
                                                       2004      1.308          1.391           125,494
                                                       2003      1.000          1.308            18,909

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/03).............................................  2007      1.362          1.417                --
                                                       2006      1.331          1.362            82,732
                                                       2005      1.288          1.331            81,904
                                                       2004      1.306          1.288            34,345
                                                       2003      1.000          1.306             7,268

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (7/03).............................................  2007      1.601          1.656                --
                                                       2006      1.469          1.601           162,013
                                                       2005      1.361          1.469           159,806
                                                       2004      1.271          1.361           118,346
                                                       2003      1.000          1.271            28,519

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2007      1.465          1.529                --
                                                       2006      1.327          1.465                --
                                                       2005      1.305          1.327                --
                                                       2004      1.226          1.305                --
                                                       2003      1.000          1.226                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (8/03).............................................  2007      1.601          1.663                --
                                                       2006      1.391          1.601           253,456
                                                       2005      1.372          1.391           259,387
                                                       2004      1.241          1.372           188,037
                                                       2003      1.000          1.241            16,267

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (6/03).............................................  2007      1.790          1.971                --
                                                       2006      1.625          1.790           190,620
                                                       2005      1.529          1.625           236,390
                                                       2004      1.256          1.529           209,822
                                                       2003      1.000          1.256            23,535

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.080          1.113                --
                                                       2005      1.059          1.080           104,620
                                                       2004      0.999          1.059           109,870

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (1/70)..........................................  2007      1.698          1.768           126,062
                                                       2006      1.000          1.698           131,042

  MIST BlackRock High Yield Subaccount (Class A)
  (1/70) *...........................................  2007      1.302          1.313           287,177
                                                       2006      1.000          1.302           138,504

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2007      1.627          1.705                --
                                                       2006      1.000          1.627           111,494

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.690          1.700           103,063

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.192          1.158                --
                                                       2006      1.000          1.192                --

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2007      1.949          1.897           116,766
                                                       2006      1.000          1.949           115,045

  MIST Janus Forty Subaccount (Class A) (1/70).......  2007      1.673          2.142            41,245
                                                       2006      1.000          1.673            48,445

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.215          1.075                --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (1/70)...................................  2007      1.175          1.226            82,030
                                                       2006      1.000          1.175            82,008

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (1/70)..........................................  2007      1.304          1.368            37,327
                                                       2006      1.000          1.304            37,064

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70) *.................................  2007      1.076          1.098           659,851
                                                       2006      1.000          1.076           388,115

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70) *...........................................  2007      1.070          1.057           284,716
                                                       2006      1.000          1.070                --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2007      1.433          1.574            18,679
                                                       2006      1.000          1.433            19,262

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2007      1.162          1.270                --
                                                       2006      1.000          1.162                --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      2.188          2.294            39,743

  MIST MFS(R) Value Subaccount (Class A) (1/70)......  2007      1.381          1.459            45,391
                                                       2006      1.000          1.381            18,848

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/07)..........................................  2007      1.218          1.019           333,276
                                                       2006      1.000          1.218           322,183

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.132          1.197            83,094

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2007      1.536          1.583             3,405
                                                       2006      1.000          1.536             3,409

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.114          1.229                --
                                                       2006      1.000          1.114                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2007      1.151          1.205            63,618
                                                       2006      1.000          1.151            74,001

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70) *........................................  2007      1.027          0.978           352,914
                                                       2006      1.000          1.027           206,695

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2007      1.494          1.766            66,261
                                                       2006      1.000          1.494            66,494

  MSF BlackRock Bond Income Subaccount (Class A)
  (1/70).............................................  2007      1.053          1.098           106,819
                                                       2006      1.000          1.053           107,985

  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.023          1.055           517,156
                                                       2006      1.000          1.023           277,205

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2007      1.379          1.407           131,493
                                                       2006      1.000          1.379           133,617

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2007      1.466          1.498           164,895
                                                       2006      1.000          1.466           181,470

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.059          1.073                --
                                                       2006      1.000          1.059                --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (1/70)...................................  2007      1.041          1.079                --
                                                       2006      1.000          1.041                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (1/70)........................  2007      1.047          1.078                --
                                                       2006      1.000          1.047                --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.053          1.078                --
                                                       2006      1.000          1.053                --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (1/70)........................  2007      1.058          1.078                --
                                                       2006      1.000          1.058                --

  MSF MFS(R) Total Return Subaccount (Class F)
  (1/70).............................................  2007      1.368          1.399           395,298
                                                       2006      1.000          1.368           412,555

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.049          1.095           559,814
                                                       2006      0.996          1.049           626,421

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2007      1.067          1.143            29,418
                                                       2006      1.000          1.067            29,418

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (1/70)........................  2007      1.143          1.186                --
                                                       2006      1.000          1.143           179,727

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (1/70) *......................  2007      1.065          1.092            12,146
                                                       2006      1.000          1.065            11,821

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      0.994          1.002                --
                                                       2005      0.984          0.994            43,974
                                                       2004      0.992          0.984            36,220
                                                       2003      1.000          0.992                --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (7/04).....................................  2006      1.091          1.152                --
                                                       2005      1.051          1.091            55,601
                                                       2004      0.978          1.051            28,670

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (9/03)......................................  2007      1.107          1.128                --
                                                       2006      1.119          1.107           110,141
                                                       2005      1.117          1.119           107,978
                                                       2004      1.045          1.117            75,765
                                                       2003      1.000          1.045                --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.067          1.139           495,356
                                                       2006      1.047          1.067           439,809
                                                       2005      1.041          1.047           433,544
                                                       2004      1.011          1.041           332,672
                                                       2003      1.000          1.011            85,993

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (6/03).........................................  2007      2.034          2.200                --
                                                       2006      1.622          2.034            40,574
                                                       2005      1.473          1.622            41,695
                                                       2004      1.291          1.473            42,749
                                                       2003      1.000          1.291            18,770

  Putnam VT Small Cap Value Subaccount (Class IB)
  (6/03).............................................  2007      2.139          2.283                --
                                                       2006      1.858          2.139           103,718
                                                       2005      1.768          1.858           102,688
                                                       2004      1.427          1.768            75,102
                                                       2003      1.000          1.427                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (11/03)............................................  2006      1.365          1.453                --
                                                       2005      1.279          1.365            18,892
                                                       2004      1.224          1.279             9,313
                                                       2003      1.000          1.224                --

  Travelers Convertible Securities Subaccount
  (7/03).............................................  2006      1.170          1.247                --
                                                       2005      1.188          1.170            52,122
                                                       2004      1.139          1.188            43,059
                                                       2003      1.000          1.139             7,528

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.637          1.786                --
                                                       2005      1.483          1.637           134,671
                                                       2004      1.297          1.483           128,859
                                                       2003      1.000          1.297            13,688

  Travelers Equity Income Subaccount (7/03)..........  2006      1.364          1.432                --
                                                       2005      1.330          1.364           183,501
                                                       2004      1.233          1.330           158,224
                                                       2003      1.000          1.233            20,772

  Travelers Federated High Yield Subaccount (9/03)...  2006      1.207          1.237                --
                                                       2005      1.199          1.207           145,289
                                                       2004      1.107          1.199           120,456
                                                       2003      1.000          1.107            45,803

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Federated Stock Subaccount (6/03)........  2006      1.401          1.450                --
                                                       2005      1.355          1.401            35,349
                                                       2004      1.249          1.355            88,981
                                                       2003      1.000          1.249                --

  Travelers Large Cap Subaccount (9/03)..............  2006      1.324          1.363                --
                                                       2005      1.241          1.324           127,209
                                                       2004      1.186          1.241           118,688
                                                       2003      1.000          1.186            51,004

  Travelers Managed Allocation Series: Aggressive
  Subaccount (7/05)..................................  2006      1.072          1.139                --
                                                       2005      1.020          1.072                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (10/05).................................  2006      1.013          1.016                --
                                                       2005      1.000          1.013                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (7/05)..................................  2006      1.029          1.065                --
                                                       2005      1.000          1.029                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/70).......................  2006      1.031          1.075                --
                                                       2005      1.000          1.031                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (1/70).....................  2006      1.034          1.053                --
                                                       2005      1.000          1.034                --

  Travelers Mercury Large Cap Core Subaccount
  (7/03).............................................  2006      1.451          1.539                --
                                                       2005      1.319          1.451           114,623
                                                       2004      1.159          1.319           116,929
                                                       2003      1.000          1.159                --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.450          1.533                --
                                                       2005      1.433          1.450            65,931
                                                       2004      1.280          1.433            39,384
                                                       2003      1.000          1.280            10,082

  Travelers MFS(R) Total Return Subaccount (5/03)....  2006      1.243          1.282                --
                                                       2005      1.230          1.243           569,608
                                                       2004      1.124          1.230           414,664
                                                       2003      1.000          1.124           231,203

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.159          1.252                --
                                                       2005      1.109          1.159            18,855
                                                       2004      0.977          1.109            18,861

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (8/03).............................................  2006      1.544          1.772                --
                                                       2005      1.436          1.544            58,937
                                                       2004      1.264          1.436            55,863
                                                       2003      1.000          1.264                --

  Travelers Pioneer Fund Subaccount (4/03)...........  2006      1.350          1.431                --
                                                       2005      1.297          1.350             3,412
                                                       2004      1.189          1.297             3,416
                                                       2003      1.000          1.189                --

  Travelers Pioneer Mid Cap Value Subaccount (8/05)..  2006      1.008          1.060                --
                                                       2005      1.000          1.008                --

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.103          1.113                --
                                                       2005      1.084          1.103            74,459
                                                       2004      0.979          1.084            52,334

  Travelers Quality Bond Subaccount (8/03)...........  2006      1.025          1.015                --
                                                       2005      1.027          1.025           105,771
                                                       2004      1.013          1.027            86,898
                                                       2003      1.000          1.013             4,955

  Travelers Strategic Equity Subaccount (7/03).......  2006      1.329          1.386                --
                                                       2005      1.327          1.329             5,475
                                                       2004      1.226          1.327            10,950
                                                       2003      1.000          1.226            10,950

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (7/05)..................................  2006      1.019          1.173                --
                                                       2005      1.000          1.019                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (7/05)..................................  2006      0.977          1.120                --
                                                       2005      1.000          0.977                --

  Travelers U.S. Government Securities Subaccount
  (8/04).............................................  2006      1.070          1.031                --
                                                       2005      1.045          1.070           118,408
                                                       2004      1.007          1.045           116,718

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2007      1.689          1.620           161,132
                                                       2006      1.483          1.689           180,598
                                                       2005      1.451          1.483           179,991
                                                       2004      1.259          1.451           125,674
                                                       2003      1.000          1.259             1,953

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Van Kampen LIT Enterprise Subaccount (Class II)
  (1/04).............................................  2007      1.341          1.480                --
                                                       2006      1.279          1.341                --
                                                       2005      1.208          1.279                --
                                                       2004      1.185          1.208                --
                                                       2003      1.000          1.185                --




            PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT CHARGES 1.90%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (10/03)..................................  2006      1.260          1.229               --
                                                       2005      1.119          1.260               --
                                                       2004      1.052          1.119               --
                                                       2003      1.025          1.052               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2007      1.641          1.849               --
                                                       2006      1.389          1.641               --
                                                       2005      1.241          1.389               --
                                                       2004      1.114          1.241               --
                                                       2003      1.000          1.114               --

  American Funds Growth Subaccount (Class 2) (6/03)..  2007      1.480          1.631               --
                                                       2006      1.368          1.480               --
                                                       2005      1.200          1.368               --
                                                       2004      1.087          1.200               --
                                                       2003      1.000          1.087               --

  American Funds Growth-Income Subaccount (Class 2)
  (6/03).............................................  2007      1.395          1.438               --
                                                       2006      1.234          1.395               --
                                                       2005      1.188          1.234               --
                                                       2004      1.097          1.188               --
                                                       2003      1.000          1.097               --

Capital Appreciation Fund
  Capital Appreciation Fund (10/03)..................  2006      1.494          1.477               --
                                                       2005      1.288          1.494               --
                                                       2004      1.098          1.288               --
                                                       2003      1.052          1.098               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.508          1.963               --
                                                       2005      1.434          1.508               --
                                                       2004      1.113          1.434               --
                                                       2003      1.000          1.113               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2007      1.311          1.378               --
                                                       2006      1.147          1.311               --
                                                       2005      1.120          1.147               --
                                                       2004      1.087          1.120               --
                                                       2003      1.000          1.087               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/03).....................................  2007      1.237          1.080               --
                                                       2006      1.215          1.237               --
                                                       2005      1.171          1.215               --
                                                       2004      1.072          1.171               --
                                                       2003      1.000          1.072               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.306          1.419               --
                                                       2005      1.208          1.306               --
                                                       2004      1.078          1.208               --
                                                       2003      1.034          1.078               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.304          1.452               --
                                                       2005      1.206          1.304               --
                                                       2004      1.072          1.206               --
                                                       2003      1.034          1.072               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/03).............................................  2007      1.550          1.784               --
                                                       2006      1.418          1.550               --
                                                       2005      1.239          1.418               --
                                                       2004      1.096          1.239               --
                                                       2003      1.000          1.096               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (6/03)...........................  2007      1.420          1.487               --
                                                       2006      1.272          1.420               --
                                                       2005      1.074          1.272               --
                                                       2004      1.081          1.074               --
                                                       2003      1.000          1.081               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Mid Cap Subaccount (Service Class 2) (6/03)....  2007      1.783          2.017               --
                                                       2006      1.616          1.783               --
                                                       2005      1.396          1.616               --
                                                       2004      1.141          1.396               --
                                                       2003      1.000          1.141               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.315          1.527               --
                                                       2005      1.212          1.315               --
                                                       2004      1.097          1.212               --
                                                       2003      1.000          1.097               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (7/03)........................  2007      2.294          2.899               --
                                                       2006      1.825          2.294               --
                                                       2005      1.460          1.825               --
                                                       2004      1.193          1.460               --
                                                       2003      1.000          1.193               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      1.667          1.888           51,119
                                                       2006      1.399          1.667           54,400
                                                       2005      1.294          1.399           59,262
                                                       2004      1.113          1.294           62,699
                                                       2003      1.000          1.113               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.351          1.614               --
                                                       2005      1.264          1.351               --
                                                       2004      1.111          1.264               --
                                                       2003      1.000          1.111               --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.054          1.077               --
                                                       2005      1.060          1.054               --
                                                       2004      0.991          1.060               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (7/03).............................................  2006      1.188          1.226               --
                                                       2005      1.125          1.188               --
                                                       2004      1.059          1.125               --
                                                       2003      1.000          1.059               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (12/03)...........................  2007      1.359          1.622               --
                                                       2006      1.302          1.359               --
                                                       2005      1.181          1.302               --
                                                       2004      1.054          1.181               --
                                                       2003      1.037          1.054               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (11/03)....................................  2007      1.238          1.478               --
                                                       2006      1.170          1.238               --
                                                       2005      1.069          1.170               --
                                                       2004      1.083          1.069               --
                                                       2003      1.049          1.083               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (7/03).....................................  2007      1.359          1.459               --
                                                       2006      1.175          1.359               --
                                                       2005      1.134          1.175               --
                                                       2004      1.106          1.134               --
                                                       2003      1.000          1.106               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (10/03).....  2006      1.267          1.418               --
                                                       2005      1.242          1.267               --
                                                       2004      1.102          1.242               --
                                                       2003      1.003          1.102               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.390          1.337               --

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.344          1.389               --

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.367          1.407               --
                                                       2006      1.210          1.367               --
                                                       2005      1.183          1.210               --
                                                       2004      1.093          1.183               --
                                                       2003      1.000          1.093               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.449          1.385               --

  LMPVET Investors Subaccount (Class I) (7/03).......  2007      1.467          1.495               --
                                                       2006      1.264          1.467               --
                                                       2005      1.209          1.264               --
                                                       2004      1.117          1.209               --
                                                       2003      1.000          1.117               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.183          1.182               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (8/03).............................................  2007      1.433          1.546               --
                                                       2006      1.295          1.433               --
                                                       2005      1.258          1.295               --
                                                       2004      1.114          1.258               --
                                                       2003      1.000          1.114               --

  LMPVET Social Awareness Subaccount (9/04)..........  2007      1.130          1.229               --
                                                       2006      1.069          1.130               --
                                                       2005      1.044          1.069               --
                                                       2004      0.924          1.044               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (12/03)...  2007      1.016          1.010               --
                                                       2006      0.995          1.016               --
                                                       2005      0.990          0.995               --
                                                       2004      0.998          0.990               --
                                                       2003      0.997          0.998               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (8/03).........  2007      1.395          1.462               --
                                                       2006      1.204          1.395               --
                                                       2005      1.179          1.204               --
                                                       2004      1.109          1.179               --
                                                       2003      1.000          1.109               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/03).............................................  2007      1.144          1.191               --
                                                       2006      1.119          1.144               --
                                                       2005      1.084          1.119               --
                                                       2004      1.099          1.084               --
                                                       2003      0.983          1.099               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (7/03).............................................  2007      1.356          1.403               --
                                                       2006      1.244          1.356               --
                                                       2005      1.154          1.244               --
                                                       2004      1.078          1.154               --
                                                       2003      1.000          1.078               --

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2007      1.297          1.353               --
                                                       2006      1.176          1.297               --
                                                       2005      1.156          1.176               --
                                                       2004      1.087          1.156               --
                                                       2003      1.000          1.087               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (8/03).............................................  2007      1.428          1.483               --
                                                       2006      1.241          1.428               --
                                                       2005      1.225          1.241               --
                                                       2004      1.109          1.225               --
                                                       2003      1.000          1.109               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (6/03).............................................  2007      1.571          1.730               --
                                                       2006      1.426          1.571               --
                                                       2005      1.343          1.426               --
                                                       2004      1.104          1.343               --
                                                       2003      1.000          1.104               --

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.079          1.112               --
                                                       2005      1.059          1.079               --
                                                       2004      0.999          1.059               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (1/70)..........................................  2007      1.439          1.497               --
                                                       2006      1.000          1.439               --

  MIST BlackRock High Yield Subaccount (Class A)
  (1/70) *...........................................  2007      1.237          1.248               --
                                                       2006      1.000          1.237               --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2007      1.483          1.554               --
                                                       2006      1.000          1.483               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.541          1.549               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.191          1.157               --
                                                       2006      1.000          1.191               --

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2007      1.739          1.691               --
                                                       2006      1.000          1.739               --

  MIST Janus Forty Subaccount (Class A) (1/70).......  2007      1.511          1.934               --
                                                       2006      1.000          1.511               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.214          1.073               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (1/70)...................................  2007      1.173          1.224               --
                                                       2006      1.000          1.173               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (1/70)..........................................  2007      1.229          1.288               --
                                                       2006      1.000          1.229               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70) *.................................  2007      1.075          1.097               --
                                                       2006      1.000          1.075               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70) *...........................................  2007      1.070          1.056               --
                                                       2006      1.000          1.070               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2007      1.263          1.387               --
                                                       2006      1.000          1.263               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2007      1.161          1.269               --
                                                       2006      1.000          1.161               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      1.915          2.007               --

  MIST MFS(R) Value Subaccount (Class A) (1/70)......  2007      1.379          1.456               --
                                                       2006      1.000          1.379               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/07)..........................................  2007      1.218          1.018               --
                                                       2006      1.000          1.218               --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.114          1.178               --

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2007      1.411          1.453               --
                                                       2006      1.000          1.411               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.113          1.228               --
                                                       2006      1.000          1.113               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2007      1.149          1.202               --
                                                       2006      1.000          1.149               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70) *........................................  2007      1.027          0.977               --
                                                       2006      1.000          1.027               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2007      1.235          1.459               --
                                                       2006      1.000          1.235               --

  MSF BlackRock Bond Income Subaccount (Class A)
  (1/70).............................................  2007      1.051          1.096               --
                                                       2006      1.000          1.051               --

  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.025          1.057           21,980
                                                       2006      1.000          1.025            1,312

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2007      1.255          1.279               --
                                                       2006      1.000          1.255               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2007      1.308          1.336               --
                                                       2006      1.000          1.308               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.058          1.072               --
                                                       2006      1.000          1.058               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (1/70)...................................  2007      1.041          1.078               --
                                                       2006      1.000          1.041               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (1/70)........................  2007      1.047          1.077               --
                                                       2006      1.000          1.047               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.052          1.077               --
                                                       2006      1.000          1.052               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (1/70)........................  2007      1.057          1.077               --
                                                       2006      1.000          1.057               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (1/70).............................................  2007      1.289          1.317               --
                                                       2006      1.000          1.289               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.049          1.094               --
                                                       2006      0.996          1.049               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2007      1.067          1.142               --
                                                       2006      1.000          1.067               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (1/70)........................  2007      1.142          1.184               --
                                                       2006      1.000          1.142               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (1/70) *......................  2007      1.063          1.090               --
                                                       2006      1.000          1.063               --

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      0.997          1.005               --
                                                       2005      0.988          0.997            1,251
                                                       2004      0.996          0.988            1,115
                                                       2003      1.000          0.996               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (7/04).....................................  2006      1.090          1.151               --
                                                       2005      1.051          1.090               --
                                                       2004      0.978          1.051               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (9/03)......................................  2007      1.089          1.110               --
                                                       2006      1.102          1.089               --
                                                       2005      1.100          1.102               --
                                                       2004      1.030          1.100               --
                                                       2003      0.997          1.030               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.066          1.137               --
                                                       2006      1.046          1.066               --
                                                       2005      1.041          1.046               --
                                                       2004      1.011          1.041               --
                                                       2003      1.000          1.011               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (6/03).........................................  2007      1.780          1.926               --
                                                       2006      1.421          1.780               --
                                                       2005      1.290          1.421               --
                                                       2004      1.132          1.290               --
                                                       2003      1.000          1.132               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (6/03).............................................  2007      1.725          1.840               --
                                                       2006      1.498          1.725               --
                                                       2005      1.427          1.498               --
                                                       2004      1.152          1.427               --
                                                       2003      1.000          1.152               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (11/03)............................................  2006      1.205          1.281               --
                                                       2005      1.129          1.205               --
                                                       2004      1.080          1.129               --
                                                       2003      1.055          1.080               --

  Travelers Convertible Securities Subaccount
  (7/03).............................................  2006      1.104          1.175               --
                                                       2005      1.121          1.104               --
                                                       2004      1.075          1.121               --
                                                       2003      1.000          1.075               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.388          1.514               --
                                                       2005      1.258          1.388               --
                                                       2004      1.101          1.258               --
                                                       2003      1.000          1.101               --

  Travelers Equity Income Subaccount (7/03)..........  2006      1.217          1.278               --
                                                       2005      1.187          1.217               --
                                                       2004      1.101          1.187               --
                                                       2003      1.000          1.101               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Federated High Yield Subaccount (9/03)...  2006      1.148          1.176               --
                                                       2005      1.141          1.148               --
                                                       2004      1.054          1.141               --
                                                       2003      1.000          1.054               --

  Travelers Federated Stock Subaccount (6/03)........  2006      1.265          1.309               --
                                                       2005      1.224          1.265               --
                                                       2004      1.129          1.224               --
                                                       2003      1.000          1.129               --

  Travelers Large Cap Subaccount (9/03)..............  2006      1.205          1.240               --
                                                       2005      1.130          1.205               --
                                                       2004      1.081          1.130               --
                                                       2003      1.000          1.081               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (7/05)..................................  2006      1.072          1.138               --
                                                       2005      1.019          1.072               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (10/05).................................  2006      1.013          1.016               --
                                                       2005      1.000          1.013               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (7/05)..................................  2006      1.029          1.065               --
                                                       2005      1.000          1.029               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/70).......................  2006      1.031          1.075               --
                                                       2005      1.000          1.031               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (1/70).....................  2006      1.034          1.053               --
                                                       2005      1.000          1.034               --

  Travelers Mercury Large Cap Core Subaccount
  (7/03).............................................  2006      1.323          1.404               --
                                                       2005      1.204          1.323               --
                                                       2004      1.058          1.204               --
                                                       2003      1.000          1.058               --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.199          1.267               --
                                                       2005      1.186          1.199               --
                                                       2004      1.059          1.186               --
                                                       2003      1.000          1.059               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Total Return Subaccount (5/03)....  2006      1.172          1.208               --
                                                       2005      1.160          1.172               --
                                                       2004      1.060          1.160               --
                                                       2003      1.000          1.060               --

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.158          1.251               --
                                                       2005      1.109          1.158               --
                                                       2004      0.977          1.109               --

  Travelers Mondrian International Stock Subaccount
  (8/03).............................................  2006      1.378          1.581               --
                                                       2005      1.282          1.378               --
                                                       2004      1.129          1.282               --
                                                       2003      1.000          1.129               --

  Travelers Pioneer Fund Subaccount (4/03)...........  2006      1.240          1.315               --
                                                       2005      1.193          1.240               --
                                                       2004      1.094          1.193               --
                                                       2003      1.000          1.094               --

  Travelers Pioneer Mid Cap Value Subaccount (8/05)..  2006      1.008          1.060               --
                                                       2005      1.000          1.008               --

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.102          1.112               --
                                                       2005      1.083          1.102               --
                                                       2004      0.979          1.083               --

  Travelers Quality Bond Subaccount (8/03)...........  2006      1.024          1.014               --
                                                       2005      1.027          1.024               --
                                                       2004      1.013          1.027               --
                                                       2003      1.000          1.013               --

  Travelers Strategic Equity Subaccount (7/03).......  2006      1.157          1.206               --
                                                       2005      1.156          1.157               --
                                                       2004      1.069          1.156               --
                                                       2003      1.000          1.069               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (7/05)..................................  2006      1.019          1.172               --
                                                       2005      1.000          1.019               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (7/05)..................................  2006      0.977          1.119               --
                                                       2005      1.000          0.977               --

  Travelers U.S. Government Securities Subaccount
  (8/04).............................................  2006      1.069          1.030               --
                                                       2005      1.044          1.069               --
                                                       2004      1.007          1.044               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2007      1.482          1.420               --
                                                       2006      1.301          1.482               --
                                                       2005      1.274          1.301               --
                                                       2004      1.105          1.274               --
                                                       2003      1.000          1.105               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (1/04).............................................  2007      1.221          1.347               --
                                                       2006      1.165          1.221               --
                                                       2005      1.101          1.165               --
                                                       2004      1.089          1.101               --




            PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT CHARGES 1.95%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (10/03)..................................  2006      1.368          1.333                --
                                                       2005      1.215          1.368            11,871
                                                       2004      1.143          1.215            11,871
                                                       2003      1.000          1.143                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2007      1.936          2.180           541,064
                                                       2006      1.639          1.936           907,945
                                                       2005      1.465          1.639           890,621
                                                       2004      1.316          1.465           724,379
                                                       2003      1.000          1.316           334,172

  American Funds Growth Subaccount (Class 2) (6/03)..  2007      1.707          1.880         2,138,616
                                                       2006      1.579          1.707         3,395,987
                                                       2005      1.386          1.579         3,512,883
                                                       2004      1.256          1.386         2,792,430
                                                       2003      1.000          1.256         1,108,174

  American Funds Growth-Income Subaccount (Class 2)
  (6/03).............................................  2007      1.591          1.639         2,346,046
                                                       2006      1.408          1.591         3,963,367
                                                       2005      1.357          1.408         4,037,531
                                                       2004      1.253          1.357         3,426,738
                                                       2003      1.000          1.253         1,314,244

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (10/03)..................  2006      1.649          1.629                --
                                                       2005      1.422          1.649            61,067
                                                       2004      1.213          1.422            46,310
                                                       2003      1.000          1.213             2,811

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.708          2.221                --
                                                       2005      1.625          1.708           611,999
                                                       2004      1.261          1.625           497,837
                                                       2003      1.000          1.261           150,157

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2007      1.408          1.479            64,763
                                                       2006      1.232          1.408            73,646
                                                       2005      1.204          1.232            71,885
                                                       2004      1.168          1.204            42,223
                                                       2003      1.000          1.168            35,461

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/03).....................................  2007      1.477          1.288           132,169
                                                       2006      1.452          1.477           126,530
                                                       2005      1.399          1.452            99,147
                                                       2004      1.281          1.399            23,233
                                                       2003      1.000          1.281               464

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.305          1.417                --
                                                       2005      1.208          1.305           512,941
                                                       2004      1.078          1.208           390,647
                                                       2003      1.000          1.078                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.302          1.450                --
                                                       2005      1.206          1.302           256,618
                                                       2004      1.071          1.206           181,355
                                                       2003      1.000          1.071                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/03).............................................  2007      1.746          2.008           596,727
                                                       2006      1.598          1.746           670,995
                                                       2005      1.397          1.598           544,815
                                                       2004      1.237          1.397           336,428
                                                       2003      1.000          1.237           101,724

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (6/03)...........................  2007      1.551          1.624                --
                                                       2006      1.390          1.551            10,861
                                                       2005      1.174          1.390            10,861
                                                       2004      1.182          1.174            10,861
                                                       2003      1.000          1.182                --

  VIP Mid Cap Subaccount (Service Class 2) (6/03)....  2007      2.195          2.483           339,676
                                                       2006      1.991          2.195           457,429
                                                       2005      1.720          1.991           458,516
                                                       2004      1.407          1.720           278,559
                                                       2003      1.000          1.407            39,726

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.442          1.674                --
                                                       2005      1.330          1.442           390,353
                                                       2004      1.204          1.330           247,727
                                                       2003      1.000          1.204           111,096

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (7/03)........................  2007      2.833          3.577           154,067
                                                       2006      2.255          2.833           177,466
                                                       2005      1.804          2.255           155,118
                                                       2004      1.475          1.804           103,518
                                                       2003      1.000          1.475            32,338

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      1.996          2.260           338,225
                                                       2006      1.676          1.996           384,846
                                                       2005      1.551          1.676           258,807
                                                       2004      1.335          1.551           177,969
                                                       2003      1.212          1.335                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.609          1.922                --
                                                       2005      1.507          1.609           259,235
                                                       2004      1.324          1.507           237,265
                                                       2003      1.000          1.324            59,268

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.053          1.076                --
                                                       2005      1.060          1.053           150,011
                                                       2004      0.991          1.060            24,059

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (7/03).............................................  2006      1.224          1.263                --
                                                       2005      1.159          1.224            25,253
                                                       2004      1.092          1.159            25,260
                                                       2003      1.000          1.092            24,024

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (12/03)...........................  2007      1.530          1.826            12,822
                                                       2006      1.467          1.530            12,822
                                                       2005      1.332          1.467            12,822
                                                       2004      1.189          1.332            12,822
                                                       2003      1.000          1.189            12,822

  Janus Aspen Global Technology Subaccount (Service
  Shares) (11/03)....................................  2007      1.577          1.882            40,573
                                                       2006      1.492          1.577            41,260
                                                       2005      1.363          1.492            42,686
                                                       2004      1.382          1.363            17,360
                                                       2003      1.000          1.382                --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (7/03).....................................  2007      1.535          1.646                --
                                                       2006      1.327          1.535                --
                                                       2005      1.282          1.327                --
                                                       2004      1.250          1.282                --
                                                       2003      1.000          1.250                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (10/03).....  2006      1.529          1.711                --
                                                       2005      1.499          1.529           218,815
                                                       2004      1.331          1.499           162,415
                                                       2003      1.000          1.331             7,627

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.635          1.573            90,672

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.512          1.562            16,926

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.508          1.552           519,215
                                                       2006      1.336          1.508           661,156
                                                       2005      1.307          1.336           736,008
                                                       2004      1.209          1.307           689,882
                                                       2003      1.000          1.209           286,088

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.705          1.629            95,832

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (7/03).......  2007      1.667          1.698            41,612
                                                       2006      1.437          1.667            51,803
                                                       2005      1.375          1.437            51,059
                                                       2004      1.271          1.375            38,512
                                                       2003      1.000          1.271            22,276

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.402          1.400            72,962

  LMPVET Small Cap Growth Subaccount (Class I)
  (8/03).............................................  2007      1.832          1.976           151,232
                                                       2006      1.656          1.832           174,673
                                                       2005      1.610          1.656           179,850
                                                       2004      1.426          1.610           153,104
                                                       2003      1.000          1.426            27,380

  LMPVET Social Awareness Subaccount (9/04)..........  2007      1.128          1.227            48,291
                                                       2006      1.068          1.128            48,291
                                                       2005      1.043          1.068            48,291
                                                       2004      0.924          1.043                --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (12/03)...  2007      1.015          1.008           123,158
                                                       2006      0.994          1.015           134,938
                                                       2005      0.990          0.994           134,159
                                                       2004      0.998          0.990            41,915
                                                       2003      1.000          0.998                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (8/03).........  2007      1.641          1.720                --
                                                       2006      1.417          1.641           107,036
                                                       2005      1.388          1.417            96,324
                                                       2004      1.307          1.388           157,285
                                                       2003      1.000          1.307            17,869

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/03).............................................  2007      1.357          1.412                --
                                                       2006      1.327          1.357            80,428
                                                       2005      1.286          1.327            80,380
                                                       2004      1.305          1.286            80,391
                                                       2003      1.000          1.305            69,744

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (7/03).............................................  2007      1.595          1.650                --
                                                       2006      1.465          1.595           104,677
                                                       2005      1.359          1.465           101,933
                                                       2004      1.270          1.359            48,065
                                                       2003      1.000          1.270                --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2007      1.459          1.523                --
                                                       2006      1.324          1.459            17,254
                                                       2005      1.303          1.324             5,589
                                                       2004      1.225          1.303             4,814
                                                       2003      1.000          1.225                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (8/03).............................................  2007      1.595          1.656                --
                                                       2006      1.387          1.595           663,993
                                                       2005      1.370          1.387           690,151
                                                       2004      1.240          1.370           373,529
                                                       2003      1.000          1.240             5,171

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (6/03).............................................  2007      1.783          1.963                --
                                                       2006      1.620          1.783           453,233
                                                       2005      1.527          1.620           448,170
                                                       2004      1.255          1.527           184,238
                                                       2003      1.000          1.255            22,815

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.078          1.111                --
                                                       2005      1.058          1.078            61,036
                                                       2004      0.999          1.058             3,257

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (1/70)..........................................  2007      1.692          1.759            21,648
                                                       2006      1.000          1.692            44,949

  MIST BlackRock High Yield Subaccount (Class A)
  (1/70) *...........................................  2007      1.297          1.307           272,430
                                                       2006      1.000          1.297           183,512

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2007      1.621          1.698                --
                                                       2006      1.000          1.621           161,509

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.684          1.692           131,895

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.190          1.155            51,775
                                                       2006      1.000          1.190            51,064

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2007      1.942          1.888           130,613
                                                       2006      1.000          1.942            89,335

  MIST Janus Forty Subaccount (Class A) (1/70).......  2007      1.667          2.132            89,249
                                                       2006      1.000          1.667            75,227

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.213          1.072                --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (1/70)...................................  2007      1.171          1.221            99,065
                                                       2006      1.000          1.171            84,877

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (1/70)..........................................  2007      1.299          1.361           121,539
                                                       2006      1.000          1.299           120,933

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70) *.................................  2007      1.075          1.096         1,593,777
                                                       2006      1.000          1.075           869,427

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70) *...........................................  2007      1.069          1.055           726,696
                                                       2006      1.000          1.069             7,885

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2007      1.428          1.567             9,390
                                                       2006      1.000          1.428            11,464

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2007      1.160          1.267             8,114
                                                       2006      1.000          1.160             7,834

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      2.179          2.283             7,125

  MIST MFS(R) Value Subaccount (Class A) (1/70)......  2007      1.377          1.454           110,235
                                                       2006      1.000          1.377           121,387

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/07)..........................................  2007      1.217          1.017           951,445
                                                       2006      1.000          1.217         1,022,204

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.128          1.191           402,867

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2007      1.531          1.576            32,957
                                                       2006      1.000          1.531            34,679

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.112          1.227                --
                                                       2006      1.000          1.112                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2007      1.148          1.200           241,488
                                                       2006      1.000          1.148           197,450

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70) *........................................  2007      1.026          0.976           765,908
                                                       2006      1.000          1.026           786,231

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2007      1.489          1.758            51,168
                                                       2006      1.000          1.489            63,494

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF BlackRock Bond Income Subaccount (Class A)
  (1/70).............................................  2007      1.049          1.093           360,848
                                                       2006      1.000          1.049           271,695

  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.019          1.050         6,539,378
                                                       2006      1.000          1.019           410,536

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2007      1.374          1.401           110,887
                                                       2006      1.000          1.374           171,147

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2007      1.461          1.491           263,871
                                                       2006      1.000          1.461           280,866

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.058          1.071                --
                                                       2006      1.000          1.058                --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (1/70)...................................  2007      1.040          1.077                --
                                                       2006      1.000          1.040                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (1/70)........................  2007      1.047          1.076                --
                                                       2006      1.000          1.047                --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.052          1.076           109,928
                                                       2006      1.000          1.052           103,264

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (1/70)........................  2007      1.057          1.076                --
                                                       2006      1.000          1.057                --

  MSF MFS(R) Total Return Subaccount (Class F)
  (1/70).............................................  2007      1.363          1.393           823,003
                                                       2006      1.000          1.363           890,651

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.049          1.093           992,060
                                                       2006      0.996          1.049         1,153,094

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2007      1.066          1.141             5,113
                                                       2006      1.000          1.066            16,171

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (1/70)........................  2007      1.140          1.182                --
                                                       2006      1.000          1.140           148,755

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (1/70) *......................  2007      1.062          1.088            21,334
                                                       2006      1.000          1.062            20,856

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      0.991          0.999                --
                                                       2005      0.982          0.991           555,003
                                                       2004      0.992          0.982         1,188,876
                                                       2003      1.000          0.992            90,248

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (7/04).....................................  2006      1.089          1.149                --
                                                       2005      1.050          1.089           122,363
                                                       2004      0.978          1.050             5,752

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (9/03)......................................  2007      1.102          1.123                --
                                                       2006      1.116          1.102           410,148
                                                       2005      1.115          1.116           393,976
                                                       2004      1.044          1.115           184,711
                                                       2003      1.000          1.044            17,217

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.063          1.134           716,995
                                                       2006      1.044          1.063           858,597
                                                       2005      1.039          1.044           853,077
                                                       2004      1.010          1.039           683,510
                                                       2003      1.000          1.010             8,553

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (6/03).........................................  2007      2.026          2.191                --
                                                       2006      1.618          2.026             1,120
                                                       2005      1.470          1.618             2,823
                                                       2004      1.290          1.470             3,230
                                                       2003      1.000          1.290                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (6/03).............................................  2007      2.132          2.274                --
                                                       2006      1.853          2.132            97,634
                                                       2005      1.765          1.853            79,046
                                                       2004      1.426          1.765            32,407
                                                       2003      1.000          1.426                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (11/03)............................................  2006      1.362          1.448                --
                                                       2005      1.277          1.362            24,001
                                                       2004      1.223          1.277            11,734
                                                       2003      1.000          1.223                --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Convertible Securities Subaccount
  (7/03).............................................  2006      1.167          1.243                --
                                                       2005      1.186          1.167           108,317
                                                       2004      1.138          1.186            59,172
                                                       2003      1.000          1.138                --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.632          1.781                --
                                                       2005      1.480          1.632            42,362
                                                       2004      1.296          1.480            42,350
                                                       2003      1.000          1.296             9,293

  Travelers Equity Income Subaccount (7/03)..........  2006      1.360          1.427                --
                                                       2005      1.327          1.360           293,931
                                                       2004      1.232          1.327           305,326
                                                       2003      1.000          1.232            62,666

  Travelers Federated High Yield Subaccount (9/03)...  2006      1.204          1.233                --
                                                       2005      1.197          1.204           185,732
                                                       2004      1.106          1.197           228,788
                                                       2003      1.000          1.106            17,004

  Travelers Federated Stock Subaccount (6/03)........  2006      1.398          1.446                --
                                                       2005      1.353          1.398            50,535
                                                       2004      1.248          1.353            38,606
                                                       2003      1.000          1.248            18,144

  Travelers Large Cap Subaccount (9/03)..............  2006      1.320          1.359                --
                                                       2005      1.239          1.320           130,468
                                                       2004      1.186          1.239           101,643
                                                       2003      1.000          1.186            27,138

  Travelers Managed Allocation Series: Aggressive
  Subaccount (7/05)..................................  2006      1.071          1.138                --
                                                       2005      1.019          1.071                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (10/05).................................  2006      1.013          1.015                --
                                                       2005      1.000          1.013                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (7/05)..................................  2006      1.029          1.064                --
                                                       2005      1.000          1.029                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/70).......................  2006      1.031          1.074                --
                                                       2005      1.000          1.031                --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (1/70).....................  2006      1.033          1.052                --
                                                       2005      1.000          1.033                --

  Travelers Mercury Large Cap Core Subaccount
  (7/03).............................................  2006      1.447          1.534                --
                                                       2005      1.317          1.447           179,103
                                                       2004      1.158          1.317           169,721
                                                       2003      1.000          1.158            19,489

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.446          1.528                --
                                                       2005      1.431          1.446           100,741
                                                       2004      1.279          1.431            60,927
                                                       2003      1.000          1.279            10,971

  Travelers MFS(R) Total Return Subaccount (5/03)....  2006      1.240          1.278                --
                                                       2005      1.228          1.240           841,464
                                                       2004      1.123          1.228           697,939
                                                       2003      1.000          1.123            68,755

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.157          1.249                --
                                                       2005      1.109          1.157            97,222
                                                       2004      0.977          1.109             7,576

  Travelers Mondrian International Stock Subaccount
  (8/03).............................................  2006      1.540          1.766                --
                                                       2005      1.433          1.540           149,933
                                                       2004      1.263          1.433           100,973
                                                       2003      1.000          1.263             8,472

  Travelers Pioneer Fund Subaccount (4/03)...........  2006      1.346          1.427                --
                                                       2005      1.295          1.346            35,336
                                                       2004      1.188          1.295            12,601
                                                       2003      1.000          1.188                --

  Travelers Pioneer Mid Cap Value Subaccount (8/05)..  2006      1.008          1.059                --
                                                       2005      1.000          1.008             7,520

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.101          1.111                --
                                                       2005      1.083          1.101           171,663
                                                       2004      0.979          1.083            44,517

  Travelers Quality Bond Subaccount (8/03)...........  2006      1.022          1.012                --
                                                       2005      1.026          1.022           264,301
                                                       2004      1.013          1.026           383,445
                                                       2003      1.000          1.013             1,178

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (7/03).......  2006      1.326          1.382                --
                                                       2005      1.325          1.326            31,560
                                                       2004      1.225          1.325            28,511
                                                       2003      1.000          1.225            22,609

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (7/05)..................................  2006      1.019          1.172                --
                                                       2005      1.000          1.019             7,500

  Travelers Style Focus Series: Small Cap Value
  Subaccount (7/05)..................................  2006      0.977          1.119                --
                                                       2005      1.000          0.977            19,939

  Travelers U.S. Government Securities Subaccount
  (8/04).............................................  2006      1.068          1.029                --
                                                       2005      1.044          1.068            46,834
                                                       2004      1.007          1.044               504

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2007      1.683          1.612           254,276
                                                       2006      1.479          1.683           363,935
                                                       2005      1.448          1.479           294,679
                                                       2004      1.258          1.448           188,616
                                                       2003      1.000          1.258            74,545

  Van Kampen LIT Enterprise Subaccount (Class II)
  (1/04).............................................  2007      1.336          1.473                --
                                                       2006      1.276          1.336            11,091
                                                       2005      1.206          1.276            23,247
                                                       2004      1.185          1.206            23,247
                                                       2003      1.000          1.185                --




            PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT CHARGES 2.00%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (10/03)..................................  2006      1.194          1.163               --
                                                       2005      1.060          1.194               --
                                                       2004      1.000          1.060               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2007      1.472          1.657               --
                                                       2006      1.247          1.472               --
                                                       2005      1.115          1.247               --
                                                       2004      1.000          1.115               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth Subaccount (Class 2) (6/03)..  2007      1.339          1.474               --
                                                       2006      1.239          1.339               --
                                                       2005      1.088          1.239               --
                                                       2004      1.000          1.088               --

  American Funds Growth-Income Subaccount (Class 2)
  (6/03).............................................  2007      1.250          1.287               --
                                                       2006      1.107          1.250               --
                                                       2005      1.067          1.107               --
                                                       2004      1.000          1.067               --

Capital Appreciation Fund
  Capital Appreciation Fund (10/03)..................  2006      1.357          1.341               --
                                                       2005      1.172          1.357               --
                                                       2004      1.000          1.172               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.355          1.762               --
                                                       2005      1.290          1.355               --
                                                       2004      1.000          1.290               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2007      1.197          1.257               --
                                                       2006      1.048          1.197               --
                                                       2005      1.024          1.048               --
                                                       2004      1.000          1.024               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/03).....................................  2007      1.156          1.008               --
                                                       2006      1.136          1.156               --
                                                       2005      1.096          1.136               --
                                                       2004      1.000          1.096               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.208          1.312               --
                                                       2005      1.119          1.208               --
                                                       2004      1.000          1.119               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.210          1.347               --
                                                       2005      1.121          1.210               --
                                                       2004      1.000          1.121               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/03).............................................  2007      1.385          1.593               --
                                                       2006      1.268          1.385               --
                                                       2005      1.109          1.268               --
                                                       2004      1.000          1.109               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (6/03)...........................  2007      1.375          1.438               --
                                                       2006      1.232          1.375               --
                                                       2005      1.042          1.232               --
                                                       2004      1.000          1.042               --

  VIP Mid Cap Subaccount (Service Class 2) (6/03)....  2007      1.567          1.772               --
                                                       2006      1.422          1.567               --
                                                       2005      1.229          1.422               --
                                                       2004      1.000          1.229               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.195          1.386               --
                                                       2005      1.102          1.195               --
                                                       2004      1.000          1.102               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (7/03)........................  2007      1.982          2.502               --
                                                       2006      1.579          1.982               --
                                                       2005      1.264          1.579               --
                                                       2004      1.000          1.264               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      1.489          1.685           33,197
                                                       2006      1.251          1.489            4,508
                                                       2005      1.158          1.251            4,934
                                                       2004      1.000          1.158               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.197          1.429               --
                                                       2005      1.122          1.197               --
                                                       2004      1.000          1.122               --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.071          1.093               --
                                                       2005      1.078          1.071               --
                                                       2004      1.008          1.078               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (7/03).............................................  2006      1.130          1.165               --
                                                       2005      1.070          1.130               --
                                                       2004      1.000          1.070               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (12/03)...........................  2007      1.194          1.425               --
                                                       2006      1.146          1.194               --
                                                       2005      1.041          1.146               --
                                                       2004      1.000          1.041               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (11/03)....................................  2007      1.219          1.454               --
                                                       2006      1.153          1.219               --
                                                       2005      1.054          1.153               --
                                                       2004      1.000          1.054               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (7/03).....................................  2007      1.303          1.396               --
                                                       2006      1.127          1.303               --
                                                       2005      1.089          1.127               --
                                                       2004      1.000          1.089               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (10/03).....  2006      1.150          1.286               --
                                                       2005      1.128          1.150               --
                                                       2004      1.000          1.128               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.269          1.221               --

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.238          1.278               --

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.236          1.271               --
                                                       2006      1.095          1.236               --
                                                       2005      1.072          1.095               --
                                                       2004      1.000          1.072               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.299          1.241               --

  LMPVET Investors Subaccount (Class I) (7/03).......  2007      1.309          1.333               --
                                                       2006      1.129          1.309               --
                                                       2005      1.082          1.129               --
                                                       2004      1.000          1.082               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.080          1.079               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (8/03).............................................  2007      1.328          1.432               --
                                                       2006      1.201          1.328               --
                                                       2005      1.168          1.201               --
                                                       2004      1.000          1.168               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Social Awareness Subaccount (9/04)..........  2007      1.164          1.265               --
                                                       2006      1.103          1.164               --
                                                       2005      1.077          1.103               --
                                                       2004      0.954          1.077               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (12/03)...  2007      1.024          1.017               --
                                                       2006      1.003          1.024               --
                                                       2005      1.000          1.003               --
                                                       2004      1.000          1.000               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (8/03).........  2007      1.251          1.310               --
                                                       2006      1.080          1.251               --
                                                       2005      1.059          1.080               --
                                                       2004      1.000          1.059               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/03).............................................  2007      1.046          1.088               --
                                                       2006      1.024          1.046               --
                                                       2005      0.993          1.024               --
                                                       2004      1.000          0.993               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (7/03).............................................  2007      1.239          1.281               --
                                                       2006      1.138          1.239               --
                                                       2005      1.056          1.138               --
                                                       2004      1.000          1.056               --

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2007      1.195          1.246               --
                                                       2006      1.084          1.195               --
                                                       2005      1.067          1.084               --
                                                       2004      1.000          1.067               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (8/03).............................................  2007      1.282          1.330               --
                                                       2006      1.115          1.282               --
                                                       2005      1.102          1.115               --
                                                       2004      1.000          1.102               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (6/03).............................................  2007      1.357          1.494               --
                                                       2006      1.234          1.357               --
                                                       2005      1.163          1.234               --
                                                       2004      1.000          1.163               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.093          1.126               --
                                                       2005      1.074          1.093               --
                                                       2004      1.013          1.074               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (1/70)..........................................  2007      1.280          1.330               --
                                                       2006      1.000          1.280               --

  MIST BlackRock High Yield Subaccount (Class A)
  (1/70) *...........................................  2007      1.169          1.178               --
                                                       2006      1.000          1.169               --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2007      1.385          1.451               --
                                                       2006      1.000          1.385               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.438          1.445               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.189          1.154               --
                                                       2006      1.000          1.189               --

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2007      1.553          1.509               --
                                                       2006      1.000          1.553               --

  MIST Janus Forty Subaccount (Class A) (1/70).......  2007      1.371          1.754               --
                                                       2006      1.000          1.371               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.212          1.071               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (1/70)...................................  2007      1.187          1.237               --
                                                       2006      1.000          1.187               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (1/70)..........................................  2007      1.143          1.197               --
                                                       2006      1.000          1.143               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70) *.................................  2007      1.075          1.095               --
                                                       2006      1.000          1.075               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70) *...........................................  2007      1.069          1.054               --
                                                       2006      1.000          1.069               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2007      1.180          1.294               --
                                                       2006      1.000          1.180               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2007      1.159          1.266               --
                                                       2006      1.000          1.159               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      1.720          1.801               --

  MIST MFS(R) Value Subaccount (Class A) (1/70)......  2007      1.400          1.477               --
                                                       2006      1.000          1.400               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/07)..........................................  2007      1.217          1.016               --
                                                       2006      1.000          1.217               --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.081          1.141               --

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2007      1.293          1.331               --
                                                       2006      1.000          1.293               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.112          1.226               --
                                                       2006      1.000          1.112               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2007      1.171          1.224               --
                                                       2006      1.000          1.171               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70) *........................................  2007      1.026          0.975               --
                                                       2006      1.000          1.026               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2007      1.118          1.319               --
                                                       2006      1.000          1.118               --

  MSF BlackRock Bond Income Subaccount (Class A)
  (1/70).............................................  2007      1.056          1.100               --
                                                       2006      1.000          1.056               --

  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.032          1.063               --
                                                       2006      1.000          1.032               --

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2007      1.164          1.186               --
                                                       2006      1.000          1.164               --

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2007      1.214          1.238               --
                                                       2006      1.000          1.214               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.057          1.070               --
                                                       2006      1.000          1.057               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (1/70)...................................  2007      1.040          1.076               --
                                                       2006      1.000          1.040               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (1/70)........................  2007      1.046          1.075               --
                                                       2006      1.000          1.046               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.052          1.076               --
                                                       2006      1.000          1.052               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (1/70)........................  2007      1.057          1.075               --
                                                       2006      1.000          1.057               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (1/70).............................................  2007      1.218          1.243               --
                                                       2006      1.000          1.218               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.048          1.092               --
                                                       2006      0.996          1.048               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2007      1.066          1.140               --
                                                       2006      1.000          1.066               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (1/70)........................  2007      1.158          1.201               --
                                                       2006      1.000          1.158               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (1/70) *......................  2007      1.092          1.118               --
                                                       2006      1.000          1.092               --

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      1.005          1.012               --
                                                       2005      0.996          1.005               --
                                                       2004      1.000          0.996               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (7/04).....................................  2006      1.104          1.165               --
                                                       2005      1.065          1.104               --
                                                       2004      0.992          1.065               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (9/03)......................................  2007      1.056          1.076               --
                                                       2006      1.070          1.056               --
                                                       2005      1.070          1.070               --
                                                       2004      1.000          1.070               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.069          1.140               --
                                                       2006      1.051          1.069               --
                                                       2005      1.046          1.051               --
                                                       2004      1.000          1.046               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (6/03).........................................  2007      1.599          1.729               --
                                                       2006      1.277          1.599               --
                                                       2005      1.161          1.277               --
                                                       2004      1.000          1.161               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (6/03).............................................  2007      1.442          1.538               --
                                                       2006      1.254          1.442               --
                                                       2005      1.195          1.254               --
                                                       2004      1.000          1.195               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (11/03)............................................  2006      1.126          1.198               --
                                                       2005      1.057          1.126               --
                                                       2004      1.000          1.057               --

  Travelers Convertible Securities Subaccount
  (7/03).............................................  2006      1.027          1.094               --
                                                       2005      1.044          1.027               --
                                                       2004      1.000          1.044               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.235          1.348               --
                                                       2005      1.121          1.235               --
                                                       2004      1.000          1.121               --

  Travelers Equity Income Subaccount (7/03)..........  2006      1.131          1.187               --
                                                       2005      1.104          1.131               --
                                                       2004      1.000          1.104               --

  Travelers Federated High Yield Subaccount (9/03)...  2006      1.086          1.112               --
                                                       2005      1.080          1.086               --
                                                       2004      1.000          1.080               --

  Travelers Federated Stock Subaccount (6/03)........  2006      1.116          1.155               --
                                                       2005      1.081          1.116               --
                                                       2004      1.000          1.081               --

  Travelers Large Cap Subaccount (9/03)..............  2006      1.119          1.152               --
                                                       2005      1.050          1.119               --
                                                       2004      1.000          1.050               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (7/05)..................................  2006      1.071          1.137               --
                                                       2005      1.019          1.071               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (10/05).................................  2006      1.013          1.015               --
                                                       2005      1.000          1.013               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (7/05)..................................  2006      1.029          1.064               --
                                                       2005      1.000          1.029               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/70).......................  2006      1.031          1.074               --
                                                       2005      1.000          1.031               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (1/70).....................  2006      1.033          1.052               --
                                                       2005      1.000          1.033               --

  Travelers Mercury Large Cap Core Subaccount
  (7/03).............................................  2006      1.237          1.312               --
                                                       2005      1.126          1.237               --
                                                       2004      1.000          1.126               --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.086          1.148               --
                                                       2005      1.075          1.086               --
                                                       2004      1.000          1.075               --

  Travelers MFS(R) Total Return Subaccount (5/03)....  2006      1.108          1.142               --
                                                       2005      1.098          1.108               --
                                                       2004      1.000          1.098               --

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.178          1.271               --
                                                       2005      1.128          1.178               --
                                                       2004      0.994          1.128               --

  Travelers Mondrian International Stock Subaccount
  (8/03).............................................  2006      1.232          1.413               --
                                                       2005      1.147          1.232               --
                                                       2004      1.000          1.147               --

  Travelers Pioneer Fund Subaccount (4/03)...........  2006      1.138          1.206               --
                                                       2005      1.095          1.138               --
                                                       2004      1.000          1.095               --

  Travelers Pioneer Mid Cap Value Subaccount (8/05)..  2006      1.008          1.059               --
                                                       2005      1.000          1.008               --

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.124          1.134               --
                                                       2005      1.106          1.124               --
                                                       2004      1.000          1.106               --

  Travelers Quality Bond Subaccount (8/03)...........  2006      1.030          1.019               --
                                                       2005      1.034          1.030               --
                                                       2004      1.000          1.034               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (7/03).......  2006      1.100          1.146               --
                                                       2005      1.100          1.100               --
                                                       2004      1.000          1.100               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (7/05)..................................  2006      1.019          1.171               --
                                                       2005      1.000          1.019               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (7/05)..................................  2006      0.976          1.118               --
                                                       2005      1.000          0.976               --

  Travelers U.S. Government Securities Subaccount
  (8/04).............................................  2006      1.099          1.058               --
                                                       2005      1.074          1.099               --
                                                       2004      1.036          1.074               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2007      1.315          1.259               --
                                                       2006      1.156          1.315               --
                                                       2005      1.133          1.156               --
                                                       2004      1.000          1.133               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (1/04).............................................  2007      1.151          1.268               --
                                                       2006      1.099          1.151               --
                                                       2005      1.040          1.099               --
                                                       2004      1.000          1.040               --




            PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT CHARGES 2.05%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (10/03)..................................  2006      1.365          1.329               --
                                                       2005      1.213          1.365               --
                                                       2004      1.143          1.213               --
                                                       2003      1.000          1.143               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2007      1.929          2.170           94,424
                                                       2006      1.635          1.929           97,988
                                                       2005      1.463          1.635           68,765
                                                       2004      1.316          1.463            3,927
                                                       2003      1.000          1.316               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth Subaccount (Class 2) (6/03)..  2007      1.700          1.871          257,108
                                                       2006      1.575          1.700          262,394
                                                       2005      1.383          1.575          191,300
                                                       2004      1.255          1.383           11,535
                                                       2003      1.000          1.255               --

  American Funds Growth-Income Subaccount (Class 2)
  (6/03).............................................  2007      1.585          1.631          253,779
                                                       2006      1.404          1.585          257,226
                                                       2005      1.354          1.404          228,416
                                                       2004      1.253          1.354            9,193
                                                       2003      1.000          1.253               --

Capital Appreciation Fund
  Capital Appreciation Fund (10/03)..................  2006      1.644          1.625               --
                                                       2005      1.420          1.644            3,304
                                                       2004      1.213          1.420               --
                                                       2003      1.000          1.213               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.703          2.213               --
                                                       2005      1.622          1.703           13,337
                                                       2004      1.260          1.622            8,022
                                                       2003      1.000          1.260               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2007      1.402          1.472               --
                                                       2006      1.229          1.402               --
                                                       2005      1.202          1.229               --
                                                       2004      1.168          1.202               --
                                                       2003      1.000          1.168               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/03).....................................  2007      1.472          1.282           32,486
                                                       2006      1.448          1.472           32,157
                                                       2005      1.397          1.448              905
                                                       2004      1.280          1.397               --
                                                       2003      1.000          1.280               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.302          1.414               --
                                                       2005      1.206          1.302           96,012
                                                       2004      1.078          1.206           18,660
                                                       2003      1.000          1.078               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.299          1.446               --
                                                       2005      1.204          1.299           15,932
                                                       2004      1.071          1.204            9,791
                                                       2003      1.000          1.071               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/03).............................................  2007      1.740          1.999          152,797
                                                       2006      1.593          1.740          161,596
                                                       2005      1.394          1.593          102,412
                                                       2004      1.236          1.394           12,353
                                                       2003      1.000          1.236               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (6/03)...........................  2007      1.546          1.616               --
                                                       2006      1.386          1.546               --
                                                       2005      1.172          1.386               --
                                                       2004      1.181          1.172               --
                                                       2003      1.000          1.181               --

  VIP Mid Cap Subaccount (Service Class 2) (6/03)....  2007      2.187          2.471           94,791
                                                       2006      1.986          2.187          106,301
                                                       2005      1.718          1.986          110,071
                                                       2004      1.406          1.718            3,804
                                                       2003      1.000          1.406               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.438          1.668               --
                                                       2005      1.328          1.438           22,403
                                                       2004      1.203          1.328            9,484
                                                       2003      1.000          1.203               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (7/03)........................  2007      2.822          3.561           41,176
                                                       2006      2.249          2.822           41,882
                                                       2005      1.801          2.249           10,323
                                                       2004      1.474          1.801               --
                                                       2003      1.000          1.474               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      1.989          2.250           59,623
                                                       2006      1.672          1.989           28,426
                                                       2005      1.549          1.672           25,399
                                                       2004      1.334          1.549            1,081
                                                       2003      1.212          1.334               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.604          1.915               --
                                                       2005      1.504          1.604           88,712
                                                       2004      1.323          1.504            8,949
                                                       2003      1.000          1.323               --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.052          1.074               --
                                                       2005      1.059          1.052           12,255
                                                       2004      0.991          1.059            3,808

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (7/03).............................................  2006      1.221          1.259               --
                                                       2005      1.157          1.221               --
                                                       2004      1.091          1.157               --
                                                       2003      1.000          1.091               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (12/03)...........................  2007      1.524          1.817               --
                                                       2006      1.463          1.524               --
                                                       2005      1.329          1.463               --
                                                       2004      1.188          1.329               --
                                                       2003      1.000          1.188               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (11/03)....................................  2007      1.572          1.874               --
                                                       2006      1.488          1.572               --
                                                       2005      1.361          1.488               --
                                                       2004      1.382          1.361               --
                                                       2003      1.000          1.382               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (7/03).....................................  2007      1.529          1.638               --
                                                       2006      1.324          1.529               --
                                                       2005      1.280          1.324               --
                                                       2004      1.250          1.280               --
                                                       2003      1.000          1.250               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (10/03).....  2006      1.525          1.705               --
                                                       2005      1.497          1.525            2,984
                                                       2004      1.330          1.497            2,910
                                                       2003      1.000          1.330               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.628          1.565           67,143

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.506          1.555               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.503          1.545            3,654
                                                       2006      1.333          1.503            3,971
                                                       2005      1.305          1.333            4,151
                                                       2004      1.208          1.305            4,855
                                                       2003      1.000          1.208               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.698          1.621               --

  LMPVET Investors Subaccount (Class I) (7/03).......  2007      1.661          1.690            5,553
                                                       2006      1.433          1.661            4,609
                                                       2005      1.373          1.433            4,746
                                                       2004      1.270          1.373            3,606
                                                       2003      1.000          1.270               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.396          1.394            4,933

  LMPVET Small Cap Growth Subaccount (Class I)
  (8/03).............................................  2007      1.825          1.967           73,358
                                                       2006      1.652          1.825           87,423
                                                       2005      1.607          1.652           80,562
                                                       2004      1.425          1.607            3,561
                                                       2003      1.000          1.425               --

  LMPVET Social Awareness Subaccount (9/04)..........  2007      1.125          1.222           95,999
                                                       2006      1.066          1.125           84,761
                                                       2005      1.043          1.066           84,789
                                                       2004      0.924          1.043               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (12/03)...  2007      1.011          1.004            5,046
                                                       2006      0.991          1.011            5,046
                                                       2005      0.989          0.991            5,046
                                                       2004      0.997          0.989            5,046
                                                       2003      1.000          0.997               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (8/03).........  2007      1.635          1.713               --
                                                       2006      1.413          1.635               --
                                                       2005      1.386          1.413               --
                                                       2004      1.306          1.386               --
                                                       2003      1.000          1.306               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/03).............................................  2007      1.352          1.406               --
                                                       2006      1.324          1.352            4,353
                                                       2005      1.284          1.324            1,712
                                                       2004      1.304          1.284            1,333
                                                       2003      1.000          1.304               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (7/03).............................................  2007      1.589          1.643               --
                                                       2006      1.461          1.589           66,631
                                                       2005      1.357          1.461           34,530
                                                       2004      1.269          1.357               --
                                                       2003      1.000          1.269               --

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2007      1.454          1.516               --
                                                       2006      1.320          1.454               --
                                                       2005      1.300          1.320               --
                                                       2004      1.225          1.300               --
                                                       2003      1.000          1.225               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (8/03).............................................  2007      1.589          1.649               --
                                                       2006      1.383          1.589          145,977
                                                       2005      1.367          1.383          134,081
                                                       2004      1.239          1.367           15,775
                                                       2003      1.000          1.239               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (6/03).............................................  2007      1.777          1.956               --
                                                       2006      1.616          1.777           80,340
                                                       2005      1.524          1.616           78,188
                                                       2004      1.254          1.524           16,171
                                                       2003      1.000          1.254               --

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.076          1.109               --
                                                       2005      1.058          1.076           52,894
                                                       2004      0.999          1.058               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (1/70)..........................................  2007      1.685          1.751               --
                                                       2006      1.000          1.685               --

  MIST BlackRock High Yield Subaccount (Class A)
  (1/70) *...........................................  2007      1.292          1.301           53,229
                                                       2006      1.000          1.292           38,160

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2007      1.615          1.691               --
                                                       2006      1.000          1.615           44,939

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.677          1.684           44,887

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.188          1.153           23,682
                                                       2006      1.000          1.188           23,910

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2007      1.935          1.879               --
                                                       2006      1.000          1.935            4,156

  MIST Janus Forty Subaccount (Class A) (1/70).......  2007      1.661          2.122           22,470
                                                       2006      1.000          1.661           21,647

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.211          1.070               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (1/70)...................................  2007      1.168          1.217           58,548
                                                       2006      1.000          1.168           58,837

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (1/70)..........................................  2007      1.295          1.355           12,566
                                                       2006      1.000          1.295           12,259

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70) *.................................  2007      1.074          1.094          249,178
                                                       2006      1.000          1.074           33,875

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70) *...........................................  2007      1.069          1.053          130,714
                                                       2006      1.000          1.069               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2007      1.422          1.559               --
                                                       2006      1.000          1.422               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2007      1.159          1.264           11,088
                                                       2006      1.000          1.159           11,298

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      2.171          2.273           21,101

  MIST MFS(R) Value Subaccount (Class A) (1/70)......  2007      1.374          1.448           49,566
                                                       2006      1.000          1.374           50,747

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/07)..........................................  2007      1.216          1.015           69,781
                                                       2006      1.000          1.216           80,897

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.123          1.186          256,409

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2007      1.525          1.569               --
                                                       2006      1.000          1.525               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.111          1.225               --
                                                       2006      1.000          1.111               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2007      1.145          1.196           35,884
                                                       2006      1.000          1.145           35,478

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70) *........................................  2007      1.026          0.974          225,725
                                                       2006      1.000          1.026           74,710

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2007      1.483          1.750           10,298
                                                       2006      1.000          1.483           10,298

  MSF BlackRock Bond Income Subaccount (Class A)
  (1/70).............................................  2007      1.045          1.088          108,821
                                                       2006      1.000          1.045          105,684

  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.015          1.045           91,837
                                                       2006      1.000          1.015           17,448

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2007      1.369          1.394               --
                                                       2006      1.000          1.369               --

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2007      1.455          1.484           52,566
                                                       2006      1.000          1.455           54,184

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.057          1.069               --
                                                       2006      1.000          1.057               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (1/70)...................................  2007      1.040          1.075            2,191
                                                       2006      1.000          1.040            2,092

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (1/70)........................  2007      1.046          1.074               --
                                                       2006      1.000          1.046               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.051          1.075           10,610
                                                       2006      1.000          1.051            9,969

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (1/70)........................  2007      1.056          1.074               --
                                                       2006      1.000          1.056               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (1/70).............................................  2007      1.358          1.386          231,173
                                                       2006      1.000          1.358          232,150

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.048          1.091          284,788
                                                       2006      0.996          1.048          301,278

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2007      1.066          1.139               --
                                                       2006      1.000          1.066               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (1/70)........................  2007      1.137          1.179               --
                                                       2006      1.000          1.137           14,868

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (1/70) *......................  2007      1.059          1.084            9,474
                                                       2006      1.000          1.059            8,575

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      0.989          0.996               --
                                                       2005      0.981          0.989           17,032
                                                       2004      0.991          0.981            4,000
                                                       2003      1.000          0.991               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (7/04).....................................  2006      1.087          1.147               --
                                                       2005      1.050          1.087               --
                                                       2004      0.978          1.050               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (9/03)......................................  2007      1.098          1.119               --
                                                       2006      1.113          1.098          244,793
                                                       2005      1.113          1.113          225,077
                                                       2004      1.043          1.113            6,362
                                                       2003      1.000          1.043               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.059          1.129           79,924
                                                       2006      1.041          1.059           77,951
                                                       2005      1.038          1.041           44,173
                                                       2004      1.010          1.038            9,658
                                                       2003      1.000          1.010               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (6/03).........................................  2007      2.019          2.182               --
                                                       2006      1.613          2.019               --
                                                       2005      1.468          1.613               --
                                                       2004      1.289          1.468               --
                                                       2003      1.000          1.289               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (6/03).............................................  2007      2.124          2.265               --
                                                       2006      1.848          2.124           79,412
                                                       2005      1.762          1.848           75,306
                                                       2004      1.425          1.762            6,528
                                                       2003      1.000          1.425               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (11/03)............................................  2006      1.358          1.444               --
                                                       2005      1.275          1.358               --
                                                       2004      1.222          1.275               --
                                                       2003      1.000          1.222               --

  Travelers Convertible Securities Subaccount
  (7/03).............................................  2006      1.164          1.239               --
                                                       2005      1.184          1.164           10,760
                                                       2004      1.137          1.184            4,441
                                                       2003      1.000          1.137               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.628          1.775               --
                                                       2005      1.478          1.628               --
                                                       2004      1.295          1.478               --
                                                       2003      1.000          1.295               --

  Travelers Equity Income Subaccount (7/03)..........  2006      1.356          1.423               --
                                                       2005      1.325          1.356           51,948
                                                       2004      1.231          1.325               --
                                                       2003      1.000          1.231               --

  Travelers Federated High Yield Subaccount (9/03)...  2006      1.201          1.229               --
                                                       2005      1.195          1.201           26,410
                                                       2004      1.105          1.195           11,358
                                                       2003      1.000          1.105               --

  Travelers Federated Stock Subaccount (6/03)........  2006      1.394          1.441               --
                                                       2005      1.351          1.394               --
                                                       2004      1.247          1.351               --
                                                       2003      1.000          1.247               --

  Travelers Large Cap Subaccount (9/03)..............  2006      1.317          1.355               --
                                                       2005      1.236          1.317               --
                                                       2004      1.185          1.236               --
                                                       2003      1.000          1.185               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (7/05)..................................  2006      1.071          1.137               --
                                                       2005      1.019          1.071               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (10/05).................................  2006      1.012          1.015               --
                                                       2005      1.000          1.012            2,000

  Travelers Managed Allocation Series: Moderate
  Subaccount (7/05)..................................  2006      1.028          1.063               --
                                                       2005      1.000          1.028            9,142

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/70).......................  2006      1.031          1.073               --
                                                       2005      1.000          1.031               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (1/70).....................  2006      1.033          1.051               --
                                                       2005      1.000          1.033               --

  Travelers Mercury Large Cap Core Subaccount
  (7/03).............................................  2006      1.443          1.530               --
                                                       2005      1.314          1.443           44,846
                                                       2004      1.158          1.314            9,056
                                                       2003      1.000          1.158               --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.442          1.524               --
                                                       2005      1.428          1.442               --
                                                       2004      1.278          1.428               --
                                                       2003      1.000          1.278               --

  Travelers MFS(R) Total Return Subaccount (5/03)....  2006      1.236          1.274               --
                                                       2005      1.226          1.236          176,334
                                                       2004      1.122          1.226            4,688
                                                       2003      1.000          1.122               --

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.156          1.247               --
                                                       2005      1.108          1.156           51,927
                                                       2004      0.976          1.108               --

  Travelers Mondrian International Stock Subaccount
  (8/03).............................................  2006      1.536          1.761               --
                                                       2005      1.431          1.536            4,162
                                                       2004      1.262          1.431            4,169
                                                       2003      1.000          1.262               --

  Travelers Pioneer Fund Subaccount (4/03)...........  2006      1.343          1.423               --
                                                       2005      1.293          1.343               --
                                                       2004      1.188          1.293               --
                                                       2003      1.000          1.188               --

  Travelers Pioneer Mid Cap Value Subaccount (8/05)..  2006      1.007          1.059               --
                                                       2005      1.000          1.007               --

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.099          1.108               --
                                                       2005      1.082          1.099           26,403
                                                       2004      0.979          1.082            6,561

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Quality Bond Subaccount (8/03)...........  2006      1.020          1.009               --
                                                       2005      1.024          1.020           99,984
                                                       2004      1.012          1.024           13,616
                                                       2003      1.000          1.012               --

  Travelers Strategic Equity Subaccount (7/03).......  2006      1.322          1.378               --
                                                       2005      1.323          1.322               --
                                                       2004      1.225          1.323               --
                                                       2003      1.000          1.225               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (7/05)..................................  2006      1.018          1.171               --
                                                       2005      1.000          1.018           11,017

  Travelers Style Focus Series: Small Cap Value
  Subaccount (7/05)..................................  2006      0.976          1.118               --
                                                       2005      1.000          0.976           23,914

  Travelers U.S. Government Securities Subaccount
  (8/04).............................................  2006      1.066          1.027               --
                                                       2005      1.043          1.066            5,309
                                                       2004      1.007          1.043            3,767

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2007      1.677          1.604           15,899
                                                       2006      1.475          1.677           16,287
                                                       2005      1.446          1.475           11,666
                                                       2004      1.257          1.446               --
                                                       2003      1.000          1.257               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (1/04).............................................  2007      1.331          1.466               --
                                                       2006      1.272          1.331               --
                                                       2005      1.204          1.272               --
                                                       2004      1.184          1.204               --
                                                       2003      1.000          1.184               --




            PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT CHARGES 2.15%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (10/03)..................................  2006      1.361          1.324               --
                                                       2005      1.211          1.361               --
                                                       2004      1.142          1.211               --
                                                       2003      1.000          1.142               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2007      1.922          2.160           80,941
                                                       2006      1.630          1.922           88,993
                                                       2005      1.460          1.630           87,458
                                                       2004      1.315          1.460           88,114
                                                       2003      1.000          1.315            1,892

  American Funds Growth Subaccount (Class 2) (6/03)..  2007      1.694          1.863          151,529
                                                       2006      1.570          1.694          161,763
                                                       2005      1.381          1.570          154,128
                                                       2004      1.254          1.381          130,446
                                                       2003      1.000          1.254           13,201

  American Funds Growth-Income Subaccount (Class 2)
  (6/03).............................................  2007      1.579          1.624          251,659
                                                       2006      1.401          1.579          255,312
                                                       2005      1.352          1.401          246,438
                                                       2004      1.252          1.352          227,798
                                                       2003      1.000          1.252           28,884

Capital Appreciation Fund
  Capital Appreciation Fund (10/03)..................  2006      1.640          1.620               --
                                                       2005      1.418          1.640            8,665
                                                       2004      1.212          1.418            8,665
                                                       2003      1.000          1.212               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.698          2.205               --
                                                       2005      1.619          1.698          191,109
                                                       2004      1.259          1.619          170,988
                                                       2003      1.000          1.259               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2007      1.397          1.465               --
                                                       2006      1.226          1.397               --
                                                       2005      1.200          1.226           11,327
                                                       2004      1.167          1.200           11,352
                                                       2003      1.000          1.167               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/03).....................................  2007      1.466          1.276               --
                                                       2006      1.444          1.466               --
                                                       2005      1.394          1.444               --
                                                       2004      1.279          1.394               --
                                                       2003      1.000          1.279               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.299          1.411               --
                                                       2005      1.205          1.299           21,498
                                                       2004      1.078          1.205           21,269
                                                       2003      1.000          1.078               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.297          1.443               --
                                                       2005      1.203          1.297            5,301
                                                       2004      1.071          1.203            5,265
                                                       2003      1.000          1.071               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/03).............................................  2007      1.733          1.990           69,353
                                                       2006      1.589          1.733           68,045
                                                       2005      1.392          1.589           65,266
                                                       2004      1.235          1.392           56,494
                                                       2003      1.000          1.235            4,134

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (6/03)...........................  2007      1.540          1.608           72,538
                                                       2006      1.382          1.540           74,996
                                                       2005      1.170          1.382           74,996
                                                       2004      1.181          1.170           74,996
                                                       2003      1.000          1.181           59,036

  VIP Mid Cap Subaccount (Service Class 2) (6/03)....  2007      2.179          2.460           52,680
                                                       2006      1.981          2.179           52,680
                                                       2005      1.715          1.981           52,680
                                                       2004      1.405          1.715           52,680
                                                       2003      1.000          1.405               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.434          1.662               --
                                                       2005      1.325          1.434           55,438
                                                       2004      1.202          1.325           29,113
                                                       2003      1.000          1.202            6,436

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (7/03)........................  2007      2.812          3.544            1,577
                                                       2006      2.243          2.812            1,577
                                                       2005      1.798          2.243            1,577
                                                       2004      1.473          1.798            1,577
                                                       2003      1.000          1.473               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      1.982          2.239           35,197
                                                       2006      1.667          1.982           15,610
                                                       2005      1.546          1.667           23,966
                                                       2004      1.333          1.546           10,885
                                                       2003      1.211          1.333               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.600          1.908               --
                                                       2005      1.502          1.600           18,349
                                                       2004      1.322          1.502           22,897
                                                       2003      1.000          1.322               --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.050          1.071               --
                                                       2005      1.059          1.050            2,964
                                                       2004      0.991          1.059            2,870

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (7/03).............................................  2006      1.218          1.255               --
                                                       2005      1.155          1.218               --
                                                       2004      1.090          1.155               --
                                                       2003      1.000          1.090               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (12/03)...........................  2007      1.519          1.809               --
                                                       2006      1.459          1.519               --
                                                       2005      1.327          1.459               --
                                                       2004      1.187          1.327               --
                                                       2003      1.000          1.187               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (11/03)....................................  2007      1.566          1.865               --
                                                       2006      1.484          1.566               --
                                                       2005      1.359          1.484               --
                                                       2004      1.381          1.359               --
                                                       2003      1.000          1.381               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (7/03).....................................  2007      1.524          1.631               --
                                                       2006      1.320          1.524               --
                                                       2005      1.278          1.320               --
                                                       2004      1.249          1.278               --
                                                       2003      1.000          1.249               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (10/03).....  2006      1.521          1.699               --
                                                       2005      1.495          1.521           55,373
                                                       2004      1.329          1.495           55,373
                                                       2003      1.000          1.329           55,373

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.622          1.558            3,788

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.500          1.547               --

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.497          1.538          173,582
                                                       2006      1.329          1.497          173,848
                                                       2005      1.302          1.329          172,475
                                                       2004      1.207          1.302          133,818
                                                       2003      1.000          1.207            2,212

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.691          1.614              286

  LMPVET Investors Subaccount (Class I) (7/03).......  2007      1.654          1.682               --
                                                       2006      1.429          1.654               --
                                                       2005      1.371          1.429               --
                                                       2004      1.269          1.371               --
                                                       2003      1.000          1.269               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.391          1.387           17,517

  LMPVET Small Cap Growth Subaccount (Class I)
  (8/03).............................................  2007      1.818          1.958          175,739
                                                       2006      1.648          1.818          176,599
                                                       2005      1.605          1.648          176,226
                                                       2004      1.424          1.605          158,043
                                                       2003      1.000          1.424            1,726

  LMPVET Social Awareness Subaccount (9/04)..........  2007      1.122          1.218               --
                                                       2006      1.065          1.122               --
                                                       2005      1.042          1.065               --
                                                       2004      0.923          1.042               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (12/03)...  2007      1.008          1.000               --
                                                       2006      0.989          1.008               --
                                                       2005      0.987          0.989               --
                                                       2004      0.997          0.987               --
                                                       2003      1.000          0.997               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (8/03).........  2007      1.629          1.706               --
                                                       2006      1.409          1.629              276
                                                       2005      1.384          1.409              287
                                                       2004      1.305          1.384              275
                                                       2003      1.000          1.305               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/03).............................................  2007      1.347          1.400               --
                                                       2006      1.320          1.347           17,880
                                                       2005      1.282          1.320           17,819
                                                       2004      1.303          1.282           69,345
                                                       2003      1.000          1.303           54,503

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (7/03).............................................  2007      1.584          1.637               --
                                                       2006      1.457          1.584            3,788
                                                       2005      1.354          1.457            3,788
                                                       2004      1.268          1.354            3,788
                                                       2003      1.000          1.268               --

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2007      1.449          1.510               --
                                                       2006      1.317          1.449               --
                                                       2005      1.298          1.317               --
                                                       2004      1.224          1.298               --
                                                       2003      1.000          1.224               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (8/03).............................................  2007      1.584          1.643               --
                                                       2006      1.380          1.584           24,914
                                                       2005      1.365          1.380           24,933
                                                       2004      1.238          1.365           24,914
                                                       2003      1.000          1.238               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (6/03).............................................  2007      1.770          1.948               --
                                                       2006      1.612          1.770           52,165
                                                       2005      1.522          1.612           52,188
                                                       2004      1.253          1.522           57,801
                                                       2003      1.000          1.253           13,002

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.074          1.106               --
                                                       2005      1.057          1.074               --
                                                       2004      0.998          1.057               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (1/70)..........................................  2007      1.679          1.743               --
                                                       2006      1.000          1.679               --

  MIST BlackRock High Yield Subaccount (Class A)
  (1/70) *...........................................  2007      1.287          1.295            5,960
                                                       2006      1.000          1.287            2,771

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2007      1.609          1.684               --
                                                       2006      1.000          1.609           23,872

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.670          1.677           24,611

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.186          1.150               --
                                                       2006      1.000          1.186               --

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2007      1.928          1.871               --
                                                       2006      1.000          1.928               --

  MIST Janus Forty Subaccount (Class A) (1/70).......  2007      1.655          2.112               --
                                                       2006      1.000          1.655            8,665

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.209          1.067               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (1/70)...................................  2007      1.165          1.213               --
                                                       2006      1.000          1.165               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (1/70)..........................................  2007      1.290          1.349           34,909
                                                       2006      1.000          1.290               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70) *.................................  2007      1.074          1.093          144,680
                                                       2006      1.000          1.074          136,951

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70) *...........................................  2007      1.068          1.051           78,086
                                                       2006      1.000          1.068               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2007      1.417          1.552               --
                                                       2006      1.000          1.417               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2007      1.157          1.261               --
                                                       2006      1.000          1.157               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      2.162          2.262            8,316

  MIST MFS(R) Value Subaccount (Class A) (1/70)......  2007      1.370          1.443               --
                                                       2006      1.000          1.370               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/07)..........................................  2007      1.216          1.014          348,012
                                                       2006      1.000          1.216          349,326

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.119          1.180            6,657

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2007      1.519          1.561               --
                                                       2006      1.000          1.519               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.109          1.223               --
                                                       2006      1.000          1.109               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2007      1.142          1.191               --
                                                       2006      1.000          1.142               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70) *........................................  2007      1.025          0.973           98,319
                                                       2006      1.000          1.025          101,202

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2007      1.478          1.741            2,237
                                                       2006      1.000          1.478            2,389

  MSF BlackRock Bond Income Subaccount (Class A)
  (1/70).............................................  2007      1.041          1.083               --
                                                       2006      1.000          1.041               --

  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.011          1.040           36,705
                                                       2006      1.000          1.011           36,763

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2007      1.364          1.388           84,289
                                                       2006      1.000          1.364           95,572

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2007      1.450          1.477               --
                                                       2006      1.000          1.450               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.056          1.068               --
                                                       2006      1.000          1.056               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (1/70)...................................  2007      1.039          1.073               --
                                                       2006      1.000          1.039               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (1/70)........................  2007      1.045          1.072               --
                                                       2006      1.000          1.045               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.051          1.073               --
                                                       2006      1.000          1.051               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (1/70)........................  2007      1.055          1.073               --
                                                       2006      1.000          1.055               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (1/70).............................................  2007      1.353          1.380           91,887
                                                       2006      1.000          1.353           95,149

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.047          1.089           41,030
                                                       2006      0.996          1.047           66,279

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2007      1.065          1.137               --
                                                       2006      1.000          1.065               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (1/70)........................  2007      1.134          1.175               --
                                                       2006      1.000          1.134            3,154

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (1/70) *......................  2007      1.056          1.080               --
                                                       2006      1.000          1.056               --

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      0.986          0.993               --
                                                       2005      0.979          0.986           36,823
                                                       2004      0.990          0.979           30,323
                                                       2003      1.000          0.990           86,167

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (7/04).....................................  2006      1.085          1.145               --
                                                       2005      1.049          1.085               --
                                                       2004      0.978          1.049               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (9/03)......................................  2007      1.094          1.114               --
                                                       2006      1.110          1.094            6,657
                                                       2005      1.111          1.110            6,657
                                                       2004      1.042          1.111            6,657
                                                       2003      1.000          1.042               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.056          1.124          113,010
                                                       2006      1.039          1.056          129,723
                                                       2005      1.036          1.039          135,038
                                                       2004      1.009          1.036          140,311
                                                       2003      1.000          1.009           54,621

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (6/03).........................................  2007      2.011          2.174               --
                                                       2006      1.609          2.011               --
                                                       2005      1.465          1.609               --
                                                       2004      1.288          1.465               --
                                                       2003      1.000          1.288               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (6/03).............................................  2007      2.116          2.256               --
                                                       2006      1.843          2.116               --
                                                       2005      1.759          1.843               --
                                                       2004      1.424          1.759           14,934
                                                       2003      1.000          1.424           10,103

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (11/03)............................................  2006      1.355          1.440               --
                                                       2005      1.273          1.355               --
                                                       2004      1.221          1.273               --
                                                       2003      1.000          1.221               --

  Travelers Convertible Securities Subaccount
  (7/03).............................................  2006      1.161          1.235               --
                                                       2005      1.182          1.161               --
                                                       2004      1.136          1.182               --
                                                       2003      1.000          1.136               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.624          1.770               --
                                                       2005      1.475          1.624               --
                                                       2004      1.295          1.475               --
                                                       2003      1.000          1.295               --

  Travelers Equity Income Subaccount (7/03)..........  2006      1.353          1.419               --
                                                       2005      1.323          1.353               --
                                                       2004      1.230          1.323               --
                                                       2003      1.000          1.230               --

  Travelers Federated High Yield Subaccount (9/03)...  2006      1.198          1.226               --
                                                       2005      1.193          1.198            2,607
                                                       2004      1.104          1.193            2,537
                                                       2003      1.000          1.104               --

  Travelers Federated Stock Subaccount (6/03)........  2006      1.390          1.437               --
                                                       2005      1.349          1.390           35,307
                                                       2004      1.246          1.349            9,849
                                                       2003      1.000          1.246               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Large Cap Subaccount (9/03)..............  2006      1.313          1.351               --
                                                       2005      1.234          1.313           86,981
                                                       2004      1.184          1.234           91,451
                                                       2003      1.000          1.184           62,023

  Travelers Managed Allocation Series: Aggressive
  Subaccount (7/05)..................................  2006      1.070          1.136               --
                                                       2005      1.019          1.070               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (10/05).................................  2006      1.012          1.014               --
                                                       2005      1.000          1.012               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (7/05)..................................  2006      1.028          1.063               --
                                                       2005      1.000          1.028               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/70).......................  2006      1.030          1.073               --
                                                       2005      1.000          1.030               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (1/70).....................  2006      1.032          1.050               --
                                                       2005      1.000          1.032               --

  Travelers Mercury Large Cap Core Subaccount
  (7/03).............................................  2006      1.439          1.525               --
                                                       2005      1.312          1.439           23,807
                                                       2004      1.157          1.312           24,519
                                                       2003      1.000          1.157               --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.438          1.519               --
                                                       2005      1.426          1.438            2,296
                                                       2004      1.277          1.426           32,738
                                                       2003      1.000          1.277           20,866

  Travelers MFS(R) Total Return Subaccount (5/03)....  2006      1.233          1.271               --
                                                       2005      1.224          1.233          101,211
                                                       2004      1.122          1.224           56,755
                                                       2003      1.000          1.122            6,878

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.154          1.244               --
                                                       2005      1.107          1.154               --
                                                       2004      0.976          1.107               --

  Travelers Mondrian International Stock Subaccount
  (8/03).............................................  2006      1.531          1.756               --
                                                       2005      1.429          1.531               --
                                                       2004      1.261          1.429               --
                                                       2003      1.000          1.261               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Fund Subaccount (4/03)...........  2006      1.339          1.418               --
                                                       2005      1.291          1.339               --
                                                       2004      1.187          1.291               --
                                                       2003      1.000          1.187               --

  Travelers Pioneer Mid Cap Value Subaccount (8/05)..  2006      1.007          1.058               --
                                                       2005      1.000          1.007               --

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.097          1.106               --
                                                       2005      1.081          1.097               --
                                                       2004      0.979          1.081               --

  Travelers Quality Bond Subaccount (8/03)...........  2006      1.017          1.006               --
                                                       2005      1.022          1.017               --
                                                       2004      1.011          1.022               --
                                                       2003      1.000          1.011               --

  Travelers Strategic Equity Subaccount (7/03).......  2006      1.319          1.373               --
                                                       2005      1.320          1.319            8,669
                                                       2004      1.224          1.320            8,669
                                                       2003      1.000          1.224               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (7/05)..................................  2006      1.018          1.170               --
                                                       2005      1.000          1.018               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (7/05)..................................  2006      0.976          1.117               --
                                                       2005      1.000          0.976               --

  Travelers U.S. Government Securities Subaccount
  (8/04).............................................  2006      1.065          1.024               --
                                                       2005      1.043          1.065               --
                                                       2004      1.006          1.043               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2007      1.671          1.597           53,018
                                                       2006      1.471          1.671           52,650
                                                       2005      1.444          1.471           52,959
                                                       2004      1.256          1.444           32,088
                                                       2003      1.000          1.256            4,136

  Van Kampen LIT Enterprise Subaccount (Class II)
  (1/04).............................................  2007      1.326          1.459               --
                                                       2006      1.269          1.326               --
                                                       2005      1.202          1.269               --
                                                       2004      1.183          1.202               --
                                                       2003      1.000          1.183               --

            PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT CHARGES 2.25%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (10/03)..................................  2006      1.189          1.155               --
                                                       2005      1.059          1.189               --
                                                       2004      1.000          1.059               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2007      1.463          1.643            9,508
                                                       2006      1.242          1.463           10,117
                                                       2005      1.114          1.242           10,723
                                                       2004      1.000          1.114            8,168

  American Funds Growth Subaccount (Class 2) (6/03)..  2007      1.330          1.461           11,675
                                                       2006      1.234          1.330           11,888
                                                       2005      1.086          1.234           11,669
                                                       2004      1.000          1.086           10,072

  American Funds Growth-Income Subaccount (Class 2)
  (6/03).............................................  2007      1.242          1.275           10,911
                                                       2006      1.103          1.242           10,410
                                                       2005      1.065          1.103           10,582
                                                       2004      1.000          1.065            8,461

Capital Appreciation Fund
  Capital Appreciation Fund (10/03)..................  2006      1.352          1.335               --
                                                       2005      1.170          1.352               --
                                                       2004      1.000          1.170               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.350          1.751               --
                                                       2005      1.288          1.350               --
                                                       2004      1.000          1.288               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2007      1.189          1.246            3,204
                                                       2006      1.044          1.189            3,266
                                                       2005      1.023          1.044            3,223
                                                       2004      1.000          1.023               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/03).....................................  2007      1.149          0.999               --
                                                       2006      1.132          1.149               --
                                                       2005      1.094          1.132               --
                                                       2004      1.000          1.094               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.204          1.306               --
                                                       2005      1.117          1.204               --
                                                       2004      1.000          1.117               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.206          1.341               --
                                                       2005      1.120          1.206               --
                                                       2004      1.000          1.120               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/03).............................................  2007      1.376          1.579            3,071
                                                       2006      1.263          1.376            3,323
                                                       2005      1.108          1.263            3,222
                                                       2004      1.000          1.108               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (6/03)...........................  2007      1.366          1.426               --
                                                       2006      1.228          1.366               --
                                                       2005      1.040          1.228               --
                                                       2004      1.000          1.040               --

  VIP Mid Cap Subaccount (Service Class 2) (6/03)....  2007      1.557          1.756            3,206
                                                       2006      1.417          1.557            3,388
                                                       2005      1.228          1.417            3,371
                                                       2004      1.000          1.228               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.190          1.377               --
                                                       2005      1.101          1.190            4,060
                                                       2004      1.000          1.101               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (7/03)........................  2007      1.970          2.480               --
                                                       2006      1.573          1.970               --
                                                       2005      1.262          1.573               --
                                                       2004      1.000          1.262               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      1.480          1.670               --
                                                       2006      1.246          1.480               --
                                                       2005      1.157          1.246               --
                                                       2004      1.000          1.157               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.192          1.420               --
                                                       2005      1.120          1.192            2,891
                                                       2004      1.000          1.120               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.066          1.088               --
                                                       2005      1.076          1.066               --
                                                       2004      1.008          1.076               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (7/03).............................................  2006      1.125          1.160               --
                                                       2005      1.069          1.125               --
                                                       2004      1.000          1.069               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (12/03)...........................  2007      1.187          1.412               --
                                                       2006      1.141          1.187               --
                                                       2005      1.039          1.141               --
                                                       2004      1.000          1.039               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (11/03)....................................  2007      1.211          1.441               --
                                                       2006      1.149          1.211               --
                                                       2005      1.053          1.149               --
                                                       2004      1.000          1.053               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (7/03).....................................  2007      1.295          1.384               --
                                                       2006      1.123          1.295               --
                                                       2005      1.088          1.123               --
                                                       2004      1.000          1.088               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (10/03).....  2006      1.145          1.278               --
                                                       2005      1.126          1.145               --
                                                       2004      1.000          1.126               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.260          1.210               --

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.229          1.267               --

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.228          1.260               --
                                                       2006      1.091          1.228               --
                                                       2005      1.070          1.091               --
                                                       2004      1.000          1.070               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.290          1.230               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (7/03).......  2007      1.301          1.321               --
                                                       2006      1.125          1.301               --
                                                       2005      1.080          1.125               --
                                                       2004      1.000          1.080               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.073          1.069               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (8/03).............................................  2007      1.319          1.419            5,788
                                                       2006      1.197          1.319            5,830
                                                       2005      1.167          1.197            5,669
                                                       2004      1.000          1.167               --

  LMPVET Social Awareness Subaccount (9/04)..........  2007      1.156          1.254               --
                                                       2006      1.098          1.156               --
                                                       2005      1.076          1.098               --
                                                       2004      0.954          1.076               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (12/03)...  2007      1.017          1.008               --
                                                       2006      0.999          1.017               --
                                                       2005      0.998          0.999               --
                                                       2004      1.000          0.998               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (8/03).........  2007      1.243          1.301               --
                                                       2006      1.076          1.243               --
                                                       2005      1.058          1.076               --
                                                       2004      1.000          1.058               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/03).............................................  2007      1.039          1.080               --
                                                       2006      1.020          1.039               --
                                                       2005      0.991          1.020               --
                                                       2004      1.000          0.991               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (7/03).............................................  2007      1.231          1.272               --
                                                       2006      1.133          1.231               --
                                                       2005      1.055          1.133               --
                                                       2004      1.000          1.055               --

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2007      1.187          1.237               --
                                                       2006      1.080          1.187               --
                                                       2005      1.066          1.080               --
                                                       2004      1.000          1.066               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (8/03).............................................  2007      1.274          1.321               --
                                                       2006      1.111          1.274               --
                                                       2005      1.100          1.111               --
                                                       2004      1.000          1.100               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (6/03).............................................  2007      1.348          1.483               --
                                                       2006      1.229          1.348               --
                                                       2005      1.161          1.229               --
                                                       2004      1.000          1.161               --

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.089          1.121               --
                                                       2005      1.072          1.089               --
                                                       2004      1.013          1.072               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (1/70)..........................................  2007      1.272          1.319               --
                                                       2006      1.000          1.272               --

  MIST BlackRock High Yield Subaccount (Class A)
  (1/70) *...........................................  2007      1.163          1.169               --
                                                       2006      1.000          1.163               --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2007      1.376          1.440               --
                                                       2006      1.000          1.376               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.428          1.433               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.185          1.147               --
                                                       2006      1.000          1.185               --

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2007      1.545          1.498               --
                                                       2006      1.000          1.545               --

  MIST Janus Forty Subaccount (Class A) (1/70).......  2007      1.363          1.738               --
                                                       2006      1.000          1.363               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.207          1.065               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (1/70)...................................  2007      1.179          1.226               --
                                                       2006      1.000          1.179               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (1/70)..........................................  2007      1.136          1.186               --
                                                       2006      1.000          1.136               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70) *.................................  2007      1.073          1.092               --
                                                       2006      1.000          1.073               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70) *...........................................  2007      1.068          1.051               --
                                                       2006      1.000          1.068               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2007      1.172          1.283               --
                                                       2006      1.000          1.172               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2007      1.155          1.258               --
                                                       2006      1.000          1.155               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      1.710          1.788               --

  MIST MFS(R) Value Subaccount (Class A) (1/70)......  2007      1.392          1.464               --
                                                       2006      1.000          1.392               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/07)..........................................  2007      1.215          1.012               --
                                                       2006      1.000          1.215               --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.074          1.133               --

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2007      1.285          1.319               --
                                                       2006      1.000          1.285               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.108          1.221               --
                                                       2006      1.000          1.108               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2007      1.164          1.213               --
                                                       2006      1.000          1.164               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70) *........................................  2007      1.025          0.972               --
                                                       2006      1.000          1.025               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2007      1.111          1.308               --
                                                       2006      1.000          1.111               --

  MSF BlackRock Bond Income Subaccount (Class A)
  (1/70).............................................  2007      1.049          1.090            7,367
                                                       2006      1.000          1.049            7,210

  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.026          1.053               --
                                                       2006      1.000          1.026               --

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2007      1.157          1.176               --
                                                       2006      1.000          1.157               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2007      1.206          1.228            1,959
                                                       2006      1.000          1.206            1,916

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.056          1.066               --
                                                       2006      1.000          1.056               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (1/70)...................................  2007      1.038          1.071               --
                                                       2006      1.000          1.038               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (1/70)........................  2007      1.045          1.070               --
                                                       2006      1.000          1.045               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.050          1.071               --
                                                       2006      1.000          1.050               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (1/70)........................  2007      1.055          1.071               --
                                                       2006      1.000          1.055               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (1/70).............................................  2007      1.210          1.232               --
                                                       2006      1.000          1.210               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.047          1.088               --
                                                       2006      0.996          1.047               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2007      1.064          1.136               --
                                                       2006      1.000          1.064               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (1/70)........................  2007      1.151          1.192               --
                                                       2006      1.000          1.151               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (1/70) *......................  2007      1.086          1.111               --
                                                       2006      1.000          1.086               --

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      1.001          1.007               --
                                                       2005      0.995          1.001               --
                                                       2004      1.000          0.995               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (7/04).....................................  2006      1.099          1.159               --
                                                       2005      1.063          1.099               --
                                                       2004      0.992          1.063               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (9/03)......................................  2007      1.050          1.068               --
                                                       2006      1.066          1.050            7,020
                                                       2005      1.068          1.066            6,474
                                                       2004      1.000          1.068               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.063          1.130            8,149
                                                       2006      1.047          1.063            7,954
                                                       2005      1.045          1.047            7,338
                                                       2004      1.000          1.045            6,721

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (6/03).........................................  2007      1.589          1.716               --
                                                       2006      1.272          1.589               --
                                                       2005      1.160          1.272               --
                                                       2004      1.000          1.160               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (6/03).............................................  2007      1.433          1.527               --
                                                       2006      1.249          1.433            5,357
                                                       2005      1.194          1.249            5,391
                                                       2004      1.000          1.194               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (11/03)............................................  2006      1.122          1.192               --
                                                       2005      1.055          1.122               --
                                                       2004      1.000          1.055               --

  Travelers Convertible Securities Subaccount
  (7/03).............................................  2006      1.023          1.088               --
                                                       2005      1.043          1.023               --
                                                       2004      1.000          1.043               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.231          1.341               --
                                                       2005      1.120          1.231               --
                                                       2004      1.000          1.120               --

  Travelers Equity Income Subaccount (7/03)..........  2006      1.126          1.181               --
                                                       2005      1.103          1.126            1,802
                                                       2004      1.000          1.103               --

  Travelers Federated High Yield Subaccount (9/03)...  2006      1.082          1.107               --
                                                       2005      1.079          1.082               --
                                                       2004      1.000          1.079               --

  Travelers Federated Stock Subaccount (6/03)........  2006      1.112          1.149               --
                                                       2005      1.080          1.112               --
                                                       2004      1.000          1.080               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Large Cap Subaccount (9/03)..............  2006      1.115          1.146               --
                                                       2005      1.049          1.115               --
                                                       2004      1.000          1.049               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (7/05)..................................  2006      1.069          1.135               --
                                                       2005      1.019          1.069               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (10/05).................................  2006      1.012          1.014               --
                                                       2005      1.000          1.012               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (7/05)..................................  2006      1.027          1.062               --
                                                       2005      1.000          1.027               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/70).......................  2006      1.030          1.072               --
                                                       2005      1.000          1.030               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (1/70).....................  2006      1.031          1.049               --
                                                       2005      1.000          1.031               --

  Travelers Mercury Large Cap Core Subaccount
  (7/03).............................................  2006      1.232          1.306               --
                                                       2005      1.125          1.232               --
                                                       2004      1.000          1.125               --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.082          1.143               --
                                                       2005      1.074          1.082               --
                                                       2004      1.000          1.074               --

  Travelers MFS(R) Total Return Subaccount (5/03)....  2006      1.104          1.137               --
                                                       2005      1.096          1.104               --
                                                       2004      1.000          1.096               --

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.173          1.265               --
                                                       2005      1.127          1.173               --
                                                       2004      0.994          1.127               --

  Travelers Mondrian International Stock Subaccount
  (8/03).............................................  2006      1.227          1.406               --
                                                       2005      1.146          1.227               --
                                                       2004      1.000          1.146               --

  Travelers Pioneer Fund Subaccount (4/03)...........  2006      1.133          1.200               --
                                                       2005      1.094          1.133               --
                                                       2004      1.000          1.094               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Mid Cap Value Subaccount (8/05)..  2006      1.007          1.057               --
                                                       2005      1.000          1.007               --

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.119          1.128               --
                                                       2005      1.104          1.119               --
                                                       2004      1.000          1.104               --

  Travelers Quality Bond Subaccount (8/03)...........  2006      1.026          1.014               --
                                                       2005      1.032          1.026            6,730
                                                       2004      1.000          1.032               --

  Travelers Strategic Equity Subaccount (7/03).......  2006      1.096          1.141               --
                                                       2005      1.098          1.096               --
                                                       2004      1.000          1.098               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (7/05)..................................  2006      1.018          1.169               --
                                                       2005      1.000          1.018               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (7/05)..................................  2006      0.975          1.116               --
                                                       2005      1.000          0.975               --

  Travelers U.S. Government Securities Subaccount
  (8/04).............................................  2006      1.095          1.053               --
                                                       2005      1.073          1.095            9,526
                                                       2004      1.036          1.073               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2007      1.307          1.248               --
                                                       2006      1.152          1.307               --
                                                       2005      1.132          1.152               --
                                                       2004      1.000          1.132               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (1/04).............................................  2007      1.143          1.257               --
                                                       2006      1.095          1.143               --
                                                       2005      1.038          1.095               --
                                                       2004      1.000          1.038               --




            PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT CHARGES 2.20%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (10/03)..................................  2006      1.190          1.157               --
                                                       2005      1.059          1.190               --
                                                       2004      1.000          1.059               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2007      1.465          1.645               --
                                                       2006      1.243          1.465               --
                                                       2005      1.114          1.243               --
                                                       2004      1.000          1.114               --

  American Funds Growth Subaccount (Class 2) (6/03)..  2007      1.332          1.464               --
                                                       2006      1.235          1.332               --
                                                       2005      1.087          1.235               --
                                                       2004      1.000          1.087               --

  American Funds Growth-Income Subaccount (Class 2)
  (6/03).............................................  2007      1.244          1.278               --
                                                       2006      1.103          1.244               --
                                                       2005      1.066          1.103               --
                                                       2004      1.000          1.066               --

Capital Appreciation Fund
  Capital Appreciation Fund (10/03)..................  2006      1.353          1.336               --
                                                       2005      1.170          1.353               --
                                                       2004      1.000          1.170               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.351          1.753               --
                                                       2005      1.289          1.351               --
                                                       2004      1.000          1.289               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2007      1.191          1.248               --
                                                       2006      1.045          1.191               --
                                                       2005      1.023          1.045               --
                                                       2004      1.000          1.023               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/03).....................................  2007      1.150          1.001               --
                                                       2006      1.133          1.150               --
                                                       2005      1.095          1.133               --
                                                       2004      1.000          1.095               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.205          1.308               --
                                                       2005      1.118          1.205               --
                                                       2004      1.000          1.118               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.207          1.342               --
                                                       2005      1.120          1.207               --
                                                       2004      1.000          1.120               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/03).............................................  2007      1.378          1.581               --
                                                       2006      1.264          1.378               --
                                                       2005      1.108          1.264               --
                                                       2004      1.000          1.108               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (6/03)...........................  2007      1.368          1.428               --
                                                       2006      1.229          1.368               --
                                                       2005      1.041          1.229               --
                                                       2004      1.000          1.041               --

  VIP Mid Cap Subaccount (Service Class 2) (6/03)....  2007      1.559          1.759               --
                                                       2006      1.418          1.559               --
                                                       2005      1.228          1.418               --
                                                       2004      1.000          1.228               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.191          1.379               --
                                                       2005      1.101          1.191               --
                                                       2004      1.000          1.101               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (7/03)........................  2007      1.972          2.484               --
                                                       2006      1.574          1.972               --
                                                       2005      1.263          1.574               --
                                                       2004      1.000          1.263               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      1.482          1.673               --
                                                       2006      1.247          1.482               --
                                                       2005      1.157          1.247               --
                                                       2004      1.000          1.157               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.193          1.422               --
                                                       2005      1.120          1.193               --
                                                       2004      1.000          1.120               --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.067          1.089               --
                                                       2005      1.077          1.067               --
                                                       2004      1.008          1.077               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (7/03).............................................  2006      1.126          1.161               --
                                                       2005      1.069          1.126               --
                                                       2004      1.000          1.069               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (12/03)...........................  2007      1.188          1.415               --
                                                       2006      1.142          1.188               --
                                                       2005      1.040          1.142               --
                                                       2004      1.000          1.040               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (11/03)....................................  2007      1.213          1.443               --
                                                       2006      1.149          1.213               --
                                                       2005      1.053          1.149               --
                                                       2004      1.000          1.053               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (7/03).....................................  2007      1.296          1.387               --
                                                       2006      1.123          1.296               --
                                                       2005      1.088          1.123               --
                                                       2004      1.000          1.088               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (10/03).....  2006      1.146          1.280               --
                                                       2005      1.127          1.146               --
                                                       2004      1.000          1.127               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.262          1.212               --

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.231          1.269               --

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.230          1.262               --
                                                       2006      1.092          1.230               --
                                                       2005      1.071          1.092               --
                                                       2004      1.000          1.071               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.291          1.232               --

  LMPVET Investors Subaccount (Class I) (7/03).......  2007      1.303          1.324               --
                                                       2006      1.126          1.303               --
                                                       2005      1.080          1.126               --
                                                       2004      1.000          1.080               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.074          1.071               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (8/03).............................................  2007      1.321          1.422               --
                                                       2006      1.197          1.321               --
                                                       2005      1.167          1.197               --
                                                       2004      1.000          1.167               --

  LMPVET Social Awareness Subaccount (9/04)..........  2007      1.158          1.256               --
                                                       2006      1.099          1.158               --
                                                       2005      1.076          1.099               --
                                                       2004      0.954          1.076               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (12/03)...  2007      1.018          1.010               --
                                                       2006      1.000          1.018               --
                                                       2005      0.999          1.000               --
                                                       2004      1.000          0.999               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (8/03).........  2007      1.244          1.303               --
                                                       2006      1.077          1.244               --
                                                       2005      1.058          1.077               --
                                                       2004      1.000          1.058               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/03).............................................  2007      1.041          1.082               --
                                                       2006      1.021          1.041               --
                                                       2005      0.991          1.021               --
                                                       2004      1.000          0.991               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (7/03).............................................  2007      1.232          1.273               --
                                                       2006      1.134          1.232               --
                                                       2005      1.055          1.134               --
                                                       2004      1.000          1.055               --

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2007      1.189          1.239               --
                                                       2006      1.081          1.189               --
                                                       2005      1.066          1.081               --
                                                       2004      1.000          1.066               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (8/03).............................................  2007      1.275          1.323               --
                                                       2006      1.112          1.275               --
                                                       2005      1.101          1.112               --
                                                       2004      1.000          1.101               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (6/03).............................................  2007      1.350          1.485               --
                                                       2006      1.230          1.350               --
                                                       2005      1.162          1.230               --
                                                       2004      1.000          1.162               --

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.089          1.122               --
                                                       2005      1.072          1.089               --
                                                       2004      1.013          1.072               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (1/70)..........................................  2007      1.273          1.321               --
                                                       2006      1.000          1.273               --

  MIST BlackRock High Yield Subaccount (Class A)
  (1/70) *...........................................  2007      1.162          1.167               --
                                                       2006      1.000          1.162               --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2007      1.378          1.442               --
                                                       2006      1.000          1.378               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.430          1.435               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.186          1.148               --
                                                       2006      1.000          1.186               --

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2007      1.543          1.496               --
                                                       2006      1.000          1.543               --

  MIST Janus Forty Subaccount (Class A) (1/70).......  2007      1.364          1.741               --
                                                       2006      1.000          1.364               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.208          1.066               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (1/70)...................................  2007      1.181          1.228               --
                                                       2006      1.000          1.181               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (1/70)..........................................  2007      1.137          1.188               --
                                                       2006      1.000          1.137               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70) *.................................  2007      1.073          1.091            5,120
                                                       2006      1.000          1.073            5,060

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70) *...........................................  2007      1.067          1.050               --
                                                       2006      1.000          1.067               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2007      1.174          1.285               --
                                                       2006      1.000          1.174               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2007      1.156          1.260               --
                                                       2006      1.000          1.156               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      1.707          1.785               --

  MIST MFS(R) Value Subaccount (Class A) (1/70)......  2007      1.393          1.467               --
                                                       2006      1.000          1.393               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/07)..........................................  2007      1.215          1.013               --
                                                       2006      1.000          1.215               --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.073          1.131            7,062

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2007      1.286          1.321               --
                                                       2006      1.000          1.286               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.109          1.222               --
                                                       2006      1.000          1.109               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2007      1.165          1.215               --
                                                       2006      1.000          1.165               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70) *........................................  2007      1.024          0.971            8,312
                                                       2006      1.000          1.024               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2007      1.112          1.310               --
                                                       2006      1.000          1.112               --

  MSF BlackRock Bond Income Subaccount (Class A)
  (1/70).............................................  2007      1.050          1.092               --
                                                       2006      1.000          1.050               --

  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.027          1.055            9,205
                                                       2006      1.000          1.027            9,583

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2007      1.159          1.178               --
                                                       2006      1.000          1.159               --

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2007      1.208          1.230               --
                                                       2006      1.000          1.208               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.056          1.067               --
                                                       2006      1.000          1.056               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (1/70)...................................  2007      1.038          1.072               --
                                                       2006      1.000          1.038               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (1/70)........................  2007      1.045          1.071               --
                                                       2006      1.000          1.045               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.050          1.072               --
                                                       2006      1.000          1.050               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (1/70)........................  2007      1.055          1.072               --
                                                       2006      1.000          1.055               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (1/70).............................................  2007      1.211          1.234               --
                                                       2006      1.000          1.211               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.046          1.087            3,659
                                                       2006      0.996          1.046            3,700

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2007      1.064          1.136               --
                                                       2006      1.000          1.064               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (1/70)........................  2007      1.152          1.194               --
                                                       2006      1.000          1.152               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (1/70) *......................  2007      1.085          1.109           10,823
                                                       2006      1.000          1.085           10,422

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      1.001          1.008               --
                                                       2005      0.995          1.001               --
                                                       2004      1.000          0.995               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (7/04).....................................  2006      1.100          1.160               --
                                                       2005      1.064          1.100               --
                                                       2004      0.992          1.064               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (9/03)......................................  2007      1.051          1.070               --
                                                       2006      1.067          1.051               --
                                                       2005      1.068          1.067               --
                                                       2004      1.000          1.068               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.064          1.132               --
                                                       2006      1.047          1.064               --
                                                       2005      1.045          1.047               --
                                                       2004      1.000          1.045               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (6/03).........................................  2007      1.591          1.719               --
                                                       2006      1.273          1.591               --
                                                       2005      1.160          1.273               --
                                                       2004      1.000          1.160               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (6/03).............................................  2007      1.435          1.529               --
                                                       2006      1.250          1.435               --
                                                       2005      1.194          1.250               --
                                                       2004      1.000          1.194               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (11/03)............................................  2006      1.123          1.193               --
                                                       2005      1.055          1.123               --
                                                       2004      1.000          1.055               --

  Travelers Convertible Securities Subaccount
  (7/03).............................................  2006      1.024          1.090               --
                                                       2005      1.043          1.024               --
                                                       2004      1.000          1.043               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.232          1.343               --
                                                       2005      1.120          1.232               --
                                                       2004      1.000          1.120               --

  Travelers Equity Income Subaccount (7/03)..........  2006      1.127          1.182               --
                                                       2005      1.103          1.127               --
                                                       2004      1.000          1.103               --

  Travelers Federated High Yield Subaccount (9/03)...  2006      1.083          1.108               --
                                                       2005      1.079          1.083               --
                                                       2004      1.000          1.079               --

  Travelers Federated Stock Subaccount (6/03)........  2006      1.113          1.150               --
                                                       2005      1.080          1.113               --
                                                       2004      1.000          1.080               --

  Travelers Large Cap Subaccount (9/03)..............  2006      1.116          1.147               --
                                                       2005      1.049          1.116               --
                                                       2004      1.000          1.049               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Aggressive
  Subaccount (7/05)..................................  2006      1.070          1.135               --
                                                       2005      1.019          1.070               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (10/05).................................  2006      1.012          1.014               --
                                                       2005      1.000          1.012               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (7/05)..................................  2006      1.028          1.062               --
                                                       2005      1.000          1.028               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/70).......................  2006      1.030          1.072               --
                                                       2005      1.000          1.030               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (1/70).....................  2006      1.032          1.050               --
                                                       2005      1.000          1.032               --

  Travelers Mercury Large Cap Core Subaccount
  (7/03).............................................  2006      1.233          1.307               --
                                                       2005      1.125          1.233               --
                                                       2004      1.000          1.125               --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.083          1.144               --
                                                       2005      1.074          1.083               --
                                                       2004      1.000          1.074               --

  Travelers MFS(R) Total Return Subaccount (5/03)....  2006      1.104          1.138               --
                                                       2005      1.097          1.104               --
                                                       2004      1.000          1.097               --

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.174          1.266               --
                                                       2005      1.127          1.174               --
                                                       2004      0.994          1.127               --

  Travelers Mondrian International Stock Subaccount
  (8/03).............................................  2006      1.228          1.408               --
                                                       2005      1.146          1.228               --
                                                       2004      1.000          1.146               --

  Travelers Pioneer Fund Subaccount (4/03)...........  2006      1.134          1.201               --
                                                       2005      1.094          1.134               --
                                                       2004      1.000          1.094               --

  Travelers Pioneer Mid Cap Value Subaccount (8/05)..  2006      1.007          1.058               --
                                                       2005      1.000          1.007               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.120          1.129               --
                                                       2005      1.105          1.120               --
                                                       2004      1.000          1.105               --

  Travelers Quality Bond Subaccount (8/03)...........  2006      1.027          1.015               --
                                                       2005      1.033          1.027               --
                                                       2004      1.000          1.033               --

  Travelers Strategic Equity Subaccount (7/03).......  2006      1.097          1.142               --
                                                       2005      1.099          1.097               --
                                                       2004      1.000          1.099               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (7/05)..................................  2006      1.018          1.169               --
                                                       2005      1.000          1.018               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (7/05)..................................  2006      0.975          1.117               --
                                                       2005      1.000          0.975               --

  Travelers U.S. Government Securities Subaccount
  (8/04).............................................  2006      1.095          1.054               --
                                                       2005      1.073          1.095               --
                                                       2004      1.036          1.073               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2007      1.309          1.250               --
                                                       2006      1.153          1.309               --
                                                       2005      1.132          1.153               --
                                                       2004      1.000          1.132               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (1/04).............................................  2007      1.145          1.259               --
                                                       2006      1.096          1.145               --
                                                       2005      1.038          1.096               --
                                                       2004      1.000          1.038               --




            PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT CHARGES 2.35%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (10/03)..................................  2006      1.354          1.314               --
                                                       2005      1.207          1.354               --
                                                       2004      1.140          1.207               --
                                                       2003      1.000          1.140               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2007      1.908          2.140               --
                                                       2006      1.622          1.908               --
                                                       2005      1.455          1.622               --
                                                       2004      1.313          1.455               --
                                                       2003      1.000          1.313               --

  American Funds Growth Subaccount (Class 2) (6/03)..  2007      1.682          1.845           13,004
                                                       2006      1.562          1.682           13,008
                                                       2005      1.376          1.562           13,012
                                                       2004      1.252          1.376           13,007
                                                       2003      1.000          1.252            8,906

  American Funds Growth-Income Subaccount (Class 2)
  (6/03).............................................  2007      1.568          1.608           11,271
                                                       2006      1.393          1.568           11,271
                                                       2005      1.348          1.393           11,271
                                                       2004      1.250          1.348           11,257
                                                       2003      1.000          1.250           11,257

Capital Appreciation Fund
  Capital Appreciation Fund (10/03)..................  2006      1.631          1.610               --
                                                       2005      1.413          1.631               --
                                                       2004      1.210          1.413               --
                                                       2003      1.000          1.210               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.689          2.189               --
                                                       2005      1.614          1.689               --
                                                       2004      1.258          1.614               --
                                                       2003      1.000          1.258               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2007      1.387          1.451            4,731
                                                       2006      1.219          1.387            4,731
                                                       2005      1.196          1.219            4,731
                                                       2004      1.165          1.196            4,718
                                                       2003      1.000          1.165            4,718

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/03).....................................  2007      1.456          1.265               --
                                                       2006      1.436          1.456               --
                                                       2005      1.390          1.436               --
                                                       2004      1.278          1.390               --
                                                       2003      1.000          1.278               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/03)................................  2006      1.294          1.404               --
                                                       2005      1.202          1.294               --
                                                       2004      1.078          1.202               --
                                                       2003      1.000          1.078               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.291          1.436               --
                                                       2005      1.200          1.291               --
                                                       2004      1.071          1.200               --
                                                       2003      1.000          1.071               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/03).............................................  2007      1.721          1.971               --
                                                       2006      1.581          1.721               --
                                                       2005      1.387          1.581               --
                                                       2004      1.233          1.387               --
                                                       2003      1.000          1.233               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (6/03)...........................  2007      1.529          1.594            4,880
                                                       2006      1.375          1.529            4,885
                                                       2005      1.166          1.375            4,890
                                                       2004      1.179          1.166            4,895
                                                       2003      1.000          1.179               --

  VIP Mid Cap Subaccount (Service Class 2) (6/03)....  2007      2.163          2.437            4,266
                                                       2006      1.970          2.163            4,266
                                                       2005      1.709          1.970            4,266
                                                       2004      1.403          1.709            4,277
                                                       2003      1.000          1.403            4,277

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.427          1.650               --
                                                       2005      1.321          1.427               --
                                                       2004      1.201          1.321               --
                                                       2003      1.000          1.201               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (7/03)........................  2007      2.792          3.511               --
                                                       2006      2.231          2.792               --
                                                       2005      1.792          2.231               --
                                                       2004      1.471          1.792               --
                                                       2003      1.000          1.471               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      1.967          2.218               --
                                                       2006      1.658          1.967               --
                                                       2005      1.541          1.658               --
                                                       2004      1.331          1.541               --
                                                       2003      1.210          1.331               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.591          1.894               --
                                                       2005      1.497          1.591               --
                                                       2004      1.321          1.497               --
                                                       2003      1.000          1.321               --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.046          1.067               --
                                                       2005      1.057          1.046               --
                                                       2004      0.990          1.057               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (7/03).............................................  2006      1.211          1.248               --
                                                       2005      1.152          1.211               --
                                                       2004      1.089          1.152               --
                                                       2003      1.000          1.089               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (12/03)...........................  2007      1.508          1.792               --
                                                       2006      1.451          1.508               --
                                                       2005      1.323          1.451               --
                                                       2004      1.186          1.323               --
                                                       2003      1.000          1.186               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (11/03)....................................  2007      1.554          1.848               --
                                                       2006      1.476          1.554               --
                                                       2005      1.354          1.476               --
                                                       2004      1.379          1.354               --
                                                       2003      1.000          1.379               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (7/03).....................................  2007      1.513          1.616               --
                                                       2006      1.313          1.513               --
                                                       2005      1.273          1.313               --
                                                       2004      1.247          1.273               --
                                                       2003      1.000          1.247               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (10/03).....  2006      1.513          1.687               --
                                                       2005      1.490          1.513               --
                                                       2004      1.327          1.490               --
                                                       2003      1.000          1.327               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.609          1.543               --

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.488          1.533               --

  LMPVET Equity Index Subaccount (Class II) (5/03)...  2007      1.487          1.523               --
                                                       2006      1.322          1.487               --
                                                       2005      1.298          1.322               --
                                                       2004      1.206          1.298               --
                                                       2003      1.000          1.206               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.678          1.599               --

  LMPVET Investors Subaccount (Class I) (7/03).......  2007      1.642          1.667               --
                                                       2006      1.422          1.642               --
                                                       2005      1.366          1.422               --
                                                       2004      1.267          1.366               --
                                                       2003      1.000          1.267               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.379          1.374            7,360

  LMPVET Small Cap Growth Subaccount (Class I)
  (8/03).............................................  2007      1.805          1.939            4,239
                                                       2006      1.639          1.805            4,239
                                                       2005      1.599          1.639            4,239
                                                       2004      1.422          1.599            4,243
                                                       2003      1.000          1.422            4,243

  LMPVET Social Awareness Subaccount (9/04)..........  2007      1.116          1.209               --
                                                       2006      1.061          1.116               --
                                                       2005      1.040          1.061               --
                                                       2004      0.923          1.040               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (12/03)...  2007      1.001          0.991               --
                                                       2006      0.985          1.001               --
                                                       2005      0.985          0.985               --
                                                       2004      0.997          0.985               --
                                                       2003      1.000          0.997               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (8/03).........  2007      1.617          1.693               --
                                                       2006      1.402          1.617               --
                                                       2005      1.379          1.402               --
                                                       2004      1.304          1.379               --
                                                       2003      1.000          1.304               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/03).............................................  2007      1.337          1.389               --
                                                       2006      1.313          1.337            7,367
                                                       2005      1.278          1.313            7,375
                                                       2004      1.301          1.278            4,379
                                                       2003      1.000          1.301               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (7/03).............................................  2007      1.572          1.624               --
                                                       2006      1.449          1.572               --
                                                       2005      1.350          1.449               --
                                                       2004      1.267          1.350               --
                                                       2003      1.000          1.267               --

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2007      1.438          1.498               --
                                                       2006      1.310          1.438               --
                                                       2005      1.294          1.310               --
                                                       2004      1.222          1.294               --
                                                       2003      1.000          1.222               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (8/03).............................................  2007      1.572          1.630               --
                                                       2006      1.372          1.572               --
                                                       2005      1.361          1.372               --
                                                       2004      1.237          1.361               --
                                                       2003      1.000          1.237               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (6/03).............................................  2007      1.758          1.932               --
                                                       2006      1.603          1.758            8,372
                                                       2005      1.516          1.603            8,376
                                                       2004      1.252          1.516            8,386
                                                       2003      1.000          1.252            4,576

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.071          1.102               --
                                                       2005      1.056          1.071               --
                                                       2004      0.998          1.056               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (1/70)..........................................  2007      1.667          1.727               --
                                                       2006      1.000          1.667               --

  MIST BlackRock High Yield Subaccount (Class A)
  (1/70) *...........................................  2007      1.278          1.283               --
                                                       2006      1.000          1.278               --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (1/70).............................................  2007      1.597          1.671               --
                                                       2006      1.000          1.597               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.657          1.661               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.183          1.144               --
                                                       2006      1.000          1.183               --

  MIST Harris Oakmark International Subaccount (Class
  A) (1/70) *........................................  2007      1.914          1.853            6,834
                                                       2006      1.000          1.914            6,834

  MIST Janus Forty Subaccount (Class A) (1/70).......  2007      1.642          2.093               --
                                                       2006      1.000          1.642               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.205          1.062               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (1/70)...................................  2007      1.159          1.204               --
                                                       2006      1.000          1.159               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (1/70)..........................................  2007      1.280          1.336               --
                                                       2006      1.000          1.280               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (1/70) *.................................  2007      1.072          1.089               --
                                                       2006      1.000          1.072               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (1/70) *...........................................  2007      1.067          1.048           13,798
                                                       2006      1.000          1.067               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (1/70)..........................................  2007      1.407          1.538               --
                                                       2006      1.000          1.407               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (1/70).............................................  2007      1.154          1.255               --
                                                       2006      1.000          1.154               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07) *.................................  2007      2.145          2.241               --

  MIST MFS(R) Value Subaccount (Class A) (1/70)......  2007      1.363          1.433               --
                                                       2006      1.000          1.363               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/07)..........................................  2007      1.214          1.010               --
                                                       2006      1.000          1.214               --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.110          1.169               --

  MIST Pioneer Fund Subaccount (Class A) (1/70)......  2007      1.508          1.547               --
                                                       2006      1.000          1.508               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (1/70).............................................  2007      1.107          1.219               --
                                                       2006      1.000          1.107               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (1/70).............................................  2007      1.136          1.183               --
                                                       2006      1.000          1.136               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (1/70) *........................................  2007      1.024          0.970               --
                                                       2006      1.000          1.024               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (1/70)..........................................  2007      1.467          1.725               --
                                                       2006      1.000          1.467               --

  MSF BlackRock Bond Income Subaccount (Class A)
  (1/70).............................................  2007      1.033          1.073               --
                                                       2006      1.000          1.033               --

  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.004          1.030               --
                                                       2006      1.000          1.004               --

  MSF FI Large Cap Subaccount (Class A) (1/70).......  2007      1.354          1.375               --
                                                       2006      1.000          1.354               --

  MSF FI Value Leaders Subaccount (Class D) (1/70)...  2007      1.439          1.463               --
                                                       2006      1.000          1.439               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.055          1.064               --
                                                       2006      1.000          1.055               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (1/70)...................................  2007      1.037          1.070               --
                                                       2006      1.000          1.037               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (1/70)........................  2007      1.044          1.069               --
                                                       2006      1.000          1.044               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (1/70)..........................................  2007      1.049          1.069               --
                                                       2006      1.000          1.049               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (1/70)........................  2007      1.054          1.069               --
                                                       2006      1.000          1.054               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (1/70).............................................  2007      1.343          1.367               --
                                                       2006      1.000          1.343               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.046          1.085               --
                                                       2006      0.996          1.046               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (1/70)...................................  2007      1.063          1.134               --
                                                       2006      1.000          1.063               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (1/70)........................  2007      1.128          1.168               --
                                                       2006      1.000          1.128               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (1/70) *......................  2007      1.051          1.072               --
                                                       2006      1.000          1.051               --

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      0.981          0.987               --
                                                       2005      0.976          0.981               --
                                                       2004      0.989          0.976               --
                                                       2003      1.000          0.989               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (7/04).....................................  2006      1.082          1.140               --
                                                       2005      1.047          1.082               --
                                                       2004      0.977          1.047               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (9/03)......................................  2007      1.086          1.105               --
                                                       2006      1.104          1.086               --
                                                       2005      1.107          1.104               --
                                                       2004      1.041          1.107               --
                                                       2003      1.000          1.041               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.048          1.113               --
                                                       2006      1.033          1.048               --
                                                       2005      1.032          1.033               --
                                                       2004      1.008          1.032               --
                                                       2003      1.000          1.008               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (6/03).........................................  2007      1.997          2.156               --
                                                       2006      1.600          1.997               --
                                                       2005      1.460          1.600               --
                                                       2004      1.287          1.460               --
                                                       2003      1.000          1.287               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (6/03).............................................  2007      2.101          2.238               --
                                                       2006      1.833          2.101               --
                                                       2005      1.753          1.833               --
                                                       2004      1.422          1.753               --
                                                       2003      1.000          1.422               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (11/03)............................................  2006      1.347          1.431               --
                                                       2005      1.269          1.347               --
                                                       2004      1.219          1.269               --
                                                       2003      1.000          1.219               --

  Travelers Convertible Securities Subaccount
  (7/03).............................................  2006      1.155          1.228               --
                                                       2005      1.178          1.155               --
                                                       2004      1.135          1.178               --
                                                       2003      1.000          1.135               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.615          1.759               --
                                                       2005      1.470          1.615               --
                                                       2004      1.293          1.470               --
                                                       2003      1.000          1.293               --

  Travelers Equity Income Subaccount (7/03)..........  2006      1.345          1.410               --
                                                       2005      1.318          1.345               --
                                                       2004      1.228          1.318               --
                                                       2003      1.000          1.228               --

  Travelers Federated High Yield Subaccount (9/03)...  2006      1.191          1.218               --
                                                       2005      1.189          1.191               --
                                                       2004      1.103          1.189               --
                                                       2003      1.000          1.103               --

  Travelers Federated Stock Subaccount (6/03)........  2006      1.383          1.428               --
                                                       2005      1.344          1.383               --
                                                       2004      1.245          1.344               --
                                                       2003      1.000          1.245               --

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Large Cap Subaccount (9/03)..............  2006      1.306          1.343               --
                                                       2005      1.230          1.306               --
                                                       2004      1.182          1.230               --
                                                       2003      1.000          1.182               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (7/05)..................................  2006      1.069          1.134               --
                                                       2005      1.019          1.069               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (10/05).................................  2006      1.012          1.013               --
                                                       2005      1.000          1.012               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (7/05)..................................  2006      1.027          1.061               --
                                                       2005      1.000          1.027               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (1/70).......................  2006      1.029          1.071               --
                                                       2005      1.000          1.029               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (1/70).....................  2006      1.031          1.048               --
                                                       2005      1.000          1.031               --

  Travelers Mercury Large Cap Core Subaccount
  (7/03).............................................  2006      1.431          1.516               --
                                                       2005      1.308          1.431               --
                                                       2004      1.155          1.308               --
                                                       2003      1.000          1.155               --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/03)..  2006      1.431          1.510               --
                                                       2005      1.421          1.431               --
                                                       2004      1.275          1.421               --
                                                       2003      1.000          1.275               --

  Travelers MFS(R) Total Return Subaccount (5/03)....  2006      1.226          1.263               --
                                                       2005      1.220          1.226               --
                                                       2004      1.120          1.220               --
                                                       2003      1.000          1.120               --

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.150          1.239               --
                                                       2005      1.106          1.150               --
                                                       2004      0.976          1.106               --

  Travelers Mondrian International Stock Subaccount
  (8/03).............................................  2006      1.523          1.745               --
                                                       2005      1.424          1.523            6,834
                                                       2004      1.259          1.424            6,836
                                                       2003      1.000          1.259            6,836

                                PORTFOLIO ARCHITECT II -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Fund Subaccount (4/03)...........  2006      1.332          1.410               --
                                                       2005      1.287          1.332               --
                                                       2004      1.185          1.287               --
                                                       2003      1.000          1.185               --

  Travelers Pioneer Mid Cap Value Subaccount (8/05)..  2006      1.006          1.057               --
                                                       2005      1.000          1.006               --

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.094          1.102               --
                                                       2005      1.080          1.094               --
                                                       2004      0.978          1.080               --

  Travelers Quality Bond Subaccount (8/03)...........  2006      1.012          1.000               --
                                                       2005      1.019          1.012               --
                                                       2004      1.010          1.019               --
                                                       2003      1.000          1.010               --

  Travelers Strategic Equity Subaccount (7/03).......  2006      1.312          1.365               --
                                                       2005      1.316          1.312               --
                                                       2004      1.222          1.316               --
                                                       2003      1.000          1.222               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (7/05)..................................  2006      1.017          1.168               --
                                                       2005      1.000          1.017               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (7/05)..................................  2006      0.975          1.115               --
                                                       2005      1.000          0.975               --

  Travelers U.S. Government Securities Subaccount
  (8/04).............................................  2006      1.061          1.020               --
                                                       2005      1.041          1.061               --
                                                       2004      1.006          1.041               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2007      1.659          1.582               --
                                                       2006      1.463          1.659               --
                                                       2005      1.439          1.463               --
                                                       2004      1.254          1.439               --
                                                       2003      1.000          1.254               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (1/04).............................................  2007      1.316          1.446               --
                                                       2006      1.262          1.316               --
                                                       2005      1.198          1.262               --
                                                       2004      1.181          1.198               --
                                                       2003      1.000          1.181               --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, AllianceBernstein Variable Products Series Fund, Inc.-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities V.I. Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, High Yield Bond Trust merged into Metropolitan Series Fund, Inc.-Western Asset Management High Yield Bond Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Janus Aspen Series-Janus Aspen Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MSF Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Managed Assets Trust merged into Met Investors Series Trust-Legg Mason Partners Managed Assets Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Main Street Fund/VA was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Convertible Securities Portfolio merged into Met Investors Series Trust-Lord Abbett Bond Debenture Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Disciplined Mid Cap Stock Portfolio merged into Met Investors Series Trust-Batterymarch Mid-Cap Stock Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated High Yield Portfolio merged into Met Investors Series Trust-Federated High Yield Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated Stock Portfolio merged into Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Quality Bond Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-U.S. Government Securities Portfolio merged into Metropolitan Series Fund, Inc.-Western Asset Management U.S. Government Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable Large Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II, Inc.-Legg Mason Partners Variable Aggressive Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II-Legg Mason Partners Variable Growth and Income Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Metropolitan Series Funds, Inc.-Western Asset Management High Yield Bond Portfolio was replaced by Met Investors Series Trust-BlackRock High Yield Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

           CONDENSED FINANCIAL INFORMATION -- PIONEER ANNUISTAR VALUE

--------------------------------------------------------------------------------

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

            PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT CHARGES 1.70%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (9/03).........................................  2007      1.257          1.339               --
                                                       2006      1.205          1.257               --
                                                       2005      1.129          1.205               --
                                                       2004      1.080          1.129               --
                                                       2003      1.000          1.080               --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (12/03)............................................  2007      1.373          1.475               --
                                                       2006      1.259          1.373               --
                                                       2005      1.193          1.259               --
                                                       2004      1.069          1.193               --
                                                       2003      1.000          1.069               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.392          1.331           17,659
                                                       2006      1.209          1.392           17,633
                                                       2005      1.189          1.209               --
                                                       2004      1.089          1.189               --
                                                       2003      1.000          1.089               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/03).......................  2007      1.305          1.427               --
                                                       2006      1.221          1.305               --
                                                       2005      1.185          1.221               --
                                                       2004      1.081          1.185               --
                                                       2003      1.000          1.081               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      1.678          1.904               --
                                                       2006      1.405          1.678               --
                                                       2005      1.297          1.405               --
                                                       2004      1.113          1.297               --
                                                       2003      1.000          1.113               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.387          1.335           20,855

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.294          1.298               --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.460          1.397               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (4/05)........  2007      1.200          1.257               --
                                                       2006      1.035          1.200               --
                                                       2005      0.950          1.035               --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.265          1.300               --
                                                       2006      1.146          1.265               --
                                                       2005      1.132          1.146               --
                                                       2004      1.061          1.132               --
                                                       2003      1.000          1.061               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (9/03).............................................  2007      1.353          1.399               --
                                                       2006      1.242          1.353           20,518
                                                       2005      1.152          1.242               --
                                                       2004      1.077          1.152               --
                                                       2003      1.000          1.077               --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.322          1.379               --

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.007          1.132               --
                                                       2006      1.000          1.007               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.032          1.066               --
                                                       2006      1.000          1.032               --

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.979               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.051          1.098           47,201
                                                       2006      1.000          1.051           47,521

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      1.002          1.010               --
                                                       2005      0.990          1.002               --
                                                       2004      0.997          0.990               --
                                                       2003      1.000          0.997               --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.177          1.230               --
                                                       2005      1.141          1.177               --
                                                       2004      1.089          1.141               --
                                                       2003      1.000          1.089               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.514          1.648               --
                                                       2005      1.350          1.514               --
                                                       2004      1.155          1.350               --
                                                       2003      1.000          1.155               --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (12/03)............................................  2007      1.035          1.073               --
                                                       2006      1.021          1.035               --
                                                       2005      1.020          1.021               --
                                                       2004      1.007          1.020               --
                                                       2003      1.000          1.007               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (7/04).............................................  2006      0.995          1.118               --
                                                       2005      1.000          0.995               --
                                                       2004      0.994          1.000               --

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.103          1.173               --
                                                       2005      1.082          1.103               --
                                                       2004      1.052          1.082               --
                                                       2003      1.000          1.052               --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.091               --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (7/05).............................................  2007      1.249          1.307           32,589
                                                       2006      1.085          1.249           32,299
                                                       2005      1.020          1.085               --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      2.527          3.539            3,107
                                                       2006      1.897          2.527            3,448
                                                       2005      1.402          1.897               --
                                                       2004      1.202          1.402               --
                                                       2003      1.000          1.202               --

  Pioneer Equity Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.552          1.534           15,112
                                                       2006      1.293          1.552           15,743
                                                       2005      1.246          1.293           16,437
                                                       2004      1.092          1.246               --
                                                       2003      1.000          1.092               --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.247          1.372               --
                                                       2006      1.064          1.247               --
                                                       2005      1.000          1.064               --

  Pioneer Europe VCT Subaccount (Class II) (9/03)....  2006      1.449          1.839               --
                                                       2005      1.367          1.449               --
                                                       2004      1.176          1.367               --
                                                       2003      1.000          1.176               --

  Pioneer Fund VCT Subaccount (Class II) (9/03)......  2007      1.420          1.463               --
                                                       2006      1.242          1.420               --
                                                       2005      1.192          1.242               --
                                                       2004      1.093          1.192               --
                                                       2003      1.000          1.093               --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (7/05).............................................  2007      1.145          1.149               --
                                                       2006      1.039          1.145               --
                                                       2005      1.026          1.039               --

  Pioneer High Yield VCT Subaccount (Class II)
  (9/03).............................................  2007      1.201          1.247               --
                                                       2006      1.129          1.201               --
                                                       2005      1.129          1.129               --
                                                       2004      1.066          1.129               --
                                                       2003      1.000          1.066               --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (7/05).......................  2007      1.219          1.261               --
                                                       2006      1.084          1.219               --
                                                       2005      1.014          1.084               --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.178          1.225               --
                                                       2006      1.064          1.178               --
                                                       2005      0.991          1.064               --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.141          1.185           47,430
                                                       2006      1.049          1.141           49,409
                                                       2005      0.976          1.049           51,588

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.186          1.253               --
                                                       2006      1.107          1.186               --
                                                       2005      1.091          1.107               --
                                                       2004      1.043          1.091               --
                                                       2003      1.000          1.043               --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer International Value VCT Subaccount (Class
  II) (1/04).........................................  2007      1.831          2.039            7,153
                                                       2006      1.519          1.831            7,451
                                                       2005      1.342          1.519            7,780
                                                       2004      1.152          1.342               --
                                                       2003      1.000          1.152               --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.581          1.637               --
                                                       2006      1.432          1.581               --
                                                       2005      1.353          1.432               --
                                                       2004      1.130          1.353               --
                                                       2003      1.000          1.130               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      1.176          1.250           23,863
                                                       2006      1.164          1.176           23,448
                                                       2005      1.094          1.164               --
                                                       2004      1.023          1.094               --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (9/03).........................................  2007      2.221          1.767            7,792
                                                       2006      1.655          2.221            7,857
                                                       2005      1.466          1.655               --
                                                       2004      1.101          1.466               --
                                                       2003      1.000          1.101               --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (7/04)..................................  2007      1.169          1.381               --
                                                       2006      1.103          1.169               --
                                                       2005      1.072          1.103               --
                                                       2004      1.049          1.072               --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.589          1.450           10,321
                                                       2006      1.416          1.589           10,321
                                                       2005      1.297          1.416               --
                                                       2004      1.100          1.297               --
                                                       2003      1.000          1.100               --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.181          1.253               --
                                                       2005      1.181          1.181               --
                                                       2004      1.061          1.181               --
                                                       2003      1.000          1.061               --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.201          1.253           43,016
                                                       2006      1.150          1.201           43,716
                                                       2005      1.141          1.150           18,236
                                                       2004      1.055          1.141               --
                                                       2003      1.000          1.055               --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 1.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Value VCT Subaccount (Class II) (12/03)....  2007      1.399          1.399               --
                                                       2006      1.237          1.399               --
                                                       2005      1.202          1.237               --
                                                       2004      1.097          1.202               --
                                                       2003      1.000          1.097               --




            PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT CHARGES 1.75%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (9/03).........................................  2007      1.422          1.515                --
                                                       2006      1.364          1.422                --
                                                       2005      1.279          1.364                --
                                                       2004      1.224          1.279                --
                                                       2003      1.000          1.224                --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (12/03)............................................  2007      1.594          1.712                --
                                                       2006      1.462          1.594                --
                                                       2005      1.387          1.462                --
                                                       2004      1.243          1.387                --
                                                       2003      1.000          1.243                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.549          1.481            27,482
                                                       2006      1.346          1.549            27,586
                                                       2005      1.324          1.346            29,997
                                                       2004      1.214          1.324            35,918
                                                       2003      1.000          1.214                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/03).......................  2007      1.606          1.756             9,320
                                                       2006      1.504          1.606             9,705
                                                       2005      1.460          1.504                --
                                                       2004      1.333          1.460                --
                                                       2003      1.000          1.333                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      2.011          2.282            27,954
                                                       2006      1.685          2.011            29,061
                                                       2005      1.557          1.685            10,361
                                                       2004      1.336          1.557            11,039
                                                       2003      1.000          1.336                --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 1.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.612          1.551                --

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.356          1.359                --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.718          1.644             3,205

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (4/05)........  2007      1.199          1.256                --
                                                       2006      1.035          1.199                --
                                                       2005      0.950          1.035                --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.325          1.362                --
                                                       2006      1.201          1.325                --
                                                       2005      1.187          1.201                --
                                                       2004      1.113          1.187                --
                                                       2003      1.000          1.113                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (9/03).............................................  2007      1.573          1.627                --
                                                       2006      1.445          1.573                --
                                                       2005      1.342          1.445                --
                                                       2004      1.255          1.342                --
                                                       2003      1.000          1.255                --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.496          1.560                --

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.007          1.131            25,106
                                                       2006      1.000          1.007            24,653

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.026          1.060            43,594
                                                       2006      1.000          1.026            17,507

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.978                --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.051          1.098                --
                                                       2006      1.000          1.051                --

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      0.997          1.005                --
                                                       2005      0.986          0.997            18,645
                                                       2004      0.993          0.986            19,865
                                                       2003      1.000          0.993                --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 1.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.330          1.389                --
                                                       2005      1.290          1.330                --
                                                       2004      1.231          1.290                --
                                                       2003      1.000          1.231                --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.848          2.011                --
                                                       2005      1.649          1.848                --
                                                       2004      1.411          1.649                --
                                                       2003      1.000          1.411                --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (12/03)............................................  2007      1.021          1.058                --
                                                       2006      1.007          1.021                --
                                                       2005      1.007          1.007                --
                                                       2004      0.994          1.007                --
                                                       2003      1.000          0.994                --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (7/04).............................................  2006      0.994          1.117                --
                                                       2005      1.000          0.994                --
                                                       2004      0.994          1.000                --

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.161          1.234                --
                                                       2005      1.139          1.161            33,952
                                                       2004      1.109          1.139            36,173
                                                       2003      1.000          1.109                --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.091            19,483

  Pioneer Cullen Value VCT Subaccount (Class II)
  (7/05).............................................  2007      1.248          1.305           131,355
                                                       2006      1.084          1.248           147,395
                                                       2005      1.020          1.084            13,651

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      3.167          4.433            44,929
                                                       2006      2.378          3.167            47,018
                                                       2005      1.759          2.378             4,460
                                                       2004      1.508          1.759             3,035
                                                       2003      1.000          1.508                --

  Pioneer Equity Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.708          1.687            78,900
                                                       2006      1.423          1.708            78,533
                                                       2005      1.372          1.423            10,312
                                                       2004      1.203          1.372            15,160
                                                       2003      1.000          1.203                --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 1.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.246          1.370                --
                                                       2006      1.063          1.246            19,994
                                                       2005      1.000          1.063                --

  Pioneer Europe VCT Subaccount (Class II) (9/03)....  2006      1.577          2.000                --
                                                       2005      1.488          1.577                --
                                                       2004      1.281          1.488                --
                                                       2003      1.000          1.281                --

  Pioneer Fund VCT Subaccount (Class II) (9/03)......  2007      1.571          1.618                --
                                                       2006      1.374          1.571                --
                                                       2005      1.320          1.374                --
                                                       2004      1.211          1.320                --
                                                       2003      1.000          1.211                --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (7/05).............................................  2007      1.144          1.148            39,156
                                                       2006      1.039          1.144            20,807
                                                       2005      1.026          1.039            14,368

  Pioneer High Yield VCT Subaccount (Class II)
  (9/03).............................................  2007      1.295          1.344            22,054
                                                       2006      1.218          1.295             6,461
                                                       2005      1.219          1.218                --
                                                       2004      1.151          1.219                --
                                                       2003      1.000          1.151                --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (7/05).......................  2007      1.218          1.259             6,144
                                                       2006      1.083          1.218             6,168
                                                       2005      1.014          1.083             6,195

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.177          1.223         1,439,974
                                                       2006      1.063          1.177         1,451,335
                                                       2005      0.991          1.063         1,365,800

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.140          1.184            32,376
                                                       2006      1.049          1.140            34,427
                                                       2005      0.976          1.049                --

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.308          1.381                --
                                                       2006      1.221          1.308                --
                                                       2005      1.204          1.221                --
                                                       2004      1.152          1.204                --
                                                       2003      1.000          1.152                --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 1.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer International Value VCT Subaccount (Class
  II) (1/04).........................................  2007      2.044          2.274                --
                                                       2006      1.697          2.044                --
                                                       2005      1.499          1.697                --
                                                       2004      1.288          1.499                --
                                                       2003      1.000          1.288                --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.846          1.911             7,233
                                                       2006      1.673          1.846             7,260
                                                       2005      1.582          1.673                --
                                                       2004      1.322          1.582            13,464
                                                       2003      1.000          1.322                --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      1.174          1.248            26,371
                                                       2006      1.163          1.174            26,159
                                                       2005      1.094          1.163            12,547
                                                       2004      1.022          1.094                --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (9/03).........................................  2007      2.537          2.016             4,020
                                                       2006      1.891          2.537             3,368
                                                       2005      1.676          1.891                --
                                                       2004      1.259          1.676             9,713
                                                       2003      1.000          1.259                --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (7/04)..................................  2007      1.168          1.378                --
                                                       2006      1.102          1.168                --
                                                       2005      1.072          1.102                --
                                                       2004      1.049          1.072                --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.952          1.780            19,973
                                                       2006      1.740          1.952            17,549
                                                       2005      1.594          1.740             8,504
                                                       2004      1.353          1.594            13,226
                                                       2003      1.000          1.353                --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.426          1.514                --
                                                       2005      1.428          1.426                --
                                                       2004      1.284          1.428                --
                                                       2003      1.000          1.284                --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.236          1.289            16,323
                                                       2006      1.184          1.236                --
                                                       2005      1.175          1.184                --
                                                       2004      1.088          1.175                --
                                                       2003      1.000          1.088                --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 1.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Value VCT Subaccount (Class II) (12/03)....  2007      1.515          1.514                --
                                                       2006      1.340          1.515                --
                                                       2005      1.303          1.340                --
                                                       2004      1.190          1.303                --
                                                       2003      1.000          1.190                --




            PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT CHARGES 1.90%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (9/03).........................................  2007      1.248          1.329               --
                                                       2006      1.200          1.248           19,465
                                                       2005      1.126          1.200           18,575
                                                       2004      1.079          1.126           14,804
                                                       2003      1.000          1.079               --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (12/03)............................................  2007      1.364          1.463           13,751
                                                       2006      1.253          1.364           14,076
                                                       2005      1.190          1.253           13,707
                                                       2004      1.068          1.190           11,715
                                                       2003      1.000          1.068               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.383          1.320          152,572
                                                       2006      1.203          1.383          152,126
                                                       2005      1.185          1.203          161,331
                                                       2004      1.088          1.185          166,429
                                                       2003      1.000          1.088               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/03).......................  2007      1.296          1.415           55,528
                                                       2006      1.215          1.296           39,224
                                                       2005      1.182          1.215           39,018
                                                       2004      1.081          1.182           36,947
                                                       2003      1.000          1.081               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      1.667          1.888           51,119
                                                       2006      1.399          1.667           54,400
                                                       2005      1.294          1.399           59,262
                                                       2004      1.113          1.294           62,699
                                                       2003      1.000          1.113               --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.377          1.323           17,167

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.285          1.287           30,995

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.449          1.385               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (4/05)........  2007      1.196          1.252               --
                                                       2006      1.034          1.196               --
                                                       2005      0.950          1.034               --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.256          1.291               --
                                                       2006      1.141          1.256           31,367
                                                       2005      1.129          1.141           31,193
                                                       2004      1.061          1.129           24,229
                                                       2003      1.000          1.061               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (9/03).............................................  2007      1.344          1.389               --
                                                       2006      1.237          1.344           15,746
                                                       2005      1.149          1.237           15,341
                                                       2004      1.077          1.149           11,912
                                                       2003      1.000          1.077               --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.313          1.367           19,740

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.006          1.128           68,267
                                                       2006      1.000          1.006           75,238

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.025          1.057           21,980
                                                       2006      1.000          1.025            1,312

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.977               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.050          1.095           24,247
                                                       2006      1.000          1.050           30,712

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      0.997          1.005               --
                                                       2005      0.988          0.997            1,251
                                                       2004      0.996          0.988            1,115
                                                       2003      1.000          0.996               --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.171          1.223               --
                                                       2005      1.139          1.171           61,346
                                                       2004      1.088          1.139           71,475
                                                       2003      1.000          1.088               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.507          1.639               --
                                                       2005      1.347          1.507           20,984
                                                       2004      1.154          1.347           24,509
                                                       2003      1.000          1.154               --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (12/03)............................................  2007      1.028          1.064               --
                                                       2006      1.016          1.028               --
                                                       2005      1.017          1.016               --
                                                       2004      1.006          1.017               --
                                                       2003      1.000          1.006               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (7/04).............................................  2006      0.992          1.112               --
                                                       2005      0.999          0.992           20,728
                                                       2004      0.993          0.999           18,843

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.098          1.165               --
                                                       2005      1.079          1.098           35,938
                                                       2004      1.052          1.079           47,669
                                                       2003      1.000          1.052               --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.091               --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (7/05).............................................  2007      1.245          1.299               --
                                                       2006      1.083          1.245               --
                                                       2005      1.019          1.083               --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      2.511          3.509           20,024
                                                       2006      1.888          2.511           22,646
                                                       2005      1.398          1.888           28,291
                                                       2004      1.201          1.398           22,660
                                                       2003      1.000          1.201               --

  Pioneer Equity Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.542          1.521          144,447
                                                       2006      1.287          1.542          153,352
                                                       2005      1.243          1.287          164,842
                                                       2004      1.092          1.243          170,578
                                                       2003      1.000          1.092               --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.243          1.364               --
                                                       2006      1.062          1.243               --
                                                       2005      1.000          1.062               --

  Pioneer Europe VCT Subaccount (Class II) (9/03)....  2006      1.442          1.827               --
                                                       2005      1.363          1.442              773
                                                       2004      1.176          1.363              254
                                                       2003      1.000          1.176               --

  Pioneer Fund VCT Subaccount (Class II) (9/03)......  2007      1.411          1.451          184,559
                                                       2006      1.236          1.411          163,235
                                                       2005      1.189          1.236          171,444
                                                       2004      1.092          1.189          199,552
                                                       2003      1.000          1.092               --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (7/05).............................................  2007      1.141          1.143               --
                                                       2006      1.038          1.141               --
                                                       2005      1.025          1.038               --

  Pioneer High Yield VCT Subaccount (Class II)
  (9/03).............................................  2007      1.193          1.236           69,761
                                                       2006      1.124          1.193           74,050
                                                       2005      1.126          1.124           69,294
                                                       2004      1.065          1.126           58,955
                                                       2003      1.000          1.065               --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (7/05).......................  2007      1.215          1.254               --
                                                       2006      1.082          1.215               --
                                                       2005      1.013          1.082               --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.174          1.218           69,228
                                                       2006      1.062          1.174           64,568
                                                       2005      0.991          1.062           64,595

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.137          1.179          185,113
                                                       2006      1.047          1.137          144,455
                                                       2005      0.976          1.047          111,797

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.179          1.242            7,949
                                                       2006      1.102          1.179            8,115
                                                       2005      1.088          1.102           11,941
                                                       2004      1.043          1.088            8,147
                                                       2003      1.000          1.043               --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer International Value VCT Subaccount (Class
  II) (1/04).........................................  2007      1.819          2.021           15,438
                                                       2006      1.512          1.819           16,215
                                                       2005      1.338          1.512           19,131
                                                       2004      1.152          1.338           23,324
                                                       2003      1.000          1.152               --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.570          1.623           82,867
                                                       2006      1.425          1.570           93,899
                                                       2005      1.350          1.425           99,828
                                                       2004      1.130          1.350           99,962
                                                       2003      1.000          1.130               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      1.170          1.241           52,050
                                                       2006      1.160          1.170           62,960
                                                       2005      1.092          1.160           46,259
                                                       2004      1.022          1.092           54,270

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (9/03).........................................  2007      2.207          1.752           10,513
                                                       2006      1.648          2.207           10,667
                                                       2005      1.462          1.648           12,316
                                                       2004      1.101          1.462           15,067
                                                       2003      1.000          1.101               --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (7/04)..................................  2007      1.163          1.371               --
                                                       2006      1.099          1.163           37,225
                                                       2005      1.071          1.099           38,723
                                                       2004      1.049          1.071           46,421

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.579          1.438           52,063
                                                       2006      1.410          1.579           52,684
                                                       2005      1.293          1.410           51,135
                                                       2004      1.099          1.293           43,979
                                                       2003      1.000          1.099               --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.175          1.247               --
                                                       2005      1.178          1.175            9,385
                                                       2004      1.061          1.178           17,328
                                                       2003      1.000          1.061               --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.193          1.242           37,051
                                                       2006      1.144          1.193           40,502
                                                       2005      1.138          1.144           41,191
                                                       2004      1.055          1.138           34,387
                                                       2003      1.000          1.055               --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 1.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Value VCT Subaccount (Class II) (12/03)....  2007      1.389          1.387               --
                                                       2006      1.231          1.389           38,445
                                                       2005      1.198          1.231           37,085
                                                       2004      1.096          1.198           37,401
                                                       2003      1.000          1.096               --




            PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT CHARGES 1.95%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (9/03).........................................  2007      1.411          1.503                --
                                                       2006      1.357          1.411           245,854
                                                       2005      1.274          1.357           284,977
                                                       2004      1.222          1.274           231,497
                                                       2003      1.000          1.222                --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (12/03)............................................  2007      1.583          1.696           173,532
                                                       2006      1.454          1.583           180,281
                                                       2005      1.382          1.454           183,457
                                                       2004      1.241          1.382           108,904
                                                       2003      1.000          1.241                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.538          1.468           873,265
                                                       2006      1.339          1.538           917,416
                                                       2005      1.320          1.339           940,154
                                                       2004      1.213          1.320           637,163
                                                       2003      1.000          1.213                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/03).......................  2007      1.595          1.739           171,256
                                                       2006      1.496          1.595           181,691
                                                       2005      1.456          1.496           192,772
                                                       2004      1.331          1.456           195,100
                                                       2003      1.000          1.331                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      1.996          2.260           338,225
                                                       2006      1.676          1.996           384,846
                                                       2005      1.551          1.676           258,807
                                                       2004      1.335          1.551           177,969
                                                       2003      1.000          1.335                --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.600          1.537           591,557

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.345          1.346           373,703

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.705          1.629            95,832

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (4/05)........  2007      1.194          1.250                --
                                                       2006      1.033          1.194                --
                                                       2005      0.950          1.033                --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.315          1.351                --
                                                       2006      1.194          1.315           416,781
                                                       2005      1.183          1.194           398,222
                                                       2004      1.112          1.183           267,186
                                                       2003      1.000          1.112                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (9/03).............................................  2007      1.562          1.614                --
                                                       2006      1.438          1.562           598,287
                                                       2005      1.337          1.438           656,296
                                                       2004      1.253          1.337           533,462
                                                       2003      1.000          1.253                --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.484          1.545           242,982

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.006          1.127           262,382
                                                       2006      1.000          1.006           257,892

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.019          1.050         6,539,378
                                                       2006      1.000          1.019           410,536

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.977                --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.049          1.094           627,831
                                                       2006      1.000          1.049           635,885

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      0.991          0.999                --
                                                       2005      0.982          0.991           555,003
                                                       2004      0.992          0.982         1,188,876
                                                       2003      1.000          0.992            90,248

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.322          1.381                --
                                                       2005      1.286          1.322           178,734
                                                       2004      1.230          1.286           151,437
                                                       2003      1.000          1.230                --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.838          1.999                --
                                                       2005      1.643          1.838           309,893
                                                       2004      1.409          1.643           181,942
                                                       2003      1.000          1.409                --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (12/03)............................................  2007      1.013          1.048                --
                                                       2006      1.001          1.013           641,030
                                                       2005      1.003          1.001           653,184
                                                       2004      0.993          1.003           468,464
                                                       2003      1.000          0.993                --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (7/04).............................................  2006      0.991          1.111                --
                                                       2005      0.998          0.991            42,068
                                                       2004      0.993          0.998            41,461

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.155          1.225                --
                                                       2005      1.136          1.155           219,105
                                                       2004      1.107          1.136           157,092
                                                       2003      1.000          1.107                --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.091           646,077

  Pioneer Cullen Value VCT Subaccount (Class II)
  (7/05).............................................  2007      1.244          1.297           143,160
                                                       2006      1.082          1.244           140,730
                                                       2005      1.019          1.082           146,470

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      3.144          4.391           167,274
                                                       2006      2.366          3.144           130,823
                                                       2005      1.753          2.366           154,430
                                                       2004      1.506          1.753           140,964
                                                       2003      1.000          1.506                --

  Pioneer Equity Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.695          1.671           533,932
                                                       2006      1.415          1.695           597,342
                                                       2005      1.368          1.415           605,737
                                                       2004      1.202          1.368           426,769
                                                       2003      1.000          1.202                --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.242          1.363                --
                                                       2006      1.062          1.242                --
                                                       2005      1.000          1.062                --

  Pioneer Europe VCT Subaccount (Class II) (9/03)....  2006      1.568          1.986                --
                                                       2005      1.483          1.568            32,721
                                                       2004      1.280          1.483            13,099
                                                       2003      1.000          1.280                --

  Pioneer Fund VCT Subaccount (Class II) (9/03)......  2007      1.560          1.603           844,967
                                                       2006      1.367          1.560           682,529
                                                       2005      1.316          1.367           738,510
                                                       2004      1.209          1.316           586,630
                                                       2003      1.000          1.209                --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (7/05).............................................  2007      1.140          1.141            13,062
                                                       2006      1.037          1.140            13,016
                                                       2005      1.025          1.037            15,394

  Pioneer High Yield VCT Subaccount (Class II)
  (9/03).............................................  2007      1.286          1.332           781,784
                                                       2006      1.211          1.286           918,382
                                                       2005      1.215          1.211         1,032,790
                                                       2004      1.149          1.215           746,313
                                                       2003      1.000          1.149                --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (7/05).......................  2007      1.214          1.252             7,940
                                                       2006      1.081          1.214             7,940
                                                       2005      1.013          1.081                --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.173          1.217            27,628
                                                       2006      1.062          1.173            19,939
                                                       2005      0.991          1.062            19,966

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.136          1.177           302,807
                                                       2006      1.047          1.136           315,267
                                                       2005      0.976          1.047                --

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.299          1.368           161,959
                                                       2006      1.215          1.299           157,388
                                                       2005      1.200          1.215           155,730
                                                       2004      1.151          1.200           149,246
                                                       2003      1.000          1.151                --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer International Value VCT Subaccount (Class
  II) (1/04).........................................  2007      2.029          2.253           212,932
                                                       2006      1.688          2.029           166,644
                                                       2005      1.494          1.688           129,994
                                                       2004      1.286          1.494            27,095
                                                       2003      1.000          1.286                --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.832          1.893           311,109
                                                       2006      1.664          1.832           361,809
                                                       2005      1.576          1.664           359,343
                                                       2004      1.320          1.576           236,024
                                                       2003      1.000          1.320                --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      1.168          1.238           264,732
                                                       2006      1.159          1.168           287,108
                                                       2005      1.092          1.159           231,337
                                                       2004      1.022          1.092            40,688

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (9/03).........................................  2007      2.518          1.998           366,841
                                                       2006      1.881          2.518           418,229
                                                       2005      1.670          1.881           441,307
                                                       2004      1.258          1.670           237,566
                                                       2003      1.000          1.258                --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (7/04)..................................  2007      1.161          1.368                --
                                                       2006      1.098          1.161           104,074
                                                       2005      1.070          1.098           103,572
                                                       2004      1.049          1.070            59,182

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.938          1.764           182,014
                                                       2006      1.731          1.938           211,180
                                                       2005      1.589          1.731           274,235
                                                       2004      1.351          1.589            92,868
                                                       2003      1.000          1.351                --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.419          1.504                --
                                                       2005      1.423          1.419            67,239
                                                       2004      1.282          1.423            61,193
                                                       2003      1.000          1.282                --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.227          1.277         1,079,004
                                                       2006      1.177          1.227         1,518,285
                                                       2005      1.171          1.177         1,256,972
                                                       2004      1.086          1.171           848,679
                                                       2003      1.000          1.086                --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Value VCT Subaccount (Class II) (12/03)....  2007      1.504          1.501                --
                                                       2006      1.333          1.504           334,921
                                                       2005      1.298          1.333           360,467
                                                       2004      1.188          1.298           250,563
                                                       2003      1.000          1.188                --




            PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT CHARGES 2.00%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (9/03).........................................  2007      1.169          1.245               --
                                                       2006      1.125          1.169               --
                                                       2005      1.057          1.125               --
                                                       2004      1.000          1.057               --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (12/03)............................................  2007      1.221          1.308           33,756
                                                       2006      1.122          1.221           46,572
                                                       2005      1.067          1.122           33,961
                                                       2004      1.000          1.067               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.251          1.193               --
                                                       2006      1.089          1.251           38,461
                                                       2005      1.075          1.089               --
                                                       2004      1.000          1.075               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/03).......................  2007      1.190          1.297           76,731
                                                       2006      1.117          1.190           27,657
                                                       2005      1.087          1.117           27,553
                                                       2004      1.000          1.087               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      1.489          1.685           33,197
                                                       2006      1.251          1.489            4,508
                                                       2005      1.158          1.251            4,934
                                                       2004      1.000          1.158               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.260          1.211               --

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.199          1.200               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.299          1.241               --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (4/05)........  2007      1.193          1.249               --
                                                       2006      1.033          1.193           26,960
                                                       2005      0.950          1.033               --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.172          1.204               --
                                                       2006      1.065          1.172               --
                                                       2005      1.056          1.065               --
                                                       2004      1.000          1.056               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (9/03).............................................  2007      1.231          1.272               --
                                                       2006      1.134          1.231               --
                                                       2005      1.055          1.134               --
                                                       2004      1.000          1.055               --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.229          1.280           21,498

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.005          1.126               --
                                                       2006      1.000          1.005               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.032          1.063               --
                                                       2006      1.000          1.032               --

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.977               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.049          1.093           52,575
                                                       2006      1.000          1.049           70,004

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      1.005          1.012               --
                                                       2005      0.996          1.005               --
                                                       2004      1.000          0.996               --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.078          1.125               --
                                                       2005      1.049          1.078               --
                                                       2004      1.000          1.049               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.310          1.424               --
                                                       2005      1.171          1.310           24,184
                                                       2004      1.000          1.171               --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (12/03)............................................  2007      1.044          1.079               --
                                                       2006      1.032          1.044               --
                                                       2005      1.035          1.032               --
                                                       2004      1.000          1.035               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (7/04).............................................  2006      0.986          1.105               --
                                                       2005      0.994          0.986            5,578
                                                       2004      0.989          0.994               --

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.045          1.108               --
                                                       2005      1.028          1.045               --
                                                       2004      1.000          1.028               --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.091               --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (7/05).............................................  2007      1.242          1.296           13,012
                                                       2006      1.082          1.242           51,016
                                                       2005      1.019          1.082               --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      2.325          3.247           16,844
                                                       2006      1.751          2.325            4,904
                                                       2005      1.298          1.751               --
                                                       2004      1.000          1.298               --

  Pioneer Equity Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.396          1.375               --
                                                       2006      1.166          1.396           20,562
                                                       2005      1.127          1.166               --
                                                       2004      1.000          1.127               --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.241          1.361               --
                                                       2006      1.061          1.241               --
                                                       2005      1.000          1.061               --

  Pioneer Europe VCT Subaccount (Class II) (9/03)....  2006      1.247          1.578               --
                                                       2005      1.180          1.247               --
                                                       2004      1.000          1.180               --

  Pioneer Fund VCT Subaccount (Class II) (9/03)......  2007      1.294          1.329            5,295
                                                       2006      1.134          1.294            5,139
                                                       2005      1.093          1.134            5,379
                                                       2004      1.000          1.093               --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (7/05).............................................  2007      1.139          1.140               --
                                                       2006      1.037          1.139               --
                                                       2005      1.025          1.037               --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer High Yield VCT Subaccount (Class II)
  (9/03).............................................  2007      1.150          1.190               --
                                                       2006      1.084          1.150               --
                                                       2005      1.087          1.084               --
                                                       2004      1.000          1.087               --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (7/05).......................  2007      1.213          1.250               --
                                                       2006      1.081          1.213               --
                                                       2005      1.013          1.081               --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.172          1.215               --
                                                       2006      1.061          1.172               --
                                                       2005      0.991          1.061               --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.135          1.176               --
                                                       2006      1.047          1.135               --
                                                       2005      0.976          1.047               --

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.171          1.233           39,121
                                                       2006      1.096          1.171           50,967
                                                       2005      1.083          1.096           26,974
                                                       2004      1.000          1.083               --

  Pioneer International Value VCT Subaccount (Class
  II) (1/04).........................................  2007      1.591          1.766           49,805
                                                       2006      1.324          1.591           23,171
                                                       2005      1.173          1.324               --
                                                       2004      1.000          1.173               --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.331          1.374           20,168
                                                       2006      1.209          1.331            6,829
                                                       2005      1.146          1.209            6,922
                                                       2004      1.000          1.146               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      1.146          1.214           13,207
                                                       2006      1.137          1.146           13,126
                                                       2005      1.072          1.137            7,283
                                                       2004      1.000          1.072               --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (9/03).........................................  2007      1.974          1.565               --
                                                       2006      1.476          1.974           16,962
                                                       2005      1.311          1.476               --
                                                       2004      1.000          1.311               --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (7/04)..................................  2007      1.097          1.292               --
                                                       2006      1.038          1.097               --
                                                       2005      1.012          1.038               --
                                                       2004      0.992          1.012               --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.409          1.282               --
                                                       2006      1.259          1.409               --
                                                       2005      1.156          1.259               --
                                                       2004      1.000          1.156               --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.106          1.173               --
                                                       2005      1.110          1.106               --
                                                       2004      1.000          1.110               --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.151          1.198           38,622
                                                       2006      1.106          1.151           38,344
                                                       2005      1.100          1.106           37,630
                                                       2004      1.000          1.100               --

  Pioneer Value VCT Subaccount (Class II) (12/03)....  2007      1.259          1.256               --
                                                       2006      1.117          1.259               --
                                                       2005      1.088          1.117               --
                                                       2004      1.000          1.088               --




            PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT CHARGES 2.10%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (9/03).........................................  2007      1.240          1.320               --
                                                       2006      1.194          1.240               --
                                                       2005      1.123          1.194               --
                                                       2004      1.078          1.123               --
                                                       2003      1.000          1.078               --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (12/03)............................................  2007      1.355          1.450               --
                                                       2006      1.247          1.355               --
                                                       2005      1.187          1.247               --
                                                       2004      1.067          1.187               --
                                                       2003      1.000          1.067               --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.374          1.309           51,702
                                                       2006      1.198          1.374           71,724
                                                       2005      1.182          1.198           72,820
                                                       2004      1.088          1.182           51,491
                                                       2003      1.000          1.088               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/03).......................  2007      1.288          1.402               --
                                                       2006      1.210          1.288            8,959
                                                       2005      1.179          1.210            9,243
                                                       2004      1.080          1.179            6,068
                                                       2003      1.000          1.080               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      1.656          1.872               --
                                                       2006      1.392          1.656            7,576
                                                       2005      1.291          1.392            8,197
                                                       2004      1.112          1.291            5,712
                                                       2003      1.000          1.112               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.367          1.312               --

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.276          1.276               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.439          1.373               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (4/05)........  2007      1.191          1.246               --
                                                       2006      1.032          1.191               --
                                                       2005      0.950          1.032               --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.248          1.281               --
                                                       2006      1.135          1.248               --
                                                       2005      1.126          1.135               --
                                                       2004      1.060          1.126               --
                                                       2003      1.000          1.060               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (9/03).............................................  2007      1.335          1.379               --
                                                       2006      1.231          1.335               --
                                                       2005      1.146          1.231               --
                                                       2004      1.076          1.146               --
                                                       2003      1.000          1.076               --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.303          1.356               --

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.005          1.124               --
                                                       2006      1.000          1.005           23,539

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.019          1.048               --
                                                       2006      1.000          1.019               --

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.976               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.048          1.091           31,207
                                                       2006      1.000          1.048           33,752

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      0.992          1.000               --
                                                       2005      0.985          0.992               --
                                                       2004      0.996          0.985               --
                                                       2003      1.000          0.996               --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.166          1.217               --
                                                       2005      1.136          1.166           18,345
                                                       2004      1.088          1.136           12,301
                                                       2003      1.000          1.088               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.500          1.630               --
                                                       2005      1.343          1.500           20,517
                                                       2004      1.154          1.343           16,695
                                                       2003      1.000          1.154               --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (12/03)............................................  2007      1.022          1.056               --
                                                       2006      1.011          1.022               --
                                                       2005      1.015          1.011               --
                                                       2004      1.006          1.015               --
                                                       2003      1.000          1.006               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (7/04).............................................  2006      0.988          1.106               --
                                                       2005      0.997          0.988               --
                                                       2004      0.992          0.997               --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.093          1.157               --
                                                       2005      1.076          1.093               --
                                                       2004      1.051          1.076               --
                                                       2003      1.000          1.051               --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.091               --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (7/05).............................................  2007      1.240          1.292               --
                                                       2006      1.081          1.240               --
                                                       2005      1.018          1.081               --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      2.494          3.479               --
                                                       2006      1.880          2.494               --
                                                       2005      1.395          1.880               --
                                                       2004      1.200          1.395               --
                                                       2003      1.000          1.200               --

  Pioneer Equity Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.532          1.508           22,711
                                                       2006      1.281          1.532           43,043
                                                       2005      1.240          1.281           43,850
                                                       2004      1.091          1.240           31,987
                                                       2003      1.000          1.091               --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.239          1.357               --
                                                       2006      1.061          1.239               --
                                                       2005      1.000          1.061               --

  Pioneer Europe VCT Subaccount (Class II) (9/03)....  2006      1.436          1.815               --
                                                       2005      1.360          1.436               --
                                                       2004      1.175          1.360               --
                                                       2003      1.000          1.175               --

  Pioneer Fund VCT Subaccount (Class II) (9/03)......  2007      1.402          1.438           47,448
                                                       2006      1.230          1.402           24,471
                                                       2005      1.186          1.230           24,216
                                                       2004      1.092          1.186           18,260
                                                       2003      1.000          1.092               --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (7/05).............................................  2007      1.137          1.137               --
                                                       2006      1.036          1.137               --
                                                       2005      1.024          1.036               --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer High Yield VCT Subaccount (Class II)
  (9/03).............................................  2007      1.186          1.226           28,211
                                                       2006      1.119          1.186           38,851
                                                       2005      1.123          1.119           35,093
                                                       2004      1.064          1.123           24,489
                                                       2003      1.000          1.064               --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (7/05).......................  2007      1.211          1.247               --
                                                       2006      1.080          1.211               --
                                                       2005      1.013          1.080               --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.170          1.211               --
                                                       2006      1.061          1.170               --
                                                       2005      0.991          1.061               --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.133          1.172               --
                                                       2006      1.046          1.133               --
                                                       2005      0.976          1.046               --

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.171          1.232               --
                                                       2006      1.097          1.171               --
                                                       2005      1.085          1.097               --
                                                       2004      1.042          1.085               --
                                                       2003      1.000          1.042               --

  Pioneer International Value VCT Subaccount (Class
  II) (1/04).........................................  2007      1.807          2.004               --
                                                       2006      1.506          1.807               --
                                                       2005      1.335          1.506               --
                                                       2004      1.151          1.335               --
                                                       2003      1.000          1.151               --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.560          1.609           20,853
                                                       2006      1.419          1.560           22,321
                                                       2005      1.346          1.419           21,289
                                                       2004      1.129          1.346           16,529
                                                       2003      1.000          1.129               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      1.163          1.231               --
                                                       2006      1.155          1.163               --
                                                       2005      1.091          1.155               --
                                                       2004      1.022          1.091               --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (9/03).........................................  2007      2.192          1.737           17,764
                                                       2006      1.640          2.192           15,929
                                                       2005      1.458          1.640           18,658
                                                       2004      1.100          1.458           15,165
                                                       2003      1.000          1.100               --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (7/04)..................................  2007      1.156          1.361               --
                                                       2006      1.095          1.156               --
                                                       2005      1.069          1.095               --
                                                       2004      1.048          1.069               --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.569          1.426           23,123
                                                       2006      1.403          1.569           21,938
                                                       2005      1.290          1.403           21,575
                                                       2004      1.099          1.290           17,202
                                                       2003      1.000          1.099               --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.170          1.240               --
                                                       2005      1.175          1.170               --
                                                       2004      1.060          1.175               --
                                                       2003      1.000          1.060               --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.185          1.232               --
                                                       2006      1.139          1.185               --
                                                       2005      1.135          1.139               --
                                                       2004      1.054          1.135               --
                                                       2003      1.000          1.054               --

  Pioneer Value VCT Subaccount (Class II) (12/03)....  2007      1.380          1.376               --
                                                       2006      1.225          1.380           25,358
                                                       2005      1.195          1.225           24,237
                                                       2004      1.096          1.195           18,123
                                                       2003      1.000          1.096               --




            PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT CHARGES 2.15%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (9/03).........................................  2007      1.401          1.491                --
                                                       2006      1.350          1.401            22,662
                                                       2005      1.270          1.350            22,645
                                                       2004      1.220          1.270            17,165
                                                       2003      1.000          1.220            16,944

                                    PIONEER ANNUISTAR VALUE -- SEPARATE
                                     ACCOUNT CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (12/03)............................................  2007      1.571          1.680            15,970
                                                       2006      1.446          1.571            16,578
                                                       2005      1.378          1.446            16,578
                                                       2004      1.239          1.378            16,578
                                                       2003      1.000          1.239            16,578

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.527          1.454            37,592
                                                       2006      1.332          1.527            27,208
                                                       2005      1.316          1.332            48,012
                                                       2004      1.211          1.316            44,062
                                                       2003      1.000          1.211            16,965

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/03).......................  2007      1.583          1.723            21,929
                                                       2006      1.488          1.583            15,802
                                                       2005      1.451          1.488            24,837
                                                       2004      1.330          1.451            25,125
                                                       2003      1.000          1.330            15,592

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      1.982          2.239            35,197
                                                       2006      1.667          1.982            15,610
                                                       2005      1.546          1.667            23,966
                                                       2004      1.333          1.546            10,885
                                                       2003      1.000          1.333                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.587          1.523            15,697

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.334          1.334               258

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.691          1.614               286

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (4/05)........  2007      1.190          1.245                --
                                                       2006      1.031          1.190                --
                                                       2005      0.950          1.031                --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.305          1.340                --
                                                       2006      1.188          1.305               259
                                                       2005      1.179          1.188               239
                                                       2004      1.110          1.179               241
                                                       2003      1.000          1.110                --

                                    PIONEER ANNUISTAR VALUE -- SEPARATE
                                     ACCOUNT CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (9/03).............................................  2007      1.550          1.601                --
                                                       2006      1.430          1.550             4,115
                                                       2005      1.333          1.430            23,147
                                                       2004      1.252          1.333            26,008
                                                       2003      1.000          1.252                --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.472          1.531            22,040

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.004          1.123               324
                                                       2006      1.000          1.004               325

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.011          1.040            36,705
                                                       2006      1.000          1.011            36,763

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.976                --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.048          1.090            37,004
                                                       2006      1.000          1.048            42,326

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      0.986          0.993                --
                                                       2005      0.979          0.986            36,823
                                                       2004      0.990          0.979            30,323
                                                       2003      1.000          0.990            86,167

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.315          1.372                --
                                                       2005      1.282          1.315               218
                                                       2004      1.228          1.282             1,836
                                                       2003      1.000          1.228                --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.828          1.987                --
                                                       2005      1.638          1.828            21,225
                                                       2004      1.408          1.638            17,702
                                                       2003      1.000          1.408            14,907

                                    PIONEER ANNUISTAR VALUE -- SEPARATE
                                     ACCOUNT CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (12/03)............................................  2007      1.006          1.039                --
                                                       2006      0.996          1.006            12,830
                                                       2005      1.000          0.996            54,534
                                                       2004      0.992          1.000            39,336
                                                       2003      1.000          0.992                --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (7/04).............................................  2006      0.987          1.105                --
                                                       2005      0.997          0.987             3,217
                                                       2004      0.992          0.997             3,220

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.149          1.216                --
                                                       2005      1.132          1.149               243
                                                       2004      1.106          1.132             2,028
                                                       2003      1.000          1.106                --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.091            45,496

  Pioneer Cullen Value VCT Subaccount (Class II)
  (7/05).............................................  2007      1.239          1.290                --
                                                       2006      1.081          1.239                --
                                                       2005      1.018          1.081                --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      3.121          4.351               402
                                                       2006      2.353          3.121               403
                                                       2005      1.747          2.353               386
                                                       2004      1.504          1.747             1,007
                                                       2003      1.000          1.504                --

  Pioneer Equity Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.683          1.656            20,799
                                                       2006      1.408          1.683                --
                                                       2005      1.363          1.408            29,178
                                                       2004      1.200          1.363            29,611
                                                       2003      1.000          1.200                --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.237          1.355                --
                                                       2006      1.060          1.237                --
                                                       2005      1.000          1.060                --

  Pioneer Europe VCT Subaccount (Class II) (9/03)....  2006      1.560          1.972                --
                                                       2005      1.478          1.560                --
                                                       2004      1.278          1.478                --
                                                       2003      1.000          1.278                --

                                    PIONEER ANNUISTAR VALUE -- SEPARATE
                                     ACCOUNT CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Fund VCT Subaccount (Class II) (9/03)......  2007      1.548          1.588            12,974
                                                       2006      1.360          1.548             7,706
                                                       2005      1.311          1.360             7,706
                                                       2004      1.208          1.311                --
                                                       2003      1.000          1.208                --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (7/05).............................................  2007      1.136          1.135                --
                                                       2006      1.036          1.136                --
                                                       2005      1.024          1.036                --

  Pioneer High Yield VCT Subaccount (Class II)
  (9/03).............................................  2007      1.277          1.319            27,705
                                                       2006      1.205          1.277             4,589
                                                       2005      1.211          1.205            38,860
                                                       2004      1.148          1.211            39,838
                                                       2003      1.000          1.148                --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (7/05).......................  2007      1.210          1.245                --
                                                       2006      1.080          1.210                --
                                                       2005      1.013          1.080                --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.169          1.210         1,444,190
                                                       2006      1.060          1.169         1,265,725
                                                       2005      0.991          1.060                --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.132          1.171           982,373
                                                       2006      1.045          1.132           614,252
                                                       2005      0.976          1.045                --

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.289          1.355               258
                                                       2006      1.208          1.289               259
                                                       2005      1.196          1.208               240
                                                       2004      1.149          1.196               241
                                                       2003      1.000          1.149                --

  Pioneer International Value VCT Subaccount (Class
  II) (1/04).........................................  2007      2.014          2.232                --
                                                       2006      1.679          2.014                --
                                                       2005      1.489          1.679                --
                                                       2004      1.285          1.489                --
                                                       2003      1.000          1.285                --

                                    PIONEER ANNUISTAR VALUE -- SEPARATE
                                     ACCOUNT CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.819          1.875            12,640
                                                       2006      1.655          1.819             3,609
                                                       2005      1.571          1.655            20,172
                                                       2004      1.318          1.571            22,267
                                                       2003      1.000          1.318                --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      1.161          1.229             9,542
                                                       2006      1.154          1.161             3,020
                                                       2005      1.090          1.154            11,689
                                                       2004      1.022          1.090            12,267

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (9/03).........................................  2007      2.500          1.979            30,103
                                                       2006      1.871          2.500            27,178
                                                       2005      1.664          1.871               200
                                                       2004      1.256          1.664             1,506
                                                       2003      1.000          1.256                --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (7/04)..................................  2007      1.155          1.358                --
                                                       2006      1.094          1.155             4,527
                                                       2005      1.069          1.094             4,531
                                                       2004      1.048          1.069             4,534

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.924          1.747               181
                                                       2006      1.722          1.924               182
                                                       2005      1.583          1.722                --
                                                       2004      1.349          1.583             1,337
                                                       2003      1.000          1.349                --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.411          1.495                --
                                                       2005      1.418          1.411               202
                                                       2004      1.280          1.418               203
                                                       2003      1.000          1.280                --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.218          1.265            27,317
                                                       2006      1.171          1.218           199,245
                                                       2005      1.168          1.171            31,972
                                                       2004      1.085          1.168            23,552
                                                       2003      1.000          1.085                --

  Pioneer Value VCT Subaccount (Class II) (12/03)....  2007      1.493          1.487                --
                                                       2006      1.326          1.493             5,621
                                                       2005      1.294          1.326             5,586
                                                       2004      1.187          1.294               450
                                                       2003      1.000          1.187                --

            PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT CHARGES 2.20%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (9/03).........................................  2007      1.163          1.238                --
                                                       2006      1.121          1.163                --
                                                       2005      1.056          1.121                --
                                                       2004      1.000          1.056                --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (12/03)............................................  2007      1.215          1.299                --
                                                       2006      1.119          1.215                --
                                                       2005      1.066          1.119                --
                                                       2004      1.000          1.066                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.244          1.184                --
                                                       2006      1.086          1.244                --
                                                       2005      1.073          1.086                --
                                                       2004      1.000          1.073                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/03).......................  2007      1.184          1.288                --
                                                       2006      1.113          1.184                --
                                                       2005      1.086          1.113                --
                                                       2004      1.000          1.086                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      1.482          1.673                --
                                                       2006      1.247          1.482                --
                                                       2005      1.157          1.247                --
                                                       2004      1.000          1.157                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.253          1.202                --

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.192          1.191                --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.291          1.232                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (4/05)........  2007      1.189          1.243                --
                                                       2006      1.031          1.189                --
                                                       2005      0.949          1.031                --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.166          1.197                --
                                                       2006      1.062          1.166                --
                                                       2005      1.054          1.062                --
                                                       2004      1.000          1.054                --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (9/03).............................................  2007      1.224          1.265                --
                                                       2006      1.130          1.224                --
                                                       2005      1.054          1.130                --
                                                       2004      1.000          1.054                --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.222          1.270                --

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.004          1.122                --
                                                       2006      1.000          1.004                --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.027          1.055             9,205
                                                       2006      1.000          1.027             9,583

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.975             2,268

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.047          1.089                --
                                                       2006      1.000          1.047                --

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      1.001          1.008                --
                                                       2005      0.995          1.001                --
                                                       2004      1.000          0.995                --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.075          1.121                --
                                                       2005      1.048          1.075                --
                                                       2004      1.000          1.048                --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.306          1.418                --
                                                       2005      1.170          1.306                --
                                                       2004      1.000          1.170                --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (12/03)............................................  2007      1.038          1.072                --
                                                       2006      1.029          1.038                --
                                                       2005      1.033          1.029                --
                                                       2004      1.000          1.033                --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (7/04).............................................  2006      0.983          1.099                --
                                                       2005      0.993          0.983                --
                                                       2004      0.989          0.993                --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.042          1.102                --
                                                       2005      1.027          1.042                --
                                                       2004      1.000          1.027                --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.090                --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (7/05).............................................  2007      1.238          1.289                --
                                                       2006      1.080          1.238                --
                                                       2005      1.018          1.080                --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      2.314          3.224                --
                                                       2006      1.745          2.314                --
                                                       2005      1.296          1.745                --
                                                       2004      1.000          1.296                --

  Pioneer Equity Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.389          1.366                --
                                                       2006      1.162          1.389                --
                                                       2005      1.126          1.162                --
                                                       2004      1.000          1.126                --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.236          1.354                --
                                                       2006      1.060          1.236                --
                                                       2005      1.000          1.060                --

  Pioneer Europe VCT Subaccount (Class II) (9/03)....  2006      1.243          1.570                --
                                                       2005      1.178          1.243                --
                                                       2004      1.000          1.178                --

  Pioneer Fund VCT Subaccount (Class II) (9/03)......  2007      1.287          1.320                --
                                                       2006      1.131          1.287                --
                                                       2005      1.091          1.131                --
                                                       2004      1.000          1.091                --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (7/05).............................................  2007      1.135          1.133           104,787
                                                       2006      1.035          1.135            75,911
                                                       2005      1.024          1.035                --

  Pioneer High Yield VCT Subaccount (Class II)
  (9/03).............................................  2007      1.144          1.181                --
                                                       2006      1.080          1.144                --
                                                       2005      1.086          1.080                --
                                                       2004      1.000          1.086                --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (7/05).......................  2007      1.208          1.243                --
                                                       2006      1.079          1.208                --
                                                       2005      1.013          1.079                --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.168          1.208         1,902,733
                                                       2006      1.060          1.168           899,084
                                                       2005      0.991          1.060                --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.131          1.169           822,036
                                                       2006      1.045          1.131           788,136
                                                       2005      0.976          1.045                --

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.165          1.224                --
                                                       2006      1.093          1.165                --
                                                       2005      1.082          1.093                --
                                                       2004      1.000          1.082                --

  Pioneer International Value VCT Subaccount (Class
  II) (1/04).........................................  2007      1.583          1.753                --
                                                       2006      1.320          1.583                --
                                                       2005      1.171          1.320                --
                                                       2004      1.000          1.171                --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.324          1.364                --
                                                       2006      1.205          1.324                --
                                                       2005      1.145          1.205                --
                                                       2004      1.000          1.145                --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      1.140          1.206                --
                                                       2006      1.134          1.140                --
                                                       2005      1.071          1.134                --
                                                       2004      1.000          1.071                --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (9/03).........................................  2007      1.964          1.554                --
                                                       2006      1.471          1.964                --
                                                       2005      1.309          1.471                --
                                                       2004      1.000          1.309                --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (7/04)..................................  2007      1.092          1.284                --
                                                       2006      1.035          1.092                --
                                                       2005      1.011          1.035                --
                                                       2004      0.992          1.011                --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.402          1.273                --
                                                       2006      1.255          1.402                --
                                                       2005      1.155          1.255                --
                                                       2004      1.000          1.155                --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.103          1.168                --
                                                       2005      1.109          1.103                --
                                                       2004      1.000          1.109                --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.145          1.189            65,255
                                                       2006      1.102          1.145            34,897
                                                       2005      1.099          1.102                --
                                                       2004      1.000          1.099                --

  Pioneer Value VCT Subaccount (Class II) (12/03)....  2007      1.253          1.247                --
                                                       2006      1.113          1.253                --
                                                       2005      1.087          1.113                --
                                                       2004      1.000          1.087                --




            PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT CHARGES 2.25%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (9/03).........................................  2007      1.162          1.236               --
                                                       2006      1.120          1.162            5,461
                                                       2005      1.055          1.120            5,464
                                                       2004      1.000          1.055               --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (12/03)............................................  2007      1.213          1.296            4,738
                                                       2006      1.118          1.213            4,738
                                                       2005      1.066          1.118            4,738
                                                       2004      1.000          1.066               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.243          1.182            2,549
                                                       2006      1.085          1.243            2,549
                                                       2005      1.073          1.085            2,549
                                                       2004      1.000          1.073               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/03).......................  2007      1.182          1.286            2,669
                                                       2006      1.112          1.182            2,670
                                                       2005      1.086          1.112            2,671
                                                       2004      1.000          1.086               --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      1.480          1.670               --
                                                       2006      1.246          1.480               --
                                                       2005      1.157          1.246               --
                                                       2004      1.000          1.157               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.251          1.200               --

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.190          1.189               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.290          1.230               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (4/05)........  2007      1.188          1.242               --
                                                       2006      1.030          1.188               --
                                                       2005      0.949          1.030               --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.165          1.195               --
                                                       2006      1.061          1.165               --
                                                       2005      1.054          1.061               --
                                                       2004      1.000          1.054               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (9/03).............................................  2007      1.223          1.263               --
                                                       2006      1.129          1.223               --
                                                       2005      1.053          1.129               --
                                                       2004      1.000          1.053               --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.220          1.268            5,459

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.003          1.121            5,710
                                                       2006      1.000          1.003            5,710

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.026          1.053               --
                                                       2006      1.000          1.026               --

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.975               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.047          1.088            6,140
                                                       2006      1.000          1.047            6,140

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      1.001          1.007               --
                                                       2005      0.995          1.001               --
                                                       2004      1.000          0.995               --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.074          1.120               --
                                                       2005      1.047          1.074            5,070
                                                       2004      1.000          1.047               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.305          1.417               --
                                                       2005      1.170          1.305            4,317
                                                       2004      1.000          1.170               --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (12/03)............................................  2007      1.037          1.070               --
                                                       2006      1.028          1.037              490
                                                       2005      1.033          1.028              493
                                                       2004      1.000          1.033               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (7/04).............................................  2006      0.982          1.098               --
                                                       2005      0.993          0.982               --
                                                       2004      0.989          0.993               --

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.041          1.101               --
                                                       2005      1.026          1.041               --
                                                       2004      1.000          1.026               --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.090              483

  Pioneer Cullen Value VCT Subaccount (Class II)
  (7/05).............................................  2007      1.237          1.287           59,654
                                                       2006      1.080          1.237           59,654
                                                       2005      1.018          1.080               --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      2.311          3.218               --
                                                       2006      1.744          2.311               --
                                                       2005      1.296          1.744               --
                                                       2004      1.000          1.296               --

  Pioneer Equity Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.387          1.363           56,075
                                                       2006      1.161          1.387           56,077
                                                       2005      1.126          1.161            2,732
                                                       2004      1.000          1.126               --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.235          1.352               --
                                                       2006      1.059          1.235               --
                                                       2005      1.000          1.059               --

  Pioneer Europe VCT Subaccount (Class II) (9/03)....  2006      1.242          1.568               --
                                                       2005      1.178          1.242               --
                                                       2004      1.000          1.178               --

  Pioneer Fund VCT Subaccount (Class II) (9/03)......  2007      1.286          1.317               --
                                                       2006      1.130          1.286               --
                                                       2005      1.091          1.130               --
                                                       2004      1.000          1.091               --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (7/05).............................................  2007      1.134          1.132               --
                                                       2006      1.035          1.134               --
                                                       2005      1.024          1.035               --

  Pioneer High Yield VCT Subaccount (Class II)
  (9/03).............................................  2007      1.142          1.179              234
                                                       2006      1.079          1.142              235
                                                       2005      1.086          1.079              237
                                                       2004      1.000          1.086               --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (7/05).......................  2007      1.207          1.242               --
                                                       2006      1.079          1.207               --
                                                       2005      1.012          1.079               --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.167          1.206           58,873
                                                       2006      1.059          1.167           58,873
                                                       2005      0.991          1.059          285,700

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.130          1.167               --
                                                       2006      1.045          1.130               --
                                                       2005      0.975          1.045               --

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.164          1.222            5,777
                                                       2006      1.092          1.164            5,781
                                                       2005      1.082          1.092            5,787
                                                       2004      1.000          1.082               --

  Pioneer International Value VCT Subaccount (Class
  II) (1/04).........................................  2007      1.581          1.750           61,647
                                                       2006      1.319          1.581           61,649
                                                       2005      1.171          1.319            4,599
                                                       2004      1.000          1.171               --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.322          1.362            2,628
                                                       2006      1.204          1.322            2,630
                                                       2005      1.144          1.204            2,632
                                                       2004      1.000          1.144               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      1.138          1.203               --
                                                       2006      1.133          1.138               --
                                                       2005      1.071          1.133               --
                                                       2004      1.000          1.071               --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (9/03).........................................  2007      1.962          1.552           17,492
                                                       2006      1.470          1.962           17,493
                                                       2005      1.309          1.470            2,038
                                                       2004      1.000          1.309               --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (7/04)..................................  2007      1.090          1.282               --
                                                       2006      1.034          1.090               --
                                                       2005      1.011          1.034               --
                                                       2004      0.992          1.011               --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.400          1.270            3,031
                                                       2006      1.254          1.400            3,035
                                                       2005      1.155          1.254            2,618
                                                       2004      1.000          1.155               --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.102          1.167               --
                                                       2005      1.109          1.102              473
                                                       2004      1.000          1.109               --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.144          1.187            4,712
                                                       2006      1.101          1.144            4,712
                                                       2005      1.099          1.101            4,712
                                                       2004      1.000          1.099               --

  Pioneer Value VCT Subaccount (Class II) (12/03)....  2007      1.251          1.245               --
                                                       2006      1.112          1.251               --
                                                       2005      1.087          1.112               --
                                                       2004      1.000          1.087               --

            PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT CHARGES 2.30%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (9/03).........................................  2007      0.991          1.054               --
                                                       2006      1.000          0.991               --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (12/03)............................................  2007      1.041          1.112               --
                                                       2006      1.000          1.041               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.113          1.058               --
                                                       2006      1.000          1.113               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/03).......................  2007      0.999          1.086               --
                                                       2006      1.000          0.999               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      1.140          1.286               --
                                                       2006      1.000          1.140               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.053          1.010               --

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.096          1.095               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.151          1.098               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (4/05)........  2007      1.108          1.158               --
                                                       2006      1.000          1.108               --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.073          1.101               --
                                                       2006      1.000          1.073               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (9/03).............................................  2007      1.030          1.063               --
                                                       2006      1.000          1.030               --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.040          1.081               --

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.003          1.120               --
                                                       2006      1.000          1.003               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.023          1.050               --
                                                       2006      1.000          1.023               --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.975               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.047          1.087               --
                                                       2006      1.000          1.047               --

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      1.000          1.005               --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.000          1.006               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.000          1.035               --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (12/03)............................................  2007      1.010          1.042               --
                                                       2006      1.000          1.010               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (7/04).............................................  2006      1.000          1.090               --

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.000          1.035               --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.090               --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (7/05).............................................  2007      1.106          1.150               --
                                                       2006      1.000          1.106               --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      1.187          1.652               --
                                                       2006      1.000          1.187               --

  Pioneer Equity Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.156          1.136               --
                                                       2006      1.000          1.156               --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.112          1.217               --
                                                       2006      1.000          1.112               --

  Pioneer Europe VCT Subaccount (Class II) (9/03)....  2006      1.000          1.196               --

  Pioneer Fund VCT Subaccount (Class II) (9/03)......  2007      1.105          1.132               --
                                                       2006      1.000          1.105               --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (7/05).............................................  2007      1.079          1.077               --
                                                       2006      1.000          1.079               --

  Pioneer High Yield VCT Subaccount (Class II)
  (9/03).............................................  2007      1.049          1.083               --
                                                       2006      1.000          1.049               --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (7/05).......................  2007      1.076          1.106               --
                                                       2006      1.000          1.076               --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.066          1.101          195,879
                                                       2006      1.000          1.066          184,213

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.054          1.089               --
                                                       2006      1.000          1.054               --

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.059          1.112               --
                                                       2006      1.000          1.059               --

  Pioneer International Value VCT Subaccount (Class
  II) (1/04).........................................  2007      1.128          1.248               --
                                                       2006      1.000          1.128               --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.070          1.101               --
                                                       2006      1.000          1.070               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      0.988          1.043               --
                                                       2006      1.000          0.988               --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (9/03).........................................  2007      1.252          0.989               --
                                                       2006      1.000          1.252               --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (7/04)..................................  2007      1.009          1.185               --
                                                       2006      1.000          1.009               --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.041          0.944               --
                                                       2006      1.000          1.041               --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.000          0.988               --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.034          1.072               --
                                                       2006      1.000          1.034               --

  Pioneer Value VCT Subaccount (Class II) (12/03)....  2007      1.086          1.080               --
                                                       2006      1.000          1.086               --

            PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT CHARGES 2.35%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (9/03).........................................  2007      1.391          1.479               --
                                                       2006      1.342          1.391               --
                                                       2005      1.266          1.342               --
                                                       2004      1.219          1.266               --
                                                       2003      1.000          1.219               --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (12/03)............................................  2007      1.560          1.665               --
                                                       2006      1.439          1.560               --
                                                       2005      1.373          1.439               --
                                                       2004      1.238          1.373               --
                                                       2003      1.000          1.238               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.516          1.440               --
                                                       2006      1.325          1.516               --
                                                       2005      1.311          1.325               --
                                                       2004      1.209          1.311               --
                                                       2003      1.000          1.209               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/03).......................  2007      1.571          1.707               --
                                                       2006      1.480          1.571               --
                                                       2005      1.446          1.480               --
                                                       2004      1.328          1.446               --
                                                       2003      1.000          1.328               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      1.967          2.218               --
                                                       2006      1.658          1.967               --
                                                       2005      1.541          1.658               --
                                                       2004      1.331          1.541               --
                                                       2003      1.000          1.331               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.574          1.508               --

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.324          1.322               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.678          1.599               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (4/05)........  2007      1.185          1.239               --
                                                       2006      1.030          1.185               --
                                                       2005      0.949          1.030               --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.296          1.329               --
                                                       2006      1.182          1.296               --
                                                       2005      1.175          1.182               --
                                                       2004      1.109          1.175               --
                                                       2003      1.000          1.109               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (9/03).............................................  2007      1.539          1.588               --
                                                       2006      1.423          1.539               --
                                                       2005      1.328          1.423               --
                                                       2004      1.250          1.328               --
                                                       2003      1.000          1.250               --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.460          1.517               --

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.003          1.119               --
                                                       2006      1.000          1.003               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.004          1.030               --
                                                       2006      1.000          1.004               --

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.974               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.046          1.087               --
                                                       2006      1.000          1.046               --

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      0.981          0.987               --
                                                       2005      0.976          0.981               --
                                                       2004      0.989          0.976               --
                                                       2003      1.000          0.989               --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.308          1.364               --
                                                       2005      1.277          1.308               --
                                                       2004      1.227          1.277               --
                                                       2003      1.000          1.227               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.819          1.975               --
                                                       2005      1.632          1.819               --
                                                       2004      1.406          1.632               --
                                                       2003      1.000          1.406               --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (12/03)............................................  2007      0.998          1.029               --
                                                       2006      0.991          0.998               --
                                                       2005      0.997          0.991               --
                                                       2004      0.990          0.997               --
                                                       2003      1.000          0.990               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (7/04).............................................  2006      0.984          1.099               --
                                                       2005      0.995          0.984               --
                                                       2004      0.992          0.995               --

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.143          1.207               --
                                                       2005      1.128          1.143               --
                                                       2004      1.104          1.128               --
                                                       2003      1.000          1.104               --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.090               --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (7/05).............................................  2007      1.235          1.283               --
                                                       2006      1.079          1.235               --
                                                       2005      1.018          1.079               --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      3.098          4.310               --
                                                       2006      2.340          3.098               --
                                                       2005      1.741          2.340               --
                                                       2004      1.502          1.741               --
                                                       2003      1.000          1.502               --

  Pioneer Equity Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.670          1.640               --
                                                       2006      1.400          1.670               --
                                                       2005      1.358          1.400               --
                                                       2004      1.199          1.358               --
                                                       2003      1.000          1.199               --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.233          1.348               --
                                                       2006      1.058          1.233               --
                                                       2005      1.000          1.058               --

  Pioneer Europe VCT Subaccount (Class II) (9/03)....  2006      1.552          1.957               --
                                                       2005      1.473          1.552               --
                                                       2004      1.276          1.473               --
                                                       2003      1.000          1.276               --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Fund VCT Subaccount (Class II) (9/03)......  2007      1.537          1.573               --
                                                       2006      1.352          1.537               --
                                                       2005      1.307          1.352               --
                                                       2004      1.206          1.307               --
                                                       2003      1.000          1.206               --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (7/05).............................................  2007      1.132          1.129               --
                                                       2006      1.034          1.132               --
                                                       2005      1.024          1.034               --

  Pioneer High Yield VCT Subaccount (Class II)
  (9/03).............................................  2007      1.267          1.307               --
                                                       2006      1.199          1.267               --
                                                       2005      1.207          1.199               --
                                                       2004      1.146          1.207               --
                                                       2003      1.000          1.146               --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (7/05).......................  2007      1.205          1.238               --
                                                       2006      1.078          1.205               --
                                                       2005      1.012          1.078               --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.165          1.203          108,550
                                                       2006      1.058          1.165           56,075
                                                       2005      0.991          1.058               --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.128          1.164          219,988
                                                       2006      1.044          1.128          219,621
                                                       2005      0.975          1.044               --

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.280          1.343               --
                                                       2006      1.202          1.280               --
                                                       2005      1.192          1.202               --
                                                       2004      1.148          1.192               --
                                                       2003      1.000          1.148               --

  Pioneer International Value VCT Subaccount (Class
  II) (1/04).........................................  2007      2.000          2.212               --
                                                       2006      1.670          2.000               --
                                                       2005      1.484          1.670               --
                                                       2004      1.283          1.484               --
                                                       2003      1.000          1.283               --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.806          1.858               --
                                                       2006      1.647          1.806               --
                                                       2005      1.566          1.647               --
                                                       2004      1.317          1.566               --
                                                       2003      1.000          1.317               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      1.155          1.220               --
                                                       2006      1.150          1.155               --
                                                       2005      1.088          1.150               --
                                                       2004      1.021          1.088               --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (9/03).........................................  2007      2.481          1.961               --
                                                       2006      1.861          2.481               --
                                                       2005      1.659          1.861               --
                                                       2004      1.254          1.659               --
                                                       2003      1.000          1.254               --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (7/04)..................................  2007      1.148          1.348               --
                                                       2006      1.090          1.148               --
                                                       2005      1.067          1.090               --
                                                       2004      1.047          1.067               --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.910          1.731               --
                                                       2006      1.713          1.910               --
                                                       2005      1.578          1.713               --
                                                       2004      1.348          1.578               --
                                                       2003      1.000          1.348               --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.404          1.486               --
                                                       2005      1.414          1.404               --
                                                       2004      1.278          1.414               --
                                                       2003      1.000          1.278               --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.209          1.253               --
                                                       2006      1.165          1.209               --
                                                       2005      1.164          1.165               --
                                                       2004      1.084          1.164               --
                                                       2003      1.000          1.084               --

  Pioneer Value VCT Subaccount (Class II) (12/03)....  2007      1.482          1.474               --
                                                       2006      1.319          1.482               --
                                                       2005      1.290          1.319               --
                                                       2004      1.185          1.290               --
                                                       2003      1.000          1.185               --

            PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT CHARGES 2.40%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (9/03).........................................  2007      0.990          1.052               --
                                                       2006      1.000          0.990               --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (12/03)............................................  2007      1.040          1.110               --
                                                       2006      1.000          1.040               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.112          1.056               --
                                                       2006      1.000          1.112               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/03).......................  2007      0.998          1.084               --
                                                       2006      1.000          0.998               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      1.139          1.283               --
                                                       2006      1.000          1.139               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.052          1.008               --

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.095          1.093               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.150          1.096               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (4/05)........  2007      1.107          1.157               --
                                                       2006      1.000          1.107               --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.072          1.100               --
                                                       2006      1.000          1.072               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (9/03).............................................  2007      1.029          1.062               --
                                                       2006      1.000          1.029               --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.039          1.079               --

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.002          1.118               --
                                                       2006      1.000          1.002               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.022          1.048               --
                                                       2006      1.000          1.022               --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 2.40% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.974               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.046          1.086               --
                                                       2006      1.000          1.046               --

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      1.000          1.005               --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.000          1.006               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.000          1.035               --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (12/03)............................................  2007      1.009          1.040               --
                                                       2006      1.000          1.009               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (7/04).............................................  2006      1.000          1.089               --

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.000          1.035               --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.090               --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (7/05).............................................  2007      1.105          1.147               --
                                                       2006      1.000          1.105               --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      1.186          1.649               --
                                                       2006      1.000          1.186               --

  Pioneer Equity Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.155          1.134               --
                                                       2006      1.000          1.155               --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.111          1.214               --
                                                       2006      1.000          1.111               --

  Pioneer Europe VCT Subaccount (Class II) (9/03)....  2006      1.000          1.195               --

  Pioneer Fund VCT Subaccount (Class II) (9/03)......  2007      1.104          1.130               --
                                                       2006      1.000          1.104               --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (7/05).............................................  2007      1.078          1.075               --
                                                       2006      1.000          1.078               --

  Pioneer High Yield VCT Subaccount (Class II)
  (9/03).............................................  2007      1.048          1.080               --
                                                       2006      1.000          1.048               --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 2.40% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (7/05).......................  2007      1.075          1.103               --
                                                       2006      1.000          1.075               --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.065          1.099           15,439
                                                       2006      1.000          1.065               --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.054          1.087          261,026
                                                       2006      1.000          1.054           37,731

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.059          1.110               --
                                                       2006      1.000          1.059               --

  Pioneer International Value VCT Subaccount (Class
  II) (1/04).........................................  2007      1.127          1.245               --
                                                       2006      1.000          1.127               --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.069          1.099               --
                                                       2006      1.000          1.069               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      0.987          1.041               --
                                                       2006      1.000          0.987               --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (9/03).........................................  2007      1.250          0.988               --
                                                       2006      1.000          1.250               --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (7/04)..................................  2007      1.008          1.183               --
                                                       2006      1.000          1.008               --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.040          0.942               --
                                                       2006      1.000          1.040               --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.000          0.987               --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.033          1.070               --
                                                       2006      1.000          1.033               --

  Pioneer Value VCT Subaccount (Class II) (12/03)....  2007      1.085          1.078               --
                                                       2006      1.000          1.085               --

            PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT CHARGES 2.45%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (9/03).........................................  2007      1.156          1.229             --
                                                       2006      1.117          1.156             --
                                                       2005      1.054          1.117             --
                                                       2004      1.000          1.054             --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (12/03)............................................  2007      1.207          1.287             --
                                                       2006      1.115          1.207             --
                                                       2005      1.065          1.115             --
                                                       2004      1.000          1.065             --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.237          1.174             --
                                                       2006      1.082          1.237             --
                                                       2005      1.072          1.082             --
                                                       2004      1.000          1.072             --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/03).......................  2007      1.176          1.277             --
                                                       2006      1.109          1.176             --
                                                       2005      1.084          1.109             --
                                                       2004      1.000          1.084             --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      1.472          1.658             --
                                                       2006      1.242          1.472             --
                                                       2005      1.155          1.242             --
                                                       2004      1.000          1.155             --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.244          1.191             --

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.183          1.181             --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.282          1.221             --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (4/05)........  2007      1.183          1.237             --
                                                       2006      1.029          1.183             --
                                                       2005      0.949          1.029             --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.159          1.189             --
                                                       2006      1.058          1.159             --
                                                       2005      1.053          1.058             --
                                                       2004      1.000          1.053             --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (9/03).............................................  2007      1.217          1.255             --
                                                       2006      1.126          1.217             --
                                                       2005      1.052          1.126             --
                                                       2004      1.000          1.052             --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.213          1.259             --

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.002          1.117             --
                                                       2006      1.000          1.002             --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.020          1.046             --
                                                       2006      1.000          1.020             --

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.974             --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.046          1.085             --
                                                       2006      1.000          1.046             --

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      0.998          1.004             --
                                                       2005      0.994          0.998             --
                                                       2004      1.000          0.994             --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.071          1.116             --
                                                       2005      1.046          1.071             --
                                                       2004      1.000          1.046             --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.300          1.412             --
                                                       2005      1.168          1.300             --
                                                       2004      1.000          1.168             --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (12/03)............................................  2007      1.032          1.063             --
                                                       2006      1.025          1.032             --
                                                       2005      1.032          1.025             --
                                                       2004      1.000          1.032             --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (7/04).............................................  2006      0.979          1.092             --
                                                       2005      0.992          0.979             --
                                                       2004      0.989          0.992             --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.038          1.095             --
                                                       2005      1.025          1.038             --
                                                       2004      1.000          1.025             --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.090             --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (7/05).............................................  2007      1.233          1.280             --
                                                       2006      1.078          1.233             --
                                                       2005      1.017          1.078             --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      2.299          3.195             --
                                                       2006      1.738          2.299             --
                                                       2005      1.295          1.738             --
                                                       2004      1.000          1.295             --

  Pioneer Equity Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.380          1.354             --
                                                       2006      1.158          1.380             --
                                                       2005      1.124          1.158             --
                                                       2004      1.000          1.124             --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.231          1.345             --
                                                       2006      1.058          1.231             --
                                                       2005      1.000          1.058             --

  Pioneer Europe VCT Subaccount (Class II) (9/03)....  2006      1.238          1.560             --
                                                       2005      1.177          1.238             --
                                                       2004      1.000          1.177             --

  Pioneer Fund VCT Subaccount (Class II) (9/03)......  2007      1.279          1.308             --
                                                       2006      1.127          1.279             --
                                                       2005      1.090          1.127             --
                                                       2004      1.000          1.090             --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (7/05).............................................  2007      1.130          1.126             --
                                                       2006      1.033          1.130             --
                                                       2005      1.023          1.033             --

  Pioneer High Yield VCT Subaccount (Class II)
  (9/03).............................................  2007      1.137          1.171             --
                                                       2006      1.076          1.137             --
                                                       2005      1.084          1.076             --
                                                       2004      1.000          1.084             --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (7/05).......................  2007      1.203          1.235             --
                                                       2006      1.077          1.203             --
                                                       2005      1.012          1.077             --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.163          1.200             --
                                                       2006      1.058          1.163             --
                                                       2005      0.991          1.058             --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.126          1.161             --
                                                       2006      1.043          1.126             --
                                                       2005      0.975          1.043             --

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.158          1.214             --
                                                       2006      1.088          1.158             --
                                                       2005      1.081          1.088             --
                                                       2004      1.000          1.081             --

  Pioneer International Value VCT Subaccount (Class
  II) (1/04).........................................  2007      1.573          1.738             --
                                                       2006      1.315          1.573             --
                                                       2005      1.170          1.315             --
                                                       2004      1.000          1.170             --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.315          1.352             --
                                                       2006      1.201          1.315             --
                                                       2005      1.143          1.201             --
                                                       2004      1.000          1.143             --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      1.133          1.195             --
                                                       2006      1.129          1.133             --
                                                       2005      1.070          1.129             --
                                                       2004      1.000          1.070             --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (9/03).........................................  2007      1.952          1.541             --
                                                       2006      1.465          1.952             --
                                                       2005      1.307          1.465             --
                                                       2004      1.000          1.307             --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (7/04)..................................  2007      1.085          1.273             --
                                                       2006      1.031          1.085             --
                                                       2005      1.010          1.031             --
                                                       2004      0.992          1.010             --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.393          1.261             --
                                                       2006      1.250          1.393             --
                                                       2005      1.153          1.250             --
                                                       2004      1.000          1.153             --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.098          1.162             --
                                                       2005      1.107          1.098             --
                                                       2004      1.000          1.107             --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.138          1.179             --
                                                       2006      1.098          1.138             --
                                                       2005      1.098          1.098             --
                                                       2004      1.000          1.098             --

  Pioneer Value VCT Subaccount (Class II) (12/03)....  2007      1.245          1.237             --
                                                       2006      1.109          1.245             --
                                                       2005      1.086          1.109             --
                                                       2004      1.000          1.086             --




            PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT CHARGES 2.50%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (9/03).........................................  2007      0.989          1.051             --
                                                       2006      1.000          0.989             --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (12/03)............................................  2007      1.039          1.108             --
                                                       2006      1.000          1.039             --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.111          1.054             --
                                                       2006      1.000          1.111             --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/03).......................  2007      0.997          1.082             --
                                                       2006      1.000          0.997             --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      1.138          1.281             --
                                                       2006      1.000          1.138             --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.051          1.006             --

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.093          1.091             --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.149          1.093             --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (4/05)........  2007      1.106          1.155             --
                                                       2006      1.000          1.106             --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.071          1.098             --
                                                       2006      1.000          1.071             --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (9/03).............................................  2007      1.028          1.060             --
                                                       2006      1.000          1.028             --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.038          1.077             --

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.002          1.117             --
                                                       2006      1.000          1.002             --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.021          1.046             --
                                                       2006      1.000          1.021             --

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.973             --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.045          1.084             --
                                                       2006      1.000          1.045             --

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      1.000          1.005             --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.000          1.006             --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.000          1.034             --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (12/03)............................................  2007      1.008          1.038             --
                                                       2006      1.000          1.008             --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (7/04).............................................  2006      1.000          1.088             --

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.000          1.034             --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.090             --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (7/05).............................................  2007      1.104          1.145             --
                                                       2006      1.000          1.104             --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      1.185          1.646             --
                                                       2006      1.000          1.185             --

  Pioneer Equity Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.154          1.132             --
                                                       2006      1.000          1.154             --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.110          1.212             --
                                                       2006      1.000          1.110             --

  Pioneer Europe VCT Subaccount (Class II) (9/03)....  2006      1.000          1.194             --

  Pioneer Fund VCT Subaccount (Class II) (9/03)......  2007      1.103          1.128             --
                                                       2006      1.000          1.103             --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (7/05).............................................  2007      1.077          1.073             --
                                                       2006      1.000          1.077             --

  Pioneer High Yield VCT Subaccount (Class II)
  (9/03).............................................  2007      1.047          1.078             --
                                                       2006      1.000          1.047             --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (7/05).......................  2007      1.074          1.101             --
                                                       2006      1.000          1.074             --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.064          1.097             --
                                                       2006      1.000          1.064             --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.053          1.085             --
                                                       2006      1.000          1.053             --

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.058          1.108             --
                                                       2006      1.000          1.058             --

  Pioneer International Value VCT Subaccount (Class
  II) (1/04).........................................  2007      1.126          1.243             --
                                                       2006      1.000          1.126             --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.068          1.097             --
                                                       2006      1.000          1.068             --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      0.986          1.039             --
                                                       2006      1.000          0.986             --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (9/03).........................................  2007      1.249          0.986             --
                                                       2006      1.000          1.249             --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (7/04)..................................  2007      1.007          1.181             --
                                                       2006      1.000          1.007             --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.039          0.940             --
                                                       2006      1.000          1.039             --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.000          0.987             --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.032          1.068             --
                                                       2006      1.000          1.032             --

  Pioneer Value VCT Subaccount (Class II) (12/03)....  2007      1.084          1.077             --
                                                       2006      1.000          1.084             --




            PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT CHARGES 2.55%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (9/03).........................................  2007      0.988          1.050             --
                                                       2006      1.000          0.988             --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (12/03)............................................  2007      1.039          1.107             --
                                                       2006      1.000          1.039             --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.110          1.053             --
                                                       2006      1.000          1.110             --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/03).......................  2007      0.997          1.081             --
                                                       2006      1.000          0.997             --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      1.137          1.280             --
                                                       2006      1.000          1.137             --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.050          1.005             --

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.093          1.090             --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.148          1.092             --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 2.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (4/05)........  2007      1.105          1.155             --
                                                       2006      1.000          1.105             --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.071          1.098             --
                                                       2006      1.000          1.071             --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (9/03).............................................  2007      1.027          1.060             --
                                                       2006      1.000          1.027             --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.037          1.076             --

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.001          1.116             --
                                                       2006      1.000          1.001             --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.021          1.045             --
                                                       2006      1.000          1.021             --

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.973             --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.045          1.083             --
                                                       2006      1.000          1.045             --

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      1.000          1.004             --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.000          1.006             --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.000          1.034             --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (12/03)............................................  2007      1.008          1.037             --
                                                       2006      1.000          1.008             --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (7/04).............................................  2006      1.000          1.087             --

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.000          1.033             --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.090             --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (7/05).............................................  2007      1.103          1.144             --
                                                       2006      1.000          1.103             --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 2.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      1.184          1.644             --
                                                       2006      1.000          1.184             --

  Pioneer Equity Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.154          1.131             --
                                                       2006      1.000          1.154             --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.110          1.211             --
                                                       2006      1.000          1.110             --

  Pioneer Europe VCT Subaccount (Class II) (9/03)....  2006      1.000          1.193             --

  Pioneer Fund VCT Subaccount (Class II) (9/03)......  2007      1.103          1.126             --
                                                       2006      1.000          1.103             --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (7/05).............................................  2007      1.077          1.072             --
                                                       2006      1.000          1.077             --

  Pioneer High Yield VCT Subaccount (Class II)
  (9/03).............................................  2007      1.047          1.077             --
                                                       2006      1.000          1.047             --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (7/05).......................  2007      1.073          1.100             --
                                                       2006      1.000          1.073             --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.063          1.096             --
                                                       2006      1.000          1.063             --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.052          1.084             --
                                                       2006      1.000          1.052             --

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.057          1.107             --
                                                       2006      1.000          1.057             --

  Pioneer International Value VCT Subaccount (Class
  II) (1/04).........................................  2007      1.125          1.242             --
                                                       2006      1.000          1.125             --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.067          1.096             --
                                                       2006      1.000          1.067             --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      0.985          1.038             --
                                                       2006      1.000          0.985             --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (9/03).........................................  2007      1.249          0.985             --
                                                       2006      1.000          1.249             --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 2.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (7/04)..................................  2007      1.007          1.180             --
                                                       2006      1.000          1.007             --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.038          0.939             --
                                                       2006      1.000          1.038             --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.000          0.987             --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.031          1.067             --
                                                       2006      1.000          1.031             --

  Pioneer Value VCT Subaccount (Class II) (12/03)....  2007      1.084          1.076             --
                                                       2006      1.000          1.084             --




            PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT CHARGES 2.60%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (9/03).........................................  2007      0.988          1.050               --
                                                       2006      1.000          0.988               --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (12/03)............................................  2007      1.038          1.106               --
                                                       2006      1.000          1.038               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.110          1.052               --
                                                       2006      1.000          1.110               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/03).......................  2007      0.996          1.080               --
                                                       2006      1.000          0.996               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      1.137          1.278               --
                                                       2006      1.000          1.137               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.049          1.004               --

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.092          1.089               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.147          1.091               --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 2.60% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (4/05)........  2007      1.105          1.154               --
                                                       2006      1.000          1.105               --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.070          1.097               --
                                                       2006      1.000          1.070               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (9/03).............................................  2007      1.027          1.059               --
                                                       2006      1.000          1.027               --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.036          1.075               --

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.001          1.115               --
                                                       2006      1.000          1.001               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.020          1.044               --
                                                       2006      1.000          1.020               --

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.973               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.045          1.082               --
                                                       2006      1.000          1.045               --

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      1.000          1.004               --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.000          1.005               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.000          1.034               --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (12/03)............................................  2007      1.008          1.037               --
                                                       2006      1.000          1.008               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (7/04).............................................  2006      1.000          1.087               --

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.000          1.033               --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.090               --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (7/05).............................................  2007      1.103          1.143               --
                                                       2006      1.000          1.103               --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 2.60% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      1.183          1.642               --
                                                       2006      1.000          1.183               --

  Pioneer Equity Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.153          1.130               --
                                                       2006      1.000          1.153               --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.109          1.210               --
                                                       2006      1.000          1.109               --

  Pioneer Europe VCT Subaccount (Class II) (9/03)....  2006      1.000          1.193               --

  Pioneer Fund VCT Subaccount (Class II) (9/03)......  2007      1.102          1.125               --
                                                       2006      1.000          1.102               --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (7/05).............................................  2007      1.076          1.071               --
                                                       2006      1.000          1.076               --

  Pioneer High Yield VCT Subaccount (Class II)
  (9/03).............................................  2007      1.046          1.076               --
                                                       2006      1.000          1.046               --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (7/05).......................  2007      1.073          1.099               --
                                                       2006      1.000          1.073               --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.063          1.095           78,133
                                                       2006      1.000          1.063               --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.052          1.083               --
                                                       2006      1.000          1.052               --

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.057          1.106               --
                                                       2006      1.000          1.057               --

  Pioneer International Value VCT Subaccount (Class
  II) (1/04).........................................  2007      1.125          1.241               --
                                                       2006      1.000          1.125               --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.067          1.095               --
                                                       2006      1.000          1.067               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      0.985          1.037               --
                                                       2006      1.000          0.985               --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (9/03).........................................  2007      1.248          0.984               --
                                                       2006      1.000          1.248               --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 2.60% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (7/04)..................................  2007      1.006          1.179               --
                                                       2006      1.000          1.006               --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.038          0.938               --
                                                       2006      1.000          1.038               --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.000          0.987               --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.031          1.066               --
                                                       2006      1.000          1.031               --

  Pioneer Value VCT Subaccount (Class II) (12/03)....  2007      1.083          1.075               --
                                                       2006      1.000          1.083               --




            PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT CHARGES 2.75%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (9/03).........................................  2007      0.987          1.048             --
                                                       2006      1.000          0.987             --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (12/03)............................................  2007      1.037          1.102             --
                                                       2006      1.000          1.037             --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2007      1.108          1.049             --
                                                       2006      1.000          1.108             --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/03).......................  2007      0.995          1.077             --
                                                       2006      1.000          0.995             --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03)...................................  2007      1.135          1.275             --
                                                       2006      1.000          1.135             --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.047          1.001             --

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.090          1.085             --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.145          1.088             --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 2.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (4/05)........  2007      1.103          1.152             --
                                                       2006      1.000          1.103             --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2007      1.069          1.095             --
                                                       2006      1.000          1.069             --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (9/03).............................................  2007      1.025          1.057             --
                                                       2006      1.000          1.025             --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.035          1.072             --

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.000          1.112             --
                                                       2006      1.000          1.000             --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.019          1.041             --
                                                       2006      1.000          1.019             --

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.972             --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.044          1.079             --
                                                       2006      1.000          1.044             --

Money Market Portfolio
  Money Market Subaccount (8/03).....................  2006      1.000          1.004             --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.000          1.005             --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.000          1.034             --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (12/03)............................................  2007      1.006          1.034             --
                                                       2006      1.000          1.006             --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (7/04).............................................  2006      1.000          1.085             --

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.000          1.031             --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.060          1.090             --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (7/05).............................................  2007      1.101          1.140             --
                                                       2006      1.000          1.101             --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 2.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      1.182          1.638             --
                                                       2006      1.000          1.182             --

  Pioneer Equity Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.152          1.126             --
                                                       2006      1.000          1.152             --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.108          1.207             --
                                                       2006      1.000          1.108             --

  Pioneer Europe VCT Subaccount (Class II) (9/03)....  2006      1.000          1.191             --

  Pioneer Fund VCT Subaccount (Class II) (9/03)......  2007      1.101          1.122             --
                                                       2006      1.000          1.101             --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (7/05).............................................  2007      1.075          1.068             --
                                                       2006      1.000          1.075             --

  Pioneer High Yield VCT Subaccount (Class II)
  (9/03).............................................  2007      1.045          1.073             --
                                                       2006      1.000          1.045             --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (7/05).......................  2007      1.071          1.096             --
                                                       2006      1.000          1.071             --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.061          1.092             --
                                                       2006      1.000          1.061             --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2007      1.050          1.080             --
                                                       2006      1.000          1.050             --

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.055          1.103             --
                                                       2006      1.000          1.055             --

  Pioneer International Value VCT Subaccount (Class
  II) (1/04).........................................  2007      1.123          1.237             --
                                                       2006      1.000          1.123             --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.065          1.091             --
                                                       2006      1.000          1.065             --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      0.984          1.034             --
                                                       2006      1.000          0.984             --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (9/03).........................................  2007      1.246          0.981             --
                                                       2006      1.000          1.246             --

                                PIONEER ANNUISTAR VALUE -- SEPARATE ACCOUNT
                                         CHARGES 2.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (7/04)..................................  2007      1.005          1.176             --
                                                       2006      1.000          1.005             --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (9/03).............................................  2007      1.036          0.936             --
                                                       2006      1.000          1.036             --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.000          0.986             --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (9/03).............................................  2007      1.029          1.063             --
                                                       2006      1.000          1.029             --

  Pioneer Value VCT Subaccount (Class II) (12/03)....  2007      1.082          1.072             --
                                                       2006      1.000          1.082             --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Capital Appreciation Fund/VA was replaced by Met Investors Series Trust-Oppenheimer Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Global Securities Fund/VA was replaced by Metropolitan Series Fund, Inc.- Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/24/2006, Pioneer Variable Contracts Trust-Pioneer Small Company VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer AmPac Growth VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Oak Ridge Large Cap Growth VCT Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer Balanced VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Ibbotson Moderate Allocation VCT Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer Europe VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer International Value VCT Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, AIM Variable Insurance Funds-AIM V.I. Capital Appreciation Fund was replaced by Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable Total Return Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Capital and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II, Inc.-Legg Mason Partners Variable Aggressive Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust-Pioneer Value VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Fund VCT Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust-Pioneer America Income VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Bond VCT Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust-Pioneer Equity Opportunity VCT Portfolio liquidated its assets and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust -- Pioneer Small and Mid Cap Growth VCT Portfolio liquidated its assets and is no longer available as a funding option.

[FINANCIAL STATEMENTS FOR THE DEPOSITOR AND REGISTRANT TO BE ADDED BY
AMENDMENT.]

                            PIONEER ANNUISTAR ANNUITY

                             PORTFOLIO ARCHITECT II

                             PIONEER ANNUISTAR VALUE

                       STATEMENT OF ADDITIONAL INFORMATION

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                                    ISSUED BY

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                  ONE CITYPLACE
                        HARTFORD, CONNECTICUT 06103-3415

MIC-Book-72-73-87                                        October 13, 2008

                                     PART C

                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a) The financial statements of the Registrant and the report of Independent Registered Public Accounting Firm thereto are contained in the Registrant's Annual Report and are included in the Statement of Additional Information. The financial statements of the Registrant include: (to be filed by amendment)

     (1)  Statement of Assets and Liabilities as of December 31, 2007

     (2)  Statement of Operations for the year ended December 31, 2007

     (3) Statement of Changes in Net Assets for the years ended December 31, 2007 and 2006

     (4)  Notes to Financial Statements

The consolidated financial statements and schedules of MetLife Insurance Company of Connecticut and subsidiaries and the report of Independent Registered Public Accounting Firm, are contained in the Statement of Additional Information. The consolidated financial statements of MetLife Insurance Company of Connecticut and subsidiaries include: (to be filed by amendment)

     (1)  Consolidated Balance Sheets as of December 31, 2007 and 2006

     (2) Consolidated Statements of Income for the years ended December 31, 2007, 2006 and 2005

     (3) Consolidated Statements of Stockholder's Equity for the years ended December 31, 2007, 2006 and 2005

     (4) Consolidated Statements of Cash Flows for the year ended December 31, 2007, 2006 and 2005

     (5)  Notes to Consolidated Financial Statements

     (6)  Financial Statement Schedules

(b)  EXHIBITS

EXHIBIT
 NUMBER   DESCRIPTION
-------   -----------
1(a).     Resolution of The Travelers Insurance Company Board of Directors
          authorizing the establishment of the Registrant.  (Incorporated herein by reference to Exhibit 1 to the Travelers Fund ABD for
          Variable Annuities' Registration Statement on Form N-4 EL, File Nos.
          033-65343/811-07465, filed December 22, 1995.)

1(b).     Resolution of The MetLife Insurance Company of Connecticut Board of
          Directors, dated March 24, 2008 authorizing the combining of MetLife of CT Separate Account Thirteen for Variable Annuities into MetLife of CT Separate Account Eleven for Variable Annuities. To be filed by amendment.

2.        Not Applicable.

3(a).     Distribution and Principal Underwriting Agreement among the
          Registrant, MetLife Insurance Company of Connecticut and MetLife
          Investors Distribution Company.  To be filed by amendment.

3(b).     Agreement and Plan of Merger (10-26-06) (MLIDLLC into MLIDC).
          (Incorporated herein by reference to Exhibit 3(c) to Post-Effective
          Amendment No. 16 to MetLife of CT Fund ABD for Variable Annuities'
          Registration Statement on Form N-4, File Nos. 033-65343/811-07465, filed April 4, 2007.)

3(c). Master Retail Sales Agreement (MLIDC). (Incorporated herein by reference to Exhibit 3(d) to Post-Effective Amendment No. 16 to
          MetLife of CT Fund ABD for Variable Annuities' Registration Statement on Form N-4, File Nos. 033-65343/811-07465, filed April 4, 2007.)

3(d).     Services Agreement between MetLife Investors Distribution Company and
          MetLife Insurance Company of Connecticut and Amendment No. 1 to
          Services Agreement.  (Incorporated herein by reference to Exhibit
          3(e) to Post-Effective Amendment No. 15 to MetLife of CT Fund BD for
          Variable Annuities' Registration Statement on Form N-4, File Nos.
          033-73466/811-08242, filed April 7, 2008.)

4(a). Form of Variable Annuity Contract. (Incorporated herein by reference to Exhibit 4 to Pre-Effective Amendment No. 1 to the Registration
          Statement on Form N-4, File No. 333-101777, filed April 17, 2003.)

4(b). Form of Guaranteed Minimum Withdrawal Rider. (Incorporated herein by reference to Exhibit 4 to Post-Effective Amendment No. 4 to the
          Registration Statement on Form N-4, file No. 333-101778, filed
          November 19, 2004.)


EXHIBIT
 NUMBER   DESCRIPTION
-------   -----------
4(c).     Form of Guaranteed Minimum Withdrawal Rider for Life.  (Incorporated
          herein by reference to Exhibit 4(n) to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-65926, filed
          December 20, 2005.)

4(d). Company Name Change Endorsement, The Travelers Insurance Company, effective May 1, 2006. (Incorporated herein by reference to Exhibit
          4(c) to Post-Effective Amendment No. 14 to The Travelers Fund ABD for
          Variable Annuities' Registration Statement on Form N-4, File No. 033-
          65343, filed April 6, 2006.)

4(e).     Roth 401 Endorsement. (Incorporated herein by reference to Exhibit
          4(d) to Post-Effective Amendment No. 14 to The Travelers Fund ABD for
          Variable Annuities' Registration Statement on Form N-4, File No. 033-
          65343, filed April 6, 2006.)

4(f).     Roth 403(b) Endorsement.  (Incorporated herein by reference to
          Exhibit 4(e) to Post-Effective Amendment No. 14 to The Travelers Fund
          ABD for Variable Annuities' Registration Statement on Form N-4, File
          No. 033-65343, filed April 6, 2006.

5(a). Form of Application. (Incorporated herein by reference to Exhibit 5 to Pre-Effective Amendment No. 1 to the Registration Statement on
          Form N-4, File No. 333-101777, filed April 17, 2003.)

5(b). Form of Variable Annuity Application. (Incorporated herein by reference to Exhibit 5 to Post-Effective Amendment No. 14 to The
          Travelers Fund ABD for Variable Annuities' Registration Statement on
          Form N-4, File No. 033-65343, filed April 6, 2006.)

6(a).     Charter of The Travelers Insurance Company, as amended on October 19,
          1994. (Incorporated herein by reference to Exhibit 6(a) to the Registration Statement on Form N-4, File No. 333-40193, filed
          November 13, 1998.)

6(b).     By-Laws of The Travelers Insurance Company, as amended on October 20,
          1994. (Incorporated herein by reference to Exhibit 3(a)(ii) to Registration Statement on Form S-2, File No. 33-58677, filed via
          EDGAR on April 18, 1995.)

6(c). Certificate of Amendment of the Charter as Amended and Restated of The Travelers Insurance Company effective May 1, 2006. (Incorporated herein by reference to Exhibit 6(c) to Post-Effective Amendment No.
          14 to The Travelers Fund ABD for Variable Annuities' Registration
          Statement on Form N-4, File Nos. 033-65343/811-07465, filed April 6,
          2006.)

6(d).     Certificate of Correction, dated April 4, 2007, to the Certificate of
          Amendment to the Charter of MetLife Insurance Company of Connecticut, dated February 10, 2006. (Incorporated herein by reference to Exhibit
          6(d) to Post-Effective Amendment No. 11 to MetLife of CT Separate
          Account Nine for Variable Annuities' Registration Statement on Form
          N-4, File Nos. 333-65926/811-09411, filed on October 31, 2007.)

7. Form of Reinsurance Contract. (Incorporated herein by reference to Exhibit 7 to Post-Effective Amendment No. 2 to the Registration
          Statement on Form N-4, File No. 333-65942, filed April 15, 2003.)

8(a). Form of Participation Agreement. (Incorporated herein by reference to Exhibit 8 to Post-Effective Amendment No. 8 to the Registration
          Statement on Form N-4, File No. 333-101778, filed April 21, 2005).

8(b).     Participation Agreement Among Metropolitan Series Fund, Inc., MetLife
          Advisers, LLC, Metropolitan Life Insurance Company, The Travelers
          Insurance Company and The Travelers Life and Annuity Company effective November 1, 2005. (Incorporated herein by reference to Exhibit 8(b) to Post-Effective Amendment No. 14 to The Travelers Fund
          ABD for Variable Annuities' Registration Statement on Form N-4, File
          No. 033-65343, filed April 6, 2006.)

8(c).     Participation Agreement Among Met Investors Series Trust, Met
          Investors Advisory, LLC, MetLife Investors Distribution Company, The
          Travelers Insurance Company and The Travelers Life and Annuity
          Company effective November 1, 2005. (Incorporated herein by reference to Exhibit 8(c) to Post-Effective Amendment No. 14 to The
          Travelers Fund ABD for Variable Annuities Registration Statement on
          Form N-4, File No. 033-65343 filed April 6, 2006.)

9.        Opinion of Counsel as to the legality of securities being registered.
          To be filed by amendment.

10.       Consent of Deloitte & Touche LLP, Independent Registered Public
          Accounting Firm.  To be filed by amendment.

11.       Not Applicable.

12.       Not Applicable.

13.       Powers of Attorney authorizing Michele H. Abate, John E. Connolly,
          Jr., James L. Lipscomb, Gina C. Sandonato, Myra L. Saul, Paul G.
          Cellupica and Marie C. Swift to act as signatory for Michael K.
          Farrell, William J. Mullaney, Lisa M. Weber, Stanley J. Talbi, and
          Joseph J. Prochaska, Jr. Filed herewith.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Principal Business Address:

MetLife Insurance Company of Connecticut
One Cityplace
Hartford, CT 06103-3415

NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ---------------------------------------------------------------------
Michael K. Farrell           Director and President
10 Park Avenue
Morristown, NJ 07962

William J. Mullaney          Director
1 Metlife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Lisa M. Weber                Director
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Steven A. Kandarian          Executive Vice President and Chief Investment Officer
10 Park Avenue
Morristown, NJ 07962

James L. Lipscomb            Executive Vice President and General Counsel
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Joseph J. Prochaska, Jr.     Executive Vice President and Chief Accounting Officer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Stanley J. Talbi             Executive Vice President and Chief Financial Officer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Gwenn L. Carr                Senior Vice President and Secretary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Eric T. Steigerwalt          Senior Vice President and Treasurer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

William D. Cammarata         Senior Vice President
18210 Crane Nest Drive
Tampa, FL 33647

Elizabeth M. Forget          Senior Vice President
260 Madison Ave
New York, NY 10016

Gene L. Lunman               Senior Vice President
185 Asylum Street
Hartford, CT 06103

Roberto Baron                Vice President and Senior Actuary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

S. Peter Headley             Vice President and Assistant Secretary
3717 W. 100(th) Street
Suite 700
Overland Park, KS 62210


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ---------------------------------------------------------------------
Daniel D. Jordan             Vice President and Assistant Secretary
501 Boylston Street
Boston, MA 02116

Bennett D. Kleinberg         Vice President and Actuary
185 Asylum Street
Hartford, CT 06103

Christopher A. Kremer        Vice President and Actuary
501 Boylston Street
Boston, MA 02116

Paul L. LeClair              Vice President and Actuary
501 Boylston Street
Boston, MA 02116

Jonathan L. Rosenthal        Vice President and Chief Hedging Officer
10 Park Avenue
Morristown, NJ 07962

Patrick D. Studley           Vice President and Actuary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Jeffrey N. Altman            Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Steven J. Brash              Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Herbert B. Brown             Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Vincent Cirulli              Vice President
10 Park Avenue
Morristown, NJ 07962

Deidre E. Curran             Vice President
300 Davidson Ave.
Somerset, NJ 08873

James R. Dingler             Vice President
10 Park Avenue
Morristown, NJ 07962

Judith A. Gulotta            Vice President
10 Park Avenue
Morristown, NJ 07962

Gregory M. Harrison          Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

C. Scott Inglis              Vice President
10 Park Avenue
Morristown, NJ 07962

James W. Koeger              Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

Joseph J. Massimo            Vice President
18210 Crane Nest Drive
Tampa, FL 33647


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ---------------------------------------------------------------------
Daniel A. O'Neill            Vice President
8717 W. 110 th Street
Suite 700
Overland Park, KS 62210

Mark S. Reilly               Vice President
185 Asylum Street
Hartford, CT 06103

Mark J. Remington            Vice President
185 Asylum Street
Hartford, CT 06103

Ragai A. Roushdy             Vice President
10 Park Avenue
Morristown, NJ 07962

Kevin M. Thorwarth           Vice President
10 Park Avenue
Morristown, NJ 07962

Mark. H. Wilsmann            Vice President
10 Park Avenue
Morristown, NJ 07962


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Registrant is a separate account of MetLife Insurance Company of Connecticut under Connecticut insurance law. The Depositor is a wholly owned subsidiary of MetLife, Inc., a publicly traded company. No person is controlled by the Registrant. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc. No person is controlled by the Registrant.

             ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                                AS OF MARCH 31, 2008

The following is a list of subsidiaries of MetLife, Inc. updated as of March
31, 2008. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, (if any)) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Insurance Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. (DE) - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Insurance Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

      4.    MetLife Reinsurance Company of Charleston (SC)

      5.    MetLife Reinsurance Company of Vermont (VT)

      6.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     7.     Plaza Drive Properties, LLC (DE)

     8.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

F. MetLife Pensiones Mexico S.A. (Mexico)- 97.4738% is owned by MetLife, Inc. and 2.5262% is owned by MetLife International Holdings, Inc.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A. and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by MetLife, Inc., 1.29459% is owned by MetLife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. and 0.01% is owned by MetLife Pensiones Mexico S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.


            c) MetA SIEFORE Adicional, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            d) Met3 SIEFORE Basica, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            e) Met4 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            f) Met5 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

      2. ML Capacitacion Comercial S.A. de C.V. (Mexico) - 99% is owned by MetLife Mexico S.A. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.


I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.


J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)


K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    Cova Corporation (MO)

      1.    Texas Life Insurance Company (TX)

      2.    Cova Life Management Company (DE)

O.    MetLife Investors Insurance Company (MO)

P.    First MetLife Investors Insurance Company (NY)

Q.    Walnut Street Securities, Inc. (MO)

R.    Newbury Insurance Company, Limited (BERMUDA)

S.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    Met Investors Advisory, LLC (DE)

      3.    MetLife Investors Financial Agency, Inc. (TX)

T.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  (1) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  (2) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Private Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.


      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99913% is owned by MetLife International Holdings, Inc. and 0.00087% is owned by Natiloporterm Holdings, Inc.


      5. Metropolitan Life Seguros de Retiro S.A. (Argentina)- 95.23% is owned by MetLife International Holdings, Inc. and 4.77% is owned by Natiloportem Holdings, Inc.


      6. MetLife Seguros de Vida S.A. (Argentina)- 95.2499% is owned by MetLife International Holdings, Inc. and 4.7473% is owned by Natiloportem Holdings, Inc.


      7. MetLife Insurance Company of Korea Limited (South Korea)- 16.49% of MetLife Insurance Company of Korea Limited is owned by MetLife, Mexico, S.A. and 83.51% is owned by Metlife International Holdings, Inc.


      8. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 66.6617540% is owned by MetLife International Holdings, Inc.
            and 33.3382457% is owned by MetLife Worldwide Holdings, Inc. and 0.0000003% is owned by Natiloportem Holdings, Inc.


      9.    MetLife Global, Inc. (DE)

      10. MetLife Administradora de Fundos Multipatrocinados Ltda (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

      11.   MetLife Insurance Limited (United Kingdom)

      12.   MetLife General Insurance Limited (Australia)

      13.   MetLife Limited (United Kingdom)

      14. MetLife Insurance S.A./NV (Belgium) - 99.9% is owned by MetLife International Holdings, Inc. and 0.1% is owned by third parties.

      15.   MetLife Services Limited (United Kingdom)

      16.   MetLife Insurance Limited (Australia)

            a)    MetLife Insurance and Investment Trust (Australia)

            b)    MetLife Investments Pty Limited (Australia)

            c)    MetLife Services (Singapore) PTE Limited (Australia)

      17. Siembra Seguros de Retiro S.A. (Argentina) - 96.8819% is owned by MetLife International Holdings, Inc. and 3.1180% is owned by Natiloportem Holdings, Inc.

      18. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 94.9999% is owned by MetLife International Holdings Inc.

      19. Compania Previsional MetLife S.A. (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.


           (a) Met AFJP S.A. (Argentina) - 75.4088% of the shares of Met AFJP S.A. are held by Compania Previsional MetLife SA, 19.5912% is owned by MetLife Seguros de Vida SA, 3.9689% is held by Natiloportem Holdings, Inc. and 1.0310% is held by Metropolitan Life Seguros de Retiro SA.


      20.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Towarzystwo Ubezpieczen na Zycie Spolka Akcyjna.
                  (Poland)

            b)    MetLife Direct Co., Ltd. (Japan)


            c)    MetLife Limited (Hong Kong)


U.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 1% voting control of Park Twenty Three Investments Company is held by St. James Fleet Investments Two Limited. 1% of the shares of Park Twenty Three Investments Company is held by Metropolitan Life Insurance Company. 99% is owned by 334 Madison Euro Investment, Inc.

                  (1) Convent Station Euro Investments Four Company (United Kingdom)- 1% voting control of Convent Station Euro Investments Four Company is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company. 99% is owned by Park Twenty Three Investments Company.

      2. St. James Fleet Investments Two Limited (Cayman Islands)- 34% of the shares of St. James Fleet Investments Two Limited is held by Metropolitan Life Insurance Company.

      3. One Madison Investments (Cayco) Limited (Cayman Islands)- 10.1% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company. 89.9% of the shares of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company.

      4. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      5.    GA Holding Corp. (MA)

      6.    Thorngate, LLC (DE)

      7.    Alternative Fuel I, LLC (DE)

      8.    Transmountain Land & Livestock Company (MT)

      9.    MetPark Funding, Inc. (DE)

      10.   HPZ Assets LLC (DE)

      11.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      12.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      13.   MetLife Real Estate Cayman Company (Cayman Islands)

      14.   Metropolitan Marine Way Investments Limited (Canada)

      15.   MetLife Private Equity Holdings, LLC (DE)

      16.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            b) Mezzanine Investment Limited Partnership-LG (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            c) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            d) MetLife Capital Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

      17.   Metropolitan Realty Management, Inc. (DE)

      18.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      19.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      20.   Bond Trust Account A (MA)

      21.   MetLife Investments Asia Limited (Hong Kong).

      22. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      23. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      24.   New England Life Insurance Company (MA)

            a)    MetLife Advisers, LLC (MA)

            b)    New England Securities Corporation (MA)

      25.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  (1)   GenAmerica Management Corporation (MO)

                 (2) Reinsurance Group of America, Incorporated (MO) - 52% is owned by General American Life Insurance Company.

                        (a)   Reinsurance Company of Missouri, Incorporated (MO)

                              (i)   Timberlake Financial, L.L.C. (DE)

                                    (A)   Timberlake Reinsurance Company II (SC)

                              (ii)  RGA Reinsurance Company (MO)

                                    (A)   Reinsurance Partners, Inc. (MO)

                              (iii) Parkway Reinsuarnce Company (MO)

                        (b)   RGA Worldwide Reinsurance Company, Ltd. (Barbados)

                        (c)   RGA Atlantic Reinsurance Company, Ltd. (Barbados)

                        (d)   RGA Americas Reinsurance Company, Ltd. (Barbados)

                        (e)   RGA Reinsurance Company (Barbados) Ltd. (Barbados)

                              (i) RGA Financial Group, L.L.C. (DE)- 80% is owned by RGA Reinsurance Company (Barbados) Ltd. RGA Reinsurance Company also owns a 20% non-equity membership in RGA Financial Group, L.L.C.

                        (f)   RGA Life Reinsurance Company of Canada (Canada)

                        (g)   RGA International Corporation (Nova Scotia/Canada)

                        (h)   RGA Holdings Limited (U.K.) (United Kingdom)

                              (i)   RGA UK Services Limited (United Kingdom)

                              (ii)  RGA Capital Limited U.K. (United
                                    Kingdom)

                              (iii) RGA Reinsurance (UK) Limited (United
                                    Kingdom)

                              (iv) RGA Services India Private Limited (India) - Reinsurance Group of America, Incorporated owns 99% of RGA Services India Private Limited and RGA Holdings Limited owns 1%.

                        (i)   RGA South African Holdings (Pty) Ltd. (South
                              Africa)

                              (i) RGA Reinsurance Company of South Africa Limited (South Africa)

                        (j)   RGA Australian Holdings PTY Limited (Australia)

                              (i)   RGA Reinsurance Company of Australia
                                    Limited (Australia)

                              (ii)  RGA Asia Pacific PTY, Limited (Australia)

                        (k) General American Argentina Seguros de Vida, S.A. (Argentina) - 95% of General American Argentina Seguros de Vida, S.A. is owned by Reinsurance Group of America, Incorporated and 5% is owned by RGA Reinsurance Company (Barbados) Ltd.

                        (l)   RGA Technology Partners, Inc. (MO)

                        (m)   RGA International Reinsurance Company (Ireland)

                        (n)   RGA Capital Trust I (DE)


                        (o)   RGA Global Reinsurance Company, Ltd. (Bermuda)


      26.   Corporate Real Estate Holdings, LLC (DE)

      27. Ten Park SPC (CAYMAN ISLANDS ) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      28.   MetLife Tower Resources Group, Inc. (DE)

      29.   Headland - Pacific Palisades, LLC (CA)

      30. Headland Properties Associates (CA) - 1% is owned by Headland - Pacific Palisades, LLC and 99% is owned by Metropolitan
            Life Insurance Company.

      31.   Krisman, Inc. (MO)

      32.   Special Multi-Asset Receivables Trust (DE)

      33.   White Oak Royalty Company (OK)

      34.   500 Grant Street GP LLC (DE)

      35. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC

      36.   MetLife Canada/MetVie Canada (Canada)

      37.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

                 (i)   MetLife Investment Funds Management LLC (NJ)

                (ii)   MetLife Associates LLC (DE)

      38.   Euro CL Investments LLC (DE)

      39.   MEX DF Properties, LLC (DE)

      40. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      41.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (UK)

      42.   Housing Fund Manager, LLC (DE)


            a) MTC Fund I, LLC (DE) 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      43.   MLIC Asset Holdings, LLC (DE)


V.    MetLife Capital Trust II (DE)

W.    MetLife Capital Trust III (DE)

X.    MetLife Capital Trust IV (DE)


Y. MetLife Insurance Company of Connecticut (CT) - 86.72% is owned by MetLife, Inc. and 13.28% is owned by MetLife Investors Group, Inc.

      1.    MetLife Property Ventures Canada ULC (Canada)

      2. Pilgrim Investments Oakmont Lane, LLC (DE) - 50% is owned by MetLife Insurance Company of Connecticut.


      3. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      4.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      5.    Pilgrim Investments Highland Park, LLC (DE)

      6.    Metropolitan Connecticut Properties Ventures, LLC (DE)

      7.    MetLife Canadian Property Ventures LLC (NY)

      8.    Euro TI Investments LLC (DE)

      9.    Greenwich Street Investments, LLC (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      10.   Hollow Creek, L.L.C. (CT)

      11. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      12. One Financial Place Holdings, LLC (DE)-100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      13.   Plaza LLC (CT)

            a)    Tower Square Securities, Inc. (CT)

                  1) Tower Square Securities Insurance Agency of New Mexico, Inc. (NM)

                  2)    Tower Square Securities Insurance Agency of
                        Ohio, Inc. (OH) 99% is owned by Tower Square Securities, Inc.

      14.   TIC European Real Estate LP, LLC (DE)

      15.   MetLife European Holdings, Inc. (UK)

            a) MetLife Europe Limited (IRELAND)

               (i) MetLife Pensions Trustees Limited (UK)

            b) MetLife Assurance Limited (UK)

      16.   Travelers International Investments Ltd. (Cayman Islands)

      17.   Euro TL Investments LLC (DE)

      18.   Corrigan TLP LLC (DE)

      19.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  1)    Panther Valley, Inc. (NJ)

      20. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and Metropolitan Life Insurance Company.

      21.   Tribeca Distressed Securities, L.L.C. (DE)

      22.   MetLife Investors USA Insurance Comapny (DE)

Z.    MetLife Reinsurance Company of South Carolina (SC)

AA.   MetLife Investment Advisors Company, LLC (DE)

BB.   MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

CC.   MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           (i)   MetLife Services East Private Limited (India)


DD.   Safeguard Health Enterprises, Inc. (DE)

      1.   Safeguard Dental Services, Inc. (DE)

      2.   Safeguard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   Safeguard Health Plans, Inc. (FL)

      5.   Safeguard Health Plans, Inc. (NV)

      6.   Safeguard Health Plans, Inc. (TX)

EE.   MetLife Capital Trust X (DE)


The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

2) Metropolitan Life Insurance Company indirectly owns 100% of the non-voting preferred stock of Nathan and Lewis Associates Ohio, Incorporated, an insurance agency. 100% of the voting common stock of this company is held by an individual who has agreed to vote such shares at the direction of N.L. HOLDING CORP. (DEL), a direct wholly owned subsidiary of MetLife, Inc.

3) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

4) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT
----
VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

                                        7

ITEM 27. NUMBER OF CONTRACT OWNERS

As of April 30, 2008, there were 215 qualified contracts and 189 non-qualified contracts of Pioneer Annuistar; there were 376 qualified contracts and 300 non-qualified contracts of Portfolio Architect II; and there were 56 qualified contracts and 64 non-qualified contracts of Pioneer Annuistar Value offered by the Registrant.

ITEM 28. INDEMNIFICATION

The Depositor's parent, MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors and Officers Liability and Corporate Reimbursement Insurance Policy with limits of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "Underwriter"), as well as certain other subsidiaries of MetLife are covered. A provision in MetLife, Inc.'s by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter.

Sections 33-770 to 33-778, inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-778 provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITER

(a)  MetLife Investors Distribution Company
     5 Park Plaza, Suite 1900
     Irvine, CA 92614

     MetLife Investors Distribution Company also serves as principal underwriter and distributor for the following investment companies (other than the Registrant):

MetLife of CT  Separate Account QPN for Variable Annuities

MetLife of CT  Fund UL for Variable Life Insurance,

MetLife of CT  Fund UL III for Variable Life Insurance

Metropolitan Life Variable Annuity Separate Account I

Metropolitan Life Variable Annuity Separate Account II

Met Investors Series Trust

MetLife Investors Variable Annuity Account One

MetLife Investors Variable Annuity Account Five

MetLife Investors Variable Life Account One

MetLife Investors Variable Life Account Five

MetLife Investors USA Separate Account A

MetLife Investors USA Variable Life Account A

First MetLife Investors Variable Annuity Account One

General American Separate Account Eleven

General American Separate Account Twenty-Eight

General American Separate Account Twenty-Nine

General American Separate Account Two

Security Equity Separate Account Twenty-Six

Security Equity Separate Account Twenty-Seven

Metropolitan Life Separate Account E

Metropolitan Life Separate Account UL

Metropolitan Tower Life Separate Account One

Metropolitan Tower Life Separate Account Two

Paragon Separate Account A

Paragon Separate Account B

Paragon Separate Account C

Paragon Separate Account D
Metropolitan Series Fund, Inc.

(b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are officers and managers of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.

NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH UNDERWRITER
--------------------------   ---------------------------------------------------------------------
Michael K. Farrell           Director
10 Park Avenue
Morristown, NJ 07962

Craig W. Markham             Director and Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

William J. Toppeta           Director
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Paul A. Sylvester            President, National Sales Manager- Annuities & LTC
10 Park Avenue
Morristown, NJ 07962

Elizabeth M. Forget          Executive Vice President, Investment Fund Management & Marketing
260 Madison Avenue
New York, NY 10016

Paul A. LaPiana              Executive Vice President, National Sales Manager-Life
5 Park Plaza
Suite 1900
Irvine, CA 92614

Richard C. Pearson           Executive Vice President, General Counsel and Secretary
5 Park Plaza
Suite 1900
Irvine, CA 92614

Andrew Aiello                Senior Vice President, Channel Head-National Accounts
5 Park Plaza
Suite 1900
Irvine, CA 92614

Jeffrey A. Barker            Senior Vice President, Channel Head-Independent Accounts
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Douglas P. Rodgers           Senior Vice President, Channel Head-LTC
10 Park Avenue
Morristown, NJ 07962

Myrna F. Solomon             Senior Vice President, Channel Head-Banks
501 Boylston Street
Boston, MA 02116

Leslie Sutherland            Senior Vice President, Channel Head-Broker/Dealers
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

John C. Kennedy              Senior Vice President, Channel Head-Wirehouse
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Curtis Wohlers               Senior Vice President, Channel Head-Planners
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH UNDERWRITER
--------------------------   ---------------------------------------------------------------------
Jay S. Kaduson               Senior Vice President
10 Park Avenue
Morristown, NJ 07962

Eric T. Steigerwalt          Treasurer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Peter Gruppuso               Vice President, Chief Financial Officer
485-E US Highway 1 South
Iselin, NJ 08830

Debora L. Buffington         Vice President, Director of Compliance
5 Park Plaza
Suite 1900
Irvine, CA 92614

David DeCarlo                Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Charles M. Deuth             Vice President, National Accounts
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Paul M. Kos                  Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Deron J. Richens             Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Cathy Sturdivant             Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Paulina Vakouros             Vice President
260 Madison Avenue
New York, NY 10016


(c) Compensation from the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

                                                   (2)
                                                   NET
                    (1)                        UNDERWRITING         (3)              (4)              (5)
             NAME OF PRINCIPAL                DISCOUNTS AND   COMPENSATION ON     BROKERAGE          OTHER
                UNDERWRITER                    COMMISSIONS       REDEMPTION      COMMISSIONS      COMPENSATION
             -----------------               ---------------  ---------------  ---------------  ---------------
MetLife Investors..........................    $128,299,602          $0               $0               $0
Distribution Company



ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

METLIFE INSURANCE COMPANY OF CONNECTICUT
ONE CITYPLACE
HARTFORD, CONNECTICUT 06103-3415

ITEM 31. MANAGEMENT SERVICES

Not Applicable.

ITEM 32. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(a) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

(b) To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c) To deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

(d) To comply with and rely upon the Securities and Exchange Commission No-Action Letter to the American Council of Life Insurance, dated November 28, 1998, regarding Sections 22(e), 27(c)(1) and 27(d) of the Investment Company Act of 1940.

The MetLife Insurance Company of Connecticut hereby represents:

(a) That the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by MetLife Insurance Company of Connecticut.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Morristown, and State of New Jersey, on this 9th day of July 2008.

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                                  (Registrant)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                   (Depositor)

                                        By:      /s/ MICHAEL K. FARRELL
                                            ------------------------------------
                                                Michael K. Farrell, President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 9th day of July 2008.



          /s/ *MICHAEL K. FARRELL                   President and Director
-----------------------------------------------
              (Michael K. Farrell)

           /s/ *STANLEY J. TALBI                    Executive Vice President and Chief Financial
-----------------------------------------------        Officer
               (Stanley J. Talbi)

       /s/ *JOSEPH J. PROCHASKA, JR.                Executive Vice President and Chief
-----------------------------------------------        Accounting Officer
           (Joseph J. Prochaska, Jr.)

          /s/ *WILLIAM J. MULLANEY                  Director
-----------------------------------------------
             (William J. Mullaney)

             /s/ *LISA M. WEBER                     Director
-----------------------------------------------
                (Lisa M. Weber)



                                        By:     /s/ JOHN E. CONNOLLY, JR.
                                            ------------------------------------
                                            John E. Connolly, Jr., Attorney-in-
                                                            Fact

* MetLife Insurance Company of Connecticut. Executed by John E. Connolly, Jr. on behalf of those indicated pursuant to powers of attorney filed herewith.

                                  EXHIBIT INDEX

13    Powers of Attorney